Form 10-K405, Exhibit 13
period 1997-12-31
SUMMIT BANK CORP
filed 1998-03-30
CIK 820067

                                                                    EXHIBIT 13.1

C O N T E N T S

Selected Financial Data                                                              IFC
To Our Shareholders                                                                    1
Corporate Overview                                                                     2
Management's Discussion & Analysis                                                     9
Consolidated Financial Statements                                                     23
Notes to Consolidated Financial Statements                                            27
Independent Auditors' Report                                                          44
Corporate and Shareholder Information                                                IBC


SELECTED FINANCIAL DATA


                                                                       As of December 31,
(Dollars in thousands, except per share data)          1997          1996          1995        1994          1993
Balance Sheet Data
Total assets                                        $  180,296   $  154,248    $  130,076   $  108,146   $  104,526
Loans                                                   98,892       85,808        78,177       73,801       73,190
Deposits                                               144,795      132,899       109,816       90,639       88,376
Stockholders' equity                                    19,778       16,936        15,413       13,273       11,441

Statement of Income Data                                                   Year ended December 31,
Net interest income                                      8,005        6,836         6,031        5,355        3,763
Provision for loan losses                                  540          404           397          430          611
Non-interest income                                      3,460        3,361         3,311        3,050        2,635
Non-interest expenses                                    7,156        6,411         5,802        5,209        4,211
Net Income                                          $    2,450   $    2,208    $    2,101   $    1,928   $    1,658

Per Share Data
Book value per share at year end                    $    13.28   $    12.03    $    10.95   $     9.43   $     8.13
Basic earnings per share                                  1.71         1.57          1.49         1.37         1.18
Diluted earnings per share                                1.50         1.43          1.49         1.37         1.18
Weighted-average shares outstanding                  1,436,023    1,407,688     1,407,688    1,407,688    1,407,688
Weighted-average shares and
   common equivalent shares outstanding              1,632,586    1,546,332     1,414,670    1,407,688    1,407,688
Dividends declared                                  $      .35   $      .31          $.28           --           --

Ratios
Return on average assets                                  1.47%        1.59%         1.74%        1.78%        1.95%
Return on average equity                                 13.36%       13.80%        15.09%       15.65%       16.02%

TO OUR SHAREHOLDERS

Our 1997 results reaffirmed the soundness of our strategic focus: financial services for small businesses, companies engaged in international trade, and ethnic customers. We are pleased to report that in 1997 each of these market segments continued to grow, and Summit strengthened our position with all three.

Achievements of the past year unfolded in an atmosphere of far-reaching change. Consolidation continued as a dominant industry trend. Banks experienced heightened competition from non-traditional players in the financial services field. Many institutions pressed ahead in their efforts to restructure customer interactions around technology rather than people.

In this environment, Summit stood out from the crowd in two key ways:
         1. the relevance and quality of the financial services we provide for our target markets; and

         2. our commitment to make managing finances and creating wealth easier, more understandable and less stressful--which requires a highly personal approach along with customer-centered applications of technology.

Focusing on our distinctive strengths, Summit met asset and profitability goals for the year. We reached a new high in assets of $180 million, and, continuing a six-year trend, we had record earnings of $2,450,000. Non-interest-bearing demand deposit growth was 29%, following a strong 19% growth in 1996. Deposits rose in all branches, and our two newest branches established themselves solidly in their East Marietta and Peachtree Corners communities. We continued to grow the non-interest portion of our income and have laid plans to increase fee income in 1998.

Quarterly dividends were increased to nine cents per share. As of early 1998, the stock, which is traded under the symbol "SBGA" on Nasdaq, had reached an all-time high of $23 per share. Summit was listed in 1997 as one of Georgia's Top 100 Public Companies by The Atlanta Journal-Constitution.

The pride and dedication of our people are the foundation of Summit's accomplishments. Again this year, our customers expressed high satisfaction with the quality of their interactions with Summit people. Emphasis on the personal and professional development of employees is a pivotal factor in our success.

Going forward, Summit's strategic direction is firm and steady, yet we always are open to new opportunities to expand our expertise. We have earned a unique reputation within our market segments by providing a level of service they regard as superior. Leveraging our special strengths, Summit is well positioned to deliver growing value to shareholders and customers alike.

We thank the Summit staff for their outstanding efforts in 1997, and we greatly appreciate the trust that you, our shareholders, have placed in us.

Sincerely,

 /s/ P. Carl Unger,
---------------------------------
P. Carl Unger, Ph.D.
Chairman, Summit Bank Corporation

 /s/ David Yu
---------------------------------
David Yu
Chairman, The Summit National Bank

We Focus On Our Customers

                                     It Shows In Our Actions...And Their Loyalty

Summit is a lot like our customers. We share their entrepreneurial spirit and their determination to overcome barriers that stand in the way of creating value. We offer the competencies they require, from small business knowledge to international business insight to a wide range of language skills. By understanding and meeting our customers' challenges, Summit has helped them to grow--and is growing right along with them.

Opening Doors for Small Business Customers

In the Metro Atlanta market, small business formation and growth show great vigor. Competition for this market segment intensifies each year, both from large banks and non-bank financial service providers. Summit's advantages stem from our years of experience with small businesses, our knowledge of the entrepreneur's capital and service needs, and our skill at building personal relationships.

For six consecutive years, Summit has been among Georgia's leaders in Small Business Administration (SBA) loan origination. While maintaining our leadership position in 1997, we withstood competitive pressure to reduce standards and thus protected the quality of our portfolio.

Also in 1997, we introduced new products for the small business customer, including a Cash Management Account with overnight investment; a Simplified Employer Pension program; and vehicles for establishing Roth and Education Individual Retirement Accounts.

During 1998, Summit will continue developing the Cash Management Account. In addition, studies are underway to identify new high-value services that logically extend our ability to satisfy the needs of small business customers.

In the coming year, Summit bankers will be working to heighten customer awareness of how Year 2000 issues could affect their business, including the potential impact on their revenues. By sharing our knowledge with customers, we are helping them to protect their own assets and thus to safeguard their credit access.

Enabling International Trade Customers to Seize Opportunity

As a major hub for global business, Metro Atlanta and North Georgia have tremendous needs in the arena of financial services for international trade. Summit's array of international services is unmatched by any community bank, and our level of service exceeds many large banks as well.

Companies of every size rely on Summit Bank to facilitate international transactions. With more than 100 correspondent relationships outside the United States, Summit helps our customers fulfill business opportunities wherever they arise.

To enhance service to the international enterprise, in 1998 we will begin implementing an Internet-based electronic banking module to allow customers to apply for Letters of Credit (LC) electronically from any location. Both the speed and convenience of the LC process will be significantly improved.

Meeting the Ethnic Customer's Special Needs

Summit's heritage reflects the goal of providing culturally sensitive, high-quality financial services to ethnic customers. Many are entrepreneurs as well. Summit has no peer in our market for helping ethnic customers acquire the credit and financial management resources they need to establish and grow their business ventures.

Our diverse staff can confer with customers in more than a dozen languages about their personal and business banking needs. Summit's Asian Banking Center plays a unique role for Atlanta's rapidly expanding Chinese, Korean, Vietnamese and Asian Indian communities. Our private banking services are heavily utilized by German-speaking customers, and we also have a growing presence in Atlanta's Hispanic community.

While face-to-face banking is especially important to ethnic customers, they also make heavy use of our multi-lingual ATM services as well as the language capabilities we added in 1997 to our BankTouch interactive voice customer service system. ATM and BankTouch services are now available in Chinese and Korean as well as English.

We Build Within

                                              People Serve...Technology Supports

In a marketplace increasingly dominated by technology over personal service, Summit's personal approach is a true point of distinction that customers recognize and prize.

Consolidation in banking has reduced the overall service orientation of the industry and continues to do so. Our customers constantly remind us how different Summit is in this regard.

We view our "people difference" as a vital advantage and are making investments to further distance ourselves from competitors in quality of service.

One of our strongest convictions is that empowered people will proactively identify and push for value-added change within the organization. During 1997 Summit undertook training initiatives to develop these capabilities. We also upgraded policies and procedures in each branch, improving self-audit performance. An aggressive training agenda is planned for 1998 as well, focusing on implementing best practices, enhancing product expertise, promoting internal teamwork and vesting our employees with ownership of customer relations.

Summit uses technology to complement, never replace, the customer service strengths of our people. Our multi-lingual ATM and BankTouch enhancements exemplify how this supporting role has been applied. Important technology-based initiatives are planned for 1998, including:

         * Electronic Letter of Credit system allowing remote applications and approvals

         * Internet development as a new channel for fulfilling customer needs

         * Expanded use of electronic imaging to streamline records maintenance and access

         *        Completion of Year 2000 compliance within the Bank.

We never lose sight that the customer is at the center of everything Summit does. By strengthening the customer bond, we add value for shareholders by enlarging our future opportunities for growth and profitability.

We Create Value

                                          Shareholders...Customers...Communities
                                           We Perform For Those Who Count On Us.


Summit's sustained financial performance has led to a broader base of ownership. From December 1996 to January 1998, the number of Summit shareholders increased by 50%, resulting in much improved liquidity for all of our investors. The average number of shares traded daily grew four-fold during the same time period.

Planning for future growth, we constantly look for opportunities to create new shareholder value within the general framework that already has made Summit successful. Attractive growth situations will be those that involve the market segments we know well, allowing us to leverage the special competencies we have developed in serving our customers.

As Summit's targeted customer groups come to represent an ever-larger portion of total marketplace activity, their need for our knowledge, skill and commitment will grow as well. By meeting their needs, we strengthen vital pillars of the future: a healthy and energetic small business sector ... thriving international trade ... and an increasingly diverse population whose members have much to contribute to the country's economic well being.

The value that Summit Bank delivers to these customers today will continue to pay dividends far into the 21st Century.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Overview for 1997

Summit Bank Corporation (the "Company" or "Summit") reported record net income of $2,450,000 in 1997 representing an increase of 11% over the prior year. Management attributes the improvement to stronger net interest income resulting from an increase in average earning assets. Contributing factors to the growth in earning assets are the branch expansion in 1996 and use of Federal Home Loan Bank advances. The Company's average earning assets grew 21% in 1997 and over the last four years have grown at a compounded annual rate of more than 18%. During 1997, Summit's average total assets increased $27 million to $166 million compared to $139 million in 1996.

Diluted net income per share for 1997 increased to $1.50 from $1.43 in 1996, an improvement of 4.9%. Diluted net income per share in 1995 was $1.49. Since June, 1997 the Company has been issuing new shares of stock as a result of the exercise of warrants and options for common stock that were primarily issued to the organizers of the Company. The Company originally had 463,235 warrants and 41,225 options outstanding prior to completion of a registration in May 1997 for the underlying securities. As of December 31, 1997 there were 81,082 shares issued from the exercise of warrants and options. The remaining warrants and options expire March 10, 1998. Since 1995, the Company's common stock has traded at a market price in excess of the $10 exercise price for these warrants and options. The dilutive effect of these options and warrants outstanding resulted in weighted-average shares and potential common shares outstanding of 1,632,586, 1,546,332 and 1,414,670 in 1997, 1996, and 1995, respectively.

The Company's strong profitability continues to place Summit in a group of the nation's higher-performing community focused financial institutions. The return on average assets was 1.5% in 1997 as compared to 1.6% in the previous year. The small decline was attributed to the high growth rate in total assets which outpaced the improvement in 1997 earnings. By comparison, according to the Uniform Bank Performance Report as of September 30, 1997, the Bank's peer group
- commercial banks with assets between $100 million and $300 million and three or more branches in a metropolitan area, posted an average return of 1.2% of average assets. For the past five years, the Company has posted returns on average assets of 1.5% or better. Despite higher net earnings, Summit's return on average equity was 13.4% in 1997 compared to 13.8% in 1996. Stockholders' equity rose to $19.8 million at year end 1997, an increase of 17% as compared to year end 1996 as a result of earnings and the exercise of warrants and options.

The Company became listed on the Nasdaq National Stock Market under the trading symbol of "SBGA" on October 18, 1996. The following table sets forth: (1) the high and low sales price for the Common Stock as reported by Nasdaq; and (2) the amount of the quarterly dividends declared on the Common Stock during the periods indicated.


                                Sales Price          Cash Dividend
Calendar period            High             Low         Declared
1996
First Quarter            $ 11.00          $ 10.25        $ .07
Second Quarter             16.00            10.50          .08
Third Quarter              16.00            14.25          .08
Fourth Quarter             17.50            14.50          .08

1997
First Quarter            $ 20.63          $ 16.50        $ .08
Second Quarter             20.50            16.00          .09
Third Quarter              19.38            15.75          .09
Fourth Quarter             20.00            16.00          .09

The Company is a legal entity separate and distinct from its Bank subsidiary, and its revenues depend primarily on the payment of dividends from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 1998 is $3,608,000 plus 1998 net earnings of the Bank. At December 31, 1997, $13,257,000 of the Parent Company's investment in the Bank is restricted as to dividend payments from the Bank to the Parent Company. The Company increased cash dividends in 1997 to $.35 per share, an increase of 13% over 1996 dividends of $.31 per share.

The Company has three brokerage firms that make a primary market in its stock. Liquidity in the Company's stock remains strong as evidenced by the trading volume of the stock during 1997. During 1997, 854,213 shares of the Company traded on the open market. At December 31, 1997 the most recent trade of the Company's stock was $19.25 per share, an increase of 12% compared to $17.25 per share at year end 1996.

Total assets reported by the Company at December 31, 1997 were $180 million compared to $154 million at the prior year end, reflecting an increase of 17%. Asset growth was primarily fueled by deposits which increased 9%, or $12 million, in 1997 as well as an increase in the credit advance from the Federal Home Loan Bank of $9 million. Deposits at the two offices which opened in 1996 grew $15 million in 1997 as they focused on additional small business relationships. Additionally, the balance in the Corporate Overnight Sweep Accounts, a new product introduced in 1996, grew from $657,000 at December 31, 1996 to $2.8 million at December 31, 1997. Much of this new funding growth was absorbed by expansion of the loan portfolio. Summit's net loan volume increased 16%, or $13.5 million, to $97 million at December 31, 1997 compared to $84 million at December 31, 1996. The majority of this loan growth was centered in commercial and SBA loans. During the last four years, the Company's average loans outstanding have grown at a rate of nearly 12% compounded annually. The federal funds sold balance declined from $16 million at December 31, 1996 to $1 million at December 31, 1997 as funds were invested in higher yielding investment securities. The investment security portfolio increased 62% to $63 million at December 31, 1997.

Net interest income increased $1.2 million to $8 million in 1997, a growth of 17%. The Company continues to experience a strong net interest margin. The net interest margin for 1997 was 5.26%, which is higher than the peer group average of 4.94%. The provision for loan losses increased to $540,000 in 1997 from $404,000 in 1996 as a result of strong loan growth and higher charge-offs in 1997. Non-interest income improved 3% in 1997 with the largest increases being recognized from international service fees, overdraft/NSF charges and service charge fees. Non-interest income in 1997 was $3.5 million.

While the branch expansion in 1996 added significant deposit growth to the balance sheet, it also caused an increase in non-interest expenses during 1997 since this was the first full year of operation for the two new offices. Most of this increase was related to additional personnel, data/item processing and occupancy expenses for these new offices. Total non-interest expenses were $7.2 million in 1997 and $6.4 million in 1996, an increase of $745,000. Personnel expenses accounted for nearly half of this increase, $300,000, while equipment costs and other general operating expenses represented another $100,000 and $300,000 of the increase, respectively. The Company's operating efficiency ratio (operating expenses as a percentage of net interest income and non-interest income) has remained fairly constant despite the additional branch expansion, reflecting good expense management. The operating efficiency ratio in 1997, 1996 and 1995 was 62.4%, 62.9%, and 62.1%, respectively.

Fourth Quarter 1997 Results

Net income for the fourth quarter of 1997 was $774,000, a 19% increase over income of $650,000 for the same period in 1996. The increase was due to higher gains from sales of SBA loans which were $298,000 in the fourth quarter of 1997 compared to $141,000 in the same period of 1996. Fluctuations are common in quarterly SBA loan volumes because of construction lending cycles and year-end business sales by customers. Diluted net earnings per share for the fourth quarter were $.46 and $.41 per share for 1997 and 1996, respectively while basic net earnings for the same periods were $.52 and $.46 per share, respectively.

Net Interest Income

Net interest income, the primary source of revenue for the Company, is a function of the yield earned on average interest-earning assets and the rate paid on average interest-bearing liabilities. Changes in net interest income from period to period reflect the increases or decreases in average interest-earning assets, average interest-bearing liabilities and the interest rate spread which is affected by the degree of mismatch in maturity and repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities.

Net interest income increased $1.2 million, or 17%, to $8 million in 1997 compared to 1996. The Company's net interest margin for 1997 declined to 5.26% as compared to 5.44% in 1996. Average interest-earning assets increased 21%, or $26 million which helped offset the decline in the yield due to a falling rate environment, during 1997. Average investment security volumes represented the majority of the increase in average interest-earning assets, increasing $15 million in 1997, while average loan volumes also grew $9 million. Along with the loan volume increase, loan fees increased $267,000 to $762,000 in 1997. Average interest-bearing liabilities increased 21%, or $20 million, in 1997, with other time deposits and money market accounts increasing $11 million and $2.6 million, respectively.

Net interest income for 1996 increased $800,000, or 13% to $6.8 million compared to 1995. The increase was also due to larger volumes of average interest-earning assets, which grew 15%, or $16 million in 1996. The average interest-bearing liabilities increased 16%, or $13 million in 1996. The slight decrease in the net interest margin from 5.50% in 1995 to 5.44% in 1996 was due to a falling rate environment.

The following table sets forth information with respect to the average balances, interest income and average yield by major categories of assets; the average balances, interest expense and average rate by major categories of liabilities; the average balances of non-interest-earning assets, non-interest-bearing liabilities and stockholders' equity; and net interest income, interest rate spread, and net interest margin for the years ended December 31, 1997 and 1996.

Average Balance Sheet Data



(Dollars in thousands)                                        1997                                           1996
                                            Average        Income/         Yields/         Average        Income/         Yields/
                                           Balances        Expense           Rates        Balances        Expense           Rates
Assets
Interest-earning assets:
   Loans (1)                              $  93,015        $ 9,660           10.39%      $  84,071       $  8,615           10.25%
   Investment securities
   - taxable                                 52,645          3,464            6.58%         37,252          2,509            6.74%
   Federal funds sold                         6,435            345            5.36%          4,331            228            5.26%
   Interest-bearing deposits
   in other banks                                97              6            6.19%             67              4            5.97%
Total interest-earning assets               152,192         13,475            8.85%        125,721         11,356            9.03%
Non-interest-earning assets:
   Cash and due from banks                    7,378                                          6,374
   Premises and equipment, net                4,475                                          3,903
   Allowance for loan losses                 (1,815)                                        (1,905)
   Other assets                               4,093                                          4,699
Total non-interest-earning
   assets                                    14,131                                         13,071
Total assets                              $ 166,323                                      $ 138,792
Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
   NOW accounts                           $   9,020        $   180            2.00%      $   8,301       $    169            2.04%
   Money market accounts                     26,090            955            3.66%         23,466            924            3.94%
   Savings deposits                           6,424            214            3.33%          7,673            288            3.75%
   Other time deposits                       65,111          3,633            5.58%         54,408          3,067            5.64%
Total interest-bearing
  deposits                                  106,645          4,982            4.67%         93,848          4,448            4.74%
Other interest-bearing
 liabilities:
   Federal funds purchased                      324             21            6.50%             86              5            5.81%
   Federal Home Loan Bank advance             6,005            350            5.83%            896             47            5.25%
   Short-term borrowings
   and obligations under
   capital lease                              2,575            117            4.54%            293             20            6.83%
Total interest-bearing
 liabilities                                115,549          5,470            4.73%         95,123          4,520            4.75%
Non-interest-bearing liabilities
   and stockholders' equity:
   Demand deposits                           29,558                                         23,628
   Other liabilities                          2,878                                          4,042
   Stockholders' equity                      18,338                                         15,999
Total non-interest
  -bearing liabilities
  and stockholders' equity                   50,774                                         43,669
Total liabilities and
   stockholders' equity                   $ 166,323                                      $ 138,792
Interest rate spread                                                          4.12%                                          4.28%
Net interest income                                        $ 8,005                       $   6,836
Net interest margin (2)                                                       5.26%                                          5.44%

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $762,000 in 1997 and $495,000 in 1996.
(2) Net interest margin is net interest income divided by average total interest-earning assets.

Changes in Net Interest Income

The table below details the components of the changes in net interest income for the last two years. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes, changes due to rates, and the proportionate allocation of changes in both volumes and rates to the changes due to volumes and the changes due to rates.



                                                 1997 Compared with                 1996 Compared with
                                                       1996(1)                            1995(1)
                                                 Due to changes in                  Due to changes in

(In thousands)                                                        Net                                    Net
                                       Average     Average        Increase     Average     Average        Increase
Interest Income                         Volume        Rate       (Decrease)     Volume        Rate       (Decrease)
Loans                                  $   927       $ 118       $ 1,045       $ 1,064       $(153)      $   911
Investment securities                      994         (39)          955           423         (14)          409
Federal funds sold                         113           4           117           (37)        (29)          (66)
Interest-bearing deposits
 in other banks                              2          --             2            --           1             1
Total interest income                    2,036          83         2,119         1,450        (195)        1,255
Interest expense
NOW accounts                                14          (3)           11            67         (69)           (2)
Money market accounts                       84         (53)           31            90         (56)           34
Savings deposits                           (44)        (30)          (74)          (19)         29            10
Other time deposits                        597         (31)          566           514        (158)          356
Federal funds purchased                     15           1            16             4          --             4
Federal Home Loan Bank advance             297           6           303            47          --            47
Short-term borrowings and
  obligations under capital lease          101          (4)           97             5          (4)            1
Total interest expense                   1,064        (114)          950           708        (258)          450
Change in net interest income          $   972       $ 197       $ 1,169       $   742       $  63       $   805

(1)The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.


Non-interest Income

The following table presents the principal components of non-interest income for the years ended December 31, 1997, 1996, and 1995.



(In thousands)                                                     1997               1996                  1995
Fees for international banking services                          $1,210             $1,057                $1,145
Gains on sales of loans                                             616                581                   713
Overdraft and NSF charges                                           426                369                   362
Other                                                               396                557                   439
SBA servicing fees                                                  378                462                   438
Service charge income                                               272                209                   216
Net gains (losses) on sales
 of investment securities                                           162                126                    (2)
Total non-interest income                                        $3,460             $3,361                $3,311

Non-interest income increased $100,000 in 1997 to $3.5 million compared to 1996 due primarily to increases in service charges on deposit accounts and international fee income. Service charges on deposit accounts and overdraft/NSF fees were up 30% and 15%, respectively, over 1996 to a combined total of $700,000. This increase was the result of higher average demand deposit volumes, which grew $6 million in 1997, as well as new pricing structures on various charges including NSF and overdraft fees. International fee income also rose to a new level of more than $1.2 million in 1997, a 14% increase. This was due to a growth in business volumes despite a slow start to the year. These increases were partially offset by a decline in other income of $161,000, primarily because 1996 other non-interest income included recognition of a $100,000 non-recurring settlement of a lawsuit.

Gains on sales of SBA loans were $616,000 for 1997 compared to $581,000 in the prior year due to a higher volume of sales. During 1997, the Company originated $12.4 million of new SBA loans as compared to $10.4 million in 1996. Total guaranteed amounts sold for the comparable years were $6.4 million and $5.2 million in 1997 and 1996, respectively. The Company was again recognized by SBA as one of the most active lending institutions in the state of Georgia, a distinction held by Summit for the last six consecutive years. The Company's loan servicing portfolio for third parties decreased to $58 million at year end 1997 from $62 million at year end 1996.

Total non-interest income increased $50,000 to $3.4 million during 1996 as compared to 1995 due primarily to additional other income and miscellaneous fees. Other non-interest income increased $118,000 in 1996. This increase consisted mainly of the non-recurring lawsuit settlement discussed above, improvements in Automatic Teller Machine (ATM) fees, private banking fees and other income. The Company began charging a $1.00 access fee in 1996 to all non-Summit customers utilizing the Company's ATMs for cash withdrawals. In 1996, this resulted in an increase in ATM fees of $30,000. Additionally, the Company realized $126,000 of gains on sales of investment securities in 1996 compared to a loss of $2,000 in 1995. There were no other individually significant items affecting other income in 1996.



Non-interest Expenses

The following table presents the principal components of non-interest expenses for the years ended December 31, 1997, 1996, and 1995.



(In thousands)                                                     1997               1996                1995
Salaries and employee benefits                                   $3,649             $3,356              $3,046
Equipment                                                           584                482                 408
Net occupancy                                                       516                476                 452
Accounting, legal, and other professional                           363                315                 286
Data/item processing                                                323                332                 218
Telephone                                                           233                136                 132
Marketing and community relations                                   228                271                 157
Postage and courier                                                 198                163                 168
Property taxes                                                      167                 86                  86
Other losses                                                        161                167                 137
Office supplies                                                     147                157                 130
Insurance                                                            96                 78                 181
Directors fees                                                       83                 53                  64
Dues and memberships                                                 45                 51                  58
Other operating expenses                                            363                288                 279
Total non-interest expenses                                      $7,156             $6,411              $5,802

Over the past few years the Company has continued a strong earnings growth trend coupled with the branch expansion during 1996. Throughout this growth mode, the non-interest expenses have increased a consistent 10% to 12% in each of the past three years. In 1997, non-interest expenses were $7.2 million, up from $6.4 million in 1996. This increase was primarily attributed to increased staffing, equipment, property taxes and telephone expenses. Of the

$745,000 increase in non-interest expenses, nearly half was due to salary and benefit increases. Of the $300,000 increase in salary and benefit expenses recognized during 1997, half of this amount was due to the effect of a full year's expense related to personnel hired in 1996 to support branch expansion. The remaining increase in salary and benefits expenses was due to promotions and normal performance adjustments, as well as increases in group insurance of $27,000 and commission expense of $38,000 for the year. As of December 31, 1997, the Bank had reduced total staff to 81.5 full-time equivalent employees compared to 86.5 at the end of 1996. This reflects improved operating efficiencies within the Company.

Equipment costs, which include furniture, fixtures and equipment maintenance and depreciation, increased $102,000 in 1997 compared to 1996 due in part to additional maintenance and service contracts relative to the branch expansion and normal operations. Depreciation costs on equipment increased $34,000 as a result of the branch expansion as well as the additional equipment purchased for the implementation of new products. The Company purchased a document imaging system in late 1997 for the computerized image storage of all loan documentation, accounts payable and payroll records. While these costs were capitalized, the system is designed to improve efficiencies in document retrieval and reduce costs such as file cabinets and filing supplies which should benefit future years.

Property taxes relative to the new branches caused an increase of $46,000 in taxes in 1997 compared to 1996, although approximately $24,000 of these real property taxes were paid and expensed in 1997 for the 1996 tax year due to delays in receiving the applicable bills.

Implementation of new data processing systems in mid-year 1995 fueled higher data processing costs in 1996 compared to 1997. In 1997, the telecommunications expenses directly related to the delivery of the data processing system were reclassified to telephone costs. Telephone costs increased $97,000 due to this reclassification as well as normal growth in operations.

Non-interest expenses increased $609,000 in 1996 compared to 1995 due primarily to increased staffing, data/ item processing expenses related to branch expansion as well as marketing costs incurred for branch expansion and the introduction of several new products and services. Salaries and benefits costs were up $310,000 from 1995 while data and item processing expenses and marketing costs were each up $114,000 from 1995. Equipment costs were also $74,000 higher in 1996 compared to 1995 as a result of the purchase of equipment required to offer technologically advanced products such as multi-lingual ATMs, 24-hour telephone banking (also multi-lingual) and corporate cash management systems. The suspension of the FDIC insurance assessment in 1995 resulted in a decrease in insurance expense of $103,000 from 1995 to 1996.

Year 2000

The Company recognizes that there is a business risk in computerized systems as the Year 2000 approaches and date recognition becomes a critical issue. The Federal Financial Institutions Examination Council ("FFIEC") issued an interagency statement on May 5, 1997, outlining five phases for institutions to effectively manage the Year 2000 challenges. The phases were awareness, assessment, renovation, validation and implementation. The Company has developed an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by either software failures due to processing errors arising from calculations using the Year 2000 date or hardware failures arising from systems built to recognize the two-digit date field "00" as the Year 1900. The Company has an internal task force assigned to this project, and the Board of Directors and management of the Company have established Year 2000 compliance as a strategic initiative. The Company is well into the assessment phase of the project in which all critical applications are identified and communication is underway with its software vendors including the primary data processing service provider. While the Company believes it has available dedicated resources to assure Year 2000 compliance, it is to some extent dependent on vendor cooperation.

A Year 2000 Company Action Plan was developed in 1997 and is being executed to ensure timely assessment, validation and testing through 1998. At the present time, the Company expects hardware testing to begin in first quarter 1998 and continue through the year. Most of the personal computers and systems within the Company are expected to require upgrades or replacements specifically for the Year 2000 compliance issue. The total cost for this conversion is estimated by management to be approximately $250,000 with a substantial portion of these costs being recognized in 1998 as a majority of the testing and conversion will be completed in 1998. The Company is also in the process of addressing any loan relationships it believes could be materially affected by the Year 2000 issue. Additionally, included in the action plan are steps to establish a task force for the purpose of determining and ensuring customer awareness in general during early 1998.

Loan Portfolio

Loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that credit losses are not excessive). Thus the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. The Company experienced a strong increase in average loan volumes in 1997 of $9 million. Net loans outstanding increased to $97 million as compared to $84 million at year end 1996, an increase of 15%. During 1997, the growth was evenly distributed between regular commercial loans, with a $6.3 million increase to $29.1 million, and commercial loans secured by real estate, with a $6.4 million increase to $62.7 million. Consumer loans remained constant at approximately $5 million as of December 31, 1997 compared to the prior year-end. Overall loan growth was consistent with growth in the prior year as net loans outstanding increased 10% from $76 million at year end 1995 to $84 million at year end 1996. Commercial loans secured by real estate accounted for $6 million of this increase. Consumer loans increased $309,000 to $5.1 million during 1996.

At year end 1997 and 1996, the Company had loans held for sale of $3.4 million and $3 million, respectively. The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At December 31, 1997, 58% of the total loan portfolio had floating or adjustable rates.

The following table presents the composition of the Company's loan portfolio at December 31, 1997 and 1996.



(Dollars in thousands)                                                      1997                    1996
                                                                     Amount   % of Loans      Amount    % of Loans
Commercial, financial, and agricultural                            $ 29,111        30%      $ 22,769        28%
Real estate - construction                                            1,938         2          1,704         2
Real estate mortgage-primarily commercial                            60,793        64         54,538        66
Installment loans to individuals                                      5,024         5          5,125         6
Less: unearned income                                                (1,393)       (1)        (1,358)       (2)

Loans, net of unearned income                                        95,473       100%        82,778       100%
Loans held for sale - SBA                                             3,419                    3,030
Less: allowance for loan losses                                      (1,468)                  (1,931)
Net loans                                                          $ 97,424                 $ 83,877

The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 1997.


(In thousands)                                                                     Loan Maturing
                                                                 Within          1-5        After 5
                                                                 1 Year        Years          Years        Total
Loans with:
  Predetermined interest rates                                  $18,202      $21,950        $ 1,427      $41,579
  Floating or adjustable rates                                   18,472       11,101         27,740       57,313
Total loans                                                     $36,674      $33,051        $29,167      $98,892



Allowance and Provision for Loan Losses

The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due, and other loans that management believes require special attention.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrower, the related collateral, and the effects of economic conditions. General unallocated reserves against the remaining loan portfolio are based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions. The Company also utilizes an independent loan review process in assessing the overall adequacy of the allowance for loan losses.

The provision for loan losses is a charge to income in the current period to replenish the allowance and maintain it at a level that management has determined to be adequate. The Company's provision for loan losses for 1997 was $540,000 as compared to $404,000 in 1996. This increase is attributed to loan growth and the Company's aggressive loan charge-off policy in order to maintain strong asset quality. While non-performing assets increased from $922,000 at year end 1996 to $1,777,000, at year end 1997, the December 31, 1997 balance primarily reflected SBA fully guaranteed portions of credits totaling $1,018,000 and one credit for $737,000 secured by real estate. The remaining $22,000 of 1997 non-performing assets represents the unguaranteed portion of an SBA credit(included in the $1,018,000) which has been fully reserved. The December 31, 1996 balance reflected one credit for $773,000 secured by real estate (the same credit included in the 1997 balance) and two fully guaranteed SBA loans totaling $149,000.

Net loan charge-offs in 1997 increased significantly to 1.08% of average net loans outstanding from .19% in 1996. Included in gross charge-offs in 1997 were three SBA loans of which $161,000 represents fully guaranteed amounts by the SBA which are expected to be recovered from the SBA during the first half of 1998. Gross charge-offs increased approximately $1 million to $1.3 million in 1997 compared to $300,000 in 1996. The charge-offs in 1997 included three large loans totaling $642,000 which were identified as problem credits and appropriately reserved for in 1996 based on current information known at that time. However, the borrowers' situations continued to deteriorate in 1997 which merited in each case larger charge-offs than was anticipated in 1996, with the additional loss being absorbed by the Company's unallocated general reserve. In addition, a loan charge-off in early 1997 of approximately $100,000 was fully recovered in late 1997. The remaining $400,000 of gross charge-offs represented a number of small commercial and installment loans, none of which were individually significant and which were absorbed by the unallocated general reserve. The Company has historically taken aggressive charge-off measures with respect to all loans, irrespective of SBA guarantees. Under this approach, if a workout program for a non-performing SBA loan has failed, the Company will typically recognize the charge-off immediately then record the repayment of the guarantee as a recovery. Recoveries totaled

$336,000 in 1997 compared to $153,000 in 1996 and recoveries in 1998 are anticipated to be at least $161,000.

Net loan charge-offs for 1996 were extremely low at .19% of average net loans outstanding, or $159,000, compared to .43% of average loans, or $314,000, for 1995. Gross charge-offs for 1996 declined $584,000 in 1996 although recoveries declined at a smaller rate of $155,000.

The allowance for loan losses represented 1.48% of total loans at December 31, 1997 compared to 2.25% at December 31, 1996. The determination of the allowance for loan losses rests upon management's judgment about factors affecting loan quality, assumptions about the economy, and other factors. The Company felt that the 1996 unallocated general reserve was sufficient to absorb additional losses in 1997 which resulted in a reduction in the allowance for loan losses in 1997. While lower than historical levels, management considers the year end allowance adequate to cover possible losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for the years ended December 31, 1997 and 1996.


                                                                              Years Ended December 31,

(Dollars in thousands)                                                      1997                   1996
Allowance for loan losses at beginning of year                            $1,931                 $1,686
Charge-offs:
   Commercial, financial, and agricultural                                 1,147                    271
   Real estate                                                                 0                      0
   Installment loans to individuals                                          192                     41
Total                                                                      1,339                    312
Recoveries:
   Commercial, financial, and agricultural                                   300                     99
   Real estate                                                                 0                     16
Installment loans to individuals                                              36                     38
Total                                                                        336                    153
   Net charge-offs                                                         1,003                    159
   Provision for loan losses                                                 540                    404
Allowance for loan losses at end of year                                  $1,468                 $1,931
Allowance for loan losses to average
 loans outstanding                                                          1.58%                  2.30%
Allowance for loan losses to net charge offs                                 1.5x                  12.1x

The amounts and percentages of such components of the allowance for loan losses at December 31, 1997 and 1996, and the percentage of loans in each category to total loans are presented in the table below.


                                                                            1997                      1996
                                                             Allowance          % of        Allowance           % of
(Dollars in thousands)                                           $       (%)    Loans           $      (%)     Loans
Commercial, financial, and agricultural                        $1,142    78%       30%       $1,382     71%      28%
Real estate                                                       225    15%       65%          422     22%      66%
Installment loans to individuals                                  101     7%        5%          127      7%       6%
Total                                                          $1,468   100%      100%       $1,931    100%     100%

Non-performing Assets

As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Where appropriate, when a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The amount of interest that would have been recorded during 1997 and 1996, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $167,000 and $30,000, respectively.

Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired by foreclosure. The Company's non-performing assets as a percentage of total loans and other real estate was 1.80% at December 31, 1997 as compared to 1.07% in the prior year. At December 31, 1997, the Company had non-accrual loans representing one loan secured by real estate totaling $737,000, two fully guaranteed SBA loans totaling $894,000 and one 85% guaranteed SBA loan totaling $146,000. The December 31, 1996 balance reflected one loan for $773,000 secured by real estate (the same credit included in the 1997 balance) and two fully guaranteed SBA loans totaling $149,000. The non-accrual loan secured by real estate was also the only restructured loan held by the Company in 1997 and 1996. The Company believes that the underlying collateral on this restructured loan will be sold in early 1998 and a minimal loss is anticipated which has been specifically reserved. There were no loans past due 90 days or more as to principal or interest payments at either December 31, 1997 or 1996.

The following table presents an analysis of the Company's non-performing assets as of December 31, 1997 and 1996.


                                                                    December 31,
(Dollars in thousands)                                             1997      1996
Loans on non-accrual                                             $1,777      $922
Restructured loans                                                   --        --
   Total non-performing assets                                   $1,777      $922
Loans 90 days past due and still accruing interest               $   --      $ --
Total non-performing assets as a percentage
 of total loans and other real estate                              1.80%     1.07%
   Loans 90 days past due and still accruing interest
   as a percentage of total loans                                    --%       --%


Impaired loans are defined as those loans which management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 1997 and 1996, respectively, the Company had loans totaling $1,777,000 and $1,534,000 which were considered impaired. Included in the allowance for loan losses at the end of 1997 and 1996, respectively, the Company specifically allocated $65,000 and $398,000 for these loans. The 1997 impaired loan total includes one credit for $737,000 which is fully secured by real estate and two fully guaranteed SBA loans totaling $894,000.

Management is not aware of any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been disclosed which 1) represent or result from trends or uncertainties, which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or 2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Liquidity and Interest Rate Sensitivity

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt, off-balance sheet obligations and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company also has lines of credit available from other funding sources to provide additional funds as needed. These sources include the Federal Home Loan Bank and other correspondent financial institutions.

At December 31, 1997, the Company's net loans to deposit ratio was 67% compared to a ratio of 63% at December 31, 1996. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available. This increase is primarily the result of temporary deposits made on December 31, 1996.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management and the Asset/Liability Committee generally attempt to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize the overall interest rate risk to the Company. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources, and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The Company's interest rate sensitivity position at December 31, 1997 is presented in the table below.


                                                   Assets and liabilities repricing within
                                  3 Months       4 to 6       7 to 12          1-5      Over 5
(Dollars in thousands)             or less       Months        Months        Years       Years        Total
Interest-earning assets:
Loans                              $67,860     $  2,899      $  4,756      $21,950     $ 1,427     $ 98,892
Investment securities                8,965        8,313        12,696       20,368      11,054       61,396
Interest-bearing deposits
   in other banks                       69           --            --           --          --           69
Federal funds sold                   1,200           --            --           --          --        1,200
Total interest-earning assets       78,094       11,212        17,452       42,318      12,481      161,557

Interest-bearing liabilities:
Deposits                            62,995       18,560        13,476       14,527          44      109,602
Federal Home Loan Bank advance      10,000           --            --           --          --       10,000
Other borrowed funds                 2,756           --            --           --          --        2,756
Total interest-bearing
 liabilities                        75,751       18,560        13,476       14,527          44      122,358

Interest sensitivity gap             2,343       (7,348)        3,976       27,791      12,437       39,199

Cumulative interest
   sensitivity gap                   2,343       (5,005)       (1,029)      26,762      39,199       39,199

Cumulative sensitivity ratio
(Cumulative interest-earning
 assets/cumulative
 interest-bearing liabilities)        1.03          .95           .99         1.22        1.32         1.32

The Company is closely matched on its interest-earning assets and interest-bearing liabilities through the next twelve months, insulating the Company's net interest income from significant adverse changes in market rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all demand and savings deposits are considered repriceable within the shortest time period, 3 months or less, while time deposits are presented based on their contractual terms. It is the Company's policy to maintain its one year gap position in the .8 to 1.2 range. The one year gap reflected by the interest rate sensitivity table is .99, indicating adherence to Company policy. Management closely monitors the Company's position, and if rates should change in either direction, will take steps to reposition itself to minimize the impact of a gap exposure.

Investment Portfolio

The following table presents maturity distribution and yields of investment securities available for sale.


                                                                 December 31, 1997                        December 31, 1996
                                                                                           Year-end
                                                               Amortized        Fair       Weighted      Amortized       Fair
(Dollars in thousands)                                              Cost        Value     Avg. Yield        Cost         Value
U.S. Treasury
One year or less                                                 $ 8,980      $ 8,984         5.76%       $ 3,994      $ 3,998
Over one through five years                                           --           --           --             --           --
Total U.S. Treasury                                                8,980        8,984         5.76%         3,994        3,998

U.S. Government Agencies
One year or less                                                     499          503         7.42%           500          509
Over one through five years                                       11,375       11,415         6.59%         5,391        5,426
Over five years                                                    3,786        3,808         6.89%           497          489
Total U.S. Government Agencies                                    15,660       15,726         6.69%         6,388        6,424

Mortgage-Backed Securities
One year or less                                                     155          156         6.19%           393          393
Over one through five years                                        2,165        2,171         6.45%         2,506        2,516
Over five through ten years                                        4,057        4,102         7.01%         3,110        3,143
Over ten years                                                    29,402       29,557         6.71%        21,367       21,426
Total mortgage-backed securities                                  35,779       35,986         6.72%        27,376       27,478

Other Investments
Over ten years                                                       700          700           --              3            3
Total other investments                                              700          700           --              3            3

Total investment securities
available for sale                                               $61,119      $61,396         6.57%       $37,761      $37,903


There were no investment securities classified as held to maturity at December 31, 1997 or December 31, 1996.

Deposits

The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 1997 and 1996.


                                                               1997                             1996
                                                       Average       Average            Average       Average
(Dollars in thousands)                                 Amount         Rate               Amount        Rate
Non-interest-bearing deposits                         $ 29,558          --%             $ 23,628         --%
Interest-bearing deposits:
NOW accounts                                             9,020        2.00%                8,301       2.04%
Money market accounts                                   26,090        3.66%               23,466       3.94%
Savings deposits                                         6,424        3.33%                7,673       3.75%
Other time deposits                                     65,111        5.58%               54,408       5.64%
Total                                                 $136,203        3.66%             $117,476       3.84%


The following table presents the maturity of the Company's time deposits at December 31, 1997.


                                                        Other Time            Other Time
                                                          Deposits              Deposits
                                                          $100,000             Less Than
(Dollars In thousands)                                  and Greater             $100,000               Total
Months to Maturity:
3 or less                                                  $10,869               $11,098             $21,967
Over 3 through 6                                             6,063                12,496              18,559
Over 6 through 12                                            4,496                 8,980              13,476
Over 12                                                      2,167                12,404              14,571
Total                                                      $23,595               $44,978             $68,573


Capital Adequacy

There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

As of December 31, 1997 the Bank exceeded its required levels of capital. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 14.3%; its risk-based ratio of total capital to risk-weighted assets was 15.6%; and its leverage ratio was 9.6%.


Inflation

Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. The Company has been able to maintain an adequate level of equity, as previously mentioned, and, though inflation has not been a material factor during the last two years, management will address any future effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management program, and by periodically adjusting its pricing of services and banking products to take into consideration current costs.


Business Segment Information

During the past six years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.

Consolidated Balance Sheets
Summit Bank Corporation and Subsidiaries


                                                                           December 31,
(In thousands, except share and per share amounts)                     1997            1996

Assets
Cash and due from banks (Note 7)                                  $   8,091       $   7,443
Federal funds sold                                                    1,200          15,900
Interest-bearing deposits in other banks                                 69              74
Investment securities available for sale (Note 2)                    61,396          37,903
Other investments (Note 3)                                            1,566             681
Loans, net of unearned income of $1,393 and
   $1,358 in 1997 and 1996, respectively                             95,473          82,778
Loans held for sale                                                   3,419           3,030
Less: allowance for loan losses                                      (1,468)         (1,931)
Net loans (Note 4)                                                   97,424          83,877
Premises and equipment, net (Notes 5 and 11)                          4,461           4,574
Customers' acceptance liability                                       1,397           1,184
Deferred income taxes (Note 12)                                         134             392
Other assets (Note 6)                                                 4,558           2,220
Total assets                                                      $ 180,296       $ 154,248

Liabilities and stockholders' equity
Liabilities:
Deposits (Note 8):
   Non-interest-bearing demand                                    $  35,193       $  27,381
   Interest-bearing:
     Demand                                                          34,348          39,487
     Savings                                                          6,681           6,288
     Time, $100,000 and over                                         23,595          23,109
     Other time                                                      44,978          36,634
Total deposits                                                      144,795         132,899
Acceptances outstanding                                               1,397           1,184
Obligation under capital lease (Note 11)                                 81             118
Federal Home Loan Bank advance (Note 10)                             10,000           1,000
Other borrowed funds (Note 9)                                         2,756             657
Other liabilities                                                     1,489           1,454
Total liabilities                                                   160,518         137,312

Stockholders' equity (Notes 14, 15, and 16):
Common stock, $0.01 par value; 100,000,000 shares
   authorized; 1,488,770 and 1,407,688 shares issued and
   outstanding in 1997 and 1996, respectively                            15              14
Additional paid-in capital                                           12,933          12,123
Net unrealized holding gains on investment securities
   available for sale, net of income taxes                              172              89
Retained earnings                                                     6,658           4,710
Total stockholders' equity                                           19,778          16,936
Commitments and contingencies (Note 13)
Total liabilities and stockholders' equity                        $ 180,296       $ 154,248

See accompanying notes to consolidated financial statements

Consolidated Statements of Income
Summit Bank Corporation and Subsidiaries



(In thousands, except share and per                                       For the years ended December 31,
  share amounts)                                                        1997            1996             1995
Interest income:
   Loans, including fees                                          $    9,660      $    8,615      $     7,704
   Federal funds sold                                                    345             228              294
   Interest-bearing deposits in other banks                                6               4                3
   Investment securities - taxable                                     1,243             658              946
   Mortgage-backed securities                                          2,221           1,851            1,154
   Total interest income                                              13,475          11,356           10,101
Interest expense:
   Time deposits, $100,000 and over                                    1,381           1,365            1,016
   Other deposits                                                      3,601           3,083            3,034
   Federal Home Loan Bank advance                                        350              47               --
   Short-term borrowings and obligation
     under capital lease                                                 138              25               20
   Total interest expense                                              5,470           4,520            4,070
   Net interest income                                                 8,005           6,836            6,031
Provision for loan losses (Note 4)                                       540             404              397
   Net interest income after provision
     for loan losses                                                   7,465           6,432            5,634
Non-interest income:
   Gains on sales of loans                                               616             581              713
   Fees for international banking services                             1,210           1,057            1,145
   SBA servicing fees                                                    378             462              438
   Overdraft and NSF charges                                             426             369              362
   Service charge income                                                 272             209              216
   Net gains (losses) on sales of investment
     securities (Note 2)                                                 162             126               (2)
   Other                                                                 396             557              439
   Total non-interest income                                           3,460           3,361            3,311
Non-interest expenses:
   Salaries and employee benefits (Note 15)                            3,649           3,356            3,046
   Equipment                                                             584             482              408
   Net occupancy                                                         516             476              452
   Other (Note 19)                                                     2,407           2,097            1,896
   Total non-interest expenses                                         7,156           6,411            5,802
Income before income taxes                                             3,769           3,382            3,143
   Income tax expense (Note 12)                                        1,319           1,174            1,042
Net income                                                        $    2,450      $    2,208      $     2,101
Basic net income per share (Note 1)                               $     1.71      $     1.57      $      1.49
Diluted net income per share and common
   share equivalents (Note 1)                                     $     1.50      $     1.43      $      1.49
Weighted-average shares
  outstanding-basic (Note 1)                                       1,436,023       1,407,688        1,407,688
Weighted-average shares
  outstanding-diluted (Note 1)                                     1,632,586       1,546,332        1,414,670

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity
Summit Bank Corporation and Subsidiaries

For the years ended December 31, 1997, 1996, and 1995



                                                                                   Net Unrealized
                                                                                       Holding
(In thousands, except share and per share amounts)                                  Gains (Losses)
                                                                                     on Investment
                                                                       Additional    Securities
                                                       Common  Stock      Paid In    Available   Retained
                                                       Shares  Amount     Capital     for Sale   Earnings   Total
Balance, December 31, 1994                         1,407,688    $14       $12,123       $(96)     $1,232     $13,273
Change in unrealized holding gains
(losses) on investment securities
 available for sale,
 net of tax effect                                        --     --            --        433          --         433
Cash dividend paid, $.28 per share                        --     --            --         --        (394)       (394)
Net income                                                --     --            --         --       2,101       2,101
Balance, December 31, 1995                         1,407,688     14        12,123        337       2,939      15,413
Change in unrealized holding gains
(losses) on investment securities
available for sale,
net of tax effect                                         --     --            --       (248)         --        (248)
Cash dividend paid, $.31 per share                        --     --            --         --        (437)       (437)
Net income                                                --     --            --         --       2,208       2,208
Balance, December 31, 1996                         1,407,688     14        12,123         89       4,710      16,936
Issuance of common stock upon
exercise of options and warrants                      81,082      1           810         --          --         811
Change in unrealized holding gains
(losses) on investment securities
available for sale, net of tax effect                     --     --            --         83          --          83
Cash dividend paid, $.35 per share                        --     --            --         --        (502)       (502)
Net income                                                --     --            --         --       2,450       2,450
Balance, December 31, 1997                         1,488,770    $15       $12,933       $172      $6,658     $19,778

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Summit Bank Corporation and Subsidiaries


                                                                      For the years ended December 31,
(In thousands)
                                                                    1997           1996           1995
Cash flows from operating activities:
Net income                                                        $  2,450       $  2,208       $  2,101
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation and amortization of
    premises and equipment                                             406            337            257
  Deferred tax expense (benefit)                                       206            (37)           (39)
  Net amortization of premiums/discounts
    on investment securities                                            79             54             91
  Amortization of negative goodwill                                   (110)          (110)          (109)
  Provision for loan losses                                            540            404            397
  Gains on sales of loans                                             (616)          (581)          (713)
  Proceeds from sales of loans                                       5,340          9,116          4,858
  Net (gains) losses on sales of investment
     securities                                                       (162)          (126)             2
  Gain on sale of premises and equipment                                --             --             (3)
  Changes in other assets and liabilities:
    (Increase) decrease in other assets                             (2,338)         2,814            (67)
    Increase (decrease) in other liabilities                           145         (1,224)           781
Net cash provided by operating activities                            5,940         12,855          7,556

Cash flows from investing activities:
Proceeds from sales of investment
  securities available for sale                                     21,949          6,745          1,991
Purchases of investment securities
  available for sale and other investments                         (58,957)       (22,950)       (15,220)
Proceeds from maturities and principal collections
  of investment securities available for sale                        6,550          5,350          8,560
Principal collections on investment
  securities available for sale                                      6,298          4,647            398
Purchases of investment securities held to maturity                     --             --        (19,401)
Proceeds from maturities of investment
  securities held to maturity                                           --             --          8,000
Principal collections on investment
  securities held to maturity                                           --             --          2,847
Loans made to customers, net of
  principal collected on loans                                     (18,811)       (16,325)       (11,881)
Purchases of premises and equipment
  and leasehold improvements                                          (293)        (1,979)          (689)
Proceeds from sale of premises and equipment                            --             --              3
Net cash used in investing activities                              (43,264)       (24,512)       (25,392)

Cash flows from financing activities:
Net increase in demand and savings deposits                          3,066         12,149         11,383
Net increase in time deposits                                        8,830         10,934          7,794
Principal payments for obligation
  under capital lease                                                  (37)           (34)           (14)
Net increase in Federal Home Loan Bank advance                       9,000          1,000             --
Net increase in other borrowed funds                                 2,099            657             --
Issuance of common stock upon exercise
  of options and warrants                                              811             --             --
Dividends paid                                                        (502)          (437)          (394)
Net cash provided by financing activities                           23,267         24,269         18,769
Net (decrease) increase in cash and
  cash equivalents                                                 (14,057)        12,612            933
Cash and cash equivalents at beginning of year                      23,417         10,805          9,872
Cash and cash equivalents at end of year                          $  9,360       $ 23,417       $ 10,805

Supplemental disclosures of cash paid during the year:
  Interest, net of amounts capitalized                            $  5,404       $  5,350       $  3,979
  Income taxes                                                    $    930       $  1,407       $  1,376
Supplemental schedule of noncash
  investing and financing activities:
  Investment securities transferred from held to
    maturity to available for sale                                $     --       $     --       $ 22,059

See accompanying notes to consolidated financial statements

Summit Bank Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995

1.       Summary of Significant Accounting Policies

(a) General
Summit Bank Corporation (the "Company") was organized on October 15, 1986 for the purpose of becoming a bank holding company. The Company was approved to become a bank holding company by the Federal Reserve Bank of Atlanta on September 11, 1987. On March 4, 1988, the Company acquired 100% of the stock of The Summit National Bank (the "Bank"). The organizers received final approval for the charter of the Bank from the Office of Comptroller of the Currency on March 10, 1988, and the Bank began operations on that date.

(b) Business
The Company provides a full range of banking services to individual and corporate customers through its subsidiary bank located in Atlanta, Georgia. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain state and Federal agencies and undergoes periodic examinations by those regulatory authorities.

(c) Basis of Presentation
The consolidated financial statements include the accounts of Summit Bank Corporation and its subsidiaries, the Bank and the Merchant Bank, (inactive), after elimination of all significant intercompany balances and transactions.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by real estate in the northeast metropolitan Atlanta area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

(d) Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks with maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

(e) Investment Securities
Investment securities at December 31, 1997 and 1996 consist of U.S. Treasury securities, obligations of U.S. Government agencies, mortgage-backed securities, and equity securities. The Company's investment securities are classified as available for sale securities and are reported at fair value.

Unrealized holding gains or losses, net of the related tax effect, on available for sale securities are excluded from income and are reported as a separate component of stockholders' equity until realized. The Company does not have any financial derivative instruments other than fixed rate loan commitments.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using the level yield method on the outstanding principal balances. In establishing the accretion of discounts and amortization of premiums, the Company utilizes market based prepayment assumptions. Interest and dividend income are recognized when earned. Realized gains and losses for securities sold are included in income and are derived using the specific identification method for determining the costs of securities sold.

A decline in the fair value of any security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(f) Loans
Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for loan losses. Unearned income, primarily arising from discount basis installment loans and deferred gains on the sale of the Small Business Administration ("SBA") guaranteed portion of loans, is recognized as interest income over the terms of the loans by the interest method. Interest on loans is recorded by using the simple interest method on the daily balance of the principal amount outstanding.

Loans held for sale are stated at the lower of aggregate cost or market value with market determined on the basis of open purchase commitments from independent buyers. Gains or losses on disposition are recorded in non-interest income, based on the net proceeds received and the recorded investment in the loan sold. For sales of the SBA guaranteed portion of loans, the basis in the portion of the loan sold is determined by allocating a portion of the loan carrying value to the portion sold, based on its fair value relative to the fair values of the portion of the loan retained and the related servicing asset, if any.

Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the underlying loans using a method which approximates a level yield.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of the impairment. The valuation allowance is established through the provision for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income thereafter.

(g) Allowance For Loan Losses
The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is not probable. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate, determined through use of its allowance for loan losses methodology, to absorb losses on existing loans and commitments to extend credit. The allowance is established through consideration of such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, the underlying value of the collateral, and current economic conditions that may affect the borrowers' ability to pay.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, the financial condition of borrowers and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(h) Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which are from three to forty years. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the related lease, including expected renewal periods for which there are renewal options, using the straight-line method.

(i) Other Real Estate
Other real estate, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost (carrying value at date of foreclosure) or fair value less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. Subsequent write-downs are charged to operations. Gains recognized on the disposition of the properties are recorded in non-interest income.

Costs of improvements to other real estate are capitalized, while costs associated with holding other real estate are charged to operations.

(j) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Loan Servicing Assets
The guaranteed portion of SBA loans originated are normally sold on a servicing retained basis. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. The servicing asset is initially recorded based on its fair value relative to the fair values of the portions of the loan sold and retained. The servicing asset, included in other assets, is amortized on a method which approximates a level yield over the estimated life of the serviced loans considering assumed prepayment patterns.

The carrying value of the servicing asset is periodically evaluated for impairment if the Company experiences unanticipated principal prepayments which causes the present value of future servicing fee revenue to be less than the carrying value. If the servicing asset is determined to be impaired, a valuation allowance is recorded equivalent to the amount of the impairment. The valuation allowance is established through a charge to earnings.

(l) Net Income Per Share
In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share, and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). SFAS No. 128 replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. SFAS No. 128 also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. All prior period EPS data has been restated to conform with SFAS No. 128.

Basic EPS excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted EPS is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options and warrants.

(m) Reclassifications
Certain 1996 and 1995 amounts have been reclassified for comparative purposes in order to conform the prior periods to the 1997 presentation. Such reclassifications had no impact on net income or stockholders' equity.

(n) Recent Accounting Pronouncements
In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the statement to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for the Company consists of items previously recorded directly in equity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 130 is effective for financial statements for years beginning after December 15, 1997. The Company will adopt SFAS No. 130 effective January 1, 1998.


2.       Investment Securities

Investment securities available for sale at December 31, 1997 are summarized as follows:


                                                                                   Gross             Gross        Estimated
                                                                       Amortized  Unrealized      Unrealized       Fair
(In thousands)                                                            Cost       Gains          Losses         Value
U.S. Treasury securities and
  Obligations of U.S. Government
  Agencies                                                              $24,640      $ 70             $--         $24,710
Mortgage-backed securities                                               35,779       260              53          35,986
Other investments                                                           700        --              --             700
Total                                                                   $61,119      $330             $53         $61,396

Investment securities available for sale at December 31, 1996 are summarized as follows:


                                                                           Gross           Gross          Estimated
                                                     Amortized          Unrealized       Unrealized        Fair
(In thousands)                                          Cost               Gains           Losses          Value
U.S. Treasury securities and
 Obligations of U.S. Government
 Agencies                                              $10,382              $ 52             $ 12           $10,422
Mortgage-backed securities                              27,376               233              131            27,478
Other investments                                            3                --               --                 3
Total                                                  $37,761              $285             $143           $37,903


The amortized costs and estimated fair values of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                                 Estimated
                                                                        Amortized                   Fair
(In thousands)                                                             Cost                     Value
Due in one year or less                                                  $ 9,479                   $ 9,487
Due after one year through five years                                     11,375                    11,415
Due after five years through ten years                                     3,786                     3,808
Due after ten years                                                          700                       700
Mortgage-backed securities                                                35,779                    35,986
Total                                                                    $61,119                   $61,396


Proceeds from the sales of investment securities available for sale during 1997, 1996, and 1995 were $21,949,000, $6,745,000, and $1,991,000, respectively. Gross gains of $190,000, $170,000, and $24,000 and gross losses of $28,000, $44,000, and $26,000 were realized on those sales in 1997, 1996, and 1995, respectively.

Investment securities with aggregate carrying amounts of approximately $20,673,000 and $12,833,000 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


3.       Other Investments

Other investments consist of Federal Home Loan Bank of Atlanta stock and Federal Reserve Bank of Atlanta stock. Investment in stock of the Federal Home Loan Bank of Atlanta is required for membership. Investment in stock of the Federal Reserve Bank of Atlanta is required for national banks. Investment in stock of the Federal Home Loan Bank of Atlanta and Federal Reserve Bank of Atlanta are restricted stocks, as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities; accordingly, the provisions of SFAS No. 115 are not applicable to these stocks. Both stocks are reported in the consolidated financial statements at cost.


4.       Loans

Classifications of loans at December 31, 1997 and 1996 are as follows:


(In thousands)                                   1997           1995
Commercial, financial, and agricultural      $ 29,111       $ 22,769
Real estate - construction                      1,938          1,704
Real estate - mortgage                         60,793         54,538
Installment loans to individuals                5,024          5,125
Less unearned income                           (1,393)        (1,358)
Loans, net of unearned income                  95,473         82,778
Loans held for sale - SBA                       3,419          3,030
Less allowance for loan losses                 (1,468)        (1,931)
Net loans                                    $ 97,424       $ 83,877

In the ordinary course of business the Company extends loans to its directors, executive officers, and principal stockholders and their affiliates at terms and rates comparable to those prevailing at the time for comparable transactions with other customers. In the opinion of management, these loans do not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during 1997 with respect to such aggregate loans to these individuals and their associates:


(In thousands)
Balance at December 31, 1996                                                                 $567
New loans                                                                                      --
Repayments                                                                                   (375)
Balance at December 31, 1997                                                                 $192


Activity in the allowance for loan losses for the years ended December 31, 1997, 1996, and 1995 was as follows:


(In thousands)                                                     1997             1996              1995
Balance, beginning of year                                       $1,931           $1,686            $1,603
   Provision for loan losses                                        540              404               397
   Loans charged off                                             (1,339)            (312)             (896)
   Recoveries                                                       336              153               582
Balance, end of year                                             $1,468           $1,931            $1,686

Impaired loans and related amounts included in the allowance for loan losses at December 31, 1997 and 1996 are as follows:


                                                              1997                       1996
(In thousands)                                         Balance Allowance           Balance  Allowance
Impaired loans, with a related
  allowance                                               $883    $65              $1,385      $398
Impaired loans, without allowance                          894     --                 149        --

The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $894,000 and $149,000 at December 31, 1997 and 1996, respectively, did not have a related allowance because they were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 1997, 1996, and 1995 was $1,198,000, $1,309,000, and $1,079,000, respectively. There was no interest income recognized on impaired loans for the year ended December 31, 1997. Interest income recognized on impaired loans for the years ended December 31, 1996 and 1995, was approximately $161,000 and $93,000, respectively.

Nonaccrual loans amounted to approximately $1,777,000 and $922,000 at December 31, 1997 and 1996, respectively. Interest income on nonaccrual loans, at December 31, 1997, 1996, and 1995, which would have been reported on an accrual basis in 1997, 1996, and 1995, amounted to approximately $167,000, $30,000, and $8,000, respectively.

At December 31, 1997, 1996, and 1995, the Company was servicing loans for others with aggregate principal balances of approximately $57,534,000, $62,280,000, and $49,190,000, respectively.

5.       Premises and Equipment

Premises and equipment at December 31, 1997 and 1996 consisted of the following:


(In thousands)                                                                  1997                  1996
Land                                                                          $  985                $  985
Building                                                                       2,742                 2,720
Furniture and equipment under capital lease                                      183                   183
Other furniture and equipment                                                  1,692                 1,458
Leasehold improvements                                                           531                   494
                                                                               6,133                 5,840
Less accumulated depreciation and amortization                                (1,672)               (1,266)
Premises and equipment, net                                                   $4,461                $4,574


The Company is the lessor under several noncancelable operating leases, primarily for office space, that expire over the next five years. Future minimum lease income under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 are as follows:



(In thousands)
Year ending December 31,
1998                                                                                $123
1999                                                                                  83
2000                                                                                  52
2001                                                                                   2
Thereafter                                                                            --


6.       Loan Servicing Assets

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 1997, 1996, and 1995:


                                             1997            1996            1995
Balance at beginning of year            $   855,108       $ 586,576       $ 231,780
  Servicing asset additions                 430,235         392,733         401,908
  Amortization of servicing assets         (170,483)       (124,201)        (47,112)
Balance at end of year                  $ 1,114,860       $ 855,108       $ 586,576


The results of the Company's impairment analysis has not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 1997 and 1996.


7.       Reserve Requirements

At December 31, 1997 and 1996, the Federal Reserve Bank required that the Bank maintain an average reserve balance of $1,061,000 and $789,000, respectively.

8.       Deposits

A summary of time deposits by maturity as of December 31, 1997 follows:



(In thousands)
Time to maturity:
One year or less                                                                 $54,002
Over one year through two years                                                   12,164
Over two years through three years                                                 1,343
Over three years through four years                                                  841
Over four years through five years                                                   179
Over five years                                                                       44
Total                                                                            $68,573

At December 31, 1997, the Company had approximately $4,100,000 in deposits from its directors, executive officers, and principal stockholders and their affiliates.


9.       Other Borrowed Funds

The Company has available under a line of credit with SunTrust Bank approximately $3,000,000. At December 31, 1997, the Company had no borrowings outstanding under this credit line. The line of credit bears interest at prime, less 1%, and will mature December 31, 1998. The Company has pledged approximately 40%, or 4,000 shares, of the Bank's stock as collateral for this line of credit.

Other borrowed funds at December 31, 1997 and 1996, include retail repurchase agreements totaling $2,756,000 and $657,000, respectively. Retail repurchase agreements principally represent overnight borrowings from commercial customers. The weighted-average interest rate on these repurchase agreements was 4.00% at December 31, 1997 and 1996. The repurchase agreements are collateralized by U.S. Treasury securities with an aggregate carrying value of $2,758,000 and $685,000 at December 31, 1997 and 1996, respectively. The maximum amount of outstanding repurchase agreements at any month-end during 1997 and 1996, respectively, was $3,447,000 and $657,000. The average amount of outstanding repurchase agreements for 1997 and 1996, respectively, was $2,471,000 and $154,000. All securities underlying these repurchase agreements were under the institution's control. There were no repurchase agreements outstanding during 1995.


10.      Federal Home Loan Bank Advance

The Bank has available under a line of credit with the Federal Home Loan Bank of Atlanta approximately $16,000,000. At December 31, 1997 and 1996, the Bank had drawn and outstanding $10,000,000 and $1,000,000, respectively, under this credit line. Such outstanding amounts bore interest at 5.75% and 5.18%, respectively, and matured on January 15, 1998 and February 7, 1997, respectively. The Bank has pledged approximately $11,000,000 in U.S. Government securities as collateral for this line of credit.


11.      Obligation Under Capital Lease

On December 30, 1994, the Company obtained approximately $166,000 of furniture and equipment under a capital lease agreement. An additional $17,000 of furniture and equipment were acquired under a capital lease agreement in January 1995. The obligation under the capital lease represents the present value of the net future minimum payments. The leases expire in 2000 but provide for $6,500 in quarterly rental payments for one additional year at the Company's option.

Future minimum capital lease payments as of December 31, 1997 are:


(In thousands)
Year ending December 31,
1998                                                                                 $49
1999                                                                                  49
2000                                                                                   1
Total minimum lease payments                                                          99
Less amount representing interest at 10.5%                                           (18)
Present value of net minimum lease payments                                          $81


12.      Income Taxes

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1997, 1996 and 1995 consists of:



(In thousands)                                                     1997             1996              1995
Federal - current                                                $1,028           $1,092            $1,032
State - current                                                      85              119                49
Federal - deferred                                                  176              (31)              (39)
State-deferred                                                       30               (6)               --
Total                                                            $1,319           $1,174            $1,042


Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1997, 1996, and 1995 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:



(In thousands)                                                     1997             1996              1995
Computed "expected" income tax expense                           $1,281           $1,150            $1,069
Increase (decrease) resulting from:
  Utilization of Federal net operating
    loss carryforwards                                               --               --                (4)
    State income taxes, net of Federal
      tax benefit                                                    76               75                33
    Change in the beginning-of-the-year balance
      of the valuation allowance for deferred tax
      assets allocated to income tax expense                         --               --              (104)
    Amortization of negative goodwill                               (37)             (37)              (37)
    Meals and entertainment expenses                                 11               13                 3
    Other                                                           (12)             (27)               82
Total                                                            $1,319           $1,174            $1,042

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1997 and 1996 are presented below:


(In thousands)                                                 1997          1996
Deferred tax assets (liabilities):
   Loans, principally due to allowance for loan losses      $   183       $   328
   Merger costs amortization                                     12            25
   Premises and equipment, principally due to
     differences in depreciation                                (15)           35
   Accrued liabilities                                            5            --
   Net Federal and State operating loss carryforwards         2,432         2,435
   Net unrealized holding gains on investment
   securities available for sale                               (105)          (53)
Total deferred tax assets                                     2,512         2,770
Less valuation allowance                                     (2,378)       (2,378)
Deferred tax assets, net of valuation allowance             $   134       $   392

There was no change in the valuation allowance during 1997 or 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1997.

At December 31, 1997, the Company has net operating loss carryforwards for Federal and state income tax purposes of approximately $6,317,000 and $7,628,000, respectively, which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2008.


13.      Commitments and Contingencies

In August 1995, the Company's Board of Directors entered into severance agreements with each of the four (4) executive officers of the Bank. The agreements basically provide that in the event of involuntary termination or a change in the executive's position or compensation resulting from a change in the control of the Company due to a merger, consolidation or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive's base salary. These agreements have continuing three (3) year terms.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank does not anticipate any material losses as a result of these commitments and conditional obligations.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 1997, the Company had outstanding loan commitments totaling $14,875,000 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 1997, commitments under standby and commercial letters of credit and guarantees aggregated $6,116,000.

The Company has several noncancelable operating leases, primarily for banking offices, that expire over the next five years. One of these leases contains rights to extend the Company's occupancy of the leased space twice, for one additional year each. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 1997, 1996, and 1995 was $404,000, $380,000, and $451,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 are:


(In thousands)
Year ending December 31,
1998                                                                              $  419
1999                                                                                 429
2000                                                                                 120
2001                                                                                 125
2002                                                                                  67
Total minimum lease payments                                                      $1,160

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.


14.      Stockholders' Equity

The organizers of the Company were issued warrants to purchase one share of common stock for each share purchased by them in connection with the initial public offering of the Company's common stock. Subject to certain limitations, these warrants are exercisable at any time through March 10, 1998, at a per share exercise price of $10. At December 31, 1997 warrants to purchase 392,478 shares at $10 per share were outstanding and exercisable. As of December 31, 1997, 70,757 warrants had been exercised.

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company's Board of Directors. At December 31, 1997, no special stock had been issued.


15.      Employee Benefit Plans

The Company had a Key Employee Incentive Stock Option Plan (the "Plan") that expired on July 11, 1997. No additional shares have been granted under the Plan subsequent to the expiration date. A revised plan will be submitted for approval at the Company's 1998 Shareholder meeting. The exercise price for incentive options is determined by the Board or Stock Option Committee as of the date the option is granted. The period for the exercise of options shall not exceed the earlier of ten years from the date of grant or expiration of the Plan. The Company had reserved 150,000 shares of common stock for the Plan. As of December 31, 1997, 10,325 options have been exercised.

Stock option activity during the years ended December 31, 1997, 1996, and 1995 is as follows:


                                                 1997         1996         1995
Options outstanding at beginning of year       41,225       41,225       42,425
Options granted                                22,000           --          --
Options exercised                             (10,325)          --          --
Options expired                                    --           --       (1,200)
Options outstanding at end of year             52,900       41,225       41,225
Options exercisable at end of year             52,900       41,225       41,225
Option prices per share:
   Options granted during the year          $10.00-16.75   $    --      $    --
   Options exercised during the year            10.00           --           --
   Options outstanding at end of year        10.00-16.75     10.00        10.00

The options outstanding at December 31, 1997 had a weighted-average exercise price of $12.55 and a weighted-average contractual maturity of 2.9 years.

During 1997, the Company granted 2,000 options at an exercise price below market; accordingly, $13,500 was recorded in salaries and employee benefits expense for the year ended December 31, 1997.

The per share weighted-average fair value of stock options granted with an exercise price equal to market and the per share weighted-average fair value of stock options granted with an exercise price below market during 1997 was $5.05 and $8.12, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions: expected life of five years, expected annual dividend rate of 2%, risk-free interest rate of 5.45%, and an expected volatility of 31%.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income for the year ended December 31, 1997 would have been reduced to the pro forma amounts indicated below:


(in thousands, except per share amounts)
Net income:
   As reported                                                                    $2,450
   Pro forma                                                                       2,446
Net income per share:
   As reported:
     Basic net income per share                                                     1.71
     Diluted net income per share                                                   1.50
   Pro forma:
     Basic net income per share                                                     1.70
     Diluted net income per share                                                   1.50

The Company has a savings plan (the "Savings Plan") administered under the provisions of the Internal Revenue Code Section 401(k). During 1997, 1996, and 1995, the Company and Bank made contributions totaling $37,292, $33,354, and $33,438, respectively, to the Savings Plan. The Company computes contributions based on matching of 50% of employee contributions up to 5%.


16.      Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997 the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

The actual capital amounts and ratios are also presented in the table below:


                                                                                   Minimum to be well
                                                                Minimum             capitalized under
                                                              for capital           prompt corrective
(Dollars in thousands)                   Actual            adequacy purposes        action provisions
                                    Amount      Ratio      Amount       Ratio       Amount        Ratio
As of December 31, 1997:
 Total capital - risk-based
  (to risk-weighted assets):
  Bank                             $17,017      15.6%      $8,750       - 8.0%     $10,937      - 10.0%
  Consolidated                      19,964      17.8        8,976       - 8.0          N/A         N/A
 Tier 1 capital - risk-based
  (to risk-weighted assets):
  Bank                             $15,649      14.3%      $4,375       - 4.0%     $ 6,562       - 6.0%
  Consolidated                      18,561      16.5        4,488       - 4.0          N/A         N/A
 Tier 1 capital - leverage
  (to average assets):
  Bank                             $15,649       9.6%      $6,551       - 4.0%     $ 8,189       - 5.0%
  Consolidated                      18,561      11.2        6,653       - 4.0          N/A         N/A

As of December 31, 1996:
 Total capital - risk-based
  (to risk-weighted assets):
  Bank                             $15,146      15.5%      $7,838       - 8.0%     $ 9,798      - 10.0%
  Consolidated                      17,323      17.3        8,016       - 8.0          N/A         N/A
 Tier 1 capital - risk-based
  (to risk-weighted assets):
  Bank                             $13,913      14.2%      $3,919       - 4.0%     $ 5,879       - 6.0%
  Consolidated                      16,062      16.0        4,008       - 4.0          N/A         N/A
 Tier 1 capital - leverage
  (to average assets):
  Bank                             $13,913      10.2%      $5,467       - 4.0%     $ 6,833       - 5.0%
  Consolidated                      16,062      11.6        5,552       - 4.0          N/A         N/A

17.      Fair Values of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

Fair value estimates are based on existing on-and off-balance-sheet financial instruments and other recorded assets and liabilities without attempting to estimate the value of anticipated future business. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:

Cash and Due From Banks: The carrying amounts of cash and due from banks approximate those assets' fair values.

Federal Funds Sold: The carrying amounts of federal funds sold approximate their fair value.

Interest-bearing deposits in other banks: The carrying amounts of interest-bearing deposits in other banks approximate their fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Other investments: The carrying amounts of other investments approximate their fair value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 1997 and 1996 were not material.

Deposits: Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

Federal Home Loan Bank advance: The carrying value of the Federal Home Loan Bank advance, due to its short-term nature, approximates its fair value.

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

Obligation under capital lease: The carrying amount of the obligation under capital lease approximates its fair value.

The estimated fair value of the Company's financial instruments as of December 31, 1997 and 1996 are as follows:


                                                            December 31, 1997                December 31, 1996
                                                       Carrying           Fair            Carrying         Fair
(In thousands)                                           Value             Value           Value           Value
Assets:
   Cash and due from banks                              $8,091            $8,091           $7,443         $7,443
   Federal funds sold                                    1,200             1,200           15,900         15,900
   Interest-bearing deposits
   in other banks                                           69                69               74             74
   Investment securities                                61,396            61,396           37,903         37,903
   Other investments                                     1,566             1,566              681            681
   Loans, net                                           97,424            97,371           83,877         83,827
Liabilities:
   Deposits:
     Non-interest-bearing                               35,193            35,193           27,381         27,381
     Interest-bearing demand
     and savings                                        41,029            41,029           45,775         45,775
     Time deposits                                      68,573            69,418           59,743         60,028
   Federal Home Loan Bank advance                       10,000            10,000            1,000          1,000
   Other borrowed funds                                  2,756             2,756              657            657
   Obligation under capital lease                           81                81              118            118



18. Condensed Financial Information of Summit Bank Corporation (Parent Company Only)


Condensed Balance Sheets


                                                                    December 31,
(In thousands except share and per share amounts)                1997         1996
Assets
Cash and due from Bank                                        $   162      $    59
Investment in the Bank, at equity                              16,865       14,787
Other investments                                                 700           --
Premises and equipment, net                                     2,089        2,142
Other assets                                                        9           --
Total assets                                                  $19,825      $16,988

Liabilities and Stockholders' Equity
Accrued liabilities                                           $    47      $    52
Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares
   authorized; 1,488,770 and 1,407,688 shares issued and
   outstanding in 1997 and 1996, respectively                      15           14
Additional paid-in capital                                     12,933       12,123
Net unrealized holding gains on investment
   securities available for sale, net of income taxes             172           89
Retained earnings                                               6,658        4,710
Total stockholders' equity                                     19,778       16,936
Total liabilities and stockholders' equity                    $19,825      $16,988

Condensed Statements of Income (Parent Company Only)


                                                                             Years ended December 31,
(In thousands)                                                           1997          1996          1995
Income:
   Interest on investment securities                                  $     3       $    --       $    --
   Other income                                                             7            --            --
   Dividend income received from Bank                                     505           675           300
   Total income                                                           515           675           300
Operating expenses                                                         92           122           112
Income before taxes and equity in
 undistributed net income of Bank                                         423           553           188
Income tax benefit                                                         32            42            --
Income before equity in undistributed
 net income of Bank                                                       455           595           188
Equity in undistributed net income of Bank                              1,995         1,613         1,913
Net income                                                            $ 2,450       $ 2,208       $ 2,101

 Condensed Statements of Cash Flows (Parent Company Only)

                                                                             Years ended December 31,
(In thousands)                                                           1997          1996          1995
Cash flows from operating activities:
   Net income                                                         $ 2,450       $ 2,208       $ 2,101
   Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation                                                          70            58            37
     Equity in undistributed net income of Bank                        (1,995)       (1,613)       (1,913)
     (Increase) decrease in other assets                                   (9)           10           146
     (Decrease) increase in other liabilities                              (5)         (401)          372
Net cash provided by operating activities                                 511           262           743

Cash flows from investing activities:
   Purchases of investment securities
   available for sale                                                    (700)           --            --
   Purchases of premises and equipment                                    (17)         (111)         (198)
Net cash used in investing activities                                    (717)         (111)         (198)

Cash flows from financing activities:
   Dividend paid to shareholders                                         (502)         (437)         (394)
   Issuance of common stock upon exercise
   of options and warrants                                                811            --            --
Net cash provided by financing activities                                 309          (437)         (394)

Net increase (decrease) in cash and cash equivalents                      103          (286)          151
Cash and cash equivalents at beginning of year                             59           345           194
Cash and cash equivalents at end of year                              $   162       $    59       $   345
Supplemental disclosures of cash paid during the year:
   Income taxes                                                       $   930       $ 1,407       $ 1,376

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 1998 is $3,608,000 plus 1998 net earnings of the Bank. At December 31, 1997, $13,257,000 of the Parent Company's investment in the Bank is restricted as to dividend payments from the Bank to the Parent Company.

19.      Supplemental Financial Data

Components of other non-interest expenses in excess of 1% of total interest and other income for any of the respective years are as follows:


(In thousands)                                                              1997             1996           1995

   Data/item processing                                                     $323             $332           $218
   Telephone                                                                 233              136            132
   Marketing and community relations                                         228              271            157
   Postage and courier                                                       198              163            168
   Accounting and other professional                                         182              192            166
   Legal fees                                                                181              123            120
   Other losses                                                              161              167            137
   Office supplies                                                           147              157            130
   Insurance                                                                  96               78            181


20.      Subsequent Event

On January 13, 1998, the Bank signed a letter of intent to acquire a California chartered bank setting forth mutual intentions for the California institution to be acquired by the Bank. The tentative agreement provides for the Bank to purchase the institution for a cash price of $6.25 million. The institution had total (unaudited) assets of $40 million and stockholders' equity of $3 million at December 31, 1997. The merger is subject to execution of a definitive agreement and approval of the California Department of Financial Institutions, the Comptroller of the Currency, the California institution's shareholders, and any and all other necessary regulatory authorities, together with any and all necessary contractual and creditor consents.

Independent Auditors' Report

The Board of Directors and Stockholders
Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.




Atlanta, Georgia
January 23, 1998

Corporate and Shareholder Information

Board of Directors P. Carl Unger, Ph.D., President, Boxtree Farm Enterprises;
   Chairman, Summit Bank Corporation
Jack N. Halpern, President, Halpern Enterprises, Inc., Vice Chairman, Summit
   Bank Corporation
David Yu, President and CEO, Summit Bank Corporation; Chairman, The Summit
   National Bank
James S. Lai, Professor, Georgia Institute of Technology; Owner, Pavtec
   Engineering Technology, Inc.,
         Vice Chairman, The Summit National Bank
Pin Pin Chau, President and CEO, The Summit National Bank; Executive Vice
   President, Summit Bank Corporation
Aaron I. Alembik, Partner, Alembik and Alembik
Gerald L. Allison, CEO and Chairman, AJC International, Inc.
Peter M. Cohen, President, Trident Corporate Services, Inc.
Paul C. Y. Chu, Chairman, Novax Group
Donald R. Harkleroad, Partner, Harkleroad & Hermance, P.C.
Daniel T. Huang, President, Polyarn Corporation
Shafik H. Ladha, President, Ladha International, Inc.
Sion Nyen Lai, President, Fulton Beverage Center, Inc.
Roger C. C. Lin, President, Oriental Treasure Imports, Inc.
Shih Chien Lo, President, Lo Brothers Associates
Nack Paek, President, Government Loan Service Corp.
Carl L. Patrick, Jr., Director, Carmike Cinemas, Inc.
Cecil M. Phillips, Principal, Phillips International L.P.
W. Clayton Sparrow, Jr., Partner, McCullough Sherrill, LLP
Howard H. L. Tai, Private Investor

Executive Officers

David Yu, President and CEO, Summit Bank Corporation; Chairman, The Summit
   National Bank
Pin Pin Chau, Executive Vice President, Summit Bank Corporation; President and CEO, The Summit National Bank
Gary K. McClung, Secretary, Executive Vice President and Principal Financial Officer, Summit Bank Corporation;
   Executive Vice President and Chief Financial Officer, The
       Summit National Bank
H. A. Dudley, Jr., Executive Vice President, Summit Bank Corporation; Executive Vice President, The Summit National Bank

Shareholder Information

Transfer Agent
SunTrust Bank, Corporate Trust Department, P.O. Box 4625, Atlanta, Georgia 30302

Annual Meeting
The Annual Meeting of Stockholders will be held Saturday at 10:00 a.m., April 25,1998 at the Atlanta Marriott Perimeter Center, 246 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346.

Form 10-K
The Company's Annual Report on Form 10-K for the year ended December 31, 1997, is available without charge to stockholders upon request. Write or call Gary K. McClung, Executive Vice President, 4360 Chamblee Dunwoody Road, Atlanta, Georgia 30341, (770) 454-0400.

Corporate Headquarters / Main Office
4360 Chamblee Dunwoody Road
Atlanta, Georgia  30341
Tel:  770.454.0400

Asian Banking Center
3490 Shallowford Road
Chamblee, Georgia  30341
Tel:  770.455.1772

Vinings Office
2727 Paces Ferry Road NW
One Paces West, Suite 150
Atlanta, Georgia  30339
Tel:  770.432.1000

East Marietta Office
595 Franklin Road
Marietta, Georgia  30067
Tel:  770.421.0200

Peachtree Corners Office
3280 Holcomb Bridge Road NW
Norcross, Georgia  30092
Tel:  770.582.0705