Form 10-K, Exhibit 13
period 1998-12-31
SUMMIT BANK CORP
filed 1999-03-29
CIK 820067

                                                                    EXHIBIT 13.1

CONTENTS


To Our Shareholders                                                                    2
Selected Financial Data                                                                3
Corporate Overview                                                                     4
Management's Discussion & Analysis                                                     9
Consolidated Financial Statements                                                     26
Notes to Consolidated Financial Statements                                            30
Independent Auditors' Report                                                          47
Corporate and Shareholder Information                                                 48

SELECTED FINANCIAL DATA

                                                                       As of December 31,
(Dollars in thousands, except per share data)      1998          1997         1996         1995         1994

Balance Sheet Data
Total assets                                 $  263,161    $  180,296   $  154,248   $  130,076   $  108,146
Loans                                           133,496        98,892       85,808       78,177       73,801
Deposits                                        218,647       144,795      132,899      109,816       90,639
Stockholders' equity                             24,505        19,778       16,936       15,413       13,273

Statement of Income Data                                             Year ended December 31,
Net interest income                               9,944         8,005        6,836        6,031        5,355
Provision for loan losses                           455           540          404          397          430
Non-interest income                               3,575         3,460        3,361        3,311        3,050
Non-interest expenses                             8,792         7,156        6,411        5,802        5,209
Net Income                                   $    2,769    $    2,450   $    2,208   $    2,101   $    1,928

Per Share Data
Book value per share at year end             $    13.68    $    13.28   $    12.03   $    10.95   $     9.43
Basic earnings per share                           1.56          1.71         1.57         1.49         1.37
Diluted earnings per share                         1.53          1.50         1.43         1.49         1.37
Weighted-average shares outstanding           1,773,010     1,436,023    1,407,688    1,407,688    1,407,688
Weighted-average shares and
   common equivalent shares outstanding       1,804,828     1,632,586    1,546,332    1,414,670    1,407,688
Dividends declared                           $      .39    $      .35   $      .31   $      .28            -

Ratios
Return on average assets                          1.24%         1.47%        1.59%        1.74%        1.78%
Return on average equity                         11.89%        13.36%       13.80%       15.09%       15.65%

TO OUR SHAREHOLDERS

In 1998 Summit Bank Corporation increased assets to $263 million, up a robust 46% from the previous year. In June 1998, we completed the acquisition of California Security Bank ("CSB") located in San Jose, California. Much like Atlanta, San Jose is characterized by a vigorous small business climate, lively international trade and dynamic ethnic communities - the pillars of Summit's strategy. During the second half of the year, we re-branded and integrated CSB as a branch of the Summit system. Coupled with the asset growth, we achieved record corporate earnings of $2.8 million, an increase of 13% over last year.

Our deposit base grew a strong 51%, or $74 million in 1998. More importantly, non-interest bearing deposits rose 37%, confirming our stature as a bank for business. We also achieved solid loan growth of 35% which was driven by business lending. Summit regained the top spot among Georgia originators of SBA loans which is especially noteworthy given a rapid increase in the small business competition we are seeing from regional banks and non-bank financial service providers.

Net interest income rose 24% to $10 million, while non-interest income rose 3%. Much of our non-interest income is derived from international fee-based documentary transactions, which we were able to maintain at last year's level despite adverse overseas economic conditions. Our international trade business was buttressed by development of customer relationships with several of Georgia's most internationally active companies. Other than a small amount of short term self-liquidating trade transactions with credit-worthy correspondent banks, we have no exposure to overseas loans.

Our Year 2000 compliance program spurred a general upgrading of technology with important operational benefits. Improving our technology has made possible our transition to Imaging Statements in place of returning canceled checks, a development that was positively received by our customers.

Although this pace of change in 1998 produced formidable challenges for Summit employees, our staff consistently rose to the occasion.

Looking ahead, we will maintain the focus that has led to Summit's growth and profitability in both Atlanta and San Jose. We look forward to achieving even greater results in the year to come and very much appreciate the continued confidence our shareholders have placed in us.



Sincerely,


Jack N. Halpern                             David Yu
Chairman,                                   Chairman,
Summit Bank Corporation                     The Summit National Bank

The Summit mission is to make creating wealth easy, understandable and enjoyable. Our most effective wealth-creating tools include the market knowledge and competencies we have developed around small business, international trade and ethnic customers. In 1998, we leveraged these strengths to grow aggressively in our home market and extend Summit's geographic reach.

Serving Customers, The Summit Way
In each of our market niches, Summit provides a level of personal attention and service that sets us apart from other financial institutions. Small companies value the lengths to which Summit bankers go to understand their business. Companies engaged in international trade recognize how our knowledge helps make the most of global opportunities. Ethnic customers quickly learn that Summit speaks their language, literally and in culturally sensitive service. Expanding our ethnic emphasis in 1998, the bank undertook an advertising/community relations initiative aimed at Latin American business owners.

Expanding The Foundation
The full Summit staff was enlisted in an asset growth campaign that generated $74 million in new deposits overall, half of which was raised in the Atlanta market. This maintains an impressive trend of deposit growth in recent years. Strong asset growth in 1998 paved the way for greater emphasis on yield in the future. A key goal for 1999 is to enlarge the loan portfolio while maintaining Summit's high quality standards.

Extending The Strategy
Our entry into Northern California was bold yet very logical, given the parallels of this market with Atlanta. Santa Clara County is among the leading U.S. markets in all three of Summit's strategic focal areas. In recent years the county has ranked at or near the top of the nation in export sales. Small business activity is intense. The rich mix of ethnic communities includes several that we judge to be under-served for progressive, culturally targeted financial services. The acquisition and brand conversion of a strong, locally respected institution opens up vast potential.

Summit is building capacity today for the opportunities of tomorrow. In 1998 we offered customers a larger portfolio of products and more efficient operations through advanced technology. Significant in their own right, these accomplishments fit a longer-term strategic pattern aimed at enhancing profitability and value for Summit shareholders. Moving forward, we will continue to add depth in our product lines and infrastructure.

Broadening Customer Relationships
Summit's goal is to develop a total customer relationship, capturing all or most of the customer's personal and business banking. Intensified competition from many sources makes portfolio expansion imperative. During 1998, we enlarged our offerings with a new Cash Management program and mortgage initiative. Summit's hard-earned reputation for personal service complements our portfolio and provides a crucial advantage in winning customer loyalty.

Developing Technology-Based Advantages
Summit dedicated considerable resources in 1998 to achieving Year 2000 compliance. We are turning this effort into a positive step with lasting benefits beyond compliance alone. Our staff has gained invaluable experience in effective team action. Systems are being introduced to streamline operations and improve the quality and timeliness of response to customers. This new technology already has made possible our enhanced Cash Management product as well as our transition to imaging for customer statements. We will continue to exploit the potential of new systems to reduce operating costs and meet a wider range of customer needs.

Deploying Assets For Heightened Value
The asset growth generated by acquisition and energetic marketing in 1998 positions Summit for greater lending activity and profitability. This will be much of our focus in the foreseeable future, both in Atlanta and San Jose. Continued economic momentum and new business formation in these markets should maintain a steady pace of loan demand. With increased commercial lending, we can look for a corresponding rise in low-cost commercial deposits and a resulting positive influence on margins.

Summit's strategic success is confirmed by accelerating competition for our traditional base. Our singular blend of small business emphasis, international trade expertise and ethnic community focus has fostered growth and prosperity for our customers ... and helped to make them attractive to other financial service providers.

While recognizing the challenges inherent in intensified competition, we face the future with pride and great confidence. Simply stated -- Summit works. Our strategy works for shareholders. Our ideas and personal attention work for customers. Our knowledge, imagination and energy work for communities that count on Summit for financial services of the highest quality.

Maintaining focus on what has made us a vital force for our customers, Summit will continue striving to provide shareholders with superior value grounded in outstanding execution of a solid, proven strategy.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Performance Overview for 1998

Summit Bank Corporation (the "Company" or "Summit") reported record net income of $2,769,000 in 1998 representing an increase of 13% over the prior year. Management attributes the improvement to stronger net interest income resulting from an increase in average earning assets. Contributing factors to the growth in earning assets was expansion due to the acquisition of California Security Bank ("CSB") in San Jose, California on June 30, 1998, as well as strong deposit growth in the Atlanta market. The Company's average earning assets grew 33% in 1998 and, since year-end 1994, have grown at a compounded annual rate of 20%. During 1998, Summit's average total assets increased $56 million to $222 million compared to $166 million in 1997.

Diluted net income per share for 1998 increased to $1.53 from $1.50 in 1997, an improvement of 2%. Diluted net income per share in 1996 was $1.43. In the first quarter of 1998, Summit issued 326,593 new shares of stock as a result of the exercise of warrants and options for common stock that were primarily issued to Summit's organizers. As of December 31, 1998 there were no unexpired, unexercised warrants outstanding for Summit stock. In July 1997, the Company issued 20,000 stock options to members of executive management. These options have a seven-year life and remain outstanding to date. On November 4, 1998, the Company announced a stock repurchase plan to acquire up to 90,000 shares of its common shares outstanding, or approximately 5%. Through December 31, 1998, the Company had purchased 24,375 shares under this plan. Due to the exercise of the warrants and options, which is partially offset by the repurchased shares under the Company's stock repurchase plan, the weighted-average shares and potential common shares outstanding were 1,804,828, 1,632,586, and 1,546,332 in 1998,
1997, and 1996, respectively.

The Company has reported strong profitability for the past five years, placing Summit in a group of the nation's higher-performing community focused financial institutions. The return on average assets was 1.24% in 1998 as compared to 1.47% in the previous year. The decline was attributed to the high growth rate in total assets which outpaced the growth in 1998 earnings. By comparison, according to the Uniform Bank Performance Report as of September 30, 1998, the Bank's peer group - commercial banks with assets between $100 million and $300 million and three or more branches in a metropolitan area - posted an average return of 1.20% of average assets. For the past six years, the Company has posted returns on average assets of 1.24% or better. Despite higher net earnings, Summit's return on average equity was 11.89% in 1998 compared to 13.36% in 1997. The decrease was attributed to the new capital funds from the issuance of additional stock for warrants and options. With the infusion of $3.2 million of capital as a result of the exercise of warrants and options for common stock, stockholders' equity rose to $24.5 million at year end 1998, an increase of 24% compared to year end 1997.

The Company listed its common stock on the Nasdaq National Stock Market under the trading symbol of "SBGA" on October 18, 1996. The following table sets forth: (1) the high and low sales price for the common stock as reported by Nasdaq; and (2) the amount of the quarterly dividends declared on the common stock during the periods indicated.

                                 Sales Price             Cash Dividend
Calendar period             High             Low            Declared
1997
First Quarter              $20.63           $16.50            $.08
Second Quarter              20.50            16.00             .09
Third Quarter               19.38            15.75             .09
Fourth Quarter              20.00            16.00             .09

1998
First Quarter              $25.50           $18.75            $.09
Second Quarter              25.88            19.75             .10
Third Quarter               21.75            16.75             .10
Fourth Quarter              20.00            16.00             .10

The Company is a legal entity separate and distinct from The Summit National Bank (the "Bank"), its subsidiary, and its revenues depend primarily on the payment of dividends from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 1999 is $3,989,000 plus 1999 net earnings of the Bank. At December 31, 1998, $14,721,000 of the Company's investment in the Bank is restricted as to dividend payments from the Bank to the Company. In 1998, the Company's cash dividend to shareholders was $.39 per share, an increase of 11% over 1997 dividends of $.35 per share.

The Company has three brokerage firms that make a primary market in its stock. Liquidity in the Company's stock remains strong as evidenced by the trading volume of the stock during 1998. During 1998, 938,590 shares of the Company traded on the open market. At December 31, 1998 the most recent trade of the Company's stock was $16.50 per share, compared to $19.25 per share at year end 1997.

Total assets reported by the Company at December 31, 1998 were $263 million compared to $180 million at the prior year end, reflecting an increase of 46%. Asset growth is primarily attributable to the acquisition of CSB, and to funds provided by deposits which increased 51%, or $74 million, in 1998. The purchase of CSB resulted in the addition to net loans and investment securities of $19 million and $14 million, respectively. The Company's net loan volume increased 35%, or $34 million, to $131 million at December 31, 1998 compared to $97 million at December 31, 1997. The majority of the loan growth was centered in commercial and SBA loans. Excluding the acquisition of CSB, net loans grew 15%, or $15 million, compared to 16%, or $13.5 million, growth during the prior year. The investment security portfolio increased 53% to $96 million at December 31, 1998. Funds from strong deposit growth in excess of loan funding needs were placed temporarily in investment securities. The federal funds sold balance increased from $1 million at December 31, 1997 to $11 million at December 31, 1998, due in part to $6 million of temporary deposits held by the Bank at year-end. Deposit growth as a result of the CSB acquisition totaled $36 million, while the remaining growth in deposits was the result of targeted marketing efforts in the Atlanta area. While certificates of deposits increased $27 million, or 40%, non-interest bearing demand deposits increased $8 million, or 21%, excluding the deposits acquired from CSB.

Net interest income increased $1.9 million to $10 million in 1998, a growth of 24%. The net interest margin for 1998 was 4.90%, which is comparable to the peer group average of 4.97%. The net interest margin did experience pressure from the falling rate environment coupled with the significant growth in certificates of deposits which typically carry a high cost of funds. The provision for loan losses decreased to $455,000 in 1998 from $540,000 in 1997 as a result of lower charge-offs in 1998. Non-interest income increased 3% in 1998 with the largest increases being recognized from overdraft/NSF charges, service charge fees, and other non-interest income which included recoveries on loans charged-off in previous years by CSB. Non-interest income in 1998 was $3.6 million.

Non-interest expenses increased primarily due to the acquisition of CSB on June 30, 1998, which also added $37 million of earning assets to the balance sheet. For the year ended December 31, 1998, non-interest expenses totaled $8.8 million, an increase of 23% over 1997, which totaled $7.2 million. Most of this increase was related to additional personnel expenses, data/item processing and occupancy expenses for the San Jose office. Personnel expenses accounted for $660,000 of the increase, while equipment costs and other general operating expenses represented another $200,000 and $600,000 of the increase, respectively. In addition to increases due to the CSB acquisition, the Company incurred $144,000 for expenses related to the Year 2000 readiness project. The Company's operating efficiency ratio (operating expenses as a percentage of net interest income and non-interest income) moved up unfavorably in 1998 compared to past years as a result of the CSB acquisition as well as Year 2000 expenses. The San Jose data processing function was consolidated into the Bank's system in late September, 1998. During the first three months of operation after the acquisition, the Bank incurred higher than normal data processing costs as a result of operating duplicate data processing systems. The operating efficiency ratio in 1998, 1997 and 1996 was 65%, 62.4%, and 62.9%, respectively.


Fourth Quarter 1998 Results

Net income for the fourth quarter of 1998 was $795,000, a 3% increase over income of $774,000 for the same period in 1997. The increase was due in part to higher net interest income which was $2.8 million in the fourth quarter of 1998 compared to $2.1 million in the same period of 1997. Comparing fourth quarters 1997 and 1998, the increased net interest income was due to the higher average earning assets resulting both from the CSB acquisition and the expansion in the Atlanta loan base in 1998. In addition, the loan loss provision declined in fourth quarter 1998 compared to the same period last year by $135,000 due to higher recoveries in 1998. The increase in net interest income was largely offset by higher non-interest expenses which were $2.5 million and $1.8 million for the quarters ended December 31, 1998 and 1997, respectively, due mainly to the CSB acquisition. Diluted net earnings per share for the fourth quarter were $.44 and $.47 per share for 1998 and 1997, respectively, while basic net earnings for the same periods were $.44 and $.52 per share, respectively. The decline in both basic and diluted earnings per share was due to the dilutive effect of unexercised options and warrants that were outstanding in fourth quarter 1997, that were exercised in first quarter 1998.


Bank Acquisition

On June 30, 1998, Summit completed the acquisition of CSB located in San Jose, Santa Clara County, California. Management believes this acquisition provides Summit an entrance into a vibrant market sharing demographics very similar to the Atlanta market which the Company has served for ten years. The similarities include: 1)strong Small Business Administration loan opportunities (Summit has been the most active SBA lender in Georgia for six of the last seven years; Santa Clara County, California is the leading county in the Northern California SBA region), 2)opportunities to provide banking services to various ethnic groups (Summit has long-served Atlanta's Chinese-, Korean-, and German-American population and began a Latin-American banking unit in 1998; the San Jose branch is located in a market highly populated with

Vietnamese and Latin American individuals), and 3)strong international trade finance activities (another stronghold Summit has established in Atlanta during the last ten years; San Jose has been recognized as the leading export city in the United States fueled largely by the Silicon Valley business activities.)

At the closing of the acquisition on June 30, 1998, CSB had total assets of approximately $39 million, net loans of $20 million, cash and investment securities of approximately $19 million, and total deposits of $36 million. Summit purchased all outstanding shares of CSB stock for $6 million in cash. The transaction was accounted for using the purchase method of accounting.


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

Net interest income increased $1.9 million, or 24%, to $10 million in 1998 compared to 1997. The Company's net interest margin for 1998 declined to 4.90% compared to 5.26% in 1997. Average interest-earning assets increased 33%, or $51 million which helped offset the decline in the yield due to a falling interest rate environment during 1998. Average investment security volumes represented a large portion of the increase in average interest-earning assets, increasing $25 million in 1998, while average loan volumes grew $22 million. Along with the loan volume increase, loan fees increased $110,000 to $872,000 in 1998. Average interest-bearing liabilities increased 35%, or $41 million, in 1998, with other time deposits and Federal Home Loan Bank advances increasing $31 million and $4 million, respectively.

Net interest income for 1997 increased $1.2 million, or 17% to $8 million compared to 1996. The increase was due to larger volumes of average interest-earning assets, which grew 21%, or $26 million in 1997. The average interest-bearing liabilities increased 21%, or $20 million in 1997. The decrease in the net interest margin from 5.44% in 1996 to 5.26% in 1997 was due to a falling interest rate environment.

The following table sets forth information with respect to the average balances, interest income and average yield by major categories of assets; the average balances, interest expense and average rate by major categories of liabilities; the average balances of non-interest-earning assets, non-interest-bearing liabilities and stockholders' equity; and net interest income, interest rate spread, and net interest margin for the years ended December 31, 1998 and 1997.


Average Balance Sheet Data

(Dollars in thousands)                                            1998                               1997
                                                      Average    Income/    Yields/    Average     Income/    Yields/
                                                      Balances   Expense    Rates      Balances    Expense    Rates
Assets
Interest-earning assets:
   Loans (1)                                          $114,986   $11,932    10.38%     $ 93,015    $ 9,660   10.39%
   Investment securities                                77,540     4,758     6.14%       52,645      3,464    6.58%
   Federal funds sold                                   10,340       550     5.32%        6,435        345    5.36%
   Interest-bearing deposits
   in other banks                                          214        13     6.07%           97          6    6.19%
Total interest-earning assets                          203,080    17,253     8.50%      152,192     13,475    8.85%
Non-interest-earning assets:
   Cash and due from banks                               9,436                            7,378
   Premises and equipment, net                           4,520                            4,475
   Allowance for loan losses                            (2,264)                          (1,815)
   Other assets                                          7,700                            4,093
Total non-interest-earning assets                       19,392                           14,131
Total assets                                          $222,472                         $166,323
Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
   NOW accounts                                       $ 11,463   $   198     1.73%     $  9,020    $   180    2.00%
   Money market accounts                                27,326       950     3.48%       26,090        955    3.66%
   Savings deposits                                      7,542       238     3.16%        6,424        214    3.33%
   Other time deposits                                  95,615     5,229     5.47%       65,111      3,633    5.58%
Total interest-bearing deposits                        141,946     6,615     4.66%      106,645      4,982    4.67%
Other interest-bearing liabilities:
   Federal funds purchased                                  42         3     7.14%          324         21    6.50%
   Federal Home Loan Bank advances                      10,000       501     5.01%        6,005        350    5.83%
   Short-term borrowings and obligations
    under capital lease                                  4,271       190     4.45%        2,575        117    4.54%
Total interest-bearing liabilities                     156,259     7,309     4.68%      115,549      5,470    4.73%
Non-interest-bearing liabilities
   and stockholders' equity:
   Demand deposits                                      39,297                           29,558
   Other liabilities                                     3,618                            2,878
   Stockholders' equity                                 23,298                           18,338
Total non-interest-bearing liabilities
and stockholders' equity                                66,213                           50,774
Total liabilities and
 stockholders' equity                                 $222,472                         $166,323
Interest rate spread                                                         3.82%                            4.12%
Net interest income                                              $ 9,944                           $ 8,005
Net interest margin (2)                                                      4.90%                            5.26%

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $872,000 in 1998 and $762,000 in 1997.
(2) Net interest margin is net interest income divided by average total interest-earning assets.

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

                                               1998 Compared with 1997(1)         1997 Compared with 1996(1)
(In thousands)                                     Due to changes in                    Due to changes in
                                                                     Net                                Net
Average                                       Average    Average   Increase       Average   Average   Increase
Interest Income                                Volume     Rate    (Decrease)       Volume     Rate   (Decrease)
Loans                                          $2,280    $  (8)      $2,272       $  927     $  118     $1,045
Investment securities                           1,509     (215)       1,294          994        (39)       955
Federal funds sold                                208       (3)         205          113          4        117
Interest-bearing deposits
 in other banks                                     7        -            7            2         -           2
Total interest income                           4,004     (226)       3,778        2,036         83      2,119
Interest expense
NOW accounts                                       36      (18)          18           14         (3)        11
Money market accounts                              83      (88)          (5)          84        (53)        31
Savings deposits                                   34      (10)          24          (44)       (30)       (74)
Other time deposits                             1,667      (71)       1,596          597        (31)       566
Federal funds purchased                           (20)       2          (18)          15          1         16
Federal Home Loan Bank advances                   191      (40)         151          297          6        303
Short-term borrowings and
  obligations under capital lease                  75       (2)          73          101         (4)        97
Total interest expense                          2,066     (227)       1,839        1,064       (114)       950
Change in net interest
 income                                        $1,938    $  (1)      $1,939       $  972     $  197     $1,169

(1) The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.


Non-interest Income

The following table presents the principal components of non-interest income for the years ended December 31, 1998, 1997, and 1996.

(In thousands)                                          1998                1997               1996
Fees for international
 banking services                                     $1,172              $1,210             $1,057
Overdraft and NSF charges                                571                 426                369
Other                                                    531                 396                557
Gains on sales of loans                                  463                 616                581
Service charge income                                    352                 272                209
SBA servicing fees                                       275                 378                462
Net gains on sales of investment
 securities                                              211                 162                126
Total non-interest income                             $3,575              $3,460             $3,361

Non-interest income increased $115,000 in 1998 to $3.6 million compared to 1997, due primarily to increases in service charges on deposit accounts, including overdraft and insufficient funds ("NSF") charges, and other non-interest income. Service charges on deposit accounts and overdraft/NSF fees were up 29% and 34%, respectively, over 1997 for a combined total of $923,000. This increase was the result of higher average demand deposit volumes, which grew $10 million in 1998. The increase in demand deposit growth was due in part to the acquisition as well as a bankwide marketing campaign aimed at increasing deposits in 1998. Other non-interest income was $135,000 higher in 1998 than the prior year for a total of $531,000. Half of this increase was due to recoveries of pre-acquisition losses recognized by CSB , while approximately $30,000 was the increase in private banking fees compared to fees for the prior year. International fee income was relatively stable at $1.2 million for 1998 and 1997. The growth in the international department from business development during 1998 was overshadowed by the decline in foreign export volume due to the weakened Asian economy. The decline was offset somewhat by increased import volume, resulting in fee income being relatively unchanged 1997. Summit's fees from international operations are generated from import and export transactions because the Company does not provide lending products to any non-US resident companies.

Gains on sales of SBA loans were $463,000 for 1998 compared to $616,000 in the prior year due to lower premiums on sales. During 1998, the Company originated $15.2 million of new SBA loans compared to $12.4 million in 1997. Total guaranteed amounts sold for the comparable years were $6.3 million and $6.4 million in 1998 and 1997, respectively. The Company was again recognized by SBA as the most active lending institution in the state of Georgia, a distinction held by Summit for six of the last seven years. The Company's loan servicing portfolio for third parties remained consistent at $59 million at year end 1998 compared to $58 million at year end 1997.

Total non-interest income increased $100,000 to $3.5 million during 1997 as compared to 1996 due primarily to increases in service charges on deposit accounts and international fee income. Service charges on deposit accounts and overdraft/NSF fees were up 30% and 15%, respectively, over 1996 for a combined total of $700,000. This increase was the result of higher average demand deposit volumes, which grew $6 million in 1997, as well as new pricing structures on various charges including NSF and overdraft fees. International fee income also rose to a new level of more than $1.2 million in 1998, a 14% increase. Gains on sales of SBA loans were $616,000 for 1997 compared to $581,000 in the prior year due to a higher volume of sales.


Non-interest Expenses

The following table presents the principal components of non-interest expenses for the years ended December 31, 1998, 1997, and 1996.

(In thousands)                                            1998                1997             1996
Salaries and employee benefits                          $4,309              $3,649           $3,356
Equipment                                                  791                 584              482
Net occupancy                                              668                 516              476
Accounting, legal, and
 other professional                                        519                 363              315
Data/item processing                                       486                 323              332
Marketing and community relations                          290                 228              271
Telephone                                                  268                 233              136
Postage and courier                                        268                 198              163
Office supplies                                            183                 147              157
Travel                                                     115                  73               67
Insurance                                                   96                  96               78
Directors fees                                              96                  83               53
Property taxes                                              91                 167               86
Other losses                                                80                 161              167
Dues and memberships                                        66                  45               51
Other operating expenses                                   466                 290              221
Total non-interest expenses                             $8,792              $7,156           $6,411

Non-interest expenses grew 23% in 1998 fueling the Bank's continued strategy of expanding in both existing and new profitable markets - this year through acquisition, adding the San Jose office on June 30. In 1998, non-interest expenses were $8.8 million, up from $7.2 million in 1997. This increase is primarily attributed to increased staffing costs, data processing expenses, Year 2000 expenses, legal fees, as well as occupancy expenses related to the San Jose office. The largest portion of the $1.6 million increase in non-interest expenses, $660,000, was due to additional salary and benefit costs.

Nearly half of this increase is related to operating costs of the San Jose branch during the last two quarters of 1998. As of December 31, 1998, there were sixteen employees located in the San Jose office. The Bank's Atlanta operation has also grown this year, with 91 full-time equivalent staff positions at year-end compared to 81.5 at December 31, 1997. Two of the positions added in 1998 were for the purpose of establishing a Latin-American Banking department to target this rapidly growing sector of the Atlanta market. This expansion, coupled with general salary increases and promotions, resulted in the remaining increase in salaries and benefits.

Data processing expenses increased $163,000 over 1997 expenses, also largely due to the addition of the San Jose office. During third quarter, this branch continued to operate on its previous data and item processing systems. In late September, the San Jose branch was converted to the Bank's primary system, eliminating the higher cost of duplicate processing systems.

During 1998, the Company made significant progress on its Year 2000 project to ensure that the Bank is ready for the roll-over of the date to January 1, 2000. There are several major phases to this project, and the Bank has been on schedule for all of these phases to date. In early 1998, the Bank committed to replace every personal computer at all work stations and purchased replacements for all of the file servers necessary for daily operations. A review of major credit and deposit customers was performed and will continue into 1999. Software testing began in 1998, including testing on the third party data processing system. This testing will also continue into 1999. The cost incurred to date for the Year 2000 compliance project was $144,000, which is included in equipment costs. It is expected that an additional $65,000 will be required in 1999. Primarily as a result of the new computer equipment and software purchased in 1998, depreciation increased $50,000. Legal fees were $300,000 in 1998 compared to $180,000 in 1997. Most of this expense was loan-related such as charged-off loan collection fees and workout plans for delinquent loans. Approximately $35,000 of the legal fees were due to collection and work-out efforts in San Jose. Total occupancy expense increased $152,000 in 1998 compared to last year. The San Jose office was responsible for $120,000 of that increase for six months of operation after the purchase of CSB.

The operating efficiency ratio of the Bank moved up unfavorably to 65.5% for the current year compared to 62.4% for 1997, primarily due to pressure on interest rates causing a lower interest margin, in addition to the increase in overhead. The bank's peer group showed an operating efficiency ratio for the year to date through September of 62.8%.

Non-interest expenses increased $745,000 in 1997 compared to 1996, due primarily to increased staffing, equipment, property taxes and telephone expenses. Nearly half of the increase was due to salaries and benefits costs, which were up $300,000 from 1996 mainly due to a full year's effect of the personnel hired in 1996 to support branch expansion. Equipment costs, which include furniture, fixtures and equipment maintenance and depreciation, increased $102,000 in 1997 compared to 1996 due in part to additional maintenance and service contracts relative to the branch expansion and normal operations. Telephone expenses increased in 1997 as telecommunications costs associated with the delivery of the data processing system were reclassified from data processing expenses.


Year 2000

The Company considers the Year 2000 computer processing risk to be a serious risk for all businesses that depend on computer hardware and software to perform the critical functions of their businesses. Year 2000 computer processing risk is defined as the risk associated with computer hardware or software that fails to process data or operate in the manner for which it was designed as a result of century date changes.

The Company's State of Readiness

The Company has established a Year 2000 Committee which is headed by senior management, meets at least monthly, and reports monthly to the Bank's Board of Directors and quarterly to the Company's Board of Directors. The Committee's goal is to address Year 2000 technology issues so that they will not materially adversely affect the Company's operations or customer service. The Company engaged a third party to assist in the testing of any computer hardware which was not Year 2000 compliant. A major milestone was reached on June 30, 1998 with the completion of hardware testing and necessary hardware replacement.

The available hardware solutions were either to repair and upgrade existing equipment or to replace the equipment. Due to the recent advancements in hardware technology at affordable costs, the Company chose to replace all personal computers throughout the organization. This decision has resulted in better productivity at the workstations through the use of efficient technology, and has allowed the Company to offer more advanced products to its customers.

The Company has not delayed any other projects related to information technology as a result of Year 2000 actions. On the contrary, the Company has completed the acquisition of another bank and converted that bank's entire data processing, financial reporting and other computer systems to its own. In the third quarter of 1998, the Bank implemented new, more efficient technology which provides deposit customers with account statements containing check images. The Bank is also in the process of adding a fourth language, Spanish, to its voice response system and ATM's, as well as merchant verification functionality to its voice response system. This process will be completed in 1999. The Company has also completed an analysis of non-information technology related systems to determine the impact that the century date change may have on them. These include all HVAC systems, telecommunications systems (both wired and wireless), controlled-access systems and elevators. The Company expects that all necessary upgrades to these systems will be completed by June 30, 1999.

The Company outsources its data processing and item processing services to third party vendors. The completion of the Company's Year 2000 project and its ability to adequately service its customers in 2000 largely depend on the compliance of these third party vendors. The Company has monitored the progress of these vendors in their efforts to become Year 2000 compliant over the past year, and established contingency plans for these systems, if testing and validation proves the systems unsatisfactory. The Office of the Comptroller of the Currency ("OCC"), the regulatory authority for the Bank, has also reviewed the Company's primary data processing service provider to ensure that Year 2000 issues are being addressed timely and effectively. Another critical system is utilized in the Bank's international department to process customer letters of credit and other trade finance products. This system has been certified as Year 2000 compliant by the third party vendor and is currently being tested and validated by the Bank.

The Company also recognizes the importance of ensuring that significant borrowers are addressing the problem in a timely manner to avoid deterioration of the Company's loan portfolio solely due to Year 2000 problems. The Company has identified all material relationships, mailed relevant questionnaires to assess the risk, and is working with these customers on a one-to-one basis, as appropriate, to stay informed of their compliance efforts. Identification of borrower risks associated with the failure to adequately prepare for Year 2000 issues is considered in the lending function. Commercial and retail deposit customer awareness is being addressed through mailings, statement stuffers, and pamphlets placed in the branches.

The Company also performed a review of significant customer deposit relationships with the Bank to determine those customers' efforts to address the Year 2000 issue. The purpose of this analysis was to determine any special funding needs that the Bank may incur as a result of a significant depositor needing to draw against reserve cash to meet Year 2000 critical operations. Management of the Bank believes, based on that analysis, that it has sufficient funding sources available, to meet any extra currency needs customers may have as December 31, 1999 approaches and, also, into early year 2000. Funding sources include available credit lines with the Federal Home Loan Bank and correspondent banks, as well as unpledged investment securities. Ongoing reviews of both loan and deposit customers will continue during 1999 to ensure the Bank makes every effort to provide services to its customers through the century change.

The Costs to Address the Company's Year 2000 Issues

Actual costs accrued or incurred in 1998 for the Year 2000 project were $144,000, not including indirect salary expenses directed toward the project. A testing plan for mission critical systems - systems which are necessary to the ongoing operation of the Bank - has been developed, and testing of these systems is underway. This portion of the project will continue through second quarter 1999. Non-mission critical systems are in the remediation phase and are expected to be completed by June 30, 1999. Costs to be incurred in 1999 for the project are estimated to be approximately $65,000, bringing the total estimated Year 2000 project costs to just over $200,000. The Company does not expect the amounts required to be expensed to resolve Year 2000 issues to have a material adverse effect on its financial position or results of operations.

The Risks of the Company's Year 2000 Issues

The Year 2000 issue presents a number of risks to the business and financial condition of the Company and the Bank. External factors, which include but are not limited to electric, telephone, and water service, are beyond the control of the Company and the failure of such systems could have a material negative impact on the Company, its customers and third parties on whom the Company relies for its day-to-day operations.

The Company believes that its internal systems and the software and the network connections it maintains will be adequately programmed to address the Year 2000 issue. Based on information currently available, management does not believe that the Company will incur significant additional costs in connection with the Year 2000 issue. Nevertheless, there can be no assurance that all hardware and software that the Company uses will be Year 2000 compliant, and the Company cannot predict with any certainty the costs the Company will incur to respond to any Year 2000 issues. Further, since the business of the Company's customers and vendors may be negatively affected by the Year 2000 issue, any financial difficulties incurred by the Company's customers and vendors in solving Year 2000 issues could negatively affect their ability to perform their agreements with the Company. Therefore, even if the Company does not expect to incur significant direct costs in connection with responding to the Year 2000 issue, there can be no assurance that the failure or delay of the Company's customers, vendors or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's Contingency Plans

As part of the Company's normal business practice, it maintains contingency plans to follow in the event of emergency situations, some of which could arise from Year 2000-related problems. The Company has formulated a detailed Year 2000 contingency plan, which assesses several possible scenarios to which the Company may be required to react. These scenarios include identification of alternative vendors in the event a critical software program fails the testing process, alternative written procedures in the event of both short- and long-term power, data and telephone disruptions and contingent liquidity plans. The Company's contingency plan has addressed these issues in both the Atlanta and San Jose markets.

The foregoing are forward-looking statements reflecting management's current assessment and estimates with respect to the Company's Year 2000 compliance efforts and the impact of Year 2000 issues on the Company's business and operations. Various factors could cause actual plans and results to differ materially from those contemplated by such assessments, estimates and forward-looking statements, many of which are beyond the control of the Company. Some of these factors include, but are not limited to, representations by the Company's vendors and counterparties, technological advances, economic considerations, and consumer perceptions. The Company's Year 2000 compliance program is an ongoing process involving continual evaluation and may be subject to change in response to new developments.

Loan Portfolio

Loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that credit losses are not excessive). Thus the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. The Company experienced a strong increase in average net loan volumes in 1998 of $22 million. Net loans outstanding increased to $131 million as compared to $97 million at year end 1997, an increase of 35% due in large part to the CSB acquisition. During 1998, the growth was primarily realized in regular commercial loans, with a $6.1 million increase to $37.7 million, and commercial loans secured by real estate, with a $25.5 million increase to $83.8 million. Consumer loans remained constant at approximately $5 million as of December 31, 1998 compared to the prior year-end. Overall loan growth was strong in 1997 compared to 1996. Net loans outstanding increased 15% from $84 million at year end 1996 to $97 million at year end 1997. Commercial loans secured by real estate accounted for $6.4 million of this increase. Consumer loans remained constant at approximately $5 million during 1997.

At year end 1998 and 1997, the Company had loans held for sale of $5.7 million and $3.4 million, respectively. The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At December 31, 1998, 63% of the total loan portfolio had floating or adjustable rates.

The following table presents the composition of the Company's loan portfolio at December 31, 1998 and 1997.

(Dollars in thousands)                                                      1998                     1997
                                                                     Amount   % of Loans      Amount    % of Loans
Commercial, financial, and agricultural                            $ 37,724       29%        $ 31,614       33%
Real estate - construction                                            2,722        2            1,938        2
Real estate mortgage - primarily commercial                          83,808       66           58,290       61
Installment loans to individuals                                      5,084        4            5,024        5
Less: unearned income                                                (1,514)      (1)          (1,393)      (1)

Loans, net of unearned income                                       127,824      100%          95,473      100%
Loans held for sale - SBA                                             5,672                     3,419
Less: allowance for loan losses                                      (2,336)                   (1,468)
Net loans                                                          $131,160                   $97,424


The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 1998.

(In thousands)                                                     Loan Maturing
                                                    Within        1-5        After 5
                                                    1 Year       Years        Years        Total
Loans with:
  Predetermined interest rates                     $23,981      $25,302      $   704     $ 49,987
  Floating or adjustable rates                      27,783       19,312       36,414       83,509
Total loans                                        $51,764      $44,614      $37,118     $133,496


Allowance and Provision for Loan Losses

The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due, and other loans that management believes require special attention.

For purposes of determining the required allowance for loan losses and resulting periodic provisions, the Company segregates the loan portfolio into broad segments, such as: consumer, commercial and SBA loans. The Company provides for a general allowance for losses inherent in the portfolio by the above categories. The general allowance for losses on problem loans in these categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the problem loans are determined based upon historical loss experience and regulatory requirements. Specific allowances are provided in the event that the specific collateral analysis on each problem loan indicates that the probable loss upon liquidation of collateral would be in excess of the general percentage allocation. For the remainder of the portfolio, general allowances for losses are calculated based on estimates of inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used for the portion of the allowance described above. Loss percentages used for this portion of the portfolio are generally based on historical loss factors adjusted where necessary for qualitative factors. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations, such as: trends in delinquencies and non-accruals, migration trends in the portfolio, trends in volume, the risk identification process, changes in the outlook for local and regional economic conditions, concentrations of credit, and peer group comparisons. In addition to the Company's internal loan review process, the Company also utilizes an independent loan review process in assessing the overall adequacy of the allowance for loan losses.

The provision for loan losses is a charge to income in the current period to replenish the allowance and maintain it at a level that management has determined to be adequate. The Company's provision for loan losses for 1998 was $455,000 as compared to $540,000 in 1997. The decrease is attributed to lower charge-offs in 1998 coupled with strong recoveries. While non-performing assets increased from $1.8 million at year end 1997 to $3.2 million at year end 1998, the December 31, 1998 balance largely reflected SBA fully guaranteed portions of credits totaling $1.5 million and three credits totaling $1.7 million secured by real estate. One of the credits for $462,000 secured by real estate was acquired in the CSB merger, and subsequently paid off in February 1999. The December 31, 1997 balance included one credit for $737,000 secured by real estate and fully guaranteed SBA loans totaling $1,018,000.

Net loan charge-offs in 1998 decreased significantly to .35% of average net loans outstanding from 1.08% in 1997. Gross charge-offs declined from $1.3 million in 1997 to $951,000 in 1998. The charge-offs in 1998 included a total of approximately $200,000 for the unguaranteed portion of five SBA loans. The remaining charge-offs consisted largely of commercial loans ranging in size from $10,000 to $200,000. Installment loan charge-offs represented $63,000 of the total gross amount, none of which were individually significant. Recoveries totaled $551,000 in 1998 compared to $336,000 in 1997, which included $161,000 of recoveries on three fully guaranteed SBA loans that were charged-off in late 1997.

Net loan charge-offs in 1997 increased significantly to 1.08% of average net loans outstanding from .19% in 1996. Included in gross charge-offs in 1997 were three SBA loans of which $161,000 represented fully guaranteed amounts by the SBA which were subsequently recovered from the SBA during early 1998. Gross charge-offs increased approximately $1 million to $1.3 million in 1997 compared to $300,000 in 1996.

The allowance for loan losses represented 1.75% of total loans at December 31, 1998 compared to 1.48% at December 31, 1997. The determination of the allowance for loan losses rests upon management's judgment about factors affecting loan quality, assumptions about the economy, and other factors; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for the years ended December 31, 1998 and 1997.

                                                               Years Ended December 31,
(Dollars in thousands)                                            1998            1997
Allowance for loan losses at beginning of year                  $1,468          $1,931
Charge-offs:
Commercial, financial, and agricultural                            174           1,071
   Real estate                                                     714              76
   Installment loans to individuals                                 63             192
Total                                                              951           1,339
Recoveries:
   Commercial, financial, and agricultural                         419             290
   Real estate                                                     105              10
   Installment loans to individuals                                 27              36
Total                                                              551             336
   Net charge-offs                                                 400           1,003
   Provision for loan losses                                       455             540
   Loan loss allowance of acquired bank                            813               -
Allowance for loan losses at end of year                        $2,336          $1,468
Allowance for loan losses to average loans outstanding            2.03%           1.58%
Allowance for loan losses to net charge offs                       5.8x            1.5x


The amounts and percentages of such components of the allowance for loan losses at December 31, 1998 and 1997, and the percentage of loans in each category to total loans are presented in the table below.

                                                        1998                             1997
                                                     Allowance                        Allowance
                                                                    % of                             % of
(Dollars in thousands)                            $        (%)      Loans              $      (%)    Loans
Commercial, financial, and
 agricultural                                $1,310        56%        27%         $1,142      78%      30%
Real estate                                     922        40%        69%            225      15%      65%
Installment loans to
 individuals                                    104         4%         4%            101       7%       5%
Total                                        $2,336       100%       100%         $1,468     100%     100%


Non-performing Assets

As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Where appropriate, when a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The amount of interest that would have been recorded during 1998 and 1997, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $246,000 and $167,000, respectively.

Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired by foreclosure. The Company's non-performing assets as a percentage of total loans and other real estate were 2.41% at December 31, 1998 as compared to 1.80% in the prior year. At December 31, 1998, the Company had non-accrual loans representing three loans secured by real estate totaling $1.7 million, five fully guaranteed SBA loans totaling $1.3 million and three SBA loans totaling $230,000, of which $166,000 is guaranteed by the SBA. The December 31, 1997 balance reflected one loan for $737,000 secured by real estate (also included in the 1998 balance), two fully guaranteed SBA loans totaling $894,000, and one 85% guaranteed SBA loan totaling $146,000. The underlying collateral of the loan secured by real estate was not sold as anticipated in 1998, however, at the time of this writing, a contract is pending that will allow the Bank to recover all principal on this loan. There were no loans past due 90 days or more as to principal or interest payments and still accruing at either December 31, 1998 or 1997.

The following table presents an analysis of the Company's non-performing assets as of December 31, 1998 and 1997.

                                                                                         December 31,
(Dollars in thousands)                                                              1998              1997
Loans on non-accrual                                                              $3,219            $1,777
Restructured loans                                                                   391                 -
   Total non-performing assets                                                    $3,610            $1,777
Loans 90 days past due and still accruing interest                                $    -            $    -
Total non-performing assets as a percentage of total
   loans and other real estate                                                      2.70%             1.80%
Loans 90 days past due and still accruing interest
   as a percentage of total loans                                                      -%                -%


Impaired loans are defined as those loans which management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 1998 and 1997, respectively, the Company had loans totaling $3,610,000 and $1,777,000 which were considered impaired. Impaired loans at year-end 1998 included all non-accrual loans as well as one restructured credit for $391,000 secured by real estate. Included in the allowance for loan losses at the end of 1998 and 1997, respectively, the Company specifically allocated $104,000 and $65,000 for these loans.

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

At December 31, 1998, the Company's net loan to deposit ratio was 59% compared to a ratio of 67% at December 31, 1997, as a result of aggressive marketing efforts in 1998 to produce strong deposit growth which thus outpaced loan growth. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available. A portion of the decrease in the loans to deposit ratio at December 31, 1998 was due to the influx of approximately $6 million of temporary deposits during the final week of 1998.

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

The Company's interest rate sensitivity position at December 31, 1998 is presented in the table below.

                                                             Assets and liabilities repricing within

                                                  3 Months     4 to 6    7 to 12    1-5       Over 5
(Dollars in thousands)                             or less     Months     Months   Years       Years         Total
Interest-earning assets:
Loans                                              $91,733    $ 6,151    $ 9,606   $25,302    $   704      $133,496
Investment securities                               32,142      5,944     14,427    28,094     14,180        94,787
Interest-bearing deposits
 in other banks                                        156          -          -         -       -              156
Federal funds sold                                  10,725          -          -         -          -        10,725
Total interest-earning assets                      134,756     12,095     24,033    53,396     14,884       239,164

Interest-bearing liabilities:
Deposits                                           106,104     19,811     26,449    17,976         61       170,401
Federal Home Loan Bank advances                     10,000          -          -         -          -        10,000
Other borrowed funds                                 5,987          -          -         -          -         5,987
Total interest-bearing
 liabilities                                       122,091     19,811     26,449    17,976         61       186,388

Interest sensitivity gap                            12,665     (7,716)    (2,416)   35,420     14,823        52,776

Cumulative interest
 sensitivity gap                                    12,665      4,949      2,533    37,953     52,776        52,776

Cumulative sensitivity ratio
(Cumulative interest-earning assets/cumulative
 interest-bearing liabilities)                        1.10       1.03       1.02      1.20       1.28          1.28


The Company is closely matched in its interest-earning assets and interest-bearing liabilities through the next twelve months, insulating the Company's net interest income from significant adverse changes in market rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all demand and savings deposits are considered repriceable within the shortest time period, 3 months or less, while time deposits are presented based on their contractual terms. It is the Company's policy to maintain its one year gap position in the .8 to 1.2 range. The one year gap reflected by the interest rate sensitivity table is 1.02, indicating adherence to Company policy. Management closely monitors the Company's position, and, if rates should change in either direction, Management will take steps to reposition its interest-earning assets and interest-bearing liabilities to minimize the impact of a gap exposure.

Investment Portfolio

The following table presents maturity distribution and yields of investment securities available for sale.

                                                              December 31, 1998                 December 31, 1997
                                                                              Year-end
                                                     Amortized       Fair     Weighted         Amortized       Fair
(Dollars in thousands)                                    Cost      Value   Avg. Yield              Cost      Value
U.S. Treasury
One year or less                                       $ 2,499    $ 2,504        5.47%           $ 8,980    $ 8,984
Total U.S. Treasury                                      2,499      2,504        5.47%             8,980      8,984

U.S. Government Agencies
One year or less                                        17,207     17,160        5.08%               499        503
Over one through five years                             15,519     15,571        4.84%            11,375     11,415
Over five years                                          4,500      4,530        6.72%             3,786      3,808
Total U.S. Government Agencies                          37,226     37,261        5.47%            15,660     15,726

Mortgage-Backed Securities
One year or less                                             -          -           -                155        156
Over one through five years                              3,842      3,873        6.01%             2,165      2,171
Over five through ten years                              5,100      5,116        6.74%             4,057      4,102
Over ten years                                          44,182     44,133        6.26%            29,402     29,557
Total mortgage-backed securities                        53,124     53,122        6.29%            35,779     35,986

Tax-exempt municipal securities
Over five through ten years                                250        250        4.05%                 -          -
Over ten years                                             750        750        4.25%                 -          -
Total tax-exempt municipal securities                    1,000      1,000        4.20%                 -          -

Other Investments
Over ten years                                             900        900           -                700        700
Total other investments                                    900        900           -                700        700

Total investment securities
 available for sale                                    $94,749    $94,787        5.82%           $61,119    $61,396

There were no investment securities classified as held to maturity at December 31, 1998 or December 31, 1997.

Deposits

The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 1998 and 1997.

                                                              1998                           1997
                                                     Average        Average        Average         Average
(Dollars in thousands)                                Amount           Rate         Amount            Rate
Non-interest-bearing deposits                       $ 39,297             -%       $ 29,558              -%
Interest-bearing deposits:
   NOW accounts                                       11,463          1.73%          9,020           2.00%
   Money market accounts                              27,326          3.48%         26,090           3.66%
   Savings deposits                                    7,542          3.16%          6,424           3.33%
   Other time deposits                                95,615          5.47%         65,111           5.58%
Total                                               $181,243          3.65%       $136,203           3.66%

The following table presents the maturity of the Company's time deposits at December 31, 1998.

                                  Other Time        Other Time
                                    Deposits          Deposits
                                    $100,000         Less Than
(Dollars In thousands)           and Greater          $100,000            Total
Months to Maturity:
   3 or less                         $19,053           $36,263         $ 55,316
   Over 3 through 6                    5,775            14,036           19,811
   Over 6 through 12                  11,645            14,804           26,449
   Over 12                             4,767            13,270           18,037
Total                                $41,240           $78,373         $119,613


Capital Adequacy

There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

As of December 31, 1998, the Bank exceeded its required levels of capital. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 10.2%; its risk-based ratio of total capital to risk-weighted assets was 11.4%; and its leverage ratio was 7.3%.


Inflation

Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. The Company has been able to maintain an adequate level of equity, as previously mentioned, and, though inflation has not been a material factor during the last three years, management will address any future effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management program, and by periodically adjusting its pricing of services and banking products to take into consideration current costs.


Business Segment Information

During the past seven years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.


Recent Accounting Pronouncements

In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for financial statements for fiscal years beginning after June 15, 1999. The Company has not made an assessment of the expected impact that SFAS 133 will have on its financial statements.

Consolidated Balance Sheets
Summit Bank Corporation and Subsidiaries

                                                                                       December 31,
(In thousands, except share and per share amounts)                                  1998          1997

Assets
Cash and due from banks (Note 7)                                               $  10,559     $   8,091
Federal funds sold                                                                10,725         1,200
Interest-bearing deposits in other banks                                             156            69
Investment securities available for sale (Note 2)                                 94,787        61,396
Other investments (Note 3)                                                         1,314         1,566
Loans, net of unearned income of $1,514 and $1,393
   in 1998 and 1997, respectively                                                127,824        95,473
Loans held for sale                                                                5,672         3,419
Less allowance for loan losses                                                    (2,336)       (1,468)
Net loans (Note 4)                                                               131,160        97,424
Premises and equipment, net (Notes 5 and 11)                                       4,633         4,461
Customers' acceptance liability                                                    2,319         1,397
Deferred income taxes (Note 12)                                                    1,981           134
Goodwill, net (Note 20)                                                            1,651            --
Other assets (Note 6)                                                              3,876         4,558
Total assets                                                                   $ 263,161     $ 180,296

Liabilities and stockholders' equity
Liabilities:
Deposits (Note 8):
   Non-interest-bearing demand                                                 $  48,246     $  35,193
   Interest-bearing:
   Demand                                                                         42,350        34,348
   Savings                                                                         8,438         6,681
   Time, $100,000 and over                                                        41,240        23,595
   Other time                                                                     78,373        44,978
Total deposits                                                                   218,647       144,795
Acceptances outstanding                                                            2,319         1,397
Obligation under capital lease (Note 11)                                              39            81
Federal Home Loan Bank advances (Note 10)                                         10,000        10,000
Other borrowed funds (Note 9)                                                      5,987         2,756
Other liabilities                                                                  1,664         1,489
Total liabilities                                                                238,656       160,518

Stockholders' equity (Notes 14, 15, and 16):
Common stock, $0.01 par value; 100,000,000 shares authorized;
1,815,363 shares issued and 1,790,988 shares outstanding
in 1998; 1,488,770 shares issued and outstanding in 1997                              18            15
Additional paid-in capital                                                        16,178        12,933
Treasury stock, at cost; 24,375 shares (Note 14)                                    (447)           --
Accumulated other comprehensive income                                                25           172
Retained earnings                                                                  8,731         6,658
Total stockholders' equity                                                        24,505        19,778
Commitments and contingencies (Note 13)
Total liabilities and stockholders' equity                                     $ 263,161     $ 180,296

See accompanying notes to consolidated financial statements

Consolidated Statements of Income
Summit Bank Corporation and Subsidiaries

                                                                      For the years ended December 31,
(In thousands, except share and per share amounts)                    1998          1997          1996
Interest income:
   Loans, including fees                                        $   11,932    $    9,660    $    8,615
   Federal funds sold                                                  550           345           228
   Interest-bearing deposits in other banks                             13             6             4
   Investment securities - taxable                                   1,821         1,243           658
   Mortgage-backed securities                                        2,937         2,221         1,851
   Total interest income                                            17,253        13,475        11,356
Interest expense:
   Time deposits, $100,000 and over                                  1,826         1,381         1,365
   Other deposits                                                    4,789         3,601         3,083
   Federal Home Loan Bank advances                                     501           350            47
   Short-term borrowings and obligation
    under capital lease                                                193           138            25
   Total interest expense                                            7,309         5,470         4,520
   Net interest income                                               9,944         8,005         6,836
Provision for loan losses (Note 4)                                     455           540           404
   Net interest income after provision
for loan losses                                                      9,489         7,465         6,432
Non-interest income:
   Gains on sales of loans                                             463           616           581
   Fees for international banking services                           1,172         1,210         1,057
   SBA servicing fees                                                  275           378           462
   Overdraft and NSF charges                                           571           426           369
   Service charge income                                               352           272           209
   Net gains on sales of investment
     securities (Note 2)                                               211           162           126
   Other                                                               531           396           557
   Total non-interest income                                         3,575         3,460         3,361
Non-interest expenses:
   Salaries and employee benefits (Note 15)                          4,309         3,649         3,356
   Equipment                                                           791           584           482
   Net occupancy                                                       668           516           476
   Other (Note 19)                                                   3,024         2,407         2,097
   Total non-interest expenses                                       8,792         7,156         6,411
Income before income taxes                                           4,272         3,769         3,382
   Income tax expense (Note 12)                                      1,503         1,319         1,174
   Net income                                                   $    2,769    $    2,450    $    2,208
Basic net income per share (Note 1)                             $     1.56    $     1.71    $     1.57
Diluted net income per share and common
   share equivalents (Note 1)                                   $     1.53    $     1.50    $     1.43
Weighted-average shares
   outstanding-basic (Note 1)                                    1,773,010     1,436,023     1,407,688
Weighted-average shares
   outstanding-diluted (Note 1)                                  1,804,828     1,632,586     1,546,332

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income Summit Bank Corporation and Subsidiaries

For the years ended December 31, 1998, 1997, and 1996

                                                                                  Additional
                                        Comprehensive        Common Stock          Paid In          Treasury
                                           Income         Shares       Amount      Capital           Stock
Balance, December 31, 1995                             1,407,688     $      14     $12,123        $   --
Comprehensive income:
   Net income                           $     2,208          --             --          --            --
   Net unrealized gains
      (losses) on investment
      securities available for
      sale, net of tax effect
      and reclassification
      adjustment (Note 21)                     (248)         --             --          --            --
   Total comprehensive
      income                            $     1,960
   Cash dividends
      declared, $.31 per share                   --          --             --          --          (437)
Balance, Dec. 31, 1996                                1,407,688             14      12,123            --
Comprehensive income:
   Net income                           $     2,450          --             --          --            --
   Net unrealized gains
     (losses) on
      investment securities
      available for sale, net
      of tax effect and
      reclassification
      adjustment (Note 21)                       83          --             --          --            --
   Total comprehensive
      income                            $     2,533
   Issuance of common stock upon
    exercise of options and
    warrants (Note 14)                                   81,082              1         810            --
   Cash dividends
     declared,  $.35 per share                               --             --          --            --
Balance, Dec. 31, 1997                                1,488,770             15      12,933            --
Comprehensive income:
   Net income                           $     2,769          --             --          --            --
   Net unrealized gains
      (losses) on investment
      securities available for
      sale, net of tax effect
      and reclassification
      adjustment (Note 21)                     (147)         --             --          --            --
   Total comprehensive
      income                            $     2,622
   Issuance of common stock
      upon exercise of options
      and warrants (Note 14)                            326,593              3       3,245            --
   Purchase of treasury stock                           (24,375)            --          --          (447)
   Cash dividends declared,
  $.39 per share                                 --          --             --          --            --
Balance, Dec. 31, 1998                                1,790,988         $   18     $16,178          (447)


                                       Accumulated
                                         Other                            Total
                                      Comprehensive     Retained       Stockholders'
                                         Income         Earnings          Equity

Balance, December 31, 1995              $   337         $  2,939         $ 15,413
Comprehensive income:
   Net income                                --            2,208            2,208
   Net unrealized gains
      (losses) on investment
      securities available for
      sale, net of tax effect
      and reclassification
      adjustment (Note 21)                 (248)              --             (248)
   Total comprehensive
      income
   Cash dividends
      declared, $.31 per share             (437)            (437)
Balance, Dec. 31, 1996                       89            4,710           16,936
Comprehensive income:
   Net income                                --            2,450            2,450
   Net unrealized gains
     (losses) on
      investment securities
      available for sale, net
      of tax effect and
      reclassification
      adjustment (Note 21)                   83               --               83
   Total comprehensive
      income
   Issuance of common stock upon
    exercise of options and
    warrants (Note 14)                       --              --               811
   Cash dividends
     declared,  $.35 per share               --             (502)            (502)
Balance, Dec. 31, 1997                      172            6,658           19,778
Comprehensive income:
   Net income                                --            2,769            2,769
   Net unrealized gains
      (losses) on investment
      securities available for
      sale, net of tax effect
      and reclassification
      adjustment (Note 21)                 (147)              --             (147)
   Total comprehensive
      income
   Issuance of common stock
      upon exercise of options
      and warrants (Note 14)                 --               --            3,248
   Purchase of treasury stock                --               --             (447)
   Cash dividends declared,
  $.39 per share                             --             (696)            (696)
Balance, Dec. 31, 1998                   $   25           $ 8,731        $ 24,505


See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
Summit Bank Corporation and Subsidiaries

                                                               For the years ended December 31,

(In thousands)                                                  1998           1997           1996
Cash flows from operating activities:
Net income                                                  $  2,769       $  2,450       $  2,208
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization of
      premises and equipment                                     463            406            337
     Deferred tax expense (benefit)                              262            206            (37)
     Net amortization of premiums/discounts on
      investment securities                                      294             79             54
     Amortization of servicing assets                            237            170            124
     Amortization of goodwill                                     46             --             --
     Amortization of negative goodwill                          (110)          (110)          (110)
     Provision for loan losses                                   455            540            404
     Gains on sales of loans                                    (463)          (616)          (581)
     Proceeds from sales of loans                              6,251          5,340          9,116
     Net gains on sales of investment securities                (211)          (162)          (126)
     Loss on disposal of premises and equipment                   68             --             --
     Changes in other assets and liabilities:
     Net increase in loans held for sale                      (8,041)        (5,113)       (10,083)
     Decrease (increase) in other assets                       1,192         (2,508)         2,690
     (Decrease) increase in other liabilities                    (48)           145         (1,224)
Net cash provided by operating activities                      3,164            827          2,772

Cash flows from investing activities:
Proceeds from sales of investment
 securities available for sale                                27,916         21,949          6,745
Purchases of investment securities
 available for sale and other investments                    (89,190)       (58,957)       (22,950)
Proceeds from maturities of investment
 securities available for sale                                28,100          6,550          5,350
Principal collections on investment
 securities available for sale                                13,662          6,298          4,647
Loans made to customers, net of principal
 collected on loans                                          (13,196)       (13,698)        (6,242)
Purchases of premises, equipment and
 leasehold improvements                                         (629)          (293)        (1,979)
Purchase of California Security Bank, net of
 cash and cash equivalents acquired (note 20)                   (537)            --             --
Net cash used in investing activities                        (33,874)       (38,151)       (14,429)

Cash flows from financing activities:
Net increase in demand and savings deposits                   10,322          3,066         12,149
Net increase in time deposits                                 27,174          8,830         10,934
Principal payments for obligation
 under capital lease                                             (42)           (37)           (34)
Net increase in Federal Home Loan Bank advances                   --          9,000          1,000
Net increase in other borrowed funds                           3,231          2,099            657
Issuance of common stock upon exercise of
 options and warrants                                          3,248            811             --
Purchase of treasury stock                                      (447)            --             --
Dividends paid                                                  (696)          (502)          (437)
Net cash provided by financing activities                     42,790         23,267         24,269
Net increase (decrease) in cash and
 cash equivalents                                             12,080        (14,057)        12,612
Cash and cash equivalents at beginning of year                 9,360         23,417         10,805
Cash and cash equivalents at end of year                    $ 21,440       $  9,360       $ 23,417
Supplemental disclosures of cash paid during the year:
Interest, net of amounts capitalized                        $  6,733       $  5,404       $  5,350
Income taxes                                                $  1,329       $    930       $  1,407

See accompanying notes to consolidated financial statements.

Summit Bank Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1998, 1997, and 1996

1.       Summary of Significant Accounting Policies

(a) General
Summit Bank Corporation (the "Company") was organized on October 15, 1986 for the purpose of becoming a bank holding company. The Company was approved to become a bank holding company by the Federal Reserve Bank of Atlanta on September 11, 1987. On March 4, 1988, the Company acquired 100% of the stock of The Summit National Bank (the "Bank"). The organizers received final approval for the charter of the Bank from the Office of the Comptroller of the Currency on March 10, 1988, and the Bank began operations on that date.

(b) Business
The Company operates through one segment, providing a full range of banking services to individual and corporate customers through its subsidiary bank. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain state and Federal agencies and undergoes periodic examinations by those regulatory authorities.

(c) Basis of Presentation
The consolidated financial statements include the accounts of Summit Bank Corporation and its subsidiaries, the Bank and the Merchant Bank (inactive), after elimination of all significant intercompany balances and transactions.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by real estate in the northeast metropolitan Atlanta area and in San Jose, California as a result of the 1998 acquisition of California Security Bank. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

(d) Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks with maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

(e) Investment Securities
Investment securities at December 31, 1998 and 1997 consist of U.S. Treasury securities, obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities. The Company's investment securities are classified as available for sale securities and are reported at fair value.

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

(f) Loans
Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for loan losses. Unearned income, primarily arising from discount basis installment loans and deferred gains on the sale of the Small Business Administration ("SBA") guaranteed portion of loans, is recognized as interest income over the terms of the loans using the interest method. Interest on loans is recorded by using the simple interest method on the daily balance of the principal amount outstanding.

Loans held for sale are stated at the lower of aggregate cost or market value with market determined on the basis of open purchase commitments from independent buyers. Gains or losses on disposition are recorded in non-interest income, based on the net proceeds received and the recorded investment in the loan sold. For sales of the SBA guaranteed portion of loans, the basis in the portion of the loan sold is determined by allocating a portion of the loan carrying value to the portion sold based on its fair value relative to the fair values of the portion of the loan retained and the related servicing asset, if any.

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

(h) Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which are from three to forty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease, including expected renewal periods for which there are renewal options, using the straight-line method.

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

The carrying value of the servicing asset is periodically evaluated for impairment if the Company experiences unanticipated principal prepayments which causes the present value of future net servicing fee revenue to be less than the carrying value. If the servicing asset is determined to be impaired, a valuation allowance is recorded equivalent to the amount of the impairment. The valuation allowance is established through a charge to earnings.

(l) Goodwill
Goodwill represents the excess of the purchase price and related costs over the fair value of the net assets acquired. Goodwill is being amortized over 20 years using the straight-line method. The Company re-evaluates goodwill based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of the recorded costs.

(m) Net Income Per Share
Basic earnings per share (EPS) excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted EPS is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options and warrants.


(n) Reclassifications
Certain 1997 and 1996 amounts have been reclassified for comparative purposes in order to conform the prior periods to the 1998 presentation. Such reclassifications had no impact on net income or stockholders' equity.

(o) Recent Accounting Pronouncements
In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for financial statements for fiscal years beginning after June 15, 1999. The Company has not made an assessment of the expected impact that SFAS 133 will have on its financial statements.


2.       Investment Securities

Investment securities available for sale at December 31, 1998 are summarized as follows:

                                                           Gross             Gross      Estimated
   Amortized                                          Unrealized        Unrealized           Fair
(In thousands)                                              Cost             Gains         Losses          Value
U.S. Treasury securities and obligations
   of U.S. Government Agencies                           $39,725              $ 89           $ 49        $39,765
Tax-exempt municipal securities                            1,000                 -              -          1,000
Mortgage-backed securities                                53,124               233            235         53,122
Other investments                                            900                 -              -            900
Total                                                    $94,749              $322           $284        $94,787

Investment securities available for sale at December 31, 1997 are summarized as follows:

                                                           Gross             Gross      Estimated
   Amortized                                          Unrealized        Unrealized           Fair
(In thousands)                                              Cost             Gains         Losses          Value
U.S. Treasury securities and obligations
   of U.S. Government Agencies                           $24,640              $ 70            $ -        $24,710
Mortgage-backed securities                                35,779               260             53         35,986
Other investments                                            700                 -              -            700
Total                                                    $61,119              $330            $53        $61,396

The amortized costs and estimated fair values of investment securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Estimated
                                                    Amortized                       Fair
(In thousands)                                           Cost                       Value
Due in one year or less                               $19,706                     $19,661
Due after one year through five years                  15,519                      15,574
Due after five years through ten years                  4,750                       4,780
Due after ten years                                     1,650                       1,650
Mortgage-backed securities                             53,124                      53,122
Total                                                 $94,749                     $94,787

Proceeds from the sales of investment securities available for sale during 1998, 1997, and 1996 were $27,916,000, $21,949,000, and $6,745,000, respectively.
Gross gains of $212,000, $190,000, and $170,000 and gross losses of $1,000,
$28,000, and $44,000 were realized on those sales in 1998, 1997, and 1996, respectively.

Investment securities with aggregate carrying amounts of approximately $20,758,000 and $20,673,000 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


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

4.       Loans

Classifications of loans at December 31, 1998 and 1997 are as follows:

(In thousands)                                    1998           1997
Commercial, financial, and agricultural      $  37,724       $ 31,614
Real estate - construction                       2,722          1,938
Real estate - mortgage                          83,808         58,290
Installment loans to individuals                 5,084          5,024
Less unearned income                            (1,514)        (1,393)
Loans, net of unearned income                  127,824         95,473
Loans held for sale - SBA                        5,672          3,419
Less allowance for loan losses                  (2,336)        (1,468)
Net loans                                    $ 131,160       $ 97,424


In the ordinary course of business the Company extends loans to its directors, executive officers, and principal stockholders and their affiliates at terms and rates comparable to those prevailing at the time for comparable transactions with other customers. In the opinion of management, these loans do not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during 1998 with respect to such aggregate loans to these individuals and their associates:

(In thousands)
Balance at December 31, 1997                                 $ 192
New loans                                                       --
Repayments                                                    (157)
Balance at December 31, 1998                                 $  35

Activity in the allowance for loan losses for the years ended December 31, 1998, 1997, and 1996 was as follows::

(In thousands)                                  1998          1997          1996
Balance, beginning of year                   $ 1,468       $ 1,931       $ 1,686
   Loan loss allowance of acquired bank          813            --            --
   Provision for loan losses                     455           540           404
   Loans charged off                            (951)       (1,339)         (312)
   Recoveries                                    551           336           153
Balance, end of year                         $ 2,336       $ 1,468       $ 1,931

Impaired loans and related amounts included in the allowance for loan losses at December 31, 1998 and 1997 are as follows:

                                               1998                       1997
(In thousands)                              Balance     Allowance      Balance     Allowance
Impaired loans, with a related allowance     $2,086          $104         $883           $65
Impaired loans, without allowance             1,524             -          894             -


The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $1,524,000 and $894,000 at December 31, 1998 and 1997, respectively, did not have a related allowance because the majority of these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 1998, 1997, and 1996 was $2,068,000, $1,198,000, and $1,309,000,
respectively. Interest income recognized on impaired loans for the years ended December 31, 1998 and 1996 was approximately $41,000 and $161,000, respectively. There was no interest income recognized on impaired loans for the year ended December 31, 1997.

Nonaccrual loans amounted to approximately $3,219,000 and $1,777,000 at December 31, 1998 and 1997, respectively. Interest income on nonaccrual loans at December 31, 1998, 1997, and 1996, which would have been reported on an accrual basis in 1998, 1997, and 1996, amounted to approximately $246,000, $167,000, and $30,000, respectively.

At December 31, 1998, 1997, and 1996, the Company was servicing loans for others with aggregate principal balances of approximately $59,418,000, $57,534,000, and $62,280,000, respectively.


5.       Premises and Equipment

Premises and equipment at December 31, 1998 and 1997 consisted of the following:

(In thousands)                                         1998          1997
Land                                                $   985       $   985
Building                                              2,784         2,742
Furniture and equipment under capital lease             183           183
Other furniture and equipment                         1,744         1,692
Leasehold improvements                                  573           531
                                                      6,269         6,133
Less accumulated depreciation and amortization       (1,636)       (1,672)
Premises and equipment, net                         $ 4,633       $ 4,461


The Company is the lessor under several noncancelable operating leases, primarily for office space, that expire over the next three years. Future minimum lease income under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1998 are as follows:

(In thousands)
Year ending December 31,
1999                                            $118
2000                                              72
2001                                               2
Thereafter                                        --

6.       Loan Servicing Assets

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 1998, 1997, and 1996:

                                               1998             1997              1996
Balance at beginning of year             $1,114,860       $  855,108         $ 586,576
Servicing asset additions                   299,536          430,235           392,733
Amortization of servicing assets           (237,346)        (170,483)         (124,201)
Balance at end of year                   $1,177,050       $1,114,860         $ 855,108


The results of the Company's impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 1998 and 1997.


7.       Reserve Requirements

At December 31, 1998 and 1997, the Federal Reserve Bank required that the Bank maintain an average reserve balance of $1,901,000 and $1,061,000, respectively.


8.       Deposits

A summary of time deposits by maturity as of December 31, 1998 follows:

(In thousands)
Time to maturity:
One year or less                                       $101,576
Over one year through two years                          15,912
Over two years through three years                        1,213
Over three years through four years                         311
Over four years through five years                          540
Over five years                                              61
Total                                                  $119,613

At December 31, 1998, the Company had approximately $2,700,000 in deposits from its directors, executive officers, and principal stockholders and their affiliates.


9.       Other Borrowed Funds

During 1998 and 1997, the Company had available under a line of credit with SunTrust Bank approximately $3,000,000. At December 31, 1998 and 1997, the Company had no borrowings outstanding under this credit line. The line of credit bore interest at prime, less 1%, and matured December 31, 1998. The Company had pledged approximately 40% or 4,000 shares of the Bank's stock as collateral for this line of credit. Upon expiration, the Company chose not to renew the line of credit.

Other borrowed funds at December 31, 1998 and 1997, include retail repurchase agreements totaling $5,987,000 and $2,756,000, respectively. Retail repurchase agreements principally represent overnight borrowings from commercial customers. The weighted-average interest rate on these repurchase agreements was 4.37% and 4.00% at December 31, 1998 and 1997, respectively. The repurchase agreements are collateralized by U.S. Treasury securities with an aggregate carrying value of $5,008,000 and $2,758,000 at December 31, 1998 and 1997, respectively. The maximum amount of outstanding repurchase agreements at any month-end during 1998 and 1997, respectively, was $6,518,000 and $3,447,000. The average amount of outstanding repurchase agreements for 1998 and 1997, respectively, was $4,207,000 and $2,471,000. All securities underlying these repurchase agreements were under the Bank's control.

10.      Federal Home Loan Bank Advances

The Bank has available under a line of credit with the Federal Home Loan Bank of Atlanta approximately $16,000,000. At December 31, 1998 and 1997, the Bank had drawn and outstanding $10,000,000, under this credit line. Such outstanding amounts bore interest at 4.91% and 5.75%, respectively. The Bank has pledged approximately $12,400,000 in U.S. Government securities as collateral for this line of credit. The line of credit is callable on a quarterly basis and matures on January 15, 2003.


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

Future minimum capital lease payments as of December 31, 1998 total approximately $39,000 of which $38,400 is due in 1999 and the remaining balance is due in 2000.


12.      Income Taxes

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1998, 1997 and 1996 consists of:

(In thousands)                          1998             1997             1996
Federal - current                     $1,153           $1,028            $1,092
State - current                           88               85               119
Federal - deferred                       231              176               (31)
State-deferred                            31               30                (6)
Total                                 $1,503           $1,319            $1,174


Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1998, 1997, and 1996 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

(In thousands)                                            1998          1997          1996
Computed "expected" income tax expense                 $ 1,452       $ 1,281       $ 1,150
Increase (decrease) resulting from:
   State income taxes, net of Federal tax benefit           77            76            75
   Amortization of negative goodwill                       (37)          (37)          (37)
   Amortization of goodwill                                 15            --            --
   Meals and entertainment expenses                         14            11            13
   Other                                                   (18)          (12)          (27)
Total                                                  $ 1,503       $ 1,319       $ 1,174

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 and 1997 are presented below::

(In thousands)                                                 1998          1997
Deferred tax assets (liabilities):
   Loans, principally due to allowance for loan losses      $   278       $   183
   Merger costs amortization                                     --            12
   Premises and equipment, principally due to
     differences in depreciation                                 26           (15)
   Accrued liabilities                                           --             5
   Nonaccrual interest                                          102            --
   Other                                                          7            --
   Net Federal and State operating loss carryforwards         4,322         2,432
   Net unrealized holding gains on investment
     securities available for sale                              (13)         (105)
Total deferred tax assets                                     4,722         2,512
Less valuation allowance                                     (2,741)       (2,378)
Deferred tax assets, net of valuation allowance             $ 1,981       $   134

As a result of the CSB acquisition, the valuation allowance increased $363,000 in 1998. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1998.

At December 31, 1998, the Company has net operating loss carryforwards for Federal and state income tax purposes of approximately $11,349,000 and $10,149,000, respectively, which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2008.


13.      Commitments and Contingencies

In August 1995, the Company's Board of Directors entered into agreements with each of the four executive officers of the Bank. The agreements basically provide that in the event of involuntary termination or a change in the executive's position or compensation resulting from a change in the control of the Company due to a merger, consolidation or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive's base salary. These agreements have continuing three-year terms.

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

The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company does not anticipate any material losses as a result of these commitments and conditional obligations. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 1998, the Company had outstanding loan commitments totaling $24,885,000 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 1998, commitments under standby and commercial letters of credit and guarantees aggregated $4,494,000.

The Company has several noncancelable operating leases, primarily for banking offices, that expire over the next five years. One of these leases contains rights to extend the Company's occupancy of the leased space twice, for one additional year each. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 1998, 1997, and 1996 was $547,000, $404,000, and $380,000, respectively. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1998 are:

(In thousands)
Year ending December 31,
1999                                                   $  638
2000                                                      499
2001                                                      127
2002                                                       69
Thereafter                                                  2
Total minimum lease payments                           $1,335


The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.


14.      Stockholders' Equity

The organizers of the Company were issued warrants to purchase one share of common stock for each share purchased by them in connection with the initial public offering of the Company's common stock. Subject to certain limitations, these warrants were exercisable at any time through March 10, 1998, at a per share exercise price of $10. In 1998 and 1997, 293,693 and 70,757 warrants, respectively, were exercised. All unexercised warrants have expired.

On November 4, 1998, the Company announced a stock repurchase plan. Under the plan, the Company announced its intention to repurchase up to 90,000 shares of its outstanding common stock. At December 31, 1998, the Company had repurchased 24,375 shares under the plan. These shares cost a total of $447,000 and are recorded as treasury stock.

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company's Board of Directors. At December 31, 1998, no special stock had been issued.

15.      Employee Benefit Plans

The Company has a Employee Incentive Stock Option Plan (the "Plan"). The exercise price for incentive options issued under the Plan is determined by the Board or Stock Option Committee as of the date the option is granted. The period for the exercise of options shall not exceed the earlier of ten years from the date of grant or expiration of the Plan. The Company had reserved 200,000 shares of common stock for the Plan. As of December 31, 1998, 43,225 options under the Plan have been exercised.

Stock option activity during the years ended December 31, 1998, 1997, and 1996 is as follows:


                                               1998               1997          1996
Options outstanding at beginning of year     52,900             41,225         41,225
Options granted                                   -             22,000              -
Options exercised                           (32,900)           (10,325)             -
Options expired                                   -                  -              -
Options outstanding at end of year           20,000             52,900         41,225
Options exercisable at end of year           20,000             52,900         41,225
Option prices per share:
Options granted during the year             $     -       $10.00-16.75        $     -
Options exercised during the year             10.00              10.00              -
Options outstanding at end of year            16.75        10.00-16.75          10.00

The options outstanding at December 31, 1998 had a weighted-average exercise price of $16.75 and a weighted-average contractual maturity of 5.5 years.

During 1997, the Company granted 2,000 options at an exercise price below market; accordingly, $13,500 was recorded in salaries and employee benefits expense for the year ended December 31, 1997.

The per share weighted-average fair value of stock options granted with an exercise price equal to market and the per share weighted-average fair value of stock options granted with an exercise price below market during 1997 was $5.05 and $8.12, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions: expected life of five years, expected annual dividend rate of 2%, risk-free interest rate of 5.45%, and an expected volatility of 31%. There were no stock options granted during 1998.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income for the years ended December 31, 1998 and 1997 would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amounts)           1998           1997
Net income:
   As reported                                $   2,769      $   2,450
   Pro forma                                      2,769          2,371
Net income per share:
   As reported:
     Basic net income per share               $    1.56      $    1.71
     Diluted net income per share                  1.53           1.50
Pro forma:
     Basic net income per share                    1.56           1.65
     Diluted net income per share                  1.53           1.45


The Company has a savings plan (the "Savings Plan") administered under the provisions of the Internal Revenue Code Section 401(k). During 1998, 1997, and 1996, the Company and Bank made contributions totaling $49,561, $37,292, and $33,354, respectively, to the Savings Plan. The Company computes contributions based on matching of 50% of employee contributions up to 5%.

16.      Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1998 the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

The actual capital amounts and ratios are also presented in the table below:

                                                                                              Minimum to be well
                                                                      Minimum             capitalized under prompt
                                                                    for capital                   corrective
(Dollars in thousands)                        Actual              adequacy purposes           action provisions
                                        Amount      Ratio       Amount          Ratio       Amount        Ratio
As of December 31, 1998:
   Total capital - risk-based
   (to risk-weighted assets):
     Bank                               $17,809      11.4%        $12,455        8.0%       $15,568       10.0%
     Consolidated                        23,602      14.8          12,722        8.0            N/A        N/A
   Tier 1 capital - risk-based
   (to risk-weighted assets):
     Bank                                15,858      10.2           6,227        4.0          9,341        6.0
     Consolidated                        21,651      13.6           6,361        4.0            N/A        N/A
   Tier 1 capital - leverage
   (to average assets):
     Bank                                15,858       7.3           8,643        4.0         10,804        5.0
     Consolidated                        21,651       9.8           8,858        4.0            N/A        N/A

As of December 31, 1997:
   Total capital - risk-based
   (to risk-weighted assets):
     Bank                               $17,017      15.6%         $8,750        8.0%       $10,937       10.0%
     Consolidated                        19,964      17.8           8,976        8.0            N/A        N/A
   Tier 1 capital - risk-based
   (to risk-weighted assets):
     Bank                                15,649      14.3           4,375        4.0          6,562        6.0
     Consolidated                        18,561      16.5           4,488        4.0            N/A        N/A
   Tier 1 capital - leverage
   (to average assets):
     Bank                                15,649       9.6           6,551        4.0          8,189        5.0
     Consolidated                        18,561      11.2           6,653        4.0            N/A        N/A

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

Fair value estimates are based on existing on- and off-balance-sheet financial instruments and other recorded assets and liabilities without attempting to estimate the value of anticipated future business. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

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

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 1998 and 1997 were not material.

Deposits: Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

Federal Home Loan Bank advances: The carrying value of the Federal Home Loan Bank advances, due to their short-term nature, approximates fair value.

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

Obligation under capital lease: The carrying amount of the obligation under capital lease approximates its fair value.

The estimated fair value of the Company's financial instruments as of December 31, 1998 and 1997 are as follows:

                                                   December 31, 1998          December 31, 1997
                                                 Carrying         Fair      Carrying       Fair
(In thousands)                                    Value          Value        Value        Value
Assets:
   Cash and due from banks                       $ 10,559      $ 10,559      $ 8,091      $ 8,091
   Federal funds sold                              10,725        10,725        1,200        1,200
   Interest-bearing deposits in other banks           156           156           69           69
   Investment securities                           94,787        94,787       61,396       61,396
   Other investments                                1,314         1,314        1,566        1,566
   Loans, net                                     131,160       131,923       97,424       97,371
Liabilities:
   Deposits:
     Non-interest-bearing                        $ 48,246      $ 48,246      $35,193      $35,193
     Interest-bearing demand and savings           50,788        50,788       41,029       41,029
     Time deposits                                119,613       119,516       68,573       69,418
   Federal Home Loan Bank advances                 10,000        10,000       10,000       10,000
   Other borrowed funds                             5,987         5,987        2,756        2,756
   Obligation under capital lease                      39            39           81           81


18. Condensed Financial Information of Summit Bank Corporation (Parent Company
Only)

Condensed Balance Sheets

                                                                     December 31,
(In thousands, except share and per share amounts)                1998          1997
Assets
Cash and due from Bank                                        $    947       $   162
Investment in the Bank, at equity                               18,710        16,865
Investment securities available for sale                         2,903           700
Premises and equipment, net                                      2,034         2,089
Other assets                                                        16             9
Total assets                                                  $ 24,610       $19,825

Liabilities and Stockholders' Equity
Accrued liabilities                                           $    105       $    47
Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares
   authorized; 1,815,363 shares issued
   and 1,790,988 shares outstanding in
   1998; 1,488,770 shares issued and outstanding in 1997            18            15
Additional paid-in capital                                      16,178        12,933
Treasury stock, at cost, 24,375 shares                            (447)           --
Accumulated other comprehensive income                              25           172
Retained earnings                                                8,731         6,658
Total stockholders' equity                                      24,505        19,778
Total liabilities and stockholders' equity                    $ 24,610       $19,825

Condensed Statements of Income (Parent Company Only)

                                                                   Years ended December 31,
(In thousands)                                                 1998         1997        1996
Income:
   Interest on investment securities                        $   211       $    3      $   --
   Other income                                                  10            7          --
   Dividend income received from Bank                           690          505         675
   Total income                                                 911          515         675
Operating expenses                                               90           92         122
Income before taxes and equity in
 undistributed net income of Bank                               821          423         553
Income tax (expense) benefit                                    (46)          32          42
Income before equity in undistributed net
 income of Bank                                                 775          455         595
Equity in undistributed net income of Bank                    1,994        1,995       1,613
Net income                                                  $ 2,769       $2,450      $2,208


 Condensed Statements of Cash Flows (Parent Company Only)

                                                                   Years ended December 31,
(In thousands)                                                 1998          1997          1996
Cash flows from operating activities:
   Net income                                               $ 2,769       $ 2,450       $ 2,208
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation                                                72            70            58
     Net gains on sales of investment
       securities available for sale                            (10)           --            --
     Equity in undistributed net income of Bank              (1,994)       (1,995)       (1,613)
     (Increase) decrease in other assets                         (7)           (9)           10
     Increase (decrease) in other liabilities                    58            (5)         (401)
Net cash provided by operating activities                       888           511           262

Cash flows from investing activities:
   Purchases of investment securities
     available for sale                                      (3,699)         (700)           --
   Proceeds from sales of investment
     securities available for sale                            1,508            --            --
   Purchases of premises and equipment                          (17)          (17)         (111)
Net cash used in investing activities                        (2,208)         (717)         (111)

Cash flows from financing activities:
   Dividends paid to shareholders                              (696)         (502)         (437)
   Issuance of common stock upon exercise
     of options and warrants                                  3,248           811            --
   Purchase of treasury stock                                  (447)           --            --
Net cash provided by (used in) financing
 activities                                                   2,105           309          (437)

Net increase (decrease) in cash and
cash equivalents                                                785           103          (286)
Cash and cash equivalents at beginning of year                  162            59           345
Cash and cash equivalents at end of year                    $   947       $   162       $    59
Supplemental disclosures of cash paid during the year:
   Income taxes                                             $ 1,329       $   930       $ 1,407

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 1999 is $3,989,000 plus 1999 net earnings of the Bank. At December 31, 1998, $14,721,000 of the Parent Company's investment in the Bank is restricted as to dividend payments from the Bank to the Parent Company.


19.      Supplemental Financial Data

Components of other non-interest expenses in excess of 1% of total interest and other income for any of the respective years are as follows:

(In thousands)                                                         1998           1997            1996
   Data/item processing                                                $486           $323            $332
   Legal fees                                                           301            181             123
   Marketing and community relations                                    290            228             271
   Telephone                                                            268            233             136
   Postage and courier                                                  268            198             163
   Accounting and other professional                                    218            182             192
   Office supplies                                                      183            147             157
   Other losses                                                          80            161             167


20.      Acquisition

On June 30, 1998, the Company acquired all of the issued and outstanding common stock of California Security Bank ("CSB"), a single-office California state chartered bank located in San Jose, California, for a cash price of $6,217,000, including acquisition costs. The acquisition was recorded by the Company under the purchase method of accounting. Goodwill of approximately $1,697,000 was recorded in connection with the purchase and is being amortized over 20 years on a straight-line basis. Amortization expense of approximately $46,000 was recorded during the year ended December 31, 1998.

The fair values of assets acquired and liabilities assumed were as follows:

(In thousands)
Cash and due from banks                          $  1,845
Federal funds sold                                  3,835
Investment securities available for sale           13,948
Loans, net                                         18,742
Premises and equipment                                 74
Deferred tax assets                                 2,017
Other assets                                          747
Deposits                                          (36,356)
Other liabilities                                    (332)
Fair value of net assets acquired                   4,520
Cash paid to shareholders                           6,000
Acquisition costs                                     217
Total purchase price                                6,217
Cost over fair value of net assets acquired      $  1,697

The net cash paid was $537,000.

The following is pro forma information for the years ended December 31, 1998 and 1997 as if the acquisition had been consummated on January 1, 1998 and 1997, respectively. The pro forma information is not necessarily indicative of the combined financial position or results of operations which would have been realized had the acquisition been consummated as of the dates assumed in the pro forma presentation:

                                                                     Years ended December 31,
                                                                       1998                        1997
(In thousands, except per-share amounts)                       Historic      Pro forma     Historic       Pro forma
Net interest income                                              $9,944        $10,738       $8,005          $9,511
Net income                                                        2,769          2,255        2,450           2,442

Basic net income per share                                         1.56           1.27         1.71            1.70
Diluted net income per share                                       1.53           1.25         1.50            1.50


21.      Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, was adopted by the Company on January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive income which is defined as non-owner related transactions in stockholders' equity. Prior period amounts have been reclassified to reflect the application of the provisions of SFAS No. 130. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 1998, 1997, and 1996.

                                                        Pretax      Tax (Expense)      Net of Tax
(In thousands)                                          Amount         Benefit          Amount
December 31, 1998:
   Net unrealized holding losses on investment
     securities available for sale                      $ (25)          $   9           $ (16)
   Less reclassification adjustment for net
     gains realized in net income                         211             (80)            131
   Other comprehensive income (loss)                    $(236)          $  89           $(147)

December 31, 1997:
   Net unrealized holding gains on investment
     securities available for sale                      $ 295           $(111)          $ 184
   Less reclassification adjustment for net
     gains realized in net income                         162             (61)            101
   Other comprehensive income                           $ 133           $ (50)          $  83

December 31, 1996:
   Net unrealized holding losses on investment
     securities available for sale                      $(272)          $ 102           $(170)
   Less reclassification adjustment for net
     gains realized in net income                         126             (48)             78
   Other comprehensive income (loss)                    $(398)          $ 150           $(248)

Independent Auditors' Report

The Board of Directors and Stockholders
Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.




/s/ KPMG LLP
------------------------

Atlanta, Georgia
January 22, 1999

Corporate and Shareholder Information

Board of Directors
Jack N. Halpern, President, Halpern Enterprises, Inc., Chairman, Summit Bank Corporation
Gerald L. Allison, CEO and Chairman, AJC International, Inc., Vice Chairman, Summit Bank Corporation
David Yu, President and CEO, Summit Bank Corporation; Chairman, The Summit National Bank
James S. Lai, Professor, Georgia Institute of Technology; Owner, Pavtec Engineering Technology, Inc.,
Vice Chairman, The Summit National Bank
Pin Pin Chau, President and CEO, The Summit National Bank; Executive Vice President, Summit Bank Corporation
Aaron I. Alembik, Retired, Alembik and Alembik
Peter M. Cohen, President, Trident Corporate Services, Inc.
Paul C. Y. Chu, Chairman, Novax Group
Jose I. Gonzalez, President, PanAmerican Logistics, LLC
Donald R. Harkleroad, Partner, Harkleroad & Hermance, P.C.
Daniel T. Huang, President, Polyarn Corporation
Shafik H. Ladha, President, Ladha International, Inc.
Sion Nyen Lai, President, Fulton Beverage Center, Inc.
Shih Chien Lo, President, Lo Brothers Associates
Nack Paek, President, Government Loan Service Corp., Inc.
Carl L. Patrick, Jr., Director, Carmike Cinemas, Inc.
Cecil M. Phillips, Managing Partner, Place Collegiate Properties, L.P.
W. Clayton Sparrow, Jr., Partner, McCullough Sherrill, LLP
Howard H. L. Tai, Private Investor
P. Carl Unger, Ph.D.,  President, Boxtree Farm Enterprises

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

Shareholder Information

Transfer Agent
SunTrust Bank, Corporate Trust Department, 58 Edgewood Avenue, Room 225, Annex Building, Atlanta, Georgia 30303

Annual Meeting
The Annual Meeting of Stockholders will be held Saturday at 10:00 a.m., May 1, 1999 at the Atlanta Marriott Perimeter Center, 246 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346.

Form 10-K
The Company's Annual Report on Form 10-K for the year ended December 31, 1998, is available without charge to stockholders upon request. Write or call Gary K. McClung, Executive Vice President, 4360 Chamblee Dunwoody Road, Atlanta, Georgia 30341, (770) 454-0400.