Form 10-K, Exhibit 13
period 1999-12-31
SUMMIT BANK CORP
filed 2000-03-30
CIK 820067

                                                                    EXHIBIT 13.1

SUMMIT BANK CORPORATION
SUMMIT MEANS BUSINESS
1999 ANNUAL REPORT
COMPANY PROFILE

Summit Bank Corporation is an Atlanta-based holding company. Its wholly-owned subsidiary, The Summit National Bank, is a full service bank specializing in commercial banking and international trade finance for small and medium sized businesses. Summit serves a wide range of customers through its six branches in metropolitan Atlanta, Georgia and San Jose, California, and is the leading commercial bank in several ethnic communities within those cities.

Summit Bank Corporation lists its common stock on the The Nasdaq Stock Market under the trading symbol "SBGA."

SELECTED FINANCIAL DATA
As of December 31,

(Dollars in thousands, except per share data)                          1999         1998         199          1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Total assets                                                        $  281,268   $  263,161   $  180,296   $  154,248   $  130,076
Loans                                                                  167,719      133,496       98,892       85,808       78,177
Deposits                                                               232,941      218,647      144,795      132,899      109,816
Stockholders' equity                                                    22,786       24,505       19,778       16,936       15,413


                                                                                         Year Ended December 31,
                                                                        1999         1998         1997        1996        1995
----------------------------------------------------------------------------------------------------------------------------------

Statement of Income Data
Net interest income                                                 $   12,002   $    9,944   $    8,005   $    6,836   $    6,031

Provision for loan losses                                                  899          455          540          404          397
Non-interest income                                                      3,326        3,575        3,460        3,361        3,311
Non-interest expenses                                                   10,215        8,792        7,156        6,411        5,802
Net income                                                          $    2,725   $    2,769   $    2,450   $    2,208   $    2,101

Per Share Data
Book value per share at year end                                    $    13.76   $    13.68   $    13.28   $    12.03   $    10.95
Basic earnings per share                                                  1.59         1.56         1.71         1.57         1.49
Diluted earnings per share                                                1.59         1.53         1.50         1.43         1.49
Weighted-average shares outstanding--basic                           1,713,318    1,773,010    1,436,023    1,407,688    1,407,688
Weighted-average shares outstanding--diluted                         1,713,318    1,804,828    1,632,586    1,546,332    1,414,670
Dividends declared                                                  $      .52   $      .39   $      .35   $      .31   $      .28

Ratios
Return on average assets                                                  1.04%        1.24%        1.47%        1.59%        1.74%
Return on average equity                                                 11.60%       11.89%       13.36%       13.80%       15.09%
Net interest margin                                                       5.07%        4.90%        5.26%        5.44%        5.50%
Non-performing assets/total loans and other real estate                    .77%        2.70%        1.80%        1.07%          .1%


Graphs ><Total Assets in thousands> <Net Income in thousands> <Book Value/Share>

       Our expertise in commercial banking and international trade finance has enabled us to further solidify our position in both Atlanta and San Jose.
                               TO OUR SHAREHOLDERS

         SEVERAL ACHIEVEMENTS DURING THE LAST YEAR HAVE POSITIONED SUMMIT FOR AN EVEN STRONGER FUTURE. Our focus on improving the asset mix was realized through exceptional loan growth of 26%. This increase in loans required additional provisions for loan losses which contributed to a slight decline in net income for 1999. We funded the loan growth by reducing our lower-yielding securities and by increasing our non-interest bearing deposits. The result has been a continually increasing net interest margin, which should continue to produce increased interest income in the months and years to come.

         The Company completed the repurchase of 160,000 shares of outstanding common stock during the last 14 months, thus improving earnings per share for the remaining shareholders. Through the concentrated efforts of our branch network, Summit continued to expand its deposit customer base, resulting in increases in every deposit category over the last year. Our commitment to quality customer service providing a seamless passage into the new millennium was evidenced by the absence of computer related problems. Summit was again recognized in 1999 as one of the top SBA lenders in Georgia, a prominent position that we have held for the last eight years. The San Jose office, catering to a vibrant small business market, also played a crucial role in our 1999 loan growth.

         Net income for 1999 was $2,725,000 compared to $2,769,000 in 1998.
Earnings per share increased to $1.59, from $1.53 in 1998, due to there being fewer outstanding common shares. Our board also voted to increase dividends per share in 1999, to $.18 cents per quarter, the highest in the Company's history.

         Our expertise in commercial banking and international trade finance has enabled us to further solidify our position in both Atlanta and San Jose. Our longstanding commitment to "serving the under-served" continues to be a source of strength, as we are a leading commercial bank in our chosen niches within these two cities. A large segment of our customer base is from the Chinese, Korean, Vietnamese and Spanish-speaking communities. We take pride in our ability to understand and address the particular needs of these customers with such services as our multi-lingual staff and our tri-lingual ATMs and 24-Hour telephone banking system.

         Summit expanded its array of products and services during 1999 by entering into a partnership with LPL, Inc., that has given us the ability to offer investment products and financial planning services to small business owners. Also, we continued to expand our Latin American Banking initiative, which expands the reach of our ethnic community marketing efforts.

         Additionally, our office in San Jose, acquired in June 1998, became fully integrated into the Summit branch system during 1999, and experienced a sharp increase in loan portfolio growth. Indeed, San Jose accounted for more than 25% of Summit's total loan growth in 1999. We are pleased by these results and believe it confirms that our entry into the rapidly growing San Jose market is consistent with our strategy of successfully positioning ourselves in high-growth communities.

         These and other accomplishments have not recently been reflected in the price of the company's common stock, which slipped during late 1999 and early 2000. We attribute much of that decline to a market-wide phenomenon, i.e. the diversion of investment money away from "brick and mortar" companies and into Internet-oriented stocks. This is, in our view, a short-term market phenomenon. Based on our commitment to sound banking principles and business strategies, we believe that 2000 should again be a year of strong asset and loan growth for Summit and also the year that our Company will return to its longstanding stellar earnings performance.

Sincerely,



Pin Pin Chau  Chief Executive Officer



Jack N. Halpern  Chairman

PICTURES       EXECUTIVE MANAGEMENT TEAM     David Yu  Pin Pin Chau  Alec Dudley

    Gary McClung
MEET THE PEOPLE WHO MAKE IT HAPPEN.
Mergers. Consolidations. Streamlining. Computerization. All have combined to make a handful of mega-banks veritable supermarkets of goods and services that are broad enough to appeal to the masses of customers, literally from sea to shining sea. And that's fine for a customer if all that's needed is a checking account and an ATM card and maybe a certificate of deposit. But what if a new international expansion is bearing fruit, and the business owner is unfamiliar with the process for obtaining pre-export financing? What if a family business owner needs a Small Business Administration (SBA) loan, but barely speaks English? The modern mega-banker may not be equipped to serve these out-of-the-ordinary situations, or give a business customer the hands-on care they desire.




IF SOME OF THESE MEGA-BANK APPROACHES ARE "MODERN" AS WE ENTER A NEW CENTURY AND MILLENNIUM, THEN SUMMIT BANK IS PROUDLY OLD FASHIONED. Certainly, we've embraced the technological innovations that give our customers efficient, safe cash management services or the remote access funds transfer capabilities of BankTouch, our 24-Hour telephone banking system. Since our inception, Summit has focused on delivering customers personalized service suited to their individual requirements.

SUMMIT'S EMPHASIS ON PERSONAL BANKING STARTS AT THE TOP. The company's loan management reviews every loan request, and works directly with loan officers and their clients in assessing their business and determining the most appropriate solution for their circumstances. There are no computerized loan scoring systems at Summit. Just people helping people.




INDEED, ACCORDING TO SURVEYS CONDUCTED FOR SUMMIT, MORE THAN 80% OF SUMMIT CUSTOMERS HAVE CHOSEN THE BANK BECAUSE OF THE QUALITY AND CORDIALITY OF ITS EMPLOYEES. And most customers come to Summit through a reference from an existing satisfied customer, be it friend, colleague or family member.

"We are keenly aware that our success is directly related to the one-on-one personalized approach we employ," explains Pin Pin Chau, Chief Executive Officer of Summit Bank Corporation. "This is a people oriented business and responding to a customer's specific need is paramount."

That's a mindset that permeates every corner of every department and branch at Summit, from the Asian Banking Center in Chamblee, Georgia to the full-service branch in San Jose, California, to the Private Banking unit at our Vinings branch in Atlanta, Georgia. Employees are friendly, courteous and knowledgeable. WE ARE EXPERTS IN BUSINESS BANKING, BECAUSE WE TAKE THE TIME TO UNDERSTAND OUR CUSTOMERS AND THEIR BUSINESSES.

Summit's mission is to reach out to the under-served communities, and to deliver a complete range of commercial banking services. Those communities include ethnic neighborhoods in Atlanta and San Jose, small companies seeking to expand into competitive international markets and mid-sized businesses that have outgrown community banks but are too small to draw the attention of the conglomerates. And our track record, especially our steady deposit and loan portfolio growth--speaks volumes about the Summit approach to banking.

Still, a warm smile and a caring manner alone won't keep customers happy. Summit's employees are experienced, highly trained professionals who bring expertise in such areas as international trade finance, federal lending programs, cash management and real estate loans. And since many of our customers are newcomers to the United States, many of our employees are multi-lingual. Conversations in Korean, Chinese, Vietnamese or Spanish are almost as frequent at Summit as chats in English. Our track record, especially our steady deposit and loan portfolio growth--speaks volumes about the Summit approach to banking.

SUMMIT MEANS BUSINESS.

Nothing makes us happier than a happy customer with a growing business.

WE WANT YOUR BUSINESS TO GROW.

From the corner grocery to a multi-national corporation, businesses today must anticipate and respond to the whims of the marketplace, governmental mandates and ever-heightening competition. Delays or breakdowns in order fulfillment, cash flow, funds transfers or product launches can mean the difference between success and failure in today's instant information age.




SUMMIT PARTNERS WITH ITS CUSTOMERS TO GIVE THEM THE FINANCIAL TOOLS NEEDED TO EFFICIENTLY RUN THEIR BUSINESSES. Given the time and resource constraints of many entrepreneurs and small business managers, Summit is increasingly called on to provide a "one-stop shopping" approach for their banking and investment needs. The more we can do for the customer, the more time they have to get the job done.

At the core of any customer's business banking relationship are checking and savings accounts, and Summit offers a complete array of both regular and interest bearing options. Our experienced branch employees are proficient in analyzing a customer's particular needs, and helping them choose the accounts that are best suited for their situation.

Customers with businesses that generate high volumes of cash also rely on Summit to efficiently manage those accounts. That process is highly refined at Summit, beginning with a cheerful team of efficient tellers who accept the deposits and a highly computerized back-office process that ensures adequate funds are available to cover the customer's immediate needs; the remainder is invested in interest-bearing overnight sweep accounts that maximize earning power.

Busy business managers don't have time to shop all over town for their consumer banking needs either. And they don't have to at Summit, where a suite of highly competitive consumer checking, savings and investment options are available. The recent addition of investment products and financial planning services, through our partnership with LPL, Inc., gives Summit clients even greater flexibility to manage their personal and business portfolios.

Thanks to the Internet and the globalization of economies, the world is getting smaller by the minute. But international opportunities for small businesses can result in big problems or big rewards, depending on the level of resources at the manager's fingertips. At Summit, we don't expect our clients to be experts in trade finance, international letters of credit or loan guaranty programs offered by the US government. That's our job.




SUMMIT'S PARTNERSHIP WITH ITS CUSTOMERS EXTENDS ACROSS US BORDERS. We maintain correspondent banking relationships with more than 200 institutions in Asia, Europe and Latin America. Our customers can rely on us for pre-shipment advances, letters of credit, currency exchange contracts and documentary collections, among other services. We also navigate the intricacies of federal programs available through the Export-Import Bank of the United States and other agencies.

Just as foreign trade can literally be foreign to many US businesses, so can the US culture and marketplace be foreign territory for many immigrants seeking to realize the American dream. At Summit, we've made a special commitment to serving Chinese, Korean, Vietnamese, Spanish-speaking and other ethnic groups with multi-lingual employees who speak over 12 different languages and maintain a culturally sensitive approach to banking.




STILL, THE BACKBONE OF BUSINESS BANKING IS DEPLOYING ASSETS THAT WILL ENABLE OUR CUSTOMERS TO EXPAND THEIR BUSINESSES. We ensure that working capital is available with construction, real estate and SBA loans. We walk our customers through the lending process, which can be a maze of confusion at larger banks. The result is a streamlined, personalized lending process that has enabled Summit to grow its quality loan portfolio while simultaneously meeting the needs of its customers. SUMMIT MEANS BUSINESS.

WE'RE A FULL SERVICE BANK.

SUMMIT'S BUSINESS IS BUSINESS BANKING.

Our suite of products and services--a mix of traditional and technologically enhanced offerings--give customers the breadth, variety, efficiency and reliability their businesses demands.



INTERNATIONAL BANKING SERVICES

Collections
Letters of Credit
Wire Transfer



INTERNATIONAL LENDING SERVICES
Export Financing
Import Financing
Pre-Export Financing (guaranteed by federal programs, including the Export-Import Bank and the Small Business Administration)



DOMESTIC LENDING SERVICES
Commercial Loans
Construction Loans
Real Estate Loans
Small Business Administration (SBA) Loans
Working Capital Lines of Credit



BUSINESS DEPOSIT ACCOUNTS
Commercial Checking
Commercial Money Market
Commercial Savings
Small Business Checking
Simplified Employee Pension Plan (SEP)

CASH MANAGEMENT
Automated Reconcilement
Overnight Sweep Investments
PC Banking



PERSONAL BANKING
Checking
Savings
Certificates of Deposit
Premium Installment Savings Account (PISA)
Individual Retirement Account (IRA)
Consumer Lending



OTHER SERVICES
Private Banking
Investment Products and Financial Planning
Merchant Services
Credit Cards
BankTouch--Tri-lingual 24-Hour Telephone Banking
24-Hour ATM

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Overview for 1999

Summit Bank Corporation (the "Company" or "Summit") reported net income of $2,725,000 in 1999 representing a slight decline from the prior year of 2%. Management attributes this decrease in net earnings to additional provision for loan losses associated with strong loan growth during the year. Total loans grew to $168 million from $133 million at December 31, 1998, a 26% increase. Much of the focus of the Company during 1999 was on repositioning the balance sheet to improve the yield on earning assets. Considerable progress was made toward this goal with growth in loans, aided by the strong economic conditions in the Atlanta area as well as in San Jose. Loan growth was partially funded by liquidations in lower yielding securities held in the investment portfolio. Investment securities decreased to $70 million from $96 million at the end of last year. The Company's average earning assets grew 17% in 1999, while the net interest margin improved to 5.07% from 4.90% at the end of 1998. During 1999, Summit's average total assets increased $39 million to $261 million compared to $222 million in 1998.

Diluted net income per share for 1999 increased to $1.59 from $1.53 in 1998, an improvement of 4%. Diluted net income per share in 1997 was $1.50. In November 1998, the Company announced a stock repurchase plan to acquire up to 90,000 shares, or approximately 5% of its common stock outstanding. Through December 31, 1998, the Company had purchased 24,375 shares under this plan. The Company purchased the remaining 65,265 shares during early 1999. In May 1999, Summit announced a plan to repurchase an additional 70,000 shares of its common stock, which was accomplished by October 1999. The increase in the net income per share was due to the reduced number of shares issued and outstanding. The weighted-average shares and potential common shares outstanding were 1,713,318, 1,804,828, and 1,632,586 in 1999, 1998, and 1997, respectively.

The Company's return on average assets was 1.0% in 1999 as compared to 1.2% for the previous year. The decline is attributable to the high growth rate in total assets, which outpaced the growth in 1999 earnings. By comparison, according to the Uniform Bank Performance Report as of September 30, 1999, the Bank's peer group, i.e., commercial banks with assets between $100 million and $300 million and three or more branches in a metropolitan area, posted a return of 1.1% of average assets. For the past five years, the Company has posted returns on average assets of 1.0% or better. Despite strong net earnings, Summit's return on average equity declined slightly to 11.6% in 1999 from 11.9% in 1998 as a result of increased equity from retained earnings.

The Company's common stock is listed on the Nasdaq National Market under the trading symbol of "SBGA." The following table sets forth: (1) the high and low sales price for the common stock as reported by Nasdaq; and (2) the amount of the quarterly dividends declared on the common stock during the periods indicated.

                              Sales Price    Cash Dividend
Calendar Period              High      Low      Declared

1998
--------------------------------------------------------------------------------
First Quarter              $ 25.50  $ 18.75       $.09
Second Quarter               25.88    19.75        .10
Third Quarter                21.75    16.75        .10
Fourth Quarter               20.00    16.00        .10

1999
--------------------------------------------------------------------------------
First Quarter              $ 19.00  $ 14.75       $.10
Second Quarter               17.38    14.31        .12
Third Quarter                17.44    14.31        .12
Fourth Quarter               16.50    11.00        .18

The Company is a legal entity separate and distinct from The Summit National Bank (the "Bank"), its banking subsidiary, and its revenues depend primarily on the payment of dividends from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 2000 is $3,870,000 plus 2000 net earnings of the Bank. At December 31, 1999, $17,457,000 of the Company's investment in the Bank is restricted as to dividend payments from the Bank to the Company. In 1999, the Company's cash dividend to shareholders was $.52 per share, an increase of 33% over 1998 dividends of $.39 per share.

The Company has three brokerage firms that make a market in its stock. Liquidity in the Company's stock softened during 1999 despite consistent earnings and asset growth. During 1999, 798,700 shares of the Company traded on the open market. At December 31, 1999, the most recent trade of the Company's stock was $11.75 per share, compared to $16.50 per share at year-end 1998.

Total assets reported by the Company at December 31, 1999 were $281 million compared to $263 million at the prior year-end, reflecting an increase of 7%. Asset growth is primarily attributable to strong loan growth. The San Jose office contributed approximately $8 million, or 23%, of the new loan growth. The majority of the Company's loan growth was centered in commercial loans. New SBA loans generated in 1999 totaled $15 million, of which the Bank subsequently sold $6.6 million of the guaranteed portions in the secondary markets. Cash and cash equivalents were higher than normal, at $17 million and $14 million, respectively, exceeding the prior year-end balance by nearly $10 million, in preparation for possible year-end contingency needs of Bank customers. Excess cash reserves were returned to the Federal Reserve Bank in January 2000. Deposits grew a total of $14 million, or 7% during 1999. While certificates of deposits increased by $6 million, or 5%, non-interest-bearing demand deposits also increased by $6 million. This growth rate for non-interest-bearing deposits, 12%, was a contributing factor to the improvement in the net interest margin to 5.07% at December 31, 1999 from 4.90% at December 31, 1998. Non-interest-bearing deposits accounted for 23% of the Bank's deposit base at the end of the year. The Bank has been very successful in marketing the overnight sweep account product to small businesses as evidenced by the total invested in these accounts at year-end of $11.4 million compared to $6 million at December 31, 1998. These accounts pay tiered rates that averaged about 4% last year.

Net interest income increased $2.1 million to $12 million in 1999, a growth of 21%. The net interest margin for 1999, at 5.07%, compared favorably to the peer group average of 4.77%. While the average balance of interest-bearing deposits increased $23 million during 1999, average interest-earning assets grew $34 million, which also helped improve the interest margin. The mix of earning assets resulting from the shift of funds into loans from lower-yielding investment securities also contributed to the interest margin improvement. The provision for loan losses increased to $899,000 in 1999 from $455,000 in 1998, primarily due to the strong loan growth in 1999. Non-interest income of $3.3 million decreased 7% in 1999 as the Company recognized net losses on sales of certain investment securities in 1999 versus net gains taken during the prior year. The losses were the result of declining market values, in a rising rate environment, of the long-term fixed-rate securities that were sold. Gains recognized on sales of SBA loans were also lower than the previous year because of a softening of prices in the secondary market.

Year to year comparisons of service charge and overdraft income as well as all non-interest expenses were influenced by the San Jose office acquisition which took place on June 30, 1998. For the year ended December 31, 1999, non-interest expenses totaled $10.2 million, an increase of 16% over the 1998 total of $8.8 million. Personnel expenses accounted for $400,000 of the increase, while occupancy costs and other general operating expenses represented another $130,000 and $970,000 of the increase, respectively. In addition to increases due to the California acquisition, the Company incurred $75,000 for expenses related to the Year 2000 readiness project during 1999. The Company's operating efficiency ratio (operating expenses as a percentage of net interest income and non-interest income) increased in 1999 compared to past years as a result of the California acquisition as well as higher legal fees and operating losses. The operating efficiency ratio in 1999, 1998, and 1997 was 67%, 65%, and 62%, respectively.

Fourth Quarter 1999 Results
Net income for the fourth quarter of 1999 was $805,000, a 1% increase over income of $795,000 for the same period in 1998. The increase was due in part to higher net interest income, which was $3.3 million in the fourth quarter of 1999 compared to $2.8 million in the same period of 1998. This increase was partially offset by a much higher loan loss provision, up $265,000 over fourth quarter 1998. Comparing fourth quarter 1998 and 1999, the increase in net interest income was due to the mix of higher average earning assets resulting from the movement from investment securities to loans in 1999. The large increase in net interest income was also offset by higher non-interest expenses, which were $2.8 million and $2.5 million for the quarters ended December 31, 1999 and 1998, respectively. The Bank also incurred a fraud loss of $320,000 during December 1999 resulting from a check-kiting scheme involving a Summit customer. Exclusive of this loss, non-interest expenses for the fourth quarter would have been flat compared to the fourth quarter of last year. Basic and diluted net earnings per share for the fourth quarter were $.48 and $.44 per share for 1999 and 1998, respectively. The increase was primarily due to the repurchase of outstanding shares of common stock during 1999. The Company increased its quarterly dividend in fourth quarter 1999 to $.18 per share, an 80% increase over the dividend paid in fourth quarter 1998.

Bank Acquisition
On June 30, 1998, Summit completed the acquisition of California Security Bank ("CSB") located in San Jose, Santa Clara County, California. Management believes this acquisition provides Summit an entrance into a vibrant market sharing demographics very similar to the Atlanta market which the Company has served for eleven years. The similarities include: (1) strong Small Business Administration loan opportunities (Summit has been a leading SBA lender in Georgia for the last eight years; Santa Clara County, California is the leading county in the Northern California SBA region), (2) opportunities to provide banking services to various ethnic groups (Summit has long-served Atlanta's Chinese-, Korean-, and German-American populations and began a Latin-American banking unit in 1998; the San Jose branch is located in a market highly populated with Vietnamese and Latin American individuals), and (3) strong international trade finance activities (another stronghold Summit has established in Atlanta during the last eleven years; San Jose has been recognized as the leading export city in the United States fueled largely by the Silicon Valley business activities).

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

Net interest income increased $2.1 million, or 21%, to $12 million in 1999 compared to 1998. Average interest-earning assets increased 17%, or $34 million, which helped offset the decline in the yield due to falling interest rates for loans and investment products during 1999. Average loan balances represented a large portion of the increase in average interest-earning assets, increasing $36 million in 1999, while average investment securities volumes declined $440,000. Average interest-bearing liabilities increased 17%, or $26 million, in 1999, the largest contributor to this volume increase being average time deposits, which grew $20 million. Volume increases in interest-bearing deposits were partially offset by the rate declines.

Net interest income for 1998 increased $1.9 million, or 24%, to $10 million compared to 1997. The net interest margin for 1998 declined to 4.90% compared to 5.26% in 1997. Average interest-earning assets increased 33%, or $51 million, helping to offset the decline in the yield due to a falling interest rate environment during 1998. Average investment security balances represented a large portion of the increase in average interest-earning assets, increasing $25 million in 1998, while average loan volumes grew $22 million. Average interest-bearing liabilities increased 35%, or $41 million, in 1998, with other time deposits and Federal Home Loan Bank advances increasing $31 million and $4 million, respectively.

The following table sets forth information with respect to the average balances, interest income, and average yield by major categories of assets; the average balances, interest expense, and average rate by major categories of liabilities; the average balances of non-interest-earning assets, non-interest-bearing liabilities, and stockholders' equity; and net interest income, interest rate spread, and net interest margin for the years ended December 31, 1999 and 1998.

Average Balance Sheet Data
(Dollars in thousands)                                                    1999                            1998
--------------------------------------------------------------------------------------------------------------------------
                                                               Average    Income/   Yields/    Average   Income/   Yields/
                                                              Balances    Expense    Rates    Balances   Expense    Rates
--------------------------------------------------------------------------------------------------------------------------
Assets
Interest-earning assets:
  Loans(1)                                                    $150,755    $14,859      9.86%  $114,986  $11,932      10.38%
  Investment securities                                         77,098      4,431      5.75%    77,540    4,758       6.14%
  Federal funds sold                                             8,779        442      5.03%    10,340      550       5.32%
  Interest-bearing deposits in other banks                         208         12      5.77%       214       13       6.07%
Total interest-earning assets                                  236,840     19,744      8.34%   203,080   17,253       8.50%
--------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets:
  Cash and due from banks                                       13,258                           9,436
  Premises and equipment, net                                    4,541                           4,520
  Allowance for loan losses                                     (2,393)                         (2,264)
  Other assets                                                   9,251                           7,700
Total non-interest-earning assets                               24,657                          19,392
Total assets                                                  $261,497                        $222,472
--------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
  NOW accounts                                                $ 14,700     $  206      1.40%  $ 11,463   $  198       1.73%
  Money market accounts                                         26,247        748      2.85%    27,326      950       3.48%
  Savings deposits                                               8,925        212      2.38%     7,542      238       3.16%
  Other time deposits                                          115,230      5,749      4.99%    95,615    5,229       5.47%
Total interest-bearing deposits                                165,102      6,915      4.12%   141,946    6,615       4.66%
--------------------------------------------------------------------------------------------------------------------------
Other interest-bearing liabilities:
  Federal funds purchased                                          184          8      4.35%        42        3       7.14%
  Federal Home Loan Bank advances                                9,553        504      5.28%    10,000      501       5.01%
  Short-term borrowings and obligations under capital lease      7,561        316      4.18%     4,271      190       4.45%
Total interest-bearing liabilities                             182,400      7,743      4.25%   156,259    7,309       4.68%
--------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities
  and stockholders' equity:
  Demand deposits                                               51,757                          39,297
  Other liabilities                                              3,850                           3,618
  Stockholders' equity                                          23,490                          23,298
Total non-interest-bearing liabilities and stockholders'
  equity                                                        79,097                          66,213
Total liabilities and stockholders' equity                    $261,497                        $222,472
--------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                                                   4.09%                          3.82%
Net interest income                                                       $12,001                       $ 9,944
Net interest margin(2)                                                                 5.07%                          4.90%
--------------------------------------------------------------------------------------------------------------------------

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $929,000 in 1999 and $872,000 in 1998.
(2) Net interest margin is net interest income divided by average total interest-earning assets.

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

     1999 Compared with 1998(1)1998 Compared with 1997(1)

(In thousands)                                                   Due to Changes in                 Due to Changes in
-----------------------------------------------------------------------------------------------------------------------
                                                                                  Net                              Net
                                                          Average    Average   Increase      Average   Average  Increase
Interest income                                           Volume      Rate    (Decrease)     Volume     Rate   (Decrease)
-----------------------------------------------------------------------------------------------------------------------
Loans                                                     $3,476     $(590)     $2,886       $2,280    $  (8)    $2,272
Investment securities                                       (131)     (307)       (438)       1,509     (215)     1,294
Federal funds sold                                           (80)      (28)       (108)         208       (3)       205
Interest-bearing deposits in other banks                      --        (1)         (1)           7       --          7
-----------------------------------------------------------------------------------------------------------------------
Total interest income                                      3,265      (926)      2,339        4,004     (226)     3,778

Interest expense
-----------------------------------------------------------------------------------------------------------------------
NOW accounts                                                  24       (16)          8           36      (18)        18
Money market accounts                                        (36)     (156)       (192)          83      (88)        (5)
Savings deposits                                              75      (101)        (26)          34      (10)        24
Other time deposits                                          908      (388)        520        1,667      (71)     1,596
Federal funds purchased                                        6        (1)          5          (20)       2        (18)
Federal Home Loan Bank advances                              (16)       19           3          191      (40)       151
Short-term borrowings and obligations under capital lease    131       (16)        115           75       (2)        73
Total interest expense                                     1,092      (659)        433        2,066     (227)     1,839
Change in net interest income                             $2,173     $(267)     $1,906       $1,938    $  (1)    $1,939
-----------------------------------------------------------------------------------------------------------------------

(1)The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.

Non-interest Income
The following table presents the principal components of non-interest income for the years ended December 31, 1999, 1998, and 1997.

(In thousands)                                 1999        1998       1997
--------------------------------------------------------------------------------
Fees for international banking services     $ 1,264      $1,172     $1,210
Overdraft charges                               652         571        426
Service charge income                           505         352        272
Other                                           502         531        396
Gains on sales of loans                         271         463        616
SBA servicing fees                              259         275        378
Net (losses) gains on sales
  of investment securities                     (127)        211        162
Total non-interest income                   $ 3,326      $3,575     $3,460
--------------------------------------------------------------------------------

Non-interest income decreased $249,000 in 1999 to $3.3 million compared to $3.6 million in 1998. The decrease was due primarily to net losses recognized on sales of investment securities in 1999 of $127,000, versus net gains of $211,000 realized in the prior year. Exclusive of the investment gains/losses, non-interest income increased 10% in 1999 over 1998. Service charges on deposit accounts and overdraft charges were up 14% and 43%, respectively, over 1998 for a combined total of $1.2 million, due in part to the full-year impact of the San Jose office, as well as the strong growth in demand deposit volumes this year. Average demand deposit balances grew $12 million in 1999. Other non-interest income was down slightly since 1998 income included recoveries of pre-acquisition losses recognized by California Security Bank. International fee income increased to $1.3 million for 1999 compared to $1.2 million for 1998. The growth in the international department from business development during 1999 was due to increased import and export transaction volumes and slightly higher fees on these transactions compared to prior years. Summit's fees from international operations are generated solely from import and export transactions as the Company does not provide loans to any non-US resident companies.

SBA loan sales produced gains of $271,000 for 1999 compared to $463,000 in the prior year due to lower premiums on sales in the secondary market. During 1999, the Company originated $15.3 million of new SBA loans compared to $15.2 million in 1998. Total guaranteed amounts sold for the comparable years were $6.6 million and $6.3 million in 1999 and 1998, respectively. The Company has been recognized by SBA as the most active lending institution in the state of Georgia for six of the last eight years. The Company's loan servicing portfolio for third parties was $57 million at year-end 1999, compared to $59 million at year-end 1998. This portfolio provided fee income of $259,000 in 1999 and $275,000 in 1998.

Total non-interest income increased $115,000 to $3.6 million during 1998 as compared to 1997 due primarily to increases in service charges on deposit accounts, including overdraft fees, and other non-interest income. Service charges on deposit accounts and overdraft fees were up 29% and 34%, respectively, over 1997 as a result of higher demand deposit volume due in part to the California Security Bank acquisition and branch marketing efforts. International fee income also rose to a new level of more than $1.2 million in 1998, a 14% increase over 1997. Gains on sales of SBA loans were $463,000 for 1998 compared to $616,000 in 1997 due to lower premiums on sales in the secondary market despite the sales of approximately the same amount of loans in each year.

Non-interest Expenses
The following table presents the principal components of non-interest expenses for the years ended December 31, 1999, 1998, and 1997.

(In thousands)                      1999     1998    1997
--------------------------------------------------------------------------------
Salaries and employee benefits    $ 4,718   $4,309  $3,649
Net occupancy                         794      668     516
Accounting, legal, and
  other professional                  789      519     363
Equipment                             710      791     584
Data/item processing                  660      486     323
Other losses                          464       80     161
Telephone                             321      268     233
Postage and courier                   273      268     198
Marketing and community relations     266      290     228
Office supplies                       192      183     147
Insurance                             113       96      96
Travel                                103      115      73
Property and business taxes           103       91     167
Directors fees                         99       96      83
Goodwill amortization                  86       45      --
Dues and memberships                   64       66      45
Other operating expenses              460      421     290
Total non-interest expenses       $10,215   $8,792  $7,156
--------------------------------------------------------------------------------

Non-interest expenses grew $1.4 million, or 16%, in 1999 primarily due to the full-year impact of the San Jose office acquired on June 30, 1998. Salaries and employee benefits increased $409,000 in 1999 to $4.7 million compared to the prior year, largely for this same reason. However, the year-end full-time equivalent staff actually declined to 101 from the December 31, 1998 total of 107, due to vacancies. Legal fees, the largest portion of the accounting, legal and professional total, exceeded the prior year costs by $200,000 for a total in 1999 of $505,000. This increase corresponds directly to the increased non-performing loans, which peaked in the early part of the year. Considerable efforts were made to reduce the non-performing loans through collections and work-out plans with very favorable results, albeit with increased legal fees. Increases in occupancy costs, up $126,000, were due to the lease costs of the new office in San Jose.

Costs incurred during 1999 for the Year 2000 compliance project were $75,000, which are included in equipment costs. Since costs incurred for this project in 1998 were $144,000, total equipment costs declined in 1999. No additional costs are anticipated in 2000 for the Year 2000 computer date issue as all systems are currently functioning properly. Data processing expenses increased $174,000 over 1998 expenses, also largely due to the addition of the San Jose office in mid-1998.

In addition to the new office operations, 4% of the increase in non-interest expenses was caused by a single occurrence of fraud in fourth quarter 1999 resulting in a loss of $320,000. The loss resulted from a check-kiting scheme involving a Summit customer. Legal efforts are underway to prosecute the individual involved. Recovery amounts are undeterminable at this time. Total operating losses during 1999 were $464,000, compared to $80,000 during the prior year.

The operating efficiency ratio of the Bank moved up unfavorably to 66.6% for the current year compared to 65.5% for 1998, primarily due to increased overhead expenses. The previously mentioned fraud loss represented a 2% impact to the efficiency ratio. Without this loss, the efficiency ratio would have declined to 64.6%. The Bank's peer group showed an operating efficiency ratio for the nine months ended September 30, 1999 of 63.4%.

Non-interest expenses increased $1.6 million, or 23%, in 1998 compared to 1997, primarily due to the mid-year acquisition of California Security Bank. Much of the increases in staffing costs, occupancy expenses and data processing expenses were related to the new San Jose office. Additionally, Year 2000 costs and legal fees were major contributors to the higher non-interest expenses. Nearly half of the increase in staffing costs, up $660,000, was attributed to the San Jose operation. The remaining increase was largely due to growth in the Atlanta offices where an additional 10.5 full-time equivalent positions were filled. Occupancy cost increases included additional lease expenses for the San Jose office for six months totaling $120,000. The Bank converted the San Jose office to its data processing system in September 1998, in an effort to realize projected consolidation savings. Costs incurred in 1998 to ensure the Bank's readiness for the Year 2000 date rollover was $144,000. Legal fees incurred were mainly loan-related.

Year 2000
The Bank's Year 2000 Committee has worked diligently over the past three years to ensure that all hardware and computer software was functional upon the century date change, and, consequently the Company successfully passed critical dates without event. Prior to the end of 1999, the Company identified all material deposit and credit relationships and worked with these customers on a one-to-one basis, as appropriate, to stay informed of their compliance efforts. These customers will continue to be monitored for future problems that could negatively affect our banking relationship; however, to date no problems have been identified by these customers and communicated to the Company. Total actual costs accrued or incurred through 1999 for the Year 2000 project were $219,000, not including indirect salary expense for personnel working on the project. Costs incurred just during 1999 for this project totaled $75,000. The Company will continue to monitor systems through future identified critical dates in 2000 and into 2001. Based on information currently available, management does not believe that the Company will incur significant additional costs in connection with the Year 2000 issue. As part of the Company's normal business practice, it maintains contingency plans to follow in the event of emergency situations, some of which could arise from future Year 2000-related problems. The Company's contingency plans have addressed these issues in both the Atlanta and San Jose markets.

Loan Portfolio
Loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that credit losses are not excessive). Thus, the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. The Company experienced a strong increase in average net loan volumes in 1999 of $36 million. Net loans outstanding increased to $165 million as compared to $131 million at year-end 1998, an increase of 26%, due in large part to concentrated efforts by the lending department to make high-quality loans as well as favorable economic conditions. Building and business expansion have continued a trend of strong activity despite the increases in the prime rate by the Federal Reserve Bank during the year. Consequently, during 1999, the growth in the loan portfolio was primarily realized in commercial loans, with a $3.2 million increase to $41 million, and commercial loans secured by real estate, with a $33 million increase to $116 million. Consumer loans remained constant for a third year at approximately $5 million as of December 31, 1999 compared to the prior year-end.

Overall loan growth was also strong in 1998 compared to 1997. Net loans increased 35% to $131 million at year-end 1998 from $97 million at year-end 1997. The addition of the San Jose office accounted for $19 million of this increase, mainly with commercial loans. Commercial loans secured by real estate accounted for $25.6 million of the increase. Consumer loans remained stable at approximately $5 million during 1998.

At year-end 1999 and 1998, the Company had loans held for sale of $3.6 million and $5.7 million, respectively. The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At year-end 1999, 63% of the total loan portfolio had floating or adjustable rates, consistent with the prior year.

The following table presents the composition of the Company's loan portfolio at December 31, 1999 and 1998.

                                   1999              1998
                                        % of              % of
(Dollars in thousands)        Amount    Loans   Amount    Loans
--------------------------------------------------------------------------------
Commercial, financial,
  and agricultural           $ 44,881     27%  $ 37,724    29%
Real estate--construction       3,238      2      2,722     2
Real estate mortgage--
  primarily commercial        112,815     69     83,808    66
Installment loans
  to individuals                4,769      3      5,084     4
Less: unearned income          (1,559)    (1)    (1,514)   (1)
Loans, net of
  unearned income             164,144    100%   127,824   100%
Loans held for sale--SBA        3,575             5,672
Less: allowance
  for loan losses              (2,525)           (2,336)
Net loans                    $165,194          $131,160
--------------------------------------------------------------------------------

The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 1999.

                                 Loans Maturing
--------------------------------------------------------------------------------
                       Within     1-5    After 5
(In thousands)         1 Year    Years    Years      Total
--------------------------------------------------------------------------------
Loans with:
  Predetermined
  interest rates      $16,631  $39,311  $ 5,679   $ 61,621
  Floating or
    adjustable rates   33,057   23,475   49,566    106,098
Total loans           $49,688  $62,786  $55,245   $167,719
--------------------------------------------------------------------------------

Allowance and Provision for Loan Losses
The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due, and other loans that management believes require special attention.

For purposes of determining the required allowance for loan losses and resulting periodic provisions, the Company segregates the loan portfolio into broad segments, such as: consumer, commercial, and SBA loans. The Company provides for a general allowance for losses inherent in the portfolio by the above categories. The general allowance for losses on problem loans in these categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the problem loans are determined based upon historical loss experience and regulatory requirements. Specific allowances are provided in the event that the specific collateral analysis on each problem loan indicates that the probable loss upon liquidation of collateral would be in excess of the general percentage allocation. For the remainder of the portfolio, general allowances for losses are calculated based on estimates of inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used for the portion of the allowance described above. Loss percentages used for this portion of the portfolio are generally based on historical loss factors adjusted where necessary for qualitative factors. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations, such as: trends in delinquencies and non-accruals, migration trends in the portfolio, trends in volume, the risk identification process, changes in the outlook for local and regional economic conditions, concentrations of credit, and peer group comparisons. In addition to the Company's internal loan review process, the Company also utilizes an independent loan review process in assessing the overall adequacy of the allowance for loan losses.

The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that management has determined to be adequate. The Company's provision for loan losses for 1999 was $899,000, compared to $455,000 in 1998. The increase is attributed to strong increases in loan volumes in 1999 coupled with higher net charge-offs, which are a result of fewer recoveries in 1999. Non-performing assets decreased to $1.3 million at year-end 1999 from $3.2 million at year-end 1998. At year-end 1999, non-performing loans consisted of two SBA fully-guaranteed portions of credits totaling $494,000, a credit for $677,000 secured by real estate, and a credit for $118,000 secured by business assets. The December 31, 1998 balance included three credits totaling $1.7 million secured by real estate and fully guaranteed SBA loans totaling $1.5 million.

Net loan charge-offs in 1999 increased only slightly to .47% of average net loans outstanding from .35% in 1998. Gross charge-offs remained stable at $965,000 this year compared to last year. The charge-offs in 1999 included a total of approximately $165,000 for the unguaranteed portions of three SBA loans. The remaining charge-offs consisted largely of commercial loans ranging in size from $20,000 to $160,000. Installment loan charge-offs represented $45,000 of the total gross amount, none of which was individually significant.

Net loan charge-offs in 1998 decreased significantly to .35% of average net loans outstanding from 1.08% in 1997. Gross charge-offs decreased approximately $951,000 in 1998 compared to $1.3 million in 1997. Included in gross charge-offs in 1998 were five SBA loans of which approximately $200,000 represented the unguaranteed amounts of SBA loans. The remainder of the charge-offs consisted of commercial loans of various sizes up to $200,000. Recoveries increased in 1998 by $215,000 from $336,000 in 1997 as the result of recoveries of three fully-guaranteed SBA loans that were charged off in late 1997.

The allowance for loan losses represented 1.51% of total loans at December 31, 1999 compared to 1.75% at December 31, 1998 when non-performing loans were substantially higher. The determination of the allowance for loan losses rests upon management's judgment about factors affecting loan quality, assumptions about the economy, and other factors; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for the years ended December 31, 1999, 1998, 1997, 1996, and 1995.

                                                                      Years Ended December 31,
------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                          1999    1998     1997    1996    1995
------------------------------------------------------------------------------------------------------
Allowance for loan losses at beginning of year                $2,336   $1,468  $1,931  $1,686   $1,603
Charge-offs:
  Commercial, financial, and agricultural                        601      174   1,071     271      364
  Real estate                                                    319      714      76      --      453
  Installment loans to individuals                                45       63     192      41       79
Total                                                            965      951   1,339     312      896
------------------------------------------------------------------------------------------------------

Recoveries:
  Commercial, financial, and agricultural                         79      419     300      99      500
  Real estate                                                    156      105      --      16        6
  Installment loans to individuals                                20       27      36      38       76
Total                                                            255      551     336     153      582
------------------------------------------------------------------------------------------------------

  Net charge-offs                                                710      400   1,003     159      314
  Provision for loan losses                                      899      455     540     404      397
  Loan loss allowance of acquired bank                            --      813      --      --       --
Allowance for loan losses at end of year                      $2,525   $2,336  $1,468  $1,931   $1,686
------------------------------------------------------------------------------------------------------
Allowance for loan losses to average loans outstanding          1.67%    2.03%   1.58%   2.30%    2.29%
Allowance for loan losses to net charge offs                     3.6x     5.8x    1.5x   12.1x     5.0x

The amounts and percentages of such components of the allowance for loan losses at December 31, 1999 and 1998, and the percentage of loans in each category to total loans are presented in the table below.

                                                        1999                      1998
---------------------------------------------------------------------------------------------
                                                  Allowance      % of       Allowance   % of
(Dollars in thousands)                            $       (%)    Loans      $      (%)  Loans
---------------------------------------------------------------------------------------------
Commercial, financial, and agricultural         $1,226    49%     25%     $1,310    56%    27%
Real estate                                      1,196    47%     71%        922    40%    69%
Installment loans to individuals                   103     4%      4%        104     4%     4%
Total                                           $2,525   100%    100%     $2,336   100%   100%
---------------------------------------------------------------------------------------------

Non-performing Assets
As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 1999 and 1998, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $95,000 and $246,000, respectively.

Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired by foreclosure. The Company's non-performing assets as a percentage of total loans and other real estate were .77% at December 31, 1999 as compared to 2.41% in the prior year. At December 31, 1999, the Company had non-accrual loans representing one loan secured by real estate totaling $677,000, two fully-guaranteed SBA loans totaling $494,000 and a commercial loan for $118,000 which is secured by business assets of the borrower. The December 31, 1998 balance reflected three loans totaling $1.7 million secured by real estate, two fully guaranteed SBA loans totaling $1.3 million, and three SBA loans totaling $230,000, of which $166,000 is guaranteed by the SBA. There were no loans past due 90 days or more as to principal or interest payments and still accruing at either December 31, 1999 or 1998.

The following table presents an analysis of the Company's non-performing assets as of December 31, 1999 and 1998.

                                                       December 31,
--------------------------------------------------------------------------------
(Dollars in thousands)                                1999     1998
--------------------------------------------------------------------------------
Loans on non-accrual                                 $1,289   $3,219
Restructured loans                                       --      391
Total non-performing assets                          $1,289   $3,610
--------------------------------------------------------------------------------
Loans 90 days past due and still accruing interest   $   --   $   --
Total non-performing assets as a percentage of
  total loans and other real estate                     .77%    2.70%
Loans 90 days past due and still accruing
  interest as a percentage of total loans                --%      --%
--------------------------------------------------------------------------------

Impaired loans are defined as those loans as to which management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 1999 and 1998, respectively, the Company had loans totaling $1,289,000 and $3,610,000 which were considered impaired. Impaired loans at year-end 1999 included all non-accrual loans. Included in the allowance for loan losses at the end of 1999 and 1998, respectively, the Company specifically allocated $53,000 and $104,000 for these loans.

Management is not aware of any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been disclosed which (1) represent or result from trends or uncertainties, which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Liquidity and Interest Rate Sensitivity
Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt, off-balance-sheet obligations, and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company also has lines of credit available from other funding sources to provide additional funds as needed. These sources include the Federal Home Loan Bank and other correspondent financial institutions.

At December 31, 1999, the Company's net loan to deposit ratio was 71% compared to a ratio of 59% at December 31, 1998, as a result of the strong loan growth in 1999. This growth was largely fueled by liquidations and maturities of investment securities rather than by deposit growth, which was slower than loan growth. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management and the Asset/Liability Committee generally attempt to maintain a balance between rate-sensitive assets and liabilities, as the exposure period is lengthened, to minimize the overall interest rate risk to the Company. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources, and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The Company's interest rate sensitivity position at December 31, 1999 is presented in the table below.

                                                               Assets and Liabilities Repricing Within
--------------------------------------------------------------------------------------------------------------
                                                     3 Months     4-6      7-12       1-5    Over 5
(Dollars in thousands)                                or less   Months    Months     Years    Years     Total
--------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans                                                $115,286  $  5,501  $  8,948  $37,984   $    --  $167,719
Investment securities                                   2,546     1,757     8,593   25,572    30,027    68,495
Interest-bearing deposits in other banks                  446        --        --       --        --       446
Federal funds sold                                     14,440        --        --       --        --    14,440
Total interest-earning assets                         132,718     7,258    17,541   63,556    30,027   251,100
--------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
Deposits                                              110,575    40,090    21,202    7,067        49   178,983
Federal Home Loan Bank advances                        10,000        --        --       --        --    10,000
Other borrowed funds                                   11,371        --        --       --        --    11,371
Total interest-bearing liabilities                    131,946    40,090    21,202    7,067        49   200,354
Interest sensitivity gap                                  772   (32,832)   (3,661)  56,489    29,978    50,746
Cumulative interest sensitivity gap                       772   (32,060)  (35,721)  20,768    50,746    50,746
--------------------------------------------------------------------------------------------------------------
Cumulative sensitivity ratio
(Cumulative interest-earning assets/cumulative
 interest-bearing liabilities)                           1.01       .81       .82     1.10      1.25      1.25
--------------------------------------------------------------------------------------------------------------

The Company is liability sensitive, comparing its interest-earning assets to interest-bearing liabilities through the next twelve months. This suggests that the Company's net interest income could be impacted by significant adverse changes in market rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all demand and savings deposits are considered repriceable within the shortest time period, 3 months or less, while time deposits are presented based on their contractual terms. It is the Company's policy to maintain its one-year gap position in the .8 to 1.2 range. The one-year gap reflected by the interest rate sensitivity table is .82, indicating adherence to Company policy. The Bank has historically maintained a more closely matched gap; however, in fourth quarter 1999, management elected to increase short-term deposits for liquidity purposes related to the Year 2000 date change. Management closely monitors the Company's position, and, if rates should change in either direction, management will take steps to reposition its interest-earning assets and interest-bearing liabilities to minimize the impact of a gap exposure.

Investment Portfolio
The following table presents maturity distribution and yields of investment securities available for sale.

                                                                     December 31, 1999             December 31, 1998
--------------------------------------------------------------------------------------------------------------------
                                                                                     Year-end
                                                            Amortized      Fair      Weighted      Amortized   Fair
(Dollars in thousands)                                        Cost         Value    Avg. Yield       Cost      Value
--------------------------------------------------------------------------------------------------------------------
U.S. Treasury
One year or less                                             $ 1,501     $ 1,480          4.56%    $ 2,499   $ 2,504
Total U.S. Treasury                                            1,501       1,480          4.56%      2,499     2,504
--------------------------------------------------------------------------------------------------------------------

U.S. Government Agencies
One year or less                                               5,456       5,455          6.21%     17,207    17,160
Over one through five years                                   12,509      12,335          5.38%     15,519    15,571
Over five years                                                2,202       2,117          6.53%      4,500     4,530
Total U.S. Government Agencies                                20,167      19,907          5.73%     37,226    37,261
--------------------------------------------------------------------------------------------------------------------

Mortgage-Backed Securities
One year or less                                                  --          --            --          --        --
Over one through five years                                    3,196       3,166          6.44%      3,842     3,873
Over five through ten years                                    3,701       3,645          5.61%      5,100     5,116
Over ten years                                                39,313      38,015          6.60%     44,182    44,133
Total mortgage-backed securities                              46,210      44,826          6.51%     53,124    53,122
--------------------------------------------------------------------------------------------------------------------

Tax-exempt Municipal Securities
Over five through ten years                                      500         462          4.10%        250       250
Over ten years                                                 2,067       1,820          4.58%        750       750
Total tax-exempt municipal securities                          2,567       2,282          4.49%      1,000     1,000
--------------------------------------------------------------------------------------------------------------------

Other Investments
Over ten years                                                   900         774            --         900       900
Total other investments                                          900         774            --         900       900
Total investment securities available for sale               $71,345     $69,269          6.17%    $94,749   $94,787
--------------------------------------------------------------------------------------------------------------------

There were no investment securities classified as held to maturity at December 31, 1999 or December 31, 1998.

Deposits
The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 1999 and 1998.

                                     1999                  1998
--------------------------------------------------------------------------------
                             Average      Average   Average      Average
(Dollars in thousands)       Amount        Rate      Amount        Rate
--------------------------------------------------------------------------------
Non-interest-
  bearing deposits          $ 51,757         --%    $ 39,297         --%

Interest-bearing
  deposits:
  NOW accounts                14,700       1.40%      11,463       1.73%
  Money market
    accounts                  26,247       2.85%      27,326       3.48%
  Savings deposits             8,925       2.38%       7,542       3.16%
  Other time
    deposits                 115,230       4.99%      95,615       5.47%
Total                       $216,859       3.19%    $181,243       3.65%
--------------------------------------------------------------------------------

The following table presents the maturity of the Company's time deposits at December 31, 1999.

                         Other Time   Other Time
                          Deposits     Deposits
                          $100,000     Less Than
(In thousands)           and Greater   $100,000     Total
--------------------------------------------------------------------------------
Months to maturity:
  3 or less               $22,634      $34,965    $ 57,599
  Over 3 through 6         21,279       18,828      40,107
  Over 6 through 12         8,711       12,491      21,202
  Over 12                     874        6,243       7,117
Total                     $53,498      $72,527    $126,025
--------------------------------------------------------------------------------

Market Risk
Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods. The Company's primary market risk exposure is currently in the interest rate risk inherent in its lending and deposit taking activities. The structure of the Company's loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. The Company manages its interest rate risk through the use of various tools, including managing the composition and size of the investment portfolio so as to reduce the interest rate risk in the deposit and loan portfolios, at the same time maximizing the yield generated by the portfolio.

The table below presents the contractual balances and the estimated fair value of the Company's financial instruments at their expected maturity dates as of December 31, 1999. The expected maturity categories for investment securities take into consideration historical prepayment experience as well as management's expectations based on the interest rate environment as of December 31, 1999. For core deposits without contractual maturity (i.e., interest-bearing checking, savings, and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 1999.

        Expected Maturity Date
                                                                                             There-              Estimated
(Dollars in thousands)                          2000     2001      2002     2003     2004     after     Total   Fair Value
--------------------------------------------------------------------------------------------------------------------------
Assets
Investment Securities
  Fixed rate                                  $ 6,112   $14,068  $ 4,278  $1,155   $ 7,528  $25,056   $ 58,197  $ 58,197
  Average interest rate                          5.78%     5.68%    7.85%   7.84%     7.01%    6.86%      6.57%
  Variable rate                                   463       979    1,810     790     1,414    5,616     11,072    11,072
  Average interest rate                          7.21%     8.27%    6.91%   6.73%     6.96%    6.83%      7.00%
Loans
  Fixed rate                                    7,750     7,815   11,291   8,231    11,966    7,501     54,554    54,181
  Average interest rate                          9.11%     9.27%    9.22%   9.13%     8.87%    8.37%      9.00%
  Variable rate                                27,950     5,051    4,880   5,354    10,195   52,360    105,790   105,790
  Average interest rate                          9.88%     9.65%    9.83%  10.09%    10.11%   10.71%     10.31%
Other Interest-bearing Assets
  Variable rate                                14,886        --       --      --        --       --     14,886    14,886
  Average interest rate                          5.05%       --       --      --        --       --       5.05%

Liabilities
Interest-bearing Deposits and Savings          26,479     8,826    8,826   8,826        --       --     52,958    52,958
  Average interest rate                          2.35%     2.35%    2.35%   2.35%       --       --       2.35%
Time Deposits
  Fixed rate                                  118,909     5,166      785     951       165       49    126,025   125,997
  Average interest rate                          5.18%     5.03%    5.42%   5.53%     5.21%    6.25%      5.18%
Variable Rate Short-term Borrowings            21,371        --       --      --        --       --     21,371    21,371
  Average interest rate                         4.51%        --       --      --        --       --       4.51%

Capital Adequacy
There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, Tier 1 capital to risk-weighted assets and Tier 1 leverage ratios of 4%. As of December 31, 1999, the Bank exceeded all required levels of capital, and was well-capitalized by regulatory standards. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 11.2%; its risk-based ratio of total capital to risk-weighted assets was 12.5%; and its Tier 1 leverage ratio was 7.6%.

Inflation
Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. The Company has been able to maintain an adequate level of equity, as previously mentioned, and, though inflation has not been a material factor during the last four years, management will address any future effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management program, and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

Business Segment Information

During the past eleven years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.

Recent Accounting Pronouncements
In September 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, An Amendment of FASB Statement No. 133. SFAS No. 133, as amended, is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company has not made an assessment of the expected impact that SFAS No. 133 will have on its financial statements.

December 31,

(In thousands, except share and per share amounts)                                                   1999         1998
------------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks (note 7)                                                                   $ 16,721     $ 10,559
Federal funds sold                                                                                   14,440       10,725
Interest-bearing deposits in other banks                                                                446          156
Investment securities available for sale (note 2)                                                    69,269       94,787
Other investments (note 3)                                                                            1,171        1,314
Loans, net of unearned income of $1,559 and $1,514 in 1999 and 1998, respectively                   164,144      127,824
Loans held for sale                                                                                   3,575        5,672
  Less allowance for loan losses                                                                     (2,525)      (2,336)
Net loans (note 4)                                                                                  165,194      131,160
------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net (note 5)                                                                  4,351        4,633
Customers' acceptance liability                                                                       2,030        2,319
Deferred income taxes (note 11)                                                                       2,561        1,981
Goodwill, net (note 19)                                                                               1,708        1,651
Other assets (note 6)                                                                                 3,377        3,876
Total assets                                                                                       $281,268     $263,161
------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Liabilities:
  Deposits:
    Non-interest-bearing demand                                                                    $ 53,958     $ 48,246
    Interest-bearing:
      Demand                                                                                         44,310       42,350
      Savings                                                                                         8,648        8,438
      Time, $100,000 and over                                                                        53,498       41,240
      Other time                                                                                     72,527       78,373
Total deposits (note 8)                                                                             232,941      218,647
------------------------------------------------------------------------------------------------------------------------
  Acceptances outstanding                                                                             2,030        2,319
  Federal Home Loan Bank advances (note 10)                                                          10,000       10,000
  Other borrowed funds (note 9)                                                                      11,371        5,987
  Other liabilities                                                                                   2,111        1,703
Total liabilities                                                                                   258,453      238,656
------------------------------------------------------------------------------------------------------------------------
Minority interest in non-bank subsidiary                                                                 29           --
Stockholders' equity (note 13):
  Common stock, $0.01 par value; 100,000,000 shares authorized; 1,655,263 shares issued and
    outstanding in 1999; 1,790,988 shares issued and outstanding in 1998                                 18           18
  Additional paid-in capital                                                                         13,498       15,731
  Accumulated other comprehensive (loss) income                                                      (1,295)          25
  Retained earnings                                                                                  10,565        8,731
Total stockholders' equity                                                                           22,786       24,505
------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 12)
Total liabilities and stockholders' equity                                                         $281,268     $263,161
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                       Consolidated Statements of Income
                   Summit Bank Corporation and Subsidiaries
                            Years Ended December 31,

(In thousands, except share and per share amounts)                                     1999          1998          1997
------------------------------------------------------------------------------------------------------------------------
Interest income:
  Loans, including fees                                                               $14,859       $11,932      $ 9,660
  Federal funds sold                                                                      442           550          345
  Interest-bearing deposits in other banks                                                 12            13            6
  Investment securities--taxable                                                        1,419         1,821        1,243
  Mortgage-backed securities                                                            3,012         2,937        2,221
Total interest income                                                                  19,744        17,253       13,475
------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Time deposits, $100,000 and over                                                      2,149         1,826        1,381
  Other deposits                                                                        4,766         4,789        3,601
  Federal Home Loan Bank advances                                                         504           501          350
  Short-term borrowings and obligation under capital lease                                323           193          138
Total interest expense                                                                  7,742         7,309        5,470
------------------------------------------------------------------------------------------------------------------------
Net interest income                                                                    12,002         9,944        8,005
Provision for loan losses (note 4)                                                        899           455          540
------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                                    11,103         9,489        7,465
Non-interest income:
  Gains on sales of loans                                                                 271           463          616
  Fees for international banking services                                               1,264         1,172        1,210
  SBA loan servicing fees                                                                 259           275          378
  Overdraft and NSF charges                                                               652           571          426
  Service charge income                                                                   505           352          272
  Net (losses) gains on sales of investment securities (note 2)                          (127)          211          162
  Other                                                                                   502           531          396
Total non-interest income                                                               3,326         3,575        3,460
------------------------------------------------------------------------------------------------------------------------
Non-interest expenses:
  Salaries and employee benefits (note 14)                                              4,718         4,309        3,649
  Equipment                                                                               710           791          584
  Net occupancy                                                                           794           668          516
  Other (note 18)                                                                       3,992         3,024        2,407
  Minority interest in non-bank subsidiary's net loss                                       1            --           --
Total non-interest expenses                                                            10,215         8,792        7,156
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                              4,214         4,272        3,769
Income tax expense (note 11)                                                            1,489         1,503        1,319
Net income                                                                            $ 2,725       $ 2,769      $ 2,450
------------------------------------------------------------------------------------------------------------------------
Basic net income per share (note 1)                                                      1.59          1.56         1.71
Diluted net income per share and common share equivalents (note 1)                       1.59          1.53         1.50
------------------------------------------------------------------------------------------------------------------------
Weighted-average shares outstanding--basic (note 1)                                 1,713,318     1,773,010    1,436,023
Weighted-average shares outstanding--diluted (note 1)                               1,713,318     1,804,828    1,632,586

See accompanying notes to consolidated financial statements.

   Consolidated Statements of Stockholders' Equity and Comprehensive Income
                   Summit Bank Corporation and Subsidiaries
                 Years Ended December 31, 1999, 1998, and 1997

                                                                                              Accumulated
                                                 Compre-     Common             Additional       Other                    Total
                                                 hensive      Stock               Paid-In    Comprehensive  Retained  Stockholders'
(In thousands, except share amounts)             Income      Shares     Amount    Capital       Income      Earnings     Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                 1,407,688    $  14   $  12,123    $    89        $  4,710  $  16,936
Comprehensive income:
  Net income                                    $ 2,450           --       --          --         --           2,450      2,450
  Net unrealized gains (losses) on
    investment securities available for sale,
net of tax effect and reclassification
adjustment (note 20)                                 83           --       --          --         83              --         83
      Total comprehensive income                $ 2,533
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock upon exercise
  of options and warrants (note 13)                           81,082        1         810         --              --        811
Cash dividends declared, $.35 per share                           --       --          --         --            (502)      (502)
Balance, December 31, 1997                                 1,488,770       15      12,933        172           6,658     19,778
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                    $ 2,769           --    $  --   $      --    $    --        $  2,769  $   2,769
  Net unrealized gains (losses) on
  investment securities available for sale,
net of tax effect and reclassification
adjustment (note 20)                               (147)          --       --          --       (147)             --       (147)
      Total comprehensive income                $ 2,622
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock upon exercise
  of options and warrants (note 13)                          326,593        3       3,245         --              --      3,248
Repurchase of common stock,
  classified as unissued                                     (24,375)      --        (447)        --              --       (447)
Cash dividends declared, $.39 per share                           --       --          --         --            (696)      (696)
Balance, December 31, 1998                                 1,790,988       18      15,731         25           8,731     24,505
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                    $ 2,725           --    $  --   $      --    $    --        $  2,725  $   2,725
  Net unrealized gains (losses) on
    investment securities available for sale,
net of tax effect and reclassification
adjustment (note 20)                             (1,320)          --       --          --     (1,320)             --     (1,320)
      Total comprehensive income                $ 1,405
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock,
  classified as unissued                                    (135,725)      --      (2,233)        --              --     (2,233)
Cash dividends declared, $.52 per share                           --       --          --         --            (891)      (891)
Balance, December 31, 1999                                 1,655,263    $  18   $  13,498    $(1,295)       $ 10,565  $  22,786
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows
                   Summit Bank Corporation and Subsidiaries
                            Years Ended December 31,

(In thousands)                                                                                    1999          1998        1997
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                                    $  2,725     $  2,769     $  2,450
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of premises and equipment                                          515          463          406
    Deferred tax expense                                                                              86          262          206
    Net amortization of premiums/discounts on investment securities                                  622          294           79
    Amortization of servicing assets                                                                 257          237          170
    Amortization of goodwill                                                                          86           46           --
    Amortization of negative goodwill                                                                 --         (110)        (110)
    Provision for loan losses                                                                        899          455          540
    Gains on sales of loans                                                                         (271)        (463)        (616)
    Proceeds from sales of loans                                                                   6,984        6,251        5,340
    Net losses (gains) on sales of investment securities                                             127         (211)        (162)
    Loss on disposal of premises and equipment                                                        --           68           --
    Changes in other assets and liabilities:
      Net decrease (increase) in loans held for sale                                               2,097       (8,041)      (5,113)
      Decrease (increase) in other assets                                                          1,053        1,192       (2,508)
      Increase (decrease) in other liabilities                                                       447          (48)         145
Net cash provided by operating activities                                                         15,627        3,164          827
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Proceeds from sales of investment securities available for sale                                 15,017       27,916       21,949
  Purchases of investment securities available for sale and other investments                    (37,248)     (89,190)     (58,957)
  Proceeds from maturities of investment securities available for sale                            27,797       28,100        6,550
  Principal collections on investment securities available for sale                               17,231       13,662        6,298
  Loans made to customers, net of principal collected on loans                                   (44,568)     (13,196)     (13,698)
  Purchases of premises and equipment and leasehold improvements                                    (233)        (629)        (293)
  Purchase of California Security Bank, net of cash and cash equivalents acquired (note 20)           --         (537)          --
Net cash used in investing activities                                                            (22,004)     (33,874)     (38,151)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Net increase in demand and savings deposits                                                   $  7,882     $ 10,322     $  3,066
  Net increase in time deposits                                                                    6,412       27,174        8,830
  Principal payments for obligation under capital lease                                              (39)         (42)         (37)
  Net increase in Federal Home Loan Bank advances                                                     --           --        9,000
  Net increase in other borrowed funds                                                             5,384        3,231        2,099
  Net increase in minority interest of non-bank subsidiary                                            29           --           --
  Issuance of common stock upon exercise of options and warrants                                      --        3,248          811
  Repurchase of common stock, classified as unissued                                              (2,233)        (447)          --
  Dividends paid                                                                                    (891)        (696)        (502)
Net cash provided by financing activities                                                         16,544       42,790       23,267
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                              10,167       12,080      (14,057)
Cash and cash equivalents at beginning of year                                                    21,440        9,360       23,417
Cash and cash equivalents at end of year                                                        $ 31,607     $ 21,440     $  9,360
----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash paid during the year:
  Interest, net of amounts capitalized                                                          $  7,635     $  6,733     $  5,404
  Income taxes                                                                                  $    977     $  1,329     $    930
Supplemental disclosure of noncash investing activities--purchase adjustment related to
  California Security Bank acquisition                                                          $    129     $     --     $     --
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements--December 31, 1999, 1998, 1997

(1) Summary of Significant Accounting Policies

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

In 1999, the Company invested $120,000 into a newly created subsidiary, Cashmart, Inc., a check cashing company. The consolidated subsidiary is 80% owned by the Company.

(b) Business
The Company operates through one segment, providing a full range of banking services to individual and corporate customers through its subsidiary bank. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities.

(c) Basis of Presentation
The consolidated financial statements include the accounts of Summit Bank Corporation and its subsidiaries, the Bank, Cashmart, Inc., and the Merchant Bank (inactive), after elimination of all significant intercompany balances and transactions.

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

(e) Investment Securities
Investment securities at December 31, 1999 and 1998 consist of U.S. Treasury securities, obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities. The Company's investment securities are classified as available for sale securities and are reported at fair value.

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

(n) Reclassifications
Certain 1998 and 1997 amounts have been reclassified for comparative purposes in order to conform the prior periods to the 1999 presentation. Such reclassifications had no impact on net income or stockholders' equity.

(o) Recent Accounting Pronouncements
In September 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, An Amendment of FASB Statement No. 133. SFAS No. 133, as amended, is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company has not made an assessment of the expected impact that SFAS No. 133 will have on its financial statements.

(2) Investment Securities
Investment securities available for sale at December 31, 1999 are summarized as follows:

                                                Gross        Gross      Estimated
                                Amortized    Unrealized    Unrealized     Fair
(In thousands)                    Cost          Gains        Losses       Value
----------------------------------------------------------------------------------
U.S. Treasury
  Securities and
Obligations of
U.S. Government
Agencies                        $ 21,668     $     --      $    280       $ 21,388
Tax-exempt
  Municipal Securities             2,567           --           285          2,282
Mortgage-backed
  Securities                      46,210           37         1,422         44,825
Other Investments                    900           --           126            774
Total                           $ 71,345     $     37      $  2,113       $ 69,269
----------------------------------------------------------------------------------


Investment securities available for sale at December 31, 1998 are summarized as follows:

                                                Gross        Gross       Estimated
                                Amortized    Unrealized   Unrealized       Fair
(In thousands)                    Cost          Gains       Losses         Value
----------------------------------------------------------------------------------
U.S. Treasury
  Securities and
Obligations of
U.S. Government
Agencies                        $ 39,725      $     89     $     49       $ 39,765
Tax-exempt
  Municipal Securities             1,000            --           --          1,000
Mortgage-backed
  Securities                      53,124           233          235         53,122
Other Investments                    900            --           --            900
Total                           $ 94,749      $    322     $    284       $ 94,787
----------------------------------------------------------------------------------

The amortized costs and estimated fair values of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Amortized     Estimated
(In thousands)                                              Cost        Fair Value
----------------------------------------------------------------------------------
Due in one year or less                                  $  6,957         $  6,935
Due after one year through five years                      12,509           12,336
Due after five years through ten years                      2,702            2,579
Due after ten years                                         2,967            2,594
Mortgage-backed securities                                 46,210           44,825
Total                                                    $ 71,345         $ 69,269
----------------------------------------------------------------------------------

Proceeds from the sales of investment securities available for sale during 1999, 1998, and 1997 were $15,017,000, $27,916,000, and $21,949,000, respectively. Gross gains of $16,000, $212,000, and $190,000 and gross losses of $143,000, $1,000, and $28,000 were realized on those sales in 1999, 1998, and 1997, respectively.

Investment securities with aggregate carrying amounts of approximately $39,225,000 and $20,758,000 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

(3) Other Investments
Other investments consist of Federal Home Loan Bank of Atlanta stock and Federal Reserve Bank of Atlanta stock. Investment in stock of the Federal Home Loan Bank of Atlanta is required for membership. Investment in stock of the Federal Reserve Bank of Atlanta is required for national banks. Investment in stock of the Federal Home Loan Bank of Atlanta and Federal Reserve Bank of Atlanta are restricted stocks, as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities; accordingly, the provisions of SFAS No. 115 are not applicable to these stocks. Both stocks are reported in the consolidated financial statements at cost.

(4) Loans
Classifications of loans at December 31, 1999 and 1998 are as follows:

(In thousands)                                               1999         1998
------------------------------------------------------------------------------
Commercial, financial, and agricultural                  $ 44,881     $ 37,724
Real estate--construction                                   3,238        2,722
Real estate--mortgage                                     112,815       83,808
Installment loans to individuals                            4,769        5,084
Less unearned income                                       (1,559)      (1,514)
------------------------------------------------------------------------------
Loans, net of unearned income                             164,144      127,824
Loans held for sale--SBA                                    3,575        5,672
Less allowance for loan losses                             (2,525)      (2,336)
Net loans                                                $165,194     $131,160
------------------------------------------------------------------------------

In the ordinary course of business the Company extends loans to its directors, executive officers, and principal stockholders and their affiliates at terms and rates comparable to those prevailing at the time for comparable transactions with other customers. In the opinion of management, these loans do not involve more than the normal credit risk nor present other unfavorable features.

The following is a summary of activity during 1999 with respect to such aggregate loans to these individuals and their associates:


(In thousands)
-----------------------------------------------------------------------------
Balance at December 31, 1998                                         $     35
New loans                                                                  --
Repayments                                                                  7
Balance at December 31, 1999                                         $     28
-----------------------------------------------------------------------------

Activity in the allowance for loan losses for the years ended December 31, 1999, 1998, and 1997 was as follows:

(In thousands)                                 1999        1998         1997
-----------------------------------------------------------------------------
Balance at beginning of year                $  2,336    $  1,468     $  1,931
Loan loss allowance of acquired bank              --         813           --
Provision for loan losses                        899         455          540
Loans charged off                               (965)       (951)      (1,339)
Recoveries                                       255         551          336
Balance at end of year                      $  2,525    $  2,336     $  1,468
-----------------------------------------------------------------------------

Impaired loans and related amounts included in the allowance for loan losses at December 31, 1999 and 1998 are as follows:

                                       1999                    1998
(In thousands)                  Balance   Allowance    Balance      Allowance
-----------------------------------------------------------------------------
Impaired loans,
  with a related
allowance                      $    676    $     34    $  2,086     $    104
Impaired loans,
  without allowance                 387          --       1,524           --

The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $387,000 and $1,524,000 at December 31, 1999 and 1998, respectively, did not have a related allowance because the majority of these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 1999, 1998, and 1997 was $2,188,000, $2,068,000, and $1,198,000,
respectively. Interest income recognized on impaired loans for the years ended December 31, 1999 and 1998 was approximately $39,000 and $41,000, respectively. There was no interest income recognized on impaired loans for the year ended December 31, 1997.

Nonaccrual loans amounted to approximately $1,289,000 and $3,219,000 at December 31, 1999 and 1998, respectively. Interest income on nonaccrual loans at December 31, 1999, 1998, and 1997, which would have been reported on an accrual basis in 1999, 1998, and 1997, amounted to approximately $95,000, $246,000, and $167,000, respectively.

At December 31, 1999, 1998, and 1997, the Company was servicing loans for others with aggregate principal balances of approximately $57,262,000, $59,418,000, and $57,534,000, respectively.

(5) Premises and Equipment
Premises and equipment at December 31, 1999 and 1998 consisted of the following:

(In thousands)                                            1999         1998
-------------------------------------------------------------------------------
Land                                                    $    985       $    985
Building                                                   2,482          2,784
Furniture and equipment
  under capital lease                                        183            183
Other furniture and equipment                              1,972          1,744
Leasehold improvements                                       580            573
-------------------------------------------------------------------------------
                                                           6,202          6,269
Less accumulated depreciation and amortization            (1,851)        (1,636)
Premises and equipment, net                             $  4,351       $  4,633
-------------------------------------------------------------------------------

The Company is the lessor under several noncancelable operating leases, primarily for office space, that expire over the next two years. Future minimum lease income under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are as follows:

(In thousands)                                  Year Ending December 31,
-------------------------------------------------------------------------------
2000                                                    $    117
2001                                                           2

(6) Loan Servicing Assets
The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 1999, 1998, and 1997:

                                       1999            1998           1997
-------------------------------------------------------------------------------
Balance at beginning of year      $  1,177,050   $  1,114,860   $    855,108
Servicing asset additions              209,304        299,536        430,235
Amortization of
  servicing assets                    (257,251)      (237,346)      (170,483)
Balance at end of year            $  1,129,103   $  1,177,050   $  1,114,860
-------------------------------------------------------------------------------

The results of the Company's impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 1999 and 1998.

(7) Reserve Requirements
At December 31, 1999 and 1998, the Federal Reserve Bank required that the Bank maintain an average reserve balance of $3,097,000 and $1,901,000, respectively.

(8) Deposits
A summary of time deposits by maturity as of December 31, 1999 follows:

(In thousands)
-------------------------------------------------------------------------------
Time to maturity:
  One year or less                                                   $118,907
  Over one year through two years                                       5,167
  Over two years through three years                                      785
  Over three years through four years                                     951
  Over four years through five years                                      166
  Over five years                                                          49
Total                                                                $126,025
-------------------------------------------------------------------------------

At December 31, 1999, the Company had approximately $4,800,000 in deposits from its directors, executive officers, and principal stockholders and their affiliates.

(9) Other Borrowed Funds
During 1999 and 1998, the Company had available under a line of credit with SunTrust Bank approximately $3,000,000. As renewed, the line of credit bears interest at prime, less 1%, and matures August 9, 2000. The Company had pledged approximately 40% or 4,000 shares of the Bank's stock as collateral for this line of credit. At December 31, 1999 and 1998, the Company had no borrowings outstanding under this credit line.

Other borrowed funds at December 31, 1999 and 1998, include retail repurchase agreements totaling $11,371,000 and $5,987,000, respectively. Retail repurchase agreements principally represent overnight borrowings from commercial customers. The weighted-average interest rate on these repurchase agreements was 4.09% and 4.37% at December 31, 1999 and 1998, respectively. The repurchase agreements are collateralized by U.S. Treasury securities with an aggregate carrying value of $15,800,000 and $5,008,000 at December 31, 1999 and 1998, respectively. The maximum amount of outstanding repurchase agreements at any month-end during 1999 and 1998, respectively, was $11,371,000 and $6,518,000. The average amount of outstanding repurchase agreements for 1999 and 1998, respectively, was $7,561,000 and $4,207,000. All securities underlying these repurchase agreements were under the Bank's control.

(10) Federal Home Loan Bank Advances
The Bank has available under a line of credit with the Federal Home Loan Bank of Atlanta approximately $25,000,000. At December 31, 1999 and 1998, the Bank had drawn and outstanding $10,000,000, under this credit line. Such outstanding amounts bore interest at a weighted-average of 6.05% and 4.91%, respectively. The Bank has pledged approximately $16,000,000 in U.S. Government securities as collateral for this line of credit. $5,000,000 of the line of credit matures on January 15, 2003 and is callable on a quarterly basis, and $5,000,000 matures on February 17, 2000.

(11) Income Taxes
Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1999, 1998, and 1997 consists of:

(In thousands)                                1999        1998         1997
-------------------------------------------------------------------------------
Federal--current                            $  1,249    $  1,153     $  1,028
State--current                                   154          88           85
Federal--deferred                                100         231          176
State--deferred                                  (14)         31           30
Total                                       $  1,489    $  1,503     $  1,319
-------------------------------------------------------------------------------

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1999, 1998, and 1997 differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes as follows:


(In thousands)                                 1999        1998         1997
-------------------------------------------------------------------------------
Computed "expected" income
  tax expense                               $  1,433    $  1,452     $  1,281
Increase (decrease) resulting from:
  State income taxes,
  net of federal tax benefit                      92          77           76
  Amortization of negative goodwill               --         (37)         (37)
  Amortization of goodwill                        29          15           --
  Meals and entertainment expenses                11          14           11
  Tax-exempt interest                            (37)         --           --
  Other                                          (39)        (18)         (12)
Total                                       $  1,489    $  1,503     $  1,319
-------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1999 and 1998 are presented below:

(In thousands)                                            1999          1998
-------------------------------------------------------------------------------
Deferred tax assets (liabilities):
  Loans, principally due to allowance for
    loan losses                                         $    336     $    278
  Premises and equipment, principally due to
  differences in depreciation                                 (1)          26
  Nonaccrual interest                                         91          102
  Other                                                       13            7
  Net federal and state operating
    loss carryforwards                                     4,081        4,322
  Net unrealized holding gains on investment
  securities available for sale                              782          (13)
-------------------------------------------------------------------------------
Total deferred tax assets                                  5,302        4,722
Less valuation allowance                                  (2,741)      (2,741)
Deferred tax assets,
  net of valuation allowance                            $  2,561     $  1,981
-------------------------------------------------------------------------------

As a result of the CSB acquisition, the valuation allowance increased $363,000 in 1998. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1999.

At December 31, 1999 and 1998, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $11,027,000 and $11,349,000, respectively, which are available to offset future federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2008.

(12) Commitments and Contingencies
In August 1995, the Company's Board of Directors entered into agreements with each of the four executive officers of the Bank. The agreements basically provide that in the event of involuntary termination or a change in the executive's position or compensation resulting from a change in the control of the Company due to a merger, consolidation, or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive's base salary. These agreements have continuing three-year terms.

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

The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company does not anticipate any material losses as a result of these commitments and conditional obligations.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 1999, the Company had outstanding loan commitments totaling $27,810,963 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 1999, commitments under standby and commercial letters of credit and guarantees aggregated $5,818,000.

The Company has several noncancelable operating leases, primarily for banking offices, that expire over the next five years. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 1999, 1998, and 1997 was $670,000, $547,000, and $404,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are:

(In thousands)                    Year Ending December 31,
-------------------------------------------------------------------------------
2000                                       $  650
2001                                          331
2002                                          277
2003                                          212
2004                                          217
Thereafter                                    277
Total minimum lease payments               $1,964
-------------------------------------------------------------------------------

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(13) Stockholders' Equity
The organizers of the Company were issued warrants to purchase one share of common stock for each share purchased by them in connection with the initial public offering of the Company's common stock. Subject to certain limitations, these warrants were exercisable at any time through March 10, 1998, at a per share exercise price of $10. In 1998, 293,693 warrants were exercised in addition to 70,757 exercised in 1997. All unexercised warrants have expired.

In November 1998, the Company announced a stock repurchase plan that was completed in May of 1999. Shares of common stock repurchased under this plan totaled 90,000 of which 24,375 were repurchased in 1998. The Company repurchased an additional 70,000 shares of stock under a second plan, completed in October 1999. The 160,000 shares cost a total of $2,680,000 and are classified as unissued shares.

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company's Board of Directors. At December 31, 1999, no special stock had been issued.

(14)     Employee Benefit Plans

The Company adopted a new Key Employee Incentive Stock Option Plan (the "Plan") in 1998. The exercise price for incentive options issued under the Plan is determined by the Board or Stock Option Committee as of the date the option is granted. The period for the exercise of options shall not exceed ten years from the date of grant. The Company has reserved 200,000 shares of common stock for the Plan. As of December 31, 1999, 43,225 options under a prior Plan were exercised.

Stock option activity during the years ended December 31, 1999, 1998, and 1997 is as follows:

                                  1999         1998             1997
-----------------------------------------------------------------------
Options outstanding
  at beginning of year          20,000        52,900             41,225
Options granted                     --            --             22,000
Options exercised                   --       (32,900)           (10,325)

Options outstanding
  at end of year                20,000        20,000             52,900
Options exercisable
  at end of year                20,000        20,000             52,900
-----------------------------------------------------------------------
Option prices per share:

Options granted during
  the year                    $     --      $     --       $10.00-16.75
Options exercised during
  the year                          --         10.00              10.00
Options outstanding at
  end of year                    16.75         16.75        10.00-16.75



The options outstanding at December 31, 1999 had a weighted-average exercise price of $16.75 and a weighted-average contractual maturity of 4.5 years.

The per share weighted-average fair value of stock options granted with an exercise price equal to market and the per share weighted-average fair value of stock options granted with an exercise price below market during 1999 and 1998 was $4.15 and $5.05, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions: expected life of five years in 1999 and 1998; expected annual dividend rates of 6% and 2% in 1999 and 1998, respectively; risk-free interest rate of 5.45% in 1999 and 1998; and expected volatilities of 42% and 31% in 1999 and 1998, respectively. There were no stock options granted during 1999 and 1998.

The Company applies Accounting Principles Board (APB) Opinion No. 25 in accounting for stock options. Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the years ended December 31, 1999 and 1998.

The Company has a savings plan (the "Savings Plan") administered under the provisions of the Internal Revenue Code Section 401(k). During 1999, 1998, and 1997, the Company and Bank made contributions totaling $66,014, $49,561, and $37,292, respectively, to the Savings Plan. The Company computes contributions based on matching of 50% of employee contributions up to 5%.

(15) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999 the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

The actual capital amounts and ratios are also presented in the table below:


                                                                                                            Minimum to Be
                                                                                                           Well Capitalized
                                                                                         Minimum for             Under
                                                                                           Capital         Prompt Corrective
                                                                    Actual            Adequacy Purposes    Action Provisions
                                                             ------------------       -----------------    ------------------
(Dollars in thousands)                                       Amount       Ratio       Amount      Ratio    Amount       Ratio
----------------------                                       ------       -----       ------      -----    ------       -----

As of December 31, 1999:
  Total capital--risk-based (to risk-weighted assets):
    Bank                                                     $23,009      12.5%      $14,743       8.0%     $18,429      10.0%
    Consolidated                                              24,571      13.3        14,817       8.0          N/A       N/A
  Tier 1 capital--risk-based (to risk-weighted assets):
    Bank                                                      20,703      11.2         7,371       4.0       11,057       6.0
    Consolidated                                              22,265      12.0         7,408       4.0          N/A       N/A
  Tier 1 capital--leverage (to average assets):
    Bank                                                      20,703       7.6        10,893       4.0       13,617       5.0
    Consolidated                                              22,265       8.1        10,930       4.0          N/A       N/A

As of December 31, 1998:
  Total capital--risk-based (to risk-weighted assets):
    Bank                                                     $17,809      11.4%      $12,455       8.0%     $15,568      10.0%
    Consolidated                                              23,602      14.8        12,722       8.0          N/A       N/A
  Tier 1 capital--risk-based (to risk-weighted assets):
    Bank                                                      15,858      10.2         6,227       4.0        9,341       6.0
    Consolidated                                              21,651      13.6         6,361       4.0          N/A       N/A
  Tier 1 capital--leverage (to average assets):
    Bank                                                      15,858       7.3         8,643       4.0       10,804       5.0
    Consolidated                                              21,651       9.8         8,858       4.0          N/A       N/A

(16) Fair Values of Financial Instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

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

Off-balance-sheet Instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 1999 and 1998 were not material.

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

Obligation Under Capital Lease: The carrying amount of the obligation under capital lease approximates its fair value.

The estimated fair value of the Company's financial instruments as of December 31, 1999 and 1998 are as follows:

                                                  December 31, 1999            December 31, 1998
                                                 ----------------------      ----------------------
                                                 Carrying        Fair         Carrying      Fair
(In thousands)                                    Value          Value         Value        Value
---------------------------------------------------------------------------------------------------
Assets:
  Cash and due
    from Banks                                   $ 16,721      $ 16,721      $ 10,559      $ 10,559
  Federal funds sold                               14,440        14,440        10,725        10,725
  Interest-bearing
    deposits in
other Banks                                           446           446           156           156
  Investment securities                            69,269        69,269        94,787        94,787
  Other investments                                 1,171         1,171         1,314         1,314
  Loans, net                                      165,194       164,791       131,160       131,923
Liabilities:
  Deposits:
    Noninterest-bearing                          $ 53,958      $ 53,958      $ 48,246      $ 48,246
    Interest-bearing
  demand and
savings                                            52,958        52,958        50,788        50,788
  Time deposits                                   126,025       125,997       119,613       119,516
  Federal Home Loan
  Bank advances                                    10,000        10,000        10,000        10,000
  Other borrowed funds                             11,371        11,371         5,987         5,987
  Obligation under
    capital lease                                      --            --            39            39


(17) Condensed Financial Information of Summit Bank Corporation (Parent Company Only)

Condensed Balance Sheets

                                                             December 31,
                                                        ----------------------
(In thousands, except share and per share amounts)        1999          1998
------------------------------------------------------------------------------
Assets
Cash and due from Bank                                  $    652       $   947
Investment in the Bank, at equity                         21,327        18,710
Investment securities available for sale                     774         2,903
Investment in non-Bank subsidiary                            145            --
Premises and equipment, net                                    2         2,034
Other assets                                                  11            71
Total assets                                            $ 22,911       $24,665
------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Accrued liabilities                                     $     96       $   160
Minority interest in non-Bank subsidiary                      29            --
Stockholders' equity:
  Common stock, $0.01 par value; 100,000,000
    shares authorized; 1,655,263 shares
issued and outstanding in 1999; 1,790,988
shares issued and outstanding in 1998                         18            18
  Additional paid-in capital                              13,498        15,731
  Accumulated other comprehensive
    (loss) income                                         (1,295)           25
  Retained earnings                                       10,565         8,731
Total stockholders' equity                                22,786        24,505
Total liabilities and stockholders' equity              $ 22,911       $24,665
------------------------------------------------------------------------------

Condensed Statements of Income

                                                              Years Ended December 31,
                                                           -----------------------------
(In thousands)                                               1999       1998       1997
----------------------------------------------------------------------------------------
Income:
  Interest on investment securities                        $  112      $  211     $    3
  Other (loss) income                                         (32)         10          7
  Dividend income received from Bank                          875         690        505
----------------------------------------------------------------------------------------
Total income                                                  955         911        515
Operating expenses                                            116          90         92
----------------------------------------------------------------------------------------
    Income before taxes and equity
  in undistributed net income
  of subsidiaries                                             839         821        423
Income tax (expense) benefit                                   13         (46)        32
----------------------------------------------------------------------------------------
  Income before equity in
    undistributed net income
of subsidiaries                                               852         775        455
Equity in undistributed net income
  of subsidiaries                                           1,873       1,994      1,995
Net income                                                 $2,725      $2,769     $2,450
----------------------------------------------------------------------------------------

Condensed Statements of Cash Flows
(Parent Company Only)

                                                                Years Ended December 31,
                                                           -------------------------------
(In thousands)                                              1999        1998        1997
------------------------------------------------------------------------------------------
   Cash flows from operating activities:
     Net income                                            $ 2,725     $ 2,769    $ 2,450
     Adjustments to reconcile net
     income to net cash provided
   by operating activities:
         Depreciation                                           56          72         70
         Net losses (gains) on sales of
     investment securities
   available for sale                                           32         (10)        --
         Equity in undistributed net
     income of subsidiaries                                 (1,873)     (1,994)
         Decrease (increase) in
     other assets                                               60          (7)        (9)
         (Decrease) increase in
     other liabilities                                         (18)         58         (5)
   Net cash provided by
     operating activities                                      982         888        511
------------------------------------------------------------------------------------------
   Cash flows from investing activities:
     Purchases of investment
     securities available for sale                          (2,000)     (3,699)      (700)
     Proceeds from sales of investment
     securities available for sale                           1,966       1,508         --
     Proceeds from maturities of
     investment securities available
     for sale                                                2,000          --         --
     Contributions to non-Bank subsidiary                     (119)         --         --
     Purchases of premises and equipment                        --         (17)       (17)
   Net cash provided by (used in)
     investing activities                                    1,847      (2,208)      (717)
------------------------------------------------------------------------------------------
   Cash flows from financing activities:
     Dividends paid to shareholders                           (891)       (696)      (502)
     Issuance of common stock upon
     exercise of options and warrants                           --       3,248        811
     Repurchase of common stock
     classified as unissued                                 (2,233)       (447)        --
   Net cash (used in) provided
     by financing activities                                (3,124)      2,105        309
------------------------------------------------------------------------------------------
   Net (decrease) increase in
     cash and cash equivalents                                (295)        785        103
   Cash and cash equivalents at
     beginning of year                                         947         162         59
   Cash and cash equivalents at
     end of year                                           $   652         947        162
   Supplemental disclosure of cash paid
     during the year--income taxes                         $   977       1,329        930
   Supplemental disclosure of noncash
     investing activities--pushdown of
     building to Bank                                      $ 1,976     $    --    $    --
------------------------------------------------------------------------------------------

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 2000 is $3,870,000 plus 2000 net earnings of the Bank. At December 31, 1999, $17,457,000 of the Parent Company's investment in the Bank is restricted as to dividend payments from the Bank to the Parent Company.

(18)     Supplemental Financial Data

Components of other noninterest expenses in excess of 1% of total interest and other income for any of the respective years are as follows:


                                                                Years Ended December 31,
                                                           -------------------------------
(In thousands)                                              1999        1998        1997
------------------------------------------------------------------------------------------
   Data/item processing                                    $   660     $   486    $   323
   Legal fees                                                  511         301        181
   Marketing and community relations                           266         290        228
   Telephone                                                   321         268        233
   Postage and courier                                         273         268        198
   Accounting and other professional                           278         218        182
   Other losses                                                464          80        161


(19)     Acquisition

On June 30, 1998, the Company acquired all of the issued and outstanding common stock of California Security Bank ("CSB"), a single-office California state chartered bank located in San Jose, California, for a cash price of $6,217,000, including acquisition costs. The acquisition was recorded by the Company under the purchase method of accounting. Goodwill of approximately $1,697,000 was recorded in connection with the purchase and is being amortized over 20 years on a straight-line basis. Amortization expense of approximately $86,000 and $46,000 was recorded during the years ended December 31, 1999 and 1998.

The fair values of assets acquired and liabilities assumed were as follows:

(In thousands)
---------------------------------------------------------
Cash and due from Banks                          $  1,845
Federal funds sold                                  3,835
Investment securities available for sale           13,948
Loans, net                                         18,742
Premises and equipment                                 74
Deferred tax assets                                 2,017
Other assets                                          747
Deposits                                          (36,356)
Other liabilities                                    (332)
Fair value of net assets acquired                   4,520
---------------------------------------------------------
Cash paid to shareholders                           6,000
Acquisition costs                                     217
Total purchase price                                6,217
Cost over fair value of net assets acquired      $  1,697
---------------------------------------------------------


The net cash paid was $537,000.

(20)     Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, was adopted by the Company on January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive income which is defined as non-owner related transactions in stockholders' equity. Prior period amounts have been reclassified to reflect the application of the provisions of SFAS No. 130. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 1999, 1998, and 1997.

                                                                                     Tax
                                                            Pretax     (Expense)  Net of Tax
   (In thousands)                                           Amount      Benefit     Amount
   --------------                                           ------      -------    ------
   December 31, 1999:
     Net unrealized holding losses
     on investment securities
   available for sale                                      $(1,988)    $   747    $(1,241)
     Add reclassification adjustment
       for net losses realized in
   net income                                                 (127)         48        (79)
   Other comprehensive income (loss)                       $(2,115)    $   795    $(1,320)
   --------------------------------------------------------------------------------------
   December 31, 1998:
     Net unrealized holding losses
     on investment securities
   available for sale                                      $   (25)    $     9    $   (16)
     Less reclassification adjustment
     for net gains realized in
   net income                                                  211         (80)       131
   Other comprehensive income (loss)                       $  (236)    $    89    $  (147)
   --------------------------------------------------------------------------------------
   December 31, 1997:
     Net unrealized holding gains
     on investment securities
   available for sale                                      $   295     $  (111)   $   184
     Less reclassification
     adjustment for net gains
   realized in net income                                      162         (61)       101
   Other comprehensive income                              $   133     $   (50)   $    83
   --------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders
Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



Atlanta, Georgia
January 28, 2000

CORPORATE AND SHAREHOLDER INFORMATION
BOARD OF DIRECTORS

Jack N. Halpern, President, Halpern Enterprises, Inc.,
   Chairman, Summit Bank Corporation

Gerald L. Allison, CEO and Chairman, AJC International, Inc.,
   Vice Chairman, Summit Bank Corporation

Pin Pin Chau, Chief Executive Officer,
   Summit Bank Corporation,
   President and CEO, The Summit National Bank

David Yu, President, Summit Bank Corporation,
   Chairman, The Summit National Bank

James S. Lai, Professor, Georgia Institute of Technology,
   Owner, Pavtec Engineering Technology, Inc.,
Vice Chairman, The Summit National Bank

Aaron I. Alembik, Retired, Attorney at Law

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

Sion Nyen Lai, President, Fulton Beverage Center, Inc.

Shih Chien Lo, President, Lo Brothers Associates

Nack Paek, President, Government Loan Service Corp., Inc.

Carl L. Patrick, Jr., Director, Carmike Cinemas, Inc.

Cecil M. Phillips, Principal, Phillips International, L.P.

W. Clayton Sparrow, Jr., Partner, McCullough Sherrill, LLC

Howard H.L Tai, Private Investor

P. Carl Unger, Ph.D., President, Boxtree Farm Enterprises

EXECUTIVE OFFICERS

Pin Pin Chau, Chief Executive Officer,
   Summit Bank Corporation,
   President and CEO, The Summit National Bank

David Yu, President, Summit Bank Corporation,
   Chairman, The Summit National Bank

Gary K. McClung, Secretary, Executive Vice President and
   Principal Financial Officer, Summit Bank Corporation, Executive Vice President and Chief Financial Officer, The Summit National Bank

H. A. Dudley, Jr., Executive Vice President,
   Summit Bank Corporation,
Executive Vice President, The Summit National Bank

TRANSFER AGENT

SunTrust Bank
Corporate Trust Department
58 Edgewood Avenue
Room 225
Annex Building
Atlanta, Georgia 30303

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Saturday, April 29, 2000, at 10:00 a.m., at the Atlanta Marriott Perimeter Center, 246 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346.

FORM 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 1999, is available without charge to stockholders upon request. Write or call Gary K. McClung, Executive Vice President, The Summit National Bank, 4360 Chamblee Dunwoody Road, Atlanta, Georgia 30341, (770) 454-0400.

THE SUMMIT NATIONAL BANK

CORPORATE HEADQUARTERS/MAIN OFFICE
4360 Chamblee Dunwoody Road
Atlanta, Georgia 30341
(770) 454-0400



ASIAN BANKING CENTER
3490 Shallowford Road
Chamblee, Georgia 30341
(770) 455-1772

VININGS OFFICE
2727 Paces Ferry Road NW
One Paces West, Suite 150
Atlanta, Georgia 30339
(770) 432-1000


EAST MARIETTA OFFICE
595 Franklin Road
Marietta, Georgia 30067
(770) 421-0200


PEACHTREE CORNERS OFFICE
3280 Holcomb Bridge Road NW
Norcross, Georgia 30092
(770) 582-0705


SAN JOSE OFFICE
1694 Tully Road
San Jose, California 95122
(408) 270-1500


www.summitbk.com