Form 10-K, Exhibit 13
period 2000-12-31
SUMMIT BANK CORP
filed 2001-04-02
CIK 820067

                                                                      EXHIBIT 13


                                COMPANY PROFILE


         Summit Bank Corporation is an Atlanta-based bank holding company. The Summit National Bank, its wholly-owned subsidiary, is a full service financial institution that since its inception in 1987 has specialized in commercial banking services for small to mid-size businesses, as well as international trade finance for businesses of all sizes.

         Summit serves a diverse customer base through its four bank branches in metropolitan Atlanta, Georgia, and one in San Jose, California. Summit is the leading commercial bank in numerous ethnic communities within those two cities, serving Chinese, Korean, Vietnamese, German, Asian-Indian and Latin-American markets, among others.

         Summit Bank Corporation lists its common stock on The Nasdaq Stock Market(R) under the trading symbol "SBGA."

About the cover: "Summit Means Business" is more than just a slogan. It's the guiding principal of Summit Bank Corporation, as employees are devoted to providing the best service possible for all customers. As 2000 drew to a close, that slogan could be applied to the performance of the bank's stock, as its price per share - illustrated by the chart on the cover -- rose more than 40% during the year.


                                    [CHART]

                            SELECTED FINANCIAL DATA

As of December 31,                                             2000         1999         1998         1997         1996
=======================================================================================================================
(dollars in thousands, except share and per share data)
BALANCE SHEET DATA
Total assets                                             $  283,403   $  281,268   $  263,161   $  180,296   $  154,248
Loans                                                       190,354      167,719      133,496       98,892       85,808
Deposits                                                    239,274      232,941      218,647      144,795      132,899
Stockholders' equity                                         25,950       22,786       24,505       19,778       16,936


Year ended December 31,                                        2000         1999         1998         1997         1996
=======================================================================================================================
STATEMENT OF INCOME DATA
Net interest income                                      $   14,269   $   12,002   $    9,944   $    8,005   $    6,836
Provision for loan losses                                     1,250          889          455          540          404
Non-interest income                                           3,530        3,326        3,575        3,460        3,361
Non-interest expenses                                        10,692       10,215        8,792        7,156        6,411
Net income                                               $    3,787   $    2,725   $    2,769   $    2,450   $    2,208

PER SHARE DATA
Book value per share at year end                         $    13.11   $    11.48   $    11.55   $    10.88   $     9.75
Basic earnings per share                                       1.91         1.33         1.30         1.42         1.31
Diluted earnings per share                                     1.91         1.33         1.28         1.25         1.19
Weighted-average shares outstanding - basic               1,983,611    2,055,982    2,127,612    1,723,228    1,689,226
Weighted-average shares outstanding - diluted             1,983,611    2,055,982    2,165,794    1,959,103    1,855,598
Dividends declared                                       $      .72   $      .52   $      .39   $      .35   $      .31

RATIOS
Return on average assets                                       1.35%        1.04%        1.24%        1.47%        1.59%
Return on average equity                                      15.94%       11.60%       11.89%       13.36%       13.80%
Net interest margin                                            5.67%        5.07%        4.90%        5.26%        5.44%
Non-performing assets/total loans and other real estate        1.06%         .77%        2.70%        1.80%        1.07%

Note: Share and per share data have been adjusted for the 20% stock dividend paid to all shareholders of record February 15, 2001.

                                  Total Loans
                             in millions of dollars
                                    [CHART]


                                   Net Income
                             in millions of dollars
                                    [CHART]


                                Book Value/Share
                                    [CHART]

                                    [PHOTO]

                  Shown left to right: David Yu, Pin Pin Chau,
                           Gary McClung, Alec Dudley


TO OUR SHAREHOLDERS


What a way to start a millennium!

         The year 2000 was tremendous, the best in the history of the Summit Bank Corporation. Our growth and financial stewardship were extraordinary, a true testament to the guidance of our Board of Directors and executive team along with the skillfulness and efficiency of our dedicated employees.

         The proof is in the numbers, and what numbers they are - - net income grew 39% to nearly $3.8 million. Our diluted earnings per share increased 44% over 1999 to $1.91, adjusted for a 20% stock dividend effective February 15, 2001 Those financial facts are indeed a particular source of pride for our employees, officers and board members, who have been accustomed to seeing the company regularly achieve financial success and steady growth since our inception in 1987.

         So, what went right in 2000? The company's record-setting achievement was the culmination of many factors, not the least of which is the dedication of a 105-member team of professionals that is focused every day on providing our customers with unparalleled levels of attentive, individualized service.

         At Summit, we don't pay lip service to the phrase customer service. We take it seriously, and when stellar service is blended with prudent financial management, the result can be a significant enhancement to shareholder value. And that certainly was the case in 2000 - the price per share of our common stock increased more than 40% during the year; we paid a record cash dividend of $0.72 per share (up 38%); and our return on equity was 15.9%, a sharp increase over 1999.

         The seeds for success in 2000 were actually sown in 1999, when the Board of Directors and executive management implemented a new, strategic business plan. A keystone of that plan was an aggressive campaign to build Summit's portfolio of quality loans, in a manner that approaches the company's ongoing growth of its deposit base.

In the pages that follow, we'd like to show you some samples of the markets we serve, Summit's products, and our direction for the future.

         Our timing to implement that plan could not have been better in 2000, as rising interest rates helped fuel our strong interest margins. In 2000, net loans grew a solid 13%. While this is great news, another factor of positive significance was that loan quality remained high with the percentage of non-performing loans remaining at the same level of a year earlier, just 0.8%.

         Loan volume was especially strong in our San Jose office, where the lending portfolio has more than doubled in two years - a validation of our decision to move into the California market via acquisition in 1998.

         An effort to reposition our balance sheet also contributed to our growth in 2000, as more of our assets were shifted from lower-interest bearing investments into higher margin loans. A simultaneous effort to contain the growth of operating costs was another key factor in our performance. The consolidation of our East Marietta office into our Vinings office this year was a cost-saving measure that had little impact on customer service, but had a very positive effect on our cost structure.

         Last year also marked the beginning of a new initiative -- CashMart, Inc., which offers payroll check cashing services at three locations in Atlanta.

         While thrilled and proud of our performance in 2000, we won't rest on our laurels. "Summit Means Business" is evident in all we do, and always will be.

         In the pages that follow, we'd like to share some stories of just how "Summit Means Business." The three customers we profile are vastly different, in size and the geographic or customer markets they serve. But they share at least one key trait - each has grown and prospered thanks, in part, to the people of Summit, who listen, who learn their business and who strive to deliver the right solutions to fit their needs.

         Thanks to all of our employees for making 2000 such a record year and to our shareholders for their unwavering support.

Sincerely,


/s/ James S. Lai                    /s/ Pin Pin Chau

Dr. James S. Lai                    Pin Pin Chau
Chairman                            Chief Executive Officer
Summit Bank Corporation             Summit Bank Corporation
                                    The Summit National Ban

Summit Bank has consistently been ranked one of the top SBA lenders in the state of Georgia.


OUR MARKETS


[PHOTO]


Summit is the bank of choice for numerous businesses in metropolitan Atlanta and San Jose. Many of those customers rely on Summit's full suite of commercial banking and trade finance expertise as they, in turn, do business with clients and vendors all over the United States and in more than 40 countries.

         But not all have markets that are so far reaching. Some have a customer-base that extends around the corner, down the block and - in the case of Tropicana Foods, Inc., a privately-owned grocery store -- throughout a predominantly Hispanic neighborhood of East San Jose, California.

         Each day, longtime business partners Henry Nguy and Dan Duran and their employees at Tropicana serve some 2,500 customers in their 22,000-square-foot full-service grocery store, which also features an in-store tortilla bakery. Tropicana, which has always catered to the specific needs and cultural tastes of its community, is bustling with activity from early morning until late in the evening.

         At some point during each long workday, Nguy and Duran manage to break away from their store duties to pay a visit to Summit to handle their basic banking transactions, like making deposits and filling orders for change. It's a necessary business function that the Tropicana partners are happy to say has long been a part of their daily routine.

         "We're always in a hurry," noted Nguy, who became a Summit customer when the bank acquired California Security Bank in 1998. "Summit is convenient for us, and the service is fast - and has gotten even faster since Summit took over."

We concentrate on delivering outstanding service and personal attention to all of our customers.


         Although the Tropicana partners are always on the go, they appreciate the friendly and attentive service of branch manager Trinh Diep and his staff. "They make us feel special, always acknowledging us by name and taking the time to chat and ask how we're doing," said Duran. "The service is very good."

         Nguy and Duran appreciate good, reliable and consistent service -- because it's the key to the ongoing success of their grocery business, too. "Our customers expect the best from us every time they enter the store," said Nguy. "That's what keeps them loyal to us."

         Even in their brief treks to Summit, the Tropicana partners feel right at home. "Lots of our customers are Summit customers, too," Duran said.

         Tropicana is just one of hundreds of small business customers that are served by Summit, and these customers are truly the foundation of the bank. Summit is active in Atlanta, Georgia and San Jose, California--two of America's leading markets for small business growth, international trade activity and thriving ethnic communities.

         We concentrate on delivering outstanding service to small business, international trade and ethnic customers. Small companies value the lengths to which the people of Summit go to understand their business - and in valuing the importance of their particular needs and banking requirements.

         Companies engaged in international trade recognize how our knowledge helps them make the most of global opportunities. Ethnic customers quickly learn that Summit speaks their language -- often literally speaks their language. More importantly, they know that Summit's employees will always take the time to "speak the language" of their business and to provide efficient and culturally sensitive service.


Henry Nguy, Dan Duran - Tropicana Foods
Although the Tropicana partners are always on the go, they appreciate the friendly and attentive service. . . "They make us feel special, always acknowledging us by name."

[SUMMIT LOGO]


Through Summit's diverse staff, over 20 languages are spoken fluently.


Our Products


Different customers have different needs - needs that change, sometimes quite suddenly, as a business evolves, prospers and grows.

         For the Access Group, a wholesale provider of property and casualty products, the types of banking services required haven't changed dramatically in its six years as a Summit customer. But the volume of business certainly has increased.

         Each month, Access receives more than 100,000 premium payments from its insurance policy holders. These checks need to be processed quickly, in order for Access to properly manage its cash flow and to ensure that the company is promptly notified of any checks drawn on accounts with insufficient funds.

         Summit's cash management services play a key role in that process, as a sophisticated check imaging system reduces the amount of paper processed each day and greatly enhances the ability to detect fraudulent checks. But it's the people behind the technology that has endeared Access to Summit.

         "Our relationship with Summit has been excellent," said Michael McMenamin, CEO of Access. "We're a highly automated transactional-intense company, but Summit's personal attention and service are the most important to us."

         Access generates more than $50 million in revenues annually and employs more than 180 workers in its new, Summit-financed, 30,000-square-foot headquarters in Atlanta, Georgia. That's a far cry from the six employees squeezed into a small office in Midtown Atlanta, where Access was born in 1994. And Summit has been along for every mile of the ride.


                               [PHOTO: WEB PAGE]

                            [PHOTO: BANKTOUCH PHONE]

                             [PHOTO: BANKTOUCH NET]

                             [PHOTO: BANKTOUCH ATM]

Summit customers can draw on a full range of products and services to fit their banking needs.


         According to Dan Lazarek, Chief Financial Officer of Access, "Summit has always been very creative in finding the right solutions for us, whether it's financing or cash management. They've always been easy to deal with, and the level of service is outstanding. Not a day goes by that I don't get a call from Summit about one of the many services they provide to us."

         Usually, that call is from Heidi Hein, Vice President and Manager, Private Banking, for Summit. Soon, she'll be on the phone or visiting McMenamin and Lazarek, to share some excellent news: Summit's cash management services are about to get even better.

         In 2001, Summit will introduce a state-of-the-art check processing center that will generate monthly statements electronically, and thus quicker; transmit returned checks electronically, rather than through the mail; and include a process that allows Access and other customers to electronically debit the banking accounts of their policy holders.

         The new service is in line with Access' commitment to reducing overhead costs and simplifying the interaction with its many customers. "We're a traditional business that has leveraged technology. We take payments now electronically via the internet and over the phone," explained McMenamin. "This new system is just what we need." And just what he's grown to expect from Summit.

         Like Access, Summit customers can draw on a full range of products and services to fit their banking needs. From international letters of credit to SBA loans, Summit gives its commercial customers the tools needed to conduct business better.

Michael McMenamin, CEO - Access Group
"Summit has always been very creative in finding the right solutions for us, whether it's financing or cash management. They've always been easy to deal with, and the level of service is outstanding."

[SUMMIT LOGO]

Summit has correspondent banking relationships with over 200 financial institutions around the world.

Our Future


Summit's future has never been brighter, and will include ongoing technological advancements in operations and at the customer level.

         The future is also very bright for Allan Nelkin, President of Halco Lighting Corporation, a Norcross, Georgia-based, rapidly growing supplier of light sources. Each month, Halco ships millions of light bulbs to resellers throughout North America, Asia and Latin America.

         But in 1991, when Nelkin was trying to purchase the lighting division of an Atlanta-based import company, his vision of owning this business seemed destined to fade into darkness even before it had begun.

         "I knew merchandising from my previous career," explained Nelkin, who spent years running other businesses before he pursued purchasing the company. "I saw Halco's potential, but at the time the company didn't have a solid track record. I shopped all the big banks and couldn't get anyone to even listen to me."

         That's when Summit entered the picture. Needing a line of credit to acquire the light bulbs he would sell to wholesalers, Nelkin sat down with a Summit business development officer - who then became Nelkin's advocate with Summit's loan committee.

         "What impressed me most was Summit's approach. The loan officer really listened to me and understood my needs, and she then sold me to the loan committee," explained Nelkin.

         Nelkin's first line of credit was capped at $100,000, enough for him and his six-employee staff to keep the business

Summit is well equipped to ride the tidal wave of America's future diversity and globalization by capitalizing on our technological resources and investing in our people.


afloat. Ten years later, his line of credit is well into seven figures -and he and his 30 employees in Norcross, Georgia and Houston, Texas have seen their business quadruple in size.

         "Our formula for success is service, high quality and reasonable pricing," said Nelkin. "When you need light bulbs, you need them NOW. The same is true for my banking needs; when I need money, I need it now, and Summit has always been there for me."

         These days, the same banks that once ignored him come knocking on Halco's door. And he admits he'll entertain a sales pitch now and then.

         "But I'm a loyal person, and I'll never forget that $100,000 I got from Summit 10 years ago," recalled Nelkin, who also keeps personal and commercial deposit accounts with Summit. "They gave me a chance to prove myself. It's been a great partnership."

         As businesses evolve, they can sometimes outgrow their bank. But Summit has grown right alongside its customers, continuing to add to its suite of international banking, business lending, business deposit and cash management services.

         In Summit's immediate future is the launch of BankTouch Net, an online banking service for consumer and business customers. Development efforts are currently underway to deliver access to BankTouch Net in six languages. Other technological advancements, in cash management and back office processing services, will continue to position Summit as a full-service bank throughout the markets it serves.

Allan R. Nelkin, President - Halco Lighting
"Our formula for success is service, high quality and reasonable pricing . .
 .When you need light bulbs, you need them NOW. The same is true for my banking needs; when I need money, I need it now, and Summit has always been there for me."

[PHOTO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Performance Overview for 2000

Summit Bank Corporation (the "Company" or "Summit") reported record net income of $3,787,000 in 2000 representing a 39% increase over last year's results of $2,725,000. The stable rate environment and healthy economy during the year 2000 contributed to the Company's strong net interest margin of 5.67%, compared to 5.07% in 1999. Coupled with continued strong loan growth, net interest income after loan loss provision increased $1.9 million, or 17%, from 1999. Total loans grew to $190 million from $168 million at December 31, 1999, a 14% increase. Although total assets at December 31, 2000 were fairly flat compared to total assets at the end of 1999, a change in the mix of earning assets was the catalyst for stronger earnings. Lower yielding investment securities were liquidated to fund higher yielding loan growth. Investment securities decreased to $59 million from $70 million at the end of last year. The Company's average earning assets grew 6% in 2000. Another factor contributing to the success of 2000 was the containment of overhead expenses, which increased only 4.7% over last year, an improvement from double-digit growth rates in prior years.

Diluted net income per share for 2000 increased to $1.91 from $1.33 in 1999, an improvement of 44%. Diluted net income per share in 1998 was $1.28. In late 1998, the Company purchased 24,375 shares of its outstanding common stock under an announced stock repurchase plan. During early 1999, the Company purchased the remaining 65,265 shares under this plan for a total of approximately 5% of its outstanding shares. In May 1999, Summit announced a plan to repurchase an additional 70,000 shares of its common stock, which was accomplished by October 1999. In August 2000, the Company announced a plan to repurchase an additional 50,000 shares, under which 9,600 shares had been purchased by December 31, 2000. While the increase in net income per share was primarily due to the improvement in earnings, stock repurchases also contributed to the stronger earnings per share results. The weighted-average number of common and common equivalent shares outstanding was 1,983,611, 2,055,982 and 2,165,794 in 2000, 1999 and
1998, respectively. Earnings per share and weighted-average shares outstanding were restated for all periods due to a 20% stock dividend declared by the Company on February 5, 2001.

The Company's return on average assets was 1.4% in 2000, a strong improvement over the return of 1.0% for the previous year. By comparison, according to the Uniform Bank Performance Report ("UBPR") as of September 30, 2000, the Bank's peer group, i.e. commercial banks with assets between $100 million and $300 million and three or more branches in a metropolitan area, posted a return of 1.2% of average assets. For the past six years, the Company has posted returns on average assets of 1.0% or better. Primarily as a result of strong net earnings, Summit's return on average equity also increased to 15.9% in 2000 from 11.6% in 1999.

Included in the results of the Company are the operations of CashMart, Inc., the Company's 80%-owned subsidiary. In its first full year of operations, the check cashing company generated a loss of $86,000. The subsidiary is expected to break-even in late 2001.

This discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expression about our confidence and strategies and our expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may be identified by such forward-looking terminology as "expect", "believe", "anticipate", "may", "will", or similar statements or variations of such terms. Such forward-looking statements involve certain risk and uncertainties, including, but not limited to, the direction of interest rates, continued levels of loan quality, origination volume, continued relationships with major customers and referrals for sources of loans, the effect of economic conditions and regulatory barriers, and the effect of tax and legal structures. Actual results may differ materially from such forward-looking statements. Summit assumes no obligation for updating any such forward-looking statements at any time.

The Company's common stock is listed on the Nasdaq Stock Market under the trading symbol of "SBGA". The following table sets forth: (1) the high and low sales price for the common stock as reported by Nasdaq; and (2) the amount of the quarterly dividends declared on the common stock during the periods indicated.

                             Sales Price          Cash Dividend
Calendar period         High              Low        Declared
--------------------------------------------------------------
2000
--------------------------------------------------------------
First Quarter         $  13.25        $  11.25        $    .18
Second Quarter           16.88           14.13             .18
Third Quarter            16.75           11.94             .18
Fourth Quarter           17.63           15.32             .18

1999
--------------------------------------------------------------
First Quarter         $  19.00        $  14.75        $    .10
Second Quarter           17.38           14.31             .12
Third Quarter            17.44           14.31             .12
Fourth Quarter           16.50           11.00             .18
--------------------------------------------------------------

The Company is a legal entity separate and distinct from The Summit National Bank (the "Bank"), its banking subsidiary, and its revenues depend primarily on the payment of dividends from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Further restrictions could result from a review by regulatory authorities of the

Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 2001 is limited to current year earnings of the Bank and, accordingly, the Company's investment in the bank subsidiary is substantially restricted as to dividend payments from the Bank to the Company. In 2000, the Company's cash dividend to shareholders was $.72 per share, an increase of 38% over 1999 dividends of $.52 per share.

The Company has three brokerage firms that make a market in its stock. During the most recent year, 715,400 shares of the Company's common stock traded on the open market.

Total assets reported by the Company at December 31, 2000, were $283 million compared to $281 million at the prior year-end. While the comparative period-ends reflect only a growth of 1%, it is important to note that total assets at December 31, 1999, included approximately $10 million of temporary funds in anticipation of possible year-end contingency needs of Bank customers due to the century date change. These funds were very short-term in nature, yet resulted in higher total assets for the beginning of 2000. The majority of the Company's loan growth in 2000 consisted of commercial loans. New SBA loans generated in 2000 totaled $11.4 million, of which the Bank subsequently sold $2.1 million of the guaranteed portions in the secondary market. Total deposits grew $6 million, or 3%, for the comparable year-ends, however, absent the temporary funds at December 1999, actual growth was approximately 7%. While total time deposits were flat at the end of the year compared to last year's ending total of $126 million, the deposit growth was realized entirely in non-interest-bearing demand deposits. These deposits increased 12.5% from December 31, 1999 and represented 25.4% of total deposits at December 31, 2000. This growth rate for non-interest-bearing deposits was also a contributing factor to the improvement in the net interest margin. Overnight sweep account balances declined at year-end to $4.8 million compared to $11.4 million at December 31, 1999, as customers took advantage of strong time deposit rates during the latter part of the year. Overnight sweep accounts pay tiered rates that averaged about 4% last year.

Net interest income increased $2.3 million, or 19%, to $14 million in 2000. The net interest margin for 2000, at 5.67%, compared favorably to a peer group average of 4.77% reported in the September 30, 2000 UBPR. While average interest-bearing deposits were flat during 2000 compared to the prior year, average interest-earning assets grew $15 million, thus improving the interest margin. The provision for loan losses increased to $1,250,000 in 2000 from $899,000 in 1999, primarily due to the strong loan growth in 2000. Non-interest income of $3.5 million increased 6% in 2000 as a result of recoveries of charged-off assets associated with the California Security Bank acquisition that were previously classified as losses. Gains recognized on sales of SBA loans were also much lower than the previous year. As the secondary market for guaranteed SBA loans softened throughout 2000, the Company pursued the strategy of retaining guaranteed portions of these loans, which further contributed to loan growth and higher interest income.

Fourth Quarter 2000 Results

Net income for the fourth quarter of 2000 was $803,000, which was flat compared to the same period in 1999. Increases in fourth quarter net interest income over fourth quarter 1999 were offset by lower non-interest income as well as a higher loan loss provision, up $150,000. Comparing fourth quarter 2000 and 1999, the increase in net interest income was principally due to the mix of higher average earning assets resulting from the movement from investment securities to loans in 2000. Non-interest income was lower this year in fourth quarter compared to last year because gains on sales of SBA loans were lower by $171,000 and overdraft charges were down $66,000. Average overdrafts declined 33% to $115,000 in 2000 from 1999, resulting in the decline in overdraft charges. Non-interest expenses were flat this year in the fourth quarter at $2.7 million compared to last year. However, the Bank incurred an unusual fraud loss of $320,000 during December 1999, causing last year's fourth quarter expenses to be higher than normal. Exclusive of this loss, non-interest expenses for the fourth quarter this year would have been 8% higher than last year. The main increase to non-interest expenses this year compared to the fourth quarter of last year was salaries and benefits, which increased $445,000. Most of this increase was attributed to performance pay associated with the Company's record earnings growth over 1999. Basic and diluted net earnings per share for the fourth quarter were $.41 per share for both 2000 and 1999, adjusted for the February 2001 stock dividend. The Company's dividend in fourth quarter 2000 was $.18 per share, no change from fourth quarter 1999.

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

Net interest income increased 19%, or $2.3 million, to $14 million in 2000 as compared to 1999. Average interest-earning assets increased 11%, or $15 million, accounting for most of the increase in interest income. Average loan balances represented all of the increase in average interest-earning assets, since the levels of investments and federal funds sold declined on average. The average yield on loans increased over 50 basis points during 2000, partly due to retention of higher yielding SBA guaranteed loans. Average interest-bearing liabilities increased 11%, or $6.7 million, in 2000. This volume increase was realized in other borrowed funds instead of deposits, which only grew $500,000 on average. Interest expense increased primarily as a result of higher time deposit rates in 2000. Another important factor in the Company's stronger net interest income was the increase in non-interest bearing deposits, which posted a growth rate of 13%. At December 31, 2000, 25% of all customer deposits were in non-interest bearing accounts, compared to a UBPR average of 17%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Net interest income increased $2.1 million, or 21%, to $12 million in 1999 compared to 1998. Average interest-earnings assets increased 17%, or $34 million, which helped offset the decline in the yield due to falling interest rates for loans and investment products during 1999. Average loan balances represented a large portion of the increase in average interest-earning assets, increasing $36 million in 1999, while average investment securities volumes declined $440,000. Average interest-bearing liabilities increased 17%, or $26 million, in 1999. Included in this volume increase was average time deposits which grew $20 million. Volume increases in interest-bearing deposits were partially offset by the rate declines.

The following table sets forth information with respect to average balance sheet data and related interest income, expense, yields and rates for the years ended December 31, 2000 and 1999.

Average Balance Sheet Data
(Dollars in thousands)                                         2000                                    1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                 AVERAGE      INCOME/      YIELDS/       AVERAGE      INCOME/      YIELDS/
                                                BALANCES      EXPENSE       RATES       BALANCES      EXPENSE       RATES
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
   Loans(1)                                    $  179,161   $   18,701       10.44%    $  150,755   $   14,859       9.86%
   Investment securities                           67,523        4,347        6.44%        77,098        4,431       5.75%
   Federal funds sold                               4,718          281        5.96%         8,779          442       5.03%
   Interest-bearing deposits with other banks         203           18        8.87%           208           12       5.77%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                     251,605       23,347        9.28%       236,840       19,744       8.34%
-----------------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets:
   Cash and due from banks                         13,521                                  13,258
   Premises and equipment, net                      3,492                                   4,541
   Allowance for loan losses                       (3,019)                                 (2,393)
   Other assets                                    14,295                                   9,251
-----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-earning assets                  28,289                                  24,657
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                   $  279,894                              $  261,497
===================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing deposits:
   NOW accounts                                $   14,924   $      214        1.43%    $   14,700   $      206       1.40%
   Money market accounts                           24,825          792        2.85%        26,247          748       2.85%
   Savings deposits                                 9,160          231        2.52%         8,925          212       2.38%
   Other time deposits                            116,745        6,539        5.60%       115,230        5,749       4.99%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing deposits                   165,654        7,776        4.69%       165,102        6,915       4.12%
-----------------------------------------------------------------------------------------------------------------------------------
Other interest-bearing liabilities:
   Federal funds purchased                          1,073           74        6.90%           184            8       4.35%
   Federal Home Loan Bank advances                 12,246          809        6.61%         9,553          504       5.28%
   Other borrowed funds                            10,102          411        4.07%         7,561          316       4.18%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                189,075        9,070        4.80%       182,400        7,743       4.25%
-----------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities and
  stockholders' equity:
     Demand deposits                               58,311                                  51,757
     Other liabilities                              8,756                                   3,850
     Stockholders' equity                          23,752                                  23,490
-----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-bearing liabilities
   and stockholders' equity                        90,819                                  79,097
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity     $  279,894                              $  261,497
===================================================================================================================================
Interest rate spread                                                          4.48%                                  4.09%
Net interest income                                         $   14,277                              $   12,001
                                                            ==========                              ==========
Net interest margin (2)                                                       5.67%                                  5.07%
===================================================================================================================================

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $844,000 in 2000 and $929,000 in 1999.
(2) Net interest margin is net interest income divided by average total interest-earning assets.

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

                                                       2000 COMPARED WITH 1999(1)            1999 COMPARED WITH 1998(1)
(In thousands)                                              DUE TO CHANGES IN                      DUE TO CHANGES IN
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                NET                                   NET
                                                    AVERAGE      AVERAGE     INCREASE      AVERAGE      AVERAGE    INCREASE
Interest Income                                     VOLUME        RATE      (DECREASE)     VOLUME        RATE     (DECREASE)
-----------------------------------------------------------------------------------------------------------------------------------
Loans                                              $  2,922     $    962     $  3,884     $  3,476     $ (590)     $ 2,886
Investment securities                                (1,111)         962         (149)        (131)      (307)        (438)
Federal funds sold                                     (266)         105         (161)         (80)       (28)        (108)
Interest-bearing deposits with other banks               (1)           7            6                      (1)          (1)
-----------------------------------------------------------------------------------------------------------------------------------
Total interest income                                 1,544        2,036        3,580        3,265       (926)       2,339

Interest expense
-----------------------------------------------------------------------------------------------------------------------------------
NOW accounts                                              3            5            8           24        (16)           8
Money market accounts                                   (36)          70           34          (36)      (156)        (192)
Savings deposits                                          6           14           20           75       (101)         (26)
Other time deposits                                      76          713          789          908       (388)         520
Federal funds purchased                                  59            7           66            6         (1)           5
Federal Home Loan Bank advance                          161          144          305          (16)        19           3
Other borrowed funds                                    103            3          106          131        (16)         115
-----------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                  372          956        1,328        1,092       (659)         433
-----------------------------------------------------------------------------------------------------------------------------------
Change in net interest income                      $  1,172     $  1,080     $  2,252     $  2,173     $ (267)     $ 1,906
===================================================================================================================================

(1) The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.

Non-interest Income

The following table presents the principal components of non-interest income for the years ended December 31, 2000, 1999 and 1998.

(In thousands)                      2000     1999    1998
-----------------------------------------------------------
Fees for international banking
  services                          $1,417   $1,264  $1,172
Overdraft charges                      611      652     571
Service charge income                  543      505     352
Other                                  801      502     531
Gains on sales of loans                 99      271     463
SBA servicing fees                     187      259     275
Net (losses) gains on sales
   of investment securities           (128)    (127)    211
-----------------------------------------------------------
Total non-interest income           $3,530   $3,326  $3,575
===========================================================

Non-interest income increased $200,000 in 2000 to $3.5 million compared to $3.3 million in 1999. The increase was due primarily to higher international fee income and other income resulting from recoveries of $347,000 from a loan charged-off during the California Security Bank acquisition in 1998. Offsetting these two increases were lower gains on sales of SBA loans. Losses recognized on sales of investment securities in 2000 of $128,000 were virtually the same as those recognized in 1999. Combined service charges on deposit accounts and overdraft charges were also flat compared to last year.

Although average non-interest-bearing demand deposit balances grew $6.6 million in 2000, overdraft charges were $41,000 lower, offsetting an increase in service charges. International fee income increased to $1.4 million for 2000 compared to $1.3 million for 1999. The growth in international fees resulted from business development efforts during 2000 to expand our import and export transaction volumes. Summit's revenues from international operations are generated solely from import and export transaction fees, as the Company does not provide lending facilities to non-U.S. resident customers.

SBA loans sales produced gains of $99,000 for 2000 compared to $271,000 in the prior year due to Management's decision to sell fewer loans and retain the assets for interest yield. During 2000, the Company originated $11.4 million of new SBA loans compared to $15.3 million in 1999. Total guaranteed amounts sold for the comparable years were $2.1 million and $6.6 million in 2000 and 1999, respectively. The Company has consistently been recognized by the SBA as one of the most active lending institutions in the state of Georgia for several years. The Company's loan servicing portfolio for third parties was $40 million at year-end 2000, compared to $45 million at year-end 1999, and provided servicing fee income of $187,000 in 2000 and $259,000 in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


Total non-interest income decreased $249,000 in 1999 to $3.3 million due primarily to net losses of $127,000 recognized on sales of investment securities compared to net gains of $211,000 recognized in 1998. Increases in international fee income, overdraft charges and service charges on deposit accounts in 1999 compared to 1998 were also partially offset by fewer gains on sales of SBA loans. The decrease in SBA gains were due to lower premiums on sales.

Non-interest Expenses

The following table presents the principal components of non-interest expenses for the years ended December 31, 2000, 1999 and 1998.

(In thousands)                       2000     1999     1998
-----------------------------------------------------------
Salaries and employee benefits    $ 5,512  $ 4,718   $4,309
Net occupancy                         846      794      668
Professional services                 788      789      519
Equipment                             687      710      791
Data/item processing                  660      660      486
Other operating expenses              332      460      421
Telephone                             324      321      268
Postage and courier                   276      273      268
Other losses                          272      464       80
Marketing and community relations     215      266      290
Office supplies                       202      192      183
Travel                                130      103      115
Directors fees                        113       99       96
Insurance                             116      113       96
Property and business taxes            89      103       91
Goodwill amortization                  85       86       45
Dues and memberships                   62       64       66
-----------------------------------------------------------
Total non-interest expenses       $10,709  $10,215   $8,792
===========================================================

Management's efforts to control growth in operating costs produced a significant improvement in the increase in non-interest expenses from this year compared to prior year increases in costs. Total non-interest expenses increased $494,000, or 5%, in 2000 primarily due to growth in staffing throughout the Company. Salaries and employee benefits increased nearly $800,000 in 2000 to $5.5 million compared to the prior year as the year-end full-time equivalent staff increased to 108 from the December 31, 1999 total of 101. Much of this increase was attributed to performance pay previously discussed. Offsetting the higher salaries and benefits costs was a reduction in other losses to $272,000 from last year's total of $464,000. Losses in 1999 included one instance of fraud that totaled $320,000, causing an anomaly in overhead.

The operating efficiency ratio of the Bank improved substantially to 60.1% for the current year compared to 66.6% for 1999, primarily due to increased net interest income and controlled overhead expenses. The Bank's peer group showed an operating efficiency ratio for the nine months ended September 30, 2000, of 63.5%.

Non-interest expenses grew $1.4 million, or 16%, in 1999 primarily due to the full-year impact of the San Jose office acquired on June 30, 1998. Salaries and employee benefits increased $409,000 in 1999 to $4.7 million compared to the prior year, largely for this same reason. Legal fees, the largest portion of the accounting, legal and professional total, exceeded the prior year costs by $200,000 for a total in 1999 of $505,000. This increase corresponds directly to the increased non-performing loans, which peaked in early 1999. Considerable efforts were made to reduce the non-performing loans through collections and workout plans with very favorable results, albeit with increased legal fees. Increases in occupancy costs, up $126,000, were due to the lease costs of the new office in San Jose. Data processing expenses increased $174,000 over 1998 expenses, also largely due to the addition of the San Jose office in mid-1998.

In addition to the new office operations, 4% of the increase in non-interest expenses in 1999 was caused by the fraud occurrence in fourth quarter resulting in a loss of $320,000, as mentioned above. The loss resulted from a check-kiting scheme involving a Summit customer. Total operating losses during 1999 were $464,000, compared to $80,000 during the prior year.

Loan Portfolio

Loans are expected to produce higher yields than investment securities and other interest-earning assets. Thus the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. The Company experienced healthy loan growth in 2000, although the market has slowed somewhat from 1999. Average net loan balances in 2000 increased $28 million. Net loans outstanding increased to $187 million compared to $165 million at year-end 1999, an increase of 13%. The growth was due in large part to continued efforts by the lending department to make high-quality loans, in addition to stable economic conditions during the year. The San Jose office contributed approximately $5 million of this growth, representing 22% of the total loan growth for the Company. During 2000, the growth in the loan portfolio was primarily realized in commercial loans, with a $3.5 million increase to $48 million, and commercial loans secured by real estate, with an $18 million increase to $135 million. Consumer loans declined to $3 million at December 31, 2000, from $4.8 million at December 31, 1999, as loan liquidations exceeded consumer loan growth. The Bank's primary focus with its lending function is to provide credit services to small and medium-sized businesses, therefore, the large commercial loan portfolio. Less emphasis is placed on the generation of consumer loans, although in the process of providing credit services to businesses owners for assistance in their business, personal needs are also addressed.

The Company also experienced a strong increase in average net loan volumes in 1999 of $36 million. Net loans outstanding increased to $165 million compared to $131 million at year end 1998, an increase of 26%, due in large part to concentrated efforts by the lending department to make high-quality loans, as well as favorable economic conditions. The growth in the loan portfolio in 1999 over 1998 was primarily realized in commercial loans, with a $3.2 million increase to $45 million, and commercial loans secured by real estate, with a $33 million increase to $116 million. Consumer loans remained constant for a third year at approximately $5 million as of December 31, 2000, compared to the prior year-end.

The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At year-end 2000, 68% of the total loan portfolio had floating or adjustable rates, slightly higher than the 63% rate at the end of 1999.

The following table presents the composition of the Company's loan portfolio at December 31, 2000 and 1999.

                                                   2000                     1999
-----------------------------------------------------------------------------------------
                                             % of           % of
(Dollars in thousands)                      Amount          Loans       Amount      Loans
-----------------------------------------------------------------------------------------
Commercial, financial
   and agricultural                       $  48,360            26%    $  44,881       27%
Real estate--construction                     4,718             3         3,238        2
Real estate mortgage--
   primarily commercial                     129,794            70       112,815       69
Installment loans to individuals              3,041             2         4,769        3
Less: unearned income                        (1,341)           (1)       (1,559)      (1)
Loans, net of
   unearned income                          184,572           100%      164,144      100%
Loans held for sale--SBA                      5,782                       3,575
Less: allowance for loan losses              (3,141)                     (2,525)
-----------------------------------------------------------------------------------------
Net loans                                 $ 187,213                   $ 165,194
=========================================================================================

The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 2000.

                                Loans Maturing
-----------------------------------------------------------------------
                           Within         1-5        After 5
(In thousands)            1 Year         Years       Years       Total
-----------------------------------------------------------------------
Loans with:
  Predetermined
    interest rates     $    8,249   $    45,432    $  7,842   $  61,523
  Floating or
    adjustable rates       29,614        30,583      68,634     128,831
-----------------------------------------------------------------------
Total loans            $   37,863    $   76,015    $ 76,476   $ 190,354
=======================================================================

Allowance and Provision for Loan Losses

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due and other loans that management believes require special attention.

For purposes of determining the required allowance for loan losses and resulting periodic provisions, the Company segregates the loan portfolio into broad segments, such as: consumer, commercial and SBA loans. The Company provides for a general allowance for losses inherent in the portfolio for each of the above categories. The general allowance for losses on problem loans in these categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the problem loans are determined based upon historical loss experience and regulatory requirements. For loans considered impaired, specific allowances are provided in the event that the specific collateral analysis on each problem loan indicates that the probable loss upon liquidation of collateral would be in excess of the fair value of the collateral if the loan is collateral dependent or if the present value of expected future cash flows are less than the loan balance. For the remainder of the portfolio, general allowances for losses are calculated based on estimates of inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used for the portion of the allowance described above. Loss percentages used for this portion of the portfolio are generally based on historical loss factors adjusted where necessary for qualitative factors. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations, such as: trends in delinquencies and non-accruals; migration trends in the portfolio; trends in volume; the risk identification process; changes in the outlook for local and regional economic conditions; concentrations of credit; and peer group comparisons. In addition to the Company's internal loan review process, the Company also utilizes an independent loan review process in assisting with review of credit quality.

The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that management has determined to be adequate. The Company's provision for loan losses for 2000 was $1,250,000, compared to $899,000 in 1999. The increase is attributed to strong increases in loan volumes in 2000, since net charge-offs were actually lower in 2000 at $634,000 compared to $710,000 in 1999. Non-performing assets increased to $2 million at year-end 2000

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


from $1.3 million at year-end 1999. However, $595,000 of the 2000 year-end total was due to the closure of a branch office. The property was transferred from Bank-owned premises to Other Real Estate in June 2000. Additionally, non-performing loans consisted of five fully-guaranteed portions of SBA credits totaling $300,000, three commercial loans totaling $730,000 secured by business assets and one $400,000 commercial loan secured by real estate. The Company had allocated reserves totaling $446,000 for all non-performing loans. The December 31, 1999 balance included two SBA fully-guaranteed portions of credits totaling $494,000, a credit for $677,000 secured by real estate and a credit for $118,000 secured by business assets.

Net loan charge-offs in 2000 declined to .35% of average net loans outstanding from .47% in 1999. Gross charge-offs increased less than $100,000 to $1,041,000 this year compared to last year. The charge-offs in 2000 consisted primarily of commercial loans ranging in size from $10,000 to $260,000, as well as a total of approximately $100,000 for the unguaranteed portions of six SBA loans. Installment loan charge-offs represented only $9,000 of the total gross amount.

Net loan charge-offs in 1999 increased only slightly to .47% of average net loans outstanding from .35% in 1998. Gross charge-offs remained stable at $965,000 in 1999 compared to the prior year. The charge-offs in 1999 included a total of approximately $165,000 for the unguaranteed portions of three SBA loans. The remaining charge-offs consisted largely of commercial loans ranging in size from $20,000 to $160,000. Installment loan charge-offs represented $45,000 of the total gross amount, none of which was individually significant.

The allowance for loan losses represented 1.65% of total loans at December 31, 2000, compared to 1.51% at December 31, 1999, although non-performing loans were only slightly higher. The determination of the allowance for loan losses rests upon management's judgment about factors affecting loan quality, assumptions about the economy, and other factors; however, management's judgment is based upon a number of assumptions, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for the years ended December 31, 2000 and 1999.


                                                                           Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                        2000         1999         1998         1997         1996
----------------------------------------------------------------------------------------------------------------------
Allowance for loan losses at beginning of year              $2,525       $2,336       $1,468       $1,931       $1,686
Charge-offs:
   Commercial, financial and agricultural                      952          601          174        1,147          271
   Real estate                                                  80          319          714           76           --
   Installment loans to individuals                              9           45           63          192           41
----------------------------------------------------------------------------------------------------------------------
Total                                                        1,041          965          951        1,339          312
======================================================================================================================
Recoveries:
   Commercial, financial and agricultural                      263           79          419          300           99
   Real estate                                                 114          156          105           --           16
   Installment loans to individuals                             30           20           27           36           38
----------------------------------------------------------------------------------------------------------------------
Total                                                          407          255          551          336          153
======================================================================================================================
   Net charge-offs                                             634          710          400        1,003          159
   Provision for loan losses                                 1,250          899          455          540          404
   Loan loss allowance of acquired bank                         --           --          813           --           --
======================================================================================================================
Allowance for loan losses at end of year                    $3,141       $2,525       $2,336       $1,468       $1,931
======================================================================================================================
Allowance for loan losses to average loans outstanding        1.65%        1.67%        2.03%        1.58%        2.30%
Allowance for loan losses to net charge offs                   5.0x         3.6x         5.8x         1.5x        12.1x
======================================================================================================================

The amounts and percentages of such components of the allowance for loan losses at December 31, 2000 and 1999, and the percentage of loans in each category to total loans are presented in the table below.

                                                                2000                                      1999
----------------------------------------------------------------------------------------------------------------------------------
                                                       Allowance              % of              Allowance            % of
(Dollars in thousands)                            Amount         (%)          Loans       Amount          (%)        Loans
----------------------------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural           $1,515          48%           25%        $1,226           49%        25%
Real estate                                       1,587          51%           73%         1,196           47%        71%
Installment loans to individuals                     39           1%            2%           103            4%         4%
----------------------------------------------------------------------------------------------------------------------------------
Total                                            $3,141         100%          100%        $2,525          100%       100%
==================================================================================================================================

Non-performing Assets

As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 2000 and 1999, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $31,000 and $95,000, respectively.

Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired, either by foreclosure or unused bank branch properties. The Company's non-performing assets as a percentage of total loans and other real estate were 1.06% at December 31, 2000, as compared to .77% in the prior year. At December 31, 2000, the Company had non-accrual loans representing five fully-guaranteed portions of SBA loans totaling $300,000, three commercial loans totaling $730,000 secured by business assets and one $400,000 commercial loan secured by real estate. Additionally, other real estate owned of $595,000 was included in non-performing assets at December 31, 2000. This asset was classified as other real estate upon closure of a branch in June 2000. As of December 31, 2000, the Company is actively seeking a buyer for this property. The December 31, 1999 balance reflected one loan secured by real estate totaling $677,000, two fully-guaranteed SBA loans totaling $494,000 and a commercial loan for $118,000 which was secured by business assets of the borrower. There were no loans past due 90 days or more as to principal or interest payments and still accruing at either December 31, 2000 or 1999.

The following table presents an analysis of the Company's non-performing assets as of December 31, 2000 and 1999.

                                                                 December 31,
-----------------------------------------------------------------------------------
(Dollars in thousands)                                       2000             1999
-----------------------------------------------------------------------------------
Loans on non-accrual                                        $1,434           $1,289
Restructured loans                                              --               --
-----------------------------------------------------------------------------------
Other real estate owned                                        595               --
-----------------------------------------------------------------------------------
Total non-performing assets                                 $2,029           $1,289
===================================================================================
Loans 90 days past due and still accruing interest          $   --           $   --
Total non-performing assets as a percentage of
   total loans and other real estate                          1.06%             .77%
Loans 90 days past due and still accruing interest
   as a percentage of total loans                               --%              --%
===================================================================================


Impaired loans are defined as those loans as to which management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 2000 and 1999, respectively, the Company had loans totaling $1,434,000 and $1,289,000 that were considered impaired. Impaired loans at year-end 2000 included all non-accrual loans. Included in the allowance for loan losses at the end of 2000 and 1999, respectively, the Company specifically allocated $446,000 and $40,000 for these loans.

Management is not aware of any loans classified for regulatory purposes as loss, doubtful, substandard or special mention that have not been disclosed which (1) represent or result from trends or uncertainties, which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Management's Discussion and Analysis of
Financial Condition and Results of Operations  (continued)


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

At December 31, 2000, the Company's net loan to deposit ratio was 77% compared to a ratio of 71% at December 31, 1999, as a result of the strong loan growth in 2000. This growth was largely fueled by liquidations and maturities of investment securities rather than by deposit growth, which was slower than loan growth. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management and the Asset/Liability Committee generally attempt to maintain a balance between rate-sensitive assets and liabilities, as the exposure period is lengthened, to minimize the overall interest rate risk to the Company. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The Company's interest rate sensitivity position at December 31, 2000 is presented in the table below.

                                                Assets and liabilities repricing within
----------------------------------------------------------------------------------------------------------------------------
                                                   3 Months     4 to 6        7 to 12         1-5       Over 5
(Dollars in thousands)                              or less      Months        Months        Years       Years        Total
----------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans                                              $133,130     $  2,790      $ 10,440      $43,994     $    --     $190,354
Investment securities                                 5,627        1,573         9,146       15,303      26,268       57,917
Interest-bearing deposits with other banks              129           --            --           --          --          129
Federal funds sold                                    7,100           --            --           --          --        7,100
----------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                       145,986        4,363        19,586       59,297      26,268      255,500
============================================================================================================================

Interest-bearing liabilities:
Deposits                                             59,685       34,234        33,860       50,767           1      178,547
Federal Home Loan Bank advances                      10,000           --            --           --          --       10,000
Other borrowed funds                                  4,809           --            --           --          --        4,809
----------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                   74,494       34,234        33,860       50,767           1      193,356
============================================================================================================================
Interest sensitivity gap                             71,492      (29,871)      (14,274)       8,530      26,267       62,144
----------------------------------------------------------------------------------------------------------------------------
Cumulative interest sensitivity gap                $ 71,492     $ 41,621      $ 27,347      $35,877     $62,144     $ 62,144
----------------------------------------------------------------------------------------------------------------------------
Cumulative sensitivity ratio
(Cumulative interest-earning assets/cumulative
 interest-bearing liabilities)                         1.96         1.38          1.19         1.19        1.32         1.32
============================================================================================================================

The Company is strongly asset sensitive, comparing its interest-earning assets to interest-bearing liabilities through the next twelve months. This suggests that the Company's net interest income could be impacted by significant decreases in market rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all interest-bearing demand and savings deposits are considered not highly volatile and are therefore classified with 50% of the balances in the one year or less periods and 50% in the over one year periods. Time deposits are presented based on their contractual terms. It is the Company's policy to maintain its one-year gap position in the .8 to 1.2 range. The one-year gap reflected by the interest rate sensitivity table is 1.19, indicating adherence to Company policy. The Bank has historically maintained a more closely matched gap; however, late in the year, many depositors chose to invest in time deposits with time periods longer than one year as a result of the trend toward a down-rate environment. Management closely monitors the Company's position, and, if rates should change in either direction, management will take steps to reposition its interest-earning assets and interest-bearing liabilities to minimize the impact of a gap exposure.

Investment Portfolio
The following table presents maturity distribution and yields of investment securities available for sale.

                                                                December 31, 2000            December 31, 1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                    Year-end
                                                     Amortized        Fair          Weighted    Amortized        Fair
(Dollars in thousands)                                  Cost          Value        Avg. Yield      Cost          Value
-----------------------------------------------------------------------------------------------------------------------
U.S. Treasury
One year or less                                      $    --        $    --             --      $ 1,501        $ 1,480
-----------------------------------------------------------------------------------------------------------------------
Total U.S. Treasury                                        --             --             --        1,501          1,480
=======================================================================================================================

U.S. Government Agencies
One year or less                                        8,009          7,955           5.02%       5,456          5,455
Over one through five years                            10,496         10,579           7.09%      12,509         12,335
Over five years                                         2,202          2,180           6.53%       2,202          2,117
-----------------------------------------------------------------------------------------------------------------------
Total U.S. Government Agencies                         20,707         20,715           6.24%      20,167         19,907
=======================================================================================================================

Mortgage-Backed Securities
One year or less                                        1,956          1,902           7.27%          --             --
Over one through five years                             1,273          1,274           6.54%       3,196          3,166
Over five through ten years                             2,861          2,849           6.62%       3,701          3,645
Over ten years                                         28,628         27,851           6.87%      39,313         38,015
-----------------------------------------------------------------------------------------------------------------------
Total Mortgage-Backed Securities                       34,718         33,876           6.86%      46,210         44,826
=======================================================================================================================

Tax-exempt Municipal Securities
Over five through ten years                               750            728           4.15%         500            462
Over ten years                                          1,818          1,742           4.63%       2,067          1,820
-----------------------------------------------------------------------------------------------------------------------
Total tax-exempt Municipal Securities                   2,568          2,470           4.49%       2,567          2,282
=======================================================================================================================

Other Investments
Over ten years                                            900            858             --          900            774
-----------------------------------------------------------------------------------------------------------------------
Total other investments                                   900            858             --          900            774
=======================================================================================================================
Total investment securities available for sale        $58,893        $57,919           6.53%     $71,345        $69,269
=======================================================================================================================

There were no investment securities classified as held to maturity at December 31, 2000 or December 31, 1999.

Deposits
The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 2000 and 1999.

------------------------------------------------------------------------
                                  2000                      1999
--------------------------------------------------------------------------
                         Average      Average       Average        Average
(Dollars in thousands)   Amount         Rate         Amount          Rate
Non-interest-
  bearing deposits      $ 58,864         --%       $ 51,757           --%

Interest-bearing
deposits:
  NOW accounts            14,924       1.43%         14,700         1.40%
  Money market
    accounts              24,825       2.85%         26,247         2.85%
  Savings deposits         9,160       2.52%          8,925         2.38%
  Other time
    deposits             116,745       5.60%        115,230         4.99%
--------------------------------------------------------------------------
Total                   $224,518       3.46%       $216,859         3.19%
=========================================================================

The following table presents the maturity of the Company's time deposits at December 31, 2000.

                        Other Time   Other Time
                         Deposits      Deposits
                         $100,000     Less Than
(In thousands)          and Greater    $100,000      Total
-----------------------------------------------------------
Months to Maturity:
  3 or less              $ 19,925     $ 24,871     $ 44,796
  Over 3 through 6         13,233       16,819       30,052
  Over 6 through 12         7,295       18,202       25,497
  Over 12                  15,915        9,760       25,675
-----------------------------------------------------------
Total                    $ 56,368     $ 69,652     $126,020
===========================================================

Market Risk
Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods. The Company's primary market risk exposure is currently in the interest rate risk inherent in its lending and deposit taking activities. The structure of the Company's loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net

Management's Discussion and Analysis of
Financial Condition and Results of Operations  (continued)


market values and interest income. The Company manages its interest rate risk through the use of various tools, including managing the composition and size of the investment portfolio so as to reduce the interest rate risk in the deposit and loan portfolios, at the same time maximizing the yield generated by the portfolio.

The table below presents the contractual balances and the estimated fair value of the Company's financial instruments at their expected maturity dates as of December 31, 2000. The expected maturity categories for investment securities take into consideration historical prepayment experience as well as management's expectations based on the interest rate environment as of December 31, 2000. For core deposits without contractual maturity (i.e., interest-bearing checking, savings and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2000.

                                                                    Expected Maturity Date
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    There-              Estimated
(Dollars in thousands)                        2001       2002       2003       2004       2005      after      Total    FairValue
---------------------------------------------------------------------------------------------------------------------------------
Assets
Investment Securities
  Fixed rate                                $14,063    $ 6,663    $  1,347   $ 3,419    $ 3,332    $26,484    $55,308    $54,363
  Average interest rate                        5.99%      7.17%       8.87%     6.30%      7.35%      6.95%      6.76%
  Variable rate                                 403        557          --        31      1,039      1,555      3,585      3,556
  Average interest rate                       10.55%      6.79%         --      8.26%      6.69%      7.46%      7.49%
Loans
  Fixed rate                                  8,249     10,123      10,105    11,031     14,426      7,589     61,523     59,514
  Average interest rate                        9.03%      9.27%       9.25%     8.83%      9.43%      8.73%      9.13%
  Variable rate                              29,614      5,900      10,571     8,204      6,314     66,866    128,831    128,197
  Average interest rate                       10.77%     10.42%      10.26%    10.98%     11.21%     11.40%     10.31%
Other Interest-bearing Assets
  Variable rate                               7,229         --          --        --         --         --      7,229      7,229
  Average interest rate                        5.69%        --          --        --         --         --       5.69%
Liabilities
Interest-bearing Deposits and Savings        26,265      8,754       8,754     8,754         --         --     52,527     52,527
  Average interest rate                        2.35%      2.35%       2.35%     2.35%        --         --       2.35%
Time Deposits
  Fixed rate                                100,345      9,496       2,161       362     13,655          1    126,020    126,163
  Average interest rate                        6.04%      6.50%       5.97%     5.82%      7.04%      5.15%      6.18%
Variable Rate Other Borrowings               14,809         --          --        --         --         --     14,809     14,809
  Average interest rate                        5.41%        --          --        --         --         --       5.41%
================================================================================================================================

Capital Adequacy
There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, Tier 1 capital to risk-weighted assets and Tier 1 leverage ratios of 4%. As of December 31, 2000, the Bank exceeded all required levels of capital, and was well-capitalized by regulatory standards. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 10.0%, its risk-based ratio of total capital to risk-weighted assets was 11.2%, and its Tier 1 leverage ratio was 7.0%.

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

Business Segment Information
During the past twelve years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.

Recent Accounting Pronouncements
In September 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 will not have an impact on the Company's financial statements, as the Company does not hold any derivative instruments.

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued. SFAS No. 140 is effective for all transfers and servicing of financial assets and extinguishments of liabilities after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and disclosures relating to securitizations transactions and collateral for fiscal years ending after December 15, 2000. Due to the nature of its activities, the Company does not expect a material change to its results of operations as a result of adopting SFAS No. 140.

Consolidated Balance Sheets
Summit Bank Corporation and Subsidiaries


====================================================================================================================
                                                                                                 December 31,
--------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share amounts)                                            2000           1999
--------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks (note 7)                                                            $  16,341      $  16,721
Federal funds sold                                                                              7,100         14,440
Interest-bearing deposits with other banks                                                        129            446
Investment securities available for sale (note 2)                                              57,917         69,269
Other investments (note 3)                                                                      1,485          1,171
Loans, net of unearned income of $1,341 and $1,559 in 2000 and 1999, respectively             184,572        164,144
Loans held for sale                                                                             5,782          3,575
  Less allowance for loan losses                                                               (3,141)        (2,525)
--------------------------------------------------------------------------------------------------------------------
Net loans (note 4)                                                                            187,213        165,194
--------------------------------------------------------------------------------------------------------------------
Premises and equipment, net (note 5)                                                            3,247          4,351
Customers' acceptance liability                                                                 1,740          2,030
Deferred income taxes (note 11)                                                                 2,432          2,561
Goodwill, net (note 6)                                                                          1,622          1,708
Other assets (note 6)                                                                           4,177          3,377
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $ 283,403      $ 281,268
====================================================================================================================
Liabilities and Stockholders' Equity
Liabilities:
  Deposits (note 8):
    Non-interest-bearing demand                                                             $  60,727      $  53,958
    Interest-bearing:
     Demand                                                                                    43,276         44,310
     Savings                                                                                    9,251          8,648
     Time, $100,000 and over                                                                   56,368         53,498
     Other time                                                                                69,652         72,527
--------------------------------------------------------------------------------------------------------------------
  Total deposits                                                                              239,274        232,941
--------------------------------------------------------------------------------------------------------------------
  Acceptances outstanding                                                                       1,740          2,030
  Federal Home Loan Bank advances (note 10)                                                    10,000         10,000
  Other borrowed funds (note 9)                                                                 4,809         11,371
  Other liabilities                                                                             1,618          2,111
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                             257,441        258,453
--------------------------------------------------------------------------------------------------------------------
Minority interest in non-bank subsidiary                                                           12             29
Stockholders' equity (note 13):
  Common stock, $0.01 par value; 100,000,000 shares authorized; 1,979,034 shares issued
    and outstanding in 2000; 1,985,119 shares issued and outstanding in 1999                       20             20
  Additional paid-in capital                                                                   19,254         19,351
  Accumulated other comprehensive loss                                                           (629)        (1,295)
  Retained earnings                                                                             7,305          4,710
--------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                     25,950         22,786
--------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 12)
Total liabilities and stockholders' equity                                                  $ 283,403      $ 281,268
====================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Summit Bank Corporation and Subsidiaries

===============================================================================================================
                                                                               Years ended December 31,
---------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share amounts)                      2000             1999            1998
---------------------------------------------------------------------------------------------------------------
Interest income:
  Loans, including fees                                            $    18,701      $    14,859      $   11,932
  Federal funds sold                                                       281              442             550
  Interest-bearing deposits with other banks                                18               12              13
  Investment securities - taxable                                        1,685            1,419           1,821
  Mortgage-backed securities                                             2,662            3,012           2,937
---------------------------------------------------------------------------------------------------------------
Total interest income                                                   23,347           19,744          17,253
---------------------------------------------------------------------------------------------------------------
Interest expense:
  Time deposits, $100,000 and over                                       3,106            2,149           1,826
  Other deposits                                                         4,670            4,766           4,789
  Federal Home Loan Bank advances                                          809              504             501
  Other borrowed funds                                                     493              323             193
---------------------------------------------------------------------------------------------------------------
Total interest expense                                                   9,078            7,742           7,309
---------------------------------------------------------------------------------------------------------------
Net interest income                                                     14,269           12,002           9,944
Provision for loan losses (note 4)                                       1,250              899             455
---------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     13,019           11,103           9,489
Non-interest income:
  Gains on sales of loans                                                   99              271             463
  Fees for international banking services                                1,417            1,264           1,172
  SBA loan servicing fees                                                  187              259             275
  Overdraft charges                                                        611              652             571
  Service charge income                                                    543              505             352
  Net (loss) gain on sales of investment securities (note 2)              (128)            (127)            211
  Other                                                                    801              502             531
---------------------------------------------------------------------------------------------------------------
Total non-interest income                                                3,530            3,326           3,575
---------------------------------------------------------------------------------------------------------------
Non-interest expenses:
  Salaries and employee benefits (note 14)                               5,512            4,718           4,309
  Equipment                                                                687              710             791
  Net occupancy                                                            846              794             668
  Other (note 18)                                                        3,665            3,992           3,024
  Minority interest in non-bank subsidiary's net (loss) income             (18)               1              --
---------------------------------------------------------------------------------------------------------------
Total non-interest expenses                                             10,692           10,215           8,792
---------------------------------------------------------------------------------------------------------------
Income before income taxes                                               5,857            4,214           4,272
Income tax expense (note 11)                                             2,070            1,489           1,503
---------------------------------------------------------------------------------------------------------------
Net income                                                         $     3,787      $     2,725      $    2,769
---------------------------------------------------------------------------------------------------------------
Basic net income per share                                         $      1.91      $      1.33      $     1.30
Diluted net income per share and common share equivalents          $      1.91      $      1.33      $     1.28
===============================================================================================================
Weighted-average shares outstanding - basic (note 13)                1,983,611        2,055,982       2,127,612
Weighted-average shares outstanding - diluted (note 13)              1,983,611        2,055,982       2,165,794
===============================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income Summit Bank Corporation and Subsidiaries

                                                             Years ended December 31, 2000, 1999 and 1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          Accumulated
                                            Compre-         Common Stock     Additional       Other                       Total
(In thousands except share and per          hensive         ------------       Paid-In    Comprehensive   Retained    Stockholders'
  share amounts)                            Income       Shares      Amount    Capital    Income (loss)   Earnings        Equity
-----------------------------------------------------------------------------------------------------------------------------------
Stock dividend declared - 20%,
  subsequent to December 31,
  2000 (note 13)                                          329,856       $ 3    $  5,852     $    --       $(5,855)      $     --
Balance, December 31, 1997                              1,488,770        14      12,934         172         6,658         19,778
Comprehensive income:
  Net income                               $    2,769          --        --          --          --         2,769          2,769
Net unrealized losses on
  investment securities available
  for sale, net of tax effect
  and reclassification
  adjustment (note 19)                           (147)         --        --          --        (147)           --           (147)
                                           ----------
       Total comprehensive income          $    2,622
                                           ==========
Issuance of common stock upon exercise
  of options and warrants (note 13)                       326,593         3       3,245          --            --          3,248
Repurchase of common stock                                (24,375)       --        (447)         --            --           (447)
Cash dividends declared, $.39 per share                        --        --          --          --          (696)          (696)
                                                        ------------------------------------------------------------------------
Balance, December 31, 1998                              2,120,844        20      21,584          25         2,876         24,505
                                                        ========================================================================
Comprehensive income:
  Net income                               $    2,725          --        --          --          --         2,725          2,725
  Net unrealized losses on
   investment securities available
   for sale, net of tax effect
   and reclassification
    adjustment (note 19)                       (1,320)         --        --          --      (1,320)           --         (1,320)
                                           ----------
       Total comprehensive income          $    1,405
                                           ==========
Repurchase of common stock                               (135,725)       --      (2,233)         --            --         (2,233)
Cash dividends declared, $.52 per share                        --        --          --          --          (891)          (891)
                                                        ------------------------------------------------------------------------
Balance, December 31, 1999                              1,985,119        20      19,351      (1,295)        4,710         22,786
                                                        ========================================================================
Comprehensive income:
  Net income                               $    3,787          --        --          --          --         3,787          3,787
  Net unrealized gains on
    investment securities available
    for sale, net of tax effect
    and reclassification
    adjustment (note 19)                          666          --        --          --         666            --            666
                                           ----------
       Total comprehensive income          $    4,453
                                           ==========
Issuance of common stock                                    3,515        --          57          --            --             57
Repurchase of common stock                                 (9,600)       --        (154)         --            --           (154)
Cash dividends declared, $.72 per share                        --        --          --          --        (1,192)        (1,192)
                                                        ------------------------------------------------------------------------
Balance, December 31, 2000                              1,979,034       $20    $ 19,254     $  (629)      $ 7,305       $ 25,950
                                                        ========================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Summit Bank Corporation and Subsidiaries
===============================================================================

                                                                                            Years ended December 31,
-------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                           2000         1999         1998
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                           $  3,787     $  2,725     $  2,769
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of premises and equipment                                 487          515          463
    Deferred tax (benefit) expense                                                         (306)          86          262
    Net amortization of premiums/discounts on investment securities                         244          622          294
    Amortization of servicing assets                                                        280          257          237
    Amortization of goodwill                                                                 86           86           46
    Amortization of negative goodwill                                                        --           --         (110)
    Provision for loan losses                                                             1,250          899          455
    Gains on sales of loans                                                                 (78)        (271)        (463)
    Proceeds from sales of loans                                                          1,670        6,984        6,251
    Net losses (gains) on sales of investment securities                                    128          127         (211)
    Loss on disposal of premises and equipment                                               --           --           68
    Changes in other assets and liabilities:
     Net (increase) decrease in loans held for sale                                      (2,207)       2,097       (8,041)
     (Increase) decrease in other assets                                                   (485)       1,053        1,192
     (Decrease) increase in other liabilities                                              (493)         447          (48)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 4,363       15,627        3,164
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investment securities available for sale                         9,973       15,017       27,916
  Purchases of investment securities available for sale and other investments           (10,865)     (37,248)     (89,190)
  Proceeds from maturities of investment securities available for sale                    6,500       27,797       28,100
  Principal collections on investment securities available for sale                       6,159       17,231       13,662
  Loans made to customers, net of principal collected on loans                          (22,654)     (44,568)     (13,196)
  Purchases of premises and equipment and leasehold improvements                           (802)        (233)        (629)
  Proceeds from sale of premises and equipment and leasehold improvements                   824           --           --
  Purchase of California Security Bank, net of cash and cash equivalents acquired            --           --         (537)
-------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (10,865)     (22,004)     (33,874)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand and savings deposits                                             6,338        7,882       10,322
  Net (decrease) increase in time deposits                                                   (5)       6,412       27,174
  Principal payments for obligation under capital lease                                      --          (39)         (42)
  Net (decrease) increase in other borrowed funds                                        (6,562)       5,384        3,231
  Net (decrease) increase in minority interest of non-bank subsidiary                       (17)          29           --
  Issuance of common stock upon exercise of options and warrants                             --           --        3,248
  Issuance of common stock                                                                   57           --           --
  Repurchase of common stock                                                               (154)      (2,233)        (447)
  Dividends paid                                                                         (1,192)        (891)        (696)
-------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                      (1,535)      16,544       42,790
-------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                     (8,037)      10,167       12,080
Cash and cash equivalents at beginning of year                                           31,607       21,440        9,360
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $ 23,570     $ 31,607     $ 21,440
-------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash paid during the year:
  Interest, net of amounts capitalized                                                 $  4,485     $  7,635     $  6,733
  Income taxes                                                                         $  2,745     $    977     $  1,329
Supplemental disclosures of non-cash investing activities:
  Purchase adjustment related to California Security Bank acquisition                  $     --     $    129     $     --
  Transfer of branch building to other real estate                                     $    595     $     --     $     --
=========================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements--December 31, 2000, 1999, 1998


(1)    Summary of Significant Accounting Practices

(A) GENERAL
Summit Bank Corporation (the "Company") was organized on October 15, 1986, for the purpose of becoming a bank holding company. The Company was approved to become a bank holding company by the Federal Reserve Bank of Atlanta on September 11, 1987. On March 4, 1988, the Company acquired 100% of the stock of The Summit National Bank (the "Bank"). The organizers received final approval for the charter of the Bank from the Office of the Comptroller of the Currency on March 10, 1988, and the Bank began operations on that date.

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

(C)  BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Summit Bank Corporation and its subsidiaries, the Bank, the Merchant Bank (inactive) and the majority interest in CashMart, Inc., after elimination of all significant intercompany balances and transactions.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by real estate in the northeast metropolitan Atlanta, Georgia area and in San Jose, California. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

(D) CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with other banks with original maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

(E)  INVESTMENT SECURITIES
Investment securities at December 31, 2000 and 1999 consist of U.S. Treasury securities, obligations of U.S. government agencies, tax-exempt municipal securities, mortgage-backed securities and equity securities. The Company's investment securities are classified as available for sale securities and are reported at fair value.

Investments in stock of the Federal Home Loan Bank of Atlanta and Federal Reserve Bank of Atlanta are restricted stocks, as defined in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, the provisions of SFAS No. 115 are not applicable to these stocks. Both stocks are reported in the consolidated financial statements at cost.

Unrealized holding gains or losses, net of the related tax effect, on available for sale securities are excluded from income and are reported as a separate component of stockholders' equity until realized. The Company does not have any financial derivative instruments.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using the level yield method on the outstanding principal balances. In establishing the accretion of discounts and amortization of premiums, the Company utilizes market-based prepayment assumptions. Interest and dividend income are recognized when earned. Realized gains and losses for securities sold are included in income and are derived using the specific identification method for determining the costs of securities sold.

A decline in the fair value of any security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(F)  LOANS
Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for loan losses. Unearned income, primarily arising from deferred gains on the sale of the Small Business Administration ("SBA") guaranteed portion of loans and deferred loan fees, is recognized as interest income over the terms of the loans using the interest method. Interest on loans is recorded by using the simple interest method on the daily balance of the principal amount outstanding.

Loans held for sale are stated at the lower of aggregate cost or fair value with fair value determined on the basis of open purchase commitments from independent buyers. Gains or losses on disposition are recorded in non-interest income, based on the net proceeds received and the recorded investment in the loan sold. For sales of the SBA guaranteed portion of loans, the basis in the portion of the loan sold is determined by allocating a portion of the loan carrying value to the portion sold based on its fair value relative to the fair values of the portion of the loan retained and the related servicing asset, if any.

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

Notes to Consolidated Financial Statements--December 31, 2000, 1999, 1998 (continued)


and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the underlying loans using a method which approximates a level yield.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or at the loan's observable fair value, or the fair value of the collateral if the loan is collateral dependent. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of the impairment. The valuation allowance is established through the provision for loan losses.

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

(G) ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is not probable. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate, determined through use of its allowance for loan losses methodology, to absorb losses on existing loans and commitments to extend credit. The allowance is established through consideration of such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, the underlying value of the collateral and current economic conditions that may affect the borrowers' ability to pay.

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

(I) OTHER REAL ESTATE
Other real estate, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost (carrying value at date of foreclosure) or fair value less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. Subsequent write-downs are charged to operations. Gains recognized on the disposition of the properties are recorded in non-interest income.

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

(K) LOAN SERVICING ASSETS
The guaranteed portion of SBA loans sold to investors are sold on a servicing retained basis. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. The servicing asset is initially recorded based on its fair value relative to the fair values of the portions of the loan sold and retained. The servicing asset, included in other assets, is amortized on a method which approximates a level yield over the estimated life of the serviced loans considering assumed prepayment patterns.

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

(L) GOODWILL
Goodwill represents the excess of the purchase price and related costs over the fair value of the net assets acquired. Goodwill is being amortized over 20 years using the straight-line method. The Company evaluates goodwill for impairment based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of the recorded costs.

(M)NET INCOME PER SHARE

Basic earnings per share (EPS) excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted EPS is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options and warrants.

(N) RECLASSIFICATIONS

Certain 1999 and 1998 amounts have been reclassified for comparative purposes in order to conform the prior periods to the 2000 presentation. Such reclassifications had no impact on net income or stockholders' equity.

(O) RECENT ACCOUNTING PRONOUNCEMENTS

In September 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 had no impact on the Company's financial statements as the Company does not hold derivative instruments.

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued. SFAS No. 140 is effective for all transfers and servicing of financial assets and extinguishments of liabilities after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and disclosures relating to securitizations transactions and collateral for fiscal years ending after December 15, 2000. Due to the nature of its activities, the Company does not expect a material change to its results of operations as a result of adopting SFAS No. 140.

(2) INVESTMENT SECURITIES

Investment securities available for sale at December 31, 2000 are summarized as follows:

                                                                                             Gross         Gross         Estimated
                                                                           Amortized      Unrealized    Unrealized          Fair
(In thousands)                                                                Cost           Gains        Losses           Value
----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury
  securities and
  obligations of U.S.
  government agencies ...........................................          $  20,707           84             76          20,715
Tax-exempt municipal
  securities ....................................................              2,568           --             98           2,470
Mortgage-backed securities ......................................             34,717           97            940          33,874
Other investments ...............................................                900           --             42             858
----------------------------------------------------------------------------------------------------------------------------------
Total ...........................................................          $  58,892          181          1,156          57,917
==================================================================================================================================

Investment securities available for sale at December 31, 1999 are summarized as follows:

                                                                                             Gross         Gross         Estimated
                                                                           Amortized      Unrealized    Unrealized          Fair
(In thousands)                                                                Cost           Gains        Losses           Value
----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury
  securities and
  obligations of U.S. ...........................................
  government agencies ...........................................          $  21,668           --            280          21,388
Tax-exempt municipal
  securities ....................................................              2,567           --            285           2,282
Mortgage-backed securities ......................................             46,210           37          1,422          44,825
Other investments ...............................................                900           --            126             774
----------------------------------------------------------------------------------------------------------------------------------
Total ...........................................................          $  71,345           37          2,113          69,269
==================================================================================================================================

The amortized costs and estimated fair values of investment securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                     Amortized         Estimated
(In thousands)                                                                          Cost          Fair Value
----------------------------------------------------------------------------------------------------------------
Due in one year or less                                                              $   8,009           7,955
Due after one year through five years                                                   10,496          10,580
Due after five years through ten years                                                   2,952           2,908
Due after ten years                                                                      2,718           2,600
Mortgage-backed securities                                                              34,717          33,874
----------------------------------------------------------------------------------------------------------------
Total                                                                                $  58,892          57,917
================================================================================================================

Proceeds from the sales of investment securities available for sale during 2000, 1999 and 1998 were $9,973,000, $15,017,000 and $27,916,000, respectively. Gross gains of $-0-, $16,000 and $212,000, and gross losses of $128,000, $143,000 and
$1,000 were realized on those sales in 2000, 1999 and 1998, respectively.

Investment securities with aggregate carrying amounts of approximately $39,820,000 and $39,225,000 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

(3) OTHER INVESTMENTS

Other investments at December 31, 2000 and 1999 are summarized as follows:

(In thousands)                                                                           2000             1999
---------------------------------------------------------------------------------------------------------------
Federal Home Loan Bank stock                                                          $  1,000             776
Federal Reserve Bank stock                                                                 342             342
Lenders for Community Development
  common stock                                                                             143              53
---------------------------------------------------------------------------------------------------------------
Total                                                                                 $  1,485           1,171
==============================================================================================================

(4) LOANS

Classifications of loans at December 31, 2000 and 1999 are as follows:

(In thousands)                                                                           2000               1999
-----------------------------------------------------------------------------------------------------------------
Commercial, financial
  and agricultural                                                                   $   48,360            44,881
Real estate - construction                                                                4,718             3,238
Real estate - mortgage                                                                  129,794           112,815
Installment loans to individuals                                                          3,041             4,769
Less unearned income                                                                     (1,341)           (1,559)
-----------------------------------------------------------------------------------------------------------------
Loans, net of unearned income                                                           184,572           164,144
Loans held for sale - SBA                                                                 5,782             3,575
Less allowance for loan losses                                                           (3,141)           (2,525)
-----------------------------------------------------------------------------------------------------------------
Net loans                                                                            $  187,213           165,194
=================================================================================================================

Activity in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 was as follows:

(In thousands)                                                                  2000              1999             1998
-----------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                   $  2,525            2,336            1,468
Loan loss allowance of acquired bank                                               --               --              813
Provision for loan losses                                                       1,250              899              455
Loans charged off                                                              (1,041)            (965)            (951)
Recoveries                                                                        407              255              551
-----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                         $  3,141            2,525            2,336
=======================================================================================================================

Notes to Consolidated Financial Statements--December 31, 2000, 1999, 1998 (continued)


Impaired loans and related amounts included in the allowance for loan losses at December 31, 2000 and 1999 are as follows:

                                                                                      2000                           1999
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                              Balance       Allowance        Balance        Allowance
-----------------------------------------------------------------------------------------------------------------------------------
Impaired loans,
  with a related
  allowance                                                                $   1,134          418            676              34
Impaired loans,
  without allowance                                                              300           --            387              --
===================================================================================================================================

The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $300,000 and $387,000 at December 31, 2000 and 1999, respectively, did not have a related allowance because these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 2000, 1999 and 1998 was $844,000, $2,188,000 and $2,068,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2000, 1999 and 1998 was approximately $132,000, $39,000 and $41,000, respectively.

Non-accrual loans amounted to approximately $1,434,000 and $1,289,000 at December 31, 2000 and 1999, respectively. Interest income on non-accrual loans at December 31, 2000, 1999 and 1998, which would have been reported on an accrual basis in 2000, 1999 and 1998, amounted to approximately $31,000, $95,000 and $246,000, respectively.

At December 31, 2000, 1999 and 1998, the Company was servicing loans for others with aggregate principal balances of approximately $39,712,000, $57,262,000 and $59,418,000, respectively.

(5) PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2000 and 1999 consisted of the following:

(In thousands)                                                                          2000              1999
--------------------------------------------------------------------------------------------------------------
Land                                                                                 $     685             985
Building                                                                                 1,337           2,482
Furniture and equipment under capital lease                                                174             183
Other furniture and equipment                                                            2,461           1,972
Leasehold improvements                                                                     623             580
--------------------------------------------------------------------------------------------------------------
                                                                                         5,280           6,202
Less accumulated depreciation and amortization                                          (2,033)         (1,851)
--------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                          $   3,247           4,351
==============================================================================================================

The Company is the lessor under several non-cancelable operating leases, primarily for office space, that expire over the next five years. Future minimum lease income under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2000, are as follows:

Year ending December 31,                (In thousands)
------------------------------------------------------
2001                                         $124
2002                                          105
2003                                           99
2004                                           90
2005                                           27
======================================================

(6) INTANGIBLE ASSETS

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 2000, 1999 and 1998:

(In thousands)                                                                  2000             1999            1998
---------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                 $  1,129           1,177           1,115
Servicing asset additions                                                          77             209             300
Amortization of servicing assets                                                 (280)           (257)           (238)
---------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                       $    926           1,129           1,177
=====================================================================================================================

The results of the Company's impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 2000 and 1999.

Goodwill of approximately $1,697,000 was recorded in connection with the purchase of California Security Bank. Amortization expense of approximately $86,000, $86,000 and $46,000 was recorded during the years ended December 31, 2000, 1999 and 1998, respectively.

(7) RESERVE REQUIREMENTS

At December 31, 2000 and 1999, the Federal Reserve Bank required that the Bank maintain an average reserve balance of $3,688,000 and $3,097,000, respectively.

(8) DEPOSITS

A summary of time deposits by maturity as of December 31, 2000 follows:

(In thousands)
-----------------------------------------------------------------------
Time to maturity:
  One year or less                                           $  100,345
  Over one year through two years                                 9,496
  Over two years through three years                              2,161
  Over three years through four years                               362
  Over four years through five years                             13,655
  Over five years                                                     1
-----------------------------------------------------------------------
Total                                                        $  126,020
=======================================================================

At December 31, 2000, the Company had approximately $3,900,000 in deposits from its directors, executive officers and principal stockholders and their affiliates.

(9) OTHER BORROWED FUNDS

During 2000 and 1999, the Company had available under a line of credit with SunTrust Bank of Atlanta approximately $3,000,000. As renewed, the line of credit bears interest at Prime Rate less 1%, and expires August 9, 2001. The Company has pledged approximately 40% or 4,000 shares of the Bank's stock as collateral for this line of credit. At December 31, 2000 and 1999, the Company had no borrowings outstanding under this credit line.

Other borrowed funds at December 31, 2000 and 1999, include retail repurchase agreements totaling $4,809,000 and $11,371,000, respectively. Retail repurchase agreements principally represent overnight borrowings from commercial customers. The weighted-average interest rate on these repurchase agreements was 3.95% and 4.09% at December 31, 2000 and 1999. The repurchase agreements are collateralized by U.S.

Treasury securities with an aggregate carrying value of $16,033,000 and $15,800,000 at December 31, 2000 and 1999, respectively. The maximum amount of outstanding repurchase agreements at any month-end during 2000 and 1999, respectively, was $13,079,000 and $11,371,000. The average amount of outstanding repurchase agreements for 2000 and 1999, respectively, was $10,102,000 and $7,561,000. All securities underlying these repurchase agreements were under the Bank's control.

(10) FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2000, the Bank had available line of credit commitments with the Federal Home Loan Bank of Atlanta ("FHLB") totaling $25,000,000, of which $10,000,000 had been advanced. An advance of $5,000,000 bears interest at a fixed rate of 6.43%, matures on February 25, 2003, and is callable on a quarterly basis. An advance of $5,000,000 bears interest at a fixed rate of 5.69%, matures on November 16, 2005, and is callable on a quarterly basis beginning May 16, 2001. The Bank has pledged approximately $15,700,000 in U.S. Government securities as collateral for this line of credit.

The Company had FHLB advances, under the same line, of $10,000,000 at December 31, 1999. An advance of $5,000,000 bore interest at a variable rate of 5.31%, matures on January 15, 2003, and is callable on a quarterly basis. The advance was repaid on January 18, 2000. An advance of $5,000,000 bore interest at a fixed rate of 5.91% and matured on February 17, 2000. The Bank had pledged approximately $16,000,000 in U.S. Government securities as collateral for the line credit.

(11) INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2000, 1999 and 1998 consists of:

(In thousands)                                                                  2000             1999              1998
-----------------------------------------------------------------------------------------------------------------------
Federal - current                                                            $  2,098           1,249             1,153
State - current                                                                   278             154                88
Federal - deferred                                                               (279)            100               231
State-deferred                                                                    (27)            (14)               31
-----------------------------------------------------------------------------------------------------------------------
Total                                                                        $  2,070           1,489             1,503
=======================================================================================================================

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2000, 1999 and 1998 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

(In thousands)                                                                   2000             1999             1998
-----------------------------------------------------------------------------------------------------------------------
Computed "expected"
  income tax expense                                                         $  1,991            1,433            1,452
Increase (decrease) resulting from:
  State income taxes, net of
   Federal tax benefit                                                            166               92               77
  Amortization of goodwill                                                         29               29               15
  Meals and entertainment expenses                                                 15               11               14
  Tax-exempt interest                                                             (39)             (37)              --
  Other                                                                           (92)             (39)             (55)
-----------------------------------------------------------------------------------------------------------------------
Total                                                                        $  2,070            1,489            1,503
=======================================================================================================================

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2000 and 1999 are presented below:

(In thousands)                                                                          2000              1999
--------------------------------------------------------------------------------------------------------------
Deferred tax assets (liabilities):
Loans, principally due to allowance
  for loan losses                                                                    $     731             336
Premises and equipment, principally
  due to differences in depreciation                                                        40              (1)
  Non-accrual interest                                                                      91              91
  Other                                                                                     15              13
  Net Federal and State operating
   loss carryforwards                                                                    3,949           4,081
  Net unrealized holding gains on
   investment securities available for sale                                                347             782
--------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                5,173           5,302
Less valuation allowance                                                                (2,741)         (2,741)
--------------------------------------------------------------------------------------------------------------
Deferred tax assets,
  net of valuation allowance                                                         $   2,432           2,561
==============================================================================================================

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2000.

At December 31, 2000 and 1999, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $10,706,000 and $11,027,000, respectively, which are available to offset future federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2008.

(12) COMMITMENTS AND CONTINGENCIES

In August 1995, the Company's Board of Directors entered into agreements with each of the four executive officers of the Bank. The agreements basically provide that in the event of involuntary termination or a change in the executive's position or compensation resulting from a change in the control of the Company due to a merger, consolidation or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive's annual base salary. These agreements have continuing three-year terms.

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

Notes to Consolidated Financial Statements--December 31, 2000, 1999, 1998 (continued)


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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 2000, the Company had outstanding loan commitments totaling $23,218,319 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 2000, commitments under standby and commercial letters of credit and guarantees aggregated $5,163,000.

The Company has several non-cancelable operating leases, primarily for banking offices, that expire over the next five years. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2000, 1999 and 1998 was approximately $676,000, $670,000 and $547,000, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2000 are:

Year ending December 31,                        (In thousands)
--------------------------------------------------------------
2001                                              $    671
2002                                                   625
2003                                                   569
2004                                                   582
2005                                                   651
Thereafter                                           1,350
--------------------------------------------------------------
Total minimum lease payments                      $  4,448
==============================================================

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(13) STOCKHOLDERS' EQUITY

In August 2000, the Company announced a stock repurchase plan to repurchase 50,000 shares under which 9,600 shares were reacquired by December 31, 2000. The repurchased shares cost a total of $154,000 recorded in additional paid-in capital and are classified as unissued shares.

In November 1998, the Company announced a stock repurchase plan that was completed in May 1999. Shares of common stock repurchased under this plan totaled 90,000 of which 24,375 were repurchased in 1998. The Company repurchased an additional 70,000 shares of stock under a second plan, completed in October 1999. The 160,000 shares cost a total of $2,680,000 recorded in additional paid-in capital and are classified as unissued shares.

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company's Board of Directors.

In December 2000, the Company issued 3,515 shares of common stock to certain non-executive employees of the Bank under the Company's stock incentive plan.

On February 5, 2001, the Company's Board of Directors approved a 20% stock dividend payable on February 16, 2001 to shareholders of record on February 15, 2001. The December 31, 2000 stockholder's equity accounts have been retroactively adjusted to reflect this stock dividend, as has all weighted-average share and per share information in the accompanying consolidated financial statements.

(14) EMPLOYEE BENEFIT PLANS

The Company has a Stock Incentive Plan (the "Plan"). The exercise price for incentive options issued under the Plan is determined by the Board or Stock Option Committee as of the date the option is granted. The period for the exercise of options does not exceed the earlier of ten years from the date of grant or expiration of the Plan. The Company had reserved 150,000 shares of common stock for the Plan.

Stock option activity during the years ended December 31, 2000, 1999 and 1998 is as follows:

(In thousands)                                                                   2000            1999            1998
----------------------------------------------------------------------------------------------------------------------
Options outstanding
  at beginning of year                                                          24,000          24,000          63,480
Options granted                                                                     --              --              --
Options exercised                                                                   --              --         (39,480)
----------------------------------------------------------------------------------------------------------------------
Options outstanding
  at end of year                                                                24,000          24,000          24,000
======================================================================================================================
Options exercisable
  at end of year                                                                24,000          24,000          24,000
======================================================================================================================
Option prices per share:
  Options exercised
   during the year                                                           $      --              --            8.33
  Options outstanding
   at end of year                                                                13.96           13.96           13.96
======================================================================================================================

The options outstanding at December 31, 2000 had a weighted-average exercise price of $13.96 and a weighted-average contractual maturity of 3.5 years.

The per share weighted-average fair value of stock options granted with an exercise price equal to market and the per share weighted-average fair value of stock options granted with an exercise price below market during 2000, 1999 and 1998 was $3.57, $4.15 and $5.05, respectively, using the Black
Scholes option-pricing model with the following weighted-average assumptions: expected life of four years in 2000 and five years in 1999 and 1998; expected annual dividend rates of 5%, 6% and 2% in 2000, 1999 and 1998, respectively; risk-free interest rate of 5.84% in 2000 and 5.45% in 1999 and 1998; and expected volatilities of 33%, 42% and 31% in 2000, 1999 and 1998, respectively. There were no stock options granted during 2000, 1999 and 1998.

The Company applies Accounting Principles Board (APB) Opinion No. 25 in accounting for stock options. Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the years ended December 31, 2000, 1999 and 1998.

The Company has a savings plan (the "Savings Plan") administered under the provisions of the Internal Revenue Code Section 401(k). During 2000, 1999 and 1998, the Company and Bank made contributions totaling $60,599, $66,014 and $49,561, respectively, to the Savings Plan. The Company computes contributions based on matching of 50% of employee contributions up to 5%.

(15) REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

Notes to Consolidated Financial Statements--December 31, 2000, 1999, 1998 (continued)


The actual capital amounts and ratios are also presented in the table below:

                                                                                                                 Minimum to be
                                                                                           Minimum for          Well Capitalized
                                                                                             Capital        Under Prompt Corrective
                                                                       Actual            Adequacy Purposes     Action Provisions
----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                          Amount        Ratio     Amount       Ratio     Amount        Ratio
----------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2000:
   Total capital - risk-based (to risk-weighted assets):
      Bank                                                     $21,995        11.2%    $15,689        8.0%    $19,612        10.0%
      Consolidated                                              27,323        13.9      15,773        8.0         N/A         N/A
   Tier 1 capital - risk-based (to risk-weighted assets):
      Bank                                                      19,535        10.0       7,844        4.0      11,767         6.0
      Consolidated                                              24,850        12.6       7,886        4.0         N/A         N/A
   Tier 1 capital - leverage (to average assets):
      Bank                                                      19,535         7.0      11,188        4.0      16,782         5.0
      Consolidated                                              24,850         8.8      11,251        4.0         N/A         N/A

AS OF DECEMBER 31, 1999:
   Total capital - risk-based (to risk-weighted assets):
      Bank                                                     $23,009        12.5%    $14,743        8.0%    $18,429        10.0%
      Consolidated                                              24,571        13.3      14,817        8.0         N/A         N/A
   Tier 1 capital - risk-based (to risk-weighted assets):
      Bank                                                      20,703        11.2       7,371        4.0      11,057         6.0
      Consolidated                                              22,265        12.0       7,408        4.0         N/A         N/A
   Tier 1 capital - leverage (to average assets):
      Bank                                                      20,703         7.6      10,893        4.0      13,617         5.0
      Consolidated                                              22,265         8.1      10,930        4.0         N/A         N/A
----------------------------------------------------------------------------------------------------------------------------------

(16)  FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

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

INTEREST-BEARING DEPOSITS WITH OTHER BANKS: The carrying amounts of interest-bearing deposits in other banks approximate their fair value.

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

OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 2000 and 1999 were not material.

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

The estimated fair value of the Company's financial instruments as of December 31, 2000 and 1999 are as follows:

                                     December 31,
-------------------------------------------------------------------------------------------------
                              2000               1999
-------------------------------------------------------------------------------------------------
                                     Carrying            Fair            Carrying           Fair
(In thousands)                         Value             Value             Value            Value
-------------------------------------------------------------------------------------------------
ASSETS:
   Cash and due
      from banks                    $ 16,341            16,341          $ 16,721           16,721
   Federal funds sold                  7,100             7,100            14,440           14,440
   Interest-bearing
      deposits with
      other banks                        129               129               446              446
   Investment securities              57,917            57,917            69,269           69,269
   Other investments                   1,485             1,485             1,171            1,171
   Loans, net                        187,213           185,884           165,194          164,791

LIABILITIES:
   Deposits:
      Non-interest-bearing          $ 60,727            60,727           $53,958           53,958
      Interest-bearing
         demand and
         savings                      52,527            52,527            52,958           52,958
      Time deposits                  126,020           126,163           126,025          125,997
      Federal Home Loan
         Bank advances                10,000            10,227            10,000           10,000
      Other borrowed funds             4,809             4,809            11,371           11,371
-------------------------------------------------------------------------------------------------


(17)  CONDENSED FINANCIAL INFORMATION OF SUMMIT
      BANK CORPORATION (PARENT COMPANY ONLY)

Condensed Balance Sheets

                                                                               December 31,
--------------------------------------------------------------------------------------------------
(In thousands, except share and per share amounts)                  2000                     1999
--------------------------------------------------------------------------------------------------
ASSETS
Cash and due from Bank                                            $  4,163                     652
Investment in the Bank, at equity                                   20,649                  21,327
Investment securities available for sale                               858                     774
Investment in non-bank subsidiary                                       60                     145
Premises and equipment, net                                              2                       2
Due from non-bank subsidiary                                           271                      --
Other assets                                                            27                      11
--------------------------------------------------------------------------------------------------
Total assets                                                      $ 26,030                  22,911
--------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued liabilities                                               $     68                      96
Minority interest in non-bank subsidiary                                12                      29
Stockholders' equity:
   Common stock, $0.01 par value; 100,000,000
      shares authorized; 1,979,034 shares issued
      outstanding in 2000; 1,985,119 shares issued
      and outstanding in 1999                                           20                      20
Additional paid-in capital                                          19,254                  19,351
Accumulated other comprehensive loss                                  (629)                 (1,295)
   Retained earnings                                                 7,305                   4,710
--------------------------------------------------------------------------------------------------
Total stockholders' equity                                          25,950                  22,786
--------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                        $ 26,030                  22,911
--------------------------------------------------------------------------------------------------

Condensed Statements of Income

                                                                       Years ended December 31,
---------------------------------------------------------------------------------------------------------------
(In thousands)                                            2000                     1999                   1998
---------------------------------------------------------------------------------------------------------------
Income:
   Interest on investment securities                     $    63                    112                    211
   Other income (loss)                                         8                    (32)                    10
   Dividend income received from Bank                      5,200                    875                    690
---------------------------------------------------------------------------------------------------------------
Total income                                               5,271                    955                    911
Operating expenses                                           155                    116                     90
---------------------------------------------------------------------------------------------------------------
   Income before taxes and equity
      in undistributed net income
      (distributions in excess of net
      income) of subsidiaries                              5,116                    839                    821
Income tax (expense) benefit                                  30                     13                    (46)
---------------------------------------------------------------------------------------------------------------
   Income before equity in undistributed
      net income (distributions in excess
      of net income) of subsidiaries                       5,146                    852                    775
Equity in undistributed net income
   (distributions in excess of net
      income) of subsidiaries                             (1,359)                 1,873                  1,994
---------------------------------------------------------------------------------------------------------------
Net income                                               $ 3,787                  2,725                  2,769
---------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements--December 31, 2000, 1999, 1998 (continued)

CONDENSED STATEMENTS OF CASH FLOWS
(PARENT COMPANY ONLY)

                                                                   Years ended December 31,
-----------------------------------------------------------------------------------------------------
(In thousands)                                            2000                1999              1998
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                           $ 3,787              2,725              2,769
   Adjustments to reconcile net
      income to net cash provided
      by operating activities:
         Depreciation                                        --                 56                 72
         Net losses (gains) on
            sales of investment
            securities available for sale                    --                 32                (10)
         Distributions in excess of
            earnings (equity in
            undistributed net income)
            of subsidiaries                               1,359             (1,873)            (1,994)
         Increase in due from
            non-bank subsidiary                            (271)                --                 --
         (Increase) decrease in other assets                (28)                60                 (7)
         (Decrease) increase in
            other liabilities                               (47)               (18)                58
-----------------------------------------------------------------------------------------------------
Net cash provided by
   operating activities                                   4,800                982                888
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of investment securities
      available for sale                                     --             (2,000)            (3,699)
   Proceeds from sales of investment
      securities available for sale                          --              1,966              1,508
   Proceeds from maturities of
      investment securities available
      for sale                                               --              2,000                 --
   Contributions to
      non-bank subsidiary                                    --               (119)                --
   Purchases of premises and equipment                       --                 --                (17)
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in)
   investing activities                                      --              1,847             (2,208)
-----------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Dividends paid to shareholders                        (1,192)              (891)              (696)
   Issuance of common stock upon
       exercise of options and warrants                      --                 --              3,248
   Issuance of common stock                                  57                 --                 --
   Repurchase of common stock
      classified as unissued                               (154)            (2,233)              (447)
-----------------------------------------------------------------------------------------------------
Net cash (used in) provided by
   financing activities                                  (1,289)            (3,124)             2,105
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents                                   3,511               (295)               785
   Cash and cash equivalents
      at beginning of year                                  652                947                162
-----------------------------------------------------------------------------------------------------
   Cash and cash equivalents
      at end of year                                    $ 4,163                652                947
-----------------------------------------------------------------------------------------------------
Supplemental disclosure of cash paid
   during the year - income taxes                       $ 2,745                977              1,329
Supplemental disclosure of
   non-cash investing activities -
   transfer of building to Bank                         $    --              1,976                 --
-----------------------------------------------------------------------------------------------------

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 2001 is limited to current year earnings of the Bank. Accordingly, the Parent Company's investment in the Bank is substantially restricted as to dividend payments.

(18)  SUPPLEMENTAL FINANCIAL DATA

Components of other non-interest expenses in excess of 1% of total interest and other income for any of the respective years are as follows:

                                                             Years ended December 31,
-------------------------------------------------------------------------------------------------
(In thousands)                                     2000                 1999                 1998
-------------------------------------------------------------------------------------------------
Data/item processing                               $660                  660                  486
Legal fees                                          419                  511                  301
Other professional services                         369                  278                  218
Telephone                                           324                  321                  268
Postage and courier                                 276                  273                  268
Other losses                                        272                  464                   80
Marketing and community relations                   215                  266                  290
-------------------------------------------------------------------------------------------------

(19)  COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income", was adopted by the Company on January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive income which is defined as non-owner related transactions in stockholders' equity. Prior period amounts have been reclassified to reflect the application of the provisions of SFAS No. 130. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2000, 1999 and 1998.

                                                                                   Tax                    Net
                                                         Pretax                 (Expense)                of Tax
(In thousands)                                           Amount                  Benefit                 Amount
----------------------------------------------------------------------------------------------------------------
December 31, 2000:
   Net unrealized holding gains
      on investment securities
      available for sale                                 $ 1,229                   (483)                   746
   Add reclassification adjustment for
      net losses realized in net income                     (128)                    48                    (80)
----------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                        $ 1,101                   (435)                   666
----------------------------------------------------------------------------------------------------------------

December 31, 1999:
   Net unrealized holding losses
      on investment securities
      available for sale                                 $(1,988)                   747                 (1,241)
   Add reclassification adjustment for
      net losses realized in net income                     (127)                    48                    (79)
----------------------------------------------------------------------------------------------------------------
Other comprehensive (loss) income                        $(2,115)                   795                 (1,320)
----------------------------------------------------------------------------------------------------------------

December 31, 1998:
   Net unrealized holding losses
      on investment securities
      available for sale                                 $   (25)                     9                    (16)
   Less reclassification adjustment for
      net gains realized in net income                       211                    (80)                   131
----------------------------------------------------------------------------------------------------------------
Other comprehensive (loss) income                        $  (236)                    89                   (147)
----------------------------------------------------------------------------------------------------------------

(20)  QUARTERLY FINANCIAL DATA (UNAUDITED)

The supplemental quarterly financial data are as follows:

                                                                                     Quarters ended
---------------------------------------------------------------------------------------------------------------------------
                                                          March 31,         June 30,         September 30,     December 31,
(In thousands)                                              2000              2000               2000              2000
---------------------------------------------------------------------------------------------------------------------------
Interest income                                         $   5,575          $  5,646           $ 6,045          $   6,081
Interest expense                                            2,133             2,051             2,395              2,499
Net interest income                                         3,442             3,595             3,650              3,582
Provision for loan losses                                     425               200               200                425
Non-interest income                                           842               788               676              1,020
Non-interest expense                                        2,382             2,541             2,542              2,750
Net income                                                    877             1,045             1,062                803
Net income per share - basic                                 0.44              0.53              0.53               0.40
Net income per share - diluted                               0.44              0.53              0.53               0.40


                                                                                     Quarters ended
---------------------------------------------------------------------------------------------------------------------------
                                                          March 31,         June 30,         September 30,     December 31,
(In thousands)                                              1999              1999               1999              1999
---------------------------------------------------------------------------------------------------------------------------
Interest income                                          $  4,560          $  4,799           $ 5,011           $  5,374
Interest expense                                            1,958             1,808             1,853              2,123
Net interest income                                         2,602             2,991             3,158              3,251
Provision for loan losses                                      99               325               200                275
Non-interest income                                         1,046               837               859                788
Non-interest expense                                        2,718             2,603             2,665              2,706
Net income                                                    622               593               705                805
Net income per share - basic                                 0.29              0.29              0.35               0.41
Net income per share - diluted                               0.29              0.29              0.35               0.41
---------------------------------------------------------------------------------------------------------------------------

Independent Auditors' Report


The Board of Directors and Stockholders
Summit Bank Corporation:


We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Atlanta, Georgia
January 12, 2001,
except as to the fifth paragraph of note 13, as to which the date is February 5, 2001

CORPORATE INFORMATION


[PHOTO]

Shown Left to Right -
Front Row: David Yu, Pin Pin Chau, James Lai, Carl Unger

Back Row: Gerald Allison,
Sion Nyen "Francis" Lai,
Donald Harkleroad, Jose Gonzalez, Peter Cohen, Jack Halpern,
Clayton Sparrow, Nack Paek,
Shih Chien "Raymond" Lo,
Shafik Ladha


DIRECTORS AND OFFICERS

JAMES S. LAI, PH.D.,
Professor, Georgia Institute of Technology,
Owner, Pavtec Engineering Technology, Inc.
Chairman, Summit Bank Corporation
Vice Chairman, The Summit National Bank

P. CARL UNGER, PH.D.,
President, Boxtree Farm Enterprises
Vice Chairman, Summit Bank Corporation

PIN PIN CHAU,
Chief Executive Officer, Summit Bank Corporation
President and CEO, The Summit National Bank

DAVID YU,
President, Summit Bank Corporation
Chairman, The Summit National Bank

AARON I. ALEMBIK,
Retired, Attorney at Law

GERALD L. ALLISON,
CEO and Chairman, AJC International, Inc.

PETER M. COHEN,
President, Trident Corporate Services, Inc.

PAUL C.Y. CHU,
Chairman, Novax Group

JOSE I. GONZALEZ,
President, PanAmerican Logistics, LLC

JACK N. HALPERN,
President, Halpern Enterprises, Inc.

DONALD R. HARKLEROAD,
Partner, Duane Morris & Heckscher

DANIEL T. HUANG,
President, Polyarn Corporation

SHAFIK H. LADHA,
President, Ladha International, Inc.

SION NYEN LAI,
President, Fulton Beverage Center, Inc.

SHIH CHIEN LO,
President, Lo Brothers Associates

NACK PAEK,
President, Government Loan Service Corp., Inc.

CARL L. PATRICK, JR.,
Director, Carmike Cinemas, Inc.

W. CLAYTON SPARROW, JR.,
Partner, Seyfarth Shaw

HOWARD H.L. TAI,
Private Investor


SHAREHOLDER INFORMATION

TRANSFER AGENT
SunTrust Bank
Corporate Trust Department
58 Edgewood Avenue, Room 225
Annex Building
Atlanta, Georgia 30303

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Saturday, May 5, 2001, at 10:00 a.m., at the Atlanta Marriott Perimeter Center, 246 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346.

FORM 10-K
The Company's Annual Report on Form 10-K for the year ended December 31, 2000, is available without charge to stockholders upon request. Write or call Gary K. McClung, Executive Vice President, The Summit National Bank, 4360
Chamblee-Dunwoody Road, Atlanta, Georgia 30341, (770) 454-0400.