Form 10-K405, Exhibit 13
period 2001-12-31
SUMMIT BANK CORP
filed 2002-03-27
CIK 820067

helping business GROW

Corporate Profile

Summit Bank Corporation is an Atlanta-based bank holding company. The Summit National Bank, its wholly-owned subsidiary, is a full service financial institution. Since its inception in 1987 Summit has specialized in commercial banking services for small to mid-size businesses, as well as international trade finance for businesses of all sizes.

Summit serves a diverse customer base through its four bank branches in metropolitan Atlanta, Georgia, and one in San Jose, California. Summit is the leading commercial bank in numerous ethnic communities within these two cities, serving Asian-Indian, Chinese, German, Korean, Latin-American and Vietnamese markets, among others.

Summit Bank Corporation lists its common stock on The Nasdaq Stock Market® under the trading symbol "SBGA."

[photo of small business owner]

Selected Financial Data

As of December 31,	2001	2000	1999	1998	1997

(dollars in thousands, except share and per share data)
Balance Sheet Data
Total assets	$341,443	$283,403	$281,268	$263,161	$180,296
Loans	219,744	190,354	167,719	133,496	98,892
Deposits	294,924	239,274	232,941	218,647	144,795
Stockholders' equity	27,396	25,950	22,786	24,505	19,778
Year ended December 31,	2001	2000	1999	1998	1997

Statement of Income Data
Net interest income	$12,465	$14,269	$12,002	$9,944	$8,005
Provision for loan losses	755	1,250	889	455	540
Non-interest income	3,184	3,530	3,326	3,575	3,460
Non-interest expenses	11,002	10,692	10,215	8,792	7,156
Net income	$2,612	$3,787	$2,725	$2,769	$2,450

Year ended December 31,	2001	2000	1999	1998	1997

Per Share Data
Book value per share at	$14.16	$13.11	$11.48	$11.55	$10.88
year end
Basic earnings per share	1.33	1.91	1.33	1.30	1.42
Diluted earnings per share	1.33	1.91	1.33	1.28	1.25
Weighted-average shares	1,968,455	1,983,611	2,055,982	2,127,612	1,723,228
outstanding - basic
Weighted-average shares	1,968,455	1,983,611	2,055,982	2,165,794	1,959,103
outstanding - diluted
Dividends declared	$.72	$.72	$.52	$.39	$.35
Ratios
Return on average assets	.80%	1.35%	1.04%	1.24%	1.47%
Return on average equity	9.65%	15.94%	11.60%	11.89%	13.36%
Net interest margin	4.14%	5.67%	5.07%	4.90%	5.26%
Non-performing	.21%	1.06%	.77%	2.70%	1.80%
assets/total loans
and other real estate

Note: Share and per share data have been adjusted for the 20% stock dividend paid to all shareholders of record February 15, 2001.

[photo of management team]

To Our Shareholders

Our world saw unprecedented events in 2001 that impacted not only our daily lives but caused us to pause purposefully to reflect on our future.

An already softening economy had fueled uncertainty in many consumers' minds prior to September 11. Aggressive actions by the Federal Reserve Board throughout the year pressed interest rates to lows not seen in over 40 years. As our country led the effort to fight terrorism, our economy followed the rest of the world into recession.

Summit met the challenges of 2001 with a clear direction for our future. Our continuing commitment to the very diverse communities that we serve is unchanged. Our mission to be the best business bank in our chosen markets remains focused. Our commitment to increase shareholder value remains paramount in all of our endeavors and our investment in employee success remains unchanged.

Among the many challenges of 2001, none was more impactful to the company than the precipitous and rapid reduction of the prime rate index. We experienced a tightening of the net interest margin as our loan yields declined quickly while our certificates of deposit repriced at a slower rate. The result was a decline in our net income to $2.6 million in 2001, $1.33 per share on a fully diluted basis, compared to $3.8 million a year ago, $1.91 per share on a fully diluted basis. However, we maintained our historically strong annual cash dividend rate of $.72 per share, coupled with a 20% stock dividend declared in February 2001.

Despite our modest earnings performance, Summit saw new growth opportunities and acted to capitalize on them. We grew assets by over 20% during these challenging times. Our loan portfolio grew 16%, while overall loan quality improved substantially. At year-end 2001, Summit's non-performing loans, at 0.21% of our portfolio, were at the lowest level since 1995. Our deposit base grew by more than 24% during 2001. We made several investment changes that are expected to reduce our future tax expenses. More importantly, we were able to achieve all of these outstanding accomplishments without increasing our core operating costs.

We introduced two new exciting banking services in 2001 to make banking with Summit even easier. First, our Internet banking service that began in early 2001 enables many of our customers, both domestic and those who frequently travel internationally, the ease of accessing their bank information anywhere they have Internet access. We further expanded electronic banking by introducing our new Internet-based cash management services. Making banking convenient and easy, that is what our customers want, and we deliver. Utilizing technology to help us and our customers gain efficiency and productivity is an important value driver for Summit's success.

For the eighth consecutive year, Summit was recognized as a leader in Small Business Administration lending in the Atlanta market. Our international fee income suffered the expected set back as global trade declined in 2001. International trade service continues to be an important business unit for Summit while we continue to focus on serving our domestic customers with international needs. We expanded our net work of international correspondent banks to over 300 institutions located throughout the world.

Amidst the many changes in 2001, Summit reaffirmed that which has been fundamental to our success. Our customers depend on us to provide convenient and friendly service. Our communities look to us to be a catalyst of commercial and economic growth. Our commitment to you, our shareholders, is to capitalize on those growth opportunities that will enhance shareholder value. Summit's team of banking professionals does just that. On behalf of the Board of Directors, we wish to express our appreciation to all staff and management for meeting the challenges. We also thank you, our shareholders, for your support.
Dr. James S. Lai
Chairman
Summit Bank Corporation

Pin Pin Chau
Chief Executive Officer
Summit Bank Corporation
The Summit National Bank

[graphs of total loans, net income, and book value per share]

[photo of Summit customer, Sally-Anne Kunitz]

Some of the heaviest and bulkiest of these products belong to Stone Connection, a Summit customer and a subsidiary of a 63-year old South African conglomerate. Located in Atlanta, Stone Connection is a wholesale distributor of granite and marble semi-processed slab products used in residential and commercial interior design and construction.

Stone Connection, launched out of a twenty-year old operation that supplied stone to the obituary monument industry, opened in early 1999 in response to North American designers' growing demand for decorative stone products. The company faced two large well-established domestic suppliers and recognized that it needed a bank that would help it successfully compete.

Sally-Anne Kunitz, president of Stone Connection as well as the North American quarry mining and export operations of its parent company, has been involved since its beginning. "My background is accounting, so I'm acutely aware of the importance of having a bank that is able to handle our daily operational accounting and can implement our various international transactions."

No job, or product, is too large or complex for Summit's international department. From issuing letters of credit on Stone Connection's behalf for stone imports from South Africa, Brazil and Italy, to collecting funds for shipments of North American white granite bound for China, Summit's international team allows Kunitz to focus on securing her company's share of a rapidly growing market.

"Unlike our competitors, Stone Connection handles only first quality natural stone" Kunitz explained. "In addition, our state-of-the-art 35,000 square foot slab showroom-style warehouse allows fabricators, designers and their customers to view our extensive range of products in both natural and artificial light."

Stone Connection also offers its customers delivery options from its Atlanta warehouse - an important consideration when your purchase weighs several tons and must be handled carefully to avoid damage. "Our showroom facility helps distinguish Stone Connection from other suppliers," Kunitz noted. "And when we determined the cost benefit of purchasing our building versus continuing to lease, Summit provided the financing when no other bank would help."

Kunitz praises the personal service and attention her company receives from Summit representatives of all levels. "We worked with another bank initially," she commented. "But when our primary contact resigned, no one else at that bank wanted to be bothered with us." Kunitz added, "So we were looking for more than just a bank, we needed a sound banking relationship. We found it at Summit."

Regardless of customer or product size, Summit is the bank for businesses ready to grow. From daily cash management to 24-hour around the clock, around the globe commerce assistance, Summit helps large companies penetrate new markets and small companies distinguish themselves from those down the street.

As part of Summit's on-going commitment to innovation, Summit introduced it's Internet banking system, BankTouch Net, which allows customers to monitor account activities real-time. Using BankTouch Net, business managers are able to facilitate on-line payments and credit receipts, increasing the efficiency of resource management.

Jinny Corporation, the nation's largest wholesaler and distributor of ethnic beauty supplies, was one of the first Summit customers to use BankTouch Net. Eddie Jhin, Jinny president and son of the company's founder stated, "We bank with Summit because it differentiates itself from competitors by offering products of the future while making sure that Internet banking doesn't replace personal interaction."

Understanding the Asian community was another reason Jinny chose Summit when it opened in Atlanta in the mid-1990's. "We wanted a local bank with adequate resources that understood our culture," Jhin commented. "We didn't want to bank with any of the bigger institutions where we would be treated as just another account number."

"Summit always treats us like a top customer," Jhin said, "I'm glad to bank with a company whose employees look out for my interests as if they were their own." In fact, Jhin is so pleased with the service he receives from Summit that he regularly recommends the bank to his retail and wholesale customers. Jhin also noted that it is important to him that the staff at Summit speak Korean, his ancestral language. And since many of his suppliers are overseas, he considers the other 22 languages spoken by Summit staff members a plus.

Jinny Corporation offers its customers more than 10,000 beauty products, along with related services such as retail store layout assistance, signage, fixtures and promotional items. Jhin stated, "We want our customers to be successful; so we offer what they need so they are not underdogs." He said he sees the same dedication to success in Summit.

"I like Summit because it is a bank growing with its customers," Jhin added. Jinny Corporation certainly fits that description. The company has expanded its warehouse facilities three times in the last decade, and now has more than 300,000 square feet to process its ever-expanding inventory.

As customers like Jinny expand, so does Summit's line of business tools. Late last year, Summit added a proprietary Internet Cash Management system to its on-line banking product. Customers using the new system will be able to electronically manage many banking functions, such as the ability to move funds between banks and/or accounts via electronic book transfers, wire transfers, and even ACH.

Growing with our customers is a priority at Summit. Offering innovative products that help their businesses grow and increase profits is one way we do it. It's how we keep their business. What's good for our customers is good for Summit.

[photo of Summit customer, Eddie Jhin]

[photo of Summit customer, Edward E. Campbell, Sr.]

Edward E. Campbell, Sr. is one of those customers. His dreams started almost 40 years ago; dreams that required diligence and a step-by-step approach to making them grow into reality.

Campbell started by reselling residential real estate in the San Francisco Bay Area and later began constructing homes on his own. He then added an independent, full service insurance brokerage to his activities to help meet his clients' needs. Not long afterwards, he began purchasing properties in Southern California. Then Campbell saw opportunities in building commercial sites. Campbell had other good ideas as well, but the banks he approached were not willing to help.

"So many times other lenders made promises and even made me pay advance fees, but then they'd refused to help," Campbell recalled. "Most of the time I was never even sure why they turned me down."

One of Campbell's ideas involved building a franchise hotel on property he owns in the San Joaquin Valley, California. "I worked on trying to get financial support for a hotel in that area for more than 12 years without results," he lamented.

His hotel dream was one of many he discussed with the staff he met at the Summit open house at the San Jose branch in 1998. Impressed with the thorough approach Campbell used to succeed in his other endeavors, the staff at Summit became his advocates in helping make the next steps of his dreams come true.

"The bank realized I had good plans and a solid track record," Campbell noted. "Summit's executives proved that they don't exist in some tower away from their customers. After meeting with me, they committed to help me build my dream hotel."

"My Account Officer at Summit readily takes time from his schedule to listen to my needs," Campbell commented. "The staff at the San Jose branch are always friendly and professional." Along with his commercial loans, Campbell noted that the asset-based line of credit Summit provides is also very helpful in making his businesses grow."

What about Campbell's plans for the future? He mentioned slowing down and taking time to enjoy his San Joaquin cattle ranch. But don't count on it. He's already proven that the ranch's name, the 'Lazy E', contradicts this entrepreneur's drive to make his dreams come true.

Summit shares the same level of drive with Campbell. Whether by providing commercial loans, lines of credit or simply making time to listen to a good idea, Summit is driven to help its customers make their dreams come true. Whether they have one dream or 40 years of them.

 Management's Discussion and Analysis of Financial Condition and Results of Operations

Performance Overview for 2001

Summit Bank Corporation (the "Company" or "Summit") reported net income of $2,612,000 in 2001 representing a 31% decline from last year's results of $3,787,000. The effects of dramatic steps taken by the Federal Reserve Bank to spur the economy by lowering interest rates eleven times in 2001 were evident in Summit's net interest income. Summit's primary business line is commercial loans, including Small Business Administration ("SBA") loans, which are predominately variable rate products that adjust with the prime rate. The sharp decline in asset yields caused considerable pressure on the net interest margin coupled with deposit rates that did not reprice as quickly. Late in 2001, Summit entered into an interest rate swap agreement to reduce interest rate risk on certain variable rate loans. As a result of market fluctuations in December 2001, the Company recorded in earnings an unrealized loss on this instrument of $275,000 reflecting the current fair value at December 31, 2001. In January 2002, the Company recorded an unrealized gain of $296,000 as a result of the appreciation in fair value of the interest rate swap. In addition, in January 2002, the Company designated this instrument as a hedge of variable cash flows associated with $25 million of the Company's loan portfolio tied to the prime rate, thus eliminating the requirement to record the change in fair value of the swap in earnings in future periods. The Company also recorded special charges in first quarter 2001 of $125,000 for the termination of operations of a payroll check cashing subsidiary and $135,000 for an unsuccessful bank acquisition attempt.

The decline in loan interest income due to the declining interest rate environment during 2001 was largely offset by increases in volume due to strong loan growth that continued throughout 2001. Total loans grew to $220 million at December 31, 2001 from $190 million at December 31, 2000, a 16% increase. Loan quality also improved significantly in 2001, as evidenced by significant reductions in non-performing assets and delinquencies, allowing for a lower loan loss provision in 2001, despite the growth. Deposit growth was also strong in early 2001, namely time deposits. Funds not absorbed by loan growth were used to purchase additional investment securities, increasing total investments to $90 million at December 31, 2001, from $59 million at December 31, 2000. In 2001, Management took several proactive steps to reduce the Company's tax liability. First, $10 million in tax-exempt municipal investment securities were added to the held-to-maturity portfolio. In addition, $6.1 million was invested in Bank owned life insurance ("BOLI"), of which the earnings on the cash surrender value is tax-exempt. The BOLI was purchased to fund certain future employee benefit costs. The Company's average earning assets grew 20% in 2001. Non-interest expenses were flat compared to the prior year, a positive improvement over continuous increases in past years. The Company's net interest margin declined to 4.14% for 2001, compared to 5.67% in 2000.

Diluted net income per share for 2001 decreased to $1.33 from $1.91 in 2000, a decline of 30%. Diluted net income per share in 1999 was $1.33. Under Board of Directors-approved stock repurchase plans, the Company repurchased 44,080 shares of its common shares in 2001, 9,600 shares in 2000 and 135,925 shares in 1999. In February 2001, the Company declared a 20% stock dividend that resulted in an additional 329,545 shares outstanding. The weighted-average number of common and common equivalent shares outstanding was 1,968,455, 1,983,611, and 2,055,982 in 2001, 2000, and 1999, respectively. Earnings per share and weighted-average shares outstanding were restated for all periods to reflect the stock dividend.

The Company's return on average assets was 0.8% for the year ended December 31, 2001, down from 1.4% for the year ended December 31, 2000. The decline was caused by the growth in total assets of 20% while net earnings declined 31%. Average assets increased 16% in 2001, compared to only 7% in 2000. Summit's return on average equity also decreased for the year ended December 31, 2001 to 10.8% from 15.9% for the year ended December 31, 2000.

The Company ceased operations of its 80%-owned subsidiary, CashMart, Inc., in April 2001, recording an asset impairment charge of $125,000 to reflect expected liquidation values. CashMart's revenues were much lower than anticipated and the expected growth rate could not likely be achieved in an acceptable timeframe. The equipment is expected to be sold in 2002, and the subsidiary will be liquidated. Total losses for CashMart, Inc. in 2001 and 2000 were $170,000 and $86,000, respectively.

The Company recorded additional expenses of $135,000 in the first quarter of 2001 related to a potential acquisition of another financial institution in the Atlanta market through a tender offer arrangement. Following several accommodating attempts to complete the transaction, Summit determined that there were an insufficient number of shares tendered that would make such an acquisition meaningful to our shareholders. There are no ongoing merger discussions with that institution.

Forward Looking Statements

Management's discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expression about our confidence and strategies, as well as our expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may be identified by such forward-looking terminology as "expect", "believe", "anticipate", "may", "will", or similar statements or variations of such terms. Such forward-looking statements involve certain risk and uncertainties, including, but not limited to, the direction of interest rates, continued levels of loan quality, origination volume, continued relationships with major customers and referrals for sources of loans, the effect of economic conditions and regulatory barriers; and the effect of tax and legal structures. Actual results may differ materially from such forward-looking statements. Summit assumes no obligation for updating any such forward-looking statements at any time.

The Company's common stock is listed on the Nasdaq Stock Market under the trading symbol of "SBGA". The Company has three brokerage firms that make a market in its stock. The following table sets forth: (1) the high and low sales price for the common stock as reported by Nasdaq; and (2) the amount of the quarterly dividends declared on the common stock during the periods indicated.

	Sales Price		Cash Dividend Declared
Calendar period	High	Low

2001
First Quarter	$21.50	$12.92	$.18
Second Quarter	17.25	15.00	.18
Third Quarter	16.75	14.13	.18
Fourth Quarter	15.42	13.55	.18
2000
First Quarter	$13.25	$11.25	$.18
Second Quarter	16.88	14.13	.18
Third Quarter	16.75	11.94	.18
Fourth Quarter	17.63	15.32	.18

The Company is a legal entity, separate and distinct from The Summit National Bank (the "Bank"), its banking subsidiary, and its revenues depend primarily on the payment of dividends from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 2002 is approximately $1,645,000 plus current year earnings of the Bank. At December 31, 2001, approximately $24,305,000 of the Company's investment in the bank subsidiary is restricted as to dividend payments from the Bank to the Company. In both 2001 and 2000, the Company's annual cash dividend to shareholders was $.72 per share.

Critical Accounting Policies

In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies which are used in preparing the consolidated financial statements of the Company. These policies are described in Note 1 to the consolidated financial statements which are presented elsewhere in this annual report. Of these policies, Management believes that the accounting for the allowance for loan losses is the most critical.

[photo of Company director, James S. Lai, Ph.D.]

Losses on loans result from a broad range of causes from borrower specific problems, to industry issues, to the impact of the economic environment. The identification of these factors that lend to default or non-performance under a borrower loan agreement and the estimation of loss in these situations is very subjective. In addition, a dramatic change in the performance of one or a small number of borrowers can have a significant impact in the estimate of losses. As described further below, Management has implemented a process that has been applied consistently to systematically consider the many variables that impact the estimation of the allowance for loan losses.

Comparison of the Years Ended December 31, 2001 to December 31, 2000

Total assets reported by the Company at December 31, 2001 were $341 million compared to $283 million at December 31, 2000, reflecting a strong growth rate in excess of 20%. Much of this growth resulted from an influx of time deposit funds in early 2001 of approximately $30 million. These funds provided the resources for the loan growth realized this year. Most of the Company's loan growth in 2001 consisted of commercial loans. The Company generated $19.2 million in government-guaranteed Small Business Administration ("SBA") loans, once again placing Summit as one of the leaders in SBA loan originations in the Atlanta area. With sufficient liquidity, the Company retained all new SBA loans and refrained from selling the guaranteed portions in the secondary market. In 2000, the Company sold $2.1 million of the guaranteed portions in the secondary market. Total deposits grew $56 million, or 23%, during the year ended December 31, 2001, primarily consisting of time deposit growth. Total time deposits increased to $163 million at December 31, 2001, up from $126 million at the end of 2000. Additionally, non-interest-bearing demand deposits grew 10% to $67 million at December 31, 2001, which represented 23% of all deposits at December 31, 2001. Corporate customers' overnight sweep accounts maintained a fairly consistent balance in total of $5.0 million at December 31, 2001 compared to $4.8 million at December 31, 2000. Overnight sweep accounts pay tiered rates, averaging about 3% during 2001. Total assets also increased due to the purchase of the BOLI product totaling $6.1 million. This asset will increase in future periods as the cash surrender value grows.

Net interest income decreased $1.8 million, or 22%, to $12.5 million in 2001. The growth in earning assets largely offset the decline in interest income due to lower prime rates. However, the strong increase in time deposits occurred at the beginning of the year when certificate of deposit rates were still relatively high. Most of these new funds were placed in twelve-month certificates causing the Bank's cost of funds to remain high while the loan portfolio was impacted by the declining interest rate environment. Other deposit products, such as money market and savings accounts were adjusted downward during the year to reflect current market rates. The provision for loan losses decreased to $755,000 in 2001 from $1,250,000 in 2000, as loan quality greatly improved. Non-interest income of $3.1 million decreased 10% in 2001 primarily as a result of the $275,000 unrealized loss recorded due to the decline in fair value of the interest rate swap. International fee income has also declined due to lower transaction volume. Gains on sales of investment securities in 2001 totaled $247,000 partially offsetting lower international fee income. In 2000, the Company recognized a net loss on sales of investment securities of $128,000.

Fourth Quarter 2001 Results

Net income for the fourth quarter of 2001 was $655,000, down from $803,000 for the same period in 2000. The main reason for the decline was that net interest income after loan loss provision decreased $338,000 due to a declining interest rate environment, compounded by the high cost of funds on the time deposits issued in early 2001. Interest income declined $700,000 while interest expense for the comparable quarters remained flat. The loan loss provision declined $345,000 for the fourth quarter of 2001 as loan quality improved. Non-interest income decreased $100,000 in the fourth quarter of 2001 compared to the fourth quarter of 2000. The loss on the interest rate swap recorded in December 2001 was offset by gains recognized on sales of investment securities in the fourth quarter of 2001 of $229,000. There were no sales of investment securities in the fourth quarter of 2000. Non-interest expenses were flat for the fourth quarter at $2.6 million compared to last year at

$2.7 million. While salaries and benefits were lower by $190,000 due to lower incentive bonuses, legal fees increased $84,000 due to collection efforts on one commercial loan. Basic and diluted net earnings per share for the fourth quarter were $.34 and $.41 per share for 2001 and 2000, respectively, adjusted for the February 2001 stock dividend. The Company paid a dividend of $.18 per share for the fourth quarters of 2001 and 2000.

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

Net interest income decreased 22%, or $1.8 million, to $12.5 million for the year ended December 31, 2001 compared to the year ended December 31, 2000. Strong loan growth during the year helped to offset roughly 80% of the decline in interest income due to a declining interest rate environment. Average interest-earning assets increased $49 million during the year; however, approximately 72% of the loan portfolio is tied to the prime index. The prime rate declined 475 basis points during 2001. This had a significant impact on loan interest income. In November 2001, the Bank entered into an interest rate swap with a notional amount of $25 million to reduce interest rate risk on certain variable rate loans. The Bank will receive a fixed rate of 6.43% and pay prime rate quarterly for three years. Interest income from loans includes $62,000 representing the spread between receiving the fixed rate and paying an adjustable quarterly prime rate since November 2001. Interest on investment securities increased $1 million during the year ended December 31, 2001 as a result of a higher volume of investment securities during 2001 compared to 2000.

Average interest-bearing liabilities increased 30%, or $50 million, in 2001, primarily due to the time deposit growth in first quarter. The time deposits were added at a time when rates ranged from 6% to 7% for one-year certificates. As interest rates declined throughout the 2001, the rates on the one-year certificates fell to about 3%. Despite the strong increase in time deposits, non-interest-bearing deposits continued to represent approximately 23% of total deposits. In an effort to reduce the Bank's cost of funds, the Bank entered into an interest rate swap agreement in December 2001 to convert $5 million in fixed-rate debt to variable-rate debt. The Bank receives a fixed rate of 7.25% and pays the prime rate quarterly for the remaining 4-year term of the debt obligation. The impact of the spread between receiving fixed and paying prime reduced interest expense on borrowed funds by $10,000. The impact of the declining interest rate environment on the Bank' assets and liabilities resulted in a decline in the Bank's cost of funds of only 18 basis points while the yield on interest-earning assets declined 146 basis points. The net interest margin decreased to 4.14% in 2001, from 5.67% in 2000. As the one-year time deposits that were added in early 2001 mature in early 2002, the Company's net interest margin will improve.

Net interest income increased 19%, or $2.3 million, to $14 million in 2000 as compared to 1999. Average interest-earning assets increased 11%, or $15 million, accounting for most of the increase in interest income, primarily due to loan growth. The average yield on loans increased over 50 basis points during 2000, partly due to the retention of higher-yielding SBA guaranteed loans. Average interest-bearing liabilities increased 11%, or $6.7 million, in 2000. This increase in average interest-bearing liabilities was primarily due to an increase in other borrowed funds instead of deposits, which only grew $500,000 on average. Interest expense increased primarily as a result of higher time deposit rates in 2000. Another important factor in the Company's stronger net interest income was the increase in non-interest-bearing deposits, which posted a growth rate of 13% over 1999. At December 31, 2000, 25% of all customer deposits were in non-interest bearing accounts, compared to a Uniform Bank Performance Report ("UBPR") average of 17% as of September 30, 2000.

[photo of Company director, P. Carl Unger, Ph.D.]

The following table sets forth information with respect to average balance sheet data and related interest income, expense, yields and rates for the years ended December 31, 2001 and 2000.

Average Balance Sheet Data
	2001			2000
(Dollars in thousands)	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates

Assets
Interest-earning assets:
Loans(1)	$202,352	$17,707	8.75%	$179,161	$18,701	10.44%
Investment securities	88,126	5,350	6.07%	67,523	4,347	6.44%
Federal funds sold	10,290	482	4.68%	4,718	281	5.96%
Interest-bearing deposits with other	257	11	4.28%	203	18	8.87%
banks
Total interest-earning assets	301,025	23,550	7.82%	251,605	23,347	9.28%
Non-interest-earning assets:
Cash and due from banks	13,274			13,521
Premises and equipment, net	3,346			3,492
Allowance for loan losses	(3,223)			(3,019)
Other assets	11,249			14,295
Total non-interest-earning assets	24,646			28,289
Total assets	$325,671			$279,894
Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
NOW accounts	$15,010	$177	1.18%	$14,924	$214	1.43%
Money market accounts	28,441	724	2.55%	24,825	792	3.19%
Savings deposits	9,986	190	1.90%	9,160	231	2.52%
Other time deposits	162,574	9,159	5.63%	116,745	6,539	5.60%
Total interest-bearing deposits	216,011	10,250	4.75%	165,654	7,776	4.69%
Other interest-bearing liabilities:
Federal funds purchased	631	23	3.65%	1,073	74	6.90%
Federal Home Loan Bank advances	10,000	614	6.14%	12,246	809	6.61%
Short-term borrowings and	6,092	186	3.05%	10,102	411	4.07%
obligations under capital lease
Total interest-bearing liabilities	232,734	11,073	4.76%	189,075	9,070	4.80%
Non-interest-bearing liabilities and
stockholders' equity:
Demand deposits	63,389			58,311
Other liabilities	2,480			8,756
Stockholders' equity	27,068			23,752
Total non-interest-bearing liabilities	92,937			90,819
and stockholders' equity
Total liabilities and stockholders'	$325,671			$279,894
equity
Interest rate spread			3.06%			4.48%
Net interest income		$12,477			$14,277
Net interest margin(2)			4.14%			5.67%

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $720,000 in 2001 and $844,000 in 2000.

(2) Net interest margin is net interest income divided by average total interest-earning assets.

Changes in Net Interest Income

The table below details the components of the changes in net interest income for the last two years. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes and changes due to rates. The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.
	2001 Compared with 2000			2000 Compared with 1999
	Due to Changes in			Due to Changes in
Interest income (In	Average Volume	Average Rate	Net Increase (Decrease)	Average Volume	Average Rate	Net Increase (Decrease)
thousands)

Loans	$3,991	$(4,986)	$(995)	$2,922	$962	$3,884
Investment securities	1,225	(222)	1,003	(1,111)	962	(149)
Federal funds sold	245	(44)	201	(266)	105	(161)
Interest-bearing deposits with other banks	6	(13)	(7)	(1)	7	6
Total interest income	5,467	(5,265)	202	1,544	2,036	3,580
Interest expense (In
thousands)

NOW accounts	1	(38)	(37)	3	5	8
Money market accounts	176	(243)	(67)	(36)	70	34
Savings deposits	24	(66)	(42)	6	14	20
Other time deposits	2,582	39	2,621	76	713	789
Federal funds purchased	(24)	(28)	(52)	59	7	66
Federal Home Loan Bank	(141)	(54)	(195)	161	144	305
advance
Short-term borrowings	(138)	(87)	(225)	103	3	106
and obligations under
capital lease
Total interest expense	2,480	(477)	2,003	372	956	1,328
Change in net interest income	$2,987	$(4,788)	$(1,801)	$1,172	$1,080	$2,252

Non-interest Income

The following table presents the principal components of non-interest income for the years ended December 31, 2001, 2000, and 1999.
(In thousands)	2001	2000	1999

Fees for international banking services	$1,166	$1,417	$1,264
Other	722	801	502
Overdraft charges	609	611	652
Service charge income	571	543	505
Net gains (losses) on sales of investment securities	247	(128)	(127)
SBA servicing fees	144	187	259
Unrealized loss on interest rate swap	(275)	-	-
Gains on sales of loans	-	99	271
Total non-interest income	$3,184	$3,530	$3,326

Non-interest income decreased $346,000 in 2001 to $3.2 million compared to $3.5 million in 2000. The decline was due primarily to lower international fee income, as well as the unrealized loss recorded due to the decline in the fair value of the interest rate swap that totaled $275,000. Offsetting part of these decreases were gains on sales of investment securities of $247,000 in 2001. The recorded losses on sales of investment securities in 2000 were $128,000. International fee income decreased to $1.2 million for 2001 compared to $1.4 million for 2000. The softening economy has resulted in a reduced volume of import and export transactions during 2001. Summit's revenues from international operations are generated solely from import and export transaction fees, as the Company does not provide lending facilities to non-US resident customers.

[photo of Company director and CEO, Pin Pin Chau]

The Bank elected to retain the SBA loans originated during 2001, as additional liquidity was not necessary. Sales of the guaranteed amounts in 2000 produced gains of $99,000. During 2001, the Company originated $19.2 million of new SBA loans compared to $11.4 million in 2000. The Company has consistently been recognized by the SBA as one of the most active lending institutions in the state of Georgia for several years. The Company's loan servicing portfolio for third parties was $31 million at year-end 2001, compared to $40 million at year-end 2000 and provided servicing fee income of $144,000 in 2001 and $187,000 in 2000. Third party servicing is created by the Company's SBA loan sales. Thus, when the Company decides to retain the entire loan the servicing income declines; however, this is more than offset through additional interest income.

Non-interest income increased $200,000 in 2000 to $3.5 million compared to $3.3 million in 1999. The increase was due primarily to higher international fee income and other income resulting from recoveries of $347,000 from a loan charged-off during the California Security Bank acquisition in 1998. Offsetting these two increases were lower gains on sales of SBA loans. International fee income increased to $1.4 million for 2000 compared to $1.3 million for 1999. The growth in international fees resulted from business development efforts during 2000 to expand our import and export transaction volumes. SBA loan sales produced gains of $99,000 for 2000 compared to $271,000 for 1999 as fewer loans were sold. During 2000, the Company originated $11.4 million of new SBA loans compared to $15.3 million in 1999. Total guaranteed amounts sold were $2.1 million and $6.6 million in 2000 and 1999, respectively.

Non-interest Expenses

The following table presents the principal components of non-interest expenses for the years ended December 31, 2001, 2000, and 1999.
(In thousands)	2001	2000	1999

Salaries and employee benefits	$5,473	$5,512	$4,718
Net occupancy	980	846	794
Professional services	940	788	789
Equipment	893	687	710
Other operating expenses	483	333	460
Data/item processing	447	660	660
Telephone	303	324	321
Postage and courier	293	276	273
Marketing and community relations	286	215	266
Office supplies	206	202	192
Other losses	141	272	464
Insurance	116	116	113
Travel	115	130	103
Directors fees	110	113	99
Goodwill amortization	93	85	86
Property and business taxes	91	89	103
Dues and memberships	66	62	63
Minority interest in non-bank subsidiary's net
income(loss)	(34)	(18)	1
Total non-interest expenses	$11,002	$10,692	$10,215

Total non-interest expenses increased $327,000, or 3%, in 2001, primarily due to two transactions in 2001. In first quarter of 2001, the Company made an attempt to acquire the shares of a local competing financial institution in the Atlanta market. Following several accommodating attempts to complete the transaction, Summit determined that there were an insufficient number of shares tendered that would make such an acquisition meaningful to our shareholders. There are no ongoing merger discussions with that institution. The Company expensed $135,000 in legal fees in this effort. The Company also ceased operations of its 80%-owned subsidiary, CashMart, Inc. in 2001 when it was determined that the business could not meet profitable expectations within an acceptable timeframe. A write-down of the subsidiary's equipment value resulted in a charge to earnings of $125,000. Management's efforts to control growth in operating costs have been successful in the past year. Excluding the two expenses previously mentioned, non-interest expenses were relatively flat compared to 2000. Salaries and employee benefits were unchanged since the increases due to general salary adjustments and three additional staff positions were offset by lower incentive bonuses. Year-end full-time equivalent staff increased to 111 from 108 at December 31, 2000. Data processing expenses declined $213,000 this year with the March 2001 conversion to an in-house item processing operation. Some of these savings were offset by additional equipment depreciation, occupancy costs and staff expenses. Management believes that by bringing the item processing function in-house, the quality of service rendered to Summit's customers will improve with faster access to customer information, quicker delivery of account statements, and the ability to provide images of checks via the Internet BankTouch product. Other losses once again were lower than the previous year as well. Operating and fraud losses totaled $141,000 in 2001 compared to $272,000 last year.

As a result of the lower net interest income this year, as well as the two special charges, the operating efficiency ratio of the Bank was markedly higher than in past years at 70.3%. In 2000 the ratio was 60.1%, primarily due to much higher net interest income and controlled overhead expenses. The bank's peer group showed an operating efficiency ratio for the nine months ended September 30, 2001 of 61.2%.

Management's efforts to control growth in operating costs produced a significant improvement in the increase in non-interest expenses in 2000 compared to prior year increases in costs. Total non-interest expenses increased $494,000, or 5%, in 2000 primarily due to growth in staffing throughout the Company. Salaries and employee benefits increased nearly $800,000 in 2000 to $5.5 million compared to the prior year as the year-end full-time equivalent staff increased to 108 from the December 31, 1999 total of 101. Much of this increase was attributed to performance pay. Offsetting the higher salaries and benefits costs was a reduction in other losses to $272,000 from the previous year's total of $464,000. Losses in 1999 included one instance of fraud that totaled $320,000, causing an anomaly in overhead.

The operating efficiency ratio of the Bank improved substantially to 60.1% in 2000 compared to 66.6% for 1999, primarily due to increased net interest income and controlled overhead expenses. The bank's peer group showed an operating efficiency ratio for 1999 of 63.8%.

Loan Portfolio

Loans are expected to produce higher yields than investment securities and other interest-earning assets. Thus the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. The Company continued to experience healthy loan growth in 2001 despite the slowdown of the economy. Average total loan balances in 2001 increased $22 million. Net loans increased to $217 million, up $29 million from year-end 2000, an increase of 16%. The growth was due in large part to continued efforts by the lending department to make high-quality loans, in addition to strong SBA loan demand and Management's decision to hold the SBA loans instead of selling them in the secondary market. The San Jose office contributed $4.5 million of this growth, representing 16% of the total loan growth for the Company. During 2001, the growth in the loan portfolio was primarily realized in commercial loans, those secured by business assets, increasing $6 million to $60 million, and commercial loans secured by real estate, which grew $24 million to $159 million. Consumer loans declined to $2.2 million at December 31, 2001 from $3.0 million at December 31, 2000 as loan liquidations exceeded consumer loan growth. The Bank's primary focus with its lending function is to provide credit services to small and medium-sized businesses, thus the large commercial loan portfolio. Less emphasis is placed on the generation of consumer loans, although in the process of providing credit services to businesses owners for assistance in their business, personal needs are also addressed.

The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At year-end 2001, 72% of the total loan portfolio had floating or adjustable rates, slightly higher than the 68% rate at the end of 2000.

[photo of Company director and President, David Yu]

The Company experienced healthy loan growth in 2000, although the market slowed somewhat from 1999. Average net loan balances in 2000 increased $28 million. Net loans outstanding increased to $187 million compared to $165 million at year-end 1999, an increase of 13%. The growth was due in large part to stable economic conditions during the year. The San Jose office contributed approximately $5 million of this growth, representing 22% of the total loan growth for the Company. During 2000, the growth in the loan portfolio was primarily realized in commercial loans, with a $3.5 million increase to $48 million, and commercial loans secured by real estate, with an $18 million increase to $135 million. Consumer loans declined to $3 million at December 31, 2000 from $4.8 million at December 31, 1999 for the same reasons applicable to the current year's declines.

The following table presents the composition of the Company's loan portfolio at December 31, 2001 and 2000.
	2001		2000
(Dollars in thousands)	Amount	% of Loans	Amount	% of Loans

Commercial, financial, and agricultural	$47,977	22%	$48,360	25%
Real estate - construction	1,526	1	4,718	2
Real estate mortgage - primarily commercial	156,998	71	129,794	69
Installment loans to individuals	2,298	1	3,041	2
Less: unearned income	(1,162)	(1)	(1,341)	(1)
Loans held for sale - SBA	12,107	6	5,782	3
Total loan, net of unearned income	219,744	100%	190,354	100%
Less: allowance for loan losses	(3,234)		(3,141)
Net loans	$216,510		$187,213

The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 2001.
Loans Maturing (In thousands)	Within 1 Year	1-5 Years	After 5 Years	Total

Loans with:
Predetermined interest rates	$7,201	$44,136	$10,521	$61,858
Floating or adjustable rates	30,808	38,644	88,434	157,886
Total loans	$38,009	$82,780	$98,955	$219,744

Allowance and Provision for Loan Losses

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due, and other loans that Management believes require special attention. The determination of the allowance for loan losses is subjective and considered a critical accounting policy of the Company.

When reviewing the allowance for loan losses, it is important to understand to whom the Company lends. The loan portfolio is primarily comprised of loans to small businesses. In particular, the Company has developed lending niches in a number of industries, the most prevalent of which, include restaurants, convenience stores, and strip shopping centers. The risk to lending to these types of businesses is that they typically are more vulnerable to changes in economic conditions. The Company has mitigated the risk to these types of borrower in several ways. First, a large portion of these loans is supported by government guarantees obtained from the Small Business Administration. Secondly, the majority of the Company's loans are well secured with marketable real estate, and thirdly, the Company performs in-depth economic analyses on these industries in order to remain abreast of current trends and conditions.

The allowance for loan losses methodology is based on a loan classification system. For purposes of determining the required allowance for loan losses and resulting periodic provisions, the Company segregates the loan portfolio into broad segments, such as: consumer, commercial and SBA loans. The Company provides for a general allowance for losses inherent in the portfolio for each of the above categories. The general allowance for losses is calculated based on estimates of inherent losses which probably exist as of the evaluation date. Loss percentages used for this portion of the portfolio are generally based on historical loss factors adjusted where necessary for qualitative factors. The general allowance for losses on problem loans in these categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the problem loans are determined based upon historical loss experience and regulatory requirements. For loans considered impaired, specific allowances are provided in the event that the specific collateral analysis on each problem loan indicates that the probable loss upon liquidation of collateral would be in excess of the fair value of the collateral if the loan is collateral dependent or if the present value of expected future cash flows are less than the loan balance. In addition to these allocated reserves, the Company has established an unallocated reserve of $200,000 at December 31, 2001. The basis for the unallocated reserves is due to a number of qualitative factors, such as migration trends in the portfolio, trends in volume, the risk identification process, changes in the outlook for local and regional economic conditions and concentrations of credit.

The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that Management has determined to be appropriate. The Company's provision for loan losses for 2001 was $755,000 compared to $1,250,000 in 2000. The decrease is attributed to a strong improvement in loan quality as evidenced by the decline in delinquencies and non-performing loans at December 31, 2001 as compared to December 31, 2000. Net charge-offs of $663,000 for the year ended December 31, 2001 compared similarly to $634,000 in 2000. Non-performing assets decreased to $463,000 at year-end 2001 from $2 million at year-end 2000. The amount of non-performing assets at the end of 2001 consisted of only one commercial loan secured by business assets. Non-performing assets at December 31, 2000 included $595,000 of other real estate due to the closure of a branch office. The property was sold in fourth quarter 2001. Non-performing loans at December 31, 2000 included (in addition to the other real estate) five SBA fully-guaranteed portions of credits totaling $300,000, three commercial loans secured by business assets totaling $730,000, and one $400,000 commercial loan secured by real estate. The Company had allocated reserves totaling $313,000 and $446,000 for all non-performing loans, for the years ending December 31, 2001 and 2000, respectively.

Net loan charge-offs in 2001 were .33% of average net loans outstanding compared to .35% in 2000. Gross charge-offs decreased $57,000 to $984,000 for year ended December 31, 2001 compared to last year. Charge-offs in 2001 consisted primarily of commercial loans ranging in size from $4,000 to $165,000, as well as a total of approximately $128,000 for the unguaranteed portions of six SBA loans. Installment loan charge-offs represented $42,000 of the total gross amount.

Net loan charge-offs in 2000 declined to .35% of average net loans outstanding from .47% in 1999. Gross charge-offs increased less than $100,000 to $1,041,000 in 2000 as compared to 1999. Charge-offs in 2000 consisted primarily of commercial loans ranging in size from $10,000 to $260,000, as well as a total of approximately $100,000 for the unguaranteed portions of six SBA loans. Installment loan charge-offs represented only $9,000 of the total gross amount.

The allowance for loan losses represented 1.47% of total loans at December 31, 2001 compared to 1.65% at December 31, 2000. The decrease is due to a significant improvement in the Company's non-performing loans, as well as a decrease in the unallocated reserve. The decrease in the unallocated reserve is due to a variety of factors including an improvement in the Company's credit risk management process and the addition of a full time employee responsible for internal credit reviews. The determination of the allowance for loan losses rests upon Management's judgment about factors affecting loan quality, assumptions about the economy, and other factors; however, Management's judgment is based upon a number of assumptions, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be

[photo of Company director, Gerald L. Allison]

 required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for five years ending December 31, 2001.
Years Ended December 31,	2001	2000	1999	1998	1997
(Dollars in thousands)

Allowance for loan losses at beginning	$3,141	$2,525	$2,336	$1,468	$1,931
of year
Charge-offs:
Commercial, financial, and agricultural	737	952	601	174	1,071
Real estate	204	80	319	714	76
Installment loans to individuals	42	9	45	63	192
Total	983	1,041	965	951	1,339
Recoveries:
Commercial, financial, and agricultural	143	263	79	419	300
Real estate	168	114	156	105	-
Installment loans to individuals	10	30	20	27	36
Total	321	407	255	551	336
Net charge-offs	662	634	710	400	1,003
Provision for loan losses	755	1,250	899	455	540
Loan loss allowance of acquired bank	-	-	-	813	-
Allowance for loan losses at end of year	$3,234	$3,141	$2,525	$2,336	$1,468
Allowance for loan losses to average	1.60%	1.75%	1.67%	2.03%	1.58%
loans outstanding
Allowance for loan losses to net	4.9x	5.0x	3.6x	5.8x	1.5x
charge offs

The amounts and percentages of such components of the allowance for loan losses at December 31, 2001 and 2000, and the percentage of loans in each category to total loans are presented in the table below.
	2001			2000
	Allowance	(%)	% of Loans	Allowance	(%)	% of Loans
(Dollars in thousands)	$			$

Commercial, financial,	$1,170	36%	27%	$1,276	41%	25%
and agricultural
Real estate	1,830	57%	72%	1,587	51%	73%
Installment loans to	34	1%	1%	39	1%	2%
individuals
Unallocated	200	6%	-	239	7%	-
Total	$3,234	100%	100%	$3,141	100%	100%

Non-performing Assets

As a result of Management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 2001, 2000, and 1999, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $99,000, $31,000, and $95,000, respectively.

Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired by foreclosure. The Company's non-performing assets as a percentage of total loans and other real estate were ..21% at December 31, 2001 as compared to 1.06% in the prior year. At December 31, 2001, the Company had one non-accrual loan of $463,000 representing a conventional commercial loan secured by business assets. There was no other real estate owned at December 31, 2001. At December 31, 2000, the Company had non-

accrual loans representing five SBA fully-guaranteed portions of credits totaling $300,000, three commercial loans secured by business assets totaling $730,000, and one $400,000 commercial loan secured by real estate. Additionally, the other real estate owned of $595,000 was included in non-performing assets at December 31, 2000. This asset was classified as other real estate upon closure of a branch in June 2000. It was sold in fourth quarter 2001. There were no loans past due 90 days or more as to principal or interest payments and still accruing at either December 31, 2001 or 2000.

The following table presents an analysis of the Company's non-performing assets as of December 31, 2001 and 2000.
December 31, (Dollars in thousands)	2001	2000

Loans on non-accrual	$463	$1,434
Other real estate owned	-	595
Total non-performing assets	$463	$2,029
Loans 90 days past due and still accruing interest	$-	$-
Total non-performing assets as a percentage of total loans	.21%	1.06%
and other real estate
Loans 90 days past due and still accruing interest as a	-%	-%
percentage of total loans

Impaired loans are defined as those loans as to which Management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 2001 and 2000, the Company had loans totaling $463,000 and $1,434,000, respectively, that were considered impaired. Impaired loans at year-end 2001 and 2000 included all non-accrual loans. Included in the allowance for loan losses at the end of 2001 and 2000, the Company specifically allocated $313,000 and $446,000, respectively, for these loans.

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

Liquidity and Interest Rate Sensitivity

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt, off-balance sheet obligations and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company also has lines of credit available from other funding sources to provide additional funds as needed. These sources include the Federal Home Loan Bank ("FHLB") and other correspondent financial institutions.

At December 31, 2001, the Company's net loan to deposit ratio was 73% compared to a ratio of 77% at December 31, 2000, as a result of the strong deposit growth in 2001, which outpaced loan growth. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available.

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

[photo of Company director, Peter M. Cohen]

The Bank has several funding sources on which to draw should liquidity warrant. Federal funds lines with various correspondent financial institutions total $18 million. There are restrictions as to the number of consecutive days under which funds can be purchased, and these rules are closely monitored for adherence. The Federal Home Loan Bank is another available source for funding, provided there are sufficient assets, investment securities or loans, for collateral. Standard availability with the FHLB is 10% of an institution's total assets, which would be approximately $33 million for Summit, specifically. At December 31, 2001, outstanding advances from the FHLB totaled $10 million. Additional possible sources of funds include overnight repurchases with correspondent institutions and brokered time deposits. From time to time, the Bank also places bids on State of Georgia, Office of Treasury and Fiscal Services, time deposits. While these funds also require collateral above the limits of FDIC insurance, the rates have typically been attractive to the Bank and the cost minimal to issue multi-million dollar certificates. As mentioned previously, a significant amount of time deposits were scheduled to mature in early 2002. In February 2002, the Bank successfully bid on certificates of deposit totaling $4 million to the State of Georgia to improve liquidity, offsetting some of the matured time deposits that did not renew. Coupled with ongoing loan growth, the Bank may have additional liquidity needs, and Management has considered these other sources to meet those needs.

The Company's interest rate sensitivity position at December 31, 2001 is presented in the table below.
	Assets and liabilities repricing within
(Dollars in thousands)	3 Months or less	4 to 6 Months	7 to 12 Months	1-5 Years	Over 5 Years	Total

Interest-earning assets:
Loans	$137,197	$3,416	$5,859	$43,762	$29,511	$219,745
Investment securities	4,310	2,398	5,533	34,834	41,504	88,579
Interest-bearing deposits with	553	-	-	-	-	553
other banks
Total interest-earning assets	142,060	5,814	11,392	78,596	71,015	308,877
Interest-bearing liabilities:
Deposits	80,871	33,812	42,660	70,590	49	227,982
Federal Home Loan Bank	5,000	-	-	-	5,000	10,000
advances
Other borrowed funds	5,466	-	-	-	-	5,466
Total interest-bearing liabilities	91,337	33,812	42,660	70,590	5,049	243,448
Interest sensitivity gap	50,723	(27,998)	(31,268)	8,006	65,966	65,429
Cumulative interest sensitivity	$50,723	$22,725	$(8,543)	$(537)	$65,429	$65,429
gap
Cumulative sensitivity ratio	1.56	1.18	.95	1.00	1.27	1.27
(Cumulative interest-earning
assets/cumulative
Interest-bearing liabilities)

The Company is slightly liability sensitive, comparing its interest-earning assets to interest-bearing liabilities through the next twelve months. This suggests that the Company's net interest income could be negatively impacted by increases in market rates. However, given that the Company's fixed-rate debt and term deposits are currently priced higher than current market rates, the impact of increases in market rates is somewhat mitigated. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all interest-bearing demand and savings deposits are considered not highly volatile and are therefore classified with 50% of the balances in the one-year or less periods and 50% in the over-one-year periods. Time deposits are presented based on their contractual terms. It is the Company's policy to maintain its one-year gap position in the .8 to 1.2 range. The one-year gap reflected by the interest rate sensitivity table is .95, indicating adherence to Company policy. Management closely monitors the Company's position, and, if rates should change in either direction, Management will take steps to reposition its interest-earning assets and interest-bearing liabilities to minimize the impact of a gap exposure. Last year, as rates declined, Management entered into interest rate swap agreements in order to partially insulate earnings from additional rate declines. By receiving a fixed rate of interest for a term of three to four years and paying a floating rate, the Bank was able to more closely match assets and liabilities repricing within one year.

Commitments and Contractual Obligations

In addition to the Company's contractual obligations such as deposits, FHLB advances and other borrowed funds, the Company has commitments to its customers under lines of credit. The total of these commitments at December 31, 2001 was approximately $22 million. The lines include conventional revolving lines of credit that consist of commercial working capital lines that renew annually. Commitments also include annually renewing international lines for letters of credit availability. There are commitments under lines of credit which are not revolving that are used by customers for specific purposes, as well as various types of consumer lines of credit. These include lines secured by mortgages on residential real estate and unsecured revolving credit lines. Although Management regularly monitors the balance of outstanding commitments to ensure funding availability should the need arise, historical records indicate that the total of outstanding commitments is a very consistent amount, and the risk of all customers fully drawing on all these lines at the same time is remote.

The following table is a summary of the Company's commitments to extend credit, commitments under contractual leases, as well as the Company's contractual obligations, consisting of deposits, FHLB advances and borrowed funds, by contractual maturity date.
	2002	2003	2004	2005	2006	Thereafter

Demand and savings	$131,773	$-	$-	$-	$-	$-
deposits
Time deposits	124,931	10,562	4,349	14,580	8,680	49
Federal Home Loan Bank	-	5,000	-	5,000	-	-
advances
Other borrowed funds	5,466	-	-	-	-	-
Commitments to	21,850	-	-	-	-	-
customers under lines
of credit
Commitments under lease	703	653	664	676	688	1,272
agreements
	$284,723	$16,215	$5,013	$20,256	$9,368	$1,321

Investment Portfolio

The following table presents maturity distribution and yields of investment securities available for sale.
	December 31, 2001			December 31, 2000
			Year-end Weighted Avg. Yield
	Amortized Cost	Fair Value		Amortized Cost	Fair Value
(Dollars in thousands)

U.S. Government Agencies
One year or less	$-	$-	-	$8,009	$7,956
Over one through five years	23,932	24,184	5.19%	10,496	10,579
Over five years	8,399	8,288	4.92%	2,202	2,180
	32,331	32,472	5.12%	20,707	20,715
Total U.S. Government Agencies
Mortgage-Backed Securities
One year or less	-	-	-	1,955	1,900
Over one through five years	2,867	2,843	5.20%	1,273	1,274
Over five through ten years	5,827	5,905	6.14%	2,861	2,849
Over ten years	32,068	32,433	5.68%	28,628	27,851
Total mortgage-backed securities	40,762	41,181	5.71%	34,717	33,874
Tax-Exempt Municipal Securities
Over five through ten years	1,000	981	4.20%	750	728
Over ten years	1,569	1,484	4.67%	1,818	1,742
Total tax-exempt municipal securities	2,569	2,465	4.49%	2,568	2,470
Other Investments
Over ten years	900	902	-	900	858
Total other investments	900	902	-	900	858
Total investment securities	$76,562	$77,020	5.83%	$58,892	$57,917
available for sale

[photo of Company director, Jose I. Gonzalez]

The following table presents maturity distribution and yields of investment securities held to maturity.
	December 31, 2001			December 31, 2000
			Year-end Weighted Avg. Yield
	Amortized Cost	Fair Value		Amortized Cost	Fair Value
(Dollars in thousands)

Mortgage-Backed Securities
Over ten years	$1,035	$1,042	6.61%	-	-
Total mortgage-backed securities	1,035	1,042	6.61%	-	-
Tax-Exempt Municipal Securities
Over five through ten years	1,940	1,927	4.32%	-	-
Over ten years	8,584	8,270	4.97%	-	-
Total tax-exempt municipal securities	10,524	10,197	4.85%	-	-
Total investment securities available for sale	$11,559	$11,239	5.01%	-	-

Deposits

The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 2001 and 2000.

	2001		2000
	Average Amount	Average Rate	Average Amount	Average Rate
(Dollars in thousands)

Non-interest-bearing deposits	$63,389	-%	$58,864	-%
Interest-bearing deposits:
NOW accounts	15,010	1.18%	14,924	1.43%
Money market accounts	28,441	2.55%	24,825	2.85%
Savings deposits	9,986	1.90%	9,160	2.52%
Other time deposits	162,574	5.63%	116,745	5.60%
Total	$279,400	3.67%	$224,518	3.46%

The following table presents the maturity of the Company's time deposits at December 31, 2001.
	Other Time Deposits $100,000 and Greater	Other Time Deposits Less Than $100,000

(In thousands)			Total

Months to Maturity:
3 or less	$30,652	$40,984	$71,636
Over 3 through 6	10,549	18,076	28,625
Over 6 through 12	9,485	15,181	24,666
Over 12	19,593	18,631	38,224
Total	$70,279	$92,872	$163,151

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

The table below presents the contractual balances and the estimated fair value of the Company's financial instruments at their expected maturity dates as of December 31, 2001. The expected maturity categories for investment securities take into consideration historical prepayment experience, as well as Management's expectations based on the interest rate environment as of December 31, 2001. For core deposits without contractual maturity (i.e., interest-bearing checking, savings, and money market accounts), the table presents principal cash flows based on Management's judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2001.
	Expected Maturity Date
(Dollars in thousands)	2002	2003	2004	2005	2006	There-after	Total	Fair Value

Assets
Investment Securities
Fixed rate	$999	$22,089	$25,353	$3,193	$9,412	$24,546	$85,592	$85,682
Average interest rate	6.13%	5.71%	6.58%	6.98%	5.45%	5.56%	5.96%
Variable rate	-	133	161	-	1,493	743	2,530	2,577
Average interest rate	-	5.98%	5.63%	-	7.29%	6.32%	6.83%
Loans
Fixed rate	7,898	6,565	8,815	10,850	20,338	8,746	63,212	67,068
Average interest rate	9.13%	8.95%	8.38%	7.75%	7.59%	8.37%	8.15%
Variable rate	30,811	12,184	10,945	7,100	8,777	86,715	156,532	157,930
Average interest rate	5.92%	5.63%	6.07%	5.92%	6.28%	6.51%	6.26%
Other Interest-bearing Assets
Variable rate	553	-	-	-	-	-	553	553
Average interest rate	5.49%	-	-	-	-	-	5.49%
Liabilities
Interest-bearing	32,416	10,805	10,805	10,805	-	-	64,831	64,831
deposits and
savings
Average interest rate	2.04%	2.04%	2.04%	2.04%	-	-	2.04%
Time Deposits
Fixed rate	124,929	10,563	4,349	14,580	8,681	49	163,151	166,636
Average interest rate	4.39%	5.55%	6.04%	7.01%	6.23%	6.31%	4.85%
Variable Rate Short-term
Borrowings	5,466	-	-	-	-	-	5,466	5,466
Average interest rate	3.06%	-	-	-	-	-	3.06%
Variable Rate Long-term
Borrowings	-	5,000	-	5,000	-	-	10,000	10,000
Average interest rate	-	6.43%	-	5.69%	-	-	6.06%

Capital Adequacy

There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, Tier 1 capital to risk-weighted assets and Tier 1 leverage ratios of 4%. As of December 31, 2001, the Bank exceeded all required levels of capital, and was well-capitalized by regulatory standards. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 10.5%; its risk-based ratio of total capital to risk-weighted assets was 11.7%; and its Tier 1 leverage ratio was 7.3%.

[photo of Company director, Jack N. Halpern]

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

Business Segment Information

During the past thirteen years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.

Recent Accounting Pronouncements

In September 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company adopted the provisions of SFAS No. 133 as amended on January 1, 2001.

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued. SFAS No. 140 is effective for all transfers and servicing of financial assets and extinguishments of liabilities after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and disclosures relating to securitizations transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material impact on the results of operations of the Company.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $1.5 million which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $92,473 and $85,360 for the years ended December 31, 2001, and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and No. 142, it is not practicable to reasonably estimate the impact of adopting the Statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 is not expected have a material impact on the consolidated financial statements of the Company.

[photo of Company director, Donald R. Harkleroad]

Consolidated Balance Sheets
	December 31,
(In thousands, except share and per share amounts)	2001	2000

Assets
Cash and due from banks (note 9)	$15,314	$16,341
Federal funds sold	-	7,100
Interest-bearing deposits with other banks	553	129
Investment securities available for sale (note 2)	77,020	57,917
Investment securities held to maturity	11,559	-
(estimated fair value of $11,239) - (note 3)
Other investments (note 4)	1,630	1,485
Loans, net of unearned income of $1,162 and $1,341
in 2001 and 2000, respectively	207,637	184,572
Loans held for sale	12,107	5,782
Less allowance for loan losses	(3,234)	(3,141)
Net loans (note 6)	216,510	187,213
Premises and equipment, net (note 7)	3,426	3,247
Customers' acceptance liability	2,117	1,740
Deferred income taxes (note 13)	2,064	2,432
Goodwill, net (note 8)	1,530	1,622
Bank owned life insurance (note 16)	6,172	-
Other assets (note 8)	3,548	4,177
Total assets	$341,443	$283,403
Liabilities and Stockholders' Equity
Liabilities:
Deposits (note 10):
Non-interest-bearing demand	$66,942	$60,727
Interest-bearing:
Demand	54,932	43,276
Savings	9,899	9,251
Time, $100,000 and over	70,654	56,368
Other time	92,497	69,652
Total deposits	294,924	239,274
Acceptances outstanding	2,117	1,740
Federal Home Loan Bank advances (note 12)	10,000	10,000
Other borrowed funds (note 11)	5,466	4,809
Other liabilities	1,562	1,618
Total liabilities	314,069	257,441
Minority interest in non-bank subsidiary	(22)	12
Stockholders' equity (note 15):
Common stock, $0.01 par value; 100,000,000 shares
authorized; 1,934,643 shares issued and
outstanding in 2001; 1,978,723 shares
issued and outstanding in 2000		20
	19
Additional paid-in capital	18,252	18,892
Accumulated other comprehensive income (loss)	265	(629)
Retained earnings	8,860	7,667
Total stockholders' equity	27,396	25,950
Commitments and contingencies (note 14)
Total liabilities and stockholders' equity	$341,443	$283,403

See accompanying notes to consolidated financial statements

Consolidated Statements of Income
	Years ended December 31,
(In thousands, except share and per share amounts)	2001	2000	1999

Interest income:
Loans, including fees	$17,769	$18,701	$14,859
Federal funds sold	482	281	442
Interest-bearing deposits with other banks	11	18	12
Taxable securities	4,732	4,144	4,349
Tax-exempt securities	454	116	-
Other investments	91	87	82
Total interest income	23,539	23,347	19,744
Interest expense:
Time deposits, $100,000 and over	4,036	3,106	2,149
Other deposits	6,214	4,670	4,766
Federal Home Loan Bank advances	604	809	504
Short-term borrowings and obligation under	220	493	323
capital lease
Total interest expense	11,074	9,078	7,742
Net interest income	12,465	14,269	12,002
Provision for loan losses (note 6)	755	1,250	899
Net interest income after provision for loan losses	11,710	13,019	11,103
Non-interest income:
Gains on sales of loans	-	99	271
Fees for international banking services	1,166	1,417	1,264
SBA loan servicing fees	144	187	259
Overdraft charges	609	611	652
Service charge income	571	543	505
Unrealized loss on interest rate swap (note 5)	(275)	-	-
Net gain (loss) on sales of investment	247	(128)	(127)
securities (note 2)
Other	722	801	502
Total non-interest income	3,184	3,530	3,326
Non-interest expenses:
Salaries and employee benefits (note 16)	5,473	5,512	4,718
Equipment	893	687	710
Net occupancy	980	846	794
Other (note 20)	3,690	3,665	3,992
Minority interest in non-bank subsidiary's	(34)	(18)	1
net (loss) income
Total non-interest expenses	11,002	10,692	10,215
Income before income taxes	3,892	5,857	4,214
Income tax expense (note 13)	1,280	2,070	1,489
Net income	$2,612	$3,787	$2,725
Net income per share - basic	$1.33	$1.91	$1.33
Net income per share - diluted	$1.33	$1.91	$1.33
Weighted average number of common	1,968,455	1,983,611	2,055,982
shares outstanding
Weighted average number of common	1,968,455	1,983,611	2,055,982
and common equivalent shares outstanding

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(In thousands, except share and per share amounts)		Years ended December 31, 2001, 2000, and 1999
	Compre-hensive Income	Common Stock		Additional Paid-In Capital	Accumulated Other Compre-hensive Income (loss)	Retained Earnings	Total Stock-holders' Equity

		Shares	Amount

Balances, December 31, 1998		2,120,533	$21	$21,221	$25	$3,238	$24,505
Comprehensive income:
Net income	$2,725	-	-	-	-	2,725	$2,725
Net unrealized gains on
investment securities
available for sale, net of tax
effect and reclassification
adjustment (note 21)
	(1,320)	-	-	-	(1,320)	-	(1,320)
Total comprehensive income	$1,405
Repurchase of common stock		(135,725)	(1)	(2,232)	-	-	(2,233)
Cash dividends declared,		-	-	-	-	(891)	(891)
$.52 per share
Balances, December 31, 1999		1,984,808	20	18,989	(1,295)	5,072	22,786
Comprehensive income:
Net income	$3,787	-	-	-	-	3,787	3,787
Net unrealized gains on
investment securities
available for sale, net of tax
effect and reclassification
adjustment (note 21)
	666	-	-	-	666	-	666
Total comprehensive income	$4,453
Issuance of common stock		3,515	-	57	-	-	57
Repurchase of common stock		(9,600)	-	(154)	-	-	(154)
Cash dividends declared,		-	-	-	-	(1,192)	(1,192)
$.72 per share
Balances, December 31, 2000		1,978,723	20	18,892	(629)	7,667	25,950
Comprehensive income:
Net income	$2,612	-	-	-	-	2,612	2,612
Net unrealized gains on	894	-	-	-	894	-	894
investment securities
available for sale, net of tax
effect and reclassification
adjustment (note 21)
Total comprehensive income	$3,506
Issuance of common stock		-	-	4	-	-	4
Repurchase of common stock		(44,080)	(1)	(644)	-	-	(645)
Cash dividends declared,		-	-	-	-	(1,419)	(1,419)
$.72 per share
Balances, December 31, 2001		1,934,643	$19	$18,252	$265	$8,860	$27,396

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
Years ended December 31, (In thousands)	2001	2000	1999

Cash flows from operating activities:
Net income	$2,612	$3,787	$2,725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	716	487	515
Deferred tax (benefit) expense	(171)	(306)	86
Net amortization of premiums/discounts on investment securities	271	244	622
Amortization of servicing assets	274	280	257
Amortization of goodwill	92	86	86
Unrealized loss on interest rate swap	275	-	-
Earnings on cash surrender value of life insurance	(72)	-	-
Provision for loan losses	755	1,250	899
Gains on sales of loans	-	(99)	(271)
Proceeds from sales of loans	-	1,691	6,984
Net (gains) losses on sales of investment securities	(247)	128	127
Losses on disposal of other real estate	52	-	-
Changes in other assets and liabilities:
Net (increase) decrease in loans held for sale	(6,325)	(2,207)	2,097
(Increase) decrease in other assets	(292)	(485)	1,053
(Decrease) increase in other liabilities	(331)	(493)	447
Net cash (used in) provided by operating activities	(2,391)	4,363	15,627
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	9,209	9,973	15,017
Purchases of investment securities available for sale and	(60,134)	(10,865)	(37,248)
other investments
Purchases of investment securities held to maturity	(11,909)	-	-
Proceeds from maturities of investment securities available for sale	27,250	6,500	27,797
Principal collections on investment securities available for sale	6,179	6,159	17,231
Principal collections on investment securities held to maturity	7	-	-
Loans made to customers, net of principal collected on loans	(24,527)	(22,654)	(44,568)
Purchases of premises and equipment and leasehold improvements	(895)	(802)	(233)
Proceeds from sale of other real estate	1,395	-	-
Proceeds from sale of premises and equipment and leasehold	-	824	-
improvements
Purchase of bank owned life insurance	(6,100)	-	-
Net cash used in investing activities	(59,525)	(10,865)	(22,004)
Cash flows from financing activities:
Net increase in demand and savings deposits	18,519	6,338	7,882
Net increase (decrease) in time deposits	37,131	(5)	6,412
Principal payments for obligation under capital lease	-	-	(39)
Net increase (decrease) in other borrowed funds	657	(6,562)	5,384
Net (decrease) increase in minority interest of non-bank subsidiary	(34)	(17)	29
Issuance of common stock	4	57	-
Repurchase of common stock	(645)	(154)	(2,233)
Dividends paid	(1,419)	(1,192)	(891)
Net cash provided by (used in) financing activities	54,213	(1,535)	16,544
Net (decrease) increase in cash and cash equivalents	(7,703)	(8,037)	10,167
Cash and cash equivalents at beginning of year	23,570	31,607	21,440
Cash and cash equivalents at end of year	$15,867	$23,570	$31,607
Supplemental disclosures of cash paid during the year:
Interest, net of amounts capitalized	$11,045	$9,202	$7,635
Income taxes	$1,189	$2,745	$977
Supplemental disclosures of non-cash investing activities:
Purchase adjustment related to California Security Bank acquisition	$-	$-	$129
Transfer of branch building to other real estate	$-	$595	$-
Transfer of foreclosed loan to other real estate	$800	$-	$-

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) General

Summit Bank Corporation (the Company) was organized on October 15, 1986 for the purpose of becoming a bank holding company. The Company was approved to become a bank holding company by the Federal Reserve Bank of Atlanta on September 11, 1987. On March 4, 1988, the Company acquired 100% of the stock of The Summit National Bank (the Bank). The organizers received final approval for the charter of the Bank from the Office of the Comptroller of the Currency on March 10, 1988, and the Bank began operations on that date.

In 1999, the Company invested $120,000 into a newly created subsidiary, Cashmart, Inc., a check cashing company. The consolidated subsidiary is 80% owned by the Company. In May 2001, the Company ceased operations of Cashmart.

(b) Business

The Company operates through one segment, providing a full range of banking services to individual and corporate customers through its subsidiary bank. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain state and Federal agencies and undergoes periodic examinations by those regulatory authorities.

(c) Basis of Presentation

The consolidated financial statements include the accounts of Summit Bank Corporation and its subsidiaries, the Bank, the Merchant Bank (inactive), and the majority interest in CashMart, Inc., after elimination of all significant intercompany balances and transactions.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, Management obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by real estate in the northeast metropolitan Atlanta area and in San Jose. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

(d) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with other banks with original maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

(e) Investment Securities

The Company classifies its investment securities into one of three categories: available for sale, held to maturity, or trading. Investment securities at December 31, 2001 and 2000 consist of obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities.

Investment securities classified as available for sale securities are reported at fair value. Unrealized holding gains or losses, net of the related tax effect, on available for sale securities are excluded from income and are reported as a separate component of stockholders' equity until realized.

Investment securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. The Company has the intent and ability to hold these investment securities to maturity.

Investments in stock of the Federal Home Loan Bank of Atlanta and Federal Reserve Bank of Atlanta are restricted stocks, as defined in Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for

 Certain Investments in Debt and Equity Securities"; accordingly, the provisions of SFAS No. 115 are not applicable to these stocks. Both stocks are reported in the consolidated financial statements at cost.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using the level yield method. In establishing the accretion of discounts and amortization of premiums, the Company utilizes market-based prepayment assumptions. Interest and dividend income are recognized when earned. Realized gains and losses for securities sold are included in income and are derived using the specific identification method for determining the costs of securities sold.

A decline in the fair value of any security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(f) Loans

Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for loan losses. Unearned income, primarily arising from discount basis installment loans, deferred gains on the sale of the Small Business Administration (SBA) guaranteed portion of loans and deferred loan fees, is recognized as interest income over the terms of the loans using the interest method. Interest on loans is recorded by using the simple interest method on the daily balance of the principal amount outstanding.

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

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable fair value, or the fair value of the collateral if the loan is collateral-dependent. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of the impairment. The valuation allowance is established through the provision for loan losses.

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

(g) Allowance For Loan Losses

The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when Management believes that the collection of the principal is not probable. Subsequent recoveries are added to the allowance. The allowance is an amount that Management believes will be adequate, determined through use of its allowance for loan losses methodology, to absorb losses on existing loans and commitments to extend credit. The allowance is established through consideration of such

[photo of Company director, Shafik H. Ladha]

factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, the underlying value of the collateral, and current economic conditions that may affect the borrowers' ability to pay.

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

(j) Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or a derivative trading instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivative trading instruments are reported in current-period earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or Management determines that designation of the derivatives as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognized any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

(k) Income Taxes

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

(l) Loan Servicing Assets

When the Company sells the guaranteed portion of SBA loans, the servicing is generally retained. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. The servicing asset is initially recorded based on its fair value relative to the fair values of the portions of the loan sold and retained. The servicing asset, included in other assets, is amortized on a method which approximates a level yield over the estimated life of the serviced loans considering assumed prepayment patterns.

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

(m) Goodwill

Goodwill represents the excess of the purchase price and related costs over the fair value of the net assets acquired. Goodwill is being amortized over 20 years using the straight-line method. The Company evaluates goodwill for impairment based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of the recorded costs. The accounting for goodwill and other intangible assets will change in 2002, as discussed in note 1(p).

[photo of Company director, Sion Nyen Lai]

(n) Net Income Per Share

Basic net income per share excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted net income per share is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options.

(o) Reclassifications

Certain 2000 and 1999 amounts have been reclassified for comparative purposes in order to conform the prior periods to the 2001 presentation. Such reclassifications had no impact on net income or stockholders' equity.

(p) Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. It will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $1.5 million which is subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $92,473 and $85,360 for the years ended December 31, 2001 and 2000, respectively.

Because of the extensive effort needed to comply with adopting SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting this Statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 31, 2001. The adoption is not expected to have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

(2) Investment Securities Available for Sale

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities available for sale are as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

(In thousands)

December 31, 2001:
Obligations of U.S. Government	$32,331	$369	$228	$32,472
agencies
Tax-exempt municipal securities	2,569	-	105	2,464
Mortgage-backed securities	40,762	526	106	41,182
Other investments	900	2	-	902
Total	$76,562	$897	$439	$77,020
December 31, 2000:
U.S. Treasury securities and
obligations of U.S. Government
agencies	$20,707	$84	$76	$20,715
Tax-exempt municipal securities	2,568	-	98	2,470
Mortgage-backed securities	34,717	97	940	33,874
Other investments	900	-	42	858
Total	$58,892	$181	$1,156	$57,917

[photo of Company director, Shih Chien Lo]

Proceeds from the sales of investment securities available for sale during 2001, 2000, and 1999 were $9,209,000, $9,973,000, and $15,017,000, respectively. Gross gains of $267,000, $-0-, and $16,000, and gross losses of $-0-, $128,000, and $143,000 were realized on those sales in 2001, 2000, and 1999, respectively.

Investment securities available for sale with aggregate carrying amounts of approximately $34,216,000 and $39,820,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and estimated fair values of investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Estimated Fair Value
(In thousands)

Due in one year or less	$-	$-
Due after one year through five years	31,626	31,759
Due after five years through ten years	1,000	981
Due after ten years	4,370	4,280
Mortgage-backed securities	39,566	40,000
Total	$76,562	$77,020

(3) Investment Securities Held to Maturity

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities held to maturity are as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

(In thousands)

December 31, 2001:
Tax-exempt municipal securities	$10,524	$-	$327	$10,197
Mortgage-backed securities	1,035	7	-	1,042
Total	$11,559	$ 7	$327	$11,239

The amortized costs and estimated fair values of investment securities held to maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Estimated Fair Value
(In thousands)

Due in one year or less	$-	$-
Due after one year through five years	-	-
Due after five years through ten years	1,939	1,927
Due after ten years	8,585	8,270
Mortgage-backed securities	1,035	1,042
Total	$11,559	$11,239

(4) Other Investments

Other investments at December 31, 2001 and 2000 are summarized as follows:

(In thousands)	2001	2000

Federal Home Loan Bank stock	$1,000	$1,000
Federal Reserve Bank stock	387	342
Lenders for Community Development common stock	243	143
Total	$1,630	$1,485

(5) Interest Rate Swap Agreements

Interest rate swap transactions generally involve the exchange of fixed and floating rate interest rate obligations without the exchange of underlying principal amounts. Entering into interest rate contracts involves not only interest rate risk, but also the risk of counterparties' failure to fulfill their legal obligation. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

During the year ended December 31, 2001, the Company entered into two interest rate swap agreements. A variable rate interest rate swap with a notional amount of $5,000,000 was designated as a hedge against the change in fair value of $5,000,000 of fixed rate FHLB advances. The interest rate swap changed the fixed rate debt obligation to variable cash flows. As the interest rate swap qualified as a fair value hedge, the Company marked both the interest rate swap and the FHLB advance to fair value. Interest expense for the year ended December 31, 2001 includes $3,000 in net gains representing fair value hedge ineffectiveness arising from differences between the critical terms of the interest rate swap and the hedged debt obligation when it affects earnings.

A fixed rate interest rate swap with a notional amount of $25,000,000 was entered into to reduce the interest rate risk on certain variable rate loans. The interest rate swap changed the variable-rate cash flow exposure on a portion of the loan portfolio to fixed cash flows. At the date of inception of the swap it was designated as a trading instrument, and, as a result, any fluctuations in fair value of the interest rate swap is recorded in earnings. For the year ended December 31, 2001, the Company recorded an unrealized loss of $275,000 due to the decline in fair value of the interest rate swap.

The outstanding contracts at December 31, 2001 are as follows:
	Notional Amount	Rate Paid	Rate Received		Fair Value
(Amounts in thousands)				Maturity Date

Fixed rate swap - prime	$25,000	4.75%	6.43%	November 2004	(275)
Variable rate swap - prime	5,000	5.00%	7.25%	May 2005	36
Total	$30,000				(239)

(6) Loans

A summary of loans at December 31, 2001 and 2000 is as follows:
(In thousands)	2001	2000

Commercial, financial, and agricultural	$47,564	$48,360
Real estate - construction	1,526	4,718
Real estate - mortgage	156,998	129,794
Installment loans to individuals	2,711	3,041
Less unearned income	(1,162)	(1,341)
Loans, net of unearned income	207,637	184,572
Loans held for sale - SBA	12,107	5,782
Less allowance for loan losses	(3,234)	(3,141)
Net loans	$216,510	$187,213

Activity in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 was as follows:
(In thousands)	2001	2000	1999

Balance, beginning of year	$3,141	$2,525	$2,336
Provision for loan losses	755	1,250	899
Loans charged off	(983)	(1,041)	(965)
Recoveries	321	407	255
Balance, end of year	$3,234	$3,141	$2,525

[photo of Company director, Nack Paek]

Impaired loans and related amounts included in the allowance for loan losses at December 31, 2001 and 2000 are as follows:
	2001		2000
(In thousands)	Balance	Allowance	Balance	Allowance

Impaired loans, with a related allowance	$463	$313	$1,134	$418
Impaired loans, without allowance	-	-	300	-

The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $300,000 at December 31, 2000 did not have a related allowance because these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 2001, 2000, and 1999 was $1,052,000, $844,000, and $2,188,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2001, 2000, and 1999 was approximately $125,000, $132,000, and $39,000, respectively.

Nonaccrual loans amounted to approximately $463,000 and $1,434,000 at December 31, 2001 and 2000, respectively. Interest income on nonaccrual loans at December 31, 2001, 2000, and 1999, which would have been reported on an accrual basis in 2001, 2000, and 1999, amounted to approximately $99,000, $31,000, and $95,000, respectively.

At December 31, 2001 and 2000, the Company was servicing loans for others with aggregate principal balances of approximately $31,419,000 and $39,712,000, respectively.

(7) Premises and Equipment

Premises and equipment at December 31, 2001 and 2000 consisted of the following:
(In thousands)	2001	2000

Land	$685	$685
Building	1,386	1,337
Furniture and equipment under capital lease	-	174
Other furniture and equipment	3,658	2,461
Leasehold improvements	618	623
	6,347	5,280
Less accumulated depreciation and amortization	(2,921)	(2,033)
Premises and equipment, net	$3,426	$3,247

(8) Intangible Assets

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 2001, 2000, and 1999:
In thousands)	2001	2000	1999

Balance at beginning of year	$926	$1,129	$1,177
Servicing asset additions	-	77	209
Amortization of servicing assets	(274)	(280)	(257)
Balance at end of year	$652	$926	$1,129

The results of the Company's impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 2001 and 2000.

Goodwill of approximately $1,697,000 was recorded in connection with the purchase of California Security Bank. Amortization expense of approximately $92,000, $86,000, and $86,000 was recorded during the years ended December 31, 2001, 2000, and 1999, respectively.

(9) Reserve Requirements

At December 31, 2001 and 2000, the Federal Reserve Bank required that the Bank maintain a reserve balance of $4,326,000 and $3,688,000, respectively.

(10) Deposits

A summary of time deposits by maturity as of December 31, 2001 follows:
(In thousands)

Time to maturity:
One year or less	$124,931
Over one year through two years	10,562
Over two years through three years	4,349
Over three years through four years	14,580
Over four years through five years	8,680
Over five years	49
$163,151

At December 31, 2001, the Company had approximately $7,600,000 in deposits from its directors, executive officers, and principal stockholders and their affiliates.

(11) Other Borrowed Funds

During 2001 and 2000, the Company had available under a line of credit with SunTrust Bank of Atlanta approximately $3,000,000. As renewed, the line of credit bears interest at prime less 1%, and expires August 31, 2002. The Company has pledged 4,000 shares (34% of the outstanding shares) of the Bank's common stock as collateral under this line of credit. At December 31, 2001 and 2000, the Company had no borrowings outstanding under this credit line.

Other borrowed funds at December 31, 2001 and 2000, include retail repurchase agreements totaling $4,966,000 and $4,809,000, respectively. Retail repurchase agreements principally represent overnight borrowings from commercial customers. The weighted-average interest rate on these repurchase agreements was 3.95% and 4.09% at December 31, 2001 and 2000, respectively. The repurchase agreements are collateralized by U.S. agency securities with an aggregate carrying value of $10,287,000 and $16,033,000 at December 31, 2001 and 2000, respectively. The maximum amount of outstanding repurchase agreements at any month-end during 2001 and 2000, respectively, was $7,558,000 and $13,079,000. The average amount of outstanding repurchase agreements for 2001 and 2000, respectively, was $6,092,000 and $10,102,000. All securities underlying these repurchase agreements were under the Bank's control. Other borrowed funds at December 31, 2001 also included $500,000 in Federal funds purchased.

(12) Federal Home Loan Bank Advances

At December 31, 2001 and 2000, the Bank had available line of credit commitments with the Federal Home Loan Bank of Atlanta (FHLB) totaling $25,000,000, of which $10,000,000 had been advanced. An advance of $5,000,000 bears interest at a fixed rate of 6.43%, matures on February 25, 2003 and is callable on a quarterly basis. An advance of $5,000,000 bears interest at a fixed rate of 5.69%, matures on November 16, 2005 and is callable on a quarterly basis. The Bank has pledged approximately $11,700,000 in U.S. Government securities as collateral for this line of credit.

[photo of Company director, Carl L. Patrick, Jr.]

(13) Income Taxes

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2001, 2000, and 1999 consists of:
(In thousands)	2001	2000	1999

Federal - current	$1,325	$2,098	$1,249
State - current	126	278	154
Federal - deferred	(144)	(279)	100
State - deferred	(27)	(27)	(14)
Total	$1,280	$2,070	$1,489

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2001, 2000, and 1999 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:
(In thousands)	2001	2000	1999

Computed "expected" income tax expense	$1,323	$1,991	$1,433
Increase (decrease) resulting from:
State income taxes, net of Federal tax benefit	65	166	92
Amortization of goodwill	31	29	29
Meals and entertainment expenses	15	15	11
Earnings on cash surrender value of life insurance	(24)	-	-
Tax-exempt interest	(124)	(39)	(37)
Other	(6)	(92)	(39)
Total	$1,280	$2,070	$1,489

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2001 and 2000 are presented below:
(In thousands)	2001	2000

Deferred tax assets (liabilities):
Loans, principally due to allowance for loan losses	$793	$731
Premises and equipment, principally due to differences	125	40
in depreciation
Nonaccrual interest	129	91
Other	15	15
Net Federal and State operating loss carryforwards	3,830	3,949
Unrealized loss on interest rate swap	105	-
Net unrealized holding gains on investment securities	(192)	347
available for sale
Total deferred tax assets	4,805	5,173
Less valuation allowance	(2,741)	(2,741)
Deferred tax assets, net of valuation allowance	$2,064	$2,432

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2001.

At December 31, 2001 and 2000, the Company has net operating loss carryforwards of approximately $10,384,000 and $10,706,000, respectively, for Federal income tax purposes and approximately $7,577,000 and $7,708,000, respectively, for state income tax purposes which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2008, with annual limitations on their utilization. Due to these limitations, certain of these net operating losses will not be used, and the Company has recorded a valuation allowance on the related deferred tax asset.

(14) Commitments and Contingencies

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 2001, the Company had outstanding loan commitments totaling $21,850,219 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 2001, commitments under standby and commercial letters of credit and guarantees aggregated $3,975,000.

The Company has several non-cancelable operating leases, primarily for banking offices, that expire over the next five years. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2001, 2000, and 1999 was approximately $750,000, $676,000, and $670,000, respectively.

[photo of Company director, W. Clayton Sparrow, Jr.]

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2001 are:
Year ending December 31, (In thousands)

2002	$703
2003	653
2004	664
2005	676
2006	688
Thereafter	1,272
Total minimum lease payments	$4,656

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of Management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(15) Stockholders' Equity

In August 2000, the Company announced a stock repurchase plan to repurchase 50,000 shares under which 9,600 shares were reacquired by December 31, 2000. The repurchased shares cost a total of $154,000, were recorded in additional paid-in capital, and are classified as unissued shares. As a result of the February 2001 stock dividend of 20%, the remaining shares available to purchase under this plan were increased to 48,480 from 40,400. During 2001, an additional 44,800 shares were reacquired. The repurchased shares cost a total of $645,000, were recorded in additional paid-in capital, and are classified as unissued shares.

In November 1998, the Company announced a stock repurchase plan that was completed in May of 1999. Shares of common stock repurchased under this plan totaled 90,000 of which 24,375 were repurchased in 1998. The Company repurchased an additional 70,000 shares of stock under a second plan, completed in October 1999. The 160,000 shares cost a total of $2,680,000, were recorded in additional paid-in capital, and are classified as unissued shares.

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company's Board of Directors.

In December 2000, the Company issued 3,515 shares of common stock to certain nonexecutive employees of the Bank under the Company's stock incentive plan.

On February 5, 2001, the Company's Board of Directors approved a 20% stock dividend payable on February 16, 2001, to shareholders of record on February 15, 2001. An additional 329,545 shares were issued as a result of this dividend. The December 31, 2000 stockholder's equity accounts have been retroactively adjusted to reflect this stock dividend, as has all weighted average share and per share information in the accompanying consolidated financial statements.

(16) Employee Benefit Plans

The Company has a Stock Incentive Plan (the Plan). The exercise price for incentive options issued under the Plan is determined by the Board or Stock Option Committee as of the date the option is granted. The period for the exercise of options does not exceed the earlier of ten years from the date of grant or expiration of the Plan. The Company had reserved 150,000 shares of common stock for the Plan.

Stock option activity during the years ended December 31, 2001, 2000, and 1999 is as follows:
	2001	2000	1999

Options outstanding at beginning of year	24,000	24,000	24,000
Options granted	4,800	-	-
Options outstanding at end of year	28,800	24,000	24,000
Options exercisable at end of year	28,800	24,000	24,000
Option prices per share - options outstanding at end of year	$13.93	$13.96	$13.96

The options outstanding at December 31, 2001 had a weighted average exercise price of $13.93 and a weighted average contractual maturity of 2.75 years.

The per share weighted average fair value of stock options granted with an exercise price equal to market and the per share weighted average fair value of stock options granted with an exercise price below market during 2001, 2000, and 1999 was $3.18, $3.57, and $4.15, respectively, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of five years in 2001 and 1999, four years in 2000; expected annual dividend rates of 5% in 2001 and 2000, and 6% in 1999; risk-free interest rate of 4.41% in 2001, 5.84% in 2000, and 5.45% in 1999; and expected volatilities of 31%, 33%, and 42% in 2001, 2000, and 1999, respectively. The Company granted 4,000 stock options in January 2001. These options were increased to 4,800 in February 2001 due to a 20% stock dividend issued. There were no stock options granted during 2000 or 1999.

The Company applies Accounting Principles Board (APB) Opinion No. 25 in accounting for stock options. Compensation cost determined under SFAS No. 123 would have reduced net income and income per share for the year ended December 31, 2001 to the pro forma amounts indicated below:

(In thousands, except share and per share amounts)

Net income:
As reported	$2,612
Pro forma	2,602
Net income per common share - basic and diluted:
As reported	$1.33
Pro forma	1.32

Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the years ended December 31, 2000 and 1999.

Company has a savings plan (the Savings Plan) administered under the provisions of the Internal Revenue Code Section 401(k). During 2001, 2000, and 1999, the Company and Bank made contributions totaling $59,745, $60,599, $66,014, respectively, to the Savings Plan. The Company computes contributions based on matching of 50% of employee contributions up to 5% of the employee's compensation.

During 2001, the Company's Board of Directors approved the purchase of $6,100,000 of Bank-owned life insurance. The earnings on the cash surrender value of the life insurance will be used to fund certain future employee benefit costs.

(17) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1

[photo of Company director, Howard H. L. Tai]

leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the Bank's capital category.

The actual capital amounts and ratios are also presented in the table below:
	Actual			Minimum for Capital Adequacy Purposes			Minimum to be Well Capitalized Under Prompt Corrective Action Provisions

(Dollars in thousands)	Amount	Ratio		Amount	Ratio		Amount	Ratio

As of December 31, 2001:
Total capital - risk-based (to risk-weighted assets):
Bank	$26,896	11.71	% $	18,382	8.0	% $	22,980	10.0%
Consolidated	28,425	12.31		18,472	8.0		N/A	N/A
Tier 1 capital - risk-based (to risk-weighted assets):
Bank	24,019	10.45		9,191	4.0		13,787	6.0
Consolidated	25,535	11.06		9,236	4.0		N/A	N/A
Tier 1 capital - leverage (to average assets):
Bank	24,019	7.25		13,244	4.0		16,555	5.0
Consolidated	25,535	7.69		13,285	4.0		N/A	N/A
As of December 31, 2000:
Total capital - risk-based (to risk-weighted assets):
Bank	$21,995	11.2	% $	15,689	8.0	% $	19,612	10.0%
Consolidated	27,323	13.9		15,773	8.0		N/A	N/A
Tier 1 capital - risk-based (to risk-weighted assets):
Bank	19,535	10.0		7,844	4.0		11,767	6.0
Consolidated	24,850	12.6		7,886	4.0		N/A	N/A
Tier 1 capital - leverage (to average assets):
Bank	19,535	7.0		11,188	4.0		16,782	5.0
Consolidated	24,850	8.8		11,251	4.0		N/A	N/A

(18) Fair Values of Financial Instruments

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

Interest rate swaps: Fair values for interest rate swaps are based on quoted market prices.

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

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 2001 and 2000 were not material.

Deposits: Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

Federal Home Loan Bank advances: The carrying value for the fixed rate Federal Home Loan Bank advances is estimated using a discounted cash flow analysis that applies interest rates currently being offered on advances of similar terms of maturity.

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

The estimated fair value of the Company's financial instruments as of December 31, 2001 and 2000 are as follows:
	December 31, 2001		December 31, 2000
	Carrying Value	Fair Value	Carrying value	Fair value
(In thousands)

Assets:
Cash and due from banks	$15,314	15,314	$16,341	16,341
Federal funds sold	-	-	7,100	7,100
Interest-bearing deposits in other banks	553	553	129	129
Investment securities available for sale	77,020	77,020	57,917	57,917
Investment securities held to maturity	11,559	11,239	-	-
Interest rate swaps	(239)	(239)	-	-
Other investments	1,630	1,630	1,485	1,485
Loans, net	216,510	221,764	187,213	185,884
Liabilities:
Deposits:
Noninterest-bearing	$66,942	66,942	$60,727	60,727
Interest-bearing demand and savings	64,831	64,831	52,527	52,527
Time deposits	163,151	166,636	126,020	126,163
Federal Home Loan Bank advances	10,000	10,332	10,000	10,227
Other borrowed funds	5,466	5,466	4,809	4,809

(19) Condensed Financial Information of Summit Bank Corporation (Parent Company Only)

Condensed Balance Sheets
December 31, (In thousands, except share and per share amounts)	2001	2000

Assets
Cash and due from Bank	$457	$4,163
Investment in the Bank, at equity	25,950	20,649
Investment securities available for sale	902	858
Investment in non-bank subsidiary	(110)	60
Premises and equipment, net	1	2
Due from non-bank subsidiary	210	271
Other assets	32	27
Total assets	$27,442	$26,030
Liabilities and Stockholders' Equity
Accrued liabilities	$68	$68
Minority interest in non-bank subsidiary	(22)	12
Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares
Authorized; 1,934,643 shares issued outstanding in 2001;
1,978,723 shares issued and outstanding in 2000	19	20
Additional paid-in capital	18,252	18,892
Accumulated other comprehensive income (loss)	265	(629)
Retained earnings	8,860	7,667
Total stockholders' equity	27,396	25,950
Total liabilities and stockholders' equity	$27,442	$26,030

Condensed Statements of Income
Years ended December 31, (In thousands)	2001	2000	1999

Income:
Interest on investment securities	$64	$63	$112
Other income (loss)	-	8	(32)
Dividend income received from Bank	-	5,200	875
Total income	64	5,271	955
Operating expenses	345	155	116
(Loss) income before taxes and equity in undistributed net
income (distributions in excess of net income) of	(281)	5,116	839
subsidiaries
Income tax benefit	93	30	13
(Loss) income before equity in undistributed net income
(distributions in excess of net income) of subsidiaries	(188)	5,146	852
Equity in undistributed net income (distributions
in excess of net income) of subsidiaries	2,800	(1,359)	1,873
Net income	$2,612	$3,787	$2,725

Condensed Statements of Cash Flows (Parent Company Only)
Years ended December 31, (In thousands)	2001	2000	1999

Cash flows from operating activities:
Net income	$2,612	$3,787	$2,725
Adjustments to reconcile net income to net cash provided
By operating activities:
Depreciation	1	-	56
Net losses on sales of investment securities available for sale	-	-	32
(Equity in undistributed net income) distributions in excess of
earnings of subsidiaries	(2,800)	1,359	(1,873)
Decrease (increase) in due from non-bank subsidiary	61	(271)	-
(Increase) decrease in other assets	(20)	(28)	60
Decrease in other liabilities	-	(47)	(18)
Net cash (used in) provided by operating activities	(146)	4,800	982
Cash flows from investing activities:
Purchases of investment securities available for sale	-	-	(2,000)
Proceeds from sales of investment securities available for sale	-	-	1,966
Proceeds from maturities of investment securities available for sale	-	-	2,000
Contribution to bank subsidiary	(1,500)	-	-
Contributions to non-bank subsidiary	-	-	(119)
Net cash (used in) provided by investing activities	(1,500)	-	1,847
Cash flows from financing activities:
Dividends paid to shareholders	(1,419)	(1,192)	(891)
Issuance of common stock	4	57	-
Repurchase of common stock classified as unissued	(645)	(154)	(2,233)
Net cash used in financing activities	(2,060)	(1,289)	(3,124)
Net (decrease) increase in cash and cash equivalents	(3,706)	3,511	(295)
Cash and cash equivalents at beginning of year	4,163	652	947
Cash and cash equivalents at end of year	$457	$4,163	$652
Supplemental disclosure of cash paid during the	$1,189	$2,745	$977
year - income taxes
Supplemental disclosure of noncash investing
Activities - transfer of building to Bank	$-	$-	$1,976

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. The Office of the Comptroller of the Currency (OCC) requires its prior approval for a bank to pay dividends in excess of the bank's net profits to date for that year combined with its retained net profits for the preceding two years. The amount of cash dividends available from the bank subsidiary for payment in 2002 is approximately $1,645,000 plus earnings in 2002, if any. At December 31, 2001, approximately $24,305,000 of the Company's investment in the bank subsidiary is restricted as to dividend payments from the bank subsidiary to the Parent Company.

(20) Supplemental Financial Data

Components of other non-interest expenses in excess of 1% of total interest and non-interest income for any of the respective years are as follows:
Years ended December 31, (In thousands)	2001	2000	1999

Legal fees	$543	$419	$511
Data/item processing	447	660	660
Telephone	303	324	321
Other professional services	301	369	278
Postage and courier	294	276	273
Marketing and community relations	286	215	266
Other losses	141	272	464

(21) Comprehensive Income

Comprehensive income includes net income and other comprehensive income which is defined as non-owner related transactions in stockholders' equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2001, 2000, and 1999.
	Pretax amount	Tax (expense) benefit	Net of tax amount

(In thousands)

December 31, 2001:
Net unrealized holding gains on investment securities	$1,602	$(545)	$1,057
available for sale
Less reclassification adjustment for net gains	247	(84)	163
realized in net income
Other comprehensive income	$1,355	$(461)	$894
December 31, 2000:
Net unrealized holding gains on investment securities	$1,229	$(483)	$746
available for sale
Add reclassification adjustment for net losses	(128)	48	(80)
realized in net income
Other comprehensive income	$1,101	$(435)	$666
December 31, 1999:
Net unrealized holding losses on investment securities	$(1,988)	$747	$(1,241)
available for sale
Add reclassification adjustment for net losses	(127)	48	(79)
realized in net income
Other comprehensive loss	$(2,115)	$795	$(1,320)

(22) Quarterly Financial Data (Unaudited)

The supplemental quarterly financial data are as follows:
	Quarters ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
(In thousands, except per
share amounts)

Interest income	$6,242	$6,044	$5,883	$5,370
Interest expense	2,900	2,946	2,757	2,471
Net interest income	3,342	3,098	3,126	2,899
Provision for loan losses	200	175	300	80
Net income	798	610	549	655
Net income per share - basic	0.40	0.31	0.28	0.34
Net income per share - diluted	0.40	0.31	0.28	0.34
	Quarters ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
(In thousands, except per
share amounts)

Interest income	$5,575	$5,646	$6,045	$6,081
Interest expense	2,133	2,051	2,395	2,499
Net interest income	3,442	3,595	3,650	3,582
Provision for loan losses	425	200	200	425
Net income	877	1,045	1,062	803
Net income per share - basic	0.44	0.53	0.53	0.41
Net income per share - diluted	0.44	0.53	0.53	0.41

(23) Subsequent Event

On February 7, 2002, the Company extended an offer to shareholders of record to purchase up to 180,000 shares of the Company's common stock. The offer expires on March 15, 2002 and the purchase price will not be in excess of $17.00 per share nor less than $14.00 per share.

Independent Auditors' Report

The Board of Directors and Stockholders

Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

January 11, 2002, except as to note 23, as to

which the date is February 7, 2002