Form 10-K, Exhibit 13
period 2002-12-31
SUMMIT BANK CORP
filed 2003-03-28
CIK 820067

Selected Financial Data
As of December 31,	2002	2001	2000	1999	1998
(dollars in thousands, except share and per share data)

Balance Sheet Data
Total assets	$402,860	$341,443	$283,403	$281,268	$263,161
Loans	258,723	219,744	190,354	167,719	133,496
Deposits	317,426	294,924	239,274	232,941	218,647
Stockholders' equity	31,176	27,396	25,950	22,786	24,505

Year ended December 31,	2002	2001	2000	1999	1998

Statement of Income Data
Net interest income	$13,802	$12,465	$14,269	$12,002	$9,944
Provision for loan losses	1,130	755	1,250	889	455
Noninterest income	5,023	3,184	3,530	3,326	3,575
Noninterest expenses	11,808	11,002	10,692	10,215	8,792
Net income	$4,144	$2,612	$3,787	$2,725	$2,769
Per Share Data
Book value per share at year end	$8.27	$7.08	$6.56	$5.74	$5.78
Basic earnings per share	1.10	.67	.96	.66	.65
Diluted earnings per share	1.10	.67	.96	.66	.64
Weighted average shares
outstanding - basic	3,757,936	3,936,910	3,967,222	4,111,964	4,255,224
Weighted average shares
outstanding - diluted	3,764,405	3,936,910	3,967,222	4,111,964	4,331,588
Dividends declared	$.40	$.36	$.30	$.22	$.16

Ratios
Return on average assets	1.12%	.80%	1.35%	1.04%	1.24%
Return on average equity	14.61%	9.65%	15.94%	11.60%	11.89%
Net interest margin	4.02%	4.14%	5.67%	5.07%	4.90%
Non-performing assets/total loans
and other real estate	.39%	.21%	1.06%	.77%	2.70%

Note: Share and per share data have been adjusted for the 2 for 1 stock split effective November 18, 2002, as well as the 20% stock dividend paid to all shareholders of record February 15, 2001.

To our Shareholders:

While our nation's economy has definitely seen better times, Summit shareholders had a number of reasons to feel very positive about 2002 -- and about the course we have set for our organization.

Management took aggressive steps to improve the net interest margin through effective asset liability strategies. We continued our focus on loan growth and non-interest-bearing deposits, coupled with effective leveraging of our balance sheet, resulting in an increase in net interest income of 9.4%. Noninterest income increased by 57%, largely due to increases in service charge income and recovery of certain assets previously charged off by an institution we acquired in 1998. At the same time, we have been able to maintain operating costs, net of incentive bonuses, at the same level as a year ago. For 2002, the corporation reported record net earnings of $4.1 million or $1.10 per share.

We are proud of our strong earnings performance in 2002, particularly in light of the soft economy. Not surprisingly, this strength was reflected in our stock performance. A two for one stock split was declared in October, along with a 44% increase in the quarterly cash dividend. The result is our shares have appreciated and average daily trading volume has improved. Summit shares began the year trading at $6.69 and ended the year trading at $12.50, both adjusted for the stock split.

We are equally proud of the healthy growth Summit has demonstrated for the past three years. The quality of our assets continues to support management's philosophy of deliberate growth, and not growth for the sake of growth. Non-performing assets were just 0.31% while our loan loss provision represents 1.33% of our portfolio. Our Board and Management have worked diligently to refine our credit policy, our loan review mechanism, and maintain our strong underwriting standards. Therefore, while we continue to support our customers' and our communities' financial needs in hard times as in good times, we take careful measures to protect our shareholders' investments.

In order to capture additional opportunities in our strategic niche markets, we will add a full service office in mid-2003 in Fremont, California. We believe that an additional branch will further expand our presence not only in the Vietnamese community in the San Jose area but also in the Chinese community.

Also in 2002 Summit reached another milestone -- assets in excess of $400 million. The Board and Management are cognizant of the importance of having the proper infrastructure to support the current and future growth of the organization. We continue to challenge our officers and employees to grow in knowledge and professionalism by providing training and opportunities to participate in actions and decisions that are beneficial to them, the corporation and our customer base. A career progression process, which has worked well for customer service representatives, will be expanded this year to cover tellers. This process combines training opportunities with career advancement in an open system available to all tellers and at a speed determined by them rather than by a supervisor.

Officers and employees at all levels are encouraged to participate in project teams to tackle tasks important to the corporation. Through the combined effort of management, officers and staff of the International Department and an out-sourced software development company, Summit created an innovative Internet-based trade finance system, which will be introduced in 2003. This system will allow us to expand our reach to importers and exporters regardless of location and provide many added conveniences to customers as well as the bank. Summit's goal is to make complex banking services simple, enjoyable and accessible to our clients -- and all of our employees work hard to deliver on this initiative.

While we strive to keep banking with Summit a good experience for our customers as a high-touch bank, we also embrace technologies that provide greater efficiencies. The international trade finance system will join other services enabled by technology -- Internet banking service, Internet based cash management service, and our multi-lingual interactive voice response telephone banking service. Additionally, Summit is developing technical means to enable various support systems to exchange data for more efficient management of the loan review process and to forecast and manage portfolio performance.

Realizing that our existence as a strong organization cannot be apart from having vibrant communities in which we serve, Summit as an organization, and our officers and employees give generously of their time and money to worthy community causes. The Board and Management are sincerely appreciative of their personal sacrifices and desires to get involved beyond the workplace.

Once again, 2002 proved to us that staying our course in our defined strategy -- of providing culturally sensitive financial solutions to small businesses and their owners in our niche markets, of having recognized expertise in SBA lending and in international trade services--has positive effects for us even in rough seas.

We have always recognized that Summit could never have had any success without the support of our constituents and our heart-felt response to their trust. We understand that our success depends on the loyalty of our customers who must validate our ability to answer their increasingly sophisticated financial needs; our employees who bring our mission and vision to life everyday; and our shareholders who entrusted us with financial resources. The communities, which we serve, must also validate our integrity as a corporate citizen. To these constituents, on behalf of our Board of Directors, we express our deep appreciation and our gratitude.

/s/ Jose I. Gonzalez	/s/ Pin Pin Chau
Jose I. Gonzalez	Pin Pin Chau
Chairman	Chief Executive Officer
Summit Bank Corporation	Summit Bank Corporation
The Summit National Bank

John Ratterree II, an attorney specializing in estate planning, is responsible for managing his family's portfolio. After investing in Summit for more than a decade, Mr. Ratterree is still high on the stock -- and the bank.

"At first, our investments were primarily in municipal bonds," he explained. "In the early 90s, we set out to diversify into equities. Our previous investment in a local bank had been successful, so we were comfortable with the idea of buying, holding and watching a small company with good ideas grow. That's what has happened with Summit."

Mr. Ratterree has closely followed the bank's growth and performance over the years. "From the beginning, we were attracted by the concept of an aggressive, financially stable organization setting out to serve a market that was under-served," he said. "My broker and I knew members of the management team and we were impressed by both the people and the mission. The opportunity for growth was definitely there."

Mr. Ratterree considered many start-ups over the years and chose to invest in only a few. "Some have been good ideas at the wrong time," he explained. "But at Summit, the idea and the people really clicked," he said. "It's a bank with a purpose, and that makes it stand out from the model of some other banks."

In addition to being a shareholder, Mr. Ratterree is also a Summit customer. "My Summit banker showed me how to do my banking in a way that saves us money."

In fact, Mr. Ratterree has found that the people at Summit are proficient in many kinds of banking solutions. "Anytime I need advice on how to do something the best way, they're right there to help me do it the most efficient, cost-effective way," he said.

"Plus I just like dealing with people instead of machines," Mr. Ratterree admits. "There's a personal touch at Summit that you don't find at other banks. You can walk into your branch and talk to people you know."

Mr. Ratterree has developed such trust in Summit's expertise that he often refers others to the bank. "When my estate planning clients have financial questions, I say, "Talk to Summit. They're going to know the best way to handle it."

This kind of personal service by knowledgeable bankers only reinforces Mr. Ratterree's decision to invest in Summit. So does his attendance at annual shareholders' meetings. "Even if you're a small investor, Summit management is always interested in your opinion," he said. "I think that's very aggressive. It's a good thing for a business of its size to be that concerned about its shareholder community."

Has Summit been a satisfying investment? Absolutely, according Mr. Ratterree. "It's had consistent growth, paid a good dividend and shows real promise going forward," he said.

"This is a team of people who are on top of the situation," he continues, "And you can tell they're interested in continuing to grow their business. It's an organization with roots. I'm impressed by that."

Charlene Fang has definite opinions -- and especially about The Summit National Bank.

"I like our strategy of having branches that are staffed to serve different cultural communities," she says. "No other institution has this kind of open mindedness. There's a willingness to understand people from other countries and help them work effectively in this country."

A native of Taiwan, Ms. Fang has risen from part-time teller to an Assistant Vice President and Relationship Officer in the eleven years she has been with Summit. During that time, she has been extremely active in the Asian Community, becoming President of the Lion's Club, sponsoring many fund raising efforts and acting as all-around advisor to a number of local business groups.

A single mother, who has built a new life for herself and her children in this country, Ms. Fang can easily relate to the problems people face as they adjust to new locations, customs and ways of working. "My own experience has been a real asset," she confided. "For one thing, when a customer comes into my office, we can speak to each other in Chinese. That makes them immediately feel at ease. I can also relate to what they're going through because I went through the same transition myself."

Not surprisingly, she is often asked for advice and assistance in more than just banking. "Sometimes I feel like an encyclopedia," she admits. "People come to me for everything. And I like the fact that I'm often able to help them resolve issues and get things done. Being with Summit has allowed me to do that."

It has also allowed Ms. Fang to form close ties that result in loyal customers for Summit. "To some of my customers, I am Summit Bank," she says. "Because I know their language and customs, I make them feel comfortable. But since they're often not used to doing business the American way, I help them understand the importance of building a good credit history and other things they need to know to function effectively in this country."

"In the long run, it's a team effort," Ms. Fang says. "I make sure our customers know they can do business with any branch that's convenient and get the same level of service."

What does Ms. Fang say to potential employees about working here? "I tell them that this is the only bank I know that has the professionalism of a 'big bank' but the support of a warm family" she confides. "This is the only place where you can walk in, sit down and talk to your CEO -- and be sure that you'll be listened to and treated not only as an employee but as a person."

Ms. Fang says the most fulfilling part of working at Summit is the feeling that you're making headway in improving your community. "Every day is full of challenges," she says. "And it's a positive thing because I know that everyone in management understands and stands behind what we're doing. That's beautiful."

Back in 1981, Vinod Jain and his wife, Sushma, formed a small import business called India House Brass, Inc. That family business now works with more than 1,000 wholesalers and retail chains nationwide, including Kirklands, Lowe's and Home Depot.

The company has expanded its product line to include everything from decorative brassware to high-end curtain rods, tassels, ribbon and garden-related products. Since all these products are produced in India, international banking figures prominently in the Jains' business needs. That's one reason they bank with Summit.

"For nearly 15 years, we have had a good working relationship with Summit -- especially with international trade finance," said Vinod Jain. "Summit has helped us a lot because they understand how our type of wholesale import business works."

Mr. Jain gave an example of just how important this is. "Years ago, I went to one of the large banks for a line of credit," he said. "When they wanted to clear the line for a month, I told them that was something I couldn't do with our constant stream of imports."

"My Summit banker understood the situation completely," Mr. Jain continued. "She worked to structure a line of credit the way we needed it. And that is typical of our experience with Summit. Their services are always flexible so they can be structured to fit our needs."

International expertise is one area where Summit really shines, according to Mr. Jain. "Summit has a very smart international department. And they are willing to teach people the best way to do things," he said. "Many banks have international departments but Summit speaks the language."

Mr. Jain also likes the convenience of banking with Summit. "In all these years, I think I've only been to the bank two or three times," he admits. "They come to me. And the rest of our business can be handled on the phone or by e-mail or fax."

Mr. Jain feels that his relationship with Summit is much different from other banks that he has worked with in the past. "We were nothing to them," he said. "At Summit, they take the time to get to know us and our business."

"I've never had a big problem because they're there every day for us." he continued. "Even if there's a small problem or a 'growing pain' our business is experiencing, all I have to do is call and there is always someone who will handle the situation. I don't have to worry about it. It's fixed."

According to Mr. Jain, having this kind of confidence in Summit frees him up to focus on his business. "I don't have to spend my time going into a branch to try to get things done," he explained. "That saves me time, headaches and hassles."

"I would recommend Summit in a heartbeat," Mr. Jain added. "For an import business like ours, we need a bank that will keep our business moving. We count on Summit and they come through for us every day. It's like having a friend next door."

Directors and officers
Directors
Jose I. Gonzalez
President
PanAmerican Logistics, LLC
President
Perishables Group International, JV, LLC
Chairman
Summit Bank Corporation
Vice Chairman
The Summit National Bank

W. Clayton Sparrow, Jr.
Partner
Seyfarth Shaw
Vice Chairman
Summit Bank Corporation

Pin Pin Chau
Chief Executive Officer
Summit Bank Corporation
President and Chief Executive Officer
The Summit National Bank

David Yu
President
Summit Bank Corporation
Chairman
The Summit National Bank

Aaron I. Alembik
Retired
Attorney at Law

Gerald L. Allison
Chief Executive Officer and Chairman
AJC International, Inc.

Peter M. Cohen
President
Trident Corporate Services, Inc.

Paul C.Y. Chu
Chairman
Novax Group

Jack N. Halpern
President
Halpern Enterprises, Inc.

Donald R. Harkleroad
President
The Bristol Company

Shafik H. Ladha
President
Ladha International, Inc.

James S. Lai, Ph.D.
Professor, Emeritus
Georgia Institute of Technology
Owner
Pavtec Engineering Technology, Inc.

Sion Nyen Lai
President
Fulton Beverage Center, Inc.

Shih Chien Lo
President
Lo Brothers Associates

Nack Paek
President
Government Loan Service Corp., Inc.

Carl L. Patrick, Jr.
Director
Carmike Cinemas, Inc.

Howard H.L. Tai
Private Investor

P. Carl Unger, Ph.D.
President
Boxtree Farm Enterprises

Executive Officers
Pin Pin Chau
Chief Executive Officer
Summit Bank Corporation
President and Chief Executive Officer
The Summit National Bank

David Yu
President
Summit Bank Corporation
Chairman
The Summit National Bank

H. A. Dudley, Jr.
Executive Vice President
Summit Bank Corporation
Executive Vice President
The Summit National Bank

Gary K. McClung
Secretary, Executive Vice President
and Principal Financial Officer
Summit Bank Corporation
Executive Vice President and
Chief Financial Officer
The Summit National Bank

The Board mourns the loss of our board member,
Daniel Huang, who passed away
in October 2002.

Management's Discussion and Analysis of Financial Condition and

Results of Operations

Performance Overview for 2002

Summit Bank Corporation (the "Company" or "Summit") reported net income of $4,144,000 in 2002, representing a 59% increase over last year's results of $2,612,000. The improvement was largely the result of increased net interest income coupled with higher noninterest income. Although rates on earning assets, primarily loans, continued to decline, albeit not as sharply as in 2001, rates on deposits and other funds declined substantially resulting in significantly lower funding costs. During 2001, interest rates were lowered by the Federal Reserve Bank eleven times, dramatically affecting the Bank's yield on its primarily adjustable rate commercial loan portfolio. Fixed rate time deposits, however, were less sensitive during 2001. Approximately 76% of all fixed rate certificates of deposit at December 31, 2001 matured during 2002 and were subject to repricing or replacement at lower rates more indicative of the current rate environment. The result was a $1.3 million increase in net interest income in 2002 as compared to 2001.

Total interest income declined by $1.6 million during 2002 due to lower interest rates on loans as compared to rates in 2001. However, this decline was mitigated by increases in volume due to strong loan growth that continued throughout 2002. Total loans grew to $259 million at December 31, 2002 from $220 million at December 31, 2001, an 18% increase. Funding for much of the loan growth came from deposits, which increased $23 million, to $317 million, or 8%. The decline in interest expense was primarily the result of the sharp decrease in time deposit interest rates. As a result, interest expense declined 27%, or $3.0 million, in 2002 compared to 2001. Additional balance sheet growth was funded by short-term borrowings from the Federal Home Loan Bank and repurchase agreements, also at a lower cost. The Company's average earning assets, consisting of both loans and investments, grew 14% in 2002. The Company's net interest margin declined to 4.02% for 2002, compared to 4.14% in 2001, as the Bank's prime rate declined an additional 50 basis points during fourth quarter 2002.

Earnings for the year also included certain special items. Late in 2001, Summit entered into an interest rate swap agreement to reduce interest rate risk on certain variable rate loans. As a result of market fluctuations in December 2001, the Company recorded in earnings an unrealized loss on this instrument of $275,000 reflecting the current fair value at December 31, 2001. In January 2002, the Company recorded an unrealized gain of $296,000 as a result of the appreciation in fair value of the interest rate swap. Additionally in January 2002, the Company designated this instrument as a hedge of variable cash flows associated with $25 million of the Company's loan portfolio tied to the prime rate, thus eliminating the requirement to record the change in fair value of the swap in earnings in future periods. The Company also recorded a $95,000 gain on the sale of another interest rate swap instrument when it was terminated in the third quarter of 2002. The Company recorded income of $663,000 in 2002 as a result of a recovery on a loan charge-off associated with a financial institution acquired by Summit in 1998. Offsetting these additions to income, noninterest expenses increased 7% compared to the prior year mainly due to personnel performance bonuses and incentives. Additionally, other losses increased $246,000 largely due to a write-off of a fraudulent checking account.

Diluted net income per share for 2002 increased to $1.10 from $.67 in 2001, an increase of 64%. Diluted net income per share in 2000 was $.96. In November 2002, the Company declared a two for one stock split increasing common shares outstanding to 3,768,429. In February 2001, the Company declared a 20% stock dividend. Earnings per share were restated for all prior periods to reflect the impact of both the stock split and the stock dividend. The Company's return on average assets was 1.1% for the year ended December 31, 2002, up from .8% for the year ended December 31, 2001. The increase was due to improved earnings performance, since net income grew 59% while average assets increased 14% in 2002. Average assets increased 16% in 2001 as compared to 2000, while net earnings declined 31%. Summit's return on average equity also increased to 14.69% for the year ended December 31, 2002 from 9.65% for the year ended December 31, 2001.

The Company ceased operations of its 80%-owned subsidiary, CashMart, Inc., in April 2001, recording an asset impairment charge of $125,000 to reflect expected liquidation values. CashMart's revenues were much lower than anticipated and management concluded that the expected growth rate could not likely be achieved in an acceptable timeframe. The equipment was sold and/or disposed of in 2002, and the subsidiary will soon be liquidated. Proceeds from the sale of equipment resulted in $4,000 of net income for CashMart, Inc. in 2002. Total losses for CashMart, Inc. in 2001 were $170,000.

The Bank formed a new wholly-owned subsidiary, SBGA CA Investments, Inc. in early 2002 to be the parent company for a real estate investment trust ("REIT"), SBGA Investments, Inc. The Bank transferred approximately $42 million of its loans that were fully secured by real estate into this trust as a part of its capital planning strategy. Operations of the REIT resulted in approximately $2.4 million of income, 100% of which was distributed to its shareholders (primarily the Bank) in the form of dividends.

Forward Looking Statements

Management's discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expression about our confidence and strategies, as well as our expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may be identified by such forward-looking terminology as "expect", "believe", "anticipate", "may", "will", or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties, including, but not limited to, the direction of interest rates, contiued levels of loan quality, origination volume, continued relationships with major customers and referrals for sources of loans, the effect of economic conditions and regulatory barriers; and the effect of tax and legal structures. Actual results may differ materially from such forward-looking statements. Summit assumes no obligation for updating any such forward-looking statements at any time.

The Company's common stock is listed on the Nasdaq Stock Market under the trading symbol of "SBGA". The Company has six to eight brokerage firms that make a market in its stock. The following table sets forth: (1) the high and low sales prices for the common stock as reported by Nasdaq; and (2) the amount of the quarterly dividends declared on the common stock during the periods indicated.

	Sale Price		Cash Dividend
Calendar period	High	Low	Declared

2002

First Quarter	$8.46	$6.91	$.09
Second Quarter	9.38	7.93	.09
Third Quarter	9.50	8.43	.09
Fourth Quarter	14.99	8.97	.13
2001

First Quarter	$9.38	$6.46	$.09
Second Quarter	8.63	7.50	.09
Third Quarter	8.38	7.71	.09
Fourth Quarter	7.71	6.78	.09

Note: All prior period amounts reflect an adjustment for the 2002 stock split and 2001 stock dividend.

The Company is a legal entity, separate and distinct from The Summit National Bank (the "Bank"), its banking subsidiary, and its ability to pay dividends depends primarily on the receipt of dividends from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. The amount of cash dividends available from the Bank for payment in 2003 is approximately $5,530,000 plus current year earnings of the Bank. At December 31, 2002, approximately $25,117,000 of the Company's investment in the bank subsidiary is restricted as to dividend payments from the Bank to the Company. In 2002, the Company's annual cash dividend to shareholders, restated for the stock split in November 2002, was $.40 per share. In 2001, the Company's annual cash dividend to shareholders was $.36 per share, also restated.

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

Losses on loans result from a broad range of causes from borrower-specific problems, to industry issues, to the impact of the economic environment. The identification of these factors that lead to default or non-performance under a borrower loan agreement and the estimation of loss in these situations is very subjective. In addition, a dramatic change in the performance of one or a small number of borrowers can have a significant impact in the estimate of losses. Certain economic factors could have a material impact on the analysis for the allowance for loan losses. The depth and duration of any economic recession could impact the credit risk associated with the loan portfolio. Another factor in the analysis is a consideration of concentrations of credit within specific industry sectors. Management monitors loan concentrations in any one industry in relation to the Bank's equity capital and has established limits to mitigate risk. At December 31, 2002, the Bank's largest concentrations are retail trade loans: convenience stores, restaurants, food stores, and liquor stores, which totaled approximately $96 million, or 312%, of capital; commercial real estate loans which totaled approximately $64 million, or 207%, of capital; and loans to service providers: financial, health, hotel and dry cleaners, which totaled approximately $42 million, or 136%, of capital. These concentrations are all within established policy limits. Management has not identified any specific industry weakness that may negatively impact the loan portfolio.

As described further below, management has implemented a process that has been applied consistently to systematically consider the many variables that impact the estimation of the allowance for loan losses. See also "Allowance and Provision for Loan Losses."

Changes in Financial Condition

The Company reported total assets at December 31, 2002 of $403 million, reflecting a growth rate of 18% compared to $341 million at December 31, 2001. While deposit and loan growth fueled much of this increase, the Company strategically leveraged the balance sheet by obtaining borrowed funds at a lower rate to increase the higher yielding investment portfolio, thus improving earnings. Loan growth continued at a strong rate from the prior year, with total loans increasing 18% to $259 million. Most of the Company's loan growth in 2002 consisted of commercial loans. The Company generated $16.2 million in government-guaranteed Small Business Administration ("SBA") loans, once again placing Summit as a leader in SBA loan production in the Georgia market. Total deposits grew $23 million, or 8%, during the year ended December 31, 2002, mainly due to increases in demand deposits, both noninterest-bearing and interest-bearing. Noninterest-bearing demand deposits grew 11% to $74 million at December 31, 2002, and represented 23% of all deposits at December 31, 2002. Total time deposits increased to $167 million at December 31, 2002, up $4 million since the end of 2001. In addition to corporate overnight sweep accounts, which grew to approximately $11 million at the end of 2002 from $5 million one year earlier, the Company also obtained funding from two repurchase agreements with correspondent financial institutions during 2002 that totaled approximately $10 million. All borrowings under sweep accounts and repurchase agreements were collateralized with U.S. agency securities. Advances from the Federal Home Loan Bank increased $10 million to $20 million in 2002. Funds not utilized by loan growth were placed in the investment portfolio.

Much of the 59% improvement in net earnings can be attributed to the strong growth in the balance sheet, in addition to the special items previously mentioned. Although net interest income after loan loss provision increased $1.0 million in 2002 compared to 2001, the provision for loan losses increased to $1,130,000 from $755,000 the prior year. Net charge-offs increased $266,000 to $929,000 in 2002 compared to the prior year primarily due to a single credit loss of $463,000 in 2002. Noninterest income increased $1.8 million in 2002 over the prior year. One of the factors contributing to this increase was the Bank Owned Life Insurance ("BOLI") policies, on the lives of certain key employees, that the Bank purchased in November 2001. The Bank recognized income equal to the increase in the cash surrender value of the BOLI policies in 2002 of $433,000, an increase from $72,000 in 2001, which reflected only two months of ownership of the policies. Other factors included the gain on the interest rate swap, as well as the recovery previously mentioned. Noninterest expenses increased by 7% in 2002 compared to 2001 primarily as a result of employee performance bonuses and incentives.

Fourth Quarter 2002

Net income for the fourth quarter of 2002 was $1,169,000, up significantly from $655,000 for the same period in 2001. Contributing to the improved earnings was an increase in net interest income after loan loss provision of $347,000. This improvement was due to strong loan growth in 2002 and sharply lower interest expenses. Additionally, the recovery of $663,000 on the pre-acquisition charge-off, previously discussed, was recorded in fourth quarter of 2002 income. Total noninterest income increased $860,000 in the fourth quarter of 2002 compared to the fourth quarter of 2001. Noninterest expenses increased sharply from fourth quarter 2001 as a result of a $765,000 increase in employee performance bonuses and incentives and a $227,000 charge related to a fraudulent checking account. All other expenses remained relatively flat for the comparable quarters. Total assets grew $21 million, or 5.5%, in the fourth quarter of 2002 with most of the growth in the investment portfolio. Additional short-term borrowings were utilized to purchase higher yielding securities, locking in interest spreads. Basic and diluted net earnings per share for the fourth quarter were $.30 and $.17 per share for 2002 and 2001, respectively, adjusted for the November 2002 stock split and the February 2001 stock dividend. The Company paid cash dividends of $.13 and $.09 per share for the fourth quarters of 2002 and 2001, respectively.

Net Interest Income

Net interest income, the primary source of revenue for the Company, is a function of the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities. Changes in net interest income from period to period reflect the increases or decreases in average interest-earning assets, average interest-bearing liabilities and the interest rate spread which is affected by the degree of mismatch in maturity and repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities.

Net interest income increased 11%, or $1.3 million, to $13.8 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. Loan growth during 2002, coupled with the significantly lower cost of funds, more than offset the $15 million decline in interest income resulting from lower interest rates. While average interest-earning assets increased $43 million during the year, total assets earned a lower yield than in past years. As rates on earning assets declined precipitously during 2001 and remained low during 2002, the Bank significantly lowered its cost of deposit products, mostly during 2002 due to the repricing of fixed rate certificates of deposit. Currently, market rates are at their lowest levels in over 40 years. With a commercial loan portfolio that primarily consists of floating interest rates and a much less sensitive deposit base, the Bank is well postured for a rising rate environment.

In November 2001, the Bank entered into an interest rate swap with a notional amount of $25 million to reduce interest rate risk on certain variable rate loans. The Bank receives a fixed rate of 6.43% and pays prime rate quarterly for three years. In 2002, the Bank received a net of $444,000 as a result of this contract, which helped offset the lower interest income from loans. Interest income on investment securities was flat in 2002 compared to the prior year as the growth in investments was offset by lower yields.

Average interest-bearing liabilities increased 17%, or $40 million, in 2002 primarily due to growth in money market accounts and other borrowed funds. Average money market account balances increased $18 million over 2001 averages , despite the decline in the average interest rate to 1.30% from 2.55% in the prior year. The Bank adopted a fourth quarter 2002 strategy of borrowing overnight and short-term funds minimizing investments of excess daily cash. A low cost of funds was maintained throughout 2002 due to the low rate environment and positive yield curve. An additional $10 million advance was obtained at the Federal Home Loan Bank against investment securities, for a six-month term which was renewed once during the year. Other short-term borrowings included increased customer overnight repurchase accounts that totaled approximately $11 million at December 31, 2002 compared to $5 million one year ago, as well as two new correspondent securities repurchase agreements totaling $10 million entered into in the fourth quarter of 2002. The rates on the repurchase agreements varied from .50% to 1.43%.

Net interest income decreased 13%, or $1.8 million, to $12.5 million for the year ended December 31, 2001 compared to the year ended December 31, 2000. Strong loan growth during the year helped to offset roughly 80% of the decline in interest income due to a declining interest rate environment. During 2001, the repeated reductions in interest rates by the Federal Reserve Bank resulted in a prime rate of 4.75% at December 2001 from 9.50% at the beginning of the year. Average interest-earning assets increased $49 million during 2001; however, approximately 72% of the loan portfolio was tied to the prime index. This had a significant impact on loan interest income. The interest rate swap agreement entered into in late 2001, as mentioned above, insulated a portion of the loan portfolio yield from this rate decline. Interest income from loans included $62,000 representing the spread between receiving the fixed rate and paying an adjustable quarterly prime rate since November 2001. Interest on investment securities increased $1 million during the year ended December 31, 2001 as a result of a higher volume of investment securities during 2001 compared to 2000.

The following table sets forth information with respect to average balance sheet data and related interest income, expense, yields and rates for the years ended December 31, 2002 and 2001.

Average Balance Sheet Data
		2002			2001
	Average	Income/	Yields/	Average	Income/	Yields/
(dollars in thousands)	Balances	Expense	Rates	Balances	Expense	Rates

Assets
Interest-earning assets:
Loans(1)	$241,789	$16,765	6.93%	$202,352	$17,779	8.78%
Investment securities	97,289	5,060	5.20%	88,126	5,278	5.99%
Federal funds sold	4,129	68	1.65%	10,290	482	4.68%
Interest-bearing deposits with other banks	388	8.21%		257	11	4.28%

Total interest-earning assets	343,595	21,901	6.37%	301,025	23,550	7.82%

Noninterest-earning assets:
Cash and due from banks	12,886			13,274
Premises and equipment, net	3,432			3,346
Allowance for loan losses	(3,369)			(3,223)
Other assets	14,748			11,249

Total noninterest-earning assets	27,697			24,646

Total assets	$371,292			$325,671

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
NOW accounts	$16,493	$70.42%		$15,010	$177	1.18%
Money market accounts	46,814	609	1.30%	28,441	724	2.55%
Savings deposits	10,740	75.70%		9,986	190	1.90%
Other time deposits	166,867	6,393	3.83%	162,574	9,159	5.63%

Total interest-bearing deposits	240,914	7,147	2.97%	216,011	10,250	4.75%

Other interest-bearing liabilities:
Federal funds purchased	2,272	41	1.80%	631	23	3.65%
Federal Home Loan Bank advances	19,137	724	3.78%	10,000	604	6.04%
Short-term borrowings	10,501	187	1.78%	6,092	196	3.23%

Total interest-bearing liabilities	272,824	8,099	2.97%	232,734	11,073	4.76%

Noninterest-bearing liabilities
and stockholders' equity:
Demand deposits	66,875			63,389
Other liabilities	3,379			2,480
Stockholders' equity	28,214			27,068

Total noninterest-bearing liabilities
and stockholders' equity	98,468			92,937

Total liabilities and stockholders' equity	$371,292			$325,671

Interest rate spread			3.44%			3.06%
Net interest income		$13,802			$12,477
Net interest margin(2)			4.02%			4.14%

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $807,000 in 2002 and $720,000 in 2001.
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
	2002 Compared with 2001			2001 Compared with 2000
	Due to Changes in			Due to Changes in
	Average	Average	Net Increase	Average	Average	Net Increase
Interest income (In thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

Loans	$ 12,625	$ (13,629)	$ (1,004)	$ 3,991	$ (4,996)	$ (1,005)
Investment securities	1,002	(1,219)	(217)	1,225	(222)	1,003
Federal funds sold	(199)	(215)	(414)	245	(44)	201
Interest-bearing deposits with other banks	179	(182)	(3)	6	(13)	(7)

Total interest income	13,607	(15,245)	(1,638)	5,467	(5,275)	192

Interest expense (In thousands)
NOW accounts	20	(127)	(107)	1	(38)	(37)
Money market accounts	(479)	363	(116)	176	(243)	(67)
Savings deposits	16	(131)	(115)	24	(66)	(42)
Other time deposits	249	(3,015)	(2,766)	2,585	39	2,624
Federal funds purchased	22	(4)	18	(24)	(28)	(52)
Federal Home Loan Bank advance	190	(80)	110	(151)	(54)	(205)
Short-term borrowings	2	(1)	1	(138)	(87)	(225)

Total interest expense	20	(2,995)	(2,975)	2,473	(477)	1,996

Change in net interest income	$ 13,587	$ (12,250)	$ 1,337	$ 2,994	$ (4,798)	$ (1,804)

Noninterest Income

The following table presents the principal components of noninterest income for the years ended December 31, 2002, 2001, and 2000.
(In thousands)	2002	2001	2000

Fees from international trade services	$1,073	$1,166	$1,417
Overdraft charges	860	609	611
Service charge income	756	571	543
Recovery of preacquisition charge-offs	663	312	325
Income from bank-owned life insurance	433	72	--
Other	411	338	476
Net gains (losses) on sales of
investment securities	255	247	(128)
Unrealized gain (loss) on interest
rate swap	380	(275)
SBA loan servicing fees	97	144	187
Gain on termination of interest rate swap	95	--	--
Gain on sales of loans	--	--	99

Total noninterest income	$5,023	$3,184	$3,530

Noninterest income increased $1.8 million in 2002 to $5.0 million for several reasons, including increases in overdraft charges and service charge income which, combined, were $436,000 higher in 2002 than 2001. Growth in demand deposits, as well as adjusted fee schedules in early 2002, contributed to this increase. Income from the increase in cash value of BOLI policies increased $360,000 because of the timing of the purchase of the contracts in late 2001. An unrealized gain of $296,000 was recorded for the increase in fair value of the interest rate swap that was purchased to reduce interest rate risk on a portion of the Bank's commercial loan portfolio in 2002. This offset the unrealized loss recorded in December 2001 on the same instrument. Subsequently, this swap was reclassified as a hedge instrument, eliminating variances in income due to change in fair market value. Other income also included $663,000 recorded for the settlement related to a loan charge-off associated with the acquisition of a financial institution in 1998.

All SBA loans originated during 2002 were held in the Bank's loan portfolio consistent with the previous year. Sales of the guaranteed amounts in 2000 produced gains of $99,000. During 2002, the Company originated $16.2 million of new SBA loans compared to $19.2 million in 2001. The Company has been recognized by the SBA as one of the most active lending institutions in the state of Georgia for over ten years. The Company's SBA loan servicing portfolio for third parties was $25 million at year-end 2002, compared to $31 million at year-end 2001 and generated servicing fee income of $97,000 in 2002 and $144,000 in 2001. Third party servicing is created when the Company sells guaranteed portions of SBA loans and provides servicing for the investors on the guaranteed portions. Thus, when the Company retains the entire loan, as was the case in 2002 and 2001, servicing fees are forfeited. However, the decline in servicing fee revenue is more than offset by additional interest income recognized on the retained portions.

Noninterest income decreased $346,000 in 2001 to $3.2 million compared to $3.5 million in 2000. The decline was due primarily to lower international trade finance fee income, as well as the unrealized loss recorded due to the decline in the fair value of the interest rate swap that totaled $275,000. Offsetting part of these decreases were gains on sales of investment securities of $247,000 in 2001. The recorded losses on sales of investment securities in 2000 were $128,000. International fee income decreased to $1.2 million for 2001 compared to $1.4 million for 2000. Summit's revenues from international trade finance operations are generated solely from import and export transaction fees. The softening economy resulted in a reduced volume of import and export transactions during 2001. The Bank elected to retain SBA loans originated during 2001 recording no gains from such sales. Sales of guaranteed amounts in 2000 produced gains of $99,000. During 2001, the Company originated $19.2 million of new SBA loans compared to $11.4 million in 2000. The Company's loan servicing portfolio for third parties was $31 million at year-end 2001, compared to $40 million at year-end 2000 and generated servicing fee income of $144,000 in 2001 and $187,000 in 2000.

Noninterest Expenses

The following table presents the principal components of noninterest expenses for the years ended December 31, 2002, 2001, and 2000.
(In thousands)	2002	2001	2000

Salaries and employee benefits	$ 6,308	$ 5,473	$ 5,512
Net occupancy	956	980	846
Professional services	847	940	788
Equipment	828	893	687
Data/item processing	438	447	660
Other losses	387	141	272
Other operating expenses	337	252	198
Postage and courier	293	293	276
Telephone	275	303	324
Marketing and community relations	237	286	215
Insurance	145	116	116
Office supplies	141	206	202
Directors fees	139	110	113
Other banks' charges	124	117	117
Travel	114	115	130
Expenses on other real estate
and repossessions	88	81	--
Property and business taxes	83	91	89
Dues and memberships	68	66	62
Goodwill amortization	--	92	85

Total noninterest expenses	$11,808	$11,002	$10,692

Total noninterest expenses increased $806,000, or 7%, in 2002, primarily due to higher employee performance incentives which totaled $930,000 compared to $165,000 in 2001. The incentives were a result of a combination of the Company's record earnings performance, as well as, the achievement of certain strategic objectives this year. The amounts were awarded as a combination of cash to Management and employees and common stock of Summit Bank Corporation that was awarded to employees. Year-end full-time equivalent staff increased to 113 from 111 at December 31, 2001. Additionally, other losses increased $246,000 primarily the result of a potential loss related to a fraudulent checking account. Management's efforts to control growth in other operating costs have been very successful. Excluding the employee incentives in the comparative years, noninterest expenses were unchanged in 2002. The decline in data processing expenses of $33,000 due to the conversion to an in-house item processing function in 2001 was offset by increased Internet banking costs which were $27,000 compared to $3,000 in 2001, the first year of availability of this service. The Bank also ceased its amortization of goodwill in compliance with SFAS No. 142 in January 2002. Other expenses for the year ended December 31, 2001 included $92,000 of goodwill amortization expense.

Mainly as a result of the increased noninterest income this year, the operating efficiency ratio of the Bank improved to 62.7%. In 2001 the ratio was 70.3%, primarily the result of lower net interest income.

Total noninterest expenses increased $310,000, or 3%, in 2001, primarily due to two transactions in 2001. The Company recorded $135,000 in legal fees related to a tender offer to acquire certain shares of a local competing financial institution in the Atlanta market. The effort was abandoned after Summit determined the number of shares likely to be tendered was not beneficial to the Company. The Company also ceased operations of its 80%-owned subsidiary, CashMart, Inc. in 2001 as it was determined to be an unprofitable venture. A write-down of the subsidiary's equipment value resulted in a charge to earnings of $125,000. Management's efforts to control growth in operating costs were successful in 2001. Excluding the two expenses previously mentioned, noninterest expenses were relatively flat compared to 2000. Year-end full-time equivalent staff increased to 111 from 108 at December 31, 2000. Data processing expenses declined $213,000 in 2001 with the March 2001 conversion to an in-house item processing operation. Some of these savings were offset by additional equipment depreciation, occupancy costs and staff expenses. Other losses were lower than the previous year as well. Operating and fraud losses totaled $141,000 in 2001 compared to $272,000 for the previous year.

As a result of the lower net interest income in 2001, as well as the two special charges, the operating efficiency ratio of the Bank was markedly higher than in past years at 70.3%. In 2000, the ratio was 60.1%, primarily due to much higher net interest income and controlled overhead expenses.

Income Taxes

The Company incurred income tax expense of $1,743,000, $1,280,000, and $2,070,000 or approximately 29.6%, 32.9%, and 35.3% of its income before income taxes in 2002, 2001, and 2000, respectively. In 2002, the bank formed a captive Real Estate Investment Trust ("REIT") for various business purposes. Because of the taxation requirements of REITs, the company has experienced a positive impact on its overall effective income tax rate.

Loan Portfolio

Loans are expected to produce higher yields than investment securities and other interest-earning assets. Thus, the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. The Company continued to experience healthy loan growth in 2002 despite a sluggish economy. Average total loan balances in 2002 increased $40 million. Net loans increased to $255 million, up $39 million from year-end 2001, an increase of 18%. The growth was due in large part to a low interest rate environment and the continued strong demand for commercial and SBA loans in our market areas. The San Jose office contributed $17 million of this growth, representing 44% of the total loan growth for the Company. Loans in both the San Jose and Atlanta markets were primarily to owner-operated businesses and retail/commercial real estate loans. The remainder of the growth in the loan portfolio was primarily realized in commercial loans, including $8 million in SBA loans. Loans secured by real estate made up the largest portion of the increase in 2002 with a growth rate of 19%, or $31 million. Other portfolio growth was primarily from loans secured with business assets. Consumer loans declined to $1.3 million at December 31, 2002 from $2.7 million at December 31, 2001 as loan liquidations exceeded new consumer loan volume. The Bank's primary lending focus is to provide credit services to small and medium-sized businesses, thus the large commercial loan portfolio. Less emphasis is placed on the generation of consumer loans, although in the process of providing credit services to business owners for assistance in their business, personal needs are also addressed.

The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At year-end 2002, 71% of the total loan portfolio had floating or adjustable rates, down slightly from 72% of the portfolio with floating rates at the end of 2001. This change was largely driven by customers desiring to take advantage of the historically low rate environment by locking in a fixed rate.

The Company continued to experience healthy loan growth in 2001 despite the slowdown of the economy. Average total loan balances in 2001 increased $23 million. Net loans increased to $217 million, up $29 million from year-end 2000, an increase of 16%. The growth was due in large part to continued efforts by the lending department to make high-quality loans, in addition to strong SBA loan demand and management's decision to hold the guaranteed portions of SBA loans instead of selling them in the secondary market. The San Jose office contributed $4.5 million of this growth, representing 16% of the total loan growth for the Company. During 2001, the growth in the loan portfolio was primarily realized in commercial loans, those secured by business assets, increasing $6 million to $60 million, and commercial loans secured by real estate, which grew $24 million to $159 million. Consumer loans declined to $2.7 million at December 31, 2001 from $3.0 million at December 31, 2000 as loan liquidations exceeded new consumer loan volume.

The following table presents the composition of the Company's loan portfolio at December 31, 2002 and 2001.
	2002		2001
		% of		% of
(Dollars in thousands)	Amount	Loans	Amount	Loans

Commercial, financial,
and agricultural	$ 56,149	22%	$ 47,564	22%
Real estate -- construction	3,531	1	1,526	1
Real estate mortgage -
primarily commercial	189,318	73	156,998	71
Installment loans to individuals	1,301	1	2,711	1
Less: unearned income	(1,053)	(1)	(1,162)	(1)
Loans held for sale -- SBA	9,477	4	12,107	6

Total loans, net of
unearned income	258,723	100%	219,744	100%
Less: allowance for loan losses	(3,435)		(3,234)

Net loans	$255,288		$216,510

The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 2002.
		Loans Maturing
		Within	1-5	After 5
(In thousands)	1 Year	Years	Years	Total

Loans with:
Predetermined
interest rates	$ 5,293	$ 60,115	$ 8,894	$ 74,302
Floating or
adjustable rates	33,229	47,083	104,109	184,421

Total loans	$38,522	$107,198	$113,003	$258,723

Allowance and Provision for Loan Losses

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due, and other loans that management believes require special attention. The determination of the allowance for loan losses is subjective and considered a critical accounting estimate of the Company.

When reviewing the allowance for loan losses, it is important to understand to whom the Company lends. The loan portfolio is primarily comprised of loans to small businesses. In particular, the Company has developed lending niches in a number of industries, the most prevalent of which include restaurants, convenience stores, retail merchants, and strip shopping centers. The risk to lending to these types of businesses is that they typically are more vulnerable to changes in economic conditions. The Company has mitigated the risk to these types of borrowers in several ways. First, a large portion of these loans is supported by U.S. Government guarantees obtained from the Small Business Administration. Secondly, the majority of the Company's loans are secured with marketable real estate, and thirdly, the Company performs in-depth economic analyses on these industries in order to remain abreast of current trends and conditions.

The allowance for loan losses methodology is based on a loan classification system. For purposes of determining the required allowance for loan losses and resulting periodic provisions, the Company segregates the loan portfolio into broad segments, such as: consumer, commercial and SBA loans. The Company provides for a general allowance for losses inherent in the portfolio for each of the above categories. The general allowance for losses is calculated based on estimates of inherent losses which probably exist as of the evaluation date. Loss percentages used for this portion of the portfolio are generally based on historical loss factors adjusted where necessary for qualitative factors. The general allowance for losses on problem loans in these categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the problem loans are determined based upon historical loss experience and regulatory guidelines. For loans considered impaired, specific allowances are provided in the event that the specific collateral analysis on each problem loan indicates that the probable loss upon liquidation of collateral would be in excess of the expected value of the collateral if the loan is collateral dependent or if the present value of expected future cash flows are less than the loan balance. In addition to these allocated reserves, the Company has established an unallocated reserve of $282,000 at December 31, 2002. The basis for the unallocated reserve is due to a number of qualitative factors, such as migration trends in the portfolio, trends in volume, the risk identification process, changes in the outlook for local and regional economic conditions and concentrations of credit.

The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that management has determined to be appropriate. The Company's provision for loan losses for 2002 was $1,130,000 compared to $755,000 in 2001. The increase is attributed to continued strong loan growth and higher charge-offs this year compared to December 31, 2001. Net charge-offs of $929,000 for the year ended December 31, 2002 were higher compared to $663,000 in 2001, largely the result of a single credit loss totaling $463,000 in 2002. Non-performing assets also increased to $1 million at year-end 2002 from $463,000 at year-end 2001. The amount of non-performing assets at the end of 2002 consisted of one fully guaranteed SBA loan, two commercial loans, and $141,000 of other real estate owned, the result of a foreclosure, which is currently listed with a commercial real estate agency. One of the commercial loans for $392,000 was secured with real estate, and the other, for $320,000, was secured with accounts receivable. The SBA loan of $153,000 was secured with business assets as well as being 100% guaranteed by the SBA. At December 31, 2001, the Company had one non-accrual loan of $463,000 representing a conventional commercial loan secured by business assets. There was no other real estate owned at December 31, 2001. The Company had allocated reserves totaling $80,000 and $313,000 for all non-performing loans as of December 31, 2002 and 2001, respectively.

Net loan charge-offs in 2002 were .38% of average net loans outstanding compared to .33% in 2001. Gross charge-offs increased $93,000 to $1,076,000 for year ended December 31, 2002 compared to last year. Charge-offs in 2002 consisted primarily of commercial loans ranging in size from $1,000 to $463,000, as well as a total of approximately $195,000 representing the unguaranteed portions of seven SBA loans. Installment loan charge-offs represented $26,000 of the total gross amount.

Net loan charge-offs in 2001 at .33% of average net loans outstanding, were down from .35% in 2000. Gross charge-offs decreased $57,000 to $984,000 for year ended December 31, 2001 compared to 2000. Charge-offs in 2001 consisted primarily of commercial loans ranging in size from $4,000 to $165,000, as well as a total of approximately $128,000 representing the unguaranteed portions of six SBA loans. Installment loan charge-offs represented $42,000 of the total gross amount.

The allowance for loan losses was 1.33% of total loans at December 31, 2002 compared to 1.47% at December 31, 2001. The decrease was due to the decline in the allowance for loan losses required for rated and impaired loans. Despite the increase in the total of impaired loans, the allocated reserves for these loans declined as of December 31, 2002 as a result management's analysis of additional collateral securing the impaired loans compared to the amount of collateral on impaired loans at the end of 2001. Despite the lack of need for additional reserve, management did increase the unallocated reserve to $282,000 at December 31, 2002 from $200,000 in the previous year to ensure that reserves were sufficient to support the continued softening in the economy that increased overall credit risk. The determination of the allowance for loan losses rests upon management's judgment about factors affecting loan quality, assumptions about the economy, and other factors; however, management's judgment is based upon a number of assumptions, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for five years ending December 31, 2002.
	Years Ended December 31,
(Dollars in thousands)	2002	2001	2000	1999	1998

Allowance for loan losses at beginning of year	$3,234	$3,141	$2,525	$2,336	$1,468
Charge-offs:
Commercial, financial, and agricultural	1,050	737	952	601	174
Real estate	--	204	80	319	714
Installment loans to individuals	26	42	9	45	63

Total	1,076	983	1,041	965	951

Recoveries:
Commercial, financial, and agricultural	77	143	263	79	419
Real estate	70	168	114	156	105
Installment loans to individuals	--	10	30	20	27

Total	147	321	407	255	551

Net charge-offs	929	662	634	710	400
Provision for loan losses	1,130	755	1,250	899	455
Loan loss allowance of acquired bank	--	--	--	--	813

Allowance for loan losses at end of year	$3,435	$3,234	$3,141	$2,525	$2,336

Allowance for loan losses to average loans outstanding	1.42%	1.60%	1.75%	1.67%	2.03%
Allowance for loan losses to net charge offs	3.7x	4.9x	5.0x	3.6x	5.8x

The amounts and percentages of such components of the allowance for loan losses at December 31, 2002 and 2001, and the percentage of loans in each category to total loans are presented in the table below.
	2002			2001
	Allowance		% of	Allowance		% of
(Dollars in thousands)	$	(%)	Loans	$	(%)	Loans

Commercial, financial, and agricultural	$ 860	25%	25%	$1,170	36%	27%
Real estate	2,276	66%	74%	1,830	57%	72%
Installment loans to individuals	17	1%	1%	34	1%	1%
Unallocated	282	8%	--	200	6%	--

Total	$3,435	100%	100%	$3,234	100%	100%

Non-performing Assets

As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 2002, 2001, and 2000, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $30,000, $99,000, and $31,000, respectively.

Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired by foreclosure. The Company's non-performing assets as a percentage of total loans and other real estate were .21% at December 31, 2001 as compared to 1.06% at the end of the prior year. At December 31, 2002, the Company had three non-accrual loans totaling $865,000 consisting of conventional commercial loan secured by business assets, a conventional commercial loan secured by real estate and a SBA loan fully guaranteed by the SBA. Additionally, there was one parcel of real estate owned at December 31, 2001 totaling $141,000 due to a foreclosure on a commercial loan. This property is currently listed for sale. At December 31, 2001, the Company had one non-accrual loan of $463,000 representing a conventional commercial loan secured by business assets. There was no other real estate owned at December 31, 2001. There were no loans past due 90 days or more as to principal or interest payments and still accruing at either December 31, 2002 or 2001.

The following table presents an analysis of the Company's non-performing assets as of December 31, 2002 and 2001.
	December 31,
(Dollars in thousands)	2002	2001

Loans on non-accrual	$ 865	$463
Other real estate owned	141	--

Total non-performing assets	$1,006	$463

Total non-performing assets
as a percentage of total loans
and other real estate	.39%	.21%

Impaired loans are defined as those loans as to which management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 2002 and 2001, the Company had loans totaling $856,000 and $463,000, respectively that were considered impaired. Impaired loans at year-end 2002 and 2001 included all non-accrual loans. In the allowance for loan losses at the end of 2002 and 2001, the Company specifically allocated $80,000 and $313,000, respectively, for these loans.

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

At December 31, 2002, the Company's net loan to deposit ratio was 80% compared to a ratio of 73% at December 31, 2001, a result of the loan growth in 2002 that outpaced deposit growth. Additional wholesale funding was utilized in 2002 to fund some of the loan growth. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available.

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

The Bank has several funding sources on which to draw should liquidity needs warrant. Federal funds lines with various correspondent financial institutions totaled $13 million at December 31, 2002. In January 2003, an additional $5 million federal funds line was obtained from another institution. There are restrictions as to the number of consecutive days under which funds can be purchased, and these restrictions are closely monitored for adherence. The Federal Home Loan Bank ("FHLB") is another available source for funding, provided the Company has sufficient assets, investment securities or loans, for collateral. The total line with the FHLB at December 31, 2002 was $57,480,000. Of this total, Summit had outstanding advances totaling $20 million. Other wholesale funding used in late 2002 included short-term repurchase agreements with correspondent institutions totaling approximately $10 million collateralized with U.S. agency securities. Additional funding sources include institutional time deposits, typically of $100,000 increments. From time to time, the Bank also places bids on State of Georgia, Office of Treasury and Fiscal Services time deposits. While these funds also require collateral above the limits of FDIC insurance, the rates have typically been attractive to the Bank and the cost competitive considering the multi-million dollar funding source. Coupled with ongoing loan growth, the Bank may have additional liquidity needs, and management has considered these other sources to meet those needs.

The Company's interest rate sensitivity position at December 31, 2002 is presented in the table below.
Assets and liabilities repricing within
	3 Months	4 to 6	7 to 12	1-5	Over 5
(Dollars in thousands)	or Less	Months	Months	Years	Years	Total

Interest-earning assets:
Loans	$168,670	$1,465	$2,938	$67,782	$17,868	$258,723
Investment securities	10,638	21,203	21,125	26,844	31,484	111,294
Interest-bearing deposits
with other banks	740	--	--	--	--	740

Total interest-earning assets	$180,048	$22,668	$24,063	$94,626	$49,352	$370,757

Interest-bearing liabilities:
Deposits	$68,437	$33,743	$54,664	$86,369	$70	$243,283
Federal Home Loan Bank advances	15,000	--	--	5,000	--	20,000
Other borrowed funds	30,725	--	--	--	--	30,725

Total interest-bearing liabilities	114,162	33,743	54,664	91,369	70	294,008

Interest sensitivity gap	65,886	(11,075)	(30,601)	3,257	49,282	76,749

Cumulative interest sensitivity gap	$65,886	$54,811	$24,210	$27,467	$76,749	$76,749

Cumulative sensitivity ratio (Cumulative
interest-earning assets/cumulative
Interest-bearing liabilities)	1.58	1.37	1.12	1.09	1.26	1.26

The Company is asset sensitive, comparing its interest-earning assets to interest-bearing liabilities through the next twelve months. This suggests that the Company's net interest income could be negatively impacted by further decreases in market rates. In light of the current low-rate environment, which is at levels unseen in over 40 years, management has positioned the balance sheet of the Bank to benefit from an eventual upward trend in interest rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all interest-bearing demand and savings deposits are considered not highly volatile and are, therefore, classified with 50% of the balances in the one-year or less periods and 50% in the over-one-year periods. Time deposits are presented based on their contractual terms. The Company's policy is to maintain its one-year gap position in the .8 to 1.2 range. The one-year gap reflected by the interest rate sensitivity table is 1.12, indicating adherence to Company policy. Management closely monitors the Company's position, and, if rates should change in either direction, management will take steps to reposition its interest-earning assets and interest-bearing liabilities to minimize the impact of gap exposure. In late 2001, as rates declined, management entered into interest rate swap agreements in order to partially protect earnings from additional rate declines. By receiving a fixed rate of interest for a term of three to four years and paying a floating rate, the Bank was able to more closely match assets and liabilities repricing within one year. These interest rate swap agreements, although one of the positions was terminated in the third quarter of 2002, have been very beneficial to the Bank's net interest income since implemented in November 2001.

Commitments and Contractual Obligations

In addition to the Company's contractual obligations such as deposits, FHLB advances and other borrowed funds, the Company has commitments to its customers under lines of credit. The total of these commitments at December 31, 2002 was approximately $25 million. The lines include conventional revolving lines of credit that consist of commercial working capital lines that renew annually. Commitments also include annually renewing international lines for letters of credit availability. There are commitments under non-revolving lines of credit that are used by customers for specific purposes, as well as various types of consumer lines of credit. These include lines secured by mortgages on residential real estate and unsecured revolving credit lines. Although management regularly monitors the balance of outstanding commitments to ensure funding availability, should the need arise, historical records indicate that the total of outstanding commitments is a very consistent amount, and the risk of all customers fully drawing on all these lines at the same time is remote.

The table on the next page is a summary of the Company's commitments to extend credit, commitments under contractual leases, as well as the Company's contractual obligations, consisting of deposits, FHLB advances and borrowed funds, by contractual maturity date.
	2003	2004	2005	2006	2007	Thereafter

Demand and savings deposits	$150,260	$--	$--	$--	$--	$--
Time deposits	118,790	11,036	16,229	9,084	11,957	70
Federal Home Loan Bank
advances	15,000	--	5,000	--	--	--
Other borrowed funds	30,725	--	--	--	--	--
Commitments to customers
under lines of credit	24,763	--	--	--	--	--
Commitments under lease
agreements	810	829	820	669	565	572

	$340,348	$11,865	$22,049	$9,753	$12,522	$642

Investment Portfolio

The following table presents maturity distribution and yields of investment securities available for sale.

December 31, 2002				December 31, 2001
			Year-end
	Amortized	Fair	Weighted	Amortized	Fair
(Dollars in thousands)	Cost	Value	Avg. Yield	Cost	Value

U.S. Government Agencies
One year or less	$--	$--	--	$--	$--
Over one through five years	58,745	59,889	4.05%	23,932	24,184
Over five years	5,102	5,234	5.88%	8,399	8,288

Total U.S. Government Agencies	63,847	65,123	4.20%	32,331	32,472

Mortgage-Backed Securities
One year or less	139	140	5.36%	--	--
Over one through five years	1,366	1,397	4.05%	2,867	2,843
Over five through ten years	5,693	5,924	6.09%	5,827	5,905
Over ten years	22,508	23,721	6.65%	32,068	32,433

Total mortgage-backed securities	29,706	31,182	6.40%	40,762	41,181

Tax-Exempt Municipal Securities
Over five through ten years	1,000	1,046	4.20%	1,000	981
Over ten years	1,570	1,596	4.67%	1,569	1,484

Total tax-exempt municipal securities	2,570	2,642	4.49%	2,569	2,465

Other Investments
Over ten years	--	--	--	900	902

Total other investments	--	--	--	900	902

Total investment securities
available for sale	$96,123	$98,947	4.89%	$76,562	$77,020

The following table presents maturity distribution and yields of investment securities held to maturity.
	December 31, 2002			December 31, 2001
			Year-end
	Amortized	Fair	Weighted	Amortized	Fair
(Dollars in thousands)	Cost	Value	Avg. Yield	Cost	Value

Mortgage-Backed Securities
Over ten years	$1,026	$1,061	6.61%	$1,035	$1,042

Total mortgage-backed securities	1,026	1,061	6.61%	1,035	1,042

Tax-Exempt Municipal Securities
Over five through ten years	2,126	2,131	4.18%	1,940	1,927
Over ten years	9,195	9,399	4.95%	8,584	8,270

Total tax-exempt municipal securities	11,321	11,530	4.80%	10,524	10,197

Total investment securities held to maturity	$12,347	$12,591	4.95%	$11,559	$11,239

Deposits
The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 2002 and 2001.

		2002		2001
		Average	Average	Average	Average
(Dollars in thousands)		Amount	Rate	Amount	Rate

Noninterest-bearing deposits		$ 66,875	--%	$ 63,389	--%
Interest-bearing deposits:
NOW accounts		16,493.42%		15,010	1.18%
Money market accounts		46,814	1.30%	28,441	2.55%
Savings deposits		10,740.70%		9,986	1.90%
Other time deposits		166,867	3.83%	162,574	5.63%

Total		$307,789	2.97%	$279,400	3.67%

The following table presents the maturity of the Company's time deposits at December 31, 2002.
	Time	Time
	Deposits of	Deposits
	$100,000	Less Than
(In thousands)	and Greater	$100,000	Total

Months to Maturity:
3 or less	$29,919	$25,578	$ 55,497
Over 3 through 6	10,395	17,259	27,654
Over 6 through 12	11,906	23,749	35,655
Over 12	31,499	16,861	48,360

Total	$83,719	$83,447	$167,166

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

The table on the next page presents the contractual balances and the estimated fair value of the Company's financial instruments at their expected maturity dates as of December 31, 2002. The expected maturity categories for investment securities take into consideration historical prepayment experience, as well as management's expectations based on the interest rate environment as of December 31, 2002. For core deposits without contractual maturity (i.e., interest-bearing checking, savings, and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2002.
	Expected Maturity Date
(Dollars in thousands)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Assets
Investment Securities
Fixed rate	$ 41,382	$ 13,122	$ 6,402	$ 6,397	$ 88	$ 42,401	$109,792	$110,036
Average interest rate	4.03%	4.81%	3.30%	5.52%	6.90%	5.92%	4.90%
Variable rate	--	--	--	--	117	1,385	1,502	1,502
Average interest rate	--	--	--	--	4.48%	5.99%	5.87%
Loans
Fixed rate	5,293	6,043	12,914	17,933	23,225	8,894	74,302	75,559
Average interest rate	8.34%	8.22%	7.64%	7.41%	7.34%	7.11%	7.52%
Variable rate	33,229	9,516	10,034	9,137	18,396	104,109	184,421	185,505
Average interest rate	5.35%	5.51%	5.19%	5.68%	5.72%	5.81%	5.66%
Interest-bearing deposits
in other banks
Variable rate	740	--	--	--	--	--	740	740
Average interest rate	.21%	--	--	--	--	--	.21%
Liabilities
Interest-bearing deposits
and savings	38,059	12,686	12,686	12,686	--	--	76,117	76,117
Average interest rate	.67%	.67%	.67%	.67%	--	--	.67%
Time Deposits
Fixed rate	118,787	11,037	16,229	9,084	11,958	71	167,166	171,154
Average interest rate	2.92%	4.57%	6.81%	6.19%	4.71%	4.84%	3.83%
Variable Rate Short-term
borrowings	40,725	--	--	--	--	--	40,725	40,740
Average interest rate	1.45%	--	--	--	--	--	1.45%
Variable Rate Long-term
borrowings	5,000	--	5,000	--	--	--	10,000	10,000
Average interest rate	6.43%	--	5.69%	--	--	--	6.06%

Capital Adequacy

There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, Tier 1 capital to risk-weighted assets and Tier 1 leverage ratios of 4%. As of December 31, 2002, the Bank exceeded all required levels of capital, and was considered well-capitalized by regulatory standards. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 10.0%; its risk-based ratio of total capital to risk-weighted assets was 11.3%; and its Tier 1 leverage ratio was 6.9%.

Inflation

Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. The Company has been able to maintain an adequate level of equity, as previously mentioned, and, though inflation has not been a material factor during the last five years, management will address any future effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management processes, and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

Business Segment Information

During the past fourteen years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires companies to account for all business combinations using the purchase method of accounting and to recognize intangible assets if certain criteria are met, as well as provide detail disclosures regarding business combinations and allocation of the purchase price. Since the Company has not initiated any business combinations during 2001 or 2002, this pronouncement has not impacted the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 31, 2001. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. SFAS No. 145 requires that in certain circumstances previous items classified as extraordinary that do not meet the criteria in APB Opinion No. 30 must be reclassified. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management does not expect the adoption of SFAS No. 145 to have a material effect on the Company's financial condition or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 14 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. Management does not anticipate that SFAS No. 146 will have a material impact on the Company's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17, When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, SFAS No. 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS No. 147's transition provisions require affected institutions to reclassify their SFAS No. 72 goodwill as SFAS No. 142 goodwill as of the date the Company initially applied SFAS No. 142 in its entirety. The adoption of SFAS No. 147 did not have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective after December 15, 2002. Management does not anticipate that the adoption of FIN 45 will have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46). FIN 46 establishes the criteria for consolidating variable interest entities. We are currently evaluating FIN 46, which is effective for fiscal years or interim periods beginning after June 15, 2003, to variable entities that were acquired before February 1, 2003. Management does not anticipate that the adoption of FIN 46 will have a material impact on the Company's financial condition or results of operations.

Consolidated Balance Sheets
	December 31,
(In thousands, except share and per share amounts)	2002	2001

Assets
Cash and due from banks (note 9)	$ 16,058	$ 15,314
Interest-bearing deposits with other banks	740	553
Investment securities available for sale (note 2)	98,947	77,020
Investment securities held to maturity (estimated fair value of
$12,591 and $11,239 in 2002 and 2001, respectively) -- (note 3)	12,347	11,559
Other investments (note 4)	1,630	1,630
Loans, net of unearned income of $1,053 and
$1,162 in 2002 and 2001, respectively	249,246	207,637
Loans held for sale	9,477	12,107
Less allowance for loan losses	(3,435)	(3,234)

Net loans (note 6)	255,288	216,510

Premises and equipment, net (note 7)	3,404	3,426
Customers' acceptance liability	1,646	2,117
Deferred income taxes (note 13)	681	2,064
Goodwill, net	1,530	1,530
Bank owned life insurance	6,605	6,172
Other real estate owned	141	--
Other assets (note 8)	3,843	3,548

Total assets	$402,860	$341,443

Liabilities and Stockholders' Equity
Liabilities:
Deposits (note 10):
Noninterest-bearing demand	$ 74,143	$ 66,942
Interest-bearing:
Demand	65,424	54,932
Savings	10,693	9,899
Time, $100,000 and over	83,719	70,654
Other time	83,447	92,497

Total deposits	317,426	294,924
Acceptances outstanding	1,646	2,117
Federal Home Loan Bank advances (note 12)	20,000	10,000
Other borrowed funds (note 11)	30,725	5,466
Other liabilities	1,887	1,540

Total liabilities	371,684	314,047

Stockholders' equity (note 15):
Common stock, $0.01 par value. Authorized 100,000,000 shares;
issued and outstanding 3,768,429 shares in 2002;
issued and outstanding 3,810,538 shares in 2001	39	40
Additional paid-in capital	17,276	18,228
Accumulated other comprehensive income	2,366	265
Retained earnings	11,495	8,863

Total stockholders' equity	31,176	27,396
Commitments and contingencies (note 14)

Total liabilities and stockholders' equity	$402,860	$341,443

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
	Years ended December 31,
(In thousands, except share and per share amounts)	2002	2001	2000

Interest income:
Loans, including fees	$ 16,765	$ 17,769	$ 18,701
Federal funds sold	68	482	281
Interest-bearing deposits with other banks	8	11	18
Taxable securities	4,348	4,732	4,144
Tax-exempt securities	635	454	116
Other investments	77	91	87

Total interest income	21,901	23,539	23,347

Interest expense:
Time deposits, $100,000 and over	3,136	4,036	3,106
Other deposits	4,011	6,214	4,670
Federal Home Loan Bank advances	724	604	809
Short-term borrowings	228	220	493

Total interest expense	8,099	11,074	9,078

Net interest income	13,802	12,465	14,269
Provision for loan losses (note 6)	1,130	755	1,250

Net interest income after provision for loan losses	12,672	11,710	13,019

Noninterest income:
Fees for international trade finance services	1,073	1,166	1,417
Overdraft charges	860	609	611
Service charge income	756	571	543
Income from bank-owned life insurance	433	72	--
Unrealized gain (loss) on interest rate swaps (note 5)	380	(275)	--
Net gain (loss) on sales of securities available for sale (note 2)	255	247	(128)
SBA loan servicing fees	97	144	187
Gain on termination of interest rate swap (note 5)	95	--	--
Gains on sales of loans	--	--	99
Other	1,074	650	801

Total noninterest income	5,023	3,184	3,530

Noninterest expenses:
Salaries and employee benefits (note 16)	6,308	5,473	5,512
Equipment	828	893	687
Net occupancy	956	980	846
Other (note 20)	3,716	3,656	3,647

Total noninterest expenses	11,808	11,002	10,692

Income before income taxes	5,887	3,892	5,857
Income tax expense (note 13)	1,743	1,280	2,070

Net income	$ 4,144	$ 2,612	$ 3,787

Net income per share -- basic	$ 1.10	$ 0.67	$ 0.96
Net income per share -- diluted	$ 1.10	$ 0.67	$ 0.96
Weighted average number of common shares outstanding	3,757,936	3,936,910	3,967,222
Weighted average number of common and common
equivalent shares outstanding	3,764,405	3,936,910	3,967,222

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(In thousands except share and per share amounts)		Years ended December 31, 2002, 2001, and 2000

					Accumulated
				Additional	Other		Total
	Comprehensive	Common Stock		Paid-In	Comprehensive	Retained	Stockholders'
	Income	Shares	Amount	Capital	Income (Loss)	Earnings	Equity

Balances, December 31, 1999		3,860,710	$ 40	$18,970	$(1,295)	$ 5,072	$22,787
Comprehensive income:
Net income	$3,787	--	--	--	--	3,787	3,787
Net unrealized gains on investment
securities available for sale, net of
tax effect and reclassification
adjustment (note 21)	666	--	--	--	666	--	666
Total comprehensive income	$4,453
Issuance of common stock		3,515	--	57	--	--	57
Repurchase of common stock		(9,600)	--	(154)	--	--	(154)
Cash dividends declared, $0.36 per share		--	--	--	--	(1,192)	(1,192)

Balances, December 31, 2000		3,854,625	40	18,873	(629)	7,667	25,951
Comprehensive income:
Net income	$2,612	--	--	--	--	2,612	2,612
Net unrealized gains on investment
securities available for sale, net of
tax effect and reclassification
adjustment (note 21)	894	--	--	--	894	--	894
Total comprehensive income	$3,506
Repurchase of common stock		(44,087)	--	(645)	--	--	(645)
Cash dividends declared, $0.36 per share		--	--	--	--	(1,416)	(1,416)

Balances, December 31, 2001		3,810,538	40	18,228	265	8,863	27,396
Comprehensive income:
Net income	$4,144	--	--	--	--	4,144	4,144
Net unrealized gains on investment
securities available for sale, net of
tax effect and reclassification
adjustment (note 21)	1,460	--	--	--	1,460	--	1,460
Net unrealized gains on interest
rate swap agreement	641	--	--	--	641	--	641
Total comprehensive income	$6,245
Issuance of common stock		27,625	--	233	--	--	233
Repurchase of common stock		(69,734)	(1)	(1,185)	--	--	(1,186)
Cash dividends declared, $0.40 per share		--	--	--	--	(1,512)	(1,512)

Balances, December 31, 2002		3,768,429	$ 39	$17,276	$ 2,366	$11,495	$31,176

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, (In thousands)	2002	2001	2000

Cash flows from operating activities:
Net income	$ 4,144	$ 2,612	$ 3,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	628	716	487
Deferred tax expense (benefit)	213	(171)	(306)
Net amortization of premiums/discounts on investment securities	354	271	244
Amortization of servicing assets	259	274	280
Amortization of goodwill	--	92	86
Unrealized (gain) loss on interest rate swap	(296)	275	--
Gain on termination of interest rate swap	(95)	--	--
Earnings from bank-owned life insurance	(433)	(72)	--
Provision for loan losses	1,130	755	1,250
Gains on sales of loans	--	--	(99)
Proceeds from sales of loans	--	--	1,691
Net (gains) losses on sales of investment securities	(255)	(247)	128
Losses on disposal of other real estate	--	52	--
Changes in other assets and liabilities:
Net decrease (increase) in loans held for sale	2,630	(6,325)	(2,207)
Decrease (increase) in other assets	742	(292)	(485)
Increase (decrease) in other liabilities	347	(365)	(510)

Net cash provided by (used in) operating activities	9,368	(2,425)	4,346

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	18,517	9,209	9,973
Purchases of investment securities available for sale and other investments	(69,263)	(60,134)	(10,865)
Purchases of investment securities held to maturity	(428)	(11,909)	--
Proceeds from maturities of investment securities available for sale	19,218	27,250	6,500
Principal collections on investment securities available for sale	11,499	6,179	6,159
Principal collections on investment securities held to maturity	9	7	--
Loans made to customers, net of principal collected on loans	(42,679)	(24,527)	(22,654)
Purchases of premises and equipment and leasehold improvements	(606)	(895)	(802)
Proceeds from sale of other real estate	--	1,395	--
Proceeds from sale of premises and equipment and leasehold improvements	--	--	824
Purchase of bank-owned life insurance	--	(6,100)	--

Net cash used in investing activities	(63,733)	(59,525)	(10,865)

Cash flows from financing activities:
Net increase in demand and savings deposits	18,487	18,519	6,338
Net increase (decrease) in time deposits	4,015	37,131	(5)
Proceeds from Federal Home Loan Bank advances	10,000	--	--
Net increase (decrease) in other borrowed funds	25,259	657	(6,562)
Issuance of common stock	233	4	57
Repurchase of common stock	(1,186)	(645)	(154)
Dividends paid	(1,512)	(1,419)	(1,192)

Net cash provided by (used in) financing activities	55,296	54,247	(1,518)

Net increase (decrease) in cash and cash equivalents	931	(7,703)	(8,037)
Cash and cash equivalents at beginning of year	15,867	23,570	31,607

Cash and cash equivalents at end of year	$ 16,798	$ 15,867	$ 23,570

Supplemental disclosures of cash paid during the year:
Interest	$ 8,060	$ 11,045	$ 9,202
Income taxes	1,652	1,189	2,745
Supplemental disclosures of noncash investing activities:
Transfer of branch building to other real estate	$ --	$ --	$ 595
Transfer of foreclosed loans to other real estate	141	800	--

See accompanying notes to consolidated financial statements.

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

(c) Basis of Presentation

The consolidated financial statements include the accounts of Summit Bank Corporation and its subsidiaries, after elimination of all significant intercompany balances and transactions.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by real estate in the metropolitan Atlanta, Georgia and San Jose, California areas. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits with other banks with original maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

(e) Investment Securities

The Company classifies its investment securities into one of three categories: available for sale, held to maturity, or trading. Investment securities at December 31, 2002 and 2001 consist of obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities.

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

Loans held for sale are stated at the lower of aggregate cost or fair value with fair value determined on the basis of relevant delivery prices in the secondary market. Gains or losses on disposition are recorded in noninterest income, based on the net proceeds received and the recorded investment in the loan sold. For sales of the SBA guaranteed portion of loans, the basis in the portion of the loan sold is determined by allocating a portion of the loan carrying value to the portion sold based on its fair value relative to the fair values of the portion of the loan retained and the related servicing asset, if any.

Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

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

(g) Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is not probable. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate, determined through use of its allowance for loan losses methodology, to absorb losses on existing loans. The allowance is established through consideration of such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, the underlying value of the collateral, and current economic conditions that may affect the borrowers' ability to pay.

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

(i) Other Real Estate

Other real estate, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost (carrying value at date of foreclosure) or fair value less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. Subsequent write-downs are charged to operations. Gains recognized on the disposition of the properties are recorded in noninterest income.

Costs of improvements to other real estate are capitalized, while costs associated with holding other real estate are charged to operations.

(j) Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a derivative trading instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

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

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

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

(l) Loan Servicing Assets

When the Company sells the guaranteed portions of SBA loans, the servicing is generally retained. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. The servicing asset is initially recorded based on its fair value relative to the fair values of the portions of the loan sold and retained. The servicing asset, included in other assets, is amortized on a method which approximates a level yield over the estimated life of the serviced loans considering assumed prepayment patterns.

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

(m) Goodwill

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairments of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets. The provisions of SFAS No. 142 were required to be applied starting with fiscal year beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in financial statements at the date of adoption.

In accordance with the provisions of SFAS No. 142, the Company tested its goodwill for impairment. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company completed the test for goodwill impairment as required under SFAS No. 142 during the second quarter of 2002 and determined that the goodwill recorded as of January 1, 2002 was not impaired. The Company evaluates goodwill for impairment annually.

At December 31, 2002 and 2001, the Company had net unamortized goodwill of approximately $1,530,000. The Company recorded amortization of approximately $92,000 and $86,000 for the years ended December 31, 2001 and 2000, respectively. The following is a summary of net income and net income per share for the years ended December 31, 2001 and 2000 excluding goodwill amortization expense.
	2001	2000

Reported net income	$2,612,000	$3,787,000
Add back goodwill amortization	92,000	86,000

Adjusted net income	$2,704,000	$3,873,000

Basic net income per share:
Reported net income	$0.67	$0.96
Add back goodwill amortization	0.02	0.02

Adjusted net income	$0.69	$0.98

Diluted net income per share:
Reported net income	$0.67	$0.96
Add back goodwill amortization	0.02	0.02

Adjusted net income	$0.69	$0.98

(n) Net Income Per Share

Basic net income per share excludes dilution and is computed by dividing net income by weighted average shares outstanding. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus potential common stock resulting from dilutive stock options.

(o) Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in the interim financial information.

The Company applies the APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost determined under SFAS No. 123 would have reduced net income and income per share for the year ended December 31, 2001 to the pro forma amounts indicated below:
Net income	$2,612,000
Deduct: Total stock-based compensation
expense determined under fair value based
method, net of related tax effect	(10,000)

Pro forma net income	$2,602,000

Net income per common share:
Basic and diluted:
As reported	$0.67

Pro forma	$0.66

Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the years ended December 31, 2002 and 2000.

(p) Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires companies to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and allocation of purchase price. Because the Bank has not initiated any business combinations since the effective date of SFAS No. 141, this pronouncement has not impacted the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 31, 2001. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. SFAS No. 145 requires that in certain circumstances previous items classified as extraordinary that do not meet the criteria in APB Opinion 30 must be reclassified. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial condition or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. Management does not anticipate that SFAS No. 146 will have a material impact on the Company's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 removes financial acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17, When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, SFAS No. 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS No. 147's transition provisions require affected institutions to reclassify their SFAS No. 72 goodwill as SFAS No. 142 goodwill as of the date the Company initially applied SFAS No. 142 in its entirety. The adoption of SFAS No. 147 did not have a material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective after December 15, 2002. FIN 45 is not expected to have a material effect on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46). FIN 46 establishes the criteria for consolidating variable interest entities. FIN 46 is effective for fiscal years or interim periods beginning after June 15, 2003, to variable entities that were acquired before February 1, 2003. FIN 46 is not expected to have a material effect on the Company's financial condition or results of operations.

(2) Investment Securities Available for Sale

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities available for sale are as follows:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value

December 31, 2002:
Obligations of
U.S. Government
agencies	$63,847	$1,276	$--	$65,123
Tax-exempt municipal
securities	2,570	74	2	2,642
Mortgage-backed securities	29,706	1,507	31	31,182

Total	$96,123	$2,857	$33	$98,947

December 31, 2001:
Obligations of
U.S. Government
agencies	$32,331	$369	$228	$32,472
Tax-exempt municipal
securities	2,569	--	105	2,464
Mortgage-backed
securities	40,762	526	106	41,182
Other investments	900	2	--	902

Total	$76,562	$897	$439	$77,020

Proceeds from the sales of investment securities available for sale during 2002, 2001, and 2000 were $18,517,000, $9,209,000, and $9,973,000, respectively. Gross gains of $283,000, $267,000, and $0, and gross losses of $28,000, $-0-, and $128,000, were realized on those sales in 2002, 2001, and 2000, respectively.

Investment securities available for sale with aggregate carrying amounts of approximately $60,268,000 and $34,216,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and estimated fair values of investment securities available for sale at December 31, 2002, by contractual maturity, are shown on the next page. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized	Estimated
(In thousands)	Cost	Fair Value

Due after one year through five years	$58,745	$59,889
Due after five years through ten years	6,102	6,280
Due after ten years	1,570	1,596
Mortgage-backed securities	29,706	31,182

Total	$96,123	$98,947

(3) Investment Securities Held to Maturity

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities held to maturity at December 31, 2002 and 2001 are as follows:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value

December 31, 2002:
Tax-exempt municipal
securities	$11,321	$230	$22	$11,530
Mortgage-backed
securities	1,026	35	--	1,061

Total	$12,347	$265	$22	12,591

December 31, 2001:
Tax-exempt municipal
securities	$10,524	$--	$327	$10,197
Mortgage-backed
securities	1,035	7	--	1,042

Total	$11,559	$7	$327	$11,239

The amortized costs and estimated fair values of investment securities held to maturity at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized	Estimated
(In thousands)	Cost	Fair Value

Due after five years through ten years	$ 2,126	$ 2,131
Due after ten years	9,195	9,399
Mortgage-backed securities	1,026	1,061

Total	$12,347	$12,591

(4) Other Investments

Other investments at December 31, 2002 and 2001 are summarized as follows:
(In thousands)	2002	2001

Federal Home Loan Bank stock	$1,000	$1,000
Federal Reserve Bank stock	387	387
Lenders for Community Development
common stock	243	243

Total	$1,630	$1,630

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

During the year ended December 31, 2001, the Company entered into two interest rate swap agreements. A variable rate interest rate swap with a notional amount of $5,000,000 was designated as a hedge against the change in fair value of $5,000,000 of fixed rate FHLB advances. The interest rate swap had the effect of changing the fixed rate debt obligation to variable rate cash flows. As the interest rate swap qualified as a fair value hedge, the Company marked both the interest rate swap and the FHLB advance to fair value. Interest expense for the year ended December 31, 2001 includes $3,000 in net gains representing fair value hedge ineffectiveness arising from differences between the critical terms of the interest rate swap and the hedged debt obligation. During June 2002, the hedge was determined to be ineffective and an $84,000 unrealized gain was recorded in the income statement representing the change in fair value of the interest swap. In August 2002, the Company terminated the interest rate swap agreement and recorded a realized gain of $95,000.

A fixed rate interest rate swap with a notional amount of $25,000,000 was entered into to reduce the interest rate risk on certain variable rate loans. The interest rate swap had the effect of changing the variable rate cash flow exposure on a portion of the loan portfolio to fixed rate cash flows. At the date of inception of the swap it was designated as a trading instrument and as a result any fluctuations in fair value of the interest rate swap was recorded in earnings. In January 2002, the Company designated the interest swap as a hedge of certain variable cash flows resulting in future changes in fair value being recorded in accumulated other comprehensive income. During 2002, the Company recorded a $296,000 unrealized gain in the income statement prior to the interest rate swap being designated as a hedge, and a $641,000 unrealized gain, net of income taxes, in accumulated other comprehensive income subsequent to the designation. For the year ended December 31, 2001, the Company recorded an unrealized loss of $275,000 in the income statement due to the change in fair value of the interest rate swap.

The outstanding contracts at December 31, 2002 and 2001 are as follows:
	Notional	Rate	Rate	Maturity	Fair
(Amounts in thousands)	Amount	Paid	Received	Date	Value

December 31, 2002:
Fixed rate swap -- prime	$25,000	4.35%	6.43%	November 2004	$926
December 31, 2001:
Fixed rate swap -- prime	25,000	4.75%	6.43%	November 2004	(275)
Variable rate swap -- prime	5,000	5.00%	7.25%	May 2005	36

	$30,000				$(239)

(6) Loans

A summary of loans at December 31, 2002 and 2001 is as follows:
(In thousands)	2002	2001

Commercial, financial, and agricultural	$ 56,149	$ 47,564
Real estate -- construction	3,531	1,526
Real estate -- mortgage	189,318	156,998
Installment loans to individuals	1,301	2,711
Less unearned income	(1,053)	(1,162)
Loans, net of unearned income	249,246	207,637
Loans held for sale -- SBA	9,477	12,107
Less allowance for loan losses	(3,435)	(3,234)

Net loans	$255,288	$216,510

Activity in the allowance for loan losses for the years ended December 31, 2002, 2001, and 2000 was as follows:
(In thousands)	2002	2001	2000

Balance, beginning of year	$ 3,234	$3,141	$ 2,525
Provision for loan losses	1,130	755	1,250
Loans charged off	(1,076)	(983)	(1,041)
Recoveries	147	321	407

Balance, end of year	$ 3,435	$3,234	$ 3,141

Impaired loans and related amounts included in the allowance for loan losses at December 31, 2002 and 2001 are as follows:
	2002		2001
(In thousands)	Balance	Allowance	Balance	Allowance

Impaired loans, with
a related allowance	$320	$80	$463	$313
Impaired loans,
without allowance	545	--	--	--

The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $153,000 at December 31, 2002 did not have a related allowance because these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 2002, 2001, and 2000 was $534,000, $1,052,000, and $844,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2002, 2001, and 2000 was approximately $29,000, $125,000, and $132,000, respectively.

Nonaccrual loans amounted to approximately $865,000 and $463,000 at December 31, 2002 and 2001, respectively. Interest income on nonaccrual loans at December 31, 2002, 2001, and 2000, which would have been reported on an accrual basis in 2002, 2001, and 2000, amounted to approximately $30,000, $99,000, and $31,000, respectively.

At December 31, 2002 and 2001, the Company was servicing loans for others with aggregate principal balances of approximately $24,953,000 and $31,419,000, respectively.

(7) Premises and Equipment

Premises and equipment at December 31, 2002 and 2001 consisted of the following:
(In thousands)	2002	2001

Land	$ 685	$ 685
Building	1,386	1,386
Other furniture and equipment	3,879	3,658
Leasehold improvements	635	618

	6,585	6,347
Less accumulated depreciation
and amortization	(3,181)	(2,921)

Premises and equipment, net	$ 3,404	$ 3,426

(8) Intangible Assets

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 2002, 2001, and 2000:
(In thousands)	2002	2001	2000

Balance at beginning of year	$ 652	$ 926	$1,129
Servicing asset additions	--	--	77
Amortization of servicing assets	(259)	(274)	(280)

Balance at end of year	$ 393	$ 652	$ 926

The results of the Company's impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 2002 and 2001.

(9) Reserve Requirements

At December 31, 2002 and 2001, the Federal Reserve Bank required that the Bank maintain a reserve balance of $4,990,000 and $4,326,000, respectively.

(10) Deposits

A summary of time deposits by maturity as of December 31, 2002 follows:
(In thousands)

Time to maturity:
One year or less	$118,790
Over one year through two years	11,036
Over two years through three years	16,229
Over three years through four years	9,084
Over four years through five years	11,957
Over five years	70

$167,166

At December 31, 2002, the Company had approximately $2,000,000 in deposits from its directors, executive officers, and principal stockholders and their affiliates.

(11) Other Borrowed Funds

During 2002 and 2001, the Company had available under a line of credit with SunTrust Bank of Atlanta approximately $3,000,000. As renewed, the line of credit bears interest at prime minus 1%, and expires August 31, 2003. The Company has pledged 4,000 shares (34% of the outstanding shares) of the Bank's common stock as collateral under this line of credit. At December 31, 2002 and 2001, the Company had no borrowings outstanding under this credit line.

Other borrowed funds at December 31, 2002 and 2001, include retail repurchase agreements totaling $11,175,000 and $4,966,000, respectively. Retail repurchase agreements principally represent overnight borrowings from commercial customers. All securities underlying these repurchase agreements were under the Bank's control. The weighted average interest rate on these repurchase agreements was 0.94% and 3.95% at December 31, 2002 and 2001, respectively. The repurchase agreements are collateralized by U.S. agency securities with an aggregate carrying value of $10,907,000 and $10,287,000 at December 31, 2002 and 2001, respectively. The maximum amount of outstanding repurchase agreements at any month-end during 2002 and 2001, respectively, was $13,005,000 and $7,558,000. The average amount of outstanding repurchase agreements for 2002 and 2001, respectively, was $9,417,000 and $6,092,000. Other borrowed funds also included two repurchase agreements with correspondent institutions totaling $10,050,000 at December 31, 2002. These repurchase agreements have a weighted average rate of 1.39% and mature in January 2003. These repurchase agreements are collateralized by U.S. agency securities approximating their advance values. Other borrowed funds at December 31, 2002 also included $9,500,000 in Federal funds purchased.

(12) Federal Home Loan Bank Advances

At December 31, 2002 and 2001, the Bank had available line of credit commitments with the Federal Home Loan Bank of Atlanta (FHLB) totaling $57,480,000, of which $20,000,000 had been advanced. An advance of $5,000,000 bears interest at a fixed rate of 6.43%, matures on February 25, 2003 and is callable on a quarterly basis. An advance of $5,000,000 bears interest at a fixed rate of 5.69%, matures on November 16, 2005 and is callable on a quarterly basis. An advance of $10,000,000 bears interest at a fixed rate of 1.97% and matures on January 30, 2003. The Bank has pledged approximately $20,800,000 in U.S. Government and mortgage-backed securities as collateral for advances under this line of credit.

(13) Income Taxes

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2002, 2001, and 2000 consists of:
(In thousands)	2002	2001	2000

Federal -- current	$1,477	$1,325	$2,098
State -- current	53	126	278
Federal -- deferred	203	(144)	(279)
State -- deferred	10	(27)	(27)

Total	$1,743	$1,280	$2,070

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2002, 2001, and 2000 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:
(In thousands)	2002	2001	2000

Computed "expected"
income tax expense	$2,002	$1,323	$1,991
Increase (decrease) resulting from:
State income taxes, net of
Federal tax benefit	42	65	166
Amortization of goodwill	--	31	29
Meals and entertainment expenses	15	15	15
Earnings on bank-owned
life insurance	(147)	(24)	--
Tax-exempt interest	(190)	(124)	(39)
Other	21	(6)	(92)

Total	$1,743	$1,280	$2,070

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 and 2001 are presented below:
(In thousands)	2002	2001

Deferred tax assets (liabilities):
Loans, principally due to allowance
for loan losses	$773	$793
Premises and equipment, principally due
to differences in depreciation	155	125
Nonaccrual interest	130	129
Other	14	15
Net Federal and State operating
loss carryforwards	3,721	3,830
Unrealized loss on interest rate swap	(8)	105
Net unrealized holding gains on
investment securities available for sale	(1,363)	(192)

Total deferred tax assets	3,422	4,805
Less valuation allowance	(2,741)	(2,741)

Deferred tax assets, net of
valuation allowance	$681	$2,064

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2002.

At December 31, 2002 and 2001, the Company had net operating loss carryforwards of approximately $10,062,000 and $10,384,000, respectively, for Federal income tax purposes and approximately $7,567,000 and $7,577,000, respectively, for state income tax purposes which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2008, with annual limitations on their utilization. Due to these limitations, certain of these net operating losses will not be used, and the Company has recorded a valuation allowance on the related deferred tax asset.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 2002, the Company had outstanding loan commitments totaling $24,763,455 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 2002, commitments under standby and commercial letters of credit and guarantees aggregated $4,700,000.

The Company has several noncancelable operating leases, primarily for banking offices, that expire over the next five years. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2002, 2001, and 2000 was approximately $815,000, $750,000, and $676,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2002 are:
(In thousands)

Year ending December 31:
2003	$ 810
2004	829
2005	820
2006	669
2007	565
Thereafter	572

Total minimum lease payments	$4,265

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

On October 30, 2002, the Company's board of directors approved a 2-for-1 stock split payable on November 18, 2002 to shareholders of record on November 13, 2002. All weighted average share and per share information in the accompanying financial statements has been restated to reflect the effect of the additional shares outstanding from the stock split. On February 5, 2001, the Company's board of directors approved a 20% stock dividend payable on February 16, 2001, to shareholders of record on February 15, 2001. An additional 329,545 shares were issued as a result of this dividend.

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

Stock option activity during the years ended December 31, 2002, 2001, and 2000 is as follows:
	2002	2001	2000

Options outstanding at
beginning of year	57,600	48,000	48,000
Options granted	--	9,600	--
Options exercised	33,600	--	--

Total	24,000	57,600	48,000

Options exercisable at
end of year	24,000	57,600	48,000

Option prices per share -- options
outstanding at end of year	$ 6.96	$ 6.97	$ 6.98

The options outstanding at December 31, 2002 had a weighted average exercise price of $6.96 and a weighted average contractual maturity of 1.75 years.

The per share weighted average fair value of stock options granted with an exercise price equal to market during 2001 was $3.18, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of five years; expected annual dividend rate of 5%; risk-free interest rate of 4.41%; and expected volatility of 31%. There were no stock options granted during 2002 and 2000. The stock options granted in January 2001 vested immediately.

The Company has a savings plan (the Savings Plan) administered under the provisions of the Internal Revenue Code Section 401(k). During 2002, 2001, and 2000, the Company and Bank made contributions totaling $71,276, $59,745, and $60,599, respectively, to the Savings Plan. The Company computes contributions based on the matching of 50% of employee contributions up to 5% of the employee's compensation.

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

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.
					Minimum to be Well
			Minimum for		Capitalized Under Prompt
			Capital		Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total capital -- risk-based (to risk-weighted assets):
Bank	$30,045	11.28%	$21,306	8.0%	$ 26,632	10.0%
Consolidated	30,604	11.49	21,310	8.0	N/A	N/A
Tier 1 capital -- risk-based (to risk-weighted assets):
Bank	26,711	10.03	10,664	4.0	15,996	6.0
Consolidated	27,242	10.23	10,666	4.0	N/A	N/A
Tier 1 capital -- leverage (to average assets):
Bank	26,711	6.91	15,433	4.0	19,291	5.0
Consolidated	27,242	7.04	15,468	4.0	N/A	N/A
As of December 31, 2001:
Total capital -- risk-based (to risk-weighted assets)
Bank	$26,896	11.71%	$18,382	8.0%	$22,980	10.0%
Consolidated	28,425	12.31	18,472	8.0	N/A	N/A
Tier 1 capital -- risk-based (to risk-weighted assets):
Bank	24,019	10.45	9,191	4.0	13,787	6.0
Consolidated	25,535	11.06	9,236	4.0	N/A	N/A
Tier 1 capital -- leverage (to average assets):
Bank	24,019	7.25	13,244	4.0	16,555	5.0
Consolidated	25,535	7.69	13,285	4.0	N/A	N/A

(18) Fair Values of Financial Instruments

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

Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 2002 and 2001 were not material.

Deposits: Fair values for fixed rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

Federal Home Loan Bank advances: The carrying value for the fixed rate Federal Home Loan Bank advances is estimated using a discounted cash flow analysis that applies interest rates currently being offered on advances of similar terms of maturity.

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

The estimated fair value of the Company's financial instruments as of December 31, 2002 and 2001 are as follows:
	2002		2001
	Carrying	Fair	Carrying	Fair
(In thousands)	Value	Value	Value	Value

Assets:
Cash and due from banks	$ 16,058	$ 16,058	$ 15,314	$ 15,314
Interest-bearing deposits in other banks	740	740	553	553
Investment securities available for sale	98,947	98,947	77,020	77,020
Investment securities held to maturity	12,347	12,591	11,559	11,239
Interest rate swaps	926	926	(239)	(239)
Other investments	1,630	1,630	1,630	1,630
Loans, net	255,288	257,629	216,510	221,764
Liabilities:
Deposits:
Noninterest-bearing	$ 74,143	$ 74,143	$ 66,942	$ 66,942
Interest-bearing demand and savings	76,117	76,117	64,831	64,831
Time deposits	167,166	171,154	163,151	166,636
Federal Home Loan Bank advances	20,000	20,015	10,000	10,332
Other borrowed funds	30,725	30,725	5,466	5,466

(19) Condensed Financial Information of Summit Bank Corporation (Parent Company Only)

Condensed Balance Sheets
	December 31,
(In thousands, except share and per share amounts)	2002	2001

Assets
Cash and due from Bank	$ 593	$ 457
Investment in the Bank, at equity	30,647	25,950
Investment securities available for sale	--	902
Investment in nonbank subsidiary	(106)	(110)
Due from nonbank subsidiary	165	210
Other assets	44	33

Total assets	$31,343	$27,442

Liabilities and Stockholders' Equity
Accrued liabilities	$ 167	$ 46
Stockholders' equity:
Common stock, $0.01 par value;
Authorized 100,000,000 shares;
issued and outstanding 3,768,429
shares in 2002; issued and
outstanding 3,810,538 shares in 2001	39	40
Additional paid-in capital	17,276	18,228
Accumulated other comprehensive income	2,366	265
Retained earnings	11,495	8,863

Total stockholders' equity	31,176	27,396

Total liabilities and stockholders' equity	$31,343	$27,442

Condensed Statements of Income
	Years ended December 31,
(in thousands)	2002	2001	2000

Income:
Interest on investment securities	$ 16	$ 64	$ 63
Other (loss) income	(18)	--	8
Dividend income received from Bank	1,725	--	5,200

Total income	1,723	64	5,271

Expense:
Interest expense	17	--	--
Operating expenses	260	345	155

Total expense	277	345	155

Income (loss) before taxes and equity
in undistributed net income
(distributions in excess of net
income) of subsidiaries	1,446	(281)	5,116
Income tax benefit	98	93	30

Income (loss) before equity in
undistributed net income
(distributions in excess of net
income) of subsidiaries	1,544	(188)	5,146
Equity in undistributed net
income (distributions in excess
of net income)of subsidiaries	2,600	2,800	(1,359)

Net income	$4,144	$2,612	$ 3,787

Condensed Statements of Cash Flows (Parent Company only)
	Years ended December 31
(In thousands)	2002	2001	2000

Cash flows from operating activities:
Net income	$4,144	$2,612	$3,787
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	1	1	--
Net losses on sales of investment securities available for sale	18	--	--
(Equity in undistributed net income) distributions in excess of	(2,600)	(2,800)	1,359
earnings of subsidiaries
Decrease (increase) in due from nonbank subsidiary	45	61	(271)
Increase in other assets	(12)	(20)	(28)
Increase (decrease) in other liabilities	121	--	(47)

Net cash provided by (used in) operating activities	1,717	(146)	4,800

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	884	--	--
Contribution to bank subsidiary	--	(1,500)	--

Net cash provided by (used in) investing activities	884	(1,500)	--

Cash flows from financing activities:
Dividends paid to shareholders	(1,512)	(1,419)	(1,192)
Issuance of common stock	233	4	57
Repurchase of common stock classified as unissued	(1,186)	(645)	(154)

Net cash used in financing activities	(2,465)	(2,060)	(1,289)

Net increase (decrease) in cash and cash equivalents	136	(3,706)	3,511
Cash and cash equivalents at beginning of year	457	4,163	652

Cash and cash equivalents at end of year	$ 593	$ 457	$4,163

Supplemental disclosure of cash paid during the year:
Income taxes	$1,652	$1,189	$2,745
Interest	$ 17	$ --	$ --

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. The Office of the Comptroller of the Currency (OCC) requires its prior approval for a bank to pay dividends in excess of the bank's net profits to date for that year combined with its retained net profits for the preceding two years. The amount of cash dividends available from the bank subsidiary for payment in 2003 is approximately $5,530,000 plus earnings in 2003, if any. At December 31, 2002, approximately $25,117,000 of the Company's investment in the bank subsidiary is restricted as to dividend payments from the bank subsidiary to the Parent Company.

(20) Supplemental Financial Data

Components of other noninterest expenses in excess of 1% of total interest and noninterest income for any of the respective years are as follows:
	Years ended December 31
(In thousands)	2002	2001	2000

Data/item processing	$438	$447	$660
Other losses	387	141	272
Other professional services	316	301	369
Legal fees	303	543	419
Postage and courier	293	293	276
Telephone	275	303	324
Marketing and community relations	237	286	215

(21) Comprehensive Income

Comprehensive income includes net income and other comprehensive income which is defined as nonowner related transactions in stockholders' equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2002, 2001, and 2000.
	Pretax	Tax (Expense)	Net of Tax
(In thousands)	Amount	Benefit	Amount

December 31, 2002:
Net unrealized holding gains on investment securities available for sale	$2,621	$(1,002)	$1,619
Net unrealized holding gain on interest rate swap	905	(264)	641
Less reclassification adjustment for net gains realized in net income	255	(96)	159

Other comprehensive income	$3,271	$(1,170)	$2,101

December 31, 2001:
Net unrealized holding gains on investment securities available for sale	$1,602	$ (545)	$1,057
Less reclassification adjustment for net gains realized in net income	247	(84)	163

Other comprehensive income	$1,355	$ (461)	$894

December 31, 2000:
Net unrealized holding gains on investment securities available for sale	$1,229	$ (483)	$ 746
Add reclassification adjustment for net losses realized in net income	(128)	48	(80)

Other comprehensive income	$1,101	$ (435)	$ 666

(22) Quarterly Financial Data (Unaudited)

The supplemental quarterly financial data are as follows:
	Quarters ended
	March 31,	June 30,	September 30,	December 31,
(In thousands)	2002	2002	2002	2002

Interest income	$5,235	$5,446	$5,559	$5,661
Interest expense	2,046	2,055	2,022	1,976
Net interest income	3,189	3,475	3,537	3,685
Provision for loan losses	365	212	194	359
Net income	849	1,017	1,109	1,169
Net income per share -- basic	0.22	0.28	0.30	0.30
Net income per share -- diluted	0.22	0.28	0.30	0.30

	Quarters ended
	March 31,	June 30,	September 30,	December 31,
(In thousands)	2001	2001	2001	2001

Interest income	$6,242	$6,044	$5,883	$5,370
Interest expense	2,900	2,946	2,757	2,471
Net interest income	3,342	3,098	3,126	2,899
Provision for loan losses	200	175	300	80
Net income	798	610	549	655
Net income per share -- basic	0.20	0.16	0.14	0.17
Net income per share -- diluted	0.20	0.16	0.14	0.17

Independent Auditors' Report

The Board of Directors and Stockholders

Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ KPMG LLP

Atlanta, Georgia

January 10, 2003