Form 10-K, Exhibit 13
period 2003-12-31
SUMMIT BANK CORP
filed 2004-03-19
CIK 820067

FINANCIAL HIGHLIGHTS
As of December 31,	2003	2002	2001	2000	1999

(dollars in thousands, except share and per share data)
Balance Sheet Data
Total assets	$477,145	$402,860	$341,443	$283,403	$281,267
Loans	317,072	258,723	219,744	190,354	167,719
Deposits	368,599	317,426	294,924	239,274	232,941
Stockholders' equity	32,736	31,176	27,396	25,950	22,786
Year ended December 31,	2003	2002	2001	2000	1999

Statement of Income Data
Net interest income	16,403	13,802	12,465	14,269	12,002
Provision for loan losses	1,199	1,130	755	1,250	899
Noninterest income	3,929	5,023	3,184	3,530	3,326
Noninterest expenses	12,211	11,808	11,002	10,692	10,215
Income tax expense	2,100	1,743	1,280	2,070	1,489
Net income	$4,822	$4,144	$2,612	$3,787	$2,725

Per Share Data
Book value per share at year end	$8.69	$8.27	$7.08	$6.56	$5.74
Basic earnings per share	.85	.73	.44	.64	.44
Diluted earnings per share	.85	.73	.44	.64	.44
Weighted-average shares
outstanding - basic	5,652,604	5,636,904	5,905,365	5,950,833	6,167,946
Weighted-average shares
outstanding - diluted	5,672,007	5,646,608	5,905,365	5,950,833	6,167,946
Dividends declared	$.35	$.27	$.24	$.20	$.15

Ratios
Return on average assets	1.11%	1.12%	.80%	1.35%	1.04%
Return on average equity	15.09%	14.61%	9.65%	15.94%	11.60%
Net interest margin	4.08%	4.02%	4.14%	5.67%	5.07%
Non-performing assets/total loans
and other real estate	.12%	.39%	.21%	1.06%	.77%
Allowance for loan losses/total loans	1.28%	1.33%	1.47%	1.65%	1.51%
Note: Share and per share data have been adjusted for the 50% stock dividend effective February 17, 2004 as well as the 2002 and 2001 stock dividends.

TO OUR SHAREHOLDERS

The year 2003 has been both exciting and rewarding for Summit as we delivered another outstanding year of growth, profits, and market performance. Our Company is now stronger than at any time in our fifteen-year history, with assets of $477 million, an increase of over 18% compared to a year ago, and equity capital approaching $33 million. Our earning assets grew a healthy 19% with the loan portfolio registering an impressive 23% increase to $317 million. This growth has been accompanied by the healthiest portfolio trends in the past five years, with non-performing assets at 0.12% of total loans and other real estate owned.

Record earnings were reported for 2003, with net income increasing 16% to $4.8 million and earnings per share of $.85, diluted, compared to $.73, diluted, for 2002. Our return on equity improved to 15.1% in 2003 from 14.6% for the prior year.

To augment our growth, the Company issued $12 million of Trust Preferred Securities through a new wholly-owned subsidiary, Summit Bank Corporation Capital Trust 1. A portion of these funds, $9 million, was contributed as additional capital to the banking subsidiary, The Summit National Bank, strengthening Tier 1 capital and providing additional lending capacity for our customers.

In July 2003, we opened our Fremont Office to the warm welcome of the local business community. This is our second full-service branch in the South Bay area in northern California, a market with a high concentration of Asian and small businesses. By year-end 2003, our Fremont Office has already garnered in excess of $21 million in deposits and is still growing. This office has significantly contributed to the overall increase of deposits, which grew over 16% company-wide. We are especially pleased with the more than 22% increase in interest-free demand deposits since they can be considered a good indicator and measure of our success in increasing our core business. Interest-free demand deposits as a percentage of total Bank deposits remain comfortably high at 23%.

This year, we plan to open two additional branches in Atlanta. One will be a strategically located limited-service branch to facilitate accepting deposits from our loan customers on the south side of Atlanta. Because of its location near the Hartsfield-Jackson International Airport, we expect this office will also function as a support location for our international trade services. This limited-service branch is a new service concept that will be evaluated and may serve as the prototype for a number of less labor-intensive branches designed to accommodate customer needs and deposit gathering from loan customers. The other full-service branch will be located in Gwinnett County, our second branch in this fast-growing area filled with residential and commercial activities, especially for Atlanta's Asian community.

As Summit approaches the milestone of a half billion dollars in assets, we work to ensure that our people, systems and processes are ready. Investments in infrastructure, a priority in 2003, continues to be a priority in 2004. Summit has a tradition of offering our customers technology-based products ahead of banks our size, which works well for our customers. In 2003, while we continued our effort to deliver and develop technology that has enhanced banking convenience to our customers, we also focused our attention on our internal technology needs. We replaced equipment and updated productivity applications, strengthened communication channels and improved security systems. In 2004, we will continue our diligence in making sure that our core operating systems are efficient, effective and secure.

In 2003, we also began to focus on more effective risk management processes. Continuing into the new year, we will be instituting a formal risk management function, which incorporates credit risk management, compliance and internal control for financial and accounting processes. Furthermore, credit administration is separately instituted apart from the loan operations function. These new departments are managed by qualified and experienced bankers, and support will be added to properly staff these areas.

One of the most gratifying results in 2003 has been the positive momentum our stock has maintained since the November 2002 two-for-one stock split. Our stock began 2003 trading at $7.85 and ended the year trading at $10.80 (adjusted for split). In February 2004, the Board announced a 50% stock dividend and a 14% increase in our cash dividend. Shortly after the announcement, Summit made its first presentation to investors at the Super Community Bank Conference in Atlanta, which was positively received. Since then, our stock price has hovered around $15 (adjusted for split). Our market capital has increased from approximately $62 million to approximately $84 million since the latest split. More important is the fact that we have expanded the market awareness of our stock among institutional investors and market makers. The liquidity of our shares continues to improve as a result.

The Board and management mourn the loss of our director P. Carl Unger, Ph.D., who passed away in June, 2003. Dr. Unger was one of our founding directors whose tireless dedication to the company was much appreciated by his colleagues. Summit has been blessed with an energetic and diverse Board of Directors who are keepers of our dream, a stable and prudent management team which shapes that dream into reality, and intelligent and productive employees who bring to life our mission and vision on a daily basis. But without a loyal base of customers, their communities who have embraced us, and patient investors who entrust us with financial resources, Summit would not be what it is today. To all of you, on behalf of the Board of Directors, we express our sincere appreciation and heart-felt gratitude.

/s/ Jose I. Gonzalez	/s/ Pin Pin Chau

Chairman	Chief Executive Officer
Summit Bank Corporation	Summit Bank Corporation
The Summit National Bank

we speak your language

The Summit National Bank opened in Atlanta on March 10, 1988. The concept was a simple one: create a banking institution dedicated to serving the underserved and help them realize their business dreams.

It was an idea that rang true with investors. In fact, Summit organizers were able to raise twice as much capital as required to fund a start-up bank at the time.

Initially focusing on Atlanta's Asian community, Summit opened a Chinatown branch in September of 1988. As the concept took root and grew, we became more multi-cultural. This led us to the acquisition of Vinings Bank and Trust in 1993. From an original $19 million in assets, our Vinings branch now serves a broad range of European businesses, particularly in the German community, and now has more than $112 million in deposits. An additional branch followed in 1996, with the opening of the Peachtree Corners branch.

We began paying dividends to our shareholders in 1995. The following year we listed our stock on the NASDAQ National Market.

Thinking demographically, not geographically, we began to look at areas where large numbers of business owners were concentrated. This led us to the 1998 acquisition of California Security Bank in San Jose, California.

California's small business community continues to be fertile ground for our niche-market concept. In July of 2003, Summit opened its second northern California branch in Fremont. By the end of 2003, our California deposits and loans represented 20% and 18%, respectively, of our book of business.

As we look ahead, our original intent is as clear today as it was on the first day we opened. Throughout our 15-year history, we have not lost sight of the fact that we are here to 'speak the language' of our business clients.

That goes beyond just language. We understand what it is like to come to a new country with different ways of handling finances, and we understand what small businesses need in order to grow. So we provide culturally sensitive and leading edge products to accommodate their needs. This has paid off in a growing number of loyal customers who call Summit National Bank 'my bank.'

Growth from solid core earnings

Our improved earnings performance in 2003 was accomplished with strong growth in earning assets, lower funding costs and containment of operating expenses. But a closer look at our performance in 2003 compared to last year reflects even stronger performance in core earnings over last year.

Interest income from loans and investments grew 8% in 2003 while interest expense on all funding sources declined 12% during the year, generating an additional $2.6 million in net interest income over 2002. The increase in interest income was the result of loan growth as rates remained stable throughout the year. The decline in interest expense was the result of growth in noninterest-bearing deposits and downward repricing of higher rate time deposits. Our net interest margin for the year was 4.08%, up slightly from last year at 4.02%, which reflects the continued margin compression we and the entire banking industry have experienced since 2001.

Our balance sheet has historically been asset sensitive as prime-based loan product represents the nucleus of our loan portfolio. During 2003 we continued that pricing strategy, which we believe will benefit our earnings model as the economy improves and interest rates eventually rise.

Total noninterest income actually declined in 2003 versus 2002, but looking at the core components of these revenues tells a more interesting story. Excluding one-time or infrequently occurring items recognized in 2002 and securities gains in both years, our core noninterest income, consisting mainly of service fees from international trade finance transactions and deposit accounts, increased over 5% in 2003 - another indication of our focus on building the key components of our earnings model.

Efforts to control expenses in 2003 resulted in a net increase in operating expenses of only 3.4%, quite an accomplishment as we expanded our investment and presence in our California market with an additional branch office in July 2003.

Building our deposit base is also key to maintaining our consistent loan growth. But our focus is on building a profitable mix of deposits. Noninterest-bearing deposits averaged over 23% of our total deposit base in 2003, a level similar to prior years and indicative of our focus on the small business banking niche and cultivating strong customer relationships. We will add two new offices in 2004 to better serve our Atlanta customer base.

Diversity and stability

We are pleased to report that Summit's loan portfolio continues to grow at a double-digit pace, 19% compounded over the past five years. At year-end 2003, loans outstanding totaled $317 million due to our proactive approach to the loan approval process.

Summit is in the fortunate position of serving many small to midsized, owner-managed businesses which have traditionally been able to weather economic fluctuations. Realizing the importance of this market, our lending officers recognize the sweat equity and hard work required for small businesses to be successful. Accordingly, we look beyond the numbers to the personal characteristics that contribute to the success of a small business owner.

During the loan request process, Summit's loan officers spend sufficient time with the customer to gauge the likelihood of success of the proposal. Because of their experience in lending to the small business market, Summit's loan officers are able to guide the borrower through the loan application process by offering solutions to mitigate risks, rather than looking for ways to decline the proposal. Summit's loan approvals are based on our collective experience with the types of businesses and intimate knowledge of the communities we serve, not on an impersonal credit score.

This collective knowledge, as well as our willingness to acknowledge and effectively deal with problem credits, are contributing factors to Summit's relatively low level of non-performing assets. At year-end, non-performing assets were 0.12% of loans outstanding, well below the industry average.

Summit's loan portfolio strength is also a function of credit risk diversification. While Summit is able and willing to lend to borrowers with multi-million dollar credit needs, the average loan size is $300,000.  Two thirds of our portfolio volume consists of loans below $1 million, thus avoiding excessive loan portfolio concentration. In addition to loan size, Summit also has diversified its portfolio by industry, collateral, purpose, and geographic location.

At a time when large companies are contracting and often reducing staff, small businesses are being created every day. Summit believes that credit availability to small businesses is the centerpiece for a community bank. Summit also realizes that the life blood of a community bank is its ability to maintain a healthy loan portfolio.

our strategic direction

Summit has a straightforward business strategy that has served us well:

One focus: we simply want to be the best bank in our chosen markets for owner-managed businesses, not just ethnic businesses.

Two perspectives: we offer culturally-sensitive service that bridges cultures in a way that is neither intimidating nor condescending.

Three segments: we operate in three niches: small business, ethnic business and international trade services.

Four constituencies: we owe our success to treating our customers well and we understand that only happy employees give customers a satisfying experience; we give our shareholders meaningful return on their investment; and we invest in our communities, knowing that our prosperity depends on thriving and prospering communities.

Summit has been fortunate to have a management team that has worked well together for the past eleven years. We are also blessed with employees who have a dedicated sense of ownership, an esprit de corps that is terrific - a spirit that honors Teamwork, Excellence, Respect, Relationship, Integrity, Fun, Innovation and Community. As our people live out our mission and vision on a daily basis, we have not lost sight of the technological edge available to us. Summit has invested in technologies that give our employees greater productivity and our customers greater convenience.

Financial resources entrusted to us must be utilized with great care. To that end, we strive to find a balance between growth and return to shareholders. We believe that growth should not be undertaken just for the sake of growth yet we should fully and effectively utilize our capital to enhance shareholder value. We continue to believe that our business model, our multi-cultural approach and our proven ability to span geographic areas and multiple time zones will serve us well as we grow organically within Atlanta and the South Bay areas. Furthermore, should there be acquisition opportunities in markets equally vibrant, both economically and demographically, as the areas we currently operate, we would be ready to avail ourselves of these opportunities. We would, in every situation, ask whether our acquisition would benefit our shareholders strategically and economically and whether our company's safety and soundness is preserved.

We are pleased with our consistent growth in assets, our collective ability to manage our financial resources and mitigate risks, our attention to board and governance issues, and our warm reception in the communities we serve. We look forward to fully utilizing our potentials.

Management's Discussion and Analysis of Financial

Condition and Results of Operations

Performance Overview for 2003

Summit Bank Corporation (the "Company" or "Summit") realized strong growth in both assets and net earnings in 2003 compared to the prior year. The Company also expanded its branch network with the addition of a second full service branch in the California market. Despite a decline in the prime rate in June 2003, the Company's net interest margin remained strong with the addition of two interest rate swap instruments. In 2003, the Company issued trust preferred securities which contributed to the capital of its subsidiary Bank, thus increasing its legal lending limit and overall capacity for additional loan growth. Throughout all of this growth, the operating costs of the Bank were held in check, resulting in an operating efficiency ratio of 60% well within the Company's objectives for 2003. Lastly, the Company's stock price has responded to these strong performance and growth results with an increase of 30% during 2003.

The Company reported net income of $4,822,000 in 2003, representing a 16% increase over results of $4,144,000 last year. The improvement was largely due to increased net interest income resulting from strong loan growth and lower funding costs. Earnings per share for 2003 were $.85, diluted, compared to $.74, diluted, for 2002. Looking closer at the strong net earnings increase in 2003 over 2002, when excluding certain infrequently occurring income components from 2002, Summit's results were even stronger. During 2002, Summit recorded income from three such events. The first was a $663,000 pre-tax recovery from a previously charged-off loan associated with a financial institution acquired by Summit in 1998. The second was a pre-tax unrealized gain of $296,000 as a result of the appreciation in the fair value of an interest rate swap. The third event was $95,000 in gains recorded from the termination of another interest rate swap.

In February 2004, the Company declared a three for two stock split in the form of a 50% stock dividend increasing common shares outstanding to 5,652,604. In November 2002, the Company declared a two for one stock split in the form of a 100% stock dividend, and in February 2001, the Company declared a 20% stock dividend. Earnings per share throughout this discussion have been restated for all current and prior periods to reflect the impact of these stock dividends.

Total assets grew 18% to $477 million at December 31, 2003 compared to the prior year-end, with the majority of the growth being realized in the loan portfolio. Total loans grew 23% to $317 million in 2003. The loan volume was attributed to the current low rate environment which has enticed demand. While interest income on loans was negatively affected by the decline in prime rate in mid-2003, the strong loan growth and previously hedged interest rate positions more than offset that decrease for a net increase in loan interest income of $1.6 million in 2003 compared to 2002. Improvements in the overall quality of the loan portfolio also contributed to net earnings in the form of a lower loan loss provision relative to the portfolio's growth. The investment portfolio also increased 11% to $125 million as the Company capitalized on additional leveraging opportunities with funds from the issuance of the trust preferred securities. Primary funding sources for asset growth included deposits, which grew 16% during 2003 to a total of $369 million.

The Company strengthened its presence in the South San Francisco Bay area of California with the addition of a branch location in Fremont in July 2003. The area surrounding the branch is largely populated with Asian-American businesses and residences, a strategic market niche of the bank subsidiary. Deposit growth in this new branch through December 31, 2003 was in excess of $21 million. Expansion through additional locations is also planned for 2004 as the Bank has announced the scheduled opening of two new branch offices in the metropolitan Atlanta area.

The Company's return on average assets was 1.11% in 2003 compared to 1.12% in 2002, since asset growth was as strong as increases in net income. Average earning assets, primarily consisting of loans and investment securities, increased 17% to $402 million in 2003, also due to the strong loan growth. The return on average shareholders' equity improved to 15.1% in 2003 from 14.6% in 2002 as a result of the increased earnings. The equity to assets ratio declined to 6.9% in 2003 from 7.7% in 2002, as assets grew at a faster pace than shareholders' equity due in part to a decline in other comprehensive income. Other comprehensive income consists of changes in market value of available for sale securities and market fluctuations in interest rate swaps accounted for using hedge accounting treatment.

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

Losses on loans result from a broad range of causes from borrower-specific problems, to industry issues, to the impact of the economic environment. The identification of these factors that lead to default or non-performance under a borrower loan agreement and the estimation of loss in these situations is very subjective. In addition, a dramatic change in the performance of one or a small number of borrowers can have a significant impact on the estimate of losses. Certain economic factors could have a material impact on the analysis for the allowance for loan losses. The depth and duration of any economic recession could impact the credit risk associated with the loan portfolio. Another factor in the analysis is a consideration of concentrations of credit within specific industry sectors. Management monitors loan concentrations in any one industry in relation to the Bank's equity capital and has established limits to mitigate risk.

At December 31, 2003, the Bank's largest concentrations, according to loan purpose, are retail trade loans: convenience stores, restaurants, food stores, and liquor stores, which totaled approximately $119 million, or 258%, of capital; commercial real estate loans which totaled approximately $107 million, or 232%, of capital; and loans to service providers: financial, health, hotel and dry cleaners, which totaled approximately $47 million, or 102%, of capital. These concentrations are all within established policy limits. Management has not identified any specific industry weakness that may negatively impact the loan portfolio.

As described further below, management has implemented a process that has been applied consistently to systematically consider the many variables that impact the estimation of the allowance for loan losses. See "Allowance and Provision for Loan Losses."

Fourth Quarter 2003

Net income for the fourth quarter of 2003 was $1,362,000, an increase of 17% from $1,169,000 for the same period in 2002. Similar to the previously discussed annual results, the increase was primarily due to higher interest income from strong loan growth, coupled with lower funding costs. The net interest margin for the fourth quarter of 2003 was 4.2%, up from 4.0% for the same period in the prior year. The net interest margin improvement was the result of increased loan volume and low interest rates on deposit products. While interest income on loans increased $337,000 in fourth quarter compared to the same period in 2002, interest expense on time certificates decreased $155,000 for the comparable periods, both of which had a positive effect on net earnings. Excluding the non-recurring income of $663,000 recorded in fourth quarter 2002, noninterest income increased $80,000 in fourth quarter 2003 compared to the prior period. Noninterest expenses declined $130,000 in the fourth quarter of 2003 from the same period last year primarily due to lower operating losses. Fourth quarter 2002 expenses included a $227,000 charge related to a fraudulent checking account. During the recent quarter, total assets grew $21 million, or 4.6% from September 30, 2003. The increase consisted of both loan and investment portfolio growth. This growth was funded by increases in short-term borrowings in the form of repurchase agreements collateralized by investment securities as well as growth in deposits. Basic and diluted net earnings per share for the fourth quarter were $.24 and $.21 per share for 2003 and 2002, respectively, adjusted for the February 2004, November 2002 and February 2001 stock dividends. The Company paid cash dividends of $.087 for the fourth quarters of both 2003 and 2002, also restated for the 2002 stock dividend.

The Income Statement

In 2003, earnings performance in the banking industry as a whole rebounded from interest margin pressures of prior years. Summit's performance also improved during 2003 resulting in a 15.1% return on equity compared to a peer average of 14.2%. For peer comparison data, we utilize information obtained from the Federal Financial Institutions Examination Council ("FFIEC") to compare ourselves to the closest 100 financial institutions in size to Summit that are located in the Sixth (Atlanta) District of the Federal Reserve Bank. We believe our niche markets of small business banking, ethnic banking and international trade finance are the contributing factors to our stronger earnings performance. The Company reported record net income of $4,822,000 for the year 2003, an increase of 16% over net income in 2002. The detail below provides insight into how that was accomplished. Because such a large part of the improvement in 2003 earnings over 2002 was due to the increase in net interest income which, in turn, was due to the strong growth of interest-earning assets and the lowered cost of funds, further analysis of the changes in the balance sheet and corresponding rates is detailed first in the discussion of the income statement.

Changes in Average Balance Sheet Data and Rates

The following table sets forth information with respect to average balance sheet data and related interest income, expense, yields and rates for the years ended December 31, 2003 and 2002.
		2003			2002
	Average	Income/	Yields/	Average	Income/	Yields/
(Dollars in thousands)	Balances	Expense	Rates	Balances	Expense	Rates

Assets
Interest-earning assets:
Loans(1)	$284,096	$18,395	6.47%	$241,789	$16,765	6.93%
Investment securities	115,117	5,121	4.45%	97,289	5,060	5.20%
Federal funds sold	2,337	26	1.11%	4,129	68	1.65%
Interest-bearing deposits with	380	6	1.58%	388	8.21%
other banks

Total interest-earning assets	401,930	23,548	5.86%	343,595	21,901	6.37%

Noninterest-earning assets:
Cash and due from banks	15,668			12,886
Premises and equipment, net	3,803			3,432
Allowance for loan losses	(3,713)			(3,369)
Other assets	15,368			14,748

Total noninterest-earning assets	31,126			27,697

Total assets	$433,056			$371,292

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
NOW accounts	$17,274	$28.16%		$16,493	$70.42%
Money market accounts	56,792	411.72%		46,814	609	1.30%
Savings deposits	11,951	45.38%		10,740	75.70%
Other time deposits	183,347	5,776	3.15%	166,867	6,393	3.83%

Total interest-bearing deposits	269,364	6,260	2.32%	240,914	7,147	2.97%

Other interest-bearing liabilities:
Federal funds purchased	3,939	58	1.47%	2,272	41	1.80%
Federal Home Loan Bank	24,260	516	2.13%	19,137	724	3.78%
advances
Short-term borrowings	17,805	178	1.00%	10,996	187	1.78%
Long-term debt	3,058	133	4.35%

Total interest-bearing liabilities	318,426	7,145	2.24%	273,319	8,099	2.96%

Noninterest-bearing liabilities
and stockholders' equity:
Noninterest-bearing demand	80,076			66,875
deposits
Other liabilities	2,611			2,884
Stockholders' equity	31,943			28,214

Total noninterest-bearing liabilities
and stockholders' equity	114,630			97,973

Total liabilities and stockholders'	$433,056			$371,292
equity

Interest rate spread			3.62%			3.44%
Net interest income		$16,403			$13,802
Net interest margin(2)			4.08%			4.02%

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $811,000 in 2003 and $807,000 in 2002.
(2) Net interest margin is net interest income divided by average total interest-earning assets.

The table below details the components of the changes in net interest income for the last two years. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes and changes due to rates. The change in interest income and expense due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.
	2003 Compared with 2002		2002 Compared with 2001
	Due to Changes in			Due to Changes in
	Average	Average	Net Increase	Average	Average	Net Increase
(In thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

Interest income
Loans	$2,621	$(991)	$1,630	$12,625	$(13,629)	$(1,004)
Investment securities	290	(229)	61	1,002	(1,219)	(217)
Federal funds sold	(24)	(18)	(42)	(199)	(215)	(414)
Interest-bearing deposits with other	-	(2)	(2)	179	(182)	(3)
banks

Total interest income	2,887	(1,240)	1,647	13,607	(15,245)	(1,638)
Interest expense
NOW accounts	3	(45)	(42)	20	(127)	(107)
Money market accounts	183	(381)	(198)	(479)	363	(116)
Savings deposits	10	(40)	(30)	16	(131)	(115)
Other time deposits	772	(1,389)	(617)	249	(3,015)	(2,766)
Federal funds purchased	23	(6)	17	22	(4)	18
Federal Home Loan Bank advance	327	(535)	(208)	190	(80)	110
Short-term borrowings	(27)	18	(9)	2	(1)	1
Long-term debt	133	-	133	-	-	-

Total interest expense	1,424	(2,378)	(954)	20	(2,995)	(2,975)

Change in net interest income	$1,463	$1,138	$2,601	$13,587	$(12,250)	$1,337

Net interest income, the primary source of revenue for the Company, is a function of the yield earned on interest-earning assets, such as loans and investments, and the rate paid on interest-bearing liabilities, deposits and borrowed funds. Changes in net interest income from period to period reflect the increases or decreases in average interest-earning assets, average interest-bearing liabilities and the interest rate spread which is affected by the degree of mismatch in maturity and repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities.

Much of the impact to net interest income in 2003, as compared to 2002, can be gleaned from a review of the above two tables. Net interest income increased 19%, or $2.6 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Although yields on loans declined 46 basis points as a direct result of the prime rate decline in mid-2003, average loans grew 17% to $284 million, more than offsetting the rate decline and generating an increase in interest income on loans. Additionally, the downward repricing element of the loan portfolio that should have taken place in the current low end of the rate cycle was mitigated by the fact that the Bank had one interest rate swap throughout 2003 and entered into two additional interest rate swaps during the year that further hedged a portion of the Banks' floating rate loan portfolio. A critical part of the Bank's asset and liability management tools is the use of interest rate swaps to hedge against wide movements in interest rates that could negatively impact net interest income. An interest rate swap involves a financial transaction whereby the Bank enters into an agreement to pay a floating or fixed rate of interest on a notional amount represented by a block of assets or liabilities. In return, the Bank will receive, or be paid, a fixed or floating rate of interest. All of the Bank's interest rate swap transactions provide for a fixed yield in exchange for paying a floating rate. The three swaps have maturities ranging from late 2004 through 2006. The Bank received a net of $1.0 million as a result of these contracts in 2003. If the Bank had not entered into these contracts, the yield on loans would have been 35 basis points lower for 2003. The combined benefit of the volume increase and swaps was $3.6 million to loan interest income. The investment portfolio reflects a similar effect with growth in volume outpacing a decline in yield during 2003, for an increase in interest income on securities of $61,000 over 2002. In total, average interest-earning assets increased $58 million during the year, thus increasing interest income due to volume by $2.9 million. The net impact to interest income in 2003 was an increase of $1.6 million over interest income in 2002.

A second positive impact to net interest income was a significant decline in interest expense in 2003. In this respect, the Bank experienced an effect opposite to that of interest income in that a 72 basis point decline in interest rates more than offset the growth in interest-bearing deposit volume during the year. The largest category of interest-bearing deposits was certificates of deposit, the cost of which has decreased 68 basis points as certificates have matured and were reissued at much lower rates than last year. Interest expense decreased $1.4 million due to this rate decline alone. Offsetting a portion of this was an increase in expense due to the growth in certificates of deposit volume of $16 million. Additionally, money market account rates declined 58 basis points resulting in a decline in interest expense of $381,000, offset by a $183,000 increase in expense due to growth in money market balances. The Bank also benefited handsomely from declines in interest rates on short-term borrowings and Federal Home Loan Bank advances. In total, interest expense decreased $954,000 in 2003 compared to the prior year. In addition to lower rates on interest-bearing deposits, the Bank's average noninterest-bearing deposits, demand deposit accounts, grew $28 million.

Therefore, as a result of the growth in interest-earning assets and the decline in rates on interest-bearing deposits, net interest income increased $2.6 million in 2003 over 2002. The net interest margin also remained a strong 4.08% in 2003 compared to 4.02% last year.

Loan growth during 2002, coupled with the significantly lower cost of funds during that year also, more than offset the $15 million decline in interest income resulting from lower interest rates. While average interest-earning assets increased $43 million during the year, total assets earned a lower yield than in past years due to sharp declines in the prime rate during 2001. The Bank significantly lowered its cost of deposit products during 2002 mainly due to the repricing of fixed rate certificates of deposit. In 2002, the Bank received a net of $444,000 as a result of the interest rate swap contract, offsetting the lower interest income from loans. Interest income on investment securities was flat in 2002 compared to the prior year as the growth in investments was offset by lower yields.

Average interest-bearing liabilities increased 17%, or $40 million, in 2002 primarily due to growth in money market accounts and other borrowed funds. Average money market account balances increased $18 million over 2001 averages, despite the decline in the average interest rate to 1.30% from 2.55% in the prior year. A low cost of funds was maintained throughout 2002 due to the low rate environment and positive yield curve. An additional $10 million advance was obtained at the Federal Home Loan Bank to provide funding for asset growth.

Much of the improvement in net earnings in 2002 can be attributed to the strong growth in the balance sheet, in addition to certain infrequently occurring noninterest income items previously discussed. Although net interest income after provision for loan losses increased $1.0 million in 2002 compared to 2001, the provision for loan losses increased to $1,130,000 from $755,000 the prior year, due to higher charge-offs in 2002. Noninterest income increased $1.8 million in 2002 over the prior year. Noninterest expenses increased by 7% in 2002 compared to 2001 primarily as a result of performance-based employee bonuses and incentives.

Noninterest Income

The following table presents the principal components of noninterest income for the years ended December 31, 2003, 2002, and 2001.
(In thousands)	2003	2002	2001

Fees from international
trade services	$1,228	$1,073	$1,166
Overdraft charges	913	860	609
Service charge income	734	756	571
Income from bank-owned
life insurance	436	433	72
Other	417	411	338
SBA loan servicing fees	101	97	144
Net gains on sales of
investment securities	100	255	247
Recovery of preacquisition
charge-offs	-	663	312
Unrealized gain (loss) on
interest rate swap	-	380	(275)
Gain on termination of
interest rate swap	-	95	-

Total noninterest income	$3,929	$5,023	$3,184

Noninterest income decreased $1.1 million in 2003 because of certain large items included in the income of the prior year that did not reoccur in 2003. In 2002, the Bank recorded $663,000 for a settlement related to a loan charge-off associated with the acquisition of a financial institution in 1998. Also in 2002, an unrealized gain of $296,000 was recorded for the increase in the fair value of the interest rate swap that was purchased to reduce interest rate risk on a portion of the Bank's commercial loan portfolio. This gain offset an unrealized loss recorded in December 2001 on the same instrument. One of the Bank's interest rate swaps was also terminated in 2002 resulting in a gain on termination of $95,000. These three items from 2002, totaled $1,054,000. Excluding these items, noninterest income increased $80,000 in 2003 from 2002.

Mitigating a portion of the lower noninterest income in 2003 was an increase in international fee income of $155,000, or 14%. As the global economy has begun to slowly recover, and while the dollar has been relatively weak against other currencies, export trade finance has improved; thus, fees on export and collection services have increased. The Bank's international department processed over 18,500 transactions for its customers during 2003 compared to approximately 16,000 the year before. This function of facilitating the collection and payment for international trade transactions for domestic companies is a core business line of the Bank in support of our client base.

Additional factors in comparing 2002 with the previous year included the $360,000 increase in cash value of BOLI policies due to the timing of the purchase of the contracts in late 2001. They also included increases in overdraft charges and service charge income which, combined, were $436,000 higher in 2002 than 2001. Growth in demand deposits, as well as adjusted fee schedules in early 2002, contributed to this increase.

Noninterest Expenses

The following table presents the principal components of noninterest expenses for the years ended December 31, 2003, 2002, and 2001.
(In thousands)	2003	2002	2001

Salaries and
employee benefits	$6,528	$6,308	$5,473
Net occupancy	1,139	956	980
Equipment	941	828	893
Professional services	686	847	940
Data/item processing	456	438	447
Postage and courier	326	293	293
Telephone	316	275	303
Other operating expenses	310	337	252
Marketing and
community relations	300	237	286
Expenses on other real estate
and repossessions	212	88	81
Office supplies	170	141	206
Insurance	151	145	116
Travel	157	114	115
Directors fees	143	139	110
Other banks' charges	117	124	117
Dues and memberships	100	68	66
Property and business taxes	88	83	91
Other losses	71	387	141
Goodwill amortization	-	-	92

Total noninterest expenses	$12,211	$11,808	$11,002

Containment of expenses as the bank grew this past year was a contributing factor to a successful 2003. Despite the addition of a new location in California, noninterest expenses increased only 3.4% to $12 million in 2003. The largest increase was related to personnel costs, as the number of average full-time equivalent employees increased to 114 from 109 during 2003. The increase in staff was largely due to the new branch that was staffed in mid-2003, and other support positions in Atlanta. Normal merit increases also resulted in higher salary costs. At December 31, 2003, there were 115 full-time equivalent employees with the Company. Company-paid insurance benefit costs also rose $65,000, or 20%, during 2003 as health care costs have risen nationwide. It has always been the Company's practice to absorb a fair share of the annual increase in these costs to minimize the impact to its employees' paychecks.

Occupancy and equipment expenses increased mainly as a result of the newest branch location in California. Additionally, the Bank invested in new workstation computers throughout all departments in 2003 to upgrade to faster processors, larger monitors and more current operating systems. Other professional fees were lower in 2003 compared to the prior year because fees in 2002 included higher loan-related legal fees than this year due to collection efforts on one loan, as well as one-time consulting fees for a strategy session with the Board of Directors.

In February 2004, the Company announced that it would be expanding in the Atlanta metropolitan area by adding an additional full-service branch in Gwinnett County, as well as a limited-service location in the South Atlanta area during 2004. These locations will enhance the Bank's ability to further serve its markets within its ethnic and international trade finance niches. Noninterest expenses related to these branches will result in increases in personnel costs, occupancy expense and equipment costs beginning in 2004.

The other notable variance from last year in noninterest expenses was costs related to other real estate owned which exceeded prior year costs by $124,000 for a total of $212,000 in 2003. These costs were associated with the property from a loan foreclosure that was sold in September 2003. Offsetting some of the increases mentioned was a decline in other operating losses as losses in 2002 included a single loss that totaled $246,000 related to the write-off of a fraudulent checking account. Losses in 2003 were only $71,000 for the entire year compared to $387,000 in 2002.

The operating efficiency ratio, measured as noninterest expenses as a percentage of net interest income and noninterest income, showed marked improvement in 2003 at 60.0% compared to 62.7% in 2002. The 2002 results also reflected the income from certain noninterest special items, noted above, that totaled $1 million. The efficiency ratio, adjusted for those items, would have been approximately 67%. The ratio for 2003 does not include any material infrequent items of income or expense.

Total noninterest expenses increased $806,000, or 7%, in 2002, primarily due to higher employee performance incentives which totaled $930,000 compared to $165,000 in 2001. The 2002 incentives were awarded in the form of cash to Management and employees. Additionally, common stock of Summit Bank Corporation was awarded in 2002 to certain employees based on years of service. Year-end full-time equivalent staff increased to 113 from 111 at December 31, 2001. Other losses increased $246,000 as previously discussed. The decline in data processing expenses of $33,000 due to the conversion to an in-house item processing function in 2001 was offset by increased Internet banking costs which were $27,000 compared to $3,000 in 2001, the first year of availability of this service. The Bank also ceased its amortization of goodwill in compliance with SFAS No. 142 in January 2002. Other expenses for the year ended December 31, 2001 included $92,000 of goodwill amortization expense. Mainly due to the increased noninterest income in 2002 and lower net interest income in 2001, the operating efficiency ratio of the Bank improved to 62.7% from 70.3% in 2001.

Income Taxes

The Company incurred income tax expense of $2,100,000, $1,743,000, and $1,280,000 or approximately 30.3%, 29.6%, and 32.9% of its income before income taxes in 2003, 2002, and 2001, respectively. In 2002, the bank formed a captive Real Estate Investment Trust ("REIT") for various business purposes. Because of the taxation requirements of REITs, the company has experienced a positive impact on its overall effective income tax rate.

The Balance Sheet

The Company experienced solid growth in assets during 2003, ending the year with $477 million, an increase of 18% over total assets at December 31, 2002. In September 2003, the Company formed a wholly-owned subsidiary, Summit Bank Corporation Capital Trust I (the Trust). The Trust then completed a private placement of $12 million of trust preferred securities to an institutional buyer, subsequently loaning the proceeds back to the Company in the form of 30-year debentures. The Company then contributed $9 million of the proceeds from the sale into its Bank subsidiary as additional capital. See further details regarding the trust preferred security transaction disclosed in the footnotes of the Company's consolidated financial statements. The capital contribution to the Bank resulted in an expanded legal lending limit to single credit relationships, and also provided additional capacity for the Bank to continue its growth trend while remaining well within its capital guidelines.

The following discussion describes changes in the assets, liabilities and stockholders' equity of the Company for the current year and the preceding years.

Loan Portfolio

The Bank's primary lending focus is to provide credit services to small and medium-sized businesses, thus the large commercial loan portfolio. Less emphasis is placed on the generation of consumer loans, although in the process of providing credit services to business owners for assistance in their business, personal needs are also addressed. Loans are expected to produce higher yields than investment securities and other interest-earning assets. Thus, the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. The improvement in the net interest margin in 2003 is a testament to that statement as loan volume produced the strongest single growth factor in assets. Total loans were $317 million at December 31, 2003, a 23% increase over total loans at December 31, 2002. The growth was due in large part to a continued low interest rate environment and the strong demand for commercial and SBA loans in our market areas. Loans in both the South San Francisco Bay and Atlanta markets were primarily to owner-operated businesses and retail/commercial real estate loans. The Bank makes loans for many business purposes that may be unrelated to the purchase or refinance of underlying real estate. Thus, for classification purposes, Summit considers real estate loans to be any loan secured by real estate without regard to the business purpose of the loan. Loans secured by real estate made up nearly all of the increase in 2003 with a growth rate of 36%, or $57 million. Consumer loans reflected no change during 2003, totaling $1.2 million at December 31, 2003.

Loans have grown at a compounded rate of 19% over the past five years solely from organic growth, despite the downturn in the economy, the evaporation of wealth from the demise of the technology industry, and threats of a long recovery period. The markets served by the Bank have not been as affected by these weakened economic conditions because its loan customers primarily represent the small business service sector. While large companies are eliminating staff to reduce overhead to compensate for slow sales, small companies are being born every day and require working capital for the strong demand for their services, or funds to build or expand into new space. Further, these companies are not likely to reduce loan demand as rates begin to rise because they are more elastic in their overhead capacity than larger companies.

The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At year-end 2003, 72% of the total loan portfolio had floating or adjustable rates, up slightly from 71% of the portfolio at the end of 2002. If interest rates rise in the next year or two, the Bank is well positioned to benefit from the changing rate environment as loans reprice immediately or, in the case of SBA loans, within 90 days of a prime rate change.

The following table presents the composition of the Company's loan portfolio at December 31, 2003 and 2002.
	2003		2002
		% of		% of
(Dollars in thousands)	Amount	Loans	Amount	Loans

Commercial, financial,
and agricultural	$66,727	21%	$65,626	26%
Real estate -- construction	15,569	5	3,531	1
Real estate mortgage -
primarily commercial	234,653	74	189,318	73
Installment loans
to individuals	1,294	1	1,301	1
Less: unearned income	(1,171)	(1)	(1,053)	(1)

Total loans, net of
unearned income	317,072	100%	258,723	100%
Less: allowance for
loan losses	(4,047)		(3,435)

Net loans	$313,025		$255,288

The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 2003.
	Loans Maturing Within
		1-5	After 5
(In thousands)	1 Year	Years	Years	Total

Loans with:
Predetermined
interest rates	$4,920	$68,787	$14,794	$88,501
Floating or
adjustable rates	41,903	65,426	121,242	228,571

Total loans	$46,823	$134,213	$136,036	$317,072

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

The Bank has established a multifaceted methodology to analyze the adequacy of the allowance for loan losses. This methodology includes consideration of the Bank's credit risk rating system, historical charge-offs, loan impairment as defined by FASB 114, loss ratios on criticized and classified loans, and finally, adjustments related to various qualitative factors that may change the risk profile of all or portions of the portfolio. The analysis is used to arrive at a recommended allowance for loan losses.

A general allowance for losses is calculated based on estimates of inherent losses which probably exist as of the evaluation date, taking into account the loans as they are impacted by the above factors. The general allowance for losses on problem loans in these categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the problem loans are determined based upon historical loss experience and regulatory guidelines. For loans considered impaired, specific allowances are provided in the event that the specific collateral analysis on each problem loan indicates that the probable loss upon liquidation of collateral would be in excess of the expected value of the collateral if the loan is collateral dependent or if the present value of expected future cash flows are less than the loan balance. In addition to these allocated reserves, the Company has established an unallocated reserve of $183,000 and $282,000 at December 31, 2003 and December 31, 2002, respectively. The basis for the unallocated reserve is due to a number of qualitative factors, such as migration trends in the portfolio, trends in volume, the risk identification process, changes in the outlook for local and regional economic conditions and concentrations of credit.

The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that management has determined to be appropriate. The Company's provision for loan losses for 2003 was $1,199,000, up from $1,130,000 in 2002 due mainly to the strong loan growth in 2003. The increase was only 6% over the prior year despite the 23% increase in total loans because overall loan portfolio quality improved in 2003 with declines in charge-offs, non-performing loans, classified loans, and delinquencies compared to the end of 2002. Net charge-offs of $587,000 for the year ended December 31, 2003 were considerably lower than 2002 net charge-offs of $929,000, largely the result of a single credit loss totaling $463,000 recorded in 2002. Net loan charge-offs in 2003 were .21% of average net loans compared to .38% in 2002 and .31% in 2001. Gross charge-offs in 2003 consisted primarily of commercial loans ranging in size from $14,000 to $89,000, as well as a total of approximately $409,000 representing the unguaranteed portions of six SBA loans. Installment loan charge-offs represented $22,000 of the total gross amount.

Non-performing assets decreased 61% to $392,000 from $1 million at year-end 2003, also comparing favorably to the total non-performing assets at year-end 2001 of $463,000. Non-performing assets at December 31, 2003 consisted of five SBA loans for which the guaranteed portions totaled $336,000. There was no other real estate owned at December 31, 2003. Non-performing assets at the end of 2002 consisted of one fully guaranteed SBA loan, two commercial loans, and $141,000 of other real estate owned, the result of a foreclosure, which was subsequently liquidated in 2003. One of the non-performing commercial loans at year-end 2002 for $392,000 was secured with real estate, and the other, for $320,000, was secured with accounts receivable. The Company had allocated reserves totaling $57,000 and $80,000 for all non-performing loans as of December 31, 2003 and 2002, respectively.

The percentage of loans categorized as criticized or classified (loans rated as special mention, substandard, doubtful or loss) also improved this year with a December 31, 2003 ratio of 1.34% of total loans compared to 1.69% at December 31, 2002. The total dollar amount declined to $4.2 million from $4.4 million. Part of the reason for the decline is the decrease in nonaccrual loans during 2003.

Although the absolute dollar amount of total delinquent loans increased $150,000 at the end of the 2003 compared to the prior year-end, the percentage of delinquencies to total loans was .32%, down from .34% at December 31, 2002. Delinquent loans primarily consisted of commercial loans.

These results emphasize the dedication of Management to the strengthening of credit administration and the ongoing review processes during the past year. Further enhancements will be made to this function in the coming year with the hiring of additional staff and a focus on building an even stronger infrastructure to accommodate the continued growth of the loan portfolio.

The allowance for loan losses was 1.28% of total loans at December 31, 2003 compared to 1.33% at December 31, 2002. The decrease was due to the decline in the allowance for loan losses required for rated and impaired loans. As discussed above, credit quality has improved in every aspect of the analysis. This provided the basis for reducing the total amount held as an allowance for future loan losses. Additionally, a significant majority of the loans added to the portfolio in 2003 were collateralized with commercial real estate. The determination of the allowance for loan losses rests upon management's judgment about factors affecting loan quality, assumptions about the economy, and other factors; however, management's judgment is based upon a number of assumptions, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for five years ending December 31, 2003.
Years Ended December 31,
(Dollars in thousands)	2003	2002	2001	2000	1999

Allowance for loan losses at beginning	$3,435	$3,234	$3,141	$2,525	$2,336
of year
Charge-offs:
Commercial, financial, and agricultural	748	1,050	737	952	601
Real estate	-	-	204	80	319
Installment loans to individuals	22	26	42	9	45

Total	770	1,076	983	1,041	965

Recoveries:
Commercial, financial, and agricultural	176	77	143	263	79
Real estate	-	70	168	114	156
Installment loans to individuals	7	-	10	30	20

Total	183	147	321	407	255

Net charge-offs	587	929	662	634	710
Provision for loan losses	1,199	1,130	755	1,250	899

Allowance for loan losses at end of year	$4,047	$3,435	$3,234	$3,141	$2,525

Allowance for loan losses to average	1.42%	1.42%	1.60%	1.75%	1.67%
loans outstanding
Allowance for loan losses to net charge-offs	6.9x	3.7x	4.9x	5.0x	3.6x

The amounts and percentages of such components of the allowance for loan losses at December 31, 2003 and 2002, and the percentage of loans in each category to total loans are presented in the table below.
	2003			2002
	Allowance		% of	Allowance		% of
(Dollars in thousands)	$	(%)	Loans	$	(%)	Loans

Commercial, financial, and	$845	21%	21%	$860	25%	25%
agricultural
Real estate	3,003	74%	78%	2,276	66%	74%
Installment loans to individuals	16	1%	1%	17	1%	1%
Unallocated	183	5%	-	282	8%	-

Total	$4,047	100%	100%	$3,435	100%	100%

Non-performing Assets

As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 2003, 2002, and 2001, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $57,000, $30,000, and $99,000, respectively.

Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired by foreclosure. The Company's non-performing assets as a percentage of total loans and other real estate were .12% at December 31, 2003 compared to .39% at the end of the prior year. At December 31, 2003, the Company had five non-accrual loans totaling $392,000 that were SBA loans of which $336,000 was guaranteed by the SBA. Non-performing assets at December 31, 2002 consisted of one conventional commercial loan secured by business assets, a conventional commercial loan secured by real estate and a SBA loan fully guaranteed by the SBA. Additionally, there was one parcel of real estate owned at December 31, 2002 totaling $141,000 due to a foreclosure on a commercial loan. This parcel was subsequently sold. There were no loans past due 90 days or more as to principal or interest payments and still accruing at either December 31, 2003 or 2002.

The following table presents an analysis of the Company's non-performing assets as of December 31, 2003 and 2002.
	December 31,
(Dollars in thousands)	2003	2002

Loans on non-accrual	$392	$865
Other real estate owned	-	141

Total non-performing assets	$392	$1,006

Total non-performing assets
as a percentage of total loans
and other real estate	.12%	.39%

Impaired loans are defined as those loans as to which management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 2003 and 2002, the Company had loans totaling $392,000 and $856,000, respectively that were considered impaired. Impaired loans at year-end 2003 and 2002 included all non-accrual loans. Specific allocations in the allowance for loan losses at the end of 2003 and 2002, for these loans were $57,000 and $80,000, respectively.

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

Investment Securities

The Bank typically invests excess funds in investment security instruments. The investments can then be used if there is a need for collateral for government or other regulatory agency deposits or for leveraging purposes to lock in interest rate spreads on borrowed funds. Most of the securities owned at December 31, 2003 were classified as available for sale; however, there were several obligations of municipalities classified as held to maturity. Securities are classified as "available for sale" or "held to maturity" at the time of purchase. Securities held to maturity are recorded at cost with no adjustments to the carrying value for market pricing fluctuations unless the value becomes permanently impaired. Securities classified as available for sale are recorded at cost, however the values are adjusted monthly to reflect fluctuations in the market value of these securities. Increases or decreases in the market value of available for sale securities are reflected through an adjustment to the unrealized gain or loss on securities component in shareholders' equity. Municipal securities obligations have the added benefit of tax exemption characteristics at the federal and/or state level. Other investments at December 31, 2003 consisted primarily of Federal Reserve Bank and Federal Home Loan Bank stock.

At December 31, 2003, the Company's total investment security portfolio was $125 million, up 11% over the total of securities at December 31, 2002. Approximately 65% of the total portfolio was pledged for various purposes at the end of 2003.

The following table presents maturity distribution and yields of investment securities available for sale.
	December 31, 2003			December 31, 2002
			Year-end
	Amortized	Fair	Weighted	Amortized	Fair
(Dollars in thousands)	Cost	Value	Avg. Yield	Cost	Value

U.S. Government Agencies
Over one through five years	$50,803	$50,920	3.68%	$58,745	$59,889
Over five years	3,100	3,114	5.98%	5,102	5,234

Total U.S. Government Agencies	53,903	54,034	3.81%	63,847	65,123

Mortgage-Backed Securities
One year or less	43	43	5.41%	139	140
Over one through five years	455	471	5.68%	1,366	1,397
Over five through ten years	8,063	8,453	5.25%	5,693	5,924
Over ten years	42,520	43,024	5.00%	22,508	23,721

Total mortgage-backed securities	51,082	51,991	5.05%	29,706	31,182

Tax-exempt municipal securities
Over one through five years	250	267	4.05%	-	-
Over five through ten years	1,020	1,090	4.27%	1,000	1,046
Over ten years	3,538	3,620	4.61%	1,570	1,596

Total tax-exempt municipal	4,808	4,977	4.50%	2,570	2,642
securities

Total investment securities	$109,793	$111,002	4.42%	$96,123	$98,947
available for sale

The following table presents maturity distribution and yields of investment securities held to maturity.
	December 31, 2003			December 31, 2002
			Year-end
	Amortized	Fair	Weighted	Amortized	Fair
(Dollars in thousands)	Cost	Value	Avg. Yield	Cost	Value

Mortgage-Backed Securities
Over ten years	$1,016	$1,105	6.61%	$1,026	$1,061

Total mortgage-backed securities	1,016	1,105	6.61%	1,026	1,061

Tax-exempt municipal securities
Over one through five years	1,442	1,446	4.37%	-	-
Over five through ten years	445	453	3.60%	2,126	2,131
Over ten years	9,550	10,041	4.97%	9,195	9,399

Total tax-exempt municipal	11,437	11,940	4.84%	11,321	11,530
securities

Equity securities
Over ten years	22	22	-	-	-

Total investment securities held	$12,475	$13,067	4.98%	$12,347	$12,591
to maturity

Deposits

The primary source for funding loan growth is deposits. Total deposits grew 16% in 2003 to $369 million at December 31, 2003. Although most customer deposits reside in interest-bearing accounts, Summit, because of its market niche of targeting small businesses, has typically retained a strong percentage of noninterest-bearing deposits which has reduced the overall cost of funds. At December 31, 2003, noninterest-bearing demand deposits represented 23% of total deposits. By comparison, according to the Uniform Bank Performance Report ("UBPR"), most financial institutions of similar size to Summit have noninterest-bearing deposits of only 13%. The Bank's strategy in deposit growth is fostering relationships in its defined markets with customers as opposed to offering the "best rate" in the market that would generate short-term funding. Consequently, Summit's core deposit base has been very stable in terms of customer turnover throughout the years. The new branch location opened in July 2003 in Fremont, California has been very successful at raising deposits, ending the year with a total of $21.5 million, of which 18% was in noninterest-bearing accounts.

The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 2003 and 2002.
	2003		2002
	Average	Average	Average	Average
(Dollars in thousands)	Balance	Rate	Balance	Rate

Noninterest-bearing
deposits	$80,076	-%	$66,875	-%
Interest-bearing deposits:
NOW accounts	17,274.16%		16,493.42%
Money market accounts	56,792.72%		46,814	1.30%
Savings deposits	11,951.38%		10,740.70%
Other time deposits	183,347	3.15%	166,867	3.83%

Total	$349,440	1.79%	$307,789	2.32%

The following table presents the maturity of the Company's time deposits at December 31, 2003.
	Time	Time
	Deposits of	Deposits
	$100,000	Less Than
(In thousands)	and Greater	$100,000	Total

Months to maturity:
3 or less	$31,091	$31,740	$62,863
Over 3 through 6	20,285	27,495	47,780
Over 6 through 12	24,013	19,239	43,252
Over 12	35,591	17,076	52,635

Total	$110,980	$95,550	$206,530

Other Borrowed Funds

As a result of the strong loan growth in 2003, additional sources of funds were needed to support the growth. Total advances from the Federal Home Loan Bank ("FHLB") increased to $25 million at December 31, 2003, up $5 million from the prior year-end. The weighted-average rate for these borrowings at December 31, 2003 was 1.82%, and the advances will mature in approximately two years.

The Company also utilized two types of short-term security repurchase agreement arrangements to provide funding for asset growth. The first type was overnight repurchase agreements with commercial Bank customers, and the second was short-term repurchase agreements with correspondent relationships. The total of these agreements, collateralized with Bank-owned securities, increased to $35 million at December 31, 2003, up $4.2 million from the prior year-end. The weighted-average rate for these borrowings at the end of the current year was 1.01% compared to 1.19% at the end of 2002.

From time to time, the Company also utilizes overnight federal funds purchased to fund short-term needs. At December 31, 2003, there were no outstanding federal funds purchased. At December 31, 2002, there were $9.5 million in federal funds purchased from correspondent financial institutions.

In 2003, the Company issued $12 million of trust preferred securities, through a wholly-owned subsidiary, to provide funds for a capital contribution to the Bank of $9 million. The resulting 30-year debentures of the Company had a floating rate of LIBOR plus 3.1%, which was a rate of approximately 4.3% at December 31, 2003.

Liquidity and Interest Rate Sensitivity

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt, off-balance sheet obligations and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company also has lines of credit available from other funding sources to provide additional funds as needed. These sources include the FHLB and other correspondent financial institutions.

At December 31, 2003, the Company's net loan to deposit ratio was 85% compared to a ratio of 80% at December 31, 2002, as the Company utilized more wholesale funding sources to augment deposit growth than in prior years. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available.

The Bank has several funding sources on which to draw, should liquidity needs warrant. Federal funds lines with various correspondent financial institutions totaled $13 million at December 31, 2002. In January 2003, an additional $5 million federal funds line was obtained from another institution for a total at year-end 2003 of $18 million in unsecured credit availability. There are restrictions as to the number of consecutive days under which federal funds can be purchased, and these restrictions are closely monitored for adherence. The FHLB is another available source for funding, provided the Company has sufficient assets, investment securities or loans, for collateral. The total line with the FHLB at December 31, 2003 was $57,480,000. Of this total, Summit had outstanding advances totaling $25 million.

Other wholesale funding used in 2003 included short-term repurchase agreements with correspondent institutions, as well as overnight repurchase agreements with Bank corporate customers, collateralized with U.S. agency securities. Additional funding sources include institutional time deposits, typically of $100,000 increments. During 2003, the Bank obtained approximately $16 million of time deposits funds from various institutions, with terms typically ranging from 12 to 24 months. This source of funds may be used to augment liquidity needs relatively quickly and in larger blocks than that of retail depositors. If loan demand continues its strong pace into 2004, the Bank may look to this source of wholesale funding as warranted. From time to time, the Bank also places bids on State of Georgia, Office of Treasury and Fiscal Services time deposits. While these funds also require collateral above the limits of FDIC insurance, the rates have typically been attractive to the Bank and cost competitive considering the multi-million dollar funding source. At December 31, 2003, the Bank had $6.3 million in time deposits from the Office of Treasury and Fiscal Services. Coupled with ongoing loan growth, the Bank may have additional liquidity needs, and management has considered these other sources to meet those needs.

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

The Company's interest rate sensitivity position at December 31, 2003 is presented in the table below.
	Assets and Liabilities Repricing Within
	3 Months	4 to 6	7 to 12	1-5	Over 5
(Dollars in thousands)	or Less	Months	Months	Years	Years	Total

Interest-earning assets:
Loans	$155,315	$1,473	$29,097	$117,935	$13,252	$317,072
Investment securities	24,482	16,510	16,186	30,752	37,796	125,726
Interest-bearing deposits with
other banks	261	-	-	-	-	261

Total interest-earning	$180,058	$17,983	$45,283	$148,687	$51,048	$443,059
assets

Interest-bearing liabilities:
Deposits	$77,229	$53,938	$61,148	$91,090	$91	$283,496
Federal Home Loan	-	-	-	25,000	-	25,000
Bank advances
Other borrowed funds	34,957	-	-	-	-	34,957
Long-term Debentures					12,000	12,000

Total interest-bearing	112,186	53,938	61,148	116,090	12,091	355,453
liabilities

Interest sensitivity gap	67,872	(35,955)	(15,865)	32,597	38,957	87,606

Cumulative interest	$67,872	$31,917	$16,052	$48,649	$87,606	$87,606
sensitivity gap

Cumulative sensitivity ratio (Cumulative
interest-earning assets/cumulative
interest-bearing liabilities)	1.60	1.19	1.07	1.14	1.25	1.25

The Company is asset sensitive, comparing its interest-earning assets to interest-bearing liabilities through the next twelve months. This suggests that the Company's net interest income could be negatively impacted by decreases in market rates and, conversely, net interest income positively impacted by increases in market rates. In light of the current low-rate environment, which is at levels unseen in over 40 years, management has positioned the balance sheet of the Bank to benefit from an eventual upward trend in interest rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all interest-bearing demand and savings deposits are considered not highly volatile and are, therefore, classified with 50% of the balances repricing in the one-year or less periods and 50% in the over-one-year periods. Time deposits are presented based on their contractual terms. The Company's policy is to maintain its one-year gap position in the .80 to 1.20 range. The one-year gap reflected by the interest rate sensitivity table is 1.07, indicating adherence to Company policy. Management closely monitors the Company's position, and, if rates should change in either direction, management will take steps to reposition its interest-earning assets and interest-bearing liabilities to minimize the impact of gap exposure. In 2002 and 2003, as rates softened further, management entered into interest rate swap agreements in order to partially protect earnings from additional rate declines. By receiving a fixed rate of interest for a specified term and paying a floating rate, the Bank was able to more closely match assets and liabilities repricing within one year. These interest rate swap agreements have been very beneficial to the Bank's net interest income since implemented.

Commitments and Contractual Obligations

In addition to the Company's contractual obligations such as deposits, FHLB advances and other borrowed funds, the Company has commitments to its customers under lines of credit. The total of these commitments at December 31, 2003 was approximately $30 million. The lines include conventional revolving lines of credit that consist of commercial working capital lines that renew annually. Commitments also include annually renewing international lines for letters of credit availability. There are commitments under non-revolving lines of credit that are used by customers for specific purposes. These include lines secured by mortgages on real estate, mostly commercial, and unsecured revolving credit lines. Although management regularly monitors the balance of outstanding commitments to ensure funding availability, should the need arise, historical records indicate that the total of outstanding commitments is a very consistent amount, and the risk of all customers fully drawing on all these lines at the same time is remote.

The following table reflects a summary of the Company's commitments to extend credit, commitments under contractual leases, as well as the Company's contractual obligations, consisting of deposits, FHLB advances and borrowed funds, by contractual maturity date.
(In thousands)	2004	2005	2006	2007	2008	Thereafter

Demand and savings	$162,069	$-	$-	$-	$-	$-
deposits
Time deposits	153,831	26,541	10,248	12,850	2,969	91
Federal Home Loan	-	-	5,000	20,000	-	-
Bank advances
Other borrowed funds	34,957	-	-	-	-	-
Long-term debentures						12,000
Commitments to
customers under lines
of credit	30,349	-	-	-	-	-
Commitments under	1,097	1,179	1,031	931	568	1,192
lease agreements

	$382,303	$27,720	$16,279	$37,781	$3,537	$13,283

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

The table below presents the contractual balances and the estimated fair value of the Company's financial instruments at their expected maturity dates as of December 31, 2003. The expected maturity categories for investment securities take into consideration historical prepayment experience, as well as management's expectations based on the interest rate environment as of December 31, 2003. For core deposits without contractual maturity (i.e., interest-bearing checking, savings, and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2003.
(Dollars in thousands)	2004	2005	2006	2007	2008	There-after	Total	Fair Value

Assets
Investment Securities
Fixed rate	$8,087	$11,181	$5,620	$1,149	$30,106	$44,322	$100,487	$101,079
Average interest rate	5.54%	3.39%	5.07%	3.73%	3.36%	5.68%	4.66%
Variable rate	-	-	-	-	-	22,990	22,990	22,990
Average interest rate	-	-	-	-	-	3.83%	3.83%
Loans
Fixed rate	4,920	10,015	14,293	18,901	25,578	14,794	88,501	90,161
Average interest rate	7.67%	7.54%	7.13%	7.18%	6.66%	6.45%	7.52%
Variable rate	41,903	7,747	14,271	16,029	27,379	121,242	228,571	229,997
Average interest rate	5.17%	4.86%	5.28%	5.37%	5.21%	5.43%	5.32%
Interest-bearing deposits in other banks
Variable rate	261	-	-	-	-	-	261	261
Average interest rate	1.55%	-	-	-	-	-	1.55%
Liabilities
Interest-bearing deposits	38,482	12,828	12,828	12,828	-	-	76,996	76,996
and savings
Average interest rate	.59%	.59%	.59%	.59%	-	-	.59%
Time deposits
Fixed rate	153,831	26,541	10,248	12,850	2,969	91	206,530	209,583
Average interest rate	2.17%	5.26%	5.90%	4.66%	3.28%	4.26%	2.94%
Variable rate short-term	34,957	-	-	-	-	-	34,957	34,957
borrowings
Average interest rate	1.09%	-	-	-	-	-	1.09%
Variable rate long-term	-	5,000	20,000	-	-	12,000	37,000	36,578
borrowings
Average interest rate	-	5.69%	1.54%	-	-	4.30%	3.00%

Capital Adequacy

There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, Tier 1 capital to risk-weighted assets and Tier 1 leverage ratios of 4%. As of December 31, 2003, the Bank exceeded all required levels of capital, and was considered well-capitalized by regulatory standards. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 12.0%; its risk-based ratio of total capital to risk-weighted assets was 13.3%; and its Tier 1 leverage ratio was 8.4%. The Bank's capital ratios increased substantially when, in September 2003, the Company issued $12 million of trust preferred securities and contributed $9 million of those new funds to its subsidiary Bank as a capital injection. The Bank will utilize this additional capital to fund its expansion plans and permit it to extend larger amounts of credit to single relationships.

According to current Federal Reserve guidelines, trust preferred securities, can be included as Tier 1 capital in the Company's capital ratios as well, within certain restrictions. As of December 31, 2003 approximately $10 million of these securities are considered a part of the Company's Tier 1 capital.

In first quarter 2004, the Company announced plans to expand its branch network in the metropolitan Atlanta area with two new locations in 2004. Management believes the Company has sufficient capital to grow organically, as well to facilitate future acquisition opportunities should they arise.

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

Business Segment Information

During the past fifteen years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.

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

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective after December 15, 2002. FIN 45 did not have a material effect on the Company's financial condition or results of operations.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46), was issued in January 2003 and was reissued in December 2003 as FASB Interpretation No. 46 (revised December 2003) - (FIN 46R). FIN 46 and FIN 46R is applicable to all special purpose entities no later than the end of the first reporting period ending after December 15, 2003. Pursuant to both FIN 46 and FIN 46R, Summit Bank Corporation Capital Trust I (the Trust) is considered a variable interest entity as its activities are so restricted and predetermined that the equity holders lack the direct or indirect ability to make decisions about the Trust's activities through voting rights or similar rights. Additionally, the common stock equity held by the Company is not considered at risk and, therefore, the common stock equity does not meet the definition of a variable interest. As the Company does not have a variable interest in the Trust, it cannot be the primary beneficiary of the Trust and, therefore, on December 31, 2003, the Company deconsolidated the Trust.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. The standard is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a significant effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company.

Consolidated Balance sheets
	December 31,
(In thousands, except share and per share amounts)	2003	2002

Assets
Cash and due from banks (note 9)	$16,227	$16,058
Interest-bearing deposits with other banks	261	740
Federal funds sold	1,750	-

Cash and cash equivalents	18,238	16,798

Investment securities available for sale (notes 2, 11, and 12)	111,002	98,947
Investment securities held to maturity (estimated fair value of
$13,067 and $12,591 in 2003 and 2002, respectively) - (note 3)	12,475	12,347
Other investments (note 4)	2,249	1,630
Loans, net of unearned income of $1,171 and $1,053
in 2003 and 2002, respectively	317,072	258,723

Less allowance for loan losses	(4,047)	(3,435)

Net loans (note 6)	313,025	255,288

Premises and equipment, net (note 7)	4,053	3,404
Customers' acceptance liability	1,933	1,646
Deferred income taxes (note 14)	1,615	681
Goodwill, net	1,530	1,530
Bank owned life insurance	7,041	6,605
Other real estate owned	-	141
Other assets (note 8)	3,984	3,843

Total assets	$477,145	$402,860

Liabilities and Stockholders' Equity
Liabilities:
Deposits (note 10):
Noninterest-bearing demand	$85,103	$74,143
Interest-bearing:
Demand	61,828	65,424
Savings	15,138	10,693
Time, $100,000 and over	110,980	83,719
Other time	95,550	83,447

Total deposits	368,599	317,426
Acceptances outstanding	1,933	1,646
Federal Home Loan Bank advances (note 12)	25,000	20,000
Other borrowed funds (note 11)	34,957	30,725
Long-term debentures (note 13)	12,000	-
Other liabilities	1,920	1,887

Total liabilities	444,409	371,684

Stockholders' equity (notes 16, 18, and 22):
Common stock, $0.01 par value. Authorized 100,000,000 shares;
issued and outstanding 5,652,604 shares in 2003 and 2002	39	39
Additional paid-in capital	17,276	17,276
Accumulated other comprehensive income	1,064	2,366
Retained earnings	14,357	11,495

Total stockholders' equity	32,736	31,176
Commitments and contingencies (note 15)

Total liabilities and stockholders' equity	$477,145	$402,860

See accompanying notes to consolidated financial statements.

Consolidated statements of income
	Years ended December 31,
(In thousands, except share and per share amounts)	2003	2002	2001

Interest income:
Loans, including fees	$18,395	$16,765	$17,769
Federal funds sold	26	68	482
Interest-bearing deposits with other banks	6	8	11
Taxable securities	4,366	4,348	4,732
Tax-exempt securities	677	635	454
Other investments	78	77	91

Total interest income	23,548	21,901	23,539

Interest expense:
Time deposits, $100,000 and over	3,187	3,136	4,036
Other deposits	3,073	4,011	6,214
Federal Home Loan Bank advances	516	724	604
Long-term and short-term borrowings	369	228	220

Total interest expense	7,145	8,099	11,074

Net interest income	16,403	13,802	12,465
Provision for loan losses (note 6)	1,199	1,130	755

Net interest income after provision for loan losses	15,204	12,672	11,710

Noninterest income:
Fees for international trade finance services	1,228	1,073	1,166
SBA loan servicing fees	95	97	144
Overdraft charges	913	860	609
Service charge income	734	756	571
Income from bank-owned life insurance	436	433	72
Unrealized gain (loss) on interest rate swaps (note 5)	-	380	(275)
Gain on termination of interest rate swap (note 5)	-	95	-
Net gain on sales of securities available for sale (note 2)	100	255	247
Other	423	1,074	650

Total noninterest income	3,929	5,023	3,184

Noninterest expenses:
Salaries and employee benefits (note 17)	6,528	6,308	5,473
Equipment	941	828	893
Net occupancy	1,139	956	980
Other (note 21)	3,603	3,716	3,656

Total noninterest expenses	12,211	11,808	11,002

Income before income taxes	6,922	5,887	3,892
Income tax expense (note 14)	2,100	1,743	1,280

Net income	$4,822	$4,144	$2,612

Net income per share - basic	$0.85	$0.74	$0.44
Net income per share - diluted	$0.85	$0.74	$0.44
Weighted average number of common	5,652,604	5,636,904	5,905,365
shares outstanding
Weighted average number of common and
common equivalent shares
outstanding	5,672,007	5,646,608	5,905,365

See accompanying notes to consolidated financial statements.

consolidated statements of stockholders' equity and

comprehensive income
	Years ended December 31, 2003, 2002, and 2001
					Accumulated
		Common		Additional	other		Total
(In thousands, except share and per	Comprehensive	stock		paid-in	comprehensive	Retained	stockholders'
share amounts)	income	Shares	Amount	capital	income (loss)	earnings	equity

Balances, December 31, 2000		5,738,800	$40	$18,873	$(629)	$7,667	$25,951
Comprehensive income:
Net income	$2,612	-	-	-	-	2,612	2,612
Net unrealized gains on investment
securities available for sale, net of
tax effect and reclassification
adjustment (note 22)	894	-	-	-	894	-	894
Total comprehensive income	$3,506
Repurchase of common stock		(44,087)	-	(645)	-	-	(645)
Cash dividends declared, $0.24 per share		-	-	-	-	(1,416)	(1,416)

Balances, December 31, 2001		5,694,713	40	18,228	265	8,863	27,396
Comprehensive income:
Net income	$4,144	-	-	-	-	4,144	4,144
Net unrealized gains on investment
securities available for sale, net of
tax effect and reclassification
adjustment (note 22)	1,460	-	-	-	1,460	-	1,460
Net unrealized gains on interest
rate swap agreement	641	-	-	-	641	-	641
Total comprehensive income	$6,245
Issuance of common stock		27,625	-	233	-	-	233
Repurchase of common stock		(69,734)	(1)	(1,185)	-	-	(1,186)
Cash dividends declared, $0.27 per share		-	-	-	-	(1,512)	(1,512)

Balances, December 31, 2002		5,652,604	39	17,276	2,366	11,495	31,176
Comprehensive income:
Net income	$4,822	-	-	-	-	4,822	4,822
Net unrealized losses on investment
securities available for sale, net of
tax effect and reclassification
adjustment (note 22)	(912)	-	-	-	(912)	-	(912)
Net unrealized losses on interest
rate swap agreement	(390)	-	-	-	(390)	-	(390)
Total comprehensive income	$3,520
Cash dividends declared, $0.35 per share		-	-	-	-	(1,960)	(1,960)

Balances, December 31, 2003		5,652,604	$39	$17,276	$1,064	$14,357	$32,736

consolidated statements of cash flows
Years ended December 31,
(In thousands)	2003	2002	2001

Cash flows from operating activities:
Net income	$4,822	$4,144	$2,612
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization of premises and	722	628	716
equipment
Deferred tax (benefit) expense	(5)	213	(171)
Net amortization of premiums/discounts on	339	354	271
investment securities
Amortization of servicing assets	174	259	274
Amortization of goodwill	-	-	92
Unrealized (gain) loss on interest rate swap	-	(296)	275
Gain on termination of interest rate swap	-	(95)	-
Income from bank-owned life insurance	(436)	(433)	(72)
Provision for loan losses	1,199	1,130	755
Earnings from split-dollar life insurance	(45)	-	-
Net gains on sales of investment securities	(100)	(255)	(247)
Losses on disposal of other real estate	212	-	52
Changes in other assets and liabilities:
Net decrease (increase) in loans held for sale	-	12,107	(6,325)
(Increase) decrease in other assets	(616)	742	(292)
Decrease (increase) in other liabilities	389	347	(365)

Net cash provided by (used in) operating activities	6,655	18,845	(2,425)

Cash flows from investing activities:
Proceeds from sales of investment securities	19,873	18,517	9,209
available for sale
Purchases of investment securities available for sale	(71,503)	(69,263)	(60,134)
and other investments
Purchases of investment securities held to maturity	(349)	(428)	(11,909)
Proceeds from maturities of investment securities	25,235	19,218	27,250
available for sale
Principal collections on investment securities	12,078	11,499	6,179
available for sale
Principal collections on investment securities held to	10	9	7
maturity
Loans made to customers, net of principal collected	(59,633)	(52,156)	(24,527)
on loans
Purchases of premises and equipment and leasehold	(1,371)	(606)	(895)
improvements
Proceeds from sale of other real estate	-	-	1,395
Purchase of bank-owned life insurance	-	-	(6,100)

Net cash used in investing activities	(75,660)	(73,210)	(59,525)

Cash flows from financing activities:
Net increase in demand and savings deposits	$11,809	$18,487	$18,519
Net increase in time deposits	39,364	4,015	37,131
Proceeds from Federal Home Loan Bank advances	5,000	10,000	-
Net increase in other borrowed funds	4,232	25,259	657
Proceeds from issuance of long-term debentures	12,000	-	-
Issuance of common stock	-	233	4
Repurchase of common stock	-	(1,186)	(645)
Dividends paid	(1,960)	(1,512)	(1,419)

Net cash provided by financing activities	70,445	55,296	54,247

Net increase (decrease) in cash and cash	1,440	931	(7,703)
equivalents
Cash and cash equivalents at beginning of year	16,798	15,867	23,570

Cash and cash equivalents at end of year	$18,238	$16,798	$15,867

Supplemental disclosures of cash paid during the year:
Interest	$7,175	$8,060	$11,045
Income taxes	1,916	1,652	1,189
Supplemental disclosures of noncash investing activities:
Transfer of foreclosed loans to other real estate	$697	$141	$800

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

In 2003, the Company created a wholly owned subsidiary, Summit Bank Corporation Capital Trust I, for the purpose of issuing $12 million of 30-year trust preferred securities to a third party. Proceeds from this issuance were loaned to the parent company which then contributed $9 million to the Bank.

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

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by real estate in the metropolitan areas of Atlanta, Georgia and San Jose, California. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits with other banks with original maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

(e) Investment Securities

The Company classifies its investment securities into one of three categories: available for sale, held to maturity, or trading. Investment securities at December 31, 2003 and 2002 consist of obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities.

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

(m) Goodwill

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairments of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001 and applied to all goodwill and other intangible assets recognized in financial statements at the date of adoption.

In accordance with the provisions of SFAS No. 142, the Company tested its goodwill for impairment. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. At December 31, 2003, goodwill is not considered impaired. The Company evaluates goodwill for impairment annually.

At December 31, 2003 and 2002, the Company had net unamortized goodwill of approximately $1,530,000. The Company recorded amortization of approximately $92,000 for the year ended December 31, 2001. The following is a summary of net income and net income per share for the year ended December 31, 2001 excluding goodwill amortization expense.
Reported net income	$2,612,000
Add back goodwill amortization	92,000

Adjusted net income	$2,704,000

Basic net income per share:
Reported net income	$0.44
Add back goodwill amortization	0.02

Adjusted net income	$0.46

Diluted net income per share:
Reported net income	$0.44
Add back goodwill amortization	0.02

Adjusted net income	$0.46

(n) Net Income Per Share

Basic net income per share excludes dilution and is computed by dividing net income by weighted average shares outstanding. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus potential common stock resulting from dilutive stock options.

(o) Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in the interim financial information.

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost determined under SFAS No. 123 would have reduced net income and income per share for the year ended December 31, 2001 to the pro forma amounts indicated below:
Net income	$2,612,000
Deduct total stock-based
compensation expense determined
under fair value based method, net of
related tax effect	(10,000)

Pro forma net income	$2,602,000

Net income per common share:
Basic and diluted:
As reported	$0.44

Pro forma	$0.44

Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the years ended December 31, 2003 and 2002 as no options were granted in those years.

(p) Recent Accounting Pronouncements

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

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective after December 15, 2002. FIN 45 did not have a material effect on the Company's financial condition or results of operations.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46), was issued in January 2003 and was reissued in December 2003 as FASB Interpretation No. 46 (revised December 2003) - (FIN 46R). FIN 46 and FIN 46R is applicable to all special purpose entities no later than the end of the first reporting period ending after December 15, 2003. Pursuant to both FIN 46 and FIN 46R, Summit Bank Corporation Capital Trust I (the Trust) is considered a variable interest entity as its activities are so restricted and predetermined that the equity holders lack the direct or indirect ability to make decisions about the Trust's activities through voting rights or similar rights. Additionally, the common stock equity held by the Company is not considered at risk and, therefore, the common stock equity does not meet the definition of a variable interest. As the Company does not have a variable interest in the Trust, it cannot be the primary beneficiary of the Trust and, therefore, on December 31, 2003, the Company deconsolidated the Trust.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. The standard is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a significant effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company.

(2) Investment Securities Available for Sale

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities available for sale are as follows:
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
(In thousands)	Cost	Gains	Losses	Fair Value

December 31, 2003:
Obligations of U.S.
Government agencies	$53,903	$575	$444	$54,034
Tax-exempt
municipal securities	4,808	169	-	4,977
Mortgage-backed
securities	51,082	1,202	293	51,991

Total	$109,793	$1,946	$737	$111,002

December 31, 2002:
Obligations of U.S.
Government agencies	$63,847	$1,276	$-	$65,123
Tax-exempt
municipal securities	2,570	74	2	2,642
Mortgage-backed
securities	29,706	1,507	31	31,182

Total	$96,123	$2,857	$33	$98,947

Proceeds from the sales of investment securities available for sale during 2003, 2002, and 2001 were $19,873,000, $18,517,000, and $9,209,000, respectively. Gross gains of $100,000, $283,000, and $247,000, and gross losses of $-0-, $28,000, and $-0-, were realized on those sales in 2003, 2002, and 2001, respectively.

Investment securities available for sale with aggregate carrying amounts of approximately $80,302,000 and $60,268,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits, FHLB advances, and for other purposes required or permitted by law.

The amortized cost and estimated fair values of investment securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized	Estimated
(In thousands)	Cost	Fair Value

Due after one year
through five years	$51,053	$51,187
Due after five years
through ten years	4,120	4,204
Due after ten years	3,538	3,620
Mortgage-backed securities	51,082	51,991

Total	$109,793	$111,002

The following investments available for sale have an unrealized loss as of December 31, 2003 for which an other than temporary impairment has not been recognized:
	Estimated	Unrealized
	Fair Value	Loss

Obligations of U.S.
government agencies with
an unrealized loss for less
than 12 months	$33,271	$444
Mortgage-backed securities:
With an unrealized loss
for less than 12 months	30,994	256
With an unrealized loss for
more than 12 months	747	37

	$65,012	$737

` At December 31, 2003, there were five obligations of U.S. government agencies and ten mortgage-backed securities with an unrealized loss for less than 12 months and two mortgage-based securities with an unrealized loss for more than 12 months. The total estimated fair value of the securities with an unrealized loss at December 31, 2003 represented 98.9% of the book value; therefore, the impairment is not considered severe. While the duration of the impairment is dependent on the market and a fluctuating yield curve, 60% of the duration of the existing unrealized loss could be shortened by the issuing agency calling the securities.

(3) Investment Securities Held to Maturity

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities held to maturity at December 31, 2003 and 2002 are as follows:
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
(In thousands)	Cost	Gains	Losses	Fair Value

December 31, 2003:
Tax-exempt
municipal securities	$11,437	$505	$2	$11,940
Mortgage-backed
securities	1,038	89	-	1,127

Total	$12,475	$594	$2	$13,067

December 31, 2002:
Tax-exempt
municipal securities	$11,321	$230	$22	$11,530
Mortgage-backed
securities	1,026	35	-	1,061

Total	$12,347	$265	$22	$2,591

Investment securities held to maturity with aggregate carrying amounts of approximately $1,446,000 at December 31, 2003 were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized costs and estimated fair values of investment securities held to maturity at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized	Estimated
(In thousands)	Cost	Fair Value

Due after one year
through five years	$1,442	$1,446
Due after five years
through ten years	445	453
Due after ten years	9,550	10,041
Mortgage-backed securities	1,038	1,127

Total	$12,475	$13,067

The following investment held to maturity has an unrealized loss as of December 31, 2003 for which an other than temporary impairment has not been recognized:
	Estimated	Unrealized
(In thousands)	fair value	loss

Tax-exempt municipal
securities with an unrealized
loss for less than 12 months	$327	$2

One security held to maturity had an unrealized loss at December 31, 2003. This municipal security was purchased in December 2003. The unrealized loss was considered immaterial to the financial statements; however, the duration of the loss is unknown and a function of the general market environment and constantly changing yield curve.

(4) Other Investments

Other investments at December 31, 2003 and 2002 are summarized as follows:
(In thousands)	2003	2002

Federal Home Loan
Bank stock	$1,250	$1,000
Federal Reserve Bank stock	656	387
Lenders for Community
Development common stock	343	243

Total	$2,249	$1,630

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

During the year ended December 31, 2001, the Company entered into two interest rate swap agreements. A variable rate interest rate swap with a notional amount of $5,000,000 was designated as a hedge against the change in fair value of $5,000,000 of fixed rate FHLB advances. The interest rate swap had the effect of changing the fixed rate debt obligation to variable rate cash flows. As the interest rate swap qualified as a fair value hedge, the Company marked both the interest rate swap and the FHLB advance to fair value. Interest expense for the year ended December 31, 2001 includes $3,000 in net gains representing fair value hedge ineffectiveness arising from differences between the critical terms of the interest rate swap and the hedged debt obligation. During June 2002, the hedge was determined to be ineffective and an $84,000 unrealized gain was recorded in the income statement representing the change in fair value of the interest rate swap. In August 2002, the Company terminated the interest rate swap agreement and recorded a realized gain of $95,000.

A fixed rate interest rate swap with a notional amount of $25,000,000 was entered into in 2001 to reduce the interest rate risk on certain variable rate loans. The interest rate swap had the effect of changing the variable-rate cash flow exposure on a portion of the loan portfolio to fixed rate cash flows. At the date of inception of the swap it was designated as a trading instrument, and consequently, any fluctuations in fair value of the interest rate swap were recorded in earnings. In January 2002, the Company designated the interest swap as a hedge of certain variable cash flows resulting in future changes in fair value being recorded in accumulated other comprehensive income. During 2002, the Company recorded a $296,000 unrealized gain in the income statement prior to the interest rate swap being designated as a hedge and a $641,000 unrealized gain, net of income taxes, in accumulated other comprehensive income subsequent to the designation. During 2003, the Company recorded a $194,000 unrealized loss, net of income taxes, in accumulated other comprehensive income as a result of this interest rate swap.

During the year ended December 31, 2003, the Company entered into two additional fixed rate interest swaps with notional amounts of $25,000,000 each. These swaps were designated as hedges of certain variable cash flows in a portion of the loan portfolio. Any future changes in fair value resulting from these interest rate swaps will be recorded in accumulated other comprehensive income. During 2003, the Company recorded a $204,000 unrealized loss and an $8,000 unrealized gain, both net of income taxes, in accumulated other comprehensive income for these two interest rate swaps.

The outstanding contracts at December 31, 2003 and 2002 are as follows:
	Notional		Rate	Maturity	Fair
(Amounts in thousands)	Amount	Rate Paid	Received	Date	Value

December 31, 2003:
Fixed rate swap - prime	$25,000	4.00%	6.430%	October 2004	$575
Fixed rate swap - prime	25,000	4.00%	5.260%	March 2007	(292)
Fixed rate swap - prime	25,000	4.00%	6.135%	July 2008	27
December 31, 2002:
Fixed rate swap - prime	$25,000	4.25%	6.430%	October 2004	$926

(6) Loans

A summary of loans at December 31, 2003 and 2002 is as follows:
(In thousands)	2003	2002

Commercial, financial,
and agricultural	$66,727	$65,896
Real estate - construction	15,569	3,531
Real estate - mortgage	234,653	189,318
Installment loans to individuals	1,294	1,301
Less unearned income	(1,171)	(1,053)

Loans, net of unearned income	317,072	258,993

Less allowance for loan losses	(4,047)	(3,435)

Net loans	$313,025	$255,558

Activity in the allowance for loan losses for the years ended December 31, 2003, 2002, and 2001 was as follows:

(In thousands)	2003	2002	2001

Balance, beginning of year	$3,435	$3,234	$3,141
Provision for loan losses	1,199	1,130	755
Loans charged off	(770)	(1,076)	(983)
Recoveries	183	147	321

Balance, end of year	$4,047	$3,435	$3,234

Impaired loans and related amounts included in the allowance for loan losses at December 31, 2003 and 2002 are as follows:
	2003		2002
(In thousands)	Balance	Allowance	Balance	Allowance

Impaired loans,
with a related
allowance	$314	$57	$320	$80
Impaired loans,
without allowance	78	-	545	-

The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $78,000 and $153,000 at December 31, 2003 and 2002, respectively, did not have a related allowance because these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 2003, 2002, and 2001 was $938,000, $534,000, and $1,052,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2003, 2002, and 2001 was approximately $17,000, $29,000, and $125,000, respectively.

Nonaccrual loans amounted to approximately $392,000 and $865,000 at December 31, 2003 and 2002, respectively. Interest income on nonaccrual loans at December 31, 2003, 2002, and 2001, which would have been reported on an accrual basis in 2003, 2002, and 2001, amounted to approximately $57,000, $30,000, and $99,000, respectively.

At December 31, 2003 and 2002, the Company was servicing loans for others with aggregate principal balances of approximately $18,139,000 and $24,953,000, respectively.

(7) Premises and Equipment

Premises and equipment at December 31, 2003 and 2002 consisted of the following:
(In thousands)	2003	2002

Land	$685	$685
Building	1,414	1,386
Other furniture and equipment	4,923	3,879
Leasehold improvements	1,124	635

	8,146	6,585
Less accumulated depreciation
and amortization	(4,093)	(3,181)

Premises and equipment, net	$4,053	$3,404

(8) Intangible Assets

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 2003, 2002, and 2001:
(In thousands)	2003	2002	2001

Balance at beginning of year	$393	$652	$926
Amortization of servicing assets	(174)	(259)	(274)

Balance at end of year	$219	$393	$652

The results of the Company's impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 2003 and 2002.

(9) Reserve Requirements

At December 31, 2003 and 2002, the Federal Reserve Bank required that the Bank maintain a reserve balance of $6,140,000 and $4,990,000, respectively.

(10) Deposits

A summary of time deposits by maturity as of December 31, 2003 follows:
(In thousands)

Time to maturity:
One year or less	$153,831
Over one year through two years	26,541
Over two years through three years	10,248
Over three years through four years	12,850
Over four years through five years	2,969
Over five years	91

$206,530

At December 31, 2003, the Company had approximately $3,146,000 in deposits from its directors, executive officers, and principal stockholders and their affiliates.

(11) Other Borrowed Funds

Other borrowed funds at December 31, 2003 and 2002 include securities sold under agreements to repurchase totaling $34,957,000 and $21,225,000, respectively. The securities sold under agreements to repurchase at December 31, 2003 and 2002 were secured by certain U.S. agency securities with an aggregate carrying value of approximately $35,467,000 and $21,957,000, respectively. All securities sold under the agreements to repurchase were under the Bank's control. The repurchase agreements at December 31, 2003 and 2002 have maturities of less than 90 days.

The following summarizes pertinent data related to securities sold under agreements to repurchase for the years ended December 31, 2003, 2002, and 2001:
	2003	2002	2001

Weighted average
borrowing rate
at year-end	1.01%	1.19%	3.95%
Weighted average
borrowing rate
during the year	1.00%	1.61%	1.78%
Average daily
balance during
the year	$17,805,000	$10,501,000	$6,092,000
Maximum month
end balance during
the year	$34,957,000	$13,005,000	$7,550,000

Other borrowed funds at December 31, 2002 also included $9,500,000 in Federal funds purchased.

During 2003 and 2002, the Company had available under a line of credit with SunTrust Bank of Atlanta approximately $3,000,000. As renewed, the line of credit bears interest at prime minus 1%, and expires August 31, 2004. The Company has pledged 4,000 shares (27% of the outstanding shares) of the Bank's common stock as collateral under this line of credit. At December 31, 2003 and 2002, the Company had no borrowings outstanding under this credit line.

(12) Federal Home Loan Bank Advances

At December 31, 2003 and 2002, the Bank had available line of credit commitments with the Federal Home Loan Bank of Atlanta (FHLB) totaling $57,480,000, of which $25,000,000 and $20,000,000, respectively, had been advanced. An advance of $5,000,000 bears interest at a fixed rate of 5.69%, matures on November 16, 2005 and is callable on a quarterly basis. An advance of $10,000,000 bears interest at a fixed rate of 1.13% which can be converted at the Federal Home Loan Bank's discretion to a floating rate on a quarterly basis. This advance matures on February 2, 2006. An advance of $10,000,000 bears interest at a floating rate of LIBOR minus 0.59% until February 24, 2004 (0.58% at December 31, 2003), at which time the rate converts to a fixed rate of 2.21% and is callable on a quarterly basis. This advance matures on February 24, 2006. The Bank has pledged approximately $27,625,000 in U.S. Government and mortgage-backed securities as collateral for advances under this line of credit.

(13) Long-Term Debentures

In September 2003, the Company formed a wholly owned subsidiary, Summit Bank Corporation Capital Trust I (the Trust). During 2003, the Trust completed a private placement of $12,000,000 of Company-obligated mandatorily redeemable securities of a subsidiary holding solely parent debentures (trust preferred securities) to an institutional buyer. The proceeds from the sale were invested in floating rate junior subordinated notes (long-term debentures) issued by the Company, and the Company issued a limited, irrevocable guarantee of the Trust's obligations relating to the trust preferred securities. The long-term debentures have a 30-year term and have a floating rate equal to three-month LIBOR plus 3.1%, which adjusts quarterly (4.30% at December 31, 2003). The long-term debentures and the trust preferred securities are callable by the Company or the Trust, as applicable, at its option after five years, or sooner in certain specific events, subject in all cases to prior approval by the Federal Reserve Board, to the extent required. In each case, redemption will be made at price to 100% of the face amount of the trust preferred securities, plus the accrued and distribution thereon through the redemption date. In addition, the Company and the Trust have the ability to defer interest and redemption date.

The Trust has been determined to be a variable interest entity and, in accordance with FIN 46R, the Company has not consolidated the Trust at December 31, 2003.

Financial information for the Trust, including the balance sheet as of December 31, 2003 and the income statement for the period ended December 31, 2003, is as follows:
(In thousands)

Assets:
Cash	$140
Note receivable	12,000
Other assets	240

Total assets	$12,380

Liabilities:
Company obligated mandatorily
redeemable securities of subsidiary
holding solely parent debentures	$12,000

Equity	380

Total liabilities and equity	$12,380

Interest income	$133
Interest expense	(133)

Net income	$-

(14) Income Taxes

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2003, 2002, and 2001 consists of:
(In thousands)	2003	2002	2001

Federal - current	$1,922	$1,477	$1,325
State - current	183	53	126
Federal - deferred	33	203	(144)
State - deferred	(38)	10	(27)

Total	$2,100	$1,743	$1,280

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2003, 2002, and 2001 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

(In thousands)	2003	2002	2001

Computed "expected"
income tax expense	$2,353	$2,002	$1,323
Increase (decrease)
resulting from:
State income taxes,
net of Federal tax benefit	96	42	65
Amortization of goodwill	-	-	31
Meals and
entertainment expenses	17	15	15
Income from bank-owned
life insurance	(164)	(147)	(24)
Tax-exempt interest	(197)	(190)	(124)
Other	(5)	21	(6)

Total	$2,100	$1,743	$1,280

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2003 and 2002 are presented below:

(In thousands)	2003	2002

Deferred tax assets (liabilities):
Loans, principally due to
allowance for loan losses	$1,170	$903
Premises and equipment, principally
due to differences in depreciation	26	155
Other	(144)	(114)
Net Federal and State operating
loss carryforwards	3,740	3,849
Unrealized loss on interest rate swap	-	(6)
Net unrealized holding gains on
investment securities available for
sale and interest rate swaps	(436)	(1,365)

Total deferred tax assets	4,356	3,422
Less valuation allowance	(2,741)	(2,741)

Deferred tax assets, net of
valuation allowance	$1,615	$681

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2003.

At December 31, 2003 and 2002, the Company had net operating loss carryforwards of approximately $9,740,000 and $10,062,000, respectively, for Federal income tax purposes and approximately $7,551,000 and $7,564,000, respectively, for state income tax purposes which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2008, with annual limitations on their utilization. Due to these limitations, certain of these net operating losses will not be used, and the Company has recorded a valuation allowance on the related deferred tax asset.

(15) Commitments and Contingencies

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 2003, the Company had outstanding loan commitments totaling $30,349,000 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 2003, commitments under standby and commercial letters of credit and guarantees aggregated $5,300,000.

The Company has several noncancelable operating leases, primarily for banking offices. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2003, 2002, and 2001 was approximately $922,000, $815,000, and $750,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2003 are:
(In thousands)

Year ending December 31:
2004	$1,097
2005	1,179
2006	1,031
2007	931
2008	568
Thereafter	1,192

Total minimum lease payments	$5,998

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(16) Stockholders' Equity

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company's board of directors.

On October 30, 2002, the Company's board of directors approved a 2-for-1 stock split payable on November 18, 2002 to shareholders of record on November 13, 2002. On February 5, 2001, the Company's board of directors approved a 20% stock dividend payable on February 16, 2001, to shareholders of record on February 15, 2001. An additional 329,545 shares were issued as a result of this dividend. All weighted average share and per share information in the accompanying consolidated financial statements has been restated to reflect the effect of the additional shares outstanding from the stock split and stock dividend.

(17) Employee Benefit Plans

The Company has a Stock Incentive Plan (the Plan). The exercise price for incentive options issued under the Plan is determined by the Board or Stock Option Committee as of the date the option is granted. The period for the exercise of options does not exceed the earlier of ten years from the date of grant or expiration of the Plan. The Company has reserved 685,409 shares of common stock for the Plan.

Stock option activity during the years ended December 31, 2003, 2002, and 2001 is as follows:
	2003	2002	2001

Options outstanding
at beginning of year	36,000	86,400	72,000
Options granted	-	-	14,400
Options exercised	-	50,400	-

Total	36,000	36,000	86,400

Options exercisable at
end of year	36,000	36,000	86,400
Option prices per share -
options outstanding at
end of year	$4.64	$4.64	$4.65

The options outstanding at December 31, 2003 had a weighted average exercise price of $4.64 and a weighted average contractual maturity of 1.8 years.

The per share weighted average fair value of stock options granted with an exercise price equal to market during 2001 was $2.12, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of five years; expected annual dividend rate of 5%; risk-free interest rate of 4.41%; and expected volatility of 31%. There were no stock options granted during 2003 and 2002. The stock options granted in January 2001 vested immediately.

The Company has a savings plan (the Savings Plan) administered under the provisions of the Internal Revenue Code Section 401(k). During 2003, 2002, and 2001, the Company and Bank made contributions totaling $83,679, $71,276, and $59,745, respectively, to the Savings Plan. The Company computes contributions based on the matching of 50% of employee contributions up to 5% of the employee's compensation.

(18) Regulatory Matters

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

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

The actual capital amounts and ratios are also presented in the table below:
					Minimum to be Well
			Minimum for		Capitalized Under Prompt
			Capital		Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2003:
Total capital - risk-based (to risk-weighted assets):
Bank	$43,381	13.25%	$26,183	8.0%	$32,729	10.0%
Consolidated	46,168	14.09	26,221	8.0	N/A	N/A
Tier 1 capital - risk-based (to risk-weighted assets):
Bank	39,334	12.02	13,091	4.0	19,637	6.0
Consolidated	40,161	12.26	13,111	4.0	N/A	N/A
Tier 1 capital - leverage (to average assets):
Bank	39,334	8.36	18,823	4.0	23,528	5.0
Consolidated	40,161	8.52	18,840	4.0	N/A	N/A
As of December 31, 2002:
Total capital - risk-based (to risk-weighted assets):
Bank	$30,045	11.28%	$21,306	8.0%	$26,632	10.0%
Consolidated	30,604	11.49	21,310	8.0	N/A	N/A
Tier 1 capital - risk-based (to risk-weighted assets):
Bank	26,711	10.03	10,664	4.0	15,996	6.0
Consolidated	27,242	10.23	10,666	4.0	N/A	N/A
Tier 1 capital - leverage (to average assets):
Bank	26,711	6.91	15,433	4.0	19,291	5.0
Consolidated	7,242	7.04	15,468	4.0	N/A	N/A

(19) Fair Values of Financial Instruments

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

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 2003 and 2002 were not material.

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

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

Long-term debentures: The fair value of the long-term debentures estimates its carrying value due to the variable rate nature of the debentures.

The estimated fair value of the Company's financial instruments as of December 31, 2003 and 2002 are as follows:
	2003		2002
	Carrying	Fair	Carrying	Fair
(In thousands)	Value	Value	Value	Value

Assets:
Cash and due from banks	$16,227	$16,227	$16,058	$16,058
Interest-bearing deposits in other banks	261	261	740	740
Federal funds sold	1,750	1,750	-	-
Investment securities available for sale	111,002	111,002	98,947	98,947
Investment securities held to maturity	12,475	13,067	12,347	12,591
Interest rate swaps	602	602	926	926
Other investments	2,249	2,249	1,630	1,630
Loans, net	313,025	316,111	255,288	257,629
Liabilities:
Deposits:
Noninterest-bearing	$85,103	$85,103	$74,143	$74,143
Interest-bearing demand and savings	76,966	76,966	76,117	76,117
Time deposits	206,530	209,583	167,166	171,154
Federal Home Loan Bank advances	25,000	24,578	20,000	20,015
Other borrowed funds	34,957	34,957	30,725	30,725
Interest rate swaps	292	292	-	-
Long-term debentures	12,000	12,000	-	-

(20) Condensed Financial Information of Summit Bank Corporation (Parent Company Only)

Condensed Balance Sheets
	December 31,
(In thousands, except share and per share amounts)	2003	2002

Assets
Cash and due from Bank	$2,363	$593
Investment in the Bank, at equity	41,949	30,647
Investment securities held to maturity	22	-
Investment in nonbank subsidiaries	274	(106)
Due from nonbank subsidiary	165	165
Other assets	29	44

Total assets	$44,802	$31,343

Liabilities and Stockholders' Equity
Accrued liabilities	$66	$167
Long-term debentures	12,000	-

Total liabilities	12,066	167

Stockholders' equity:
Common stock, $0.01 par value. Authorized
100,000,000 shares; issued
and outstanding 5,652,604 shares in 2003 and 2002	39	39
Additional paid-in capital	17,276	17,276
Accumulated other comprehensive income	1,064	2,366
Retained earnings	14,357	11,495

Total stockholders' equity	32,736	31,176

Total liabilities and stockholders' equity	$44,802	$31,343

Condensed Statements of Income
	Years ended December 31,
(In thousands)	2003	2002	2001

Income:
Interest on investment securities	$-	$16	$64
Other loss	-	(18)	-
Dividend income received from Bank	1,425	1,725	-

Total income	1,425	1,723	64

Expense:
Interest expense	133	17	-
Operating expenses	174	260	345

Total expense	307	277	345

Income (loss) before taxes and equity in
undistributed net income of subsidiaries	1,118	1,446	(281)
Income tax benefit	100	98	93

Income (loss) before equity in undistributed net
income of subsidiaries	1,218	1,544	(188)
Equity in undistributed net income of subsidiaries	3,604	2,600	2,800

Net income	$4,822	$4,144	$2,612

Condensed Statements of Cash Flows (Parent Company only)
	Years ended December 31
(In thousands)	2003	2002	2001

Cash flows from operating activities:
Net income	$4,822	$4,144	$2,612
Adjustments to reconcile net income to net cash provided
by (used in) operating activities:
Net losses on sales of investment securities available for sale	-	18	-
Equity in undistributed net income of subsidiaries	(3,604)	(2,600)	(2,800)
Decrease in due from nonbank subsidiary	-	45	61
Decrease (increase) in other assets	15	(11)	(19)
(Increase) decrease in other liabilities	(101)	121	-

Net cash provided by (used in) operating activities	1,132	1,717	(146)

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	-	884	-
Purchase of investment securities held to maturity	(22)	-	-
Contribution to bank subsidiary	(9,000)	-	(1,500)
Contribution to nonbank subsidiary	(380)	-	-

Net cash (used in) provided by investing activities	(9,402)	884	(1,500)

Cash flows from financing activities:
Proceeds from issuance of long-term debentures	12,000	-	-
Dividends paid to shareholders	(1,960)	(1,512)	(1,419)
Issuance of common stock	-	233	4
Repurchase of common stock classified as unissued	-	(1,186)	(645)

Net cash provided by (used in) financing activities	10,040	(2,465)	(2,060)

Net increase (decrease) in cash and cash equivalents	1,770	136	(3,706)
Cash and cash equivalents at beginning of year	593	457	4,163

Cash and cash equivalents at end of year	$2,363	$593	$457

Supplemental disclosure of cash paid during the year:
Income taxes	$1,916	$1,652	$1,189
Interest	133	17	-

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. The Office of the Comptroller of the Currency (OCC) requires its prior approval for a bank to pay dividends in excess of the bank's net profits to date for that year combined with its retained net profits for the preceding two years. The amount of cash dividends available from the bank subsidiary for payment in 2004 is approximately $6,199,000 plus earnings in 2004, if any. At December 31, 2003, approximately $35,750,000 of the Company's investment in the bank subsidiary is restricted as to dividend payments from the bank subsidiary to the Parent Company.

(21) Supplemental Financial Data

Components of other noninterest expenses in excess of 1% of total interest and noninterest income for any of the respective years are as follows:
	Years ended December 31
(In thousands)	2003	2002	2001

Data/item processing	$456	$438	$447
Postage and courier	326	293	293
Telephone	316	275	303
Marketing and community relations	300	137	286
Other professional services	250	316	301
Legal fees	175	303	543
Other losses	71	387	141

(22) Comprehensive Income

Comprehensive income includes net income and other comprehensive income which includes the effect of unrealized holding gains and losses on investment securities available for sale and interest rate swaps in stockholders' equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2003, 2002, and 2001.
	Pretax	Tax (Expense)	Net of Tax
(In thousands)	Amount	Benefit	Amount

December 31, 2003:
Net unrealized holding losses on investment securities	$(1,715)	$744	$(971)
available for sale
Net unrealized holding loss on interest rate swaps	(616)	226	(390)
Less reclassification adjustment for net gains realized in	100	(41)	59
net income

Other comprehensive income	$(2,231)	$929	$(1,302)

December 31, 2002:
Net unrealized holding gains on investment securities	$2,621	$(1,002)	$1,619
available for sale
Net unrealized holding gain on interest rate swaps	905	(264)	641
Less reclassification adjustment for net gains realized in	255	(96)	159
net income

Other comprehensive income	$3,271	$(1,170)	$2,101

December 31, 2001:
Net unrealized holding gains on investment securities	$1,602	$(545)	$1,057
available for sale
Less reclassification adjustment for net gains realized in	247	(84)	163
net income

Other comprehensive income	$1,355	$(461)	$894

(23) Quarterly Financial Data (Unaudited)

The supplemental quarterly financial data are as follows:
Quarters ended
	March 31,	June 30,	September 30,	December 31,
(In thousands)	2003	2003	2003	2003

Interest income	$5,500	$5,641	$5,967	$6,440
Interest expense	1,801	1,739	1,720	1,885
Net interest income	3,699	3,902	4,247	4,555
Provision for loan losses	214	108	477	400
Net income	1,030	1,203	1,227	1,362
Net income per share - basic	0.18	0.21	0.22	0.24
Net income per share - diluted	0.18	0.21	0.22	0.24

Quarters ended
	March 31,	June 30,	September 30,	December 31,
(In thousands)	2002	2002	2002	2002

Interest income	$5,235	$5,446	$5,559	$5,661
Interest expense	2,046	2,055	2,022	1,976
Net interest income	3,189	3,475	3,537	3,685
Provision for loan losses	365	212	194	359
Net income	849	1,017	1,109	1,169
Net income per share - basic	0.15	0.17	0.21	0.21
Net income per share - diluted	0.15	0.17	0.21	0.21

(24) Subsequent Event

On January 26, 2004, the Company's board of directors approved a 50% stock dividend payable on February 17, 2004, to shareholders of record on February 9, 2004. An additional 1,884,175 shares were issued as a result of this dividend. All weighted average share and per share data have been restated to reflect the stock dividend.

Independent Auditors' Report

The Board of Directors and Stockholders

Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Atlanta, Georgia

January 9, 2004, except as to

note 24, as to which the

date is January 26, 2004