Form 10-K, Exhibit 13
period 2004-12-31
SUMMIT BANK CORP
filed 2005-03-30
CIK 820067

FINANCIAL HIGHLIGHTS

As of December 31,	2004	2003	2002	2001	2000

(dollars in thousands, except share and per share data)
Balance Sheet Data
Total assets	$547,708	$477,145	$402,860	$341,443	$283,403
Loans	339,205	317,072	258,723	219,744	190,354
Deposits	434,453	368,599	317,426	294,924	239,274
Stockholders' equity	34,629	32,736	31,176	27,396	25,950
Year ended December 31,	2004	2003	2002	2001	2000

Statement of Income Data
Net interest income	18,430	16,403	13,802	12,465	14,269
Provision for loan losses	1,090	1,199	1,130	755	1,250
Noninterest income	3,928	3,929	5,023	3,184	3,530
Noninterest expenses	13,737	12,211	11,808	11,002	10,692
Income tax expense	2,378	2,100	1,743	1,280	2,070
Net income	$5,153	$4,822	$4,144	$2,612	$3,787

Per Share Data
Book value per share at year end	$6.09	$5.79	$5.51	$4.72	$4.37
Basic earnings per share	.91	.85	.74	.44	.64
Diluted earnings per share	.91	.85	.74	.44	.64
Weighted-average shares
outstanding - basic	5,686,563	5,652,604	5,636,904	5,905,365	5,950,833
Weighted-average shares
outstanding - diluted	5,687,303	5,672,007	5,646,608	5,905,365	5,950,833
Dividends declared	$.40	$.35	$.27	$.24	$.20

Ratios
Return on average assets	1.03%	1.11%	1.12%	.80%	1.35%
Return on average equity	15.29%	15.09%	14.61%	9.65%	15.94%
Net interest margin	3.94%	4.08%	4.02%	4.14%	5.67%
Non-performing assets/total
loans and other real estate	.84%	.12%	.39%	.21%	1.06%
Allowance for loan losses/total loans	1.34%	1.28%	1.33%	1.47%	1.65%
Note: Share and per share data have been adjusted for the 50% stock dividend effective February 17, 2004, as well as the 2002 and 2001 stock dividends.

TO OUR SHAREHOLDERS

2004 was a year Summit reached a milestone of exceeding a half billion dollars in total assets accompanied by record earnings. Summit ended the year with total assets of $548 million, an increase of 15% from $477 million a year ago. Net income increased 7% to $5.2 million, or $.91 per share, diluted, compared to $.85 in 2003. Our return on equity improved to 15.29% from 15.09% for the prior year.

These results speak to Summit's solid balance sheet and core earnings. Net interest income increased by 12.4% to $18.4 million, largely the result of a $66 million increase in average earning assets, supported by a $47 million increase in average deposits. Average loans outstanding increased by 16% even though period-end loans outstanding were $335 million, increasing by 7%. Average deposits increased 14% while period-end deposits were $434 million compared to $369 million in 2003, an increase of 18%. Interest free demand deposits were 24% of all deposits, strong by community bank standards.

"Our people are truly our greatest strength. As we move forward, we are confident that we have a knowledgeable team and a solidly built infrastructure we need to take advantage of the business opportunities that lie ahead."

These results were achieved in a year of significant infrastructure expansion. This expansion included the opening of a limited service branch to facilitate deposits from loan customers and to attract international trade services from the south side of Atlanta; the building of a branch in the affluent Atlanta suburb of Duluth, where we have begun to see a concentration of Korean and Chinese businesses and residences; the relocation of our San Jose Branch to a much more prominent location, as well as the first full year of expenses for our Fremont Branch which opened in July of 2003 and the opening of the Representative Office in China in mid-year 2004. The Park Village Branch in Duluth opened in March of 2005; however, staffing began in the third quarter of 2004. Other infrastructure expenses included additional personnel for the risk management and compliance areas.

This year, we intend to focus on capitalizing on the expanded capacity in both the branch network and international trade services. We have already experienced some of the benefits of local representation in China, both in terms of establishing correspondent relationships with banks in China that cater to private sector exporters for fee-based transaction business, as well as the ability to assist U.S. importers and exporters doing business in China. 2004 was the third consecutive year of increased international fee income. International fee income grew 8%, experiencing a 25% growth in the fourth quarter, compared to the same period a year ago. While international business is cyclical and closely related to economic conditions and inventory movement, we see evidence of improving momentum for continued growth this year.

Our new Park Village Branch is well positioned for success with the expanding Korean and Chinese communities in the Duluth area. With diligent canvassing and the advantage of being the first Asian-focused financial institution in this affluent part of town, we expect to build a meaningful share of small business and Asian banking relationships in this area. Our California branches continue to experience steady growth. While we have no immediate plans to build additional branches for 2005, we may consider expanding our California footprint should any sensible acquisition opportunities arise. Adding real value for our shareholders remains our primary goal.

In 2004 we continued to see improved liquidity of our shares, partly due to increased visibility in the investment community. In February 2004, the Board announced a 50% stock dividend and 14% increase in our cash dividend. Our share price began the year trading at $10.54 and ended the year trading at $17.28 (adjusted for the split). Management will continue to work diligently along our strategy and plan for growth and profitability, as well as expanding awareness of our stock among analysts, investors and potential investors.

With ever increasing regulatory requirements in the banking industry, we have taken a proactive approach to the importance of compliance in 2004 as we reached a new stage in our organizational growth. Summit employees have been stretched and challenged with a number of compliance requirements, but, as always, they rose to the occasion, and we are better for it. 2005 will see continued efforts to ensure that we meet the requirements proportionate to our current business model and as required by recently enacted laws and regulations.

We believe that our strengthened organizational structure, the professionalism of our officers and employees, our shared objective of working together to make a better future for ourselves, our strong conviction in serving well our diverse customer base, our responsibility to generate a meaningful return for our shareholders and our continued commitment to our communities will take Summit to the next level.

Towards this end, we are grateful for our active Board of Directors who keeps us unswervingly on course, our seasoned management team, and our outstanding employees at all levels of the organization who bring our vision and mission to life. The Board and Management acknowledge the contribution of all employees for their hard work and dedication, which has made Summit a company we can all feel proud of.

Taking our bank to the next level would not be possible without the thousands of loyal customers who entrust us with their business dreams and plans and the shareholders who see wisdom investing in our dream of becoming the premiere bank for small business, ethnic, and international business. To all of you, on behalf of the Board of Directors, we express our infinite gratitude, and we look forward to serving you in the coming year.

Sincerely,

/s/ Pin Pin Chau	/s/ Carl L. Patrick, Jr.
Pin Pin Chau	Carl L. Patrick, Jr.
Chief Executive Officer,	Chairman,
Summit Bank Corporation	Summit Bank Corporation
The Summit National Bank

HAVING IT TOGETHER TO TAKE US TO THE NEXT LEVEL

By tirelessly assessing, building, refining and strengthening our infrastructure at every juncture of our growth, we ensure that we have the human resources capacity, the technological support, the physical facilities and financial integrity to sustain us through the current stage and enable us to reach the next step in our strategic plan. 2004 was a year we expended significant energy and financial resources to building infrastructure, which we will work hard this year to ensure the company reaps the benefits by leveraging on these resources.

SUMMIT PEOPLE RISE TO CHALLENGES AND WE ARE BETTER FOR OUR SHARED EXPERIENCES

Whether they grew their expertise with us or joined us because we need their expertise, Summit people work together to provide solutions as working teams.

"WE LIKE TO HIRE PEOPLE WHO HAVE A DESIRE TO SATISFY THEIR PERSONAL HIGH STANDARDS, ARE SELF-MOTIVIATED AND ARE DRIVEN BY THEIR OWN INTEGRITY."  Dianne McLeod, VP, Director, Human Resources

In 2004, we mobilized the entire bank, and a special team worked to refine our performance evaluation process. The new process encourages communication between the supervisors and the supervised and provides evaluation on quantifiable metrics as well as attributes important and unique to Summit. This allows for our beneficial diversity, but still provides definable standards for all. In addition, we implemented a new time keeping system, and strengthened our fiduciary oversight of the employee benefits plan.

MAKING SURE OUR FRONT LINE IS SUPPORTED

During the past year, a work team reviewed and assessed our core operating system, comparing current and future needs with available technology that could satisfy these needs - providing the means to take us to the next level. In the end we decided to enhance the existing system, resulting in a more cost effective solution.

"THE UPCOMING ENHANCEMENTS OF OUR CORE PROCESSING CAPABILITY AND THE RELENTLESS DEDICATION OF THE BACK OFFICE STAFF ENABLE US TO FOCUS ON OUR FIRST PRIORITY OF PROVIDING THE BRANCHES EXCELLENT SUPPORT TO SERVE OUR CUSTOMERS." Sue Brown, VP, Manager Deposit Operations

Working closely with the Information Technology (IT) area Deposit Operations will implement these enhancements to our core processor in 2005 that will improve efficiency throughout the bank. We engaged professional assistance to evaluate our network security and efficiency, and the IT staff was quick to make improvements that benefit us now and in the future.

"DEPLOYING NEW TECHNOLOGIES HAS ENABLED US TO REDUCE COSTS AND STREAMLINE THE EFFICIENCIES OF OUR SUPPORT SYSTEMS, WHICH HELP POSITION SUMMIT FOR THE NEXT LEVEL OF GROWTH."  Tim Henson, AVP, Manager, Information Technology

Additional staff was added in 2004 to accommodate business growth and to ensure timely response to technical issues. IT has also been instrumental in the migration to new international trade finance system, BankTouch Trade.

In addition to promoting our unique brand position and support for products and promotion for the retail branches, marketing also provided significant support to corporate investor relations in 2004.

"WHETHER INTRODUCING A NEW BANK PRODUCT TO THE SMALL BUSINESS COMMUNITY, COMMUNICATING THE CORPORATE MESSAGE TO THE INVESTMENT COMMUNITY, ATTENDING A NETWORKING EVENT, OR REACHING OUT TO VOLUNTEER IN OUR LOCAL COMMUNITIES, THE MOST COMMON REACTION I HEAR IS "WOW, WHAT A DYNAMIC PLACE!" I BELIEVE THE SENSE OF GRATIFICATION THAT THIS REACTION BRINGS IS WHAT DRIVES US TO THE NEXT LEVEL."  Dan Johnson, Director, Marketing

A strong investor initiative will continue to build in 2005 and attention to commercial and international product offerings will be the new focus.

HAVING IT ALL-PROFITABILITY AND
FINANCIAL INTEGRITY

Summit has always valued financial discipline and integrity. With the anticipated compliance with the Sarbanes Oxley Act section 404, we redoubled our efforts in 2004, and continuing into 2005, to document, evaluate, improve and monitor our internal control process. Each area of the bank has been challenged to go beyond the everyday to a wide and deeper perspective on internal control and risk management.

"IT IS EXCITING TO BE AT THE FINANCIAL AXIS OF AN INTEGRATED ORGANIZATION, TO MANAGE THE DEPARTMENT THAT BRINGS IT ALL TOGETHER AS ALL TRANSACTIONS FEED INTO THE GENERAL LEDGER FROM WHICH FINANCIAL AND REGULATORY REPORTS ARE PRODUCED. INTERNAL CONTROL IN EVERY AREA OF THE BANK IS CRITICAL TO THE ACCURACY OF FINANCIAL REPORTS."  Suzanne Long, VP Controller

EXTENDING OUR REACH IN INTERNATIONAL
TRADE SERVICES

In 2004 Summit moved forward with the conversion of our international operating system to a web-based system developed by the bank in conjunction with a technology vendor. The implementation of BankTouch Trade makes it possible to complete international trade transactions more efficiently and conveniently than ever before. This system is fully integrated to SWIFT (the internationally recognized payment and communication system) and provides a secure environment to effect international letters of credit and collections.

"ALL OF US IN THE INTERNATIONAL DEPARTMENT SHOULD FEEL RIGHTFULLY PROUD THAT OUR TIRELESS MARKETING EFFORT AND PROFESSIONAL EXPERTISE HAVE GIVEN US A STRONG FORWARD MOMENTUM." DeLynn Howard, VP, Manager, International Operations

International fee income increased for the third year in 2004 and letters of credit and bankers acceptances outstanding doubled in volume.

 "AS A LENDER, IT IS MY GOAL TO MAKE THE LENDING PROCESS SIMPLE WHILE MAINTAINING PROFESSIONALISM, INTEGRITY AND TRUST. BY KNOWING MY CUSTOMER'S BUSINESS AND ITS UNIQUE FINANCIAL NEEDS, I CAN HELP IN MOVING HIS COMPANY FORWARD. LENDING TO IMPORTERS AND EXPORTERS REQUIRES THE EXPERTISE TO MONITOR SPECIAL KINDS OF RISKS; OUR INTERNATIONAL DEPARTMENT, THROUGH ITS COLLECTIVE KNOWLEDGE, IS UP TO THE TASK. IN 2004 WE DOUBLED OUR TRADE FINANCE PORTFOLIO OUTSTANDINGS. WE MAKE IT HAPPEN!"  Pamela Van Fleet, VP, Commercial & International Lending

With growing trade between China and the United States, Summit expanded our international reach by opening a representative office in Shanghai. The Shanghai office facilitates the trade service needs of our import and export clients, from performing site visits to handholding through the business process in China. The office expands our network of Chinese correspondent banks that service private sector Chinese exporters, thereby increasing Summit's opportunity to facilitate fee-based payments on their behalf.

In 2005, we hope to continue to leverage on our personnel, technology and facilities to further improve our international trade income.

EXPANDING OUR PRESENCE in the ASIAN MARKET

In 2004 we relocated our San Jose branch to a more prominent location. We built a new branch in Duluth, an affluent suburb of Atlanta. This branch is strategically located in an area of growth in Asian businesses and residences.

"BUILDING THREE BRANCHES IN 18 MONTHS, ATTENDING TO ENDLESS DETAILS TO ENSURE ALL OF THEM ARE DISTINCTIVELY SUMMIT IN LOOK AND FEEL, SO AS TO PROVIDE A PLEASING AND FUNCTIONAL ENVIRONMENT FOR OUR CUSTOMERS WAS WORTH ALL THE HARD WORK."  Marybeth Cabe, VP, Branch Administration

Our Park Village Branch means Summit would be the first bank with Korean and Chinese focus in this part of town.

"AS OUR PARK VILLAGE BRANCH OPENS, WE ARE EXCITED ABOUT OUR OPPORTUNITY TO GROW WITH THE ASIAN BUSINESSES IN THE NEW COMMUNITY FOR ASIANS IN DULUTH." Nancy Fu, VP, Branch Manager, Park Village.

WORKING TOGETHER TO EXPAND OUR PRODUCT OFFERING

With the growing importance of the Euro dollar, our European clients and our international clients are looking to Summit for their Euro dollar solution. The Private Banking and International areas are working together evaluating possibilities of offering Euro dollar deposit accounts to these clients without risking Summit to currency volatilities. We intend to roll out this product later this year.

"MARKETING FOR PRIVATE BANKING IS SUCH AN EXHILARATING ENDEAVOR!  BRINGING OUR CUSTOMERS THE ULTIMATE SERVICE - HAND HOLDING NEWCOMERS, GUIDING THEM THROUGH THE UNFAMILIAR TERRITORIES OF U.S. LIFE, GAINING IN-DEPTH KNOWLEDGE OF SOPHISTICATED PRODUCTS TO MEET THEIR NEEDS ARE PART OF THE EXCITEMENT"

Heidi Hein, VP Manager, Private Banking

TAKING CREDIT ADMINISTRATION TO THE NEXT LEVEL

Summit has benefited from a full year of arduous focus on credit risk management, but the effort will continue with refinement of our credit policy and underwriting process to articulate industry-specific criteria. Continued improvement in loan portfolio analysis in the areas of MIS and reporting will further enhance our management of credit risks.

"KNOWING OUR CUSTOMER, PROVEN CREDIT RISK MANAGEMENT TECHNIQUES, THE EFFICIENT USE OF TECHNOLOGY, AND STRONG TEAMWORK ALLOW US TO MAINTAIN QUALITY PORTFOLIO GROWTH FOR SHAREHOLDERS WHILE NOT LOSING SIGHT OF OUR CUSTOMERS NEEDS."  Tony Finelli, VP, Manager, Credit Administration

EFFECTIVELY MANAGING RISK

As Summit continues to grow, the need for an integrated approach to managing risk has become increasingly necessary. Realizing this need, Summit implemented a formal Risk Management Department.

"OUR SHIFT TO AN ENTERPRISE WIDE APPROACH TO RISK MANAGEMENT ENABLES US TO PROACTIVELY RESPOND TO THE RAPIDLY EVOLVING STATE OF CORPORATE GOVERNANCE."
Michael Keller, VP, Manager, Risk Management

As the risk management process continues to evolve, the awareness of the importance of managing risk is evident throughout all levels the entire organization.

TWO LONG HARD YEARS OF DEVELOPING BANKTOUCH TRADE HAS RESULTED IN A SYSTEM THAT PROVIDES UN-COMPROMISED ACCOUNTING INTEGRITY AND AUDIT TRAIL THAT HAS REALLY PAID OFF. Elsa Kuo, VP, Assistant Manager, International Operations

MORE ROBUST COMPLIANCE & INTERNAL CONTROL

Crossing the half billion-dollar mark has made it even more imperative to maintain strict regulatory compliance in terms of customer records and bank operations. Summit's compliance area has instituted a process of systematic checks and balances to ensure that all areas of the bank are in strict compliance with the regulatory agencies that govern their area.

GETTING TO KNOW OUR CUSTOMERS AND THEIR BUSINESSES AND ENSURING THAT ALL OF US ON THE FRONT LINE HAVE THE KNOWLEDGE TO COMPLY WITH POLICIES AND PROCEDURES WHILE MAINTAINING STRONG RELATIONSHIPS WITH OUR CUSTOMERS ARE EQUALLY IMPORTANT AS CANVASSING FOR NEW BUSINESS. Jane Trinkle, VP, Branch Manager, Vinings

Like most public companies, Summit has concentrated on internal control documentation for all of its processes, and this is an ongoing project. This process continues to enrich the organization in identifying and strengthening not only our internal controls, but also improved synergies between process owners to solidify a more effective organization.

"BY WORKING TOGETHER AS A UNIFIED TEAM, NO SINGLE ELEMENT OF STRENGTHENING OUR INTERNAL CONTROL SYSTEMS IS SACRIFICED FOR ANOTHER, MAKING FOR A SOUND INFRASTRUCTURE TO SUPPORT OUR FUTURE GROWTH."  Debbie Ledford, VP, Internal Controls.

Summit is proud of the banking expertise, cohesive teamwork and depth of commitment that is the essence of our entire staff here at Summit. Our people are truly our greatest strength. As we move forward, we are confident that we have a knowledgeable team and a solidly built infrastructure we need to take advantage of the business opportunities that lie ahead.

directors and officers

pictured from left to right, top to bottom:

Carl L. Patrick, Jr.

Director, Carmike Cinemas, Inc.

Chairman, Summit Bank Corporation;
Vice Chairman,

The Summit National Bank

Gerald L. Allison

Chief Executive Officer & Chairman,

AJC International, Inc.;

Vice Chairman,

Summit Bank Corporation

Pin Pin Chau

Chief Executive Officer,

Summit Bank Corporation;

President & Chief Executive Officer,

The Summit National Bank

David YU

President, Summit Bank Corporation;
Chairman, The Summit National Bank

Aaron I. Alembik

Retired, Attorney at Law

Paul C.Y. Chu

Chairman, Novax Group

Peter M. Cohen

President, IF Consulting Services, LLC.

Jose I. Gonzalez

Executive Director, Hemisphere Inc.

Jack N. Halpern

President, Halpern Enterprises, Inc.

Donald R. Harkleroad

President, The Bristol Company

Shafik H. Ladha

Chairman, Ladha Holdings, Inc.

James S. Lai

Ph.D., Professor, Emeritus,

Georgia Institute of Technology;

Owner, Pavtec Engineering Technology, Inc.

Sion Nyen Lai

President, Fulton Beverage Center, Inc.

Shih Chien Lo

President, Lo Brothers Associates

Nack Paek

President, Government Loan

Service Corporation

W. Clayton Sparrow, Jr.

Partner, Seyfarth Shaw

Howard H.L. Tai

Private Investor

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PERFORMANCE OVERVIEW FOR 2004

            Summit Bank Corporation (the "Company" or "Summit") had a successful 2004 with record net earnings, asset growth, branch network expansion, and strengthened infrastructure. Net interest income was strong compared to results in 2003, partially a benefit of a rising rate environment, as well as loan growth early in the year. While loan growth slowed in the second half of the year, total asset growth for the year was still strong at 15%. The Company continued to expand its branch network with the addition of a limited service branch in the South Atlanta area to service the deposit needs of existing loan customers in that vicinity. The San Jose California office was relocated to a much more visible location in the same market. Construction also started on a new location in the North Atlanta market which is expected to open in the first quarter of 2005. Staffing increased to facilitate improvement in the risk management and compliance areas of operations providing a stronger infrastructure to support future growth. During 2004, the Company's market capitalization increased 60% from December 31, 2003, due, in part, to higher visibility in the investment community. The Company's stock price was trading at 2.8 times book value at the end of the year.

            Net income reported by the Company in 2004 was $5,153,000, representing a 7% increase over results of $4,822,000 last year. The improvement was largely due to increased net interest income resulting from earning asset growth, primarily loans, outpacing higher funding costs. Earnings per share for 2004 were $.91, diluted, compared to $.85, diluted, for 2003. Despite loan growth, the provision for loan losses was lower in 2004 than in 2003, due mainly to the consistently strong quality of the loan portfolio and a flat net charge-off rate from year to year. Overhead expenses increased 12.5% in 2004 compared to the prior year mainly as a result of the branch network growth and other increased personnel costs. One factor affecting increased noninterest expenses was a $350,000 pre-tax charge recorded in December 2004 for a customer-related fraud loss. This charge represented 23% of the increase in overhead in 2004. Consequently the operating efficiency ratio was also higher in 2004 at 62% compared to 60% in 2003.

            In February 2004, the Company declared a 3 for 2 stock split in the form of a 50% stock dividend increasing common shares outstanding to 5,652,604. In November 2002, the Company declared a 2 for 1 stock split in the form of a 100% stock dividend. Earnings per share throughout this discussion have been restated for all current and prior periods to reflect the impact of these stock dividends.

            The Company also reached a milestone in 2004, surpassing the half a billion dollar mark in total assets, ending the year with $548 million compared to $477 million in total assets at December 31, 2003, an increase of 15%. The growth was split between the loan portfolio and the investment security portfolio, with much of the loan growth coming in the first part of the year. Total loans grew 7% to $339 million in 2004, primarily consisting of growth in commercial loans. This growth is slower than the growth realized in the past few years, because of higher than historical attrition and early loan pay-offs as opposed to fewer loan originations. The prime rate increased five times in 2004, and customers prefer to lock in fixed interest rates when rates are rising. However, throughout the year, Summit concentrated on maintaining a high quality, fairly priced, primarily floating rate loan portfolio. The investment portfolio, including other investments that consisted mainly of Federal Reserve Bank and Federal Home Loan Bank stock, increased 21% to $152 million in 2004 as funding from deposit growth late in the year was invested temporarily pending increased loan growth. Deposits grew 18% during 2004 to a total of $434 million, although approximately $20 million of this growth was due to temporary deposits placed in commercial money market accounts late in December. Most of these funds were invested in short-term federal funds sold since it is anticipated that they will only be on deposit for a short time. Average noninterest-bearing deposit accounts remained strong at 22% of total average deposits.

            At the beginning of 2004, the Company had $75 million in interest rate swap contracts in place to hedge the variability of interest income on loans caused by a primarily floating rate loan portfolio tied to the prime rate. As interest rates rose during the year, interest income on loans increased, and the need for these instruments declined. In March 2004, the Company terminated a $25 million interest rate swap contract that had a relatively low spread to the prime rate. In October, another $25 million interest rate swap contract matured and was not replaced. As a result, at December 31, 2004, the Company had in place one $25 million interest rate swap contract that matures in 2008.

            The return on average assets was 1.03% in 2004 compared to 1.11% in 2003. This slight decline is primarily due to increased overhead costs. Despite increased overhead, the real dollar increase in earnings translated into an improvement in the return on average shareholders' equity of 15.3% in 2004 from 15.1% in 2003. Average earning assets increased 17% to $468 million at December 31, 2004, due to a 16% average total loan growth and an 18% increase in average investment securities. This average asset growth is consistent with the rate experienced in 2003. The equity to assets ratio declined to 6.3% at December 31, 2004 from 6.9% at December 31, 2003, as assets grew at a faster pace than shareholders' equity due in part to a decline in other accumulated comprehensive income, as well to the influx of the temporary deposits at the end of the year. Other accumulated comprehensive income includes unrealized gains and/or losses on investment securities and interest rate swaps.

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

CRITICAL ACCOUNTING POLICIES

            In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies which are used in preparing the consolidated financial statements of the Company. These policies are described in Note 1 to the consolidated financial statements which are presented elsewhere in this annual report. Of these policies, Management believes that the accounting for the allowance for loan losses is the most critical. This is because the amount of the allowance is established based on a variety of subjective factors. The allowance is replenished by means of a provision for loan losses that is charged against the Company's earnings. As a result, earnings will vary based, in part, on subjective judgments made by Management in this area.

            Losses on loans result from a broad range of causes from borrower-specific problems, to industry issues, to the impact of the economic environment. The identification of these factors that lead to default or non-performance under a borrower loan agreement and the estimation of loss in these situations is very subjective. In addition, a dramatic change in the performance of one or a small number of borrowers can have a significant impact on the estimate of losses. Certain economic factors could have a material impact on the analysis of the allowance for loan losses. The depth and duration of any economic recession could impact the credit risk associated with the loan portfolio. Another factor in the analysis is a consideration of concentrations of credit within specific industry sectors. Management monitors loan concentrations in any one industry in relation to the Bank's capital and has established limits to mitigate risks. At December 31, 2004, the Bank's largest concentrations are retail trade loans: convenience stores, restaurants, food stores, and liquor stores, which totaled approximately $125 million, or 285%, of capital; commercial real estate loans which totaled approximately $119 million, or 271%, of capital; and loans to service providers: financial, health, hotel and dry cleaners, which totaled approximately $44 million, or 100%, of capital. These concentrations are all within established policy limits. Management has not identified any specific industry weakness that may negatively impact the loan portfolio.

            As described further below, Management has implemented a process that has been applied consistently to systematically consider the many variables that impact the estimation of the allowance for loan losses. See "Allowance and Provision for Loan Losses."

FOURTH QUARTER 2004

            Net income for the fourth quarter of 2004 was $1,204,000, a decrease of 12% from $1,362,000 for the same period in 2003. The decrease was primarily attributed to a customer-related fraud loss in the current period that totaled $231,000, net of taxes. The net interest margin for the fourth quarter of 2004 was 4.0%, down from 4.2% for the same period in the prior year. This decline was due, in part, to a lower yielding mix of earning assets. The loan portfolio yield in 2004 reflected a thinning spread to prime rate on the primarily floating rate portfolio, while the weighted average yield on fixed rate loans has also declined, due to attrition of fixed rate loans originated in a higher interest rate environment. However, much of the impact of the lower yielding loans was mitigated by the increase in volume, as well as the prime rate increases. Additionally affecting the net interest rate margin, the cost of funds increased in the fourth quarter of this year to 1.89% from 1.77% for the same period last year. This was mainly due to rising short-term interest rates during the year. Net interest income increased $272,000 in fourth quarter 2004 compared to fourth quarter 2003.

            Noninterest income decreased $48,000 in fourth quarter 2004 compared to the prior period due to security gains realized on sales in 2003. Noninterest expenses increased $644,000 in the fourth quarter of 2004 from the same period last year. Part of this increase was due to the fraud loss mentioned above, which was $350,000, pre-tax. Other operating expenses increased primarily due to higher salary and benefits costs from branch expansion and improved infrastructure.

            During the recent quarter, total assets grew $47 million, or 9.4% from September 30, 2004. At the end of the year, deposits totaling approximately $20 million were temporarily placed in the Bank. These deposits were invested in short-term instruments since we anticipate that they will only be retained a few months. In addition to the temporary deposits, the Bank leveraged the balance sheet $20 million in November 2004 by increasing wholesale repurchase agreement funding and using the funds to purchase investment securities to increase interest income by the amount of the spread on the transaction, approximately 2% in the fourth quarter. Basic and diluted net earnings per share for the fourth quarter were $.22 and $.24 per share for 2004 and 2003, respectively, adjusted for the February 2004 stock dividend. The Company paid cash dividends of $.10 and $.087 for the fourth quarters of 2004 and 2003, respectively, also restated for the stock dividend.

THE INCOME STATEMENT

            The Company reported record earnings in 2004 of $5,153,000, increasing 7% over the prior year and realizing a strong return on average equity of 15.3% for its shareholders. With the economy strengthening enough for the Federal Reserve Bank to tighten its policy with five interest rate raises during the year, the Company benefited from the primarily floating rate loan portfolio and lagging repricing deposit base. The Bank has remained focused on servicing its niche markets of small business banking, ethnic banking and international trade services. The detail below provides insight into how that was accomplished. Because such a large part of the improvement in 2004 earnings over 2003 was due to the increase in net interest income which, in turn, was due to the strong growth of interest-earning assets, further analysis of the changes in the balance sheet and corresponding rates is detailed first in the discussion of the income statement.

CHANGES IN AVERAGE BALANCE SHEET DATA AND RATES

            The following table sets forth information with respect to average balance sheet data and related interest income, expense, yields and rates for the years ended December 31, 2004, 2003 and 2002.

		2004			2003			2002
(dollars in	Average	Income/	Yields/	Average	Income/	Yields/	Average	Income/	Yields/
thousands)	Balances	Expense	Rates	Balances	Expense	Rates	Balances	Expense	Rates

Assets
Interest-earning assets:
Loans(1)	$330,531	$21,016	6.36%	$284,096	$18,395	6.47%	$241,789	$16,765	6.93%
Investment securities	135,430	5,643	4.17%	115,117	5,121	4.45%	97,289	5,060	5.20%
Federal funds sold	1,874	24	1.28%	2,337	26	1.11%	4,129	68	1.65%
Interest-bearing deposits
with other banks	456	7	1.54%	380	6	1.58%	388	8	.21%

Total interest-earning assets	468,291	26,690	5.91%	401,930	23,548	5.86%	343,595	21,901	6.37%

Noninterest-earning assets:
Cash and due from banks	16,671			15,668			12,886
Premises and equipment, net	4,009			3,803			3,432
Allowance for loan losses	(4,419)			(3,713)			(3,369)
Other assets	17,340			15,368			14,748

Total noninterest-earning assets	33,601			31,126			27,697

Total assets	$501,892			$433,056			$371,292

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits:
NOW accounts	$19,071	$21	.11%	$17,274	$28	.16%	$16,493	$70	.42%
Money market accounts	53,652	357	.67%	56,792	411	.72%	46,814	609	1.30%
Savings deposits	14,121	35	.25%	11,951	45	.38%	10,740	75	.70%
Time deposits	221,388	6,210	2.81%	183,347	5,776	3.15%	166,867	6,393	3.83%

Total interest-bearing deposits	308,232	6,623	2.15%	269,364	6,260	2.32%	240,914	7,147	2.97%

Other interest-bearing liabilities:
Federal funds purchased	3,960	67	1.69%	3,939	58	1.47%	2,272	41	1.80%
Federal Home Loan
Bank advances	25,000	636	2.54%	24,260	516	2.13%	19,137	724	3.78%
Short-term borrowings	28,462	366	1.29%	17,805	178	1.00%	10,996	187	1.78%
Long-term debt	12,000	568	4.73%	3,058	133	4.35%

Total interest-bearing liabilities	377,654	8,260	2.19%	318,426	7,145	2.24%	273,319	8,099	2.96%

Noninterest-bearing liabilities
and stockholders' equity:
Noninterest-bearing
demand deposits	88,210			80,076			66,875
Other liabilities	2,323			2,611			2,884
Stockholders' equity	33,705			31,943			28,214

Total noninterest-bearing liabilities
and stockholders' equity	124,238			114,630			97,973

Total liabilities and
stockholders' equity	$501,892			$433,056			$371,292

Interest rate spread			3.72%			3.62%			3.44%
Net interest income		$18,430			$16,403			$13,802

Net interest margin(2)			3.94%			4.08%			4.02%

(1) Average loans include non-performing loans. Interest on loans includes loan fees of $856,000 in 2004, $811,000 in 2003, and $807,000 in 2002.
(2) Net interest margin is net interest income divided by average total interest-earning assets.

            Balances disclosed in the preceding table are daily average balances. The table below details the components of the changes in net interest income for the last two years. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes and changes due to rates. The change in interest income and expense due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.

	2004 Compared with 2003			2003 Compared with 2002
	Due to Changes in			Due to Changes in
	Average	Average	Net Increase	Average	Average	Net Increase
(In thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

Interest income
Loans	$2,947	$(326)	$2,621	$2,621	$(991)	$1,630
Investment securities	814	(292)	522	290	(229)	61
Federal funds sold	(8)	6	(2)	(24)	(18)	(42)
Interest-bearing deposits with other banks	1	-	1	-	(2)	(2)

Total interest income	3,754	(612)	3,142	2,887	(1,240)	1,647
Interest expense
NOW accounts	3	(10)	(7)	3	(45)	(42)
Money market accounts	(22)	(32)	(54)	183	(381)	(198)
Savings deposits	11	(21)	(10)	10	(40)	(30)
Time deposits	920	(486)	434	772	(1,389)	(617)
Federal funds purchased	-	9	9	23	(6)	17
Federal Home Loan Bank advances	16	104	120	327	(535)	(208)
Short-term borrowings	127	61	188	(27)	18	(9)
Long-term debt	422	13	435	133	-	133

Total interest expense	1,477	(362)	1,115	1,424	(2,378)	(954)

Change in net interest income	$2,277	$(250)	$2,027	$1,463	$1,138	$2,601

NET INTEREST INCOME

            Net interest income, the primary source of revenue for the Company, is a function of the yield earned on interest-earning assets, such as loans and investments, and the rate paid on interest-bearing liabilities, such as deposits and borrowed funds. Changes in net interest income from period to period reflect the increases or decreases in average interest-earning assets, average interest-bearing liabilities and the interest rate spread which is affected by the degree of mismatch in maturity and repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities.

2004 COMPARED TO 2003

            The largest dollar impact to net interest income in 2004 was the growth in the loan portfolio. Although from period-end to period-end the increase in total loans reflected a 7% growth rate, average loans during the year grew 16% since loan growth early in the year was very strong. Interest income on loans increased $2.9 million as a result of this growth. However, even though the prime rate increased during 2004, the yield on loans was lower this year compared to last year. While 74% of the loans were tied to prime, the spread to prime on new loans originated was thinner. The weighted average interest rate on the remaining fixed rate loans actually declined this year by 24 basis points, largely due to attrition of loans originated in a higher interest rate environment. Consequently, there was a $326,000 decline in loan interest income due to lower yields offsetting the $2.9 million increase due to volume. Additionally, the investment portfolio yield has cycled downward this year compared to 2003 as most of the purchases were made early in the year at lower rates than those of the securities, primarily mortgage-backed securities, that paid down this year. In other words, the reinvestment rate declined this year. So, like the loan portfolio, increases in interest income on investment securities due to growth in volume were offset somewhat by lower yields. The shift in the latter part of the year from loan growth to investment security growth has resulted in pressure on the net interest margin, although this was mitigated in part by the prime rate increases. The net interest margin for 2004 was 3.94% compared to 4.08% last year. In total, average interest-earning assets increased $66 million during the year, thus increasing interest income due to volume by $3.8 million. The net impact to interest income in 2004 due to changes in both volume and rates was an increase of $3.1 million over interest income in 2003.

            Another factor affecting interest income on loans is the change in the interest rate swap contracts. A critical tool of the Bank's asset and liability management is the use of interest rate swaps to hedge against wide movements in interest rates that could negatively impact net interest income. An interest rate swap involves a financial transaction whereby the Bank enters into an agreement to pay a floating or fixed rate of interest on a notional amount represented by a block of assets or liabilities. In return, the Bank will receive, or be paid, a fixed or floating rate of interest. All of the Bank's interest rate swap transactions in place in 2004 provided for a fixed yield in exchange for paying a floating rate. During 2004, the interest rate swap contracts contributed $991,000 to interest income compared to $1,050,000 in 2003. As the prime rate increased in 2004, the need for these instruments declined, and at December 31, 2004, there was only one remaining swap contract in place that matures in 2008.

            Offsetting some of the increase in interest income in 2004 was an increase in interest expense due primarily to a 21% growth in time deposit volume. Due to the lag time in a changing rate environment of repricing maturing time deposits, all of the certificates of deposits that renewed or were opened in the first half of 2004, had lower rates than those of the prior year. Rates on time deposits typically rise slower than lending rates, benefiting the second half of the year as well. Therefore, the impact of increased interest expense on time deposits due to increased volume was largely offset by a lower cost of these funds, so that the net effect was an increase of $434,000, instead of the full $920,000 increase due to volume. The cost of long-term funds increased since the Company issued trust preferred securities in September of 2003, and 2004 reflected a complete year of expense. In total, interest expense increased $1.1 million in 2004 compared to a decrease of $1 million in the prior year.

            In summary, as a result of the growth in interest-earning assets, offset by a growth in interest-bearing instruments, net interest income increased $2.0 million in 2004 compared to $2.6 million in 2003.

2003 COMPARED TO 2002

            When comparing 2003 with 2002, net interest income increased 19%, or $2.6 million. Although yields on loans declined as a direct result of the prime rate decline in mid-2003, average loans grew 17% to $284 million, more than offsetting the rate decline and generating an increase in interest income on loans. Additionally, the downward repricing effect on the loan portfolio was mitigated by the fact that the Bank had one interest rate swap at the beginning of 2003 and entered into two additional interest rate swaps during the year that further hedged a portion of the Bank's floating rate loan portfolio. The combined benefit of the volume increase in total loans and interest rate swaps was $3.6 million to loan interest income. The investment portfolio reflected a similar effect with growth in volume outpacing a decline in yield during 2003, for an increase in interest income on securities of $61,000 over 2002. In total, average interest-earning assets increased $58 million during the year, thus increasing interest income due to volume by $2.9 million. The net impact to interest income in 2003 was an increase of $1.6 million over interest income in 2002.

            Additionally, there was a significant decline in interest expense in 2003. The cost of certificates of deposit decreased 68 basis points as certificates matured and were reissued at much lower rates than in 2002. Interest expense decreased $1.4 million due to this rate decline alone. Offsetting a portion of this was an increase in expense due to the growth in certificates of deposit volume of $16 million. Additionally, money market account rates declined 58 basis points resulting in a decline in interest expense of $381,000, offset somewhat by volume increases. The Bank also benefited from declines in interest rates on Federal Home Loan Bank advances. In total, interest expense decreased $954,000 in 2003 compared to 2002.

            Therefore, as a result of the growth in interest-earning assets and the decline in rates on interest-bearing deposits, net interest income increased $2.6 million in 2003 over 2002. The net interest margin also remained a strong 4.08% in 2003 compared to 4.02% in 2002.

NONINTEREST INCOME

            The following table presents the principal components of noninterest income for the years ended December 31, 2004, 2003, and 2002.

(In thousands)	2004	2003	2002

Fees from international trade finance services	$1,322	$1,228	$1,073
Overdraft charges	927	913	860
Service charge income	633	734	756
Income from bank-owned life insurance	437	436	433
Net gains on sales of investment securities	143	100	255
SBA loan servicing fees	72	95	97
Gains on interest rate swaps	13	-	475
Other	381	423	1,074

Total noninterest income	$3,928	$3,929	$5,023

2004 COMPARED TO 2003

            Noninterest income, in total, was flat in 2004 compared to 2003. Declines in deposit account service charges were offset by improved international fee income. A 22% growth in noninterest-bearing demand deposit accounts at December 31, 2004 compared to December 31, 2003, was primarily reflected in the business checking account products. These products have been a focus of marketing efforts to bring in additional noninterest-bearing deposits. To entice customers to this product, the Bank offered certain free services, with the idea that the benefit of the use of additional free funds more than out-weighed the loss of the service charge income. This has been a successful campaign since average noninterest-bearing demand deposits increased 10% this year. Service charges on deposit accounts have also partially declined as the earnings credit allowance rate for balances on commercial accounts charged through analysis has increased over the past year.

            The international department experienced an increase in fee income of 8% in 2004 over income in 2003. Most of this increase was due to increased transaction volume from new business, as well as from existing customers. Net gains on sales of investment securities were up in 2004 at $143,000 compared to $100,000 in 2003.

2003 COMPARED TO 2002

            Noninterest income decreased $1.1 million in 2003 compared to 2002 because of certain large items included in the income of the prior year that did not reoccur in 2003. In 2002, the Bank recorded $663,000 for a settlement related to a loan charge-off associated with the acquisition of a financial institution in 1998. Also in 2002, an unrealized gain of $380,000 was recorded for the increase in the fair value of an interest rate swap contract. This gain offset a similar unrealized loss recorded in December 2001 on the same instrument. One of the Bank's interest rate swap contracts was also terminated in 2002 resulting in a gain on termination of $95,000. These three items from 2002, totaled $1,054,000. Excluding these items, noninterest income increased $80,000 in 2003 from 2002.

            Mitigating a portion of the downturn in noninterest income in 2003 was an increase in international fee income of $155,000, or 14%. The increase was largely due to a 16% increase in the number of transactions processed by the Bank's international department during 2003.

NONINTEREST EXPENSES

            The following table presents the principal components of noninterest expenses for the years ended December 31, 2004, 2003, and 2002.

(In thousands)	2004	2003	2002

Salaries and employee benefits	$7,161	$6,528	$6,308
Net occupancy	1,375	1,139	956
Equipment	1,082	941	828
Professional services	705	686	847
Data/item processing	517	456	438
Other losses	465	71	387
Marketing and community relations	388	300	237
Postage and courier	361	326	293
Telephone	353	316	275
Insurance	178	151	145
Office supplies	174	170	141
Directors' fees	167	143	139
Travel	162	157	114
Other banks' charges	123	117	124
Dues and memberships	112	100	68
Property and business taxes	80	88	83
Expenses on other real estate and repossessions	13	212	88
Other	321	310	337

Total noninterest expenses	$13,737	$12,211	$11,808

2004 COMPARED TO 2003

            Overhead expenses increased 12.5% in 2004 compared to the prior year. The largest increase was related to personnel costs, as the number of average full-time equivalent employees increased to 125 in 2004 from 114 during 2003. Salaries and benefits costs rose 10% over costs in 2003. This increase was primarily related to branch expansion and additions in the risk management, credit administration and compliance areas of the Bank. These positions have strengthened the infrastructure of the organization in preparation for further growth, whether organic or through acquisition. In 2004, the Bank began its extensive documentation of all processes in order to comply with the internal controls reporting and audit requirements of the Sarbanes Oxley Act by the end of 2005. One full-time position was added to assist in the implementation of this project. The branch expansion included a limited-service facility in the South Atlanta area, a representative office in Shanghai, China for business development, and the relocation of the San Jose branch to a more visible facility. At December 31, 2004, there were 132 full-time equivalent employees with the Company. Increases in staff costs also included normal merit increases and increases in employer-paid employee benefits. Company-paid insurance benefit costs increased $116,000, or 30%, during 2004 largely due to the additional staff, as well as a 7% increase in actual premiums paid.

            Other losses increased $394,000 in 2004 compared to the prior year due to the previously mentioned customer-related fraud loss totaling $350,000 in the fourth quarter of 2004. The Company is pursuing recovery, which it believes some is probable, but is uncertain how much of the loss will actually be recovered. Occupancy and equipment expenses increased mainly as a result of the branch expansions. The deposit and loan operational functions in San Jose remained at the original facility, thus there was an increase in lease costs for the additional branch office. The lease for the operations facility expires in 2006, which Management anticipates will produce an opportunity to reduce occupancy costs for this function. In late 2004, the Company also began construction of an additional full-service branch in Gwinnett County, Georgia with the opening slated for early 2005. Several employees were hired for this location in the fourth quarter of 2004 so they would be fully trained when the branch opens.

            Offsetting a portion of the increases in noninterest expenses was a decline in costs related to other real estate owned. In 2004, these costs totaled $13,000 due to one property obtained in a loan foreclosure and still held at December 31, 2004. In 2003, other real estate costs totaled $212,000 and were associated with another property obtained from a loan foreclosure that was sold in September 2003. The increases in overhead, including the fraud loss, contributed to a higher operating efficiency ratio, measured as noninterest expenses as a percentage of net interest income and noninterest income, in 2004 compared to 2003. In 2004, the ratio was 61.8% compared to 60.4% in 2003.

2003 COMPARED TO 2002

            Containment of overhead expenses as the bank grew in 2003 from 2002 was a contributing factor to a successful 2003 year. While a new location was added in California, noninterest expenses increased only 3.4% to $12.2 million in 2003. The largest increase was related to personnel costs, as the number of average full-time equivalent employees increased to 114 in 2003 from 109 during 2002. The increase in staff was largely due to the new branch that was staffed in the second quarter of 2003, and other support positions in Atlanta, in addition to normal merit increases. At December 31, 2003, there were 115 full-time equivalent employees with the Company. Company-paid insurance benefit costs also increased $65,000, or 20%, during 2003 as health care costs rose nationwide.

            Occupancy and equipment expenses increased mainly as a result of the second branch location in California. Additionally, the Bank invested in new workstation computers throughout all departments in 2003 to upgrade to faster processors and more current operating systems. Professional fees were lower in 2003 compared to the prior year because fees in 2002 included higher loan-related legal fees than 2003 due to collection efforts on one problem loan, as well as one-time consulting fees related to a Board of Directors' meeting.

            Other real estate owned costs in 2003 exceeded prior year costs by $124,000 for a total of $212,000. These costs were associated with the property from a loan foreclosure that was sold in late 2003. Offsetting some of the increases mentioned was a decline in other operating losses as losses in 2002 included a single loss that totaled $246,000 related to the write-off of a fraudulent checking account. Losses in 2003 were only $71,000 for the entire year compared to $387,000 in 2002. The operating efficiency ratio showed marked improvement in 2003 at 60.4% compared to 63.6% in 2002.

INCOME TAXES

            The Company incurred income tax expense of $2,378,000, $2,100,000, and $1,743,000 or approximately 31.6%, 30.3%, and 29.6% of its income before income taxes in 2004, 2003, and 2002, respectively.

THE BALANCE SHEET

            The Company reported $547 million in total assets at December 31, 2004, reflecting a growth of 15% over total assets of $477 million at December 31, 2003. The growth early in the year was due primarily to loan growth. Balance sheet growth is typically driven by a focus on commercial loan origination as these are the highest yielding earning assets. While loans reflected a growth of 7% from period-end to period-end, average loans grew 16.3% in 2004, compared to average loans last year.

            A portion of the asset growth was a result of Management leveraging $20 million in the fourth quarter 2004 to increase net interest income and several large commercial deposits that were made in December totaling an additional $20 million. Most of these deposits were temporarily placed in federal funds sold.

            As loan growth slowed in the latter part of 2004 and new funding was placed in the investment portfolio, this shift in the earning assets affected the yield and the net interest margin. Deposit growth was steady throughout the year, and the repricing of time deposits was a factor in a lower cost of funds for the year, mitigating some of the lower yield on earning assets.

            The following discussion describes changes in the assets, liabilities and stockholders' equity of the Company for the current year and the preceding years in greater detail.

LOAN PORTFOLIO

            The Bank's loan portfolio reflected growth during 2004, albeit not at the pace of previous years. Summit's primary lending focus is to provide credit services to small and medium-sized businesses, thus the large commercial loan portfolio. Less emphasis is placed on the generation of consumer loans, although in the process of providing credit services to business owners for assistance in their businesses, personal needs are also addressed. Loans are expected to produce higher yields than investment securities and other interest-earning assets. Thus, the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. Average loan growth for the year was strong at 16% because most of the growth was in the first half of the year. Consequently, average loans as a percentage of total earning assets in 2004 was consistent with the percentage in 2003. While the spread on the floating rate loans tied to the prime rate narrowed, and the weighted average rate on the fixed rate loans was lower than in 2003, the increase in loan volume and the increases in the prime rate more than offset these factors.

            Total loans were $339 million at December 31, 2004, which represented a 7% increase from the December 31, 2003 total. The increase was the result of $115 million in gross new loan originations. In 2003, when loan growth during the year was 23%, gross new loan originations were $122 million, which was not significantly different than this year. While the origination volume remained robust in 2004, the attrition rate on existing loans in 2004 was higher due to early payoffs and customers selling their small businesses. Loans secured by business assets recorded a growth rate of 24%, or $16 million, in 2004, and represented the majority of the net increase in total loans. Loans secured by real estate represented most of the remainder of portfolio growth. Due to Summit's continued efforts to serve the credit needs of the commercial business market, consumer loans actually declined by 47% during 2004, to $680,000 at December 31, 2004. Furthermore, the increase in loans was completely reflected in the conventional commercial loan portfolio while the Small Business Administration ("SBA") loan portfolio remained unchanged for the year.

            The Company makes an effort to originate loans with rates that fluctuate with the prime lending rate. At year-end 2004, 75% of the total loan portfolio had floating or adjustable rates, up from 72% of the portfolio at the end of 2003. If interest rates continue to rise in the near term, as expected, the Bank is well positioned to benefit from the changing rate environment as loans reprice immediately or, in the case of SBA loans, within 90 days of a prime rate change. The challenge will be to remain competitive yet obtain a fair spread to prime based on the credit worthiness of the customer.

            The following table presents the composition of the Company's loan portfolio at the end of each of the five years ended December 31, 2004.

	2004		2003		2002		2001		2000
(Dollars in		% of		% of		% of		% of		% of
thousands)	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, financial, and agricultural	$82,953	24%	$66,727	21%	$65,626	26%	$60,084	28%	$54,142	28%
Real estate - construction	10,812	3	15,569	5	3,531	1	1,526	1	4,718	2
Real estate mortgage - primarily commercial	245,836	73	234,653	74	189,318	73	156,998	71	129,794	69
Installment loans to individuals	680	1	1,294	1	1,301	1	2,298	1	3,041	2
Less: unearned income	(1,076)	(1)	(1,171)	(1)	(1,053)	(1)	(1,162)	(1)	(1,341)	(1)

Total loans, net of unearned income	339,205	100%	317,072	100%	258,723	100%	219,744	100%	190,354	100%
Less: allowance for loan losses	(4,549)		(4,047)		(3,435)		(3,234)		(3,141)

Net loans	$334,656		$313,025		$255,288		$216,510		$187,213

            The following table presents a maturity analysis of the Company's loan portfolio segregated between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 2004.

	Loans Maturing
(In thousands)	1 Year	Within 1-5 Years	After 5 Years	Total

Loans with:
Predetermined interest rates	$9,486	$64,507	$11,765	$85,758
Floating or adjustable rates	39,214	92,937	121,296	253,447

Total loans	$48,700	$157,444	$133,061	$339,205

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

            The Bank has established a multifaceted methodology to analyze the adequacy of the allowance for loan losses. This methodology includes consideration of the Bank's credit risk rating system, historical charge-offs, loan impairment as defined by Financial Accounting Standards Board ("FASB") Statement No. 114, loss ratios on criticized and classified loans, and finally, adjustments related to various qualitative factors that may change the risk profile of all or portions of the portfolio. The analysis is used to arrive at a recommended allowance for loan losses.

            A general allowance for losses is calculated based on estimates of inherent losses which probably exist as of the evaluation date, taking into account the loans as they are impacted by the above factors. The general allowance for losses on problem loans in these categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the smaller problem loans are determined based upon historical loss experience and regulatory guidelines. For problem loans in excess of $100,000 and for loans considered impaired, specific allowances are provided in the event that the specific collateral analysis on each impaired loan indicates that probable loss would occur upon liquidation of collateral based on the estimated value of the collateral or for impaired loans that are not collateral dependent if the present value of expected future cash flows are less than the loan balance. In addition to these allocated reserves, the Company has established an unallocated reserve of $218,000 and $183,000 at December 31, 2004 and December 31, 2003, respectively. The basis for the unallocated reserve is due to a number of qualitative factors including migration trends in the portfolio, portfolio volume trends, the risk identification process, changes in the outlook for local and regional economic conditions and concentrations of credit.

            The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that Management has determined to be appropriate. The Company's provision for loan losses for 2004 was $1,090,000, down slightly from $1,199,000 in 2003 due to the slower growth rate during the second half of the current year. Net charge-offs for the year ended December 31, 2004, at $588,000, were consistent with that of 2003. Net loan charge-offs in 2004 were .18% of average net loans compared to .21% in 2003 and .38% in 2002. Gross charge-offs in 2004 consisted primarily of commercial loans ranging in size from $3,000 to $87,000, as well as a total of approximately $453,000 representing the unguaranteed portions of 17 SBA loans. Installment loan charge-offs represented $14,000 of the total gross amount.

            Non-performing assets increased significantly to $2,839,000 at year-end 2004 from $392,000 at year-end 2003, largely as a result of the addition of $1.5 million in other real estate owned from a loan foreclosure during the year. This property has been listed in the commercial real estate market, and Management believes the net realizable value from the eventual sale of the property is in excess of the carrying value. Although nonperforming assets at December 31, 2004 were 0.84% of total loans and other real estate, the net exposure of all nonperforming assets is significantly lower. Although nonperforming assets at December 31, 2004 were under 1% of total loans and other real estate, the increase this year was significant to Summit since the average ratio over the past five years has been half the current rate. However, the total loss exposure of all nonperforming assets is significantly lower this year. In addition to the other real estate owned, non-performing assets at the end of 2004 consisted of nine fully guaranteed SBA loans and one commercial loan that was secured with real estate. The commercial loan was subsequently liquidated in 2005. Non-performing assets at December 31, 2003 consisted of five SBA loans for which the guaranteed portions totaled $336,000. There was no other real estate owned at December 31, 2003. The Company had allocated reserves totaling $157,000 and $57,000 for all non-performing loans as of December 31, 2004 and 2003, respectively.

            The percentage of loans categorized as criticized or classified (loans rated as special mention, substandard, doubtful or loss) increased this year to 1.53% of total loans at December 31, 2004 compared to 1.34% at December 31, 2003. The total dollar amount also increased to $5.2 million from $4.2 million. The increase in criticized loans was attributed to the addition of one large commercial real estate credit in 2004 to the special mention category. Classified loans also increased in part because of the conventional commercial real estate loan that was liquidated in early 2005. Total classified assets also included the $1.5 million in other real estate owned at December 31, 2004. Although the percentage of criticized and classified loans increased, the dollar amount of the increase consisted completely of fully guaranteed SBA loans.

            While total delinquent loans increased $918,000 at the end of 2004 compared to the prior year-end, the increase, as mentioned above, was primarily due to the nonaccrual SBA loans which were fully guaranteed by the SBA. The total amount of delinquent loans up to 89 days past due and still accruing at December 31, 2004 was flat compared to the end of 2003. The percentage of delinquencies to total loans was .57%, up from .32% at December 31, 2003, also due to the increase in nonaccrual loans. Delinquent loans primarily consisted of commercial loans.

            Management has strengthened the credit administration and risk management functions by adding resources to enhance the credit review procedures and processes during the past year. This improvement in the infrastructure of the organization will allow the Company to continue its focus on generating high quality loans while providing the talent to concentrate on reducing the impaired and otherwise classified loans in the current portfolio.

            The allowance for loan losses was 1.34% of total loans at December 31, 2004 compared to 1.28% at December 31, 2003. The increase was primarily due to the increase in allocated reserves for classified loans. Total allocated reserves increased $323,000 comparing the balance at December 31, 2004 to December 31, 2003. Additionally, the allowance for loan losses percentage was increased since the ratio of commercial loans secured with business assets compared to loans secured with real estate increased this year from last year. The determination of the allowance for loan losses rests upon Management's judgment about factors affecting loan quality, assumptions about the economy, and other factors; however, Management's judgment is based upon a number of assumptions, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

            The following table represents an analysis of the Company's allowance for loan losses including the provision for loan losses and net loan charge-offs for each of the years in the five years ended December 31, 2004.

	Years Ended December 31,
(Dollars in thousands)	2004	2003	2002	2001	2000

Allowance for loan losses at beginning of year	$4,047	$3,435	$3,234	$3,141	$2,525
Charge-offs:
Commercial, financial, and agricultural	986	748	1,050	737	952
Real estate	5	-	-	204	80
Installment loans to individuals	14	22	26	42	9

Total	1,005	770	1,076	983	1,041
Recoveries:
Commercial, financial, and agricultural	413	176	77	143	263
Real estate	-	-	70	168	114
Installment loans to individuals	4	7	-	10	30

Total	417	183	147	321	407
Net charge-offs	588	587	929	662	634
Provision for loan losses	1,090	1,199	1,130	755	1,250

Allowance for loan losses at end of year	$4,549	$4,047	$3,435	$3,234	$3,141

Allowance for loan losses to
average loans outstanding	1.38%	1.42%	1.42%	1.60%	1.75%
Allowance for loan losses to net charge offs	7.7 x	6.9 x	3.7 x	4.9 x	5.0 x
Net charge offs to average loans	.18%	.21%	.38%	.33%	.35%

The amounts and percentages of such components of the allowance for loan losses at the end of each of the five years ended December 31, 2004 and the percentage of loans in each category to total loans are presented in the table below.

	2004			2003			2002			2001			2000
	Allow-			Allow-			Allow-			Allow-			Allow-
(Dollars in	ance		% of	ance		% of	ance		% of	ance		% of	ance		% of
thousands)	$	(%)	Loans	$	(%)	Loans	$	(%)	Loans	$	(%)	Loans	$	(%)	Loans

Commercial, financial, and
agricultural	$1,295	28%	24%	$ 845	21%	21%	$ 860	25%	25%	$1,170	36%	27%	$1,276	41%	25%
Real estate	3,028	67%	76%	3,003	74%	79%	2,276	66%	74%	1,830	57%	72%	1,587	51%	73%
Installment loans to
individuals	8	-	-	16	-%	-	17	1%	1%	34	1%	1%	39	1%	2%
Unallocated	218	5%	-	183	5%	-	282	8%	-	200	6%	-	239	7%	-

Total	$4,549	100%	100%	$4,047	100%	100%	$3,435	100%	100%	$3,234	100%	100%	$3,141	100%	100%

NON-PERFORMING ASSETS

            As a result of Management's ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 2004, 2003, and 2002, had such loans classified as non-accrual been current in accordance with their original terms, amounted to $55,000, $57,000, and $30,000, respectively.

            Non-performing assets are defined as non-accrual and renegotiated loans and other real estate acquired by foreclosure. The Company's non-performing assets as a percentage of total loans and other real estate were .84% at December 31, 2004 compared to .12% at the end of the prior year. Non-performing assets at December 31, 2004 consisted of nine SBA loans fully guaranteed by the SBA totaling $958,000 and one $337,000 conventional commercial loan secured by real estate. The conventional loan was subsequently liquidated in 2005. Additionally, there was one parcel of real estate owned at December 31, 2004 totaling $1,544,000 due to a foreclosure on a commercial loan. This parcel was listed on the real estate market at year-end. At December 31, 2003, the Company had five non-accrual loans totaling $392,000 that were SBA loans of which $336,000 was guaranteed by the SBA. There were no loans past due 90 days or more as to principal or interest payments and still accruing at either December 31, 2004 or 2003.

            The following table presents an analysis of the Company's non-performing assets as of the end of each of the five years ended December 31, 2004.

	December 31,
(Dollars in thousands)	2004	2003	2002	2001	2000

Loans on non-accrual	$1,295	$392	$865	$463	$1,434
Other real estate owned	1,544	-	141	-	595

Total non-performing assets	$2,839	$392	$1,006	$463	$2,029

Total non-performing assets as a percentage
of total loans and other real estate	.84%	.12%	.39%	.21%	1.06%

            Impaired loans are defined as those loans as to which Management believes it is probable that the Company will be unable to collect all principal or interest according to the contractual terms of the note agreement. At year-end 2004 and 2003, the Company had loans totaling $1,295,000 and $392,000, respectively that were considered impaired. Impaired loans at year-end 2004 and 2003 included all non-accrual loans. Most of the impaired loans at the end of the current year, $958,000, were fully guaranteed by the SBA. Specific allocations in the allowance for loan losses at the end of 2004 and 2003, for these loans were $157,000 and $57,000, respectively.

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

INVESTMENT SECURITIES

            The Bank typically invests in lower yielding investment security instruments when there are excess funds available or if there is a need for collateral for government or other regulatory agency deposits or for leveraging purposes to lock in interest rate spreads on borrowed funds. Most of the securities owned at December 31, 2004 were classified as available for sale; however, there were several obligations of municipalities classified as held to maturity. Securities are classified as "available for sale" or "held to maturity" at the time of purchase. Securities held to maturity are recorded at cost with no adjustments to the carrying value for market pricing fluctuations unless the value becomes other than temporarily impaired. Securities classified as available for sale are recorded at cost, however the values are adjusted monthly to reflect fluctuations in the market value of these securities. Increases or decreases in the market value of available for sale securities are reflected through an adjustment to the unrealized gain or loss on securities component in shareholders' equity. Municipal securities obligations have the added benefit of tax exemption characteristics at the federal and/or state level.

            At December 31, 2004, the Company's total investment security portfolio was $149 million, up 21% over the total of securities at December 31, 2003. The increase was largely due to the placement of excess funds in the investment portfolio when loan growth slowed in the second half of 2004. Additionally, the Company leveraged $20 million in the fourth quarter, funding the purchase of the securities with short-term repurchase agreements and using these securities as collateral to yield a spread that was approximately 2% at December 31, 2004. A portion of the total portfolio, approximately 71% at the end of 2004, was pledged for various purposes.

            The following table presents maturity distribution and yields of investment securities available for sale.

	December 31, 2004			December 31, 2003
			Year-end
	Amortized	Fair	Weighted	Amortized	Fair
			Avg.
(Dollars in thousands)	Cost	Value	Yield	Cost	Value

U.S. Government Agencies
One year or less	$5,901	$5,933	3.30%	$-	$-
Over one through five years	42,871	42,510	3.45%	50,803	50,920
Over five years	-	-	-	3,100	3,114

Total U.S. Government Agencies	48,772	48,443	3.43%	53,903	54,034

Mortgage-Backed Securities
One year or less	-	-	-	43	43
Over one through five years	338	354	5.90%	455	471
Over five through ten years	26,228	26,303	4.07%	8,063	8,453
Over ten years	52,612	52,759	4.93%	42,521	43,024

Total mortgage-backed securities	79,178	79,416	4.66%	51,082	51,991

Tax-exempt municipal securities
Over one through five years	500	529	4.10%	250	267
Over five through ten years	770	820	4.30%	1,020	1,090
Over ten years	3,535	3,648	4.61%	3,538	3,620

Total tax-exempt municipal securities	4,805	4,997	4.51%	4,808	4,977

Total investment securities available for sale	$132,755	$132,856	4.20%	$109,793	$111,002

            The following table presents maturity distribution and yields of investment securities held to maturity.

	December 31, 2004			December 31, 2003
			Year-end
	Amortized	Fair	Weighted	Amortized	Fair
			Avg.
(Dollars in thousands)	Cost	Value	Yield	Cost	Value

Mortgage-Backed Securities
Over ten years	$-	$-	-	$1,016	$1,105

Total mortgage-backed securities	-	-	-	1,016	1,105

Tax-exempt municipal securities
Over one through five years	1,637	1,636	3.89%	1,442	1,446
Over five through ten years	-	-	-	445	453
Over ten years	14,301	15,066	4.87%	9,550	10,041

Total tax-exempt municipal securities	15,938	16,702	4.81%	11,437	11,940

Total investment securities held to maturity	$15,938	$16,702	4.81%	$12,453	$13,045

DEPOSITS

            The primary source for funding asset growth is deposits. Deposits totaled $434 million at December 31, 2004, an increase of 18% over one year ago. Since Summit's primary market niche targets small businesses and commercial relationships, it typically retains a strong percentage of noninterest-bearing deposits to total deposits which reduces the overall cost of funds. At December 31, 2004, noninterest-bearing demand deposits represented 24% of total deposits. By comparison, according to the most recent Uniform Bank Performance Report, other financial institutions of similar size to Summit have average noninterest-bearing deposits of only 12%. During 2004, demand deposits grew 22% to $104 million at December 31. The Bank opened a limited facility branch on the south side of Atlanta in July 2004. This location has enabled the credit relationships of the Bank that are located in that area to have a more convenient location to make deposits.

            Time deposits reflected a growth rate of 7% comparing total time deposits at December 31, 2004 to the total at the end of the prior year. The Bank sometimes uses public funding from the State of Georgia, as well as national market time deposits, when liquidity needs warrant. The State of Georgia time deposits are typically six-month instruments and have attractive interest rates, although the Bank also provides collateral for them in the form of U.S. agency securities. National market time deposits have various maturity dates and typically come from credit unions. Each credit union typically invests approximately $100,000 to stay within the FDIC insurance limits on deposits.

            The following table presents the average amount outstanding and the average rate paid on deposits by the Company for the years ended December 31, 2004, 2003, and 2002.

	2004		2003		2002
	Average	Average	Average	Average	Average	Average
(Dollars in thousands)	Balance	Rate	Balance	Rate	Balance	Rate

Noninterest-bearing deposits	$88,210	-%	$80,076	-%	$66,875	-%
Interest-bearing deposits:
NOW accounts	19,071	.11%	17,274	.16%	16,493	.42%
Money market accounts	53,652	.67%	56,792	.72%	46,814	1.30%
Savings deposits	14,121	.25%	11,951	.38%	10,740	.70%
Other time deposits	221,388	2.81%	183,347	3.15%	166,867	3.83%

Total	$396,442	1.67%	$349,440	1.79%	$307,789	2.32%

            The following table presents the maturity of the Company's time deposits at December 31, 2004.

	Time Deposits of		Time Deposits
(In thousands)	$100,000 and Greater	Less Than $100,000	Total

Months to maturity:
3 or less	$37,146	$24,521	$61,667
Over 3 through 6	31,779	21,149	52,928
Over 6 through 12	25,508	23,473	48,981
Over 12	36,253	20,985	57,238

Total	$130,686	$90,128	$220,814

OTHER BORROWED FUNDS

            The Company is an active member of the Federal Home Loan Bank ("FHLB") and had three advances totaling $25 million at both December 31, 2004 and 2003 from the FHLB. These advances are fully collateralized by Bank-owned investment securities, and are primarily used to fund additional loan growth at times when loan growth outpaces deposit growth. The weighted-average rate for these borrowings at December 31, 2004 was 3.03%, and the advances have maturity dates ranging from eleven months to five years.

            The Company also utilized two types of short-term security repurchase agreement arrangements to provide funding for asset growth. The first type was overnight repurchase agreements with commercial Bank customers, and the second was short-term repurchase agreements with correspondent relationships. The total of these agreements, collateralized with Bank-owned securities, at December 31, 2004 and 2003 was flat at $35 million, although it varied during the years based on short-term funding needs. The weighted-average rate for these borrowings at the end of the current year was 2.11% compared to 1.01% at the end of 2003.

            From time to time, the Company also utilizes the overnight purchase of federal funds to meet short-term needs. Although at both December 31, 2004 and 2003, there were no outstanding federal funds purchased, the average balance of federal funds purchased during 2004 was $4 million, indicating usage of the lines as needed throughout the year.

            In 2003, the Company issued $12 million of trust preferred securities, through a wholly-owned subsidiary. The Company injected $9 million as a capital contribution to the Bank to support growth plans and retained $3 million for future use. The resulting 30-year debentures of the Company had a floating rate of LIBOR plus 3.1%, which was a rate of approximately 5.65% at December 31, 2004 compared to a rate of approximately 4.30% at December 31, 2003.

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

            The decline of the growth rate of the loan portfolio in the latter part of 2004 had an impact on the liquidity of the Bank in that deposit growth began outpacing loan growth. At December 31, 2004, the Company's net loan to deposit ratio was 77%, down from a ratio of 85% at December 31, 2003. Much of the excess deposit growth was placed in the investment security portfolio until loan growth resumes. Management monitors and assesses the adequacy of the Company's liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available. In 2004, insufficient liquidity was not a factor for the Bank.

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

            The Bank has several funding sources on which to draw, should liquidity needs warrant. Unsecured federal funds lines with various correspondent financial institutions totaled $18 million at December 31, 2004. There are restrictions as to the number of consecutive days under which federal funds can be purchased, and these restrictions are closely monitored for adherence. While there were no outstanding advances under these credit lines at December 31, 2004, the lines were utilized during the year as needed. The Federal Home Loan Bank ("FHLB") is another available source for funding, provided the Company has sufficient assets, investment securities or loans, for collateral. The total line with the FHLB at December 31, 2004 was $57,480,000. Of this total, Summit had outstanding advances totaling $25 million.

            Other wholesale funding used in 2004 included short-term repurchase agreements with correspondent institutions, as well as overnight repurchase agreements with Bank corporate customers, collateralized with U.S. agency securities. Additional funding sources include institutional time deposits, typically of $100,000 increments. During 2004, primarily early in the year, the Bank obtained approximately $21 million of additional time deposit funds from various institutions, with terms typically ranging from 12 to 24 months. This source of funds may be used to add deposits relatively quickly and in larger blocks than through traditional retail branch efforts. As loan growth slowed in the latter part of 2004 and interest rates on institutional time deposits increased in the market, the Bank opted to not renew several of these instruments that matured. The total institutional time deposits held at December 31, 2004 was $23 million.

            From time to time, the Bank also places bids on State of Georgia, Office of Treasury and Fiscal Services time deposits. While these funds also require collateral above the limits of FDIC insurance, the rates have typically been attractive to the Bank and cost-competitive considering the multi-million dollar funding source. At December 31, 2003, the Bank had $2 million in time deposits from the Office of Treasury and Fiscal Services. As earning assets grow, the Bank may have additional liquidity needs, and Management has considered these other sources to meet those needs.

            The Company's interest rate sensitivity position at December 31, 2004 is presented in the table below.

	Assets and liabilities repricing within
	3 Months	4 to 6	7 to 12	1-5	Over 5
(Dollars in thousands)	or Less	Months	Months	Years	Years	Total

Interest-earning assets:
Loans	$255,121	$2,860	$4,952	$67,568	$8,704	$339,205
Interest Rate Swap	(25,000)	-	-	25,000	-	-
Investment securities	4,576	1,500	8,933	52,570	84,312	151,891
Federal funds sold	16,000	-	-	-	-	16,000
Interest-bearing deposits with other	249	-	-	-	-	249
banks

Total interest-earning assets	$250,946	$4,360	$13,885	$145,138	$93,016	$507,345

Interest-bearing liabilities:
Deposits	$100,353	$59,605	$68,210	$102,150	$80	$330,398
Federal Home Loan Bank advances	-	-	5,000	20,000	-	25,000
Other borrowed funds	35,394	-	-	-	-	35,394
Long-term Debentures					12,000	12,000

Total interest-bearing liabilities	135,747	59,605	73,210	122,150	12,080	402,792

Interest sensitivity gap	115,199	(55,245)	(59,325)	22,988	80,936	104,553

Cumulative interest sensitivity gap	$115,199	$59,954	$629	$23,617	$104,553	$104,553

(Cumulative interest-earning assets/cumulative
interest-bearing liabilities)	1.85	1.31	1.00	1.06	1.26	1.26

            Over the past year, the Company's strategy has been to remain asset-sensitive due to the nature of the primarily-floating rate loan portfolio and the rising rate environment. Being asset-sensitive, comparing the Company's interest-earning assets to interest-bearing liabilities through the next twelve months, suggests that the Company's net interest income could be negatively impacted by further decreases in market rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all interest-bearing demand and savings deposits are considered not highly volatile and are, therefore, classified with 50% of the balances repricing in the one-year or less periods and 50% in the over-one-year periods. There was one exception to this classification method. At the end of 2004, $20 million in temporary deposits were placed in a money market account. Due to the temporary nature of these funds, 100% were considered repriceable in three months or less. Time deposits are presented based on their contractual terms. The Company's policy is to maintain its one-year gap position in the .8 to 1.2 range. The one-year gap reflected by the interest rate sensitivity table is 1.00, indicating adherence to Company policy.  Management closely monitors the Company's position, and, if rates should change in either direction, Management will take steps to reposition its interest-earning assets and interest-bearing liabilities to minimize the impact of gap exposure.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

            The Company has commitments to its customers under lines of credit, in addition to the Company's contractual obligations such as deposits, FHLB advances and other borrowed funds. The total of these commitments at December 31, 2004 was approximately $39 million. The lines include conventional revolving lines of credit that consist of commercial working capital lines that renew annually. Commitments also include annually renewing international lines for letters of credit availability. There are commitments under non-revolving lines of credit that are used by customers for specific purposes, as well as various types of consumer lines of credit. These include lines secured by mortgages on residential real estate and unsecured revolving credit lines. Although Management regularly monitors the balance of outstanding commitments to ensure funding availability, should the need arise, historical records indicate that the total of outstanding commitments is a very consistent amount, and the risk of all customers fully drawing on all these lines at the same time is remote.

            The following table reflects a summary of the Company's commitments to extend credit, commitments under contractual leases, as well as the Company's contractual obligations, consisting of deposits, FHLB advances and borrowed funds, by contractual maturity date.

	2005	2006	2007	2008	2009	Thereafter

Demand and savings deposits	$213,639	$-	$-	$-	$-	$-
Time deposits	163,576	26,927	24,315	2,951	2,965	80
Federal Home Loan Bank advances	5,000	20,000	-	-	-	-
Other borrowed funds	35,394	-	-	-	-	-
Long-term debentures	-	-	-	-	-	12,000
Commitments to customers
under lines of credit	39,395	-	-	-	-	-
Commitments under lease
agreements	1,346	1,217	1,117	711	733	2,878

	$458,350	$48,144	$25,432	$3,662	$3,698	$14,958

            In addition, the Company entered into a Post-Retirement Compensation Agreement with its CEO in 2004 that provides for 15 annual payments of $24,000 each, beginning six months after her retirement from the Company and no earlier than February 27, 2007.

MARKET RISK

            Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods. The Company's primary market risk exposure is currently the interest rate risk inherent in its lending and deposit taking activities. The structure of the Company's loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. The Company manages its interest rate risk through the use of various tools, including managing the composition and size of the investment portfolio so as to reduce the interest rate risk in the deposit and loan portfolios, at the same time maximizing the yield generated by the portfolio.

The table below presents the contractual balances and the estimated fair value of the Company's financial instruments at their expected maturity dates as of December 31, 2004. The expected maturity categories for investment securities take into consideration historical prepayment experience, as well as Management's expectations based on the interest rate environment as of December 31, 2004. For core deposits without contractual maturity (i.e., interest-bearing checking, savings, and money market accounts), the table presents principal cash flows based on Management's judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2004.

	Expected Maturity Date
(Dollars in thousands)	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value

Assets
Investment Securities
Fixed rate	$11,933	$5,163	$968	$34,746	$4,153	$81,180	$138,143	$138,907
Average interest rate	3.93%	5.14%	2.47%	3.23%	3.98%	4.84%	4.32%
Variable rate	-	-	-	-	-	10,673	10,673	10,673
Average interest rate	-	-	-	-	-	3.66%	3.66%
Loans
Fixed rate	9,486	10,467	18,451	23,274	12,315	11,765	85,758	85,562
Average interest rate	6.19%	7.29%	7.18%	6.62%	6.38%	6.51%	6.73%
Variable rate	39,214	10,465	17,324	22,027	43,121	121,296	253,447	255,350
Average interest rate	6.37%	6.42%	6.46%	6.41%	6.24%	6.48%	6.41%
Interest-bearing deposits with
other banks
Variable rate	249	-	-	-	-	-	249	249
Average interest rate	2.10%	-	-	-	-	-	2.10%
Liabilities
Interest-bearing deposits
and savings	54,792	18,264	18,264	18,264	-	-	109,584	109,584
Average interest rate	.48%	.48%	.48%	.48%	-	-	.48%
Time deposits Fixed rate	163,576	26,927	24,315	2,951	2,965	80	220,814	221,256
Average interest rate	2.67%	3.97%	3.80%	3.33%	3.94%	4.94%	2.98%
Variable rate short-
term borrowings	35,394	-	-	-	-	-	35,394	35,394
Average interest rate	2.11%	-	-	-	-	-	2.11%
Variable rate long-
term borrowings	5,000	20,000	-	-	-	12,000	37,000	37,091
Average interest rate	5.69%	2.37%	-	-	-	5.65%	3.88%

CAPITAL ADEQUACY

            There are various primary measures of capital adequacy for banks and bank holding companies such as risk-based capital guidelines and the leverage capital ratio.

            Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, and Tier 1 capital to risk-weighted assets and Tier 1 leverage ratios of 4%. As of December 31, 2004, the Bank exceeded all required levels of capital, and was considered well-capitalized by regulatory standards. The Bank's risk-based capital ratio of Tier 1 capital to risk-weighted assets was 11.9%; its risk-based ratio of total capital to risk-weighted assets was 13.1%; and its Tier 1 leverage ratio was 8.4%.

            In September 2003, the Company issued $12 million of trust preferred securities and contributed $9 million of those new funds to its subsidiary Bank as a capital injection. According to current Federal Reserve guidelines, trust preferred securities can be included as Tier 1 capital in the Company's capital ratios as well, within certain restrictions. As of December 31, 2004 approximately $11 million of these securities are considered a part of the Company's Tier 1 capital. In 2004, the Company focused its attention on strengthening its infrastructure with additional resources in order to continue its growth plans with a solid foundation. During the year, a limited service facility was opened in the South Atlanta area, the San Jose branch office was relocated to a more visible location and construction was begun on a new full service branch in metro Atlanta. Management believes the Company has sufficient capital to continue growing organically, as well as to facilitate future acquisition opportunities should they arise.

INFLATION

            Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. The Company has been able to maintain an adequate level of equity, as previously mentioned, and, though inflation has not been a material factor during the last six years, Management will address any future effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management processes, and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

BUSINESS SEGMENT INFORMATION

            During the past sixteen years, the consolidated income of the Company and its subsidiaries has been provided primarily through banking activities.

RECENT ACCOUNTING PRONOUNCEMENTS

            FASB Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46), was issued in January 2003 and was reissued in December 2003 as FASB Interpretation No. 46 (revised December 2003) - (FIN 46R). FIN 46 and FIN 46R are applicable to all special purpose entities no later than the end of the first reporting period ending after December 15, 2003. Pursuant to both FIN 46 and FIN 46R, Summit Bank Corporation Capital Trust I (the Trust), formed on September 30, 2003, is considered a variable interest entity as its activities are so restricted and predetermined that the equity holders lack the direct or indirect ability to make decisions about the Trust's activities through voting rights or similar rights. Additionally, the common stock equity held by the Company is not considered at risk and, therefore, the common stock equity does not meet the definition of a variable interest. As the Company does not have a variable interest in the Trust, it cannot be the primary beneficiary of the Trust and, therefore, on December 31, 2003, the Company deconsolidated the Trust.

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

            In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue 03-1, Meaning of Other Than Temporary Impairment (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and cost method investments. The basic model developed by the Task Force in evaluating whether an investment within the scope of Issue 03-1 is other-than-temporarily impaired includes determining whether the investment is impaired, evaluating whether the impairment is other-than-temporary, and, if the impairment is other-than-temporary, recognizing an impairment loss equal to the difference between the investment's cost and its fair value. In September 2004, the FASB approved a FASB Staff Position ("FSP") to delay the requirement and method for determining impairment losses under Issue 03-1. The approved delay will apply to all securities within the scope of Issue 03-1 and is expected to end when new guidance is issued and comes into effect. The FSP did not affect the disclosure requirements of Issue 03-1. The Company will continue to monitor changes to Issue 03-1, but does not consider it, or the related FSP to have a material impact on the Company's financial position or results of operations.

            In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment which requires companies to recognize, in the statement of income, the grant-date fair value of stock options and other equity-based compensation issued to employees. The standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Based on the Company's historically limited grants of stock options to its employees, the Company does not expect the adoption of SFAS 123R to have a significant effect on its results of operations.

            In December 2003, the AICPA issued Statement of Position (SOP) 03-3 Accounting for Certain Loans or Debt Securities acquired in a Transfer. This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying the accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. The Company will follow the requirements of this statement in any future acquisition of loans or debt securities.

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share amounts)	2004	2003

Assets
Cash and due from banks (note 9)	$20,810	$16,227
Interest-bearing deposits with other banks	249	261
Federal funds sold	16,000	1,750

Cash and cash equivalents	37,059	18,238

Investment securities available for sale (notes 2, 11, and 12)	132,856	111,002
Investment securities held to maturity (estimated fair value of
$16,702 and $13,045 in 2004 and 2003, respectively) - (note 3)	15,938	12,453
Other investments (note 4)	3,097	2,271
Loans, net of unearned income of $1,076 and $1,171 in 2004 and 2003, respectively	339,205	317,072
Less allowance for loan losses	(4,549)	(4,047)

Net loans (note 6)	334,656	313,025

Premises and equipment, net (note 7)	4,312	4,053
Customers' acceptance liability	3,223	1,933
Deferred income taxes (note 14)	2,449	1,615
Goodwill, net	1,530	1,530
Bank-owned life insurance	7,478	7,041
Other real estate owned	1,544	-
Other assets (note 8)	3,566	3,984

Total assets	$547,708	$477,145

Liabilities and Stockholders' Equity
Liabilities:
Deposits (note 10):
Noninterest-bearing demand	$104,055	$85,103
Interest-bearing:
Demand	97,836	61,828
Savings	11,748	15,138
Time, $100,000 and over	130,686	110,980
Other time	90,128	95,550

Total deposits	434,453	368,599
Acceptances outstanding	3,223	1,933
Federal Home Loan Bank advances (note 12)	25,000	25,000
Other borrowed funds (note 11)	35,394	34,957
Long-term debentures (note 13)	12,000	12,000
Other liabilities	3,009	1,920
Total liabilities	513,079	444,409

Stockholders' equity (notes 16, 18, and 22):
Common stock, $0.01 par value. Authorized 100,000,000 shares;
issued and outstanding 5,690,104 shares in 2004 and 5,652,604 shares in 2003	57	57
Additional paid-in capital	17,445	17,258
Accumulated other comprehensive (loss) income	(108)	1,064
Retained earnings	17,235	14,357

Total stockholders' equity	34,629	32,736
Commitments and contingencies (note 15)

Total liabilities and stockholders' equity	$547,708	$477,145

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
(In thousands, except share and per share amounts)	2004	2003	2002

Interest income:
Loans, including fees	$21,016	$18,395	$16,765
Federal funds sold	24	26	68
Interest-bearing deposits with other banks	7	6	8
Taxable securities	4,644	4,366	4,348
Tax-exempt securities	885	677	635
Other investments	114	78	77

Total interest income	26,690	23,548	21,901

Interest expense:
Time deposits, $100,000 and over	3,818	3,187	3,136
Other deposits	2,805	3,073	4,011
Federal Home Loan Bank advances	636	516	724
Other borrowings	1,001	369	228

Total interest expense	8,260	7,145	8,099

Net interest income	18,430	16,403	13,802
Provision for loan losses (note 6)	1,090	1,199	1,130

Net interest income after provision for loan losses	17,340	15,204	12,672

Noninterest income:
Fees for international trade finance services	1,322	1,228	1,073
SBA loan servicing fees	72	95	97
Overdraft charges	927	913	860
Service charge income	633	734	756
Income from bank-owned life insurance	437	436	433
Gains on interest rate swaps	13	-	475
Net gain on sales of securities available for sale (note 2)	143	100	255
Other	381	423	1,074

Total noninterest income	3,928	3,929	5,023

Noninterest expenses:
Salaries and employee benefits (note 17)	7,161	6,528	6,308
Equipment	1,082	941	828
Net occupancy	1,375	1,139	956
Other (note 21)	4,119	3,603	3,716

Total noninterest expenses	13,737	12,211	11,808

Income before income taxes	7,531	6,922	5,887
Income tax expense (note 14)	2,378	2,100	1,743

Net income	$5,153	$4,822	$4,144

Net income per share - basic	$0.91	$0.85	$0.74

Net income per share - diluted	$0.91	$0.85	$0.74

Weighted average number of common shares outstanding	5,686,563	5,652,604	5,636,904
Weighted average number of common and common
equivalent shares outstanding	5,687,303	5,672,007	5,646,608

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2004, 2003, and 2002
					Accumulated
					Other
(In thousands, except		Common		Additional	Retained
share and per	Comprehensive	stock	Paid-In	Comprehensive	Income	Stockholders'	Total
share amounts)	Income	Shares	Amount	Capital	(Loss)	Earnings	Equity

Balances, December 31, 2001		5,803,868	$58	$18,210	$265	$8,863	$27,396
Comprehensive income:
Net income	$4,144	-	-	-	-	4,144	4,144
Net unrealized gains on investment
securities available for sale, net of tax
effect and reclassification
adjustment (note 22)	1,460	-	-	-	1,460	-	1,460
Net unrealized gains on interest
rate swap agreements (note 22)	641	-	-	-	641	-	641
Total comprehensive income	$6,245
Issuance of common stock		57,938	1	232	-	-	233
Repurchase of common stock		(209,202)	(2)	(1,184)	-	-	(1,186)
Cash dividends declared,
$0.27 per share		-	-	-	-	(1,512)	(1,512)

Balances, December 31, 2002		5,652,604	57	17,258	2,366	11,495	31,176
Comprehensive income:
Net income	$4,822	-	-	-	-	4,822	4,822
Net unrealized losses on investment
securities available for sale, net of tax
effect and reclassification
adjustment (note 22)	(912)	-	-	-	(912)	-	(912)
Net unrealized losses on interest
rate swap agreements (note 22)	(390)	-	-	-	(390)	-	(390)
Total comprehensive income	$3,520
Cash dividends declared,
$0.35 per share		-	-	-	-	(1,960)	(1,960)

Balances, December 31, 2003		5,652,604	57	17,258	1,064	14,357	32,736
Comprehensive income:
Net income	$5,153	-	-	-	-	5,153	5,153
Net unrealized losses on investment
securities available for sale, net of tax
effect and reclassification
adjustment (note 22)	(710)	-	-	-	(710)	-	(710)
Net unrealized losses on interest
rate swap agreements (note 22)	(462)	-	-	-	(462)	-	(462)
Total comprehensive income	$3,981
Issuance of common stock		37,500	-	187	-	-	187
Cash dividends declared,
$0.40 per share		-	-	-	-	(2,275)	(2,275)

Balances, December 31, 2004		5,690,104	$57	$17,445	$(108)	$17,235	$34,629

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(In thousands)	2004	2003	2002

Cash flows from operating activities:
Net income	$5,153	$4,822	$4,144
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	832	722	628
Deferred tax (benefit) expense	(312)	(5)	213
Net amortization of premiums/discounts on investment securities	461	339	354
Amortization of servicing assets	125	174	259
Proceeds from termination of interest rate swap	46	-	-
Gains on interest rate swaps	-	-	(391)
Amortization of deferred gain on termination of interest rate swap	(13)	-	-
Income from bank-owned life insurance	(437)	(436)	(433)
Provision for loan losses	1,090	1,199	1,130
Earnings from split-dollar life insurance	-	(45)	-
Net gains on sales of investment securities	(143)	(100)	(255)
Losses on disposal of other real estate	-	212	-
Changes in other assets and liabilities:
Net decrease in loans held for sale	-	-	12,107
(Increase) decrease in other assets	(309)	(616)	742
Increase in other liabilities	1,072	389	347

Net cash provided by operating activities	7,565	6,655	18,845

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	18,454	19,873	18,517
Purchases of investment securities available for sale and other investments	(62,232)	(71,503)	(69,263)
Purchases of investment securities held to maturity	(4,692)	(349)	(428)
Proceeds from maturities of investment securities available for sale	9,381	25,235	19,218
Principal collections on investment securities available for sale	10,486	12,078	11,499
Principal collections on investment securities held to maturity	1,010	10	9
Loans made to customers, net of principal collected on loans	(24,265)	(59,633)	(52,156)
Purchases of premises and equipment	(1,091)	(1,371)	(606)
Liquidation of other investment	2	-	-

Net cash used in investing activities	(52,947)	(75,660)	(73,210)

Cash flows from financing activities:
Net increase in demand and savings deposits	51,570	11,809	18,487
Net increase in time deposits	14,284	39,364	4,015
Proceeds from Federal Home Loan Bank advances	-	5,000	10,000
Net increase in other borrowed funds	437	4,232	25,259
Proceeds from issuance of long-term debentures	-	12,000	-
Issuance of common stock	187	-	233
Repurchase of common stock	-	-	(1,186)
Dividends paid	(2,275)	(1,960)	(1,512)

Net cash provided by financing activities	64,203	70,445	55,296

Net increase in cash and cash equivalents	18,821	1,440	931
Cash and cash equivalents at beginning of year	18,238	16,798	15,867

Cash and cash equivalents at end of year	$37,059	$18,238	$16,798

Supplemental disclosures of cash paid during the year:
Interest	$7,977	$7,175	$8,060
Income taxes	2,287	1,916	1,652
Supplemental disclosures of noncash investing activities:
Transfer of foreclosed loans to other real estate	$1,544	$697	$141

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

            In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, Management obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by real estate in the metropolitan area of Atlanta, Georgia and the South San Francisco Bay area of California. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

            Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

(d) CASH AND CASH EQUIVALENTS

            Cash and cash equivalents include cash and due from banks, interest-bearing deposits with other banks with original maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

(e) INVESTMENT SECURITIES

            The Company classifies its investment securities into one of three categories: available for sale, held to maturity, or trading. Investment securities at December 31, 2004 and 2003 consist of obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities.

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

(h) PREMISES AND EQUIPMENT

            Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which are from three to forty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease using the straight-line method.

(i) OTHER REAL ESTATE

            Other real estate, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost (carrying value at date of foreclosure) or fair value less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of fore- closure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. Subsequent write-downs are charged to operations. Gains recognized on the disposition of the properties are recorded in noninterest income.

            Costs of improvements to other real estate are capitalized, while costs associated with holding other real estate are charged to operations.

(j) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

            In accordance with SFAS No. 133 and SFAS No. 138, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a derivative trading instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

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

(m) GOODWILL

            The Company accounts for goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates amortization of goodwill and intangible assets that have indefinite useful lives and requires annual tests of impairments of those assets. SFAS No. 142 also provides specific guidance about how to determine and measure goodwill and intangible asset impairments, and requires additional disclosures of information about goodwill and other intangible assets.

            In accordance with the provisions of SFAS No. 142, the Company tested its goodwill for impairment. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. At December 31, 2004, goodwill is not considered impaired. The Company evaluates goodwill for impairment annually.

            At December 31, 2004 and 2003, the Company had net unamortized goodwill of approximately $1,530,000.

(n) NET INCOME PER SHARE

            Basic net income per share excludes dilution and is computed by dividing net income by weighted average shares outstanding. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus potential common stock resulting from dilutive stock options.

(o) STOCK-BASED COMPENSATION

            In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in the interim financial information.

            The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost was not recorded for the year ended December 31, 2004, as the quoted market price on the date of grant equaled the exercise price. Compensation cost determined under SFAS No. 123 would have reduced net income and income per share for the year ended December 31, 2004 to the pro forma amounts indicated below (in thousands, except per share amounts):

Net income	$5,153
Deduct total stock-based compensation expense determined under
fair value based method, net of related tax effect	(25)

Pro forma net income	$5,128

Net income per common share:
Basic and diluted:
As reported	$0.91

Pro forma	$0.90

            Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the years ended December 31, 2003 and 2002 as no stock options or other stock-based compensation were granted in those years.

(p) RECENT ACCOUNTING PRONOUNCEMENTS

            FASB Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46), was issued in January 2003 and was reissued in December 2003 as FASB Interpretation No. 46 (revised December 2003) - (FIN 46R). FIN 46 and FIN 46R are applicable to all special purpose entities no later than the end of the first reporting period ending after December 15, 2003. Pursuant to both FIN 46 and FIN 46R, Summit Bank Corporation Capital Trust I (the Trust) is considered a variable interest entity as its activities are so restricted and predetermined that the equity holders lack the direct or indirect ability to make decisions about the Trust's activities through voting rights or similar rights. Additionally, the common stock equity held by the Company is not considered at risk and, therefore, the common stock equity does not meet the definition of a variable interest. As the Company does not have a variable interest in the Trust, it cannot be the primary beneficiary of the Trust and, therefore, on December 31, 2003, the Company deconsolidated the Trust.

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

            In March 2004, the EITF reached a consensus on Issue 03-1, Meaning of Other Than Temporary Impairment (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and cost method investments. The basic model developed by the Task Force in evaluating whether an investment within the scope of Issue 03-1 is other-than-temporarily impaired includes determining whether the investment is impaired, evaluating whether the impairment is other-than-temporary, and if the impairment is other-than-temporary, recognizing an impairment loss equal to the difference between the investment's cost and its fair value. In September 2004, the FASB approved a FASB Staff Position (FSP) to delay the requirement and method for determining impairment losses under Issue 03-1. The approved delay will apply to all securities within the scope of Issue 03-1 and is expected to end when new guidance is issued and comes into effect. The FSP did not affect the disclosure requirements of Issue 03-1. The Company will continue to monitor changes to Issue 03-1, but does not consider it, or related FSP to have a material impact on the Company's financial position or results of operations.

            In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment which requires companies to recognize, in the statement of income, the grant-date fair value of stock options and other equity-based compensation issued to employees. The standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Based on the Company's historically limited grants of stock options to its employees, the Company does not expect the adoption of SFAS 123R to have a significant effect on its results of operations.

            In December 2003 the AICPA issued Statement of Position (SOP) 03-3 Accounting for Certain Loans or Debt Securities acquired in a Transfer. This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. The Company will follow the requirements of this statement in any future acquisition of loans or debt securities.

(2) INVESTMENT SECURITIES AVAILABLE FOR SALE

            Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
(In thousands)	Cost	Gains	Losses	Fair Value

December 31, 2004:
Obligations of U.S. government agencies	$48,772	$188	$517	$48,443
Tax-exempt municipal securities	4,805	192	-	4,997
Mortgage-backed securities	79,178	740	502	79,416

Total	$132,755	$1,120	$1,019	$132,856

December 31, 2003:
Obligations of U.S. government agencies	$53,903	$575	$444	$54,034
Tax-exempt municipal securities	4,808	169	-	4,977
Mortgage-backed securities	51,082	1,202	293	51,991

Total	$109,793	$1,946	$737	$111,002

            Proceeds from the sales of investment securities available for sale during 2004, 2003, and 2002 were $18,454,000, $19,873,000, and $18,517,000, respectively. Gross gains of $167,000, $100,000, and $283,000, and gross losses of $24,000, $0, and $28,000, were realized on those sales in 2004, 2003, and 2002, respectively.

            Investment securities available for sale with aggregate carrying amounts of approximately $105,987,000 and $80,302,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits, FHLB advances, and for other purposes required or permitted by law.

            The amortized cost and estimated fair values of investment securities available for sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
(In thousands)	Cost	Fair Value

Due in less than one year	$5,901	$5,933
Due after one year through five years	43,371	43,039
Due after five years through ten years	770	820
Due after ten years	3,535	3,648
Mortgage-backed securities	79,178	79,416

Total	$132,755	$132,856

The following investments available for sale have unrealized losses as of December 31, 2004 for which an other than temporary impairment has not been recognized:

	Estimated	Unrealized
(In thousands)	Fair Value	Losses

Obligations of U.S. government agencies:
With an unrealized loss for less than 12 months	$32,192	$421
With an unrealized loss for more than 12 months	5,154	96
Mortgage-backed securities:
With an unrealized loss for less than 12 months	50,320	393
With an unrealized loss for more than 12 months	5,915	109

	$93,581	$1,019

    At December 31, 2004, there were six obligations of U.S. government agencies and nine mortgage-backed securities with an unrealized loss for less than 12 months and one obligation of a U.S. government agency and three mortgage-based securities with an unrealized loss for more than 12 months. The total estimated fair value of the securities with unrealized losses at December 31, 2004 represented 98.9% of the book value; therefore, the impairment is not considered severe and is due to increases in interest rates rather than credit quality.

(3) INVESTMENT SECURITIES HELD TO MATURITY

            Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities held to maturity at December 31, 2004 and 2003 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In thousands)	Cost	Gains	Losses	Value

December 31, 2004:
Tax-exempt municipal securities	$15,938	$771	$7	$16,702

December 31, 2003:
Tax-exempt municipal securities	$11,437	$505	$2	$11,940
Mortgage-backed securities	1,016	89	-	1,105

Total	$12,453	$594	$2	$13,045

There were no investment securities held to maturity at December 31, 2004 pledged to secure public deposits or for other purposes required or permitted by law.

            The amortized costs and estimated fair values of investment securities held to maturity at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
(In thousands)	Cost	Fair Value

Due after one year through five years	$1,637	$1,636
Due after ten years	14,301	15,066

Total	$15,938	$16,702

            The following investment held to maturity has an unrealized loss as of December 31, 2004 for which an other than temporary impairment has not been recognized:

	Estimated	Unrealized
(In thousands)	Fair Value	Loss

Tax-exempt municipal security with an unrealized loss for less than 12 months	$1,168	$7

            One security held to maturity had an unrealized loss at December 31, 2004. This municipal security was purchased in 2001. The unrealized loss is considered immaterial to the financial statements.

(4) OTHER INVESTMENTS

            Other investments at December 31, 2004 and 2003 are summarized as follows:

(In thousands)	2004	2003

Federal Home Loan Bank stock	$2,079	$1,250
Federal Reserve Bank stock	656	656
Lenders for Community Development common stock	340	343
Other	22	22

Total	$3,097	$2,271

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

            An interest rate swap to receive a fixed rate with a notional amount of $25,000,000 was entered into in 2001 to reduce the interest rate risk on certain variable rate loans. This swap matured in October 2004.

            During the year ended December 31, 2003, the Company entered into two additional interest swaps with notional amounts of $25,000,000 each. These swaps were designated as hedges of certain variable cash flows in a portion of the loan portfolio. Because these qualified as hedging instruments, changes in fair value resulting from these interest rate swaps were recorded in accumulated other comprehensive income. In March 2004, the Company terminated one of these swap instruments, receiving proceeds of $46,000. At the date of termination, the remaining term of the swap was 36 months. The gain from termination is included in accumulated other comprehensive income and is being recognized over the remaining original term of the swap.

            The outstanding contracts at December 31, 2004 and 2003 are as follows:

	Notional	Prime	Rate	Maturity	Fair Value
(Dollars in thousands)	Amount	Rate Paid	Received	Date	Asset (Liability)

December 31, 2004:
Receive fixed rate swap	$25,000	5.25%	6.135%	July 2008	$(309)
December 31, 2003:
Receive fixed rate swap	25,000	4.00%	6.430%	October 2004	575
Receive fixed rate swap	25,000	4.00%	5.260%	March 2007	(292)
Receive fixed rate swap	$25,000	4.00%	6.135%	July 2008	$27

(6) LOANS

            A summary of loans at December 31, 2004 and 2003 is as follows:

(In thousands)	2004	2003

Commercial, financial, and agricultural	$82,953	$66,727
Real estate - construction	10,812	15,569
Real estate - mortgage	245,836	234,653
Installment loans to individuals	680	1,294
Less unearned income	(1,076)	(1,171)

Loans, net of unearned income	339,205	317,072
Less allowance for loan losses	(4,549)	(4,047)

Net loans	$334,656	$313,025

Activity in the allowance for loan losses for the years ended December 31, 2004, 2003, and 2002 was as follows:

(In thousands)	2004	2003	2002

Balance, beginning of year	$4,047	$3,435	$3,234
Provision for loan losses	1,090	1,199	1,130
Loans charged off	(1,005)	(770)	(1,076)
Recoveries	417	183	147

Balance, end of year	$4,549	$4,047	$3,435

Impaired loans and related amounts included in the allowance for loan losses at December 31, 2004 and 2003 are as follows:

	2004		2003
(In thousands)	Balance	Allowance	Balance	Allowance

Impaired loans, with a related allowance	$337	$157	$314	$57
Impaired loans, without allowance	958	-	78	-

            The allowance for impaired loans was primarily determined based on the fair value of the respective loans' collateral. Impaired loans of $958,000 and $78,000 at December 31, 2004 and 2003, respectively, did not have a related allowance because these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 2004, 2003, and 2002 was $1,088,000, $938,000, and $534,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2004, 2003, and 2002 was approximately $85,000, $17,000, and $29,000, respectively.

            Nonaccrual loans amounted to approximately $1,295,000 and $392,000 at December 31, 2004 and 2003, respectively. Interest income on nonaccrual loans at December 31, 2004, 2003, and 2002, which would have been reported on an accrual basis in 2004, 2003, and 2002, amounted to approximately $55,000, $57,000, and $30,000, respectively.

            At December 31, 2004 and 2003, the Company was servicing loans for others with aggregate principal balances of approximately $14,476,000 and $18,139,000, respectively.

(7) PREMISES AND EQUIPMENT

            Premises and equipment at December 31, 2004 and 2003 consisted of the following:

(In thousands)	2004	2003

Land	$685	$685
Building	1,416	1,414
Other furniture and equipment	5,548	4,923
Leasehold improvements	1,584	1,124

	9,233	8,146
Less accumulated depreciation and amortization	(4,921)	(4,093)

Premises and equipment, net	$4,312	$4,053

(8) INTANGIBLE ASSETS

            The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 2004, 2003, and 2002:

(In thousands)	2004	2003	2002

Balance at beginning of year	$219	$393	$652
Amortization of servicing assets	(125)	(174)	(259)

Balance at end of year	$94	$219	$393

            The results of the Company's impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 2004 and 2003.

(9) RESERVE REQUIREMENTS

            At December 31, 2004 and 2003, the Federal Reserve Bank required that the Bank maintain a reserve balance of $472,000 and $6,140,000, respectively.

(10) DEPOSITS

            A summary of time deposits by maturity as of December 31, 2004 follows:

(In thousands)

Time to maturity:
One year or less	$163,576
Over one year through two years	26,927
Over two years through three years	24,315
Over three years through four years	2,951
Over four years through five years	2,965
Over five years	80

$220,814

            At December 31, 2004, the Company had approximately $2,018,000 in deposits from its directors, executive officers, and principal stockholders and their affiliates.

(11) OTHER BORROWED FUNDS

            Other borrowed funds at December 31, 2004 and 2003 include securities sold under agreements to repurchase totaling $35,394,000 and $34,957,000, respectively. The securities sold under agreements to repurchase at December 31, 2004 and 2003 were secured by certain U.S. government agency securities and mortgage-backed securities with an aggregate carrying value of approximately $44,298,000 and $35,467,000, respectively. All securities sold under the agreements to repurchase were under the Bank's control. The repurchase agreements at December 31, 2004 and 2003 have maturities of less than 90 days.

            The following summarizes pertinent data related to securities sold under agreements to repurchase for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002

Weighted average borrowing rate at year-end	2.11%	1.01%	1.19%
Weighted average borrowing rate during the year	1.28%	1.00%	1.61%
Average daily balance during the year	$28,462,000	$17,805,000	$10,501,000
Maximum month-end balance during the year	$36,548,000	$34,957,000	$13,005,000

            During 2004 and 2003, the Company had available under a line of credit with SunTrust Bank of Atlanta approximately $3,000,000. As renewed, the line of credit bears interest at prime minus 1%, and expires August 31, 2005. The Company has pledged 4,000 shares (27% of the outstanding shares) of the Bank's common stock as collateral under this line of credit. At December 31, 2004 and 2003, the Company had no borrowings outstanding under this credit line.

(12) FEDERAL HOME LOAN BANK ADVANCES

            At both December 31, 2004 and 2003, the Bank had available line of credit commitments with the Federal Home Loan Bank of Atlanta totaling $57,480,000, of which $25,000,000 had been advanced. An advance of $5,000,000 bears interest at a fixed rate of 5.69%, matures on November 16, 2005 and is callable on a quarterly basis. An advance of $10,000,000 bears interest at a floating rate of 2.18% which changes with three-month LIBOR on a quarterly basis. This advance matures on February 3, 2006. An advance of $10,000,000 bears interest at a fixed rate of 2.56% until December 12, 2005, at which time the rate converts to a floating rate of LIBOR and is callable on a quarterly basis. This advance matures on December 12, 2009. The Bank has pledged approximately $30,588,000 in U.S. government agency and mortgage-backed securities as collateral for advances under this line of credit.

(13) LONG-TERM DEBENTURES

            In September 2003, the Company formed a wholly owned subsidiary, Summit Bank Corporation Capital Trust I (the Trust). During 2003, the Trust completed a private placement of $12,000,000 of Company-obligated mandatorily redeemable securities of a subsidiary holding solely parent debentures (trust preferred securities) to an institutional buyer. The proceeds from the sale were invested in floating rate junior subordinated notes (long-term debentures) issued by the Company, and the Company issued a limited, irrevocable guarantee of the Trust's obligations relating to the trust preferred securities. The long-term debentures have a 30-year term and have a floating rate equal to three-month LIBOR plus 3.1%, which adjusts quarterly (5.65% at December 31, 2004). The long-term debentures and the trust preferred securities are callable by the Company or the Trust, as applicable, at its option after five years, or sooner in certain specific events, subject in all cases to prior approval by the Federal Reserve Board, to the extent required. In each case, redemption will be made at a price of 100% of the face amount of the trust preferred securities, plus the accrued interest thereon through the redemption date. In addition, the Company and the Trust have the ability to defer interest and redemption date.

            The Trust has been determined to be a variable interest entity and, in accordance with FIN 46R, the Company has not consolidated the Trust at December 31, 2004 or December 31, 2003.

            Financial information for the Trust, including the balance sheet and the income statement for the years ended December 31, 2004 and 2003, respectively, is as follows:

(In thousands)	2004	2003

Assets:
Cash	$156	$140
Note receivable	12,000	12,000
Other assets	225	240

Total assets	$12,381	$12,380

Liabilities:
Company obligated mandatorily redeemable securities of
subsidiary holding solely parent debentures	$12,000	$12,000
Equity	381	380

Total liabilities and equity	$12,381	$12,380

Interest income	$568	133
Interest expense	567	133

Net income	$1	$-

(14) INCOME TAXES

            Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2004, 2003, and 2002 consists of:

(In thousands)	2004	2003	2002

Federal - current	$2,367	$1,922	$1,477
State - current	323	183	53
Federal - deferred	(241)	33	203
State - deferred	(71)	(38)	10

Total	$2,378	$2,100	$1,743

Income tax expense attributable to income before income taxes for the years ended December 31, 2004, 2003, and 2002 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

(In thousands)	2004	2003	2002

Computed "expected" income tax expense	$2,561	$2,353	$2,002
Increase (decrease) resulting from:
State income taxes, net of Federal tax benefit	166	96	42
Meals and entertainment expenses	19	17	15
Income from bank-owned life insurance	(148)	(164)	(147)
Tax-exempt interest	(253)	(197)	(190)
Other	33	(5)	21

Total	$2,378	$2,100	$1,743

            The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2004 and 2003 are presented below:

(In thousands)	2004	2003

Deferred tax assets (liabilities):
Loans, principally due to allowance for loan losses	$1,398	$1,170
Premises and equipment, principally due to differences in depreciation	(31)	26
Net Federal and State operating loss carryforwards	3,492	3,740
Net unrealized losses (gains) on investment securities available for sale and interest rate swaps	67	(455)
Other	124	(125)

Total deferred tax assets	5,050	4,356
Less valuation allowance	(2,601)	(2,741)

Deferred tax assets, net of valuation allowance	$2,449	$1,615

            In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2004.

            At December 31, 2004 and 2003, the Company had net operating loss carryforwards of approximately $9,418,000 and $9,740,000, respectively, for Federal income tax purposes and approximately $11,038,000 and $11,360,000, respectively, for state income tax purposes which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at various amounts through 2012, with annual limitations on their utilization. Due to these limitations, certain of these net operating losses will not be used, and the Company has recorded a valuation allowance on the related deferred tax asset.

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

            Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 2004, the Company had outstanding loan commitments totaling $39,395,000 primarily at floating rates of interest with terms of less than one year.

            Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 2004, commitments under standby and commercial letters of credit and guarantees aggregated $6,950,000.

            The Company has several noncancelable operating leases, primarily for banking offices. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2004, 2003, and 2002 was approximately $1,163,000, $922,000, and $815,000, respectively.

            Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004 are:

(In thousands)

Year ending December 31:
2005	$1,346
2006	1,217
2007	1,117
2008	711
2009	733
Thereafter	2,878

Total minimum lease payments	$8,002

            The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of Management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(16) STOCKHOLDERS' EQUITY

            The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company's board of directors. To date, no special stock has been issued.

            On January 26, 2004, the Company's board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend payable on February 17, 2004, to shareholders of record on February 9, 2004.

            On October 30, 2002, the Company's board of directors approved a 2-for-1 stock split in the form of a 100% stock dividend. All share and per share information in the accompanying consolidated financial statements and notes has been restated to reflect the effects of the additional shares outstanding from the aforementioned stock splits.

(17) EMPLOYEE BENEFIT PLANS

            The Company has a Stock Incentive Plan (the Plan). The exercise price for incentive options issued under the Plan is determined by the Board of Directors or Stock Option Committee as of the date the option is granted. The period for the exercise of options does not exceed the earlier of ten years from the date of grant or expiration of the Plan. The Company has reserved 679,408 shares of common stock for the Plan.

            Stock option activity during the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise Price		Exercise Price		Exercise Price
	Shares	Per Share	Shares	Per Share	Shares	Per Share

Options outstanding at	36,000	$4.65	36,000	$4.65	86,400	$4.65
beginning of year
Options granted	6,000	12.99	-	-	-	-
Options exercised	(37,500)	4.98	-	-	(50,400)	4.65

Total	4,500	$12.99	36,000	$4.65	36,000	$4.65

            All options outstanding for each of the years are exercisable. The options outstanding at December 31, 2004 had a weighted average exercise price of $12.99 and a weighted average contractual maturity of nine years.

            The per share weighted average fair value of stock options granted with an exercise price equal to market during 2004 was $6.31, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of five years; expected annual dividend rate of 4.14%; risk-free interest rate of 3.00%; and expected volatility of 77%. There were no stock options granted during 2003 and 2002. The stock options granted in 2004 vested immediately.

            The Company has a savings plan (the Savings Plan) administered under the provisions of the Internal Revenue Code Section 401(k). During 2004, 2003, and 2002, the Company and Bank made contributions totaling $103,205, $83,679, and $71,276, respectively, to the Savings Plan. The Company computes contributions based on the matching of 50% of employee contributions up to 5% of the employee's compensation.

            The Company entered into a Post-Retirement Compensation Agreement with its CEO in 2004 that provides for 15 annual payments of $24,000 each, beginning six months after her retirement from the Company and no earlier than February 27, 2007. The Company recorded compensation expense of $73,217 relating to this agreement.

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

            Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject.

            As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the Bank's capital category.

            The actual capital amounts and ratios are also presented in the table below (dollars in thousands):

					Minimum to be Well
			Minimum for		Capitalized Under Prompt
			Capital		Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004:
Total capital - risk-based
(to risk-weighted assets):
Bank	$46,712	13.13%	$28,468	8.0%	$35,585	10.0%
Consolidated	49,646	13.92	28,531	8.0	N/A	N/A
Tier 1 capital - risk-based
(to risk-weighted assets):
Bank	42,263	11.88	14,234	4.0	21,351	6.0
Consolidated	44,263	12.41	14,266	4.0	N/A	N/A
Tier 1 capital - leverage
(to average assets):
Bank	42,263	8.42	20,070	4.0	25,087	5.0
Consolidated	44,263	8.82	20,076	4.0	N/A	N/A
As of December 31, 2003:
Total capital - risk-based
(to risk-weighted assets):
Bank	$43,381	13.25%	$26,183	8.0%	$32,729	10.0%
Consolidated	46,168	14.09	26,221	8.0	N/A	N/A
Tier 1 capital - risk-based
(to risk-weighted assets):
Bank	39,334	12.02	13,091	4.0	19,637	6.0
Consolidated	40,161	12.26	13,111	4.0	N/A	N/A
Tier 1 capital - leverage
(to average assets):
Bank	39,334	8.36	18,823	4.0	23,528	5.0
Consolidated	40,161	8.52	18,840	4.0	N/A	N/A

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

Interest-bearing deposits with other banks: The carrying amounts of interest-bearing deposits with other banks approximate their fair value.

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

Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 2004 and 2003 were not material.

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

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

Long-term debentures: The fair value of the long-term debentures estimates its carrying value due to the variable rate nature of the debentures.

            The estimated fair value of the Company's financial instruments as of December 31, 2004 and 2003 are as follows:

	2004		2003
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value

Assets:
Cash and due from banks	$20,810	$20,810	$16,227	$16,227
Interest-bearing deposits with other banks	249	249	261	261
Federal funds sold	16,000	16,000	1,750	1,750
Investment securities available for sale	132,856	132,856	111,002	111,002
Investment securities held to maturity	15,938	16,702	12,453	13,045
Interest rate swaps	-	-	602	602
Other investments	3,097	3,097	2,271	2,271
Loans, net	334,656	336,363	313,025	316,111
Liabilities:
Deposits:
Noninterest-bearing	$104,055	$104,055	$85,103	$85,103
Interest-bearing demand and savings	109,584	109,584	76,966	76,966
Time deposits	220,814	221,256	206,530	209,583
Federal Home Loan Bank advances	25,000	25,091	25,000	24,578
Other borrowed funds	35,394	35,394	34,957	34,957
Interest rate swaps	309	309	292	292
Long-term debentures	12,000	12,000	12,000	12,000

(20) CONDENSED FINANCIAL INFORMATION OF SUMMIT BANK CORPORATION

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31
(In thousands except share amounts)	2004	2003

Assets
Cash and due from Bank	$2,242	$2,363
Investment in the Bank, at equity	43,695	41,949
Investment securities	22	22
Investment in nonbank subsidiaries	380	274
Due from nonbank subsidiary	-	165
Other assets	300	29

Total assets	$46,639	$44,802

Liabilities and Stockholders' Equity
Accrued liabilities	$10	$66
Long-term debentures	12,000	12,000

Total liabilities	12,010	12,066

Stockholders' equity:
Common stock, $0.01 par value. Authorized 100,000,000 shares; issued
and outstanding 5,690,104 shares in 2004 and 5,652,604 shares in 2003	57	57
Additional paid-in capital	17,445	17,258
Accumulated other comprehensive (loss) income	(108)	1,064
Retained earnings	17,235	14,357

Total stockholders' equity	34,629	32,736

Total liabilities and stockholders' equity	$46,639	$44,802

CONDENSED STATEMENTS OF INCOME

	Years ended December 31
(In thousands)	2004	2003	2002

Income:
Interest on investment securities	$-	$-	$16
Other loss	-	-	(18)
Dividend income received from Bank	2,800	1,425	1,725

Total income	2,800	1,425	1,723

Expense:
Interest expense	568	133	17
Operating expenses	248	174	260

Total expense	816	307	277

Income before taxes and equity in undistributed net income of subsidiaries	1,984	1,118	1,446
Income tax benefit	253	100	98

Income before equity in undistributed net income of subsidiaries	2,237	1,218	1,544
Equity in undistributed net income of subsidiaries	2,916	3,604	2,600

Net income	$5,153	$4,822	$4,144

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31
(In thousands)	2004	2003	2002

Cash flows from operating activities:
Net income	$5,153	$4,822	$4,144
Adjustments to reconcile net income to net cash provided by operating activities:
Net losses on sales of investment securities available for sale	-	-	18
Equity in undistributed net income of subsidiaries	(2,916)	(3,604)	(2,600)
Decrease in due from nonbank subsidiary	-	-	45
(Increase) decrease in other assets	(250)	15	(11)
(Decrease) increase in other liabilities	(20)	(101)	121

Net cash provided by operating activities	1,967	1,132	1,717

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	-	-	884
Purchase of investment securities	-	(22)	-
Contribution to bank subsidiary	-	(9,000)	-
Contribution to nonbank subsidiary	-	(380)	-

Net cash (used in) provided by investing activities	-	(9,402)	884

Cash flows from financing activities:
Proceeds from issuance of long-term debentures	-	12,000	-
Dividends paid to shareholders	(2,275)	(1,960)	(1,512)
Issuance of common stock	187	-	233
Repurchase of common stock	-	-	(1,186)

Net cash (used in) provided by financing activities	(2,088)	10,040	(2,465)

Net (decrease) increase in cash and cash equivalents	(121)	1,770	136
Cash and cash equivalents at beginning of year	2,363	593	457

Cash and cash equivalents at end of year	$2,242	$2,363	$593

Supplemental disclosure of cash paid during the year:
Income taxes	$2,287	$1,916	$1,652
Interest	568	133	17
Supplemental non-cash activity - forgiveness of amount due
from nonbank subsidiary upon its dissolution	$165	-	-

            The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. The Office of the Comptroller of the Currency requires its prior approval for a bank to pay dividends in excess of the bank's net profits to date for that year combined with its retained net profits for the preceding two years. The amount of cash dividends available from the bank subsidiary for payment in 2005 is approximately $6,520,000 plus earnings in 2005, if any. At December 31, 2004, approximately $37,175,000 of the Company's investment in the bank subsidiary is restricted as to dividend payments from the bank subsidiary to the Parent Company.

(21) SUPPLEMENTAL FINANCIAL DATA

            Components of other noninterest expenses in excess of 1% of total interest and noninterest income for any of the respective years are as follows:

	Years ended December 31
(In thousands)	2004	2003	2002

Data/item processing	$517	$456	$438
Other losses	465	71	387
Marketing and community relations	388	300	237
Postage and courier	361	326	293
Telephone	353	316	275
Legal fees	240	175	303
Other professional services	510	250	316

(22) COMPREHENSIVE INCOME

            Comprehensive income includes net income and other comprehensive income (loss) which includes the effect of unrealized gains and losses on investment securities available for sale and interest rate swaps in stockholders' equity. The following table sets forth the amounts of other comprehensive income (loss) included in stockholders' equity along with the related tax effect for the years ended December 31, 2004, 2003, and 2002.

	Pretax	Tax (Expense)	Net of Tax
(In thousands)	Amount	Benefit	Amount

December 31, 2004:
Net unrealized losses on investment securities available for sale	$(965)	$343	$(622)
Net unrealized losses on interest rate swaps	(573)	119	(454)
Less reclassification adjustment for net gains realized in net income	156	(60)	96

Other comprehensive loss	$(1,694)	$522	$(1,172)

December 31, 2003:
Net unrealized losses on investment securities available for sale	$(1,515)	$662	$(853)
Net unrealized losses on interest rate swaps	(616)	226	(390)
Less reclassification adjustment for net gains realized in net income	100	(41)	59

Other comprehensive loss	$(2,231)	$929	$(1,302)

December 31, 2002:
Net unrealized gains on investment securities available for sale	$2,621	$(1,002)	$1,619
Net unrealized gain on interest rate swaps	905	(264)	641
Less reclassification adjustment for net gains realized in net income	255	(96)	159

Other comprehensive income	$3,271	$(1,170)	$2,101

(23) QUARTERLY FINANCIAL DATA (UNAUDITED)

            The supplemental quarterly financial data is as follows:

	Quarters ended
	March 31,	June 30,	September 30,	December 31,
(In thousands)	2004	2004	2004	2004

Interest income	$6,520	$6,457	$6,665	$7,048
Interest expense	1,927	2,016	2,096	2,221
Net interest income	4,593	4,441	4,569	4,827
Provision for loan losses	464	201	250	175
Net income	1,321	1,291	1,337	1,204
Net income per share - basic	0.23	0.23	0.23	0.22
Net income per share - diluted	0.23	0.23	0.23	0.22

	Quarters ended
	March 31,	June 30,	September 30,	December 31,
(In thousands)	2003	2003	2003	2003

Interest income	$5,500	$5,641	$5,967	$6,440
Interest expense	1,801	1,739	1,720	1,885
Net interest income	3,699	3,902	4,247	4,555
Provision for loan losses	214	108	477	400
Net income	1,030	1,203	1,227	1,362
Net income per share - basic	0.18	0.21	0.22	0.24
Net income per share - diluted	0.18	0.21	0.22	0.24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Summit Bank Corporation:

            We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP

Atlanta, Georgia

January 25, 2005