Form 10-K, Exhibit 13
period 2005-12-31
SUMMIT BANK CORP
filed 2006-03-08
CIK 820067

Exhibit 13.1

Excerpts from the 2005 Annual Report to Shareholders

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and notes included in this report. The discussion in this report contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. The cautionary statements made in this report should be read as applying to all related forward-looking statements wherever they appear in this report. Our actual results could differ materially from those discussed in this report.

All per share data has been retroactively adjusted for the 3-for-2 stock split in the form of a stock dividend effected on February 17, 2004. Retroactive adjustments were also made to all per share data for the previous stock splits. Certain reclassifications have been made to the prior years’ financial presentation to conform to the current year presentation.

Overview

As of December 31, 2005, we had total assets of $525.9 million, total loans of $358.0 million, total deposits of $438.2 million and shareholders’ equity of $36.6 million. While loan and deposit growth slowed compared to historic growth rates and total assets declined as a result of the repositioning of our balance sheet to reduce our dependence on high-cost funding, in 2005 we saw an increase of 3.5% in average loans outstanding and an increase of 8.4% in average deposits. In 2005, our net income was $6.1 million, resulting in basic and diluted net income of $1.07 per share, compared to net income of $5.2 million, resulting in basic and diluted net income of $0.91 per share in 2004. Income increases outpaced expense increases as a result of the rising interest rate environment, the repositioning of our balance sheet, reduced loan loss provisions due to improved credit quality and a strong increase in our fee-based international trade business.

We believe that our net income will continue to improve in 2006 as a result of our proposed acquisition of Concord Bank, further repositioning of our balance sheet and our branching and marketing efforts.

Effect of Pending Business Acquisition

On December 12, 2005, we entered into an agreement to acquire Concord Bank, a commercial bank headquartered in Houston, Texas. At December 31, 2005, Concord Bank had total assets of approximately $116.0 million, total deposits of approximately $102.6 million, total net loans of approximately $97.1 million and total shareholders’ equity of approximately $11.7 million. The acquisition of Concord Bank is expected to be completed near the end of the first or at the beginning of the second quarter of 2006. Accordingly, the results of operations and financial condition included in this report do not include the results of operations or financial condition of Concord Bank.

Critical Accounting Policies

In reviewing and understanding our financial information, you are encouraged to read and understand the significant accounting policies which are used in preparing our consolidated financial statements. These policies are described in Note 1 to our consolidated financial statements which are presented elsewhere in this report. Of these policies, we believe that our accounting policy for the allowance for loan losses is the most critical, as the amount of the allowance is based on a number of subjective factors. The allowance is replenished by means of a provision for loan losses that is charged against our earnings. As a result, earnings will vary based, in part, on subjective judgments made by us relating to our provision for loan losses.

Losses on loans result from a broad range of causes including borrower-specific problems, industry-wide issues and the impact of the economic environment. The identification of the factors that may lead to default or non-performance under a borrower loan agreement and the estimation of subsequent losses are both subjective determinations. In addition, a dramatic change in the performance of a small number of borrowers can have a significant impact on the overall estimate of losses. Broader economic factors, such as the depth and duration of any economic recession, can also have a material impact on the analysis of the allowance. Another factor in the analysis is a consideration of concentrations of credit within specific industry sectors. We monitor loan concentrations in any one industry in relation to our capital and have established limits to mitigate these risks. At December 31, 2005, our largest concentrations were retail trade loans (convenience stores, restaurants, food markets and liquor stores) which totaled approximately $128.1 million, or 243% of capital, commercial real estate loans which totaled approximately $125.8 million, or 239% of capital, and loans to service providers (financial, health, hotel and dry cleaners) which totaled approximately $43.0 million, or 82% of capital.

As described under “Statement of Financial Condition—Allowance and Provision for Loan Losses” below, we have implemented a process that systematically considers the many variables that impact the estimation of the allowance for loan losses.

THREE MONTHS ENDED DECEMBER 31, 2005

Our net income for the fourth quarter of 2005 was $1.9 million, an increase of 55.6% from the net income of $1.2 million for the fourth quarter of 2004. The increase was primarily attributed to increased net interest income, decreased loan loss provision and decreased noninterest expense due to a customer-related fraud loss that was detected in the fourth quarter of 2004 and was resolved in the fourth quarter of 2005.

Net interest income increased $632,000 from the fourth quarter of 2004 to the fourth quarter of 2005. The net interest margin for the fourth quarter of 2005 was 4.55%, significantly up from 4.04% for the same period in 2004. This increase was primarily due to the eight prime rate increases aggregating 200 basis points during 2005 and the resulting impact on our $261.1 million floating rate loan portfolio. The yield on earning assets increased 101 basis points, from 5.89% in the fourth quarter of 2004 to 6.90% in the fourth quarter of 2005. At the same time, due in part to the repositioning of our balance sheet, our cost of funds increased only 50 basis points, from 1.85% in the fourth quarter of 2004 to 2.35% in the fourth quarter of 2005.

Noninterest income decreased $156,000 in the fourth quarter of 2005 compared to the fourth quarter of 2004 due to losses in our low income housing tax credit investment and our interest rate floor, both of which were initiated during 2005. Noninterest expense decreased $267,000 in the fourth quarter of 2005 from the fourth quarter of 2004. Part of this decrease was due to the $350,000 fraud loss in the fourth quarter of 2004 mentioned above. In addition, a $243,000 recovery on that fraud loss was recorded in the fourth quarter of 2005. Excluding the effect of the fraud loss and recovery, noninterest expense increased by $326,000, or 9.2%, in the fourth quarter of 2005 compared to the fourth quarter of 2004 due to higher salary, occupancy and equipment costs from branch expansion, increased bonus and commission expense and increased legal and professional fees.

Basic and diluted net earnings per share for the fourth quarter were $0.33 and $0.22 per share for 2005 and 2004, respectively. We paid cash dividends of $0.10 per share in the fourth quarter of both years.

Total assets at December 31, 2005 were $525.9 million, down from total assets at September 30, 2005 of $534.2 million due to the repositioning of our balance sheet. Loans increased by $12.0 million during the fourth quarter of 2005, while deposits declined by $2.6 million from our third quarter. The loan growth during the fourth quarter of 2005 was largely funded by investment maturities and paydowns.

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

RESULTS OF OPERATIONS

We had record net earnings in 2005 as a result of a significant increase in net interest income due to the rising interest rate environment and the repositioning of our balance sheet to reduce high cost funding, a reduced loan loss provision due to improved credit quality and a strong increase in our fee-based international trade business. We continued our infrastructure development in 2005, particularly in our risk management functions, which resulted in increased operating expenses for the year. While loan and deposit growth slowed in 2005 compared to historic levels and total assets declined due to the repositioning of our balance sheet, average loans increased 3.5% and average deposits increased 8.4% over last year. We completed construction and began operation of a new branch in Duluth, Georgia in early 2005. We also opened a loan production office in San Diego, California in January, 2006. We also closed our operations facility in our old San Jose, California branch in January, 2006 and relocated those functions to our new San Jose branch that was opened in a more visible location in late 2004. Our announced acquisition of Concord Bank headquartered in Houston, Texas, which is expected to close in the first or second quarter of 2006, will complement our growth strategy of establishing locations in specific target markets.

Our net income in 2005 was $6.1 million, representing an 18.6% increase over our 2004 net income of $5.1 million, which represented a 6.9% increase over our 2003 net income of $4.8 million. This improvement was largely due to increased net interest income resulting from increasing yields on prime rate based loans outpacing increasing funding costs. Earnings per share, basic and diluted, for 2005 were $1.07, compared to $0.91 for 2004 and $0.85 for 2003. Despite loan growth of 5.5% from year end December 31, 2004 to year end December 31, 2005, the provision for loan losses was lower in 2005 compared to 2004 due to the modest average loan growth, the improving quality of the loan portfolio and a slightly lower net charge-off rate from year to year. Noninterest expense increased 13.4% in 2005 compared to the prior year primarily as a result of salary and other expenses related to branch network growth and strengthening risk management and compliance functions. Additional check fraud loss expense of $452,000 was recorded in the second quarter due to additional claims in 2005 for the check fraud initiated in 2004 by a customer. In the fourth quarter of 2005, all of our claims against the customer were settled and we received a $243,000 recovery against the approximately $800,000 losses taken in 2004 and 2005. The increases in noninterest expense resulted in an operating efficiency ratio of 63.3% in 2005, as compared to 61.8% in 2004. Despite an increase of 12.8% in pre-tax income over last year, income tax expense was flat compared to 2004 due to tax credits from a low income housing partnership investment implemented in 2005.

Our return on average assets was 1.16% in 2005 compared to 1.03% in 2004. This increase is primarily due to increased earnings and the flat asset growth. Increased earnings also translated into an improvement in the return on average shareholders’ equity of 17.4% in 2005 from 15.3% in 2004. Our equity to assets ratio increased from 6.3% at December 31, 2004 to 7.0% at December 31, 2005, due to earnings growing at a faster pace than assets, as well as the presence of the temporary deposits at the end of last year.

Net Interest Income

Net interest income, our primary source of revenue, is the difference between the yield earned on interest-earning assets, such as loans and investments, and the rate paid on interest-bearing liabilities, such as deposits and borrowed funds. Changes in net interest income from period to period reflect the increases or decreases in average interest-earning assets, average interest-bearing liabilities and the interest rate spread which is affected by the degree of mismatch in maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities.

In 2005, net interest income was $21.0 million or 13.0% more than the 2004 level of $18.6 million, which in turn was 12.5% more than the 2003 level of $16.5 million. Our net interest margin in 2005 increased to 4.31%, compared to 3.96% in 2004 and 4.10% in 2003. In 2005, increases in interest rates and the growth in our interest-earning assets, offset by increased rates on our interest-bearing liabilities, resulted in our net interest income increasing by $2.4 million in 2005. In 2004, growth in our interest-earning assets, offset by growth in our interest-bearing liabilities, resulted in our net interest income increasing by $2.0 million in 2004.

The following table sets forth information with respect to average balance sheet data and related interest income, expense, yields and rates for the years ended December 31, 2005, 2004 and 2003.

Average Consolidated Balance Sheets and Net Interest Income Analysis

	2005			2004			2003
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
	(Dollar amounts in thousands)
Assets
Interest-earning assets:
Loans(1)	$341,961	$25,255	7.39%	$330,531	$21,154	6.40%	$284,096	$18,495	6.51%
Investment securities:
Taxable	118,250	4,825	4.08%	116,662	4,758	4.0%	100,783	4,444	4.41%
Non-taxable(2)	20,647	977	4.73%	18,768	885	4.72%	14,334	677	4.72%
Federal funds sold	5,570	167	3.00%	1,874	24	1.28%	2,337	26	1.11%
Interest-bearing deposits with other banks	1,049	37	3.5%	456	7	1.54%	380	6	1.58%

Total interest-earning assets	487,477	31,261	6.41%	468,291	26,828	5.73%	401,930	23,648	5.88%
Noninterest-earning assets:
Cash and due from banks	17,695			16,671			15,668
Premises and equipment, net	4,677			4,009			3,803
Allowance for loan losses	(4,540)			(4,419)			(3,713)
Other assets	22,913			17,214			15,368

Total noninterest-earning assets	40,745			33,475			31,126

Total assets	$528,222			$501,766			$433,056

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits:

NOW accounts	$21,253	$64	0.30%	$19,071	$21	0.11%	$17,274	$28	0.16%
Money market accounts	68,468	927	1.35%	53,652	357	0.67%	56,792	411	0.72%
Savings deposits	12,018	100	0.83%	14,121	35	0.25%	11,951	45	0.38%
Time deposits	222,592	7,037	3.16%	221,388	6,210	2.81%	183,347	5,776	3.15%

Total interest-bearing deposits	324,331	8,128	2.51%	308,232	6,623	2.15%	269,364	6,260	2.32%
Other interest-bearing liabilities:
Federal funds purchased	2,969	113	3.81%	3,960	67	1.69%	3,939	58	1.47%
FHLB advances	24,384	862	3.54%	25,000	636	2.54%	24,260	516	2.13%
Short-term borrowings	15,846	382	2.41%	28,462	366	1.29%	17,805	178	1.00%
Long-term debt	12,000	789	6.5%	12,000	568	4.7%	3,058	133	4.3%

Total interest-bearing liabilities	379,530	10,274	2.7%	377,654	8,260	2.1%	318,426	7,145	2.2%

Noninterest-bearing liabilities and shareholders’ equity:
Noninterest-bearing demand deposits	105,228			88,210			80,076
Other liabilities	8,263			2,197			2,611
Shareholders’ equity	35,201			33,705			31,943

Total noninterest-bearing liabilities and shareholders’ equity	148,692			124,112			114,630

Total liabilities and shareholders’ equity	$528,222			$501,766			$433,056

Interest rate spread			3.7%			3.5%			3.6%
Net interest income		$20,987			$18,568			$16,503

Net interest margin(3)			4.31%			3.96%			4.10%

(1)	Average loans include non-accruing loans. Interest on loans includes loan fees of $897,000 in 2005, $856,000 in 2004, and $811,000 in 2003. Bankers acceptance discount income has been reclassified from international fee income to interest income as of the 2005 reporting period; all prior period data have been adjusted as well (See Note 1 to the Notes to Consolidated Financial Statements.
(2)	Yields on non-taxable investments have not been tax-effected.
(3)	Net interest margin is net interest income divided by average total interest-earning assets.

The table below details the components of the changes in net interest income for the last two years. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes and changes due to rates. The change in interest income and expense due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each. The yield on non-taxable investments has not been tax-effected.

Change in Interest Income and Expenses

	2005 Compared with 2004 Due to Changes in			2004 Compared with 2003 Due to Changes in
	Average Volume	Average Rate	Net Increase (Decrease)	Average Volume	Average Rate	Net Increase (Decrease)
	(Dollar amounts in thousands)
Interest income
Loans	$751	$3,350	$4,101	$2,965	$(306)	$2,659
Investment securities:
Taxable	65	2	67	600	(286)	314
Non-taxable	89	3	92	209	(1)	208
Federal funds sold	85	58	143	(8)	6	(2)
Interest-bearing deposits with other banks	15	15	30	1	—	1

Total interest income	1,005	3,428	4,433	3,768	(588)	3,180
Interest expense
NOW accounts	3	40	43	3	(10)	(7)
Money market accounts	120	450	570	(22)	(32)	(54)
Savings deposits	(4)	69	65	11	(21)	(10)
Time deposits	34	793	827	920	(486)	434
Federal funds purchased	(12)	58	46	—	9	9
FHLB advances	(15)	241	226	16	104	120
Short-term borrowings	(16)	32	16	127	61	188
Long-term debt	—	221	221	422	13	435

Total interest expense	110	1,904	2,014	1,477	(362)	1,115

Change in net interest income	$895	$1,524	$2,419	$2,291	$(226)	$2,065

The primary cause of our increase in net interest income in 2005 was the 200 basis point increase in the prime rate from 5.25% at December 31, 2004 to 7.25% at December 31, 2005. With approximately 73% of our loan portfolio consisting of prime-based floating rate commercial loans, our yield on loans increased from 6.40% for 2004 to 7.39% for 2005. Growth in our loan portfolio also contributed to the increase in interest income as average loans increased from $330.5 million in 2004 to $342.0 million in 2005. In total, rate increases accounted for 82% of the increase in loan interest income of $4.1 million with loan growth accounting for the remaining 18%. In contrast to our loan portfolio, our investment portfolio yield remained flat this year. Although the average balance of our investment portfolio increased in 2005 over 2004, the balance trended downward throughout 2005 as maturities and paydowns on mortgage-backed securities occurred. Investments had increased in 2004 as deposit growth exceeded loan growth. Strong demand for loans in the second half of 2005, even as rates continued to increase, coupled with investment security maturities and paydowns, caused additional enhancement to our net interest margin in the second half of 2005. Our net interest margin during the first half of 2005 was 4.16%, but increased to 4.45% for the second half of 2005, resulting in a net interest margin of 4.31% for all of 2005. In total, average interest-earning assets increased $19.7 million during the year while our yield on interest-earning assets increased from 5.73% in 2004 to 6.41% in 2005.

Another factor affecting our interest income on loans was our use of interest rate swap and floor contracts. Interest rate swaps and floor contracts can hedge against significant movements in interest rates and resulting cash flows that could negatively impact net interest income and serve as a critical tool in our asset and liability management. An interest rate swap involves a financial transaction whereby we enter into an agreement to pay a floating or fixed rate of interest on a notional amount. In return, we are paid a fixed or floating rate of interest. In 2005, our interest rate swap provided for a fixed yield in exchange for paying a floating rate. During 2005, our interest rate swap resulted in a reduction of interest income of $13,000 compared to $991,000 of additional interest income in 2004. As the prime rate increased in 2005, the value of the swap contract that matures in 2008 declined. Due to the rising level of interest rates in 2005, we decided to enter into an interest rate floor contract to protect our increasing yield on our loan portfolio. In October, we purchased a five-year, $25.0 million interest rate floor at a cost of $246,000 that will result in Summit Bank being paid if and when the prime rate falls below 6%. As a result of additional prime rate increases in late 2005, the value of this floor declined, resulting in an $89,000 expense in the fourth quarter.

The overall increase in interest rates also caused an increase in our interest expense, partially offsetting our increase in interest income. However, due to the lag time in repricing maturing time deposits, our overall cost of funds did not increase as significantly as did our yield on earning assets. Our cost of interest-bearing liabilities increased from 2.19% in 2004 to 2.71% in 2005. Although our average balance of interest-bearing deposits increased $16.1 million from 2004 to 2005, this increase was largely offset by the $12.6 million decline in our average short term borrowings due to the repositioning of our balance sheet. Therefore 95% of our increase in interest expense of $2.0 million was the increase in rates. Moreover, the cost of our long-term funds increased significantly as the rate we pay on our trust preferred securities is tied to LIBOR. Interest expense related to our $12.0 million of floating rate trust preferred securities increased by $221,000 in 2005.

Growth in our loan portfolio was the primary cause of our increase in net interest income in 2004. Although from December 31, 2003 to December 31, 2004 total loans increased by 6.9%, average loans during 2004 grew 16.3% as a result of strong loan growth early in the year. This increase in volume led to an additional $3.0 million in loan interest income. However, lower yields partially offset this gain, resulting in an overall increase of $2.7 million in loan interest income in 2004. The yield on loans fell despite the prime rate increases during 2004, due to a thinning spread to prime on new loans. Additionally, the yield on fixed rate loans declined in 2004 by 24 basis points, largely due to attrition of loans originated in a higher interest rate environment. The investment portfolio yield also cycled downward in 2004 due to a decline in the reinvestment rate as most of our investment purchases were made early in the year at lower rates than were earned on investments, primarily mortgage-backed securities, that were paid down in 2004. However, growth in the volume of investment securities more than offset the lower yields, resulting in an increase in interest income on our investment securities. Our shift in the latter part of 2004 to focus on investment security growth rather than loan growth pressured our net interest margin, causing our net interest margin in 2004 to fall 14 basis points to 3.96% from 4.10% in 2003.

Our 20.7% growth in time deposit volume and increased cost of long term debt partially offset our increase in interest income, as our interest expense increased to $8.3 million in 2004 from $7.1 million in 2003. While increased volume resulted in an increase in expense of $920,000 on our time deposits, maturing certificates of deposit repricing at lower rates, particularly in the first half of the year, resulted in total interest expense on such deposits increasing by only $434,000, from $5.8 million in 2003 to $6.2 million in 2004. The year 2004 also reflected the first full year of expense related to our issuance of $12.0 million in trust preferred securities in September of 2003.

Loan Loss Provision

The provision for loan losses is a charge to income in the current period to replenish the allowance for loan losses and maintain it at a level that we have determined to be appropriate. Our provision for loan losses for 2005 was $539,000, down from $1,090,000 in 2004 due to our slower loan growth rate, declining charge-off ratio and improving loan portfolio quality during 2005. Nonperforming assets decreased from $2.8 million at December 31, 2004 to $1.2 million at December 31, 2005. Net charge-offs for the year ended December 31, 2005 were $533,000, or 0.16% of average loans, compared to net charge-offs of $588,000, or 0.18% of average loans, in 2004. Gross charge-offs in 2005 consisted primarily of commercial loans ranging in size from $3,000 to $109,000, as well as a total of approximately $434,000 representing SBA loans. Installment loan charge-offs represented only $6,000 of the total gross amount. We have experienced a downward trend in charge-offs over the past three years, although changes in economic and other conditions could lead to a return to charge-off levels experienced prior to 2003.

Noninterest Income

Total noninterest income for 2005 was $3.6 million, compared to $3.8 million in both 2004 and 2003. The following table presents the principal components of noninterest income for the years ended December 31, 2005, 2004, and 2003.

Noninterest Income

	2005	2004	2003
	(Dollar amounts in thousands)
Fees from international trade finance services	$1,511	$1,184	$1,128
Overdraft charges	822	927	913
Service charge income	539	633	734
Income from bank-owned life insurance	461	437	436
Net gains on sales of investment securities	3	143	100
Partnership loss in low income housing investment	(286)	—	—
SBA loan servicing fees	97	72	95
Other	486	394	423

Total noninterest income	$3,633	$3,790	$3,829

Total noninterest income was down slightly in 2005 primarily due to losses on a new type of investment, a low income housing partnership investment to provide income tax credits. In March 2005, we purchased the low income housing partnership investment, which generates partnership income (loss) and federal income tax credits. During 2005, we recorded $286,000 in operating losses ($189,000 after taxes) from the partnership. However, the partnership also provided tax credits totaling $233,000, reducing our tax provision by the same amount in 2005. Fees from our international trade finance services grew 27.6% in 2005 from 2004 levels and 5.0% in 2004 from 2003 levels due to increased transaction volume from new and existing business. This increase excludes a 210% increase in 2005 in bankers acceptance discount income which has been reclassified from noninterest income to interest income. See Note 1 in the Notes to Consolidated Financial Statements.

Our continued decline in deposit account service charges since 2003 is a result of marketing efforts to bring in additional noninterest-bearing deposits. To entice customers to this product, we have offered certain services for free, recognizing that the use of these additional funds out-weighs the loss of service charge income. Due in part to this campaign, average noninterest-bearing demand deposits increased 10.2% in 2004 and 19.3% in 2005.

Noninterest Expense

Total noninterest expense for 2005 was $15.6 million, compared to $13.7 million in 2004 and $12.2 million in 2003. The following table presents the principal components of noninterest expenses for the years ended December 31, 2005, 2004 and 2003.

Noninterest Expense

	2005	2004	2003
	(Dollar amounts in thousands)
Salaries and employee benefits	$8,003	$7,161	$6,528
Net occupancy	1,698	1,375	1,139
Equipment	1,359	1,082	941
Professional services	997	705	686
Data/item processing	508	517	456
Other non-credit losses	304	465	71
Marketing and community relations	461	388	300
Postage and courier	406	361	326
Telephone	409	353	316
Insurance	180	178	151
Office supplies	185	174	170
Directors’ fees	230	167	143
Travel	114	162	157
Other banks’ charges	126	123	117
Dues and memberships	111	112	100
Property and business taxes	106	80	88
Expenses on other real estate and repossessions	2	13	212
Other	384	321	310

Total noninterest expenses	$15,583	$13,737	$12,211

The increase in noninterest expense is largely due to our personnel costs. Salaries and employee benefits expense increased 11.8% in 2005 and 9.7% in 2004. This increase is primarily related to branch expansion and additions to our risk management, credit administration and compliance areas during the course of 2004, with the full annual cost of these additional positions being recognized in 2005. These improvements have strengthened the infrastructure of the organization in preparation for future growth, whether organic or through acquisition. In 2004, we also began our documentation of all significant processes in order to comply with the internal controls reporting and audit requirements of the Sarbanes-Oxley Act. We added one full-time position to assist in this implementation. The number of average full-time equivalent employees has grown from 114 in 2003 to 125 in 2004 and 132 in 2005. In addition to a larger work force, increased employee benefit, incentive and temporary staffing costs have contributed to the increases since 2003.

The increase in occupancy and equipment expense in 2004 and 2005 is primarily a result of our branch expansions. During 2004, we added a limited-service facility in southern Atlanta, Georgia and a representative office in Shanghai, China for business development. We also relocated our San Jose, California full-service branch to a more visible facility. During 2005, we opened an additional full-service branch in Gwinnett County, Georgia. Since relocating the branch in San Jose in 2004, we continued to maintain our deposit and loan operational functions in the original facility until January 2006. We have now consolidated these functions in the new full-service branch facility and the lease on the old operations facility will expire in March 2006, which will reduce occupancy costs. However, the acquisition of Concord Bank and the January 2006 opening of our loan production office in San Diego, California will result in a net increase in occupancy costs.

Other loss expense fell $161,000 in 2005 after increasing $394,000 in 2004. The volatility is directly related to a customer check fraud loss that initially occurred late in 2004. A total of $350,000 of check fraud loss expense was recorded in the fourth quarter of 2004; however additional claims surfaced in 2005 resulting in an additional charge to earnings of $452,000 in the second quarter of 2005. In the fourth quarter of 2005, a court resolved the case in our favor, and we recovered $243,000. Barring unforeseen events, we expect other loss expense in 2006 to return to levels comparable to those experienced in 2003. The check fraud loss, in addition to additional legal and training costs associated with strengthening our regulatory compliance functions, particularly compliance with the Bank Secrecy Act, contributed to the increase in our professional fees expense.

The increases in overhead, including the fraud loss, contributed to a higher operating efficiency ratio, measured as noninterest expense as a percentage of net interest income and noninterest income. In 2005, our operating efficiency was 63.3%, compared to 61.8% in 2004 and 60.4% in 2003.

Income Taxes

We incurred income tax expense of $2.4 million in 2005, $2.4 million in 2004 and $2.1 million in 2003, for effective tax rates of 28.1%, 31.6% and 30.3%, respectively. The decline in our effective tax rate in 2005 was directly attributable to the $233,000 of federal income tax credits recorded for the low income housing tax credit investment mentioned previously.

STATEMENT OF FINANCIAL CONDITION

We ended 2005 with $525.9 million in assets, down from $547.7 million at the end of 2004. Asset growth for the year was flat since the asset total at the end of 2004 included approximately $20.0 million in temporary deposits. Excluding the effects of those temporary deposits, deposit growth was 5.7% and loan growth was 5.5% from year end 2004 to year end 2005. The growth was offset by our strategy to de-leverage the balance sheet as the yield curve flattened. Short-term investments and investment securities were reduced $42.7 million and borrowings were reduced $31.7 million since the end of last year. Total loans grew $18.8 million to $357.9 million at the end of 2005, primarily due to growth in commercial loans. This growth is slower than the growth realized in the past few years, because of higher than historical attrition and early loan pay-offs as opposed to fewer loan originations. However, throughout the year, we concentrated on maintaining a high quality, fairly priced, primarily floating rate loan portfolio. The investment portfolio, including other investments that consisted mainly of Federal Reserve Bank Stock and Federal Home Loan Bank of Atlanta (“FHLB”) stock, decreased 17.6% to $125.2 million in 2005 as part of the repositioning of our balance sheet. Deposits grew $3.7 million during 2005 to a total of $438.2 million, although average deposit growth for the year was $33.1 million, or 8.4%. Total noninterest-bearing deposit accounts remained very strong and increased to 24.8% of total deposits at December 31, 2005.

Loan Portfolio

Our loan portfolio grew during 2005, although not at the pace of previous years. Our primary lending focus is to provide credit services to small and medium-sized businesses, resulting in a loan portfolio that is predominantly comprised of commercial loans. We place less emphasis on the generation of consumer loans, although we address personal needs while in the process of providing credit services to business owners for assistance in their businesses. Loans are expected to produce higher yields than investment securities and other interest-earning assets. Therefore, the absolute volume of loans and the volume as a percentage of total earning assets are important determinants of our net interest margin. Average loan growth during 2005 was 3.5% while actual loan growth from December 31, 2004 to December 31, 2005 was 5.5% reflecting larger growth in the second half of the year. With 73% of our loans at floating rates, the weighted average yield on our portfolio increased from 6.40% in 2004 to 7.39% in 2005 as the prime rate increased eight times in 2005.

Total loans were $358.0 million at December 31, 2005 compared to $339.2 million at December 31, 2004. We originated approximately $110 million in gross new loans in 2005, compared to $115 million in 2004. While the origination volume remained robust in 2005, our attrition rate on existing loans was higher due to early payoffs and customers selling their small businesses. In 2005, loans secured by business assets recorded a growth rate of $3.1 million, or 3.7%; loans secured by real estate grew by $6.2 million, or 2.5%; and construction loans grew by $9.2 million, or 85.2%. Consumer loans increased from $680,000 at December 31, 2004 to $969,000 at December 31, 2005. Our Small Business Administration (“SBA”) loan portfolio remained unchanged for the year.

The following table presents the composition our loan portfolio at the end of each of the five years ended December 31, 2005.

Loans Outstanding

	2005		2004		2003		2002		2001
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
	(Dollar amounts in thousands)
Commercial, financial, and agricultural	$86,051	24.0%	$82,953	24.5%	$66,727	21.0%	$65,626	25.4%	$60,084	27.3%
Real estate – construction	20,019	5.6	10,812	3.2	15,569	4.9	3,531	1.4	1,526	0.7
Real estate – mortgage	251,989	70.4	245,836	72.5	234,653	74.0	189,318	73.2	156,998	71.4
Installment loans to individuals	969	0.3	680	0.2	1,294	0.4	1,301	0.5	2,298	1.0
Lease financings	—	—	—	—	—	—	—	—	—	—
Less: unearned income	(1,042)	(0.3)	(1,076)	(0.4)	(1,171)	(0.3)	(1,053)	(0.5)	(1,162)	(0.4)

Total loans, net of unearned income	357,986	100%	339,205	100%	317,072	100%	258,723	100%	219,744	100%
Less: allowance for loan losses	(4,555)		(4,549)		(4,047)		(3,435)		(3,234)

Net loans	$353,431		$334,656		$313,025		$255,288		$216,510

The following table presents a maturity analysis of our loan portfolio segregated by loan category and between loans with predetermined interest rates and loans with floating or adjustable rates at December 31, 2005.

Loans by Maturity

	Loans Maturing
	1 Year or Less	After one 1 Year through 5 Years	After 5 Years	Total
	(Dollar amounts in thousands)
Loan Category
Commercial, financial and agricultural	$31,577	$35,170	$19,304	$86,051
Real estate – construction	5,893	6,166	7,960	20,019
Real estate mortgage – primarily commercial	$29,383	$129,350	$93,256	$251,989
Installment loans to individuals	210	759	—	969
Unearned income	(335)	(415)	(292)	(1,042)

Total loans	$66,728	$171,030	$120,228	$357,986

Interest Rate Type
Predetermined interest rates	$13,675	$65,345	$17,841	$96,861
Floating or adjustable rates	53,053	105,685	102,387	261,125

Total loans	$66,728	$171,030	$120,228	$357,986

At December 31, 2005, our largest concentrations were retail trade loans (convenience stores, restaurants, food stores and liquor stores) which totaled approximately $128.1 million, or 35.8% of total loans, commercial real estate loans which totaled approximately $125.8 million, or 35.1% of total loans, and loans to service providers (financial, health, hotel and dry cleaners) which totaled approximately $43.0 million, or 12.0% of total loans. These concentrations are all within established policy limits. Currently we have not identified any specific industry weakness that may negatively impact the loan portfolio.

Allowance for Loan Losses

The allowance for loan losses represents a reserve for probable losses in our loan portfolio. The adequacy of our allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due and other loans that we believe require special attention. The determination of the allowance for loan losses is subjective and considered a critical accounting estimate.

When reviewing the allowance for loan losses, it is important to understand to whom we lend. Our loan portfolio is primarily comprised of loans to small businesses. In particular, we have developed lending niches in a number of industries, the most prevalent of which include restaurants, convenience stores, retail merchants, and strip shopping centers. These types of businesses are generally more vulnerable to changes in local economic conditions. We attempt to mitigate the risk to these types of borrowers in several ways. First, approximately 15% of our loans are supported by U.S. Government guarantees obtained from the SBA. These guarantees typically cover up to 75% of the loan amount. Second, the majority of our loans are secured with marketable real estate. Third, we regularly perform in-depth economic analyses on these industries in order to remain abreast of current trends and conditions.

We have established a multifaceted methodology to analyze the adequacy of our allowance for loan losses. This methodology includes consideration of our credit risk rating system, historical charge-offs, loan impairment as defined by Financial Accounting Standards Board (“FASB”) Statement No. 114, loss ratios on criticized and classified loans, effect of SBA loan guarantees and adjustments related to various qualitative factors that may change the risk profile of all or portions of the portfolio. The analysis is used to arrive at a recommended allowance for loan losses.

A general allowance for losses is calculated based on estimates of inherent losses which probably exist as of the evaluation date, taking into account the loans as they are impacted by the above factors. The general allowance for losses on problem loans in the criticized/classified categories is based on a review and evaluation of these loans, taking into consideration financial condition and strengths of the borrower, related collateral, cash flows available for debt repayment, and known and expected economic trends and conditions. General loss percentages for the smaller problem loans are determined based upon historical loss experience and regulatory guidelines. General allowances for SBA guaranteed loans vary depending on the percentage of coverage and other factors mentioned above. For problem loans in excess of $100,000 and for loans considered impaired, specific allowances are provided in the event that the specific collateral analysis on each loan indicates that probable loss would occur upon liquidation of collateral based on the estimated value of the collateral;

or, for impaired loans that are not collateral dependent, if the present value of expected future cash flows are less than the loan balance. In addition to these allocated reserves, we have established an unallocated reserve of $198,000 and $218,000 at December 31, 2005 and 2004, respectively. The basis for the unallocated reserve is due to a number of qualitative factors including migration trends in the portfolio, portfolio volume trends, the risk identification process, changes in the outlook for local and regional economic conditions and concentrations of credit.

Our allowance for loan losses was 1.27% of total loans at December 31, 2005 compared to 1.34% at December 31, 2004. This decrease was primarily due to a decrease of $264,000 in allocated reserves for classified loans from December 31, 2005 to December 31, 2004. The determination of the allowance for loan losses depends upon our judgment about factors affecting loan quality, assumptions about the economy, and other factors such as the percentage of our loan portfolio that is backed by SBA guarantees. Our judgment is based upon a number of assumptions, which management believes to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The following table represents an analysis of our allowance for loan losses, including the provision for loan losses and net loan charge-offs, for each of the years in the five years ended December 31, 2005.

Analysis of the Allowance for Loan Losses

	Years Ended December 31,
	2005		2004		2003		2002		2001
	(Dollar amounts in thousands)
Allowance for loan losses at beginning of year	$4,549		$4,047		$3,435		$3,234		$3,141
Charge-offs:
Commercial, financial, and agricultural	828		986		748		1,050		737
Real estate	37		5		—		—		204
Installment loans to individuals	6		14		22		26		42

Total	871		1,005		770		1,076		983

Recoveries:
Commercial, financial, and agricultural	330		413		176		77		143
Real estate	—		—		—		70		168
Installment loans to individuals	8		4		7		—		10

Total	338		417		183		147		321

Net charge-offs	533		588		587		929		662
Provision for loan losses	539		1,090		1,199		1,130		755

Allowance for loan losses at end of year	$4,555		$4,549		$4,047		$3,435		$3,234

Allowance for loan losses to average loans outstanding	1.33%		1.38%		1.42%		1.42%		1.60%
Net charge offs to average loans	0.16%		0.18%		0.21%		0.38%		0.33%
Allowance for loan losses to net charge offs	8.5	x	7.7	x	6.9	x	3.7	x	4.9	x

The amounts and percentages of such components of the allowance for loan losses at the end of each of the five years ended December 31, 2005 and the percentage of loans in each category to total loans are presented in the table below.

Allocation of the Allowance for Loan Losses

	2005			2004			2003			2002			2001
	Allowance		% of Loans	Allowance		% of Loans	Allowance		% of Loans	Allowance		% of Loans	Allowance		% of Loans
	($)	(%)		($)	(%)		($)	(%)		($)	(%)		($)	(%)
	(Dollar amounts in thousands)
Commercial, financial, and agricultural	$1,146	25%	24%	$1,295	28%	24%	$845	21%	21%	$860	25%	25%	$1,170	36%	27%
Real estate	3,202	71%	76%	3,028	67%	76%	3,003	74%	79%	2,276	66%	74%	1,830	57%	72%
Installment loans to individuals	9	—	—	8	—	—	16	—	—	17	1%	1%	34	1%	1%
Unallocated	198	4%	—	218	5%	—	183	5%	—	282	8%	—	200	6%	—

Total	$4,555	100%	100%	$4,549	100%	100%	$4,047	100%	100%	$3,435	100%	100%	$3,234	100%	100%

Non-Performing Assets

As a result of our ongoing review of the loan portfolio, loans are classified as non-accrual when reasonable doubt exists as to the full or timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. These loans are classified as non-accrual, even though in some cases the presence of collateral or the borrower’s financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on non-accrual loans is recognized only when received. The additional amount of interest that would have been recorded during 2005, 2004 and 2003 had such loans classified as non-accrual been current in accordance with their original terms, amounted to $95,000, $55,000 and $57,000, respectively.

Non-performing assets are defined as non-accrual loans, renegotiated loans and other real estate acquired by foreclosure. Our non-performing assets decreased significantly to $1.2 million at December 31, 2005 from $2.8 million at December 31, 2004, largely as a result of the liquidation in 2005 of $1.5 million in other real estate owned that we obtained by foreclosure in 2004. The liquidation resulted in the recognition of a gain of $88,000 in the second quarter of 2005. The ratio of nonperforming assets to loans and other real estate declined from 0.84% at December 31, 2004 to 0.33% at December 31, 2005. In addition, $578,000 of the non-performing assets at December 31, 2005 consisted of five fully guaranteed SBA loans. The remaining balance of the nonperforming assets at year end consisted of one non-accrual loan. At December 31, 2004, nine fully-guaranteed SBA loans totaling $958,000 were included in non-performing assets. We had allocated reserves totaling $30,000 and $157,000 for all non-performing loans as of December 31, 2005 and 2004, respectively.

The following table presents an analysis of our non-performing assets as of the end of each of the five years ended December 31, 2005.

Nonperforming Assets

	December 31,
	2005	2004	2003	2002	2001
	(Dollar amounts in thousands)
Loans on non-accrual	$1,183	$1,295	$392	$865	$463
Accruing loans 90 days more past due	—	—	—	—	—
Troubled debt restructurings	—	—	—	—	—
Other real estate owned	—	1,544	—	141	—

Total non-performing assets	$1,183	$2,839	$392	$1,006	$463

Total non-performing assets as a percentage of total loans and other real estate	0.33%	0.84%	0.12%	0.39%	0.21%

Impaired loans are defined as those loans as to which we believe it is probable that we will be unable to collect all principal or interest according to the contractual terms of the note agreement. At December 31, 2005 and 2004, we had loans totaling $1.2 million and $1.3 million, respectively, that were considered impaired. Impaired loans at December 31, 2005 and 2004 included all non-accrual loans. At December 31, 2005, impaired loans and total nonperforming assets were equivalent and included $578,000 of fully guaranteed SBA loans.

Total delinquent loans were $2.1 million, or 0.58% of total loans, at December 31, 2005, compared to $1.9 million, or 0.57% of total loans, at December 31, 2004. Delinquent loans primarily consisted of commercial loans, and include all of the impaired loans discussed above.

We consider all loans categorized as criticized or classified by Summit Bank’s internal rating system potential problem loans. The loans categorized as criticized or classified (loans rated as special mention, substandard, doubtful or loss), which includes loans on non-accrual as set forth above, decreased this year to $4.8 million, or 1.35% of total loans, at December 31, 2005, compared to $5.2 million, or 1.53% of total loans, at December 31, 2004. Our criticized/classified loans at December 31, 2005 consisted of $1.3 million of special mention loans and $3.5 million of substandard loans. We downgraded two loans totaling $4.3 million to substandard in January 2006 as a result of declining financial condition of the borrower. These loans are adequately collateralized and no loss is anticipated. Following the loan downgrades, we reassessed our allowance for loan losses and determined that no additional loan loss reserve should be allocated as of December 31, 2005 for these two loans.

We are not aware of any loans classified for regulatory purposes as loss, doubtful, substandard or special mention that have not been disclosed which (1) represent or result from trends or uncertainties, which we reasonably expect will materially impact future operating results, liquidity or capital resources, or (2) represent material credits about which we are aware of any information which causes us to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Investment Securities

We typically invest in lower yielding investment security instruments when we have excess funds available, we have a need for additional collateral for government or other regulatory agency deposits or for leveraging purposes to lock in interest rate spreads on borrowed funds. Most of the securities owned at December 31, 2005 were classified as available for sale; however, several obligations of municipalities were classified as held to maturity. Securities are classified as “available for sale” or “held to maturity” at the time of purchase. Securities held to maturity are recorded at cost with no adjustments to the carrying value for market pricing fluctuations unless the value becomes other than temporarily impaired. Securities classified as available for sale are recorded at cost, but the values are adjusted monthly to reflect fluctuations in the market value of these securities. Increases or decreases in the market value of available for sale securities are reflected through an adjustment to the unrealized gain or loss on securities component in shareholders’ equity. Municipal securities obligations have the added benefit of tax exemption characteristics at the federal and/or state level.

At December 31, 2005, our total investment security portfolio was $122.2 million, compared to $148.8 million at December 31, 2004. This decrease was largely due to the maturities and paydowns on investment securities available for sale, primarily mortgage-backed securities. Due to our focus on improving the net interest margin by repositioning our balance sheet, the proceeds of the maturities and paydowns were utilized to reduce borrowings. A portion of the total portfolio, approximately 35.3% at December 31, 2005, was pledged for various purposes.

The following table presents maturity distribution and yields of investment securities available for sale. Yields on non-taxable investments have not been tax-effected.

Investment Securities Available For Sale

	December 31, 2005			December 31, 2004		December 31, 2003
	Book Value	Fair Value	Year-end Weighted Avg. Yield	Book Value	Fair Value	Book Value]	Fair Value
	(Dollar amounts in thousands)
U.S. Government Agencies
One year or less	$5,003	$5,021	5.14%	$5,901	$5,933	$—	$—
Over one through five years	37,885	36,622	3.31%	42,871	42,510	50,803	50,920
Over five years	—	—	—	—	—	3,100	3,114

Total U.S. Government Agencies	42,888	41,643	3.52%	48,772	48,443	53,903	54,034

Mortgage-backed securities
One year or less	—	—	—	—	—	43	43
Over one through five years	1,614	1,572	3.90%	338	354	455	471
Over five through ten years	19,799	19,400	4.46%	26,228	26,303	8,063	8,453
Over ten years	39,627	38,869	4.71%	52,612	52,759	42,521	43,024

Total mortgage-backed securities	61,040	59,841	4.55%	79,178	79,416	51,082	51,991

Tax-exempt municipal securities
Over one through five years	750	767	4.10%	500	529	250	267
Over five through ten years	768	800	4.38%	770	820	1,020	1,090
Over ten years	3,284	3,365	4.61%	3,535	3,648	3,538	3,620

Total tax-exempt municipal securities	4,802	4,932	4.50%	4,805	4,997	4,808	4,977

Total investment securities available for sale	$108,730	$106,416	4.14%	$132,755	$132,856	$109,793	$111,002

The following table presents maturity distribution and yields of investment securities held to maturity.

Investment Securities Held to Maturity

	December 31, 2005			December 31, 2004		December 31, 2003
	Book Value	Fair Value	Year-end Weighted Avg. Yield	Book Value	Fair Value	Book Value	Fair Value
	(Dollar amounts in thousands)
Mortgage-backed Securities
Over ten years	$—	$—	—%	$—	$—	$1,016	$1,105
Total mortgage-backed securities	—	—	—%	—	—	1,016	1,105
Tax-exempt municipal securities
Over one through five years	1,384	1,366	3.97%	1,637	1,636	1,442	1,446
Over five through ten years	1,210	1,260	4.68%	—	—	445	453
Over ten years	13,162	13,733	4.89%	14,301	15,066	9,550	10,041

Total tax-exempt municipal securities	15,756	16,359	4.79%	15,938	16,702	11,437	11,940

Total investment securities held to maturity	$15,756	$16,359	4.79%	$15,938	$16,702	$12,453	$13,045

As of December 31, 2005, we owned securities from issuers in which the aggregate book value from such issuers exceeded 10% of our shareholders’ equity. As of December 31, 2005, the book value and fair value of the securities from each such issuer are as follows:

	Book Value	Fair Value
	(Dollar amounts in thousands)
Federal Home Loan Bank	$24,040	$23,244
Federal Home Loan Mortgage Corporation	40,915	39,774
Federal National Mortgage Association	31,944	31,222
Government National Mortgage Association	6,170	6,210

Total	$103,069	$100,450

Deposits

The primary source for funding our asset growth is deposits. Our deposits increased from $434.5 million at December 31, 2004 to $438.2 million at December 31, 2005, a 0.9% increase. However, our deposits at December 31,

2004 included approximately $20 million in temporary deposits. Our average deposits increased from $396.4 million in 2004 to $429.6 million in 2005, an increase of 8.4%. Because we primarily target small businesses and commercial relationships, we typically retain a strong percentage of noninterest-bearing deposits to total deposits, thereby reducing our overall cost of funds. At December 31, 2005, noninterest-bearing demand deposits represented 24.8% of total deposits, up from 24.0% at the end of 2004. Our noninterest-bearing deposits grew 4.4%, from December 31, 2004 to December 31, 2005.

Our time deposits grew 6.5% from December 31, 2004 to December 31, 2005. We use time deposits from the State of Georgia Office of Treasury and Fiscal Services, as well as national market time deposits, when liquidity needs warrant. Our State of Georgia Office of Treasury and Fiscal Services time deposits are typically six-month instruments and have attractive interest rates, although we also provide collateral in the form of U.S. agency securities. National market time deposits have various maturity dates and typically come from credit unions. Each credit union typically invests approximately $100,000 to stay within the FDIC insurance limits on deposits. Total national market time deposits at December 31, 2005 were $12.4 million.

The following table presents the average amount outstanding and the average rate we paid on deposits for the years ended December 31, 2005, 2004 and 2003.

Deposits

	2005		2004		2003
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollar amounts in thousands)
Noninterest-bearing deposits	$105,228	—%	$88,210	—%	$80,076	—%
Interest-bearing deposits:
NOW accounts	21,253	0.30%	19,071	0.11%	17,274	0.16%
Money market accounts	68,468	1.35%	53,652	0.67%	56,792	0.72%
Savings deposits	12,018	0.83%	14,121	0.25%	11,951	0.38%
Other time deposits	222,592	3.16%	221,388	2.81%	183,347	3.15%
Total	$429,559	1.89%	$396,442	1.67%	$349,440	1.79%

The following table presents the maturity of our time deposits of $100,000 or more at December 31, 2005.

Maturity of Time Deposits of $100,000 or More

	Time certificates of deposits $100,000 or more	Other time deposits of $100,000 or more	Total
	(Dollar amounts in thousands)
Months to maturity:
3 or less	$43,613	$539	$44,152
Over 3 through 6	20,760	—	20,760
Over 6 through 12	38,887	—	38,887
Over 12	27,374	—	27,374

Total	$130,634	$539	$131,173

Other Borrowed Funds

We are an active member of the FHLB and had two advances totaling $20.0 million outstanding at December 31, 2005. One $5.0 million advance matured and was repaid in 2005. These advances are fully collateralized by our investment securities and are primarily used to fund additional loan growth at times when loan growth outpaces deposit growth. The weighted-average rate for these borrowings at December 31, 2005 was 4.37%, and the advances matured in February 2006. The following table presents additional information for these borrowings.

FHLB Borrowings

	2005	2004	2003
Federal Home Loan Bank Advances outstanding at year-end	$20,000	$25,000	$25,000
Weighted average borrowing rate at year-end	4.37%	3.03%	1.82%
Weighted average borrowing rate during the year	3.54%	2.54%	2.13%
Average daily balance during the year	24,384	25,000	24,260
Maximum month-end balance during the year	$25,000	$25,000	$25,000

We also utilize the purchase of federal funds and two types of short-term security repurchase arrangements to meet short-term liquidity needs. The first type of overnight repurchase agreement is with our commercial customers, and the second is short-term repurchase agreements with our correspondent banks. At December 31, 2005, the total of these agreements, collateralized with securities, and federal funds purchased was $8.7 million, compared to $35.4 million at December 31, 2004. The reduction of federal funds purchased and short-term repurchase agreements was part of the repositioning of our balance sheet in 2005. The weighted-average rate for these borrowings in 2005 was 2.63%, compared to 1.28% in 2004.

In 2003, we issued $12.0 million of trust preferred securities. We injected $9.0 million as a capital contribution to our subsidiary bank to support growth plans and retained $3.0 million for future use at the holding company level. The related $12.0 million of 30-year debentures have a floating rate of LIBOR plus 3.1%, which was approximately 7.12% at December 31, 2005, compared to approximately 5.08% at December 31, 2004.

Liquidity and Interest Rate Sensitivity

Liquidity represents our ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt, off-balance sheet obligations and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. We also have lines of credit available from other funding sources to provide additional funds as needed. These sources include the FHLB and other correspondent banks.

In 2005, assets, loans and deposits declined slightly in the first half of the year, and short-term funding remained constant. In the second half of 2005, modest loan and deposit growth returned with deposit growth slightly stronger. The deposit growth coupled with investment security maturities and paydowns enabled us to reduce our short-term and long-term funding significantly as discussed above. Our average loan to deposit ratio in 2005 was 79.6%, down from an average ratio of 83.4% in 2004, reflecting slightly stronger average deposit growth over average loan growth. We monitor and assess the adequacy of our liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available. In 2005, insufficient liquidity was not a factor for us.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. With the assistance of our Asset/Liability Committee, we generally attempt to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened, to minimize the overall interest rate risk to us. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Our focus in managing the liability mix of our balance sheet has been on expanding the various funding sources.

As discussed above, we have several funding sources on which to draw, should liquidity needs warrant. The FHLB is an available source for funding, provided that we have sufficient assets, investment securities or loans, for collateral. The total line with the FHLB at December 31, 2005 was $80.1 million. Of this total, we had outstanding advances totaling $20.0 million at December 31, 2005. Unsecured federal funds lines with various correspondent financial institutions totaled $23.0 million at December 31, 2005. We closely monitor the number of consecutive days we have purchased federal funds to adhere to relevant restrictions. Our balance of federal funds purchased was $5.0 million at December 31, 2005. Other wholesale funding used in 2005 included short-term repurchase agreements with correspondent institutions, as well as overnight repurchase agreements with our corporate customers, collateralized with U.S. agency securities. The balance of repurchase agreements at December 31, 2005 was $3.7 million. Additional funding sources include institutional time deposits, typically of $100,000 increments. The total institutional time deposits held at December 31, 2005 was $12.4 million.

From time to time, we also place bids on the State of Georgia Office of Treasury and Fiscal Services time deposits. While these funds also require collateral above the limits of FDIC insurance, the rates have typically been attractive to us and cost-competitive considering the multi-million dollar funding source. At December 31, 2005, Summit Bank had no time deposits from the State of Georgia Office of Treasury and Fiscal Services.

Our interest rate sensitivity position at December 31, 2005 is presented in the table below.

Interest Rate Sensitivity

	Assets and liabilities repricing within				Over 5 Years	Total
	3 Months or Less	4 to 6 Months	7 to 12 Months	1-5 Years
	(Dollar amounts in thousands)
Interest-earning assets:
Loans	$268,330	$3,419	$8,342	$64,075	$13,820	$357,986
Interest rate swap	(25,000)	—	—	25,000	—
Investment securities	5,852	3,000	11,021	53,287	52,027	125,187
Interest-bearing deposits with other banks	581	—	—	—	—	581

Total interest-earning assets	$249,763	$6,419	$19,363	$142,362	$65,847	$483,754

Interest-bearing liabilities:
Deposits	$105,072	$46,079	$91,762	$86,586	$133	$329,632
Federal Home Loan Bank advances	20,000	—	—	—	—	20,000
Other borrowed funds	8,717	—	—	—	—	8,717
Long-term debentures	—	—	—	—	12,000	12,000

Total interest-bearing liabilities	$133,789	$46,079	$91,762	$86,586	$12,113	$370,349

Interest sensitivity gap	$115,974	$(39,660)	$(72,399)	$55,776	$53,714	$113,405

Cumulative interest sensitivity gap	$115,974	$76,314	$3,915	$59,691	$113,405	$113,405

(Cumulative interest-earning assets to cumulative interest-bearing liabilities)	1.87	1.42	1.01	1.17	1.31	1.31

Over the past year, our strategy has been to remain asset-sensitive due to the nature of the primarily-floating rate loan portfolio and the rising rate environment. Comparing our interest-earning assets to interest-bearing liabilities over the next five years, we are in an asset-sensitive position, which suggests that our net interest income could be negatively impacted by decreases in market rates. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. For purposes of the above repricing presentation, all interest-bearing demand and savings deposits are considered not highly volatile and therefore are classified with 50% of the balances repricing in the one-year or less periods and 50% in the over-one-year periods. Time deposits are presented based on their contractual terms. Our policy is to maintain a one-year gap position in the 0.8 to 1.2 range, and our position was 1.01 at December 31, 2005. We closely monitor our position, and, if rates should change in either direction, we will take steps to reposition our interest-earning assets and interest-bearing liabilities to minimize the impact of gap exposure.

The following table reflects a summary of our commitments to extend credit, commitments under contractual leases, as well as our contractual obligations, consisting of deposits, FHLB advances and borrowed funds, by contractual maturity date.

Contractual Obligations

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollar amounts in thousands)
Demand and savings deposits	$203,175	$203,175	$—	$—	$—
Time deposits	235,057	195,625	34,160	5,139	133
Federal Home Loan Bank advances	20,000	20,000	—	—	—
Other borrowed funds	8,717	8,717	—	—	—
Long-term debentures	12,000	—	—	—	12,000
Commitments to customers under lines of credit	46,022	46,022	—	—	—
Commitments under lease agreements	7,310	1,354	2,114	1,683	2,159

Total	$532,281	$474,893	$36,274	$6,822	$14,292

We entered into a Post-Retirement Compensation Agreement with our CEO in 2004 that provides for 15 annual payments of $24,000 each, beginning six months after her retirement and no earlier than February 27, 2007. At December 31, 2005, we had an accrued liability balance of $146,000 for this agreement.

Off-Balance Sheet Arrangements

We have commitments to our customers under lines of credit, in addition to our contractual obligations such as deposits, FHLB advances and other borrowed funds. The total of these line of credit commitments at December 31, 2005 was approximately $46.0 million. The lines include conventional revolving lines of credit providing commercial working capital lines and international lines supporting letters of credit, both of which typically renew annually. There are also commitments under non-revolving lines of credit that are used by customers for specific purposes and various types of consumer lines of credit. These include lines secured by mortgages on residential real estate and unsecured revolving credit lines. Although we regularly monitor the balance of outstanding commitments to ensure funding availability should the need arise, historical records indicate that the total of outstanding commitments is a very consistent amount, and the risk of all customers fully drawing on all these lines at the same time is remote.

Our exposure to credit loss is represented by the contractual amounts of these commitments. We follow the same credit policies in making commitments as we do for on-balance sheet instruments.

Our maximum exposure to credit risk for unfunded lines of credit as of December 31, 2005, 2004 and 2003 was as follows:

	December 31,
	2005	2004	2003
	(Dollar amounts in thousands)
Lines of Credit	$46,022	$39,395	$30,349

Market Risk

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods. Like the majority of financial institutions, our primary market risk exposure is the interest rate risk inherent in our lending and deposit taking activities. The structure of our loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. We manage our interest rate risk through various tools, including managing the composition and size of the investment portfolio so as to reduce the interest rate risk in the deposit and loan portfolios, at the same time maximizing the yield generated by the portfolio. We also use derivatives such as interest rate swaps and floors to reduce interest rate exposure.

The table below presents the contractual balances and the estimated fair value of our financial instruments at their expected maturity dates as of December 31, 2005. The expected maturity categories for investment securities take into consideration historical prepayment experience, as well as our expectations based on the interest rate environment as of December 31, 2005. For core deposits without contractual maturity (such as interest-bearing checking, savings and money market accounts), the table presents principal cash flows based on our judgment concerning their most likely runoff or repricing behaviors. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 2005.

Financial Instruments

	Expected Maturity Date						Total	Fair Value
	2006	2007	2008	2009	2010	Thereafter
	(Dollar amounts in thousands)
Assets
Investment Securities
Fixed rate	$5,021	$963	$33,814	$3,880	$1,689	$64,117	$109,484	$110,087

Average interest rate	5.14%	2.47%	3.31%	3.87%	3.79%	4.88%	4.33%
Variable rate	—	—	—	—	—	12,688	12,688	12,688
Average interest rate	—	—	—	—	—	3.71%	3.71%
Loans
Fixed rate	13,675	13,533	22,301	11,029	18,482	17,841	96,861	94,149
Average interest rate	6.72%	7.16%	6.64%	6.33%	7.16%	6.87%	6.83%
Variable rate	53,053	12,480	25,719	37,476	30,010	102,387	261,125	257,321
Average interest rate	8.18%	8.39%	8.23%	8.13%	8.38%	8.46%	8.34%
Interest-bearing deposits with other banks
Variable rate	581	—	—	—	—	—	581	581
Average interest rate	3.57%	—	—	—	—	—	3.57%
Liabilities
Interest-bearing deposits and savings	47,289	15,762	15,762	15,762	—	—	94,575	94,575
Average interest rate	1.07%	1.07%	1.07%	1.07%	—	—	1.07%
Time deposits Fixed rate	195,625	31,478	2,682	2,413	2,726	133	235,057	233,600
Average interest rate	3.66%	3.81%	3.37%	3.99%	4.70%	4.74%	3.69%
Variable rate short- term borrowings	8,717	—	—	—	—	—	8,717	8,717
Average interest rate	1.74%	—	—	—	—	—	1.74%
Variable rate long- term borrowings	20,000	—	—	—	—	12,000	32,000	32,000
Average interest rate	4.43%	—	—	—	—	7.12%	5.44%

Capital Adequacy

There are various primary measures of capital adequacy for banks and bank holding companies, such as risk-based capital guidelines and the leverage capital ratio.

Minimum capital requirements for adequacy purposes consist of a total capital to risk-weighted assets ratio of 8%, and Tier I capital to risk-weighted assets and Tier I leverage ratios of 4%. As of December 31, 2005, we and our subsidiary bank exceeded all required levels of capital and were considered well-capitalized by regulatory standards. Our capital ratios are as follows:

Ratio	Summit Bank Corporation	Summit Bank
Tier I capital to risk-weighted assets	12.91%	12.63%
Total capital to risk-weighted assets	14.12%	13.84%
Tier I leverage ratio	9.37%	9.16%

In September 2003, we issued $12.0 million of trust preferred securities and contributed $9.0 million of the proceeds to our subsidiary bank as a capital injection. According to current Federal Reserve Board guidelines, trust preferred securities can be included as Tier I capital in our capital ratios, with certain restrictions. As of December 31, 2005, all $12.0 million of these securities qualified as Tier I capital.

By repositioning our balance sheet, maintaining the same dividend payout and increasing our earnings, we increased our equity to asset ratio at December 31, 2005 to 7.0% from 6.3% at December 31, 2004. We believe that we have sufficient capital to continue growing organically and are well positioned for the proposed Concord Bank acquisition.

Return on Equity and Assets

The following table shows our returns on assets (net income divided by average assets), returns on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2005, 2004 and 2003.

Return on Equity and Assets

	Year ended December 31,
	2005	2004	2003
Return on assets	1.16%	1.03%	1.11%
Return on equity	17.36%	15.29%	15.09%
Dividend payout ratio	37.26%	44.15%	40.63%
Equity to asset ratio	6.66%	6.72%	7.38%

Our returns on assets and equity both increased from 2003 to 2005. The greater growth in return on equity compared to return on assets over the past three years is due to greater asset growth than equity growth as evidenced by the decrease in our asset to equity ratio from 2003 to 2005. Maintaining the dividend rate of $0.40 for both 2004 and 2005 resulted in the decline of the dividend payout ratio.

Effects of Inflation

Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. We have been able to maintain an adequate level of equity, as previously mentioned, and, though inflation has not been a material factor during the last several years, we intend to address any future effects of inflation by managing our interest rate sensitivity gap position through our asset/liability management processes and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

Business Segment Information

We are managed and operated as one segment, banking. Over 95% of our assets are comprised of cash, investments and loans.

Recent Accounting Pronouncements

Please see Note 1, Section (p) in the Notes to Consolidated Financial Statements for a discussion of recent accounting pronouncements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Summit Bank Corporation:

We have audited the accompanying consolidated balance sheets of Summit Bank Corporation and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Bank Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Atlanta, Georgia

February 17, 2006

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2005	2004
ASSETS
Cash and due from banks (note 9)	$18,194	$20,810
Interest-bearing deposits with other banks	581	249
Federal funds sold	—	16,000

Cash and cash equivalents	18,775	37,059

Investment securities available for sale (notes 2, 11, and 12)	106,416	132,856
Investment securities held to maturity (estimated fair value of $16,359 and $16,702 in 2005 and 2004, respectively)—(note 3)	15,756	15,938
Other investments (note 4)	3,015	3,097
Loans, net of unearned income of $1,042 and $1,076 in 2005 and 2004, respectively	357,986	339,205
Less allowance for loan losses	(4,555)	(4,549)

Net loans (note 6)	353,431	334,656

Premises and equipment, net (note 7)	4,606	4,312
Customers’ acceptance liability	3,769	3,223
Deferred income taxes (note 14)	3,448	2,449
Goodwill, net	1,530	1,530
Bank-owned life insurance	7,939	7,478
Other real estate owned	—	1,544
Other assets (note 8)	7,237	3,566

TOTAL ASSETS	$525,922	$547,708

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits (note 10):
Noninterest-bearing demand	$108,600	$104,055
Interest-bearing:
Demand	84,032	97,836
Savings	10,543	11,748
Time, $100,000 and over	131,173	130,686
Other time	103,884	90,128

Total deposits	438,232	434,453

Acceptances outstanding	3,769	3,223
Federal Home Loan Bank advances (note 12)	20,000	25,000
Other borrowed funds (note 11)	8,717	35,394
Long-term debentures (note 13)	12,000	12,000
Other liabilities	6,565	3,009

Total liabilities	489,283	513,079

Shareholders’ Equity (notes 16, 18, and 22):
Common stock, $0.01 par value. Authorized 100,000,000 shares; issued and outstanding 5,694,604 shares in 2005 and 5,690,104 shares in 2004	57	57
Additional paid-in capital	17,504	17,445
Accumulated other comprehensive loss	(1,991)	(108)
Retained earnings	21,069	17,235

Total shareholders’ equity	36,639	34,629
Commitments and contingencies (note 15)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$525,922	$547,708

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	Years ended December 31,
	2005	2004	2003
INTEREST INCOME:
Loans, including fees	$25,255	$21,154	$18,495
Federal funds sold	167	24	26
Interest-bearing deposits with other banks	37	7	6
Taxable securities	4,672	4,644	4,366
Tax-exempt securities	977	885	677
Other investments	153	114	78

Total interest income	31,261	26,828	23,648

INTEREST EXPENSE:
Time deposits, $100,000 and over	4,019	3,818	3,187
Other deposits	4,109	2,805	3,073
Federal Home Loan Bank advances	862	636	516
Other borrowings	1,284	1,001	369

Total interest expense	10,274	8,260	7,145

NET INTEREST INCOME	20,987	18,568	16,503
Provision for loan losses (note 6)	539	1,090	1,199

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,448	17,478	15,304
NONINTEREST INCOME:
Fees for international trade finance services	1,511	1,184	1,128
SBA loan servicing fees	97	72	95
Overdraft charges	822	927	913
Service charge income	539	633	734
Income from bank-owned life insurance	461	437	436
Partnership loss in low income housing investment	(286)	—	—
Net gain on sales of securities available for sale (note 2)	3	143	100
Other	486	394	423

Total noninterest income	3,633	3,790	3,829

NONINTEREST EXPENSES:
Salaries and employee benefits (note 17)	8,003	7,161	6,528
Equipment	1,359	1,082	941
Net occupancy	1,698	1,375	1,139
Other (note 21)	4,523	4,119	3,603

Total noninterest expenses	15,583	13,737	12,211

INCOME BEFORE INCOME TAXES	8,498	7,531	6,922
Income tax expense (note 14)	2,386	2,378	2,100

NET INCOME	$6,112	$5,153	$4,822

Net income per share—basic	$1.07	$0.91	$0.85
Net income per share—diluted	$1.07	$0.91	$0.85
Weighted average number of common shares outstanding	5,694,222	5,686,563	5,652,604
Weighted average number of common and common equivalent shares outstanding	5,695,765	5,687,303	5,672,007

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME

Years ended December 31, 2005, 2004, and 2003

(In thousands, except share and per share amounts)

	Comprehensive Income	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
		Shares	Amount
BALANCES, December 31, 2002		5,652,604	$57	$17,258	$2,366	$11,495	$31,176
Comprehensive income:
Net income	$4,822	—	—	—	—	4,822	4,822
Net unrealized losses on investment securities available for sale, net of tax effect and reclassification adjustment (note 22)	(912)	—	—	—	(912)	—	(912)
Net unrealized losses on interest rate swap agreements, net of tax effect and reclassification adjustment (note 22)	(390)	—	—	—	(390)	—	(390)

Total comprehensive income	$3,520

Cash dividends declared, $0.35 per share		—	—	—	—	(1,960)	(1,960)

BALANCES, December 31, 2003		5,652,604	57	17,258	1,064	14,357	32,736
Comprehensive income:
Net income	$5,153	—	—	—	—	5,153	5,153
Net unrealized losses on investment securities available for sale, net of tax effect and reclassification adjustment (note 22)	(710)	—	—	—	(710)	—	(710)
Net unrealized losses on interest rate swap agreements, net of tax effect and reclassification adjustment (note 22)	(462)	—	—	—	(462)	—	(462)

Total comprehensive income	$3,981

Issuance of common stock		37,500	—	187	—	—	187
Cash dividends declared, $0.40 per share		—	—	—	—	(2,275)	(2,275)

BALANCES, December 31, 2004		5,690,104	57	17,445	(108)	17,235	34,629
Comprehensive income:
Net income	$6,112	—	—	—	—	6,112	6,112
Net unrealized losses on investment securities available for sale, net of tax effect and reclassification adjustment (note 22)	(1,485)	—	—	—	(1,485)	—	(1,485)
Net unrealized losses on interest rate swap agreements, net of tax effect and reclassification adjustment (note 22)	(398)	—	—	—	(398)	—	(398)

Total comprehensive income	$4,229

Issuance of common stock		4,500	—	59	—	—	59
Cash dividends declared, $0.40 per share		—	—	—	—	(2,278)	(2,278)

BALANCES, December 31, 2005		5,694,604	$57	$17,504	$(1,991)	$21,069	$36,639

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,112	$5,153	$4,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	1,078	832	722
Deferred tax expense (benefit)	180	(312)	(5)
Net amortization of premiums/discounts on investment securities	470	461	339
Amortization of servicing assets	55	125	174
Proceeds from termination of interest rate swap	—	46	—
Amortization of deferred gain on termination of interest rate swap	(15)	(13)	—
Partnership loss in low income housing investment	286	—	—
Income from bank-owned life insurance	(461)	(437)	(436)
Provision for loan losses	539	1,090	1,199
Earnings from split-dollar life insurance	(20)	—	(45)
Net gains on sales of investment securities	(3)	(143)	(100)
(Gains) losses on disposal of other real estate	(88)	—	212
Changes in other assets and liabilities:
Increase in other assets	(1,613)	(309)	(616)
Increase in other liabilities	2,187	1,072	389

Net cash provided by operating activities	8,707	7,565	6,655

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities, sales and collections of investment securities available for sale	26,308	38,321	57,186
Proceeds from maturities and collections of investment securities held to maturity	6,020	1,010	10
Purchases of investment securities available for sale and other investments	(8,506)	(62,232)	(71,503)
Purchases of investment securities held to maturity	—	(4,692)	(349)
Loans made to customers, net of principal collected on loans	(18,116)	(24,265)	(59,633)
Proceeds from sale of other real estate	434	—	—
Purchase of partnership interest in low income housing investment	(1,642)	—	—
Purchases of premises and equipment	(1,372)	(1,091)	(1,371)
Liquidation of other investment	—	2	—

Net cash provided by (used in) investing activities	3,126	(52,947)	(75,660)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in demand and savings deposits	(10,464)	51,570	11,809
Net increase in time deposits	14,243	14,284	39,364
(Repayment of) proceeds from Federal Home Loan Bank advances	(5,000)	—	5,000
Net increase (decrease) in other borrowed funds	(26,677)	437	4,232
Proceeds from issuance of long-term debentures	—	—	12,000
Issuance of common stock	59	187	—
Dividends paid	(2,278)	(2,275)	(1,960)

Net cash (used in) provided by financing activities	(30,117)	64,203	70,445

Net (decrease) increase in cash and cash equivalents	(18,284)	18,821	1,440
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	37,059	18,238	16,798

CASH AND CASH EQUIVALENTS AT END OF YEAR	$18,775	$37,059	$18,238

SUPPLEMENTAL DISCLOSURES OF CASH PAID DURING THE YEAR:
Interest	$9,654	$7,977	$7,175
Income taxes	2,044	2,287	1,916
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES:
Transfer of foreclosed loans to other real estate	—	1,544	697
Loan to facilitate sale of other real estate	1,198	—	—

See accompanying notes to consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	GENERAL

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

In 2003, the Company created a wholly owned subsidiary, Summit Bank Corporation Capital Trust I, for the purpose of issuing $12 million of 30-year trust preferred securities to a third party. Proceeds from this issuance were loaned to the parent company which then contributed $9 million to the Bank. Refer to Footnote 13.

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

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, Management obtains independent appraisals for significant properties. A substantial portion of the Company’s loans are secured by real estate in the metropolitan area of Atlanta, Georgia and the San Francisco South Bay area of California. The Company also opened a loan production office in San Diego, California in January, 2006. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in the real estate market conditions of these market areas.

Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation. Bankers acceptance discount income of $138,000 and $100,000 for the years 2004 and 2003, respectively, has been reclassified from international fee income to interest income as the income relates to interest earning assets.

(d)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and due from banks, interest-bearing deposits with other banks with original maturities less than 90 days, and federal funds sold. Federal funds are generally sold for one-day periods.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)	INVESTMENT SECURITIES

The Company classifies its investment securities into one of three categories: available for sale, held to maturity, or trading. Investment securities at December 31, 2005 and 2004 consist of obligations of U.S. Government agencies, tax-exempt municipal securities, mortgage-backed securities, and equity securities.

Investment securities classified as available for sale securities are reported at fair value. Unrealized holding gains or losses, net of the related tax effect, on available for sale securities are excluded from income and are reported as a separate component of shareholders’ equity until realized.

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

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or at the loan’s observable fair value, or the fair value of the collateral if the loan is

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collateral dependent. Loans that are determined to be impaired require a valuation allowance equivalent to the amount of the impairment. The valuation allowance is established through the provision for loan losses.

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

The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when Management believes that the collection of the principal is not probable. Subsequent recoveries are added to the allowance. The allowance is an amount that Management believes will be adequate, determined through use of its allowance for loan losses methodology, to absorb losses on existing loans. The allowance is established through consideration of such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, the underlying value of the collateral, and current economic conditions that may affect the borrowers’ ability to pay.

Management believes that the allowance for loan losses is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, the financial condition of borrowers and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(h)	PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which are from 3 to 25 years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease using the straight-line method.

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

In accordance with SFAS No. 133 and SFAS No. 138, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a derivative trading instrument. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded as an adjustment to accumulated other comprehensive income (loss) to the extent that the hedge ultimately has been effective. Changes in the fair value of derivative trading instruments are reported in current-period earnings.

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

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

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

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The carrying value of the servicing asset is periodically evaluated for impairment if the Company experiences unanticipated principal prepayments which cause the present value of future net servicing fee revenue to be less than the carrying value. If the servicing asset is determined to be impaired, a valuation allowance is recorded equivalent to the amount of the impairment. The valuation allowance is established through a charge to earnings.

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

In accordance with the provisions of SFAS No. 142, the Company tested its goodwill for impairment. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company evaluates goodwill for impairment annually. At December 31, 2005 and 2004, the Company had net unamortized goodwill of approximately $1,530,000, which on those dates is not considered impaired.

(n)	NET INCOME PER SHARE

Basic net income per share excludes dilution and is computed by dividing net income by weighted average shares outstanding. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus common stock equivalents resulting from dilutive stock options.

(o)	STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in the interim financial information.

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, compensation cost is measured as the

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost was not recorded for the year ended December 31, 2005, as the quoted market price on the date of grant equaled the exercise price. Compensation cost determined under SFAS No. 123 would have reduced net income and income per share for the years ended December 31, 2005 and 2004 to the pro forma amounts indicated below (in thousands, except per share amounts):

	2005	2004
Net income	$6,112	$5,153
Deduct total stock-based compensation expense determined under fair value based method, net of related tax effect	(371)	(25)

Pro forma net income	$5,741	$5,128

Net income per common share:
Basic and diluted:
As reported	$1.07	0.91
Pro forma	1.01	0.90

Compensation cost determined under SFAS No. 123 did not differ from the compensation cost determined under APB Opinion No. 25 for the year ended December 31, 2003 as no stock options or other stock-based compensation was granted in that year.

(p)	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the AICPA issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities acquired in a Transfer. This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. The Company will follow the requirements of this statement in any future acquisition of loans or debt securities. Loans acquired in the proposed acquisition of Concord Bank, National Association (see Note 23) will be subject to the requirements of this SOP.

In July 2005, the FASB issued a FASB Staff Position (FSP) (entitled FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments) which supersedes Emerging Issues Task Force (EITF) Issue No. 03-1 and replaces the guidance set forth in paragraphs 10-18 of the issue with references to existing other than temporary impairment guidance, such as SFAS No. 115, Securities and Exchange Commission (SEC) Staff Accounting Bulletin 59, Accounting for Noncurrent Marketable Equity Securities, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP FAS 115-1 codifies the guidance set forth in EITF Topic D-44, (“Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”) and clarifies that an investor

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. In September 2005, the FASB decided to include in the final FSP FAS 115-1 guidance similar to that provided in EITF Issue No. 03-1 regarding the accounting for debt securities subsequent to an other-than-temporary impairment. In addition, the FASB decided that FSP FAS 115-1 would be applied prospectively for reporting periods beginning after December 15, 2005. FSP FAS 115-1 nullifies certain requirements of EITF Issue 03-1 and supersedes EITF Topic D-44. The Company does not consider the adoption of FSP FAS 115-1 or its implementation guidance to have a material impact on the Company’s financial position or results of operations given the nature of the Company’s investments.

In December 2004, the FASB issued SFAS No. 123R Share-Based Payment which requires companies to recognize, in the statement of income, the grant-date fair value of stock options and other equity-based compensation issued to employees. On April 14, 2005, the SEC amended Rule 4-01(a) of Regulation S-X that amended the compliance date for SFAS No. 123R. The SEC’s new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. The Company adopted SFAS No. 123R on January 1, 2006. On March 29, 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107). SAB 107 expresses the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, provides the staff’s views regarding the valuation of share-based payments by public companies, and provides guidance regarding share-based payments with non-employees. Based on the Company’s historically limited grants of stock options to its employees, the Company does not expect the adoption of SFAS No. 123R to have a significant effect on its results of operations.

(2)	INVESTMENT SECURITIES AVAILABLE FOR SALE

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(In thousands)
December 31, 2005:
Obligations of U.S. government agencies	$42,888	$18	$1,263	$41,643
Tax-exempt municipal securities	4,802	130	—	4,932
Mortgage-backed securities	61,040	273	1,472	59,841

Total	$108,730	$421	$2,735	$106,416

December 31, 2004:
Obligations of U.S. government agencies	$48,772	$188	$517	$48,443
Tax-exempt municipal securities	4,805	192	—	4,997
Mortgage-backed securities	79,178	740	502	79,416

Total	$132,755	$1,120	$1,019	$132,856

Proceeds from the sales of investment securities available for sale during 2005, 2004, and 2003 were $9,924,000, $18,454,000, and $19,873,000, respectively. Gross gains of $5,000, $167,000, and $100,000, and gross losses of $2,000, $24,000, and $0, were realized on those sales in 2005, 2004, and 2003, respectively.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities available for sale with aggregate carrying amounts of approximately $41,051,000 and $105,987,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits, FHLB advances, and for other purposes required or permitted by law.

The amortized costs and estimated fair values of investment securities available for sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
	(In thousands)
Due in less than one year	$5,003	$5,021
Due after one year through five years	38,635	37,389
Due after five years through ten years	768	800
Due after ten years	3,284	3,365
Mortgage-backed securities	61,040	59,841

Total	$108,730	$106,416

The following investments available for sale have unrealized losses as of December 31, 2005 and 2004 for which an other than temporary impairment has not been recognized:

	Estimated	Unrealized
	Fair Value	Losses
	(In thousands)
December 31, 2005:
Obligations of U.S. government agencies:
With an unrealized loss for more than 12 months	$36,622	$1,263
Mortgage-backed securities:
With an unrealized loss for less than 12 months	16,384	207
With an unrealized loss for more than 12 months	35,201	1,265

	$88,207	$2,735

December 31, 2004:
Obligations of U.S. government agencies:
With an unrealized loss for less than 12 months	$32,192	$421
With an unrealized loss for more than 12 months	5,154	96
Mortgage-backed securities:
With an unrealized loss for less than 12 months	50,320	393
With an unrealized loss for more than 12 months	5,915	109

	$93,581	$1,019

At December 31, 2005, there were five mortgage-backed securities with unrealized losses for less than 12 months and seven obligations of U.S. government agencies and eleven mortgage-backed securities with unrealized losses for more than 12 months. The total estimated fair value of the securities with unrealized losses at December 31, 2005 represented 97% of the amortized cost; therefore, the impairment is not considered severe and is due to increases in interest rates rather than credit quality.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	INVESTMENT SECURITIES HELD TO MATURITY

Amortized cost, estimated fair values, and gross unrealized gains and losses of investment securities held to maturity at December 31, 2005 and 2004 are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
December 31, 2005:
Tax-exempt municipal securities	$15,756	$621	$18	$16,359

December 31, 2004:
Tax-exempt municipal securities	$15,938	$771	$7	$16,702

There were no investment securities held to maturity at December 31, 2005 or 2004 pledged to secure public deposits or for other purposes required or permitted by law.

The amortized costs and estimated fair values of investment securities held to maturity at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
	(In thousands)
Due after one year through five years	$1,384	$1,366
Due after five years through ten years	1,210	1,260
Due after ten years	13,162	13,733

Total	$15,756	$16,359

The following investments held to maturity had unrealized losses as of December 31, 2005 and 2004 for which an other than temporary impairment has not been recognized:

	Estimated	Unrealized
	Fair Value	Losses
	(In thousands)
December 31, 2005:
Tax-exempt municipal security with an unrealized loss for less than 12 months	$475	$3
Tax-exempt municipal security with an unrealized loss for more than 12 months	891	15

Total	$1,366	$18

December 31, 2004:
Tax-exempt municipal security with an unrealized loss for less than 12 months	$1,168	$7

Two securities held to maturity had unrealized losses at December 31, 2005. These municipal securities were purchased prior to 2003. The unrealized losses are considered immaterial to the consolidated financial statements.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	OTHER INVESTMENTS

Other investments at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
	(In thousands)
Federal Home Loan Bank stock	$1,997	$2,079
Federal Reserve Bank stock	656	656
Other	362	362

Total	$3,015	$3,097

(5)	INTEREST RATE SWAP AND FLOOR AGREEMENTS

Interest rate swap transactions generally involve the exchange of fixed and floating rate interest rate obligations without the exchange of underlying principal amounts. Entering into interest rate contracts involves not only interest rate risk, but also the risk of counterparties’ failure to fulfill their legal obligation. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

During the year ended December 31, 2003, the Company entered into two interest rate swaps with notional amounts of $25,000,000 each. These swaps were designated as hedges of certain variable cash flows in a portion of the loan portfolio. Because these qualified as hedging instruments, changes in fair value resulting from these interest rate swaps were recorded in accumulated other comprehensive income. In March 2004, the Company terminated one of these swap instruments, receiving proceeds of $46,000. At the date of termination, the remaining term of the swap was 36 months. The gain from termination is included in accumulated other comprehensive income and is being recognized over the remaining original term of the swap.

The outstanding interest rate swap contract at December 31, 2005 and 2004 is as follows:

	Notional	Prime	Rate	Maturity	Fair Value
	Amount	Rate Paid	Received	Date	Asset (Liability)
	(In thousands)
December 31, 2005:
Receive fixed rate swap	$25,000	7.25%	6.135%	July 2008	$(941)
December 31, 2004:
Receive fixed rate swap	$25,000	5.25%	6.135%	July 2008	$(309)

In October 2005, the Company entered into a five year interest rate floor contract at a cost of $246,000. The nominal value of the floor is $25 million and the Bank is paid if the prime rate falls below 6%. The interest rate floor was determined to not qualify for hedge accounting as a cash flow hedge; therefore, the change in value of the instrument is recorded through earnings. Due to a prime rate increase late in the year, the value of the floor declined $89,000 and that loss was recognized in the income statement in the fourth quarter of 2005.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	LOANS

A summary of loans at December 31, 2005 and 2004 is as follows:

	2005	2004
	(In thousands)
Commercial, financial, and agricultural	$86,051	$82,953
Real estate—construction	20,019	10,812
Real estate—mortgage	251,989	245,836
Installment loans to individuals	969	680
Less unearned income	(1,042)	(1,076)

Loans, net of unearned income	357,986	339,205
Less allowance for loan losses	(4,555)	(4,549)

Net loans	$353,431	$334,656

Activity in the allowance for loan losses for the years ended December 31, 2005, 2004, and 2003 was as follows:

	2005	2004	2003
	(In thousands)
Balance, beginning of year	$4,549	$4,047	$3,435
Provision for loan losses	539	1,090	1,199
Loans charged off	(871)	(1,005)	(770)
Recoveries	338	417	183

Balance, end of year	$4,555	$4,549	$4,047

Impaired loans and related amounts included in the allowance for loan losses at December 31, 2005 and 2004 are as follows:

	2005		2004
	Balance	Allowance	Balance	Allowance
	(In thousands)
Impaired loans, with a related allowance	$605	$30	$337	$157
Impaired loans, without allowance	578	—	958	—

The allowance for impaired loans was primarily determined based on the fair value of the respective loans’ collateral. Impaired loans of $578,000 and $958,000 at December 31, 2005 and 2004, respectively, did not have a related allowance because these loans were fully guaranteed by the SBA. The average recorded investment in impaired loans for the years ended December 31, 2005, 2004, and 2003 was $1,043,000, $1,088,000 and $938,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2005, 2004, and 2003 was approximately $94,000, $85,000 and $17,000, respectively.

Nonaccrual loans amounted to approximately $1,183,000 and $1,295,000 at December 31, 2005 and 2004, respectively. Interest income on nonaccrual loans at December 31, 2005, 2004, and 2003, which would have been reported, if on an accrual basis, in 2005, 2004, and 2003, amounted to approximately $95,000, $55,000 and $57,000, respectively.

At December 31, 2005 and 2004, the Company was servicing loans for others with aggregate principal balances of approximately $9,905,000 and $14,476,000, respectively.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7)	PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2005 and 2004 consisted of the following:

	2005	2004
	(In thousands)
Land	$685	$685
Building	1,416	1,416
Furniture and equipment	6,604	5,548
Leasehold improvements	1,885	1,584

	10,590	9,233
Less accumulated depreciation and amortization	(5,984)	(4,921)

Premises and equipment, net	$4,606	$4,312

(8)	INTANGIBLE ASSETS

The following is a summary of activity with respect to loan servicing assets included in other assets at December 31, 2005, 2004, and 2003:

	2005	2004	2003
	(In thousands)
Balance at beginning of year	$94	$219	$393
Amortization of servicing assets	(55)	(125)	(174)

Balance at end of year	$39	$94	$219

The results of the Company’s impairment analysis have not identified any significant impairment in the recorded servicing assets. Accordingly, the Company has no valuation allowance for impairment at December 31, 2005 and 2004.

(9)	RESERVE REQUIREMENTS

At December 31, 2005 and 2004, the Federal Reserve Bank required that the Bank maintain a reserve balance of $697,000 and $472,000, respectively.

(10)	DEPOSITS

A summary of time deposits by maturity as of December 31, 2005 follows:

(In thousands)
Time to maturity:
One year or less	$195,625
Over one year through two years	31,478
Over two years through three years	2,682
Over three years through four years	2,413
Over four years through five years	2,726
Over five years	133

$235,057

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2005, the Company had approximately $922,000 in deposits from its directors, executive officers, and principal shareholders and their affiliates.

(11)	OTHER BORROWED FUNDS

Other borrowed funds at December 31, 2005 and 2004 include federal funds purchased and securities sold under agreements to repurchase totaling $8,717,000 and $35,394,000, respectively. The securities sold under agreements to repurchase at December 31, 2005 and 2004 were secured by certain U.S. government agency securities and mortgage-backed securities with an aggregate carrying value of approximately $14,548,000 and $44,298,000, respectively. All securities sold under the agreements to repurchase were under the Bank’s control. The repurchase agreements at December 31, 2005 and 2004 have maturities of less than 90 days.

The following summarizes pertinent data related to other borrowed funds for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Weighted average borrowing rate at year-end	3.15%	2.11%	1.01%
Weighted average borrowing rate during the year	2.63%	1.28%	1.00%
Average daily balance during the year	$18,815,000	$28,462,000	$17,805,000
Maximum month-end balance during the year	$38,026,000	$36,548,000	$34,957,000

During 2005 and 2004, the Company had available under a line of credit with SunTrust Bank of Atlanta approximately $3,000,000. Upon renewal as of January 1, 2006, the line of credit was increased to $6,000,000 and bears interest at LIBOR plus 1.65% and will expire on December 31, 2006. The Company has pledged 4,000 shares (27% of the outstanding shares) of the Bank’s common stock as collateral under this line of credit. At December 31, 2005 and 2004, the Company had no borrowings outstanding under this credit line.

(12)	FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2005 and 2004, the Bank had available line of credit commitments with the Federal Home Loan Bank of Atlanta totaling $80,070,000 and $57,480,000, respectively, of which $20,000,000 and $25,000,000, respectively, had been advanced. At December 31, 2005, an advance of $10,000,000 bears interest at a fixed rate of 4.47% and matures on February 13, 2006. The other advance of $10,000,000 bears interest at a floating rate of 4.26% which changes with three-month LIBOR on a quarterly basis and matures on February 3, 2006. The Bank has pledged approximately $22,926,000 and $30,588,000, respectively, in U.S. government agency and mortgage-backed securities as collateral for advances under this line of credit at December 31, 2005 and 2004.

(13)	LONG-TERM DEBENTURES

In September 2003, the Company formed a wholly owned subsidiary, Summit Bank Corporation Capital Trust I (the Trust). During 2003, the Trust completed a private placement of $12,000,000 of Company-obligated mandatorily redeemable securities of a subsidiary holding solely parent debentures (trust preferred securities) to an institutional buyer. The proceeds from the sale were invested in floating rate junior subordinated notes (long-term debentures) issued by the Company, and the Company issued a limited, irrevocable guarantee of the Trust’s obligations relating to the trust preferred securities. The long-term debentures have a 30-year term and have a floating rate equal to three-month LIBOR plus 3.1%, which adjusts quarterly (7.12% at December 31, 2005). The long-term debentures and the trust preferred securities are callable by the Company or the Trust, as applicable, at

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its option after five years, or sooner in certain specific events, subject in all cases to prior approval by the Federal Reserve Board, to the extent required. In each case, redemption will be made at a price of 100% of the face amount of the trust preferred securities, plus the accrued interest thereon through the redemption date. In addition, the Company and the Trust have the ability to defer interest and redemption date.

Pursuant to both FASB Interpretation No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51 (FIN 46) and FASB Interpretation No. 46 (revised December 2003)—(FIN 46R), the Trust is considered a variable interest entity as its activities are so restricted and predetermined that the equity holders lack the direct or indirect ability to make decisions about the Trust’s activities through voting rights or similar rights. Additionally, the common stock equity held by the Company is not considered at risk and, therefore, the common stock equity does not meet the definition of a variable interest. As the Company does not have a variable interest in the Trust, it cannot be the primary beneficiary of the Trust and, therefore, on December 31, 2003, the Company deconsolidated the Trust.

Financial information for the Trust, including the balance sheet and the income statement for the years ended December 31, 2005 and 2004, respectively, is as follows:

	2005	2004
	(In thousands)
Assets:
Cash	$—	$156
Notes receivable	12,380	12,000
Other assets	—	225

Total assets	$12,380	$12,381

Liabilities—Company obligated mandatorily redeemable securities of subsidiary holding solely parent debentures	$12,000	$12,000
Equity	380	381

Total liabilities and equity	$12,380	$12,381

Interest income	$788	568
Interest expense	789	567
Net (loss) income	$(1)	$1

(14)	INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2005, 2004, and 2003 consists of:

	2005	2004	2003
	(In thousands)
Federal—current	$2,000	$2,367	$1,922
State—current	206	323	183
Federal—deferred	68	(241)	33
State—deferred	112	(71)	(38)

Total	$2,386	$2,378	$2,100

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense attributable to income before income taxes for the years ended December 31, 2005, 2004, and 2003 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

	2005	2004	2003
	(In thousands)
Computed “expected” income tax expense	$2,889	$2,561	$2,353
Increase (decrease) resulting from:
State income taxes, net of Federal tax benefit	210	166	96
Meals and entertainment expenses	12	19	17
Income from bank-owned life insurance	(164)	(148)	(164)
Tax-exempt interest	(274)	(253)	(197)
Low income housing tax credits	(233)	—	—
Other	(54)	33	(5)

Total	$2,386	$2,378	$2,100

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
	(In thousands)
Deferred tax assets (liabilities):
Loans, principally due to allowance for loan losses	$1,480	$1,398
Premises and equipment, principally due to differences in depreciation	(51)	(31)
Net Federal and State operating loss carryforwards	2,882	3,492
Net unrealized losses on investment securities available for sale and interest rate swaps	1,246	67
Other	27	124
Total deferred tax assets	5,584	5,050
Less valuation allowance	(2,136)	(2,601)

Deferred tax assets, net of valuation allowance	$3,448	$2,449

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections; for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2005.

At December 31, 2005 and 2004, the Company had net operating loss carryforwards of approximately $7,948,000 and $9,418,000, respectively, for Federal income tax purposes and approximately $5,677,000 and $11,038,000, respectively, for state income tax purposes which are available to offset future Federal and state taxable income, subject to certain annual maximum limitations. The net operating loss carryforwards expire at

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

various amounts through 2012, with annual limitations on their utilization. Due to these limitations, certain of these net operating losses will not be used, and the Company has recorded a valuation allowance on the related deferred tax asset.

(15)	COMMITMENTS AND CONTINGENCIES

On January 17, 2006, the Bank consented to the issuance of a consent order (the “Order”) from the Office of the Comptroller of the Currency (“OCC”) pursuant to which the Bank is required to improve its compliance and operations infrastructure with respect to the Bank Secrecy Act and related anti-money laundering laws (collectively, “BSA”). The Order was based on the OCC’s findings during its examination of the Bank during February and March of 2005. The OCC did not impose any fine or civil money penalty in connection with this action.

As part of the Order, the Bank has agreed to strengthen its BSA internal controls, including the development and implementation of enhanced policies and procedures for BSA compliance; to enhance its programs and controls for customer identification and Suspicious Activity Reporting; to enhance its BSA audit functions; and to improve employee training relating to the detection and prevention of money laundering. Prior to its receipt of the Order, the Bank had already taken significant steps to strengthen its compliance policies and procedures and operations infrastructure in areas related to those specified in the Order, as well as in other respects and management continues to be committed to ensuring that all of the requirements of the Order are met.

Management does not expect the actions to have a material impact on the financial condition or results of operations of the Bank or Summit Bank Corporation. However, the Bank has incurred approximately $70,000 in additional expenses related to making the improvements necessary to strengthen its BSA operations and compliance and expects that similar expenses in connection with these regulatory actions may be incurred in the future.

In August 1995, the Company’s board of directors entered into agreements with three executive officers of the Bank. The agreements basically provide that in the event of involuntary termination or a change in the executive’s position or compensation resulting from a change in the control of the Company due to a merger, consolidation or reorganization, each executive would be entitled to receive an amount equal to 100% of the executive’s base salary. These agreements have continuing three-year terms. The board of directors entered into the same agreement in May, 2005 with a fourth executive officer in conjunction with his employment at the Bank.

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

The Company’s exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company does not anticipate any material losses as a result of these commitments and conditional obligations.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

clauses and may require payment of a fee. Since many of the commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, residential real estate, income producing properties, and cash on deposit. At December 31, 2005, the Company had outstanding loan commitments totaling $46,022,000 primarily at floating rates of interest with terms of less than one year.

Standby and commercial letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting these commitments, as deemed necessary. At December 31, 2005, commitments under standby and commercial letters of credit and guarantees aggregated $8,708,000.

The Company has several noncancelable operating leases, primarily for banking offices. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2005, 2004, and 2003 was approximately $931,000, $1,163,000 and $922,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are:

(In thousands)
Year ending December 31:
2006	$1,354
2007	1,258
2008	856
2009	882
2010	801
Thereafter	2,159

Total minimum lease payments	$7,310

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of Management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(16)	SHAREHOLDERS’ EQUITY

The Company is authorized to issue up to 20,000,000 shares of special stock, with no par value. Liquidation preferences and other such items are subject to future determination by the Company’s Board of Directors. To date, no special stock has been issued.

On January 26, 2004, the Company’s board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend payable on February 17, 2004, to shareholders of record on February 9, 2004.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Stock option activity during the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise Price		Exercise Price		Exercise Price
	Shares	Per Share	Shares	Per Share	Shares	Per Share
Options outstanding at beginning of year	4,500	$12.99	36,000	$4.65	36,000	$4.65
Options granted	90,000	15.04	6,000	12.99	—	—
Options exercised	(4,500)	12.99	(37,500)	4.98	—	—

Options outstanding at end of year	90,000	$15.04	4,500	$12.99	36,000	$4.65

All options outstanding for each of the years are exercisable. Of the options outstanding at December 31, 2005, 75,000 had an exercise price of $15.01 and 15,000 had an exercise price of $15.15, and a contractual maturity of nine years.

The per share weighted average fair value of stock options granted with an exercise price equal to market during 2005 was $6.22, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of three years; expected annual dividend rate of 4.14%; risk-free interest rate of 3.75%; and expected volatility of 73%. The per share weighted average fair value of stock options granted with an exercise price equal to market during 2004 was $6.31, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of five years; expected annual dividend rate of 4.14%; risk-free interest rate of 3.00%; and expected volatility of 77%. There were no stock options granted during 2003. The stock options granted in 2005 and 2004 vested immediately.

The Company has a savings plan (the Savings Plan) administered under the provisions of the Internal Revenue Code Section 401(k). During 2005, 2004, and 2003, the Company and Bank made contributions totaling $111,545, $103,205 and $83,679, respectively, to the Savings Plan. In 2005, 2004, and 2003, the Company computed contributions based on the matching of 50% of employee contributions up to 5% of the employee’s compensation. Effective January 1, 2006, the Company matches 100% of employee contributions up to 3% of their compensation, then matches 50% of the employee contribution up to the next 2% of their compensation contributed.

The Company entered into a Post-Retirement Compensation Agreement with its CEO in 2004 that provides for 15 annual payments of $24,000 each, beginning six months after her retirement from the Company and no earlier than February 27, 2007. The Company recorded compensation expense of $73,217 in each of 2005 and 2004 relating to this agreement.

(18)	REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the Bank’s capital category.

The actual capital amounts and ratios are also presented in the table below (dollars in thousands):

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total capital—risk-based (to risk-weighted assets):
Bank	$52,492	13.84%	$30,343	8.0%	$37,929	10.0%
Consolidated	53,677	14.12	30,419	8.0	N/A	N/A
Tier 1 capital—risk-based (to risk-weighted assets):
Bank	47,911	12.63	15,171	4.0	22,758	6.0
Consolidated	49,096	12.91	15,209	4.0	N/A	N/A
Tier 1 capital—leverage (to average assets):
Bank	47,911	9.16	20,919	4.0	26,149	5.0
Consolidated	49,096	9.37	20,956	4.0	N/A	N/A
As of December 31, 2004:
Total capital—risk-based (to risk-weighted assets):
Bank	$46,712	13.12%	$28,476	8.0%	$35,585	10.0%
Consolidated	49,647	13.92	28,531	8.0	N/A	N/A
Tier 1 capital—risk-based
(to risk-weighted assets):
Bank	42,263	11.87	14,238	4.0	21,351	6.0
Consolidated	44,264	12.41	14,266	4.0	N/A	N/A
Tier 1 capital—leverage (to average assets):
Bank	42,263	8.19	20,653	4.0	25,087	5.0
Consolidated	44,264	8.56	20,076	4.0	N/A	N/A

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(19)	FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:

Cash and due from banks: The carrying amounts of cash and due from banks approximate those assets’ fair values.

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

Interest rate swaps and floors: Fair values for the interest rate swap and floor are based on quoted market prices.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance-sheet instruments: Fair values for the Company’s off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period, currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 2005 and 2004 were not material.

Deposits: Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal Home Loan Bank advances: The fair value for the fixed rate Federal Home Loan Bank advances is estimated using a discounted cash flow analysis that applies interest rates currently being offered on advances of similar terms of maturity. For the variable rate Federal Home Loan Bank advances, fair value approximates carrying value.

Other borrowed funds: The carrying amounts of other borrowed funds, due to their short-term nature, approximate their fair values.

Long-term debentures: The fair value of the long-term debentures approximates carrying value due to the variable rate nature of the debentures.

The estimated fair value of the Company’s financial instruments as of December 31, 2005 and 2004 are as follows:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Assets:
Cash and due from banks	$18,194	$18,194	$20,810	$20,810
Interest-bearing deposits with other banks	581	581	249	249
Federal funds sold	—	—	16,000	16,000
Investment securities available for sale	106,416	106,416	132,856	132,856
Investment securities held to maturity	15,756	16,359	15,938	16,702
Interest rate floor	158	158	—	—
Other investments	3,015	3,015	3,097	3,097
Loans, net	353,431	346,150	334,656	336,363

Liabilities:
Deposits:
Noninterest-bearing	$108,600	$108,600	$104,055	$104,055
Interest-bearing demand and savings	94,575	94,575	109,584	109,584
Time deposits	235,057	233,600	220,814	221,256
Federal Home Loan Bank advances	20,000	20,000	25,000	25,091
Other borrowed funds	8,717	8,717	35,394	35,394
Interest rate swap	941	941	309	309
Long-term debentures	12,000	12,000	12,000	12,000

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20)	CONDENSED FINANCIAL INFORMATION OF SUMMIT BANK CORPORATION (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	December 31
	2005	2004
	(In thousands except share amounts)
ASSETS
Cash and due from Bank	$258	$2,242
Investment in the Bank, at equity	47,454	43,695
Investment securities	22	22
Investment in nonbank subsidiaries	—	380
Other assets	930	300

Total assets	$48,664	$46,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	$25	$10
Long-term debentures	12,000	12,000

Total liabilities	12,025	12,010

Shareholders’ equity:
Common stock, $0.01 par value. Authorized 100,000,000 shares; issued and outstanding 5,694,604 shares in 2005 and 5,690,104 shares in 2004	57	57
Additional paid-in capital	17,504	17,445
Accumulated other comprehensive loss	(1,991)	(108)
Retained earnings	21,069	17,235

Total shareholders’ equity	36,639	34,629

Total liabilities and shareholders’ equity	$48,664	$46,639

CONDENSED STATEMENTS OF INCOME

	Years ended December 31
	2005	2004	2003
	(In thousands)
INCOME:
Dividend income received from Bank	$1,175	$2,800	$1,425
EXPENSE:
Interest expense	788	568	133
Operating expenses	281	248	174

Total expense	1,069	816	307

Income before income taxes and equity in undistributed net income of subsidiaries	106	1,984	1,118
Income tax benefit	364	253	100

Income before equity in undistributed net income of subsidiaries	470	2,237	1,218
Equity in undistributed net income of subsidiaries	5,642	2,916	3,604

Net income	$6,112	$5,153	$4,822

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2005	2004	2003
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,112	$5,153	$4,822
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed net income of subsidiaries	(5,642)	(2,916)	(3,604)
Increase in other assets	(630)	(250)	(15)
(Decrease) increase in other liabilities	15	(20)	(101)

Net cash (used in) provided by operating activities	(145)	1,967	1,132

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities	—	—	(22)
Contribution to bank subsidiary	—	—	(9,000)
Contribution to nonbank subsidiary	—	—	(380)

Net cash used in investing activities	—	—	(9,402)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debentures	—	—	12,000
Proceeds from loan from subsidiary	380	—	—
Dividends paid to shareholders	(2,278)	(2,275)	(1,960)
Issuance of common stock	59	187	—

Net cash (used in) provided by financing activities	(1,839)	(2,088)	10,040

Net (decrease) increase in cash and cash equivalents	(1,984)	(121)	1,770
CASH AND CASH EQUIVALENTS at beginning of year	2,242	2,363	593

CASH AND CASH EQUIVALENTS at end of year	$258	$2,242	$2,363

SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR:
Income taxes	$2,044	$2,287	$1,916
Interest	788	568	133
SUPPLEMENTAL NON-CASH ACTIVITY—forgiveness of amount due from nonbank subsidiary upon its dissolution	$—	165	—

The primary source of funds available to the Parent Company to pay shareholder dividends and other expenses is from the Bank. The Office of the Comptroller of the Currency requires its prior approval for a bank to pay dividends in excess of the bank’s net profits to date for that year combined with its retained net profits for the preceding two years. The amount of cash dividends available from the bank subsidiary for payment in 2005 is approximately $8,558,000 plus earnings in 2006, if any. At December 31, 2005, approximately $38,896,000 of the Company’s investment in the bank subsidiary is restricted as to dividend payments from the bank subsidiary to the Parent Company.

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(21)	SUPPLEMENTAL FINANCIAL DATA

Components of other noninterest expenses in excess of 1% of total interest and noninterest income for any of the respective years are as follows:

	Years ended December 31
	2005	2004	2003
	(In thousands)
Data/item processing	$508	$517	$456
Marketing and community relations	461	388	300
Postage and courier	406	361	326
Telephone	409	353	316
Legal fees	398	240	175
Other professional services	599	465	511
Other non-credit losses	304	465	71

(22)	COMPREHENSIVE INCOME

Comprehensive income includes net income and other comprehensive income (loss) which includes the effect of unrealized gains and losses on investment securities available for sale and interest rate swaps in shareholders’ equity. The following table sets forth the amounts of other comprehensive income (loss) included in shareholders’ equity along with the related tax effect for the years ended December 31, 2005, 2004, and 2003.

	Pretax	Tax (Expense)	Net of Tax
	Amount	Benefit	Amount
	(In thousands)
2005:
Net unrealized losses on investment securities available for sale	$(2,412)	$929	$(1,483)
Net unrealized losses on interest rate swaps	(632)	243	(389)
Less reclassification adjustment for net gains realized in net income	18	(7)	11

Other comprehensive loss	$(3,062)	$1,179	$(1,883)

2004:
Net unrealized losses on investment securities available for sale	$(965)	$343	$(622)
Net unrealized losses on interest rate swaps	(573)	119	(454)
Less reclassification adjustment for net gains realized in net income	156	(60)	96

Other comprehensive loss	$(1,694)	$522	$(1,172)

2003:
Net unrealized losses on investment securities available for sale	$(1,515)	$662	$(853)
Net unrealized losses on interest rate swaps	(616)	226	(390)
Less reclassification adjustment for net gains realized in net income	100	(41)	59

Other comprehensive loss	$(2,231)	$929	$(1,302)

SUMMIT BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(23)	PROPOSED ACQUISITION

On December 12, 2005, the Company announced that it had entered into an Agreement and Plan of Merger (the Agreement) with Concord Bank, National Association (Concord) whereby the Company will acquire all of the outstanding shares of Concord for a cash purchase price of $23.7 million. The Agreement is subject to Concord shareholders’ approval. As of December 31, 2005, total assets of Concord were approximately $116.0 million (unaudited) and shareholders’ equity was approximately $11.7 million (unaudited).

(24)	QUARTERLY FINANCIAL DATA (UNAUDITED)

The supplemental quarterly financial data is as follows:

	Quarters ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005
	(In thousands)
Interest income	$7,336	$7,575	$8,015	$8,335
Interest expense	2,300	2,440	2,715	2,819
Net interest income	5,036	5,135	5,300	5,516
Provision for loan losses	264	200	50	25
Net income	1,306	1,351	1,582	1,873
Net income per share—basic	.23	.24	.27	.33
Net income per share—diluted	.23	.24	.27	.33

	Quarters ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
	(In thousands)
Interest income	$6,544	$6,476	$6,703	$7,105
Interest expense	1,927	2,016	2,096	2,221
Net interest income	4,617	4,460	4,607	4,884
Provision for loan losses	464	201	250	175
Net income	1,321	1,291	1,337	1,204
Net income per share—basic	0.23	0.23	0.23	0.22
Net income per share—diluted	0.23	0.23	0.23	0.22